CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted with the Securities and Exchange Commission on May 15, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GENTHERM INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	3714	95-4318554
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

28875 Cabot Drive

Novi, Michigan 48377

(248) 504-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Kauffman, Esq.

Senior Vice President, General Counsel and Secretary

Gentherm Incorporated

28875 Cabot Drive

Novi, Michigan 48377

(248) 504-0500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael S. Ben Jeffrey H. Kuras Honigman LLP 2290 First National Building 660 Woodward Avenue Detroit, MI 48226 (313) 701-9300	Bradley C. Faris Jason Morelli Latham & Watkins LLP 330 N Wabash Ave, Suite 2800 Chicago, IL 60611 (312) 876-7700	Andrew Kaplan Stewart McDowell Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and the date on which all other conditions to the Distribution and Merger described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated Filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this proxy statement/prospectus is not complete and may be changed. The securities offered by this proxy statement/prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED

PROXY STATEMENT/PROSPECTUS FOR ISSUANCE OF UP TO

SHARES OF COMMON STOCK OF GENTHERM INCORPORATED

YOUR VOTE IS VERY IMPORTANT

Dear Shareholders,

On January 29, 2026, Gentherm Incorporated (“Gentherm” or “we”) announced its entry into a definitive agreement to combine Modine Manufacturing Company’s (“Modine”) Performance Technologies business (the “Performance Technologies Business”) with Gentherm. This transaction is an acceleration of our strategy and transformation to become a leader in precision thermal and flow management that serves diverse markets with a compelling strategic and financial outlook.

In 2025, Gentherm established a new strategic framework to deliver shareholder value, which focuses on profitable growth, operational excellence, and superior financial performance. The management team began executing the strategy organically with a focus on shifting Gentherm to critical growth markets, as well as building a funnel of inorganic opportunities that could accelerate our progress.

Throughout the year, Gentherm’s Board of Directors (the “Board”) played a role in reviewing strategic plans, assessing capital allocation priorities, and evaluating major business development opportunities, including mergers and acquisitions. Following a rigorous process, the Board unanimously approved the combination with the Performance Technologies Business and believes it will position Gentherm as a differentiated supplier with a stronger product portfolio, broader end-market diversification, and an enhanced platform for profitable growth.

At our upcoming shareholder meeting (the “Special Meeting”) on     , 2026 we are asking you to approve the issuance of shares of Gentherm common stock, no par value per share (“Gentherm Common Stock”), and an amendment to the Gentherm Second Amended and Restated Articles of Incorporation increasing the authorized shares to allow for such issuance in connection with this transaction.

There are many compelling strategic and financial benefits to Gentherm’s combination with the Performance Technologies Business including:

•

Accelerates Gentherm’s strategic path by building scale in thermal management solutions and expanding its technologies and capabilities in precision flow management: The combination builds scale through a broader portfolio of thermal management solutions, expanded technology and engineering capabilities, and component-to-system integration synergies. Building on both businesses’ proven technology leadership, deep engineering expertise, and shared cultures of innovation, the combined company will be positioned to deliver differentiated solutions, enhance growth, and create long-term shareholder value.

•

Creates strong commercial opportunities across premium customer bases: The combined company will benefit from significant product cross-selling and integration opportunities given the complementary overlap between Gentherm’s advanced product portfolio and technologies and the Performance Technologies Business’s mission-critical engineered solutions. Gentherm expects to accelerate the adoption of its proven products and solutions across the Performance Technologies Business’s blue-chip customer base where it has deep long-term relationships.

•

Establishes stronger foundation for continued growth: This transaction strengthens Gentherm’s foundation with more balanced end-market exposure and ample opportunities for future growth. Approximately one-third of the combined company’s pro forma revenue would have been generated from end markets outside of light vehicles over the twelve months ended September 30, 2025.

•

Benefits from shared focus on operational excellence: The combined company will bring together Gentherm’s culture of operational excellence with the Performance Technologies Business’s well-established operating system, creating a strong foundation for continuous improvement. We believe that joining these businesses will enhance the combined company’s scalability, efficiency, and quality, supporting attractive margin expansion and reinforcing a durable competitive advantage over the long-term.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Delivers ~$25.0 million in identified annual cost synergies: We expect this transaction to generate approximately $25.0 million of annual synergies for the combined company through cost optimization and operational efficiencies. We also expect the combined company to realize significant additional value creation through efficiencies in indirect purchasing and logistics as well as incremental commercial opportunities including cross-selling, product integration, and entrance into global markets in which legacy Gentherm has not previously operated, which, among other contributing factors, is expected to provide improved profitability.

•

Generates a compelling financial profile with flexibility for future investments: The combined company would have generated pro forma revenue of $2.6 billion for the trailing twelve month period ended September 30, 2025. The Reverse Morris Trust structure preserves Gentherm’s strong balance sheet, with a pro forma net leverage ratio of approximately 1.0x. This expected strong cash flow generation and modest financial leverage will allow the combined company to maintain capital allocation flexibility, and this transaction is expected to be accretive to adjusted earnings per share by year two.

We appreciate the engagement we have had with many of you since we announced the transaction. Our teams are working hard to plan for integration, supported by leaders and advisors who have extensive experience in large-scale integrations. We are as confident as ever that the combination with the Performance Technologies Business positions us exceptionally well to build on our momentum and deliver value to shareholders.

The Gentherm Board has been highly engaged throughout the transaction process and strongly recommends that shareholders support this transaction and vote “FOR” each of the proposals to be considered at the Special Meeting.

This proxy statement/prospectus is being distributed by Gentherm for use in soliciting proxies for the Special Meeting and contains important information related to this transaction, the Special Meeting and the proposals we are asking shareholders to vote on. We urge shareholders to carefully review this entire document, including all annexes, exhibits and documents incorporated by reference. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 46 of this proxy statement/prospectus.

Thank you for your investment in Gentherm.

Sincerely,

Ron Hundzinski	Bill Presley
Chair of the Board of Gentherm Incorporated	President and Chief Executive Officer

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT OR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated    and is first being mailed to Gentherm shareholders on or about    .

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GENTHERM INCORPORATED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Gentherm Incorporated:

You are hereby notified that Gentherm Incorporated (“Gentherm”) will hold a special meeting of its shareholders on    at    [a.m.] / [p.m.], Eastern Time, exclusively via the Internet at    (the “Special Meeting”). To attend, you must register at     . After you register, you will receive instructions via email, including your unique links that will allow you access to the Special Meeting. You will not be able to attend the Special Meeting in person.

The Special Meeting is being held exclusively for the following purposes:

1.

To consider and vote upon a proposal to approve the issuance of shares of Gentherm Common Stock (the “Share Issuance Proposal”) pursuant to the Agreement and Plan of Merger, dated as of January 29, 2026, by and among Gentherm, Modine Manufacturing Co., Platinum SpinCo Inc. and Platinum Gold Merger Sub Inc.(as may be amended from time to time, the “Merger Agreement”);

2.

To consider and vote upon a proposal to approve an amendment to the Gentherm Second Amended and Restated Articles of Incorporation to effect an increase to the number of authorized shares of Gentherm Common Stock (the “Charter Amendment Proposal”) pursuant to the Merger Agreement; and

3.

To consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal and the Charter Amendment Proposal, (b) to solicit additional proxies if there are insufficient shares of Gentherm Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Gentherm has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Gentherm shareholders prior to the Special Meeting (the “Adjournment Proposal”).

The accompanying proxy statement/prospectus, including all annexes, exhibits and documents incorporated by reference, contains further information with respect to the business to be transacted at the Special Meeting. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference therein, and the annexes carefully and in their entirety. The approval of the Share Issuance Proposal and the Charter Amendment Proposal are the only approvals of Gentherm shareholders required for completion of the transactions contemplated by the Merger Agreement. Gentherm will transact no other business at the Special Meeting other than the proposals described above, except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

The Board of Directors of Gentherm has fixed the close of business on     as the record date for the Special Meeting (the “Record Date”). Only shareholders of record of Gentherm Common Stock at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. For at least ten (10) days prior to the Special Meeting, a list of the shareholders entitled to vote at the Special Meeting will be available for inspection upon request.

To attend the Special Meeting, you must be a registered Gentherm shareholder as of the Record Date, or, if your shares are held through a bank, broker or other nominee, you must obtain a legal proxy from such holder and follow the instructions set forth in the accompanying proxy statement/prospectus.

THE GENTHERM BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER, THE GENTHERM SHARE ISSUANCE, AND THE GENTHERM CHARTER AMENDMENT AND RECOMMENDS THAT GENTHERM SHAREHOLDERS VOTE “FOR” THE SHARE

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ISSUANCE PROPOSAL, “FOR” THE CHARTER AMENDMENT PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Your vote is very important. To ensure that your vote is recorded promptly, please vote as soon as possible, whether or not you plan to attend the Special Meeting. Shareholders of record have three options for submitting their votes: (1) via the Internet, (2) by telephone, or (3) by mail using a paper proxy card. Submitting a proxy via the Internet or by telephone provides the same authority to vote shares as returning a paper proxy card by mail. If you have Internet access, we encourage you to record your vote via the Internet. If you participate in the Special Meeting via the Internet, you may vote your shares electronically during the Special Meeting even if you previously voted via the Internet, by telephone or by mail using a paper proxy card. If you own shares through a bank, broker, or other holder of record, you must instruct your bank, broker or other holder of record on how to vote in order for them to vote your shares so that your vote can be counted at the Special Meeting. Gentherm shareholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus before it has been voted at the Special Meeting.

By Order of the Board of Directors,

GENTHERM INCORPORATED

Wayne Kauffman

Senior Vice President, General Counsel and Secretary

Novi, Michigan

    , 2026

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Gentherm from other documents that Gentherm has filed with the Securities and Exchange Commission (the “SEC”) and that are not contained in, and are instead incorporated by reference into, this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information; Incorporation by Reference.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.

This proxy statement/prospectus, including all annexes, exhibits and documents incorporated by reference into this proxy statement/prospectus, or other information filed with the SEC by Gentherm can also be found on Gentherm’s website at https://ir.gentherm.com/financial-information/sec-filings and can be downloaded free of charge. Paper copies of this proxy statement/prospectus, including all annexes, exhibits and documents incorporated by reference into this proxy statement/prospectus, may be obtained without charge from Gentherm. Paper copies of exhibits to this proxy statement/prospectus or the exhibits to any of the documents incorporated by reference into this proxy statement/prospectus are available, but a reasonable fee per page will be charged to the requesting shareholder. Shareholders may make requests in writing to the attention of Corporate Secretary at Gentherm’s principal executive offices at 28875 Cabot Drive, Novi, Michigan 48377, by calling the Investor Relations contact of Gentherm at (248) 308-1702 or by emailing investors@gentherm.com.

In order for you to receive timely delivery of the documents in advance of the Special Meeting, you must request the information no later than     .

Gentherm shareholders who have questions about the Special Meeting or need to obtain proxy cards or other information should contact Gentherm’s proxy solicitor using the following contact information:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

(212) 750-5833

None of Gentherm, Merger Sub, Modine or SpinCo has authorized anyone to give any information or make any representation about the transactions described in this proxy statement/prospectus or about Gentherm, Merger Sub, Modine or SpinCo that differs from or adds to the information in this proxy statement/prospectus or the documents that Gentherm or Modine publicly files with the SEC. None of Gentherm, Merger Sub, Modine or SpinCo takes responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer and solicitations of offers presented in this proxy statement/prospectus do not extend to you. If you are in a jurisdiction where solicitations of a proxy are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the solicitation presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this document, unless the information specifically indicates that another date applies. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof or the dates specified herein. You should not assume that the information contained in any document incorporated by reference herein is accurate as of any date other than the date of such document or the dates specified therein. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Neither the mailing of this proxy statement/prospectus to the Gentherm shareholders, nor the taking of any actions contemplated hereby by Gentherm or Modine at any time, will create any implication to the contrary.

EXPLANATORY NOTE

Gentherm Incorporated (“Gentherm”) has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Gentherm and Platinum Gold Merger Sub Inc. (“Merger Sub”). Modine Manufacturing Co. (“Modine”) has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Modine, Modine’s Performance Technologies business (the “Performance Technologies Business”) and Platinum SpinCo Inc. (“SpinCo”). Gentherm and Modine have both contributed information to this proxy statement/prospectus relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of January 29, 2026, by and among Gentherm, Merger Sub, Modine and SpinCo (as may be amended from time to time, the “Merger Agreement”). Statements contained in this proxy statement/prospectus or in any document incorporated into this proxy statement/prospectus by reference as to the contents of any contract or other document referred to within this proxy statement/prospectus or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement contained in this proxy statement/prospectus is qualified in its entirety by reference to the underlying documents. For a list of documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333- ) filed by Gentherm (the “Gentherm Registration Statement”) with the SEC to register with the SEC the issuance of shares of common stock of Gentherm, no par value (“Gentherm Common Stock”), to be issued pursuant to the Merger Agreement. It constitutes a prospectus of Gentherm under Section 5 of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder), with respect to the shares of Gentherm Common Stock to be issued to Modine shareholders in exchange for the shares of SpinCo’s common stock, par value $0.01 per share (“SpinCo Common Stock”), to which they are entitled in connection with the transactions contemplated by the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder), and a notice of meeting and action to be taken with respect to the Special Meeting at which Gentherm shareholders will consider and vote on the proposal to approve the issuance of shares of Gentherm Common Stock and the proposal to amend the Gentherm articles of incorporation, each in connection with the transactions described in the Merger Agreement.

SpinCo is filing a registration statement on Form 10 (the “SpinCo Registration Statement”) to register shares of SpinCo Common Stock, which will be distributed to Modine shareholders pursuant to the Distribution (as defined herein), after which all shares of SpinCo Common Stock (other than shares held by Modine, SpinCo, Gentherm, Merger Sub or their respective subsidiaries, if any, which shares will be cancelled) will be converted into the right to receive shares of Gentherm Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement.

TRADEMARKS AND TRADE NAMES

Certain of the logos and other registered or common law trademarks, service marks or trade names appearing in this proxy statement/prospectus are the property of Gentherm or its licensors. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus, including logos, artwork and other visual displays, may appear without the SM, ® and ™ symbols, but such references are not intended to indicate in any way that Gentherm will not assert, to the fullest extent under applicable law, Gentherm’s rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certain of the logos and other registered or common law trademarks, service marks or trade names appearing in this proxy statement/prospectus are the property of Modine or its licensors. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus, including logos, artwork and other visual displays, may appear without the SM, ® and ™ symbols, but such references are not intended to indicate in any way that Modine will not assert, to the fullest extent under applicable law, Modine’s rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

i

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ii

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN DEFINITIONS

Certain abbreviations and terms used in the text and notes of this proxy statement/prospectus are defined below:

Abbreviation/Term	Description
“Acquisition Transaction”

Any transaction or series of transactions (other than the Transactions) involving, directly or indirectly: (a) any merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture, exclusive license, spin-off, share exchange or other similar transaction involving twenty percent (20%) or more of the issued and outstanding shares of Gentherm Common Stock or any other class or type of interest, or consolidated assets of Gentherm or any of its subsidiaries, (b) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of subsidiaries), net revenue or net income of Gentherm and its subsidiaries, as determined on a fair-market-value basis, (c) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of Gentherm Common Stock or of any other class or type of interest of Gentherm, (d) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Gentherm Common Stock or if any other class or type of interest of Gentherm or any of its subsidiaries or (e) any combination of the foregoing.

“Adjournment Proposal”

A proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal or the Charter Amendment Proposal, (b) if there are insufficient shares of Gentherm Common Stock represented (either in person, via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Gentherm has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Gentherm shareholders prior to the Special Meeting.

“Affiliate”

When used with respect to a specified Person (at any point in time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person.

“Aggregate Adjustment Amount”

The product of: (A) the Exchange Ratio Increase Amount, multiplied by (B) $37.4775, multiplied by (C) the number of outstanding shares of SpinCo Common Stock that will be outstanding immediately prior to the Effective Time.

“Assets”	With respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
statements of such Person, including rights and benefits pursuant to any contract, license, permit, mortgage, concession, franchise, undertaking or other arrangement.
“Barclays”	Barclays Capital Inc., financial advisor to Gentherm for purposes of the Transactions.
“Benefit Plan”

Each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each benefit or compensation plan, program, policy, contract, agreement or arrangement, including each pension, post-employment or retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, consulting, termination, supplemental unemployment, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity or equity-based incentive plan, program, agreement, policy or other arrangement, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any multiemployer plan.

“BofA Securities”	BofA Securities, Inc., financial advisor to Modine for purposes of the Transactions.
“Bridge Financing”	The bridge debt financing contemplated by the Commitment Letter.
“Burdensome Condition”

For Gentherm, any requirement to take or agree to take any action that would, or would reasonably be expected to, result in a material adverse effect on the business, assets, properties, financial condition or results of operations of Gentherm and its subsidiaries (including SpinCo and other members of the SpinCo Group), taken as a whole, after the consummation of the Transactions, or for Modine, any requirement to take or agree to take any action that is not conditioned on the Closing or relates to or would impact any properties, assets or businesses of Modine’s climate solutions business.

“Cash Transfer”

(a) If the Cash Transfer Amount is a positive number, a cash payment from SpinCo to Modine in an amount equal to the Cash Transfer Amount and (b) if the Cash Transfer Amount is a negative number, a cash payment from Modine to SpinCo in an amount equal to the absolute value of the Cash Transfer Amount.

“Cash Transfer Amount”

The sum of (a) the Estimated Net Working Capital Adjustment (which may be positive or negative), plus (b) the Estimated SpinCo Cash, minus (c) the Estimated SpinCo Indebtedness, plus (d) the SpinCo Expense Reimbursement.

“Charter Amendment”	The amendment to the Gentherm Charter that is the subject of the Charter Amendment Proposal, substantially in the form included in this proxy statement/prospectus as Annex D.
“Charter Amendment Proposal”	A proposal to approve an amendment to the Gentherm Charter to effect an increase to the number of authorized shares of Gentherm Common Stock pursuant to the Merger Agreement.
“Closing”	The closing of the Merger.
“Closing Date”	The date on which the Closing actually occurs.
“Code”	The Internal Revenue Code of 1986, as amended.
“Commitment Letter”	The Amended and Restated Commitment Letter, dated as of February 27, 2026, by and among SpinCo, Gentherm and the Commitment Parties, as may be amended from time to time.
“Commitment Parties”	The financial institutions party to the Commitment Letter.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Competing Proposal”	Any inquiry, proposal or offer (other than an offer or proposal made or submitted by Gentherm to Modine or SpinCo or by Modine to Gentherm) from a third party relating to any Acquisition Transaction.
“Contribution”

The contribution by Modine of (i) the SpinCo Assets listed below in “The Transaction Agreements-The Separation Agreement-Transfer of Assets and Assumption of Liabilities” and (ii) the Cash Transfer (if the Cash Transfer Amount is a negative number) to SpinCo in exchange for (a) the assumption of the SpinCo Liabilities by SpinCo, (b) the actual or deemed issuance by SpinCo to Modine of shares of SpinCo Common Stock, (c) the payment by SpinCo to Modine of the SpinCo Cash Distribution and (d) the payment by SpinCo to Modine of the Cash Transfer (if the Cash Transfer Amount is a positive number).

“Cut-Off Time”	11:59 p.m., Eastern Time, on the day prior to the Distribution Date.
“Determination Time”	4:30 p.m., Eastern Time, on the second business day immediately prior to the date on which the Closing occurs.
“DGCL”	The General Corporation Law of the State of Delaware, as amended.
“Distribution”	The distribution by Modine of one hundred percent (100%) of the SpinCo Common Stock pursuant to the terms of the Separation Agreement.
“Distribution Date”	The date on which Modine distributes all of the issued and outstanding shares of SpinCo Common Stock to the holders of record of shares of Modine Common Stock as of the Distribution Record Date.
“Distribution Record Date”

The close of business, on the date to be determined by the Modine Board (or a committee thereof) as the record date for the determination of holders of record of shares of Modine Common Stock entitled to receive SpinCo Common Stock pursuant to the Distribution.

“Distribution Time”

The time at which the Distribution occurs on the Distribution Date, which for accounting purposes will be deemed to be 12:01 a.m., Eastern Time, unless another time is selected by Gentherm, Modine and SpinCo.

“DOJ”	The U.S. Department of Justice.
“Effective Time”	The effective time of the Merger.
“Employee Matters Agreement”	The Employee Matters Agreement to be entered into prior to or at the Effective Time, by and among Gentherm, SpinCo and Modine.
“Equity Award Exchange Ratio”

The quotient, rounded down to four decimal places, obtained by dividing (a) the average volume weighted average trading price of a share of Modine Common Stock trading “regular way with due bills” on the applicable exchange (i.e., inclusive of SpinCo value) for the five (5) consecutive trading days ending two (2) trading days prior to the date on which the Determination Time occurs by (b) the average volume weighted average trading price of a share of Gentherm Common Stock trading on the applicable exchange for the five (5) consecutive trading days ending two (2) trading days prior to the date on which the Determination Time occurs, in each case as reported by Bloomberg, L.P.

“ERISA”	The U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“Estimated Net Working Capital”	Modine’s good faith estimate of the Net Working Capital as of the Cut-Off Time.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Estimated Net Working Capital Adjustment”

(A) if the Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Estimated Net Working Capital exceeds the Target Net Working Capital; (B) if the Estimated Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) if the Estimated Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which the Target Net Working Capital exceeds the Estimated Net Working Capital.

“Estimated SpinCo Cash”	Modine’s good faith estimate of the SpinCo Cash (as defined in the Separation Agreement) as of the Cut-Off Time.
“Estimated SpinCo Expense Reimbursement”	Modine’s good faith estimate of the SpinCo Expense Reimbursement as of the Cut-Off Time.
“Estimated SpinCo Indebtedness”	Modine’s good faith estimate of the SpinCo Indebtedness as of the Cut-Off Time.
“Excess Adjustment Amount”	The amount by which the Aggregate Adjustment Amount exceeds the Final Adjustment Cap.
“Exchange Act”	The Securities Exchange Act of 1934, as amended.
“Exchange Agent”

A nationally recognized commercial bank or trust company designated by Gentherm and reasonably acceptable to Modine to act as agent for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with the Merger Agreement.

“Exchange Fund”

Book-entry shares representing consideration in respect of the Merger issuable to holders of shares of SpinCo Common Stock pursuant to the Merger Agreement as of immediately prior to the Effective Time and other amounts payable pursuant to the Merger Agreement.

“Exchange Ratio”

Prior to giving effect to any adjustment provided in the Merger Agreement, a number equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution.

“Exchange Ratio Increase Amount”	The amount by which the Exchange Ratio may be increased in certain circumstances as set forth in the Merger Agreement.
“Final Adjustment Amount”

The lesser of (x) the Aggregate Adjustment Amount minus the Intermediate Adjustment Cap and (y) the Final Adjustment Cap minus the Intermediate Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

“Final Adjustment Cap”	$200,000,000.
“Final Cash Transfer Amount”

An amount equal to the sum of (a) the Final Net Working Capital Adjustment (which may be positive or negative), plus (b) the Final SpinCo Cash, minus (c) the Final SpinCo Indebtedness plus (d) the Final SpinCo Expense Reimbursement.

“Final Net Working Capital”	The Net Working Capital set forth in the Final Adjustment Statement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Final Net Working Capital Adjustment”

If (A) the Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Final Net Working Capital exceeds the Target Net Working Capital; (B) the Final Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) the Final Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which the Target Net Working Capital exceeds the Final Net Working Capital.

“Final SpinCo Cash”	The SpinCo Cash as of the Cut-Off Time as determined pursuant to the post-closing adjustment.
“Final SpinCo Expense Reimbursement”	The SpinCo Expense Reimbursement as determined pursuant to the post-closing adjustment.
“Final SpinCo Indebtedness”	The SpinCo Indebtedness as of the Cut-Off Time as determined pursuant to the post-closing adjustment.
“FTC”	The U.S. Federal Trade Commission.
“Fully Diluted Gentherm Shares”

The sum of (a) the number of shares of Gentherm Common Stock outstanding as of the Determination Time plus (b) the number of shares of Gentherm Common Stock underlying Gentherm Equity Awards as of the Determination Time (provided that for purposes of this clause (b), shares of Gentherm Common Stock underlying Gentherm RSU Awards and Gentherm PSU Awards will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

“Fully Diluted SpinCo Shares”	A number of shares of Gentherm Common Stock equal to (a) the Fully Diluted Gentherm Shares, multiplied by (b) a fraction equal to (i) 40%, divided by (ii) 60%.
“GAAP”	United States generally accepted accounting principles.
“Gentherm”	Gentherm Incorporated, a Michigan corporation.
“Gentherm Benefit Plan”

Each Benefit Plan (a) that is maintained, sponsored, contributed to or entered into, by Gentherm or any of its subsidiaries, or to which Gentherm or any of its subsidiaries is required to contribute or (b) under or with respect to which Gentherm or any of its subsidiaries has any liability.

“Gentherm Board”	The Board of Directors of Gentherm.
“Gentherm Board Recommendation”	The recommendation by the Gentherm Board that Gentherm shareholders vote “FOR” the Share Issuance Proposal and “FOR” the Charter Amendment Proposal.
“Gentherm Bylaws”	The Amended and Restated Bylaws of Gentherm.
“Gentherm Charter”	Second Amended and Restated Articles of Incorporation of Gentherm.
“Gentherm Common Stock”	The common stock, without par value, of Gentherm.
“Gentherm Equity Awards”	Collectively, all Gentherm RSU Awards, Gentherm Restricted Stock Awards, and Gentherm PSU Awards.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Gentherm Equity Incentive Plan”	The Gentherm Incorporated 2013 Equity Incentive Plan and the Gentherm Incorporated 2023 Equity Incentive Plan, each as amended from time to time.
“Gentherm Group”	Gentherm and each Person that is or becomes a subsidiary of Gentherm (including, after the Effective Time, SpinCo and the members of the SpinCo Group).
“Gentherm Merger Tax Opinion”

A written opinion of Latham, reasonably satisfactory in form and substance to Gentherm, required as a condition to Gentherm’s obligation to complete the Transactions, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Gentherm PSU Award”	A restricted stock unit award subject to performance-vesting conditions granted under a Gentherm Equity Incentive Plan.
“Gentherm Restricted Stock Award”	A restricted stock award granted under a Gentherm Equity Incentive Plan.
“Gentherm Revolving Credit Facility”

The revolving commitments made available pursuant to that certain Second Amended and Restated Credit Agreement, dated as of June 10, 2022, by and among Gentherm, the other borrower parties from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Gentherm RSU Award”	A restricted stock unit award granted under a Gentherm Equity Incentive Plan that is not a Gentherm PSU Award.
“Gentherm Share Issuance”	The issuance of the shares of Gentherm Common Stock in the Merger.
“Gentherm shareholders”	The holders of Gentherm Common Stock.
“Gentherm Shareholder Approval”	The approval by Gentherm shareholders of the Gentherm Share Issuance and the Gentherm Charter Amendment at the Special Meeting.
“Gentherm Special Dividend”	A special dividend to be declared by the Gentherm Board pro rata to the holders of Gentherm Common Stock as of a record date prior to the Closing Date, if applicable.
“Gibson Dunn”	Gibson, Dunn & Crutcher LLP, counsel to Modine.
“Governmental Authority”

Any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Honigman”	Honigman LLP, counsel to Gentherm.
“HSR Act”	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Initial Adjustment Amount”	The lesser of (x) the Aggregate Adjustment Amount and (y) the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).
“Initial Adjustment Cap”	$35,000,000.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Intellectual Property Matters Agreement”	The Intellectual Property Matters Agreement to be entered into prior to or at the Effective Time, by and among Gentherm, SpinCo and Modine.
“Intermediate Adjustment Amount”	The lesser of (x) the Aggregate Adjustment Amount minus the Initial Adjustment Cap and (y) the Intermediate Adjustment Cap minus the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).
“Intermediate Adjustment Cap”	$70,000,000.00.
“IRS”	The U.S. Internal Revenue Service.
“IRS Ruling”

A private letter ruling from the IRS received by Modine regarding such matters germane to the U.S. federal income tax consequences of the Separation, Contribution, Distribution and Merger and any related transactions as Modine and Gentherm may determine in accordance with the Merger Agreement.

“Latham”	Latham & Watkins LLP, counsel to Gentherm.
“MBCA”	Michigan Business Corporation Act.
“Merger”	The merger of Merger Sub with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of Gentherm, as contemplated by the Merger Agreement.
“Merger Agreement”	The Agreement and Plan of Merger, dated as of January 29, 2026, by and among Modine, SpinCo, Gentherm and Merger Sub, as may be amended from time to time.
“Merger Sub”	Platinum Gold Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Gentherm.
“Modine”	Modine Manufacturing Co., a Wisconsin corporation.
“Modine Assets”	All Assets of either Modine or SpinCo or the members of the Modine Group or the SpinCo Group as of the Distribution Time, other than SpinCo Assets.
“Modine Awards”	Modine Option Awards, Modine RSU Awards and Modine PS Awards, collectively.
“Modine Benefit Plan”

Each Benefit Plan (a) that is maintained, sponsored, contributed to or entered into by Modine or any of its affiliates (including SpinCo and its subsidiaries) or to which Modine or any of its affiliates (including SpinCo and its subsidiaries) is required to contribute, in each case, for the benefit of any SpinCo Employee or any other current or former director, officer, consultant, employee or other individual service provider of the Performance Technologies Business or (b) under or with respect to which SpinCo has any liability.

“Modine Board”	The Board of Directors of Modine.
“Modine Business”

All businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Distribution Time by either Modine or SpinCo or any member of the Modine Group or the SpinCo Group (other than the Performance Technologies Business).

“Modine Common Stock”	The common stock, par value $0.625 per share, of Modine.
“Modine Distribution Tax Opinion”

A written opinion of Gibson Dunn, reasonably satisfactory in form and substance to Modine, required as a condition to Modine and SpinCo’s obligation to complete the Transactions, regarding the U.S. federal income tax treatment of the Contribution and Distribution.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Modine Employee”	Each employee of the Modine Group as of immediately prior to the Distribution Time who is not a SpinCo Employee.
“Modine Group”	Modine and each Person that is a subsidiary of Modine (other than SpinCo and any other member of the SpinCo Group).
“Modine Incentive Compensation Plan”

The Modine Manufacturing Company Amended and Restated 2008 Incentive Compensation Plan, the Modine Manufacturing Company 2017 Incentive Compensation Plan and the Modine Manufacturing Company Amended and Restated 2020 Incentive Compensation Plan, each as amended from time to time.

“Modine Merger Tax Opinion”

A written opinion of Gibson Dunn, reasonably satisfactory in form and substance to Modine, required as a condition to Modine and SpinCo’s obligation to complete the Transactions, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Modine Option Award”	A stock option award granted under a Modine Incentive Compensation Plan.
“Modine PS Award”	A performance stock award subject to performance-vesting conditions granted under a Modine Incentive Compensation Plan.
“Modine Reimbursement Account Plan”	The flexible reimbursement account plan of Modine and its affiliates.
“Modine RSU Award”	A restricted stock unit award granted under a Modine Incentive Compensation Plan.
“Modine shareholders”	The holders of Modine Common Stock.
“Nasdaq”	The Nasdaq Global Market.
“Net Working Capital”

As of the Cut-Off Time, and without duplication, an amount (which may be a positive or negative number) equal to (i) the current assets of the Performance Technologies Business, minus (ii) the current liabilities of the Performance Technologies Business, in each case, which are included in specific line item categories agreed between Modine and Gentherm, but excluding (A) any deferred tax assets, deferred tax liabilities, income tax assets, and income tax liabilities, (B) all receivables and payables between any existing Modine entity to be transferred to SpinCo and another existing Modine entity to be transferred to SpinCo, (C) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or contracts to be settled or eliminated in connection with the Closing pursuant to the Separation Agreement, (D) the Bridge Financing and/or the Permanent SpinCo Financing and any proceeds thereof, (E) the SpinCo Expense Reimbursement (including certain reimbursement obligations relating to the Bridge Financing and/or the Permanent SpinCo Financing), (F) the Modine Assets and the Modine Liabilities, (G) any amounts to the extent included and reflected in the calculation of SpinCo Indebtedness and SpinCo Cash, (H) operating lease balances, (I) pay-to-play assets and (J) Mexican statutory GAAP accounts. The Net Working Capital will be determined in accordance with and calculated on a basis consistent with accounting principles agreed between Gentherm and Modine.

“NYSE”	The New York Stock Exchange.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Overlap Shareholders”

Investors who are both Modine shareholders and Gentherm shareholders immediately prior to the Distribution and the consummation of the Merger, as more fully described under “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

“Overlap Shares”

The shares of Gentherm Common Stock, with respect to each Overlap Shareholder, that can be taken into account in the determination of the number of shares of Gentherm Common Stock that Modine shareholders must receive to not result in gain imposed under Section 355(e) of the Code with respect to the Distribution, as determined in accordance with the provisions of the Merger Agreement.

“Performance Technologies Business”

The business, operations and activities that constitute Modine’s Performance Technologies business segment as narratively described in Modine’s Annual Report on Form 10-K for the period ending March 31, 2025 (and the portions of the business currently included in the Performance Technologies segment that may have been otherwise classified in the past), (a) (i) as such business, operations and activities have been conducted since January 29, 2021, and (ii) as such business, operations and activities are conducted from January 29, 2026 until immediately prior to the Distribution Date by any member of the Modine Group or the SpinCo Group (or any of their respective predecessors), (b) together with the (i) other businesses, operations and activities that were terminated or discontinued during the periods described in clauses (a)(i) and (ii) (and with respect to clause (a)(ii), solely to the extent such termination or discontinuation is permitted under the Merger Agreement) that, at the time of termination or discontinuation, were primarily related to the business, operations or activities described in clause (a), and (ii) divested businesses specifically agreed by Modine and Gentherm, but (c) excluding the business, operations and activities that constitute the Modine’s Climate Solutions segment; provided that the Performance Technologies Business shall not include the Modine Assets or the Modine Business.

“Permanent SpinCo Financing”

The incurrence or issuance of any long-term debt financing by SpinCo (or its designee), including the issuance and sale of secured or unsecured notes (which may be in the form of convertible notes) in a public offering or in a Rule 144A or other private placement and/or the borrowing of term loans, in each case, in lieu of or in replacement of, all or a portion of the Bridge Financing.

“Person”	An individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.
“RMT”	Reverse Morris Trust.
“SEC”	The U.S. Securities and Exchange Commission.
“Securities Act”	The Securities Act of 1933, as amended.
“Separation”

The transactions to effect the separation of the Performance Technologies Business from the Modine Business, as set forth in the Separation Agreement, the Merger Agreement and the other applicable Transaction Documents.

“Separation Agreement”	The Separation Agreement, dated as of January 29, 2026, by and among Gentherm, SpinCo and Modine, as may be amended from time to time.
“Share Issuance Proposal”	A proposal to approve the issuance of shares of Gentherm Common Stock pursuant to the Merger Agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
“Special Meeting”	A special meeting of the Gentherm shareholders to be held to vote on the proposals necessary to complete the Merger, and any adjournment or postponement thereof.
“SpinCo”

Platinum SpinCo Inc., a Delaware corporation and wholly owned indirect subsidiary of Modine. Following the Separation, SpinCo and its subsidiaries will own the Performance Technologies Business. Following the Merger, SpinCo will be a wholly owned subsidiary of Gentherm.

“SpinCo Benefit Plan”

Each Modine Benefit Plan that is (a) maintained, sponsored, contributed to or entered into solely by SpinCo or a subsidiary thereof, or to which SpinCo or a subsidiary thereof (and none of Modine or any of its other subsidiaries) is required to contribute, or to which SpinCo or any of its subsidiaries (and none of Modine or any of its other subsidiaries) is a party, or (b) an individual offer letter, employment agreement, change in control employment agreement, or consulting agreement between Modine or one of its affiliates (other than the SpinCo Group) and a SpinCo Employee.

“SpinCo Cash Distribution”

The cash distribution by SpinCo to Modine occurring immediately prior to the Distribution pursuant to the Separation Agreement in an amount equal to $210.0 million, subject to adjustment as set forth in the Merger Agreement.

“SpinCo Common Stock”	The common stock, par value $0.001 per share, of SpinCo.
“SpinCo Employee”

Any employee of the SpinCo Group or the Modine Group, who has been identified on the employee roster of the SpinCo Group or who is hired by the Modine Group subsequent to the execution of the Merger Agreement and whose services are primarily dedicated to the Performance Technologies Business (in all cases, including any individual who is on short-term or long-term disability under a Modine Benefit Plan); provided, however, that any individual whose consent is required to transfer such individual’s employment to the SpinCo Group and who objects to, or does not provide consent to, such transfer shall not be a SpinCo Employee.

“SpinCo Expense Reimbursement”	Certain transaction fees, costs and expenses incurred, paid or payable by any member of the Modine Group or paid by any member of the SpinCo Group prior to the Closing.
“SpinCo Group”

(a) Prior to the Distribution Time, SpinCo and each Person that will be a subsidiary of SpinCo as of immediately after the Distribution Time, even if, prior to the Distribution Time, such Person is not a subsidiary of SpinCo; and (b) on and after the Distribution Time, SpinCo and each person that is a subsidiary of SpinCo immediately after the Distribution Time, and each other Person that becomes a subsidiary of SpinCo.

“SpinCo Indebtedness”	Without duplication, in each case calculated in accordance with accounting principles agreed between Gentherm and Modine, the aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of the Cut-Off Time: (a) the outstanding principal amount of any indebtedness for borrowed money, including any related accrued and unpaid interest, and, to the extent actually due and payable in connection with the payment of such indebtedness at the Distribution, prepayment fees, premiums or penalties; (b) all obligations under letters of credit, bankers’ acceptances, performance bonds, sureties and similar instruments issued for the account of such Person, in each case, only to the extent drawn; (c) all Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, to the extent such arrangements are required to be unwound or terminated, in accordance with their terms, as a result of the consummation of the Distribution or Merger, calculated, as of the Cut-Off Time, as the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
amount of any payments that would be required to be paid by such Person to the counterparty banks in the event of an early unwind or early termination of such arrangements at the Cut-Off Time less any amount payable to such Person in connection to such unwind or termination; (d) the amount of any deferred purchase price Liabilities related to past acquisitions for equity, property, assets, goods or services (including holdback amounts or similar items including any contingent obligations to pay a deferred purchase price (including contingent earn-outs but excluding any indemnification or similar non-purchase price obligations) and similar performance-based payment obligations); (e) all obligations under a lease agreement required by GAAP to be recorded as finance lease obligations, but excluding any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases unless such breakage costs, prepayment penalties, fees or other similar amounts are due and will be paid at the Distribution; (f) (1) any severance obligations with respect to former SpinCo Employees (or current SpinCo Employees with respect to which notice of termination has been provided, other than with respect to terminations at the direction of Gentherm) that are outstanding and unpaid as of the Cut-Off Time; (2) all obligations in respect of unpaid and unfunded nonqualified deferred compensation plan liabilities that are transferred to or assumed by any member of the SpinCo Group pursuant to the Employee Matters Agreement, measured as of the Cut-Off Time and determined on an aggregated basis; (3) all cash dividend equivalent rights in respect of any outstanding Modine Award held by a SpinCo Employee with respect to the portion of the vesting period elapsed on or prior to the Distribution Time; (4) all unfunded or underfunded liabilities under any defined benefit pension, retirement or similar plans or arrangements (including pension service awards, termination indemnitees, jubilee payments, seniority or gratuity payments, and any penalty payments related thereto) that are transferred to or assumed by any member of the SpinCo Group pursuant to the Employee Matters Agreement, measured as of the most recent practicable date prior to the Distribution Time and determined on a projected benefit obligation basis; (5) any liabilities assumed by the SpinCo Group with respect to the Modine Deferred Compensation Plan (as such term is used in the Employee Matters Agreement); (6) the portion of any retention or transaction bonuses payable in connection with the Separation, Distribution or Merger that are or become payable by the SpinCo Group as of the Distribution Time (excluding any liabilities or obligations (A) arising in connection with any arrangements entered into at the direction of Gentherm or any member of Gentherm Group, (B) pursuant to plans, agreements, arrangements or contracts approved by Modine in writing that require more than 60 days of continued service following the Distribution Time or (C) arising as a result of both the Reorganization, Distribution or Merger and a termination of employment or continued service following the consummation of the Separation, Distribution or Merger); and (7) the employer portion of any taxes payable by any member of the SpinCo Group with respect to any amounts set forth in the preceding clauses (1) through (6) and calculated as if all such amounts were paid on the Closing Date; (g) one hundred percent (100%) of all deferred revenue and customer advances / deposits associated with contracts that are SpinCo contracts (other than with respect to customer owned tooling, which shall be included in the calculation of Net Working Capital); (h) all accrued and unpaid bonuses (including profit-sharing) as of the Cut-Off Time payable to SpinCo Employees, (i) the amount of any unpaid Modine taxes that will be payable by SpinCo or a member of the SpinCo Group; (j) all outstanding factored accounts receivable; (k) any unpaid capital expenditures in accounts payable; (l) any unpaid liabilities related to the items set forth on the applicable schedule to the Separation Agreement; and (m) guaranties of any obligations of the types described in the preceding clauses (a) through (l), inclusive, of any

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description

other Person; provided, that if, after the Cut-Off Time but prior to the Distribution, any SpinCo Cash is distributed to Modine or used to pay any SpinCo Designated Transaction Expenses (as such term is used in the Separation Agreement), or SpinCo Indebtedness, such amounts shall not be included in the calculation of Estimated SpinCo Cash or Final SpinCo Cash. Notwithstanding the foregoing, “SpinCo Indebtedness” does not include the aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of the Cut-Off Time: (a) any operating or other lease obligations not required to be recorded as finance lease obligations between or among SpinCo and any other member of the SpinCo Group; (b) intercompany obligations between or among SpinCo and any other member of the SpinCo Group to the extent such obligations are not terminated as of the Closing; (c) any obligations under any undrawn letters of credit, banker’s acceptances, performance bonds or similar obligations; (d) any SpinCo Indebtedness incurred by or at the direction of Gentherm and/or any of its Affiliates, including any SpinCo Indebtedness incurred by any such Persons in connection with the Distribution or the transactions contemplated by the Merger Agreement, including indebtedness incurred pursuant to the Bridge Financing and/or the Permanent SpinCo Financing or (e) any amounts included in the definition or calculation of Net Working Capital or SpinCo Designated Transaction Expenses.

“SpinCo Indemnitees”

SpinCo, each member of the SpinCo Group and SpinCo’s Affiliates and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing.

“SpinCo Make Whole Awards”

The number of shares of Gentherm Common Stock underlying the Gentherm Equity Awards that would be awarded in respect of Modine Awards pursuant to the Employee Matters Agreement, based on Modine Awards outstanding as of, and otherwise calculated as of, the Determination Time.

“SpinCo Transferred Employee”	Each SpinCo Employee who remains employed by a member of the SpinCo Group at the time of the Closing or whose employment transfers to a member of the SpinCo Group as of or following the Closing.
“Target Net Working Capital”

The sum of (i) $227,238,000, plus (ii) 20.2% of the amount (if any) by which revenue of the Performance Technologies Business for the twelve (12)-month period ended on the last day of the calendar month ended prior to the Closing Date exceeds the revenue of the Performance Technologies Business for the twelve-month period ended on November 30, 2025 ($1,123,542,585); provided, that in no event shall the Target Net Working Capital exceed $232,589,000. For the avoidance of doubt, if the calculation described in clause (ii) results in a negative amount, the Target Net Working Capital shall be $227,238,000.

“Tax Matters Agreement”	The Tax Matters Agreement to be entered into prior to or at the Effective Time, by and among Gentherm, SpinCo and Modine.
“Termination Fee”	A termination fee equal to $45.0 million that Gentherm may be required to pay to Modine in the event of a termination of the Merger Agreement under certain circumstances.
“Threshold Percentage”	50.5%.
“Transaction Documents”	Collectively, the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Technical Services Agreements, the Lease Agreement, the Transition Services Agreement, the Trademark Matters Agreement, and the Intellectual Property Matters Agreement and including all annexes, Exhibits,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Abbreviation/Term	Description
Schedules, attachments and appendices thereto, and any certificate or other instruments delivered by any of the parties thereto to any other party pursuant to the terms thereof.
“Transactions”	The Merger, the Separation, the Distribution, the Gentherm Special Dividend, if any, and the other transactions contemplated by the Transaction Documents.
“Transition Services Agreement”	The Transition Services Agreement to be entered into prior to or at the Effective Time, by and between Modine and SpinCo.
“Treasury Regulations”	Regulations promulgated by the United States Department of the Treasury.
“U.S. Holder”	Has the meaning given in the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”
“WBCL”	Wisconsin Business Corporation Law.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you, as a Gentherm shareholder, may have regarding the Transactions and the matters being considered at the Special Meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See the section entitled “Summary” for a summary of important information regarding the Merger Agreement and the Transactions. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information; Incorporation by Reference.”

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because the parties have agreed that Gentherm will acquire the Performance Technologies Business through the separation of the Performance Technologies Business from Modine into SpinCo pursuant to the Separation, the spin-off and Distribution of SpinCo to Modine shareholders, and the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Gentherm. The Merger Agreement, which governs the terms and conditions of the Merger, is attached as Annex A to this proxy statement/prospectus. The Separation Agreement, which governs the Separation and the Distribution, is attached as Annex B to this proxy statement/prospectus. The vote of Gentherm shareholders is required in connection with the Transactions. Gentherm is sending these materials to its shareholders to help you decide how to vote your shares with respect to the Share Issuance Proposal, the Charter Amendment Proposal and other important matters.

Q:	What matters am I being asked to vote on?

A:

In order to implement the Merger, Gentherm shareholders are being asked to consider and vote upon two proposals, including approval of the issuance of shares of Gentherm Common Stock pursuant to the Merger Agreement and approval of an amendment to the Gentherm Charter to effect an increase in the number of authorized shares to facilitate such issuance of shares. Gentherm shareholders are also being asked to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal or the Charter Amendment Proposal, (b) if there are insufficient shares of Gentherm Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Gentherm has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Gentherm shareholders prior to the Special Meeting.

The approvals of the Share Issuance Proposal and the Charter Amendment Proposal are the only approvals of Gentherm shareholders required for completion of the transactions contemplated by the Merger Agreement.

Q:	When and where will the Special Meeting take place?

A:	The Special Meeting will be held on at [a.m. / p.m.], Eastern Time, exclusively via the Internet at .

To attend the Special Meeting, you must be a registered Gentherm shareholder as of the Record Date, or, if your shares are held through a bank, broker or other nominee, you must obtain a legal proxy from such holder and follow the instructions set forth in this proxy statement/prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	What constitutes a quorum at the Special Meeting?

A:

To conduct the Special Meeting, the holders of a majority of the outstanding shares of Gentherm Common Stock entitled to vote at the Special Meeting must be present in person via the Internet or by proxy. This is referred to as a “quorum.” If a Gentherm shareholder submits a properly executed proxy card or votes via the Internet or by telephone, then such Gentherm shareholder will be considered present at the Special Meeting for purposes of determining the presence of a quorum. Abstentions and any broker “non-votes” will be counted as present for purposes of determining the presence of a quorum. A broker “non-vote” occurs when a bank, broker or other nominee who holds shares for another person (such shares are referred to as “street name” shares) has not received voting instructions from the beneficial owner of the shares with respect to the approval of a non-routine matter and does not have discretionary authority to vote on a proposal. The Share Issuance Proposal, the Charter Amendment Proposal and the Adjournment Proposal are not routine matters. As a result, absent specific instructions from the beneficial owner, banks, brokers and other nominee record holders do not have discretionary authority to vote those “street name” shares in connection with any of the proposals.

Q:	Who can vote at the Special Meeting?

A:

The Gentherm Board has fixed the close of business on    as the record date for the Special Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. As of the Record Date, there were    shares of Gentherm Common Stock issued and outstanding and entitled to vote at the Special Meeting.

Q:	What vote is required to approve each proposal?

A:

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve each of the Share Issuance Proposal and the Adjournment Proposal. Where a quorum is present, the affirmative vote of a majority of the outstanding shares entitled to vote on the Charter Amendment Proposal is required to approve the Charter Amendment Proposal.

Approval of one proposal is not conditioned on the approval of the other proposals. However, the issuance of shares of Gentherm Common Stock pursuant to the Share Issuance Proposal and the amendment of the Gentherm Charter pursuant to the Charter Amendment Proposal will not be implemented if the Charter Amendment Proposal is not approved or if the Merger is not consummated.

See “What if a holder does not vote or abstains from voting?” below for information regarding the treatment of abstentions and broker non-votes with respect to the approval of each proposal, as well as for the impact of not voting on a specific proposal.

Q:	How do holders of record vote?

A:

Shareholders have three options for submitting their votes: (1) via the Internet (by accessing the website listed on their proxy card), (2) by telephone (by calling the toll-free number listed on their proxy card) or (3) by mail using a paper proxy card. Submitting a proxy via the Internet or by telephone provides the same authority to vote shares as returning a paper proxy card by mail. If you participate in the Special Meeting via the Internet, you may vote your shares electronically during the Special Meeting even if you previously voted via the Internet, by telephone or by mail using a paper proxy card.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	How do beneficial holders vote?

A:

Beneficial shareholders who hold Gentherm shares in “street name” through a bank, broker or other nominee must give instructions to that nominee to vote on their behalf. Please follow the instructions on the voting form from the broker, bank or other nominee who holds your shares.

Q:	If a holder’s shares are held in “street name” through a broker, bank or other nominee, will the broker vote the shares for the holder?

A:

Banks, brokers and other nominee record holders holding shares in “street name” have the authority to vote on routine proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominee record holders are precluded from exercising their voting discretion with respect to the approval of non-routine matters. Because each of the Share Issuance Proposal, the Charter Amendment Proposal and the Adjournment Proposal are non-routine matters, absent specific instructions from the beneficial owner, banks, brokers and other nominee record holders are not empowered to vote those “street name” shares in connection with such proposals.

Q:	Can holders change their vote?

A:

Yes. Holders of record of Gentherm Common Stock who have properly completed and submitted their proxy card or proxy via the Internet, telephone or mail can change their vote or revoke their proxy in any of the following ways:

•

notifying Gentherm’s Corporate Secretary in writing (at Gentherm’s address set forth in this proxy statement/prospectus, which notification must be received prior to the proxy’s exercise of the proxy at the Special Meeting);

•	voting again via the Internet or by telephone (prior to 11:59 p.m., Eastern Time, on ), since only the latest vote will be counted; or

•	signing and returning, prior to the prior proxy’s exercise at the Special Meeting, another proxy card that is dated after the date of the first proxy card.

Beneficial holders of Gentherm Common Stock who hold shares in “street name” should contact their bank, broker or other nominee for instructions on how to revoke their proxies. Simply attending the Special Meeting will not revoke a proxy.

Q:	What if a holder does not vote or abstains from voting?

A:

Holders of record on the Record Date may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal. Abstentions and broker “non-votes” will not be treated as votes cast with respect to each of the Share Issuance Proposal and the Adjournment Proposal and therefore will not have an effect on the determination of whether such proposals have been approved. With respect to the Charter Amendment Proposal, abstentions and broker non-votes, if applicable, will have the same effect as votes against.

Shares represented by proxy will be voted in accordance with your instructions. You may specify how you want your shares to be voted by voting via the Internet, by telephone or by marking the appropriate box on the proxy card that you return via mail. If your proxy card is signed and returned without specifying how you want your shares to be voted, your shares will be voted as recommended by the Gentherm Board. Therefore, such shares will be voted “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal.

Q:	Does the Gentherm Board support the Merger?

A:

Yes. The Gentherm Board has unanimously approved the Merger Agreement and the Merger and recommends that Gentherm shareholders vote “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	What should holders of Gentherm Common Stock do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, holders of Gentherm Common Stock should submit a proxy by mail, via the website or by telephone to vote their shares as soon as possible so that their shares will be represented and voted at the Special Meeting. Holders should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if their shares are held in the name of a bank, broker or other nominee.

Q:	What are the Transactions described in this proxy statement/prospectus?

A:

The Transactions are designed to effect the acquisition of the Performance Technologies Business by Gentherm. References to the “Transactions” are to the Separation, the Distribution, the Gentherm Special Dividend, the Merger and the related transactions contemplated by the Merger Agreement, the Separation Agreement and the other Transaction Documents, as described under “The Transactions” and elsewhere in this proxy statement/prospectus.

Q:	What will happen in the Separation?

A:

Prior to the Distribution and the Merger, Modine will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the Performance Technologies Business. See the section entitled “The Transactions-Overview” and “The Transaction Agreements-The Separation Agreement.”

Q:	What will happen in the SpinCo Cash Distribution?

A:

Pursuant to the Separation, SpinCo will make a cash distribution to Modine equal to $210.0 million, subject to adjustment as set forth in the Merger Agreement. See the section entitled “The Transaction Agreements-The Separation Agreement-Contribution” and “The Transaction Agreements-The Separation Agreement-Post-Closing Adjustments” for further details of adjustments to the SpinCo Cash Distribution.

Q:	What will happen in the Distribution that occurs prior to the Merger?

A:

Following the SpinCo Cash Distribution, Modine will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by Modine by way of a pro rata distribution and for no consideration.

Q:	What will happen in the Merger?

A:

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo continuing as the surviving entity, and all shares of SpinCo Common Stock (other than shares held by Modine, SpinCo, Gentherm, Merger Sub or their respective subsidiaries, if any, which shares will be cancelled) will be converted into the right to receive shares of Gentherm Common Stock based on the Exchange Ratio, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Gentherm. See the section entitled “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend.”

Q:	Will the Distribution and Merger occur on the same day?

A:	Yes. The Merger will occur immediately after the completion of the Distribution.

Q:	How will the post-Merger ownership of Gentherm between Modine shareholders and pre-Merger Gentherm shareholders be determined?

A:

The post-Merger ownership of Gentherm will result from a negotiated value exchange between Modine and Gentherm, which was based upon a number of factors, including (i) each party’s independent valuations of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

pre-Merger Gentherm and the Performance Technologies Business, (ii) the SpinCo Cash Distribution, subject to adjustment pursuant to the terms of the Merger Agreement, and debt incurred in connection therewith, (iii) the Gentherm Special Dividend paid by Gentherm to its pre-Merger shareholders, if applicable, and (iv) certain tax requirements for a Reverse Morris Trust transaction structure.

Prior to any adjustments as described in more detail under “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend,” the Exchange Ratio is designed to result in the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Effective Time being owned approximately 40% by the former holders of SpinCo Common Stock immediately prior to the Effective Time (in their capacity as such) and approximately 60% by the Gentherm shareholders immediately prior to the Effective Time (in their capacity as such), without taking into account any overlapping shareholder ownership.

Q:	How will the pre-Merger Gentherm shareholders’ ownership of Gentherm be affected by the Merger?

A:

The expectation is that, immediately after consummation of the Merger, Gentherm shareholders will own shares of Gentherm Common Stock representing approximately 60% of the outstanding shares of Gentherm Common Stock on a fully diluted basis, without taking into account any overlapping shareholder ownership, assuming no adjustments are required to the Exchange Ratio pursuant to the Merger Agreement. In the unlikely event that an Exchange Ratio adjustment is required as provided in the Merger Agreement, additional shares of Gentherm Common Stock will be issued in the Merger to the former shareholders of SpinCo Common Stock immediately prior to the Effective Time. In addition, the SpinCo Cash Distribution will be decreased and, under certain circumstances, the Gentherm Board will declare the Gentherm Special Dividend, each of which will economically offset the dilution of the ownership interests of Gentherm’s current shareholders that would result from the additional issuance of Gentherm Common Stock in connection with such Exchange Ratio adjustment. See the section entitled “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend” and “Risk Factors.”

Q:	What is the IRS Ruling and what does that process entail?

A:

In its request for the IRS Ruling, Modine intends to request rulings regarding the U.S. federal income taxation of certain aspects of the Separation, Contribution and Distribution, including matters relating to the nature and extent of shareholders who may be counted as Overlap Shareholders for purposes of determining the Exchange Ratio in the Merger. For purposes of determining whether one or more persons will acquire, directly or indirectly, equity representing a 50% or greater interest in Modine or SpinCo for purposes of Section 355(e) of the Code, which, if applicable because such an acquisition occurred, could cause the Distribution to be taxable to Modine, Section 355(e) of the Code provides that an acquisition of interests in SpinCo is not taken into account as an acquisition of interests for these purposes to the extent that any Overlap Shareholder’s ownership percentage does not decrease as a result of the Merger. However, no formal guidance exists regarding the manner in which the Overlap Shareholders may be identified or how such Overlap Shareholders’ ownership percentages may be determined for these purposes. Absent receipt of the IRS Ruling, Modine and Gentherm will not be able to make the assumptions about beneficial ownership needed to treat specified investors as Overlap Shareholders (or to determine the amount of overlapping shareholdings). In addition to a ruling on Overlap Shareholders, the IRS Ruling, if granted, is expected to provide rulings on a variety of U.S. federal income taxation consequences of the Transactions, including consequences relating to basis, holding periods and nonrecognition of gain or loss. The Merger Agreement provides that, unless the parties otherwise agree, the Closing will not occur earlier than the third business day following the date on which the applicable closing conditions set forth in the Merger Agreement have been met. One such condition to Closing is that Modine has received the IRS Ruling in form and in substance reasonably satisfactory to Modine and that the IRS Ruling continues to be valid and in full force and effect at the Closing. Furthermore, the IRS Ruling, if received, will only describe the time, manner and methodology for measuring Overlap Shareholders and may be subject to varying interpretations. The actual

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

determination and calculation of Overlap Shareholders will be made by Gentherm, Modine and their respective advisors based on the IRS Ruling, but no assurance can be given that the IRS will agree with these determinations or calculations. If the IRS were to determine that the Merger, as a result of an error in the determination of Overlap Shareholders, or other transactions, either before or after the Merger, resulted in one or more persons acquiring directly or indirectly a 50% or greater interest in Modine Common Stock or SpinCo Common Stock and were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to Modine, and Gentherm and SpinCo may be obligated to indemnify Modine for all of or a portion of such taxes imposed on Modine. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger” and “Risk Factors.”

Q:	What is the Gentherm Special Dividend?

A:

In the event that additional shares of Gentherm Common Stock are required to be issued to holders of SpinCo Common Stock as a result of an increase to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus, the Merger Agreement provides that, if the Aggregate Adjustment Amount exceeds the Initial Adjustment Cap, prior to the Closing, the Gentherm Board will declare a special dividend pro rata to the holders of Gentherm Common Stock as of a record date prior to the Closing Date. The amount of the Gentherm Special Dividend will depend in part on the number of shares of Gentherm Common Stock to be issued to Modine shareholders as a result of the adjustment to the Exchange Ratio. The number of shares of Gentherm Common Stock to be issued to Modine shareholders in turn depends on, among other factors, the amount of Overlap Shares. The extent of the Overlap Shares that may be counted in determining the Exchange Ratio will depend on the contents of the IRS Ruling. As such, the amount of the Gentherm Special Dividend will not be known at the time of the Special Meeting, as described in more detail under “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend;” based on assumptions described therein, the Gentherm Special Dividend, if declared could range from $0.01 per share to approximately $     per share of Gentherm Common Stock (based on the number of shares of Gentherm Common Stock issued and outstanding as of        ). Modine shareholders who receive Gentherm Common Stock in the Merger will not be entitled to the Gentherm Special Dividend since the record date for the Gentherm Special Dividend will be prior to the Effective Time. The receipt of the Gentherm Special Dividend will generally be taxable to Gentherm shareholders for U.S. federal income tax purposes. For information related to the material U.S. federal income tax considerations of the Gentherm Special Dividend to holders of Gentherm Common Stock, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger-Material U.S. Federal Income Tax Considerations of the Gentherm Special Dividend.” For more information on the Gentherm Special Dividend, see the section of this document entitled “The Transaction Agreements-The Merger Agreement-Merger Consideration; Gentherm Special Dividend.” Based on the existing level of shareholder overlap (and assuming the overlap methodology applies substantially as intended to be requested in the IRS Ruling request), such adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus are not expected to be triggered and the Gentherm Special Dividend is not anticipated to be declared or to be paid.

Q:	What are the parties’ reasons for the Transactions?

A:

Gentherm: In reaching a decision to proceed with the Transactions, the Gentherm Board considered a number of factors and risks associated with the Transactions, as described in the section entitled “The Transactions-Gentherm’s Reasons for the Merger; Recommendation of Gentherm’s Board of Directors.”

Modine: In reaching a decision to proceed with the Transactions, the Modine Board considered a number of factors and risks associated with the Transactions, as described in the section entitled “The Transactions-Modine’s Reasons for the Merger; Recommendation of Modine’s Board.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	Why did the parties decide to structure the Transactions as a Reverse Morris Trust?

A:

The parties determined to proceed with the Reverse Morris Trust structure for the Transactions because, among other things, it offers a tax-efficient method of separating the Performance Technologies Business from Modine that is not provided by other structures, thereby making the Reverse Morris Trust structure economically more appealing than alternative transaction structures. Further, the parties determined that a Reverse Morris Trust transaction that counts Overlap Shares for purposes of Section 355(e) of the Code and determining how many shares would be received in the Merger by the former shareholders of SpinCo Common Stock immediately prior to the Effective Time, was preferable because it is expected to permit Gentherm to issue fewer shares of its common stock in the Merger. For more information about Gentherm and Modine’s reasons for the Transactions, see the section entitled “The Transactions-Gentherm’s Reasons for the Merger; Recommendation of Gentherm’s Board of Directors” and “The Transactions-Modine’s Reasons for the Merger; Recommendation of Modine’s Board.”

Q:	What is a Reverse Morris Trust?

A:

A Reverse Morris Trust transaction structure allows a parent company (in this case, Modine) to divest a subsidiary (in this case, SpinCo) in a tax-efficient manner. The first step of such a transaction is a distribution (a “spin-off”) of the subsidiary’s stock to the parent company stockholders in a transaction that is generally tax-free under Section 355 of the Code. The distributed subsidiary then merges with an acquiring third party (in this case, Gentherm) in a reorganization that is generally tax-free under Section 368 of the Code. Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company, its stockholders and the stockholders of the acquiring third party if the transaction structure meets all applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the merger.

Q:	What will Gentherm shareholders receive in the Merger?

A:

Immediately after the consummation of the Merger, Gentherm shareholders will continue to own shares in Gentherm, which will then include the Performance Technologies Business. In the event that additional shares of Gentherm Common Stock are required to be issued to the former shareholders of SpinCo Common Stock as a result of the Exchange Ratio adjustment mechanism and the Aggregate Adjustment Amount exceeds the Initial Adjustment Cap, the Merger Agreement provides that, prior to the Closing, the Gentherm Board will declare the Gentherm Special Dividend. See the section entitled “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend” and “Risk Factors.”

Q:	What will Modine shareholders receive in the Transactions?

A:

In connection with the Merger, each Modine shareholder will ultimately receive shares of Gentherm Common Stock and, if applicable, cash in lieu of fractional shares of Gentherm Common Stock. Modine shareholders will not be required to pay for the shares of SpinCo Common Stock distributed in the Distribution or the shares of Gentherm Common Stock issued in the Merger. Modine shareholders will receive cash in lieu of any fractional shares of Gentherm Common Stock to which such shareholders would otherwise be entitled. The shares of SpinCo Common Stock issued in the Distribution will be converted into the right to receive approximately 40% of the outstanding shares of Gentherm Common Stock on a fully diluted basis, without taking into account any overlapping shareholder ownership, immediately following the consummation of the Merger, depending on the Exchange Ratio and any adjustments thereto as provided in the Merger Agreement. Modine shareholders who receive Gentherm Common Stock in the Merger will not be entitled to the Gentherm Special Dividend since the record date for the Gentherm Special Dividend will be prior to the Effective Time. See the section entitled “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:

Will Modine shareholders who sell their shares of Modine Common Stock shortly before the completion of the Distribution and Merger still be entitled to receive shares of Gentherm Common Stock with respect to the shares of Modine Common Stock that were sold?

A:

Modine Common Stock is currently listed on the NYSE under the ticker symbol “MOD.” It is currently expected that beginning not earlier than    business days before the Distribution Record Date to be established for the Distribution, and continuing through the Closing, there will be two markets in Modine Common Stock on the NYSE: a “regular way” market and an “ex-distribution” market.

If a Modine shareholder sells Modine Common Stock in the “regular way” market under the symbol “MOD” during this time period, such Modine shareholder will sell both their Modine Common Stock and the right to receive shares of SpinCo Common Stock in the Distribution that will be converted into the right to receive shares of Gentherm Common Stock, and cash in lieu of fractional shares (if any), at the Closing. Modine shareholders should consult their brokers before selling their Modine Common Stock in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures.

If a Modine shareholder sells Modine Common Stock in the “ex-distribution” market during this time period, such Modine shareholder will be selling only his or her Modine Common Stock and will retain the right to receive shares of SpinCo Common Stock in the Distribution that will be converted into the right to receive shares of Gentherm Common Stock, and cash in lieu of fractional shares (if any), at the Closing. After the Closing, the Modine Common Stock will no longer trade in the “ex-distribution” market, and any shares of Modine Common Stock that is sold in the “regular way” market will no longer reflect the right to receive shares of SpinCo Common Stock that will be converted into shares of Gentherm Common Stock, and cash in lieu of fractional shares (if any), at the Closing. See the section entitled “The Transactions-Trading Markets.”

Q:	Following the Transaction, in what ways will being a shareholder of both Modine and Gentherm differ from being a Modine shareholder?

A:

Following the Transactions, Modine shareholders will continue to own all of their shares of Modine Common Stock. Their rights as Modine shareholders will not change, except that their shares of Modine Common Stock will represent an interest in Modine that no longer includes the Performance Technologies Business. Modine shareholders will also separately own shares of Gentherm Common Stock, which will include the Performance Technologies Business and the pre-Merger Gentherm business. The rights of Modine shareholders and Gentherm shareholders will be different. See the section entitled “Comparison of Shareholders’ Rights.”

Q:	Will the Separation, Distribution or Merger affect employees and former employees of Modine who hold Modine equity-based awards?

A:

Yes. The Merger will affect the equity awards that may be settled in, or whose value is otherwise determined by reference to the value of, Modine Common Stock held by employees, former employees and non-employee directors of Modine who hold Modine equity-based awards. The treatment of such awards in connection with the Separation, Distribution and Merger is summarized below.

Equity Awards Held by Individuals Other Than SpinCo Transferred Employees. The equity awards held by employees or former employees of Modine who are not SpinCo Transferred Employees or by non-employee directors of Modine will not be converted into or substituted with awards relating to Gentherm Common Stock. Instead, those awards will remain outstanding as awards in respect of shares of Modine Common Stock, subject to adjustment to reflect the Transactions in such manner as determined by the Modine Board or its compensation committee in its sole discretion and in accordance with the applicable Modine equity plans and agreements underlying such equity awards. The Transactions will not automatically result in the accelerated vesting of any of these awards.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Equity Awards Held by SpinCo Transferred Employees. Pursuant to the Employee Matters Agreement, at the Effective Time, each outstanding Modine Option Award, Modine RSU Award and Modine PS Award held by a SpinCo Transferred Employee will be converted into, or substituted with, a corresponding award with respect to Gentherm Common Stock, as follows:

•

Modine Option Award: Each outstanding Modine Option Award (whether vested or unvested) held by a SpinCo Transferred Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm stock option award (“Gentherm Option Award”), subject to the same terms and conditions (including with respect to vesting and expiration) as were applicable to the Modine Option Awards immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The (i) number of shares of Gentherm Common Stock subject to each Gentherm Option Award will be equal to the product, rounded down to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine Option Award immediately prior to the Distribution Time multiplied by (b) the Equity Award Exchange Ratio, and (i) per-share exercise price of such Gentherm Option Award will be equal to the quotient, rounded up to the nearest cent, of (x) the per-share exercise price of the corresponding Modine Option Award immediately prior to the Distribution Time, divided by (y) the Equity Award Exchange Ratio, in each case, determined in a manner consistent with the requirements of Sections 424 and 409A of the Code.

•

Modine RSU Award: Each Modine RSU Award held by a SpinCo Transferred Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm restricted stock unit award (“Gentherm RSU Award”), subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such Modine RSU Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The number of shares of Gentherm Common Stock subject to each Gentherm RSU Award will be equal to the product, rounded to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine RSU immediately prior to the Distribution Time by (b) the Equity Award Exchange Ratio.

•

Modine PS Award: Each Modine PS Award held by a SpinCo Transferred Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm RSU Award, subject to the same terms and conditions after the Effective Time as were applicable to such Modine PS Award immediately prior to the Distribution Time (including terms and conditions with respect to settlement and vesting, except that performance conditions will no longer apply). The number of shares of Gentherm Common Stock subject to each Gentherm RSU Award will be equal to the product, rounded to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine PS Award immediately prior to the Distribution Time, determined based on the greater of target or actual performance, as determined in good faith by the Modine Board (or target performance, for any Modine PS Award granted within 12 months prior to the Distribution Time) by (b) the Equity Award Exchange Ratio.

The Employee Matters Agreement provides that, with respect to each SpinCo Transferred Employee who received a Modine PS Award in 2025 (or would have been eligible to receive such award if such SpinCo Transferred Employee had been in active employment on such date of grant), if such employee’s employment is terminated by Gentherm for any reason other than “cause” (as defined in the Gentherm Incorporated 2023 Equity Incentive Plan) within 12 months following the Effective Time, any Gentherm Option Awards and Gentherm RSU Awards granted to such SpinCo Transferred Employee in connection with the conversion of their outstanding Modine Awards that would be eligible to vest in the 12 month period following such termination will vest and, for Gentherm Option Awards, become exercisable, as of such termination.

Any shares of Modine Common Stock held by current or former Modine employees as a result of the previous settlement or exercise of vested awards will be treated the same as any other holders of shares of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Modine Common Stock. See the disclosure under the question “What will Modine shareholders receive in the transaction?” for additional information.

Q:	Has Modine set a record date for the Distribution?

A:

No. Modine will publicly announce the Distribution Record Date for the Distribution when the Distribution Record Date has been determined. This announcement will be made prior to the completion of the Distribution and the Merger.

Q:	What are the material U.S. federal income tax considerations for Gentherm shareholders and Modine shareholders resulting from the Distribution and Merger?

A:

For Modine shareholders who are U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger”), assuming the Contribution and Distribution qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, no gain or loss will be recognized upon receipt of SpinCo Common Stock in the Distribution, and the aggregate tax basis in their Modine Common Stock and SpinCo Common Stock will be the same as their Modine Common Stock basis before the Distribution, allocated proportionately based on relative fair market values. The holding period for SpinCo Common Stock will include the holding period of the Modine Common Stock. In the Merger, assuming it qualifies as a reorganization under Section 368(a) of the Code, U.S. Holders of SpinCo Common Stock will not recognize gain or loss upon exchanging SpinCo Common Stock for Gentherm Common Stock, except for any gain or loss on cash received in lieu of a fractional share, which generally will be treated as capital gain or loss. The tax basis in the Gentherm Common Stock received will equal the basis in the surrendered SpinCo Common Stock, and the holding period will include the holding period of the SpinCo Common Stock. Gentherm shareholders will not receive any stock or other consideration in respect of their shares of Gentherm Common Stock (other than any Gentherm Special Dividend, as described in “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend-Overview”), and accordingly, are not expected to recognize gain or loss in respect of their shares of Gentherm Common Stock. The receipt of any Gentherm Special Dividend may result in taxable income to Gentherm shareholders. Payments for fractional shares and for any Gentherm Special Dividend may be subject to information reporting and backup withholding unless exemptions apply.

For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

Q:	Are there risks associated with the pendency of the Merger and the Closing?

A:

Yes. Gentherm may not realize the expected benefits of the Merger because of the risks and uncertainties discussed in the section entitled “Risk Factors” and the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” Those risks include, among others, risks relating to the uncertainty that the Merger will close and the uncertainty that Gentherm will be able to integrate the Performance Technologies Business successfully.

Q:

Will the instruments that govern the rights of Gentherm shareholders and Modine shareholders with respect to their shares of the combined company’s common stock after the Merger be different from those that govern the rights of current Gentherm shareholders?

A:

No. The rights of the shareholders of the combined company with respect to their shares of the combined company’s common stock after the Merger will continue to be governed by applicable laws and Gentherm’s then existing governing documents.

Q:	Who will serve on the Gentherm Board following completion of the Merger?

A:

Immediately following the Merger, the Gentherm Board will consist of eleven members, including nine directors who are members of the Gentherm Board then in-office immediately prior to the Merger, and two

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

directors selected by Modine after good faith consultation with Gentherm. Ron Hundzinski is expected to continue as chair of the Gentherm Board following the Merger.

Q:	Who will manage the business of the combined company after the Transactions?

A:	Following the Merger, management of the combined company is expected to be led by Gentherm’s existing Chief Executive Officer, Bill Presley.

For more information about the expected executive officers, see the section entitled “Information About Gentherm-Directors and Executive Officers of Gentherm.”

Q:	Does Gentherm have to pay anything to Modine if the Merger Agreement is terminated?

A:

Depending on the reasons for termination of the Merger Agreement, Gentherm may be required to pay Modine a termination fee equal to $45.0 million in specified limited circumstances. Modine is not required to pay a termination fee under the Merger Agreement. For a discussion of the circumstances under which the Termination Fee would be payable, see the section entitled “The Transaction Agreements-The Merger Agreement.”

Q:	Can Gentherm shareholders demand appraisal rights of their shares?

A:	Gentherm’s shareholders will not be entitled to exercise appraisal or dissenters’ rights under the MBCA in connection with the Separation, the Distribution or the Merger.

Q:	What is the current relationship between SpinCo and Gentherm?

A:

SpinCo is currently a wholly owned subsidiary of Modine and was incorporated as a Delaware corporation in January 2026 to effectuate the Separation, the Contribution, the Distribution and the Merger. Other than in connection with the Transactions, there is no relationship between SpinCo and Gentherm.

Q:	When will the Merger be completed?

A:

The Merger is expected to close in the fourth quarter of calendar year 2026, subject to the completion or waiver of certain specified closing conditions described in this proxy statement/prospectus. Assuming that the Share Issuance Proposal and the Charter Amendment Proposal are approved by the requisite Gentherm shareholders at the Special Meeting, other important conditions to the Closing exist, including, among other things, the consummation of the Separation and the Distribution. However, it is possible that factors outside Gentherm’s and Modine’s control could require Modine to complete the Separation and Distribution and Gentherm and Modine to complete the Merger at a later time or not complete them at all. In addition, the Merger Agreement provides that consummation of the Merger is conditioned on, among other things, the receipt of the IRS Ruling in form and substance reasonably satisfactory to Modine, which shall continue to be valid and in full force and effect as of the Closing, as well as the receipt of other regulatory approvals. For a discussion of the conditions to the Merger, see the sections entitled “The Transactions-Regulatory Approvals,” “The Transaction Agreements-The Merger Agreement-Conditions to the Merger” and “The Transaction Agreements-The Separation Agreement-Conditions to the Distribution.”

Q:	Who will bear the cost of soliciting votes for the Special Meeting?

A:

Gentherm has engaged Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation of proxies for the Special Meeting. Gentherm estimates that it will pay Innisfree $75,000, plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable expenses. Gentherm has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	Who can answer my questions?

A:	If you have any questions about the Special Meeting or need to obtain proxy cards or other information, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

(212) 750-5833

Q:	Where can I find more information about Gentherm, Modine, SpinCo and the Transactions?

A:

You can find out more information about Gentherm, Modine, SpinCo and the Transactions by reading this proxy statement/prospectus and, with respect to Gentherm, from various sources described in “Where You Can Find More Information; Incorporation by Reference.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SUMMARY

This summary, together with the section titled “Questions and Answers” immediately preceding this summary, provides a summary of the material terms of the Separation, the Distribution and the Merger. These sections highlight selected information contained in this proxy statement/prospectus and may not include all the information that is important to you. To better understand the proposed Separation, Distribution and Merger, and the risks related to the Transactions, you should read this entire proxy statement/prospectus carefully, including the annexes, as well as those additional documents to which this proxy statement/prospectus refers you. See also “Where You Can Find More Information; Incorporation by Reference.”

Information about the Companies

Gentherm Incorporated

Gentherm Incorporated

28875 Cabot Drive

Novi, Michigan 48377

(248) 504-0500

Gentherm Incorporated is a global market leader of innovative thermal management and pneumatic comfort technologies. Its automotive products include Climate Control Seats (CCS®), Climate Control Interiors (CCI™), Lumbar and Massage Comfort Solutions, Valve Systems, and Climate and Comfort Electronics. Gentherm operates in locations aligned with its major customers’ product strategies to provide locally enhanced design, integration and production capabilities. Its medical products include patient temperature management systems that can be found in hospitals throughout the world. Gentherm is also developing a number of new technologies and products that will help enable improvements to existing products and to create new product applications for existing and new markets. For more information on Gentherm, see the section entitled “Information About Gentherm.”

Platinum Gold Merger Sub Inc.

c/o Gentherm Incorporated

28875 Cabot Drive

Novi, Michigan 48377

(248) 504-0500

Platinum Gold Merger Sub Inc. is a wholly owned subsidiary of Gentherm. Merger Sub was incorporated on January 23, 2026 for the purposes of merging with and into SpinCo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement and the Transactions and obtaining the approvals contemplated by the Merger Agreement.

Modine Manufacturing Company

c/o Modine Manufacturing Company

1500 DeKoven Avenue

Racine, Wisconsin 53403

(262) 636-1200

Modine Manufacturing Company was incorporated under the laws of the State of Wisconsin on June 23, 1916 by its founder, Arthur B. Modine. Modine’s executive offices are located at 1500 DeKoven Avenue, Racine, Wisconsin 53403, and its telephone number is (262) 636-1200. For more than 100 years, Modine has

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

solved the toughest thermal management challenges for mission-critical applications. Its purpose of Engineering a Cleaner, Healthier World™ means it is always evolving its portfolio of technologies to provide the latest heating, cooling, and ventilation solutions. Its technologies advance its purpose with systems that improve air quality, reduce energy and water consumption, lower harmful emissions, and enable the transition to a more sustainable future.

For more information on Modine and on the Performance Technologies Business, respectively, see the sections entitled “Information About Modine” and “Information About the Performance Technologies Business.”

Platinum SpinCo Inc.

c/o Modine Manufacturing Company

1500 DeKoven Avenue

Racine, Wisconsin 53403

(262) 636-1200

Platinum SpinCo Inc. was incorporated on January 23, 2026 and is currently a wholly owned direct subsidiary of Modine. In connection with the Separation and Distribution, Modine will cause specified assets and liabilities used in the Performance Technologies Business to be transferred to SpinCo, after which time all of the shares of SpinCo Common Stock will be distributed to Modine shareholders.

The Performance Technologies Business consists of Modine’s Performance Technologies segment. The Performance Technologies Business is a leading provider of highly engineered, mission-critical thermal management solutions across the vehicular and power generation end markets. Its operating segments include Heavy-Duty Equipment, Commercial Vehicle and Automotive.

The Heavy-Duty Equipment segment provides heat exchangers and cooling modules for off-highway markets, including agricultural and construction. In addition, the Heavy-Duty Equipment business sells cooling module generator sets that provide mission critical stationary power. The Commercial Vehicle and Automotive segments provide heat exchangers and cooling systems for commercial vehicle, automotive, and specialty vehicle customers. In addition to products for traditional powertrains, the Commercial Vehicle business provides products and solutions for zero-emission and hybrid vehicles, primarily for commercial vehicle, bus and specialty vehicles. For more information on the Performance Technologies Business, see the section entitled “Information About the Performance Technologies Business.”

The Transactions (See “The Transactions”)

On January 29, 2026, Gentherm, Modine, Merger Sub and SpinCo, as applicable, entered into certain agreements to effect the transfer of the Performance Technologies Business to Gentherm. The transactions contemplated by the agreements provide for the separation of the Performance Technologies Business from Modine, the distribution of SpinCo Common Stock to Modine shareholders and the subsequent merger of Merger Sub with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of Gentherm. As a result of and immediately following these transactions, it is expected that the shares of SpinCo Common Stock will be converted into the right to receive approximately 40.0% of the outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Merger, disregarding any shareholder overlap. However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement provides that the Exchange Ratio will be adjusted upwards if necessary in certain circumstances to ensure that former SpinCo stockholders (including Overlap Shareholders) own at least 50.5% of the outstanding shares of Gentherm Common Stock. In the event that the Exchange Ratio is adjusted upward, the SpinCo Cash Distribution will be decreased and, depending on the size of the adjustment of the Exchange Ratio, Gentherm may be required to pay the Gentherm Special Dividend, in each case, to account for the value of the additional

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

shares issued to SpinCo’s shareholders (as required pursuant to the Merger Agreement). Modine shareholders will retain their shares of Modine Common Stock. In order to effect the Transactions, Gentherm, Merger Sub, Modine and SpinCo entered into the Merger Agreement and Gentherm, Modine and SpinCo entered into the Separation Agreement. In addition, Gentherm, Modine, SpinCo or their respective affiliates will enter into a series of ancillary agreements in connection with the Transactions.

For a more complete discussion of the transaction agreements, see the section entitled “The Transaction Agreements-The Merger Agreement,” “The Transaction Agreements-The Separation Agreement,” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Transaction Sequence (See “The Transactions-Transaction Sequence”)

Below is a step-by-step list illustrating the material events relating to the Separation, Distribution and the Merger:

Step 1: Separation

Prior to the Distribution and the Merger, Modine will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the Performance Technologies Business.

Step 2: Incurrence of the Bridge Financing and/or the Permanent SpinCo Financing

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the Bridge Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $250 million, the proceeds of which will be used to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement, and to pay certain other amounts under the Merger Agreement and/or the Separation Agreement.

The material terms of the Permanent SpinCo Financing are described in more detail under “The Transaction Agreements-Debt Financing.” Following the Merger, Gentherm and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo under the Bridge Financing and/or the Permanent SpinCo Financing.

Gentherm expects to use available and committed financing pursuant to the Gentherm Revolving Credit Facility to fund the Gentherm Special Dividend (if any) and to pay fees, commissions and expenses related to the Transactions, and the excess of the Final Cash Transfer Amount over the Cash Transfer Amount, if any, to Modine. After the consummation of the Transactions, SpinCo and certain of its subsidiaries are expected to guarantee the obligations under the Gentherm Revolving Credit Facility.

Step 3: SpinCo Cash Distribution

Pursuant to the Separation Agreement, SpinCo will make a cash distribution to Modine of $210.0 million, subject to adjustment. See the section entitled “The Transaction Agreements-The Separation Agreement-Initial Adjustment Statement; Post-Closing Adjustments” for further description of potential adjustments to the SpinCo Cash Distribution.

Step 4: Distribution

Following the SpinCo Cash Distribution, Modine will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by Modine by way of a pro rata distribution and for no consideration.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Step 5: Merger

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Gentherm.

Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than any shares held by SpinCo as treasury stock or by Gentherm or Merger Sub, in each case, as of immediately prior to the Effective Time, all of which will be automatically canceled) will be automatically converted as of the Effective Time into the right to receive a number of shares of Gentherm Common Stock equal to the Exchange Ratio, which is subject to adjustment if necessary to satisfy the Threshold Percentage as described below, with cash paid in lieu of fractional shares of Gentherm Common Stock in accordance with the Merger Agreement. Prior to the adjustment described below, the Exchange Ratio is designed to result in the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Merger, being owned approximately 40% by the former holders of SpinCo Common Stock immediately prior to the Effective Time (in their capacity as such) and approximately 60% by the Gentherm shareholders immediately prior to the Effective Time (in their capacity as such), without taking into account any overlapping shareholder ownership.

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that, if the Exchange Ratio would result in the percentage of issued and outstanding shares of Gentherm Common Stock to be received in the Merger by former holders of SpinCo Common Stock immediately prior to the Effective Time (other than Overlap Shareholders), together with the percentage of issued and outstanding shares of Gentherm Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Gentherm Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Gentherm Common Stock to be received by the former holders of SpinCo Common Stock immediately prior to the Effective Time (including the Overlap Shareholders) being equal to the Threshold Percentage. The Merger Agreement further provides for certain customary adjustments of the Exchange Ratio in the event of stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Gentherm Common Stock. For more information, see the section entitled “The Transactions-Transaction Sequence.”

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Separation and the Distribution, but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Existing Structure:

Structure Following the Separation and the Distribution, but before the Merger:

Modine Shareholders
Gentherm Shareholders
Gentherm
Modine
Merger Sub
Spin Co

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Structure Following the Merger:

Modine Shareholders
Gentherm Shareholders
100% Ownership
40% ownership of outstanding shares on a fully diluted basis immediately following the Merger
60% ownership of outstanding shares on a fully diluted basis immediately following the Merger
Modine
Gentherm
SpinCo

The Separation and the Distribution (See “The Transaction Agreements-The Separation Agreement”)

Prior to the Distribution and the Merger, certain subsidiaries of Modine will undergo an internal restructuring to separate and consolidate the Performance Technologies Business under SpinCo pursuant to the Separation Agreement (the “Reorganization”). In the Separation, Modine will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the Performance Technologies Business.

Following the Separation, Modine will distribute to its shareholders all of the SpinCo Common Stock held by Modine by way of a pro rata distribution for no consideration.

Conditions to the Distribution (See “The Transaction Agreements-The Separation Agreement-Conditions to the Distribution”)

The obligation of Modine to consummate the Distribution is subject to the following conditions:

•	the receipt by Modine of the Modine Distribution Tax Opinion in form and substance reasonably satisfactory to Modine;

•	the receipt by Modine of the IRS Ruling, in form and substance reasonably satisfactory to Modine, which shall continue to be valid and in full force and effect;

•	the completion of the Reorganization substantially in accordance with the Reorganization step plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

•

the delivery by an independent firm mutually acceptable to Modine and Gentherm of an opinion, in form and substance reasonably acceptable to Modine, to the Modine Board confirming the solvency of Modine immediately prior to the Distribution and of Modine and SpinCo immediately after giving

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

effect to the Bridge Financing and/or the Permanent SpinCo Financing, the SpinCo Cash Distribution, the Cash Transfer and the Distribution;

•

the consummation of the Bridge Financing and/or the Permanent SpinCo Financing and receipt by SpinCo of net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution;

•	the satisfaction or waiver of conditions to Modine’s, SpinCo’s, Gentherm’s and Merger Sub’s obligations to effect the Merger;

•	the irrevocable confirmation by Gentherm that conditions to its and Merger Sub’s obligations to effect the Merger have been satisfied or waived by Gentherm;

•	the consummation of the SpinCo Cash Distribution; and

•	the payment of the Cash Transfer prior to or concurrently with the Distribution.

In accordance with the Separation Agreement, Modine and SpinCo will cooperate and use their reasonable best efforts to cause the conditions to the Distribution to be satisfied as promptly as practicable, but in any event, prior to the Outside Date (as defined below). In addition, Modine is required to use its reasonable best efforts to obtain the opinions referenced in bullets one and four above to consummate the Distribution.

The Merger; Merger Consideration (See the sections entitled “The Transaction Agreements-The Merger Agreement-Merger Consideration; Gentherm Special Dividend” and “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend”)

In accordance with the Merger Agreement, immediately following the Distribution, Merger Sub will merge with and into SpinCo. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Gentherm. Following the Merger, Gentherm will continue the combined business operations of Gentherm and SpinCo (the “combined company”).

The Merger Agreement provides that, at the Effective Time, each share of SpinCo Common Stock issued and outstanding (except for any such shares held by SpinCo as treasury stock or held by Gentherm or Merger Sub, if any, all of which shares will be canceled) will be automatically converted into the right to receive a number of shares of Gentherm Common Stock, in accordance with the Exchange Ratio (and subject to the adjustments) described below.

Prior to the adjustments provided in the Merger Agreement, the Merger Agreement provides that the Exchange Ratio is equal to a number obtained by dividing (i) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards by (ii) the number of outstanding shares of SpinCo Common Stock issued immediately following the Distribution.

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that, if the Exchange Ratio would result in the percentage of issued and outstanding shares of Gentherm Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the   percentage of issued and outstanding shares of Gentherm Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Gentherm Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Gentherm Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage. The Merger Agreement further provides for certain customary adjustments of the Exchange Ratio in the event of stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Gentherm Common Stock. For more information, see the section entitled “The Transactions-Transaction Sequence.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

If additional shares of Gentherm Common Stock are required to be issued as a result of the Exchange Ratio adjustment, the Merger Agreement provides that, prior to the Merger, subject to applicable laws and the Merger Agreement, SpinCo will reduce the amount of the SpinCo Cash Distribution by an aggregate amount equal to the lesser of (x) the Aggregate Adjustment Amount and (y) $35.0 million (the “Initial Adjustment Cap”) (or, if clauses (x) and (y) are equal, such amount) (the “Initial Adjustment Amount”).

If the Aggregate Adjustment Amount exceeds the Initial Adjustment Cap, then, with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Initial Adjustment Cap, Gentherm, subject to applicable law, will declare the Gentherm Special Dividend pro rata to the holders of Gentherm Common Stock as of a record date prior to the Closing Date in an aggregate amount equal to the lesser of (x) the Aggregate Adjustment Amount minus the Initial Adjustment Cap and (y) $70.0 million minus the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount) (the “Intermediate Adjustment Amount”).

If the Aggregate Adjustment Amount exceeds $70.0 million (the “Intermediate Adjustment Cap”), then, with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Intermediate Adjustment Cap: (i) the amount of the SpinCo Cash Distribution will be further decreased by an amount equal to 40% of the Final Adjustment Amount, and (ii) the Gentherm Special Dividend will be increased by an amount equal to 60% of the Final Adjustment Amount. The “Final Adjustment Amount” means the lesser of (x) the Aggregate Adjustment Amount minus the Intermediate Adjustment Cap and (y) $200.0 million (the “Final Adjustment Cap”) minus the Intermediate Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

In the event that the Aggregate Adjustment Amount exceeds the Final Adjustment Cap (the amount by which the Aggregate Adjustment Amount exceeds the Final Adjustment Cap, the “Excess Adjustment Amount”), then (i) Modine will, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount and (ii) Gentherm will, in its sole discretion, be entitled to further increase the Gentherm Special Dividend up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Final Adjustment Cap and the sum of (x) the absolute value of the decrease in the SpinCo Cash Distribution described in clause (i) of the prior sentence and (y) the increase in the Gentherm Special Dividend described in clause (ii) of the prior sentence is less than the Excess Adjustment Amount, then the Exchange Ratio will not be increased as contemplated, and neither Modine nor Gentherm will be obligated to consummate the transactions contemplated to occur at the Closing.

No fractional shares of Gentherm Common Stock or book-entry credit of the same will be issued pursuant to the Merger. All fractional shares of Gentherm Common Stock that a holder of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger will, in lieu of such fraction of a share, be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Gentherm Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Gentherm), in each case, at then-prevailing market prices and in no case later than 10 business days after the Effective Time.

Conditions to the Merger (See “The Transaction Agreements-The Merger Agreement-Conditions to the Merger”)

Mutual Conditions

The obligations of each party to the Merger Agreement to consummate the Merger are subject to the fulfillment or waiver by each of the parties of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act with respect to the Merger and the receipt of any required consents, authorizations, approvals, orders, filings and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

declarations required to be obtained prior to the Merger from certain Governmental Authorities under applicable laws (or any applicable waiting period thereunder shall have expired or been terminated), as applicable, without the imposition of any Burdensome Condition;

•	the consummation of the Separation and the Distribution in accordance with the terms of the Separation Agreement in all material respects;

•

the effectiveness of the Gentherm Registration Statement and the SpinCo Registration Statement in accordance with the Securities Act or the Exchange Act and the absence of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

•

the absence of a Governmental Authority of competent jurisdiction in the United States, Czech Republic or Germany having enacted, issued or promulgated any law, statute, code, ordinance, rule or regulations, or having issued or granted any Order (as defined in the Merger Agreement), in each case, that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger;

•	the approval by Gentherm shareholders of the Gentherm Share Issuance Proposal and the Charter Amendment Proposal at the Special Meeting; and

•	the approval for listing (subject to official notice of issuance) on Nasdaq of the shares of Gentherm Common Stock to be issued to the holders of SpinCo Common Stock pursuant to the Merger.

Modine’s and SpinCo’s Conditions

The obligations of Modine and SpinCo to consummate the Merger are subject to the fulfillment or waiver by Modine of the following additional conditions:

•

the performance and compliance by Gentherm and Merger Sub in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by Gentherm and Merger Sub at or prior to the Closing Date;

•

the truth and correctness of the representations and warranties of Gentherm and Merger Sub set forth in the Merger Agreement, generally both when made and as of the Closing Date, subject to certain specified materiality standards;

•

the delivery by Gentherm and Merger Sub to Modine of a certificate dated as of the Closing Date signed by an executive officer of Gentherm and Merger Sub certifying the satisfaction of the conditions described in the preceding two bullet points;

•	the receipt by Modine of the Modine Merger Tax Opinion;

•

the receipt by Modine of (i) the IRS Ruling, in form and substance reasonably satisfactory to Modine, which shall continue to be valid and in full force and effect and (ii) the Modine Distribution Tax Opinion in form and substance reasonably satisfactory to Modine; and

•	the SpinCo Cash Distribution having occurred.

Each of these conditions may be waived by Modine. If the IRS Ruling condition is waived, Modine may not be permitted to take into account the number of shares of Modine Common Stock and Gentherm Common Stock owned by certain categories of investors who are both Modine shareholders and Gentherm shareholders in determining the number of shares of Gentherm Common Stock that Modine shareholders must receive to not result in gain imposed under Section 355(e) of the Code with respect to the Distribution. In the absence of the IRS Ruling, the adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus and the Gentherm Special Dividend may be insufficient to prevent gain imposed under Section 355(e) of the Code with respect to, and there is significant risk that Modine

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

would recognize a material amount of taxable gain, on the Distribution. Gentherm will undertake to recirculate and resolicit shareholder approval if the IRS Ruling, Modine Distribution Tax Opinion or Modine Merger Tax Opinion condition is waived and the change in U.S. federal income tax considerations is material. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger,” and for a discussion of the IRS Ruling, see the section entitled “The Transactions-IRS Ruling.”

Gentherm’s and Merger Sub’s Conditions

The obligations of Gentherm and Merger Sub to consummate the Merger are subject to the fulfillment or waiver by Gentherm of the following additional conditions:

•

the performance and compliance by each of Modine and SpinCo in all material respects of the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Closing;

•

the truth and correctness of the representations and warranties of Modine and SpinCo set forth in the Merger Agreement, generally both when made and as of the Closing Date, subject to certain specified materiality standards;

•	the receipt by Gentherm and Merger Sub of a certificate executed by an executive officer of Modine confirming the satisfaction of the conditions described in the preceding two bullet points; and

•	the receipt by Gentherm of the Gentherm Merger Tax Opinion.

Each of these conditions may be waived by Gentherm. Gentherm will undertake to recirculate and resolicit shareholder approval if the Gentherm Merger Tax Opinion condition is waived and the change in U.S. federal income tax considerations is material. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

Ancillary Documents (See “Additional Agreements Related to the Separation, The Distribution and the Merger”)

Employee Matters Agreement

Modine, SpinCo and Gentherm will enter into an Employee Matters Agreement with respect to the transfer of the employment of certain employees of the Modine Group and the SpinCo Group and related matters, including allocation among the parties of assets, liabilities and responsibilities with respect to terms of employment, benefit plan transition and coverage and other compensation and labor matters, as well as responsibility for employee and benefit plan liabilities for certain current and former employees of the Modine Group and the SpinCo Group. The material terms of the Employee Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Employee Matters Agreement.”

Tax Matters Agreement

SpinCo, Modine and Gentherm will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, Modine and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation or the Distribution to qualify for their intended tax treatment), tax benefits and attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. The material terms of the Tax Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Tax Matters Agreement.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Intellectual Property Matters Agreement

Gentherm, Modine and SpinCo will enter into an Intellectual Property Matters Agreement, pursuant to which Modine and its subsidiaries will license to Gentherm and its subsidiaries, and SpinCo and its subsidiaries will license to Modine and its subsidiaries, certain intellectual property used in their respective businesses. The material terms of the Intellectual Property Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Intellectual Property Matters Agreement.”

Transition Services Agreement

SpinCo and Modine will enter into a Transition Services Agreement, pursuant to which each party will provide services to the other party on a transitional basis. Modine will provide SpinCo various services (which may include HR, legal, supply chain, administrative, finance and accounting and IT) for durations anticipated to range from one to three months up to 12 months. SpinCo will provide to Modine various IT-related services for durations anticipated to range up to 12 months. The material terms of the Transition Services Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Transition Services Agreement.”

Technical Services Agreements

SpinCo and Modine will enter into a Technical Services Agreement, which will govern, among other things, Modine’s rights and obligations with respect to certain SpinCo test equipment and use of Spinco’s technical center. The material terms of the Technical Services Agreements are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Technical Services Agreements.”

Lease Agreement

SpinCo and Modine will enter into a Lease Agreement pursuant to which certain property in Racine, Wisconsin transferred to SpinCo in the Separation will be leased back to Modine. The material terms of the Lease Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Lease Agreement.”

Trademark Matters Agreement

Modine and SpinCo will enter into a Trademark Matters Agreement, which will govern, among other things, Modine’s rights and obligations with respect to the “Modine” trademark and certain other trademarks registered by SpinCo. The material terms of the Trademark Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger-Trademark Matters Agreement.”

Opinion of Gentherm’s Financial Advisor (See “The Transactions-Opinion of Barclays”)

Gentherm engaged Barclays to act as its financial advisor with respect to a potential combination of Gentherm and the Performance Technologies Business. On January 28, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Gentherm Board that, as of such date and based upon and subject to the assumptions, qualifications and limitations stated in its opinion, the Exchange Ratio in the Merger was fair to Gentherm from a financial point of view. The full text of the written opinion of Barclays, dated January 29, 2026, which describes, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of the review undertaken by Barclays, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Barclays’ opinion was rendered for the benefit of the Gentherm Board, in its capacity as such, and addressed only

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the fairness to Gentherm of the Exchange Ratio in the Merger as of the date of the opinion. Barclays’ opinion does not address any other aspect of the Merger or related Transactions and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Gentherm or in which Gentherm might engage or as to the underlying business decision of Gentherm to proceed with or effect the Merger. Neither Barclays’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus constitutes advice or a recommendation to any shareholder of Gentherm as to how such shareholder should act or vote with respect to the Transactions.

For more information see the section entitled “The Transactions-Opinion of Barclays.”

Board of Directors and Management of Gentherm Following the Merger (See “Information About Gentherm-Directors and Executive Officers of Gentherm”)

Following the Merger, the Gentherm Board will consist of eleven members (as mutually agreed between Gentherm and Modine prior to Closing), including nine directors who are members of the Gentherm Board then in-office immediately prior to the Merger, and two directors selected by Modine after good faith consultation with Gentherm. Ron Hundzinski is expected to continue as chair of the Gentherm Board following the Merger.

Following the Merger, management of the combined company is expected to be led by Gentherm’s existing Chief Executive Officer, Bill Presley.

Interests of Directors and Executive Officers in the Merger (See “The Transactions-Interests of Directors and Executive Officers in the Merger”)

Certain of the executive officers of Gentherm and certain members of the Gentherm Board may have interests in the Transactions that differ from, or are in addition to, those of the Gentherm shareholders.

Effects of the Distribution and the Merger on Modine Equity Awards/Plans (See “Additional Agreements Related to the Separation, the Distribution and the Merger-Employee Matters Agreement-Treatment of Equity Incentive Awards”)

Regulatory Approvals (See “The Transactions-Regulatory Approvals” and “The Transaction Agreements-The Merger Agreement-Regulatory Matters”)

As further described in this proxy statement/prospectus, to complete the Merger, Gentherm and Modine must obtain required authorizations, approvals and/or consents from a number of antitrust, competition and other regulatory authorities, including required approvals under the competition laws of certain jurisdictions and the expiration of the applicable waiting period under the HSR Act. Gentherm and Modine have agreed to use their respective reasonable best efforts to obtain such authorizations, approvals and/or consents. The obligation of Gentherm and Modine to consummate the Merger is conditioned upon, among other things, the expiration or early termination of the applicable waiting period under the HSR Act and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions. Gentherm and Modine have both filed their respective HSR Act notifications, and were granted early termination of the HSR waiting period as of 11:25 a.m., Eastern Time, on March 26, 2026.

No Dissenters’ Rights or Rights of Appraisal (See “The Transactions-No Dissenters’ Rights or Rights of Appraisal”)

Gentherm’s shareholders will not be entitled to exercise appraisal or dissenters’ rights under the MBCA in connection with the Separation, the Distribution or the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Debt Financing (See “The Transaction Agreements-Debt Financing”)

Concurrently with the execution of the Merger Agreement, SpinCo and Gentherm entered into a commitment letter with certain financial institutions, which commitment letter was amended and restated as the Commitment Letter, pursuant to which the Commitment Parties committed to provide bridge loans under a 364-day senior secured bridge loan credit facility in an aggregate principal amount of up to $290 million, subject to the terms and conditions of the Commitment Letter.

See “The Transaction Agreements-Debt Financing” for further information.

Termination (See “The Transaction Agreements-The Merger Agreement-Termination”)

The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Gentherm and Modine. Also, subject to specified qualifications and exceptions, Gentherm or Modine may terminate the Merger Agreement if, at any time prior to the Effective Time:

•

the Merger has not been consummated on or prior to March 31, 2027 (the “Outside Date”), which date is subject to extension to June 30, 2027 in the event that conditions to Closing relating to outstanding regulatory approvals have not been received but all other conditions to Closing have been satisfied or waived, subject to the exceptions set forth in the Merger Agreement;

•	any governmental order or other action permanently preventing or prohibiting the consummation of the Merger or the Separation becomes final and non-appealable;

•

a breach of any representation, warranty, covenant or agreement on the part of the other party occurs, such that an applicable condition to closing would not be satisfied at the Closing, and such inaccuracy or breach is incapable of being cured prior to the Outside Date or, if curable, is not cured within the earlier of (i) 60 days after written notice thereof by the breaching party and (ii) the Outside Date; or

•	the requisite Gentherm shareholders fail to approve the Gentherm Share Issuance Proposal and the Charter Amendment Proposal at the Special Meeting (including any adjournment or postponement thereof).

Additionally, subject to specified qualifications and exceptions, Modine may terminate the Merger Agreement, if, at any time prior to the Effective Time:

•

the Gentherm Board has either (i) adopted, authorized, approved, endorsed or recommended, or publicly proposed to adopt, authorize, approve, endorse or recommend, any Competing Proposal (as defined herein), (ii) withdrawn, changed, amended, modified or qualified, or publicly proposed to withdraw, change, amend, modify or qualify, in a manner adverse to Modine or SpinCo, the Gentherm Board Recommendation, (iii) if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Gentherm Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, failed to recommend against any such Competing Proposal within 10 business days after such commencement (or, if earlier, by the second business day prior to the then-scheduled Special Meeting), (iv) failed to include the Gentherm Board Recommendation in this proxy statement/prospectus, (v) approves or authorizes, or caused or permitted Gentherm or any Gentherm subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement)), or (6) committed or agreed to do any of the foregoing.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party, provided that such termination will not relieve any party from any liability for

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

any fraud or willful breach of any covenant, obligation or agreement contained in the Merger Agreement except as described below under “The Merger Agreement-Termination Fee Payable in Certain Circumstances.”

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that in the event of termination of the Merger Agreement prior to the Closing under certain circumstances described below, Gentherm may be required to pay a termination fee equal to $45.0 million to Modine.

Gentherm has agreed to pay the Termination Fee to Modine in the following circumstances, subject to certain specified conditions:

•	if Modine terminates the Merger Agreement following a Gentherm Adverse Recommendation Change (as defined below); or

•

if (i) a Competing Proposal with respect to Gentherm is publicly announced (or otherwise communicated to the Gentherm Board) at any time after the date of the Merger Agreement, and if made publicly, not publicly withdrawn at least five business days prior to the date of termination (or, if the Merger Agreement is terminated because the requisite Gentherm shareholders fail to approve the Charter Amendment Proposal and the Share Issuance Proposal at the Special Meeting, prior to the Special Meeting) and the Merger Agreement is terminated due to either (A) failure to close the Merger by the Outside Date, (B) Gentherm’s material and uncured breach of any representation, warranty or covenant or (C) failure to obtain the Gentherm Shareholder Approval, and (ii) within 12 months of termination of the Merger Agreement, Gentherm consummates, or enters into a definitive agreement in respect of, any Competing Proposal (substituting each reference to “20%” in the definition of “Competing Proposal” to “50%”).

In no event will Gentherm be required to pay the Termination Fee more than once.

Special Meeting (See “The Special Meeting”)

Proposals

The purposes of the Special Meeting are as follows:

1.	Share Issuance Proposal-to consider and vote upon the Share Issuance Proposal;

2.	Charter Amendment Proposal-to consider and vote upon the Charter Amendment Proposal; and

3.	Adjournment Proposal-to consider and vote upon the Adjournment Proposal.

Completion of the Merger is conditioned on the approval by Gentherm shareholders of the Share Issuance Proposal and the Charter Amendment Proposal.

Required Vote (See “The Special Meeting-Required Vote”)

1.

Share Issuance Proposal-Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve the Share Issuance Proposal. The Merger will not occur unless the Share Issuance Proposal is approved.

2.

Charter Amendment Proposal- Where a quorum is present, the affirmative vote of a majority of the outstanding shares entitled to vote on the Charter Amendment Proposal is required to approve the Charter Amendment Proposal. The Merger will not occur unless the Charter Amendment Proposal is approved.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

3.

Adjournment Proposal-Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve the Adjournment Proposal.

Approval of each proposal is not conditioned on the approval of the other proposal.

Voting by Gentherm Directors and Executive Officers (See “The Special Meeting-Certain Ownership of Gentherm Common Stock”)

As of the Record Date, Gentherm’s executive officers and directors beneficially owned     shares of Gentherm Common Stock, representing approximately % of the shares outstanding as of such date. Gentherm currently expects that each of its directors and executive officers will vote their shares of Gentherm Common Stock in favor of all proposals, although none of them has entered into an agreement requiring them to do so.

Material U.S. Federal Income Tax Considerations of the Distribution and the Merger (See “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger”)

For Modine shareholders who are U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger”), assuming the Contribution and Distribution qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, no gain or loss will be recognized upon receipt of SpinCo Common Stock in the Distribution, and the aggregate tax basis in their Modine Common Stock and SpinCo Common Stock will be the same as their Modine Common Stock basis before the Distribution, allocated proportionately based on relative fair market values. The holding period for SpinCo Common Stock will include the holding period of the Modine Common Stock. In the Merger, assuming it qualifies as a reorganization under Section 368(a) of the Code, U.S. Holders of SpinCo Common Stock will not recognize gain or loss upon exchanging SpinCo Common Stock for Gentherm Common Stock, except for any gain or loss on cash received in lieu of a fractional share, which generally will be treated as capital gain or loss. The tax basis in the Gentherm Common Stock received will equal the basis in the surrendered SpinCo Common Stock, and the holding period will include the holding period of the SpinCo Common Stock. Gentherm shareholders will not receive any stock or other consideration in respect of their shares of Gentherm Common Stock (other than any Gentherm Special Dividend, as described in “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend-Overview”), and accordingly are not expected to recognize gain or loss in respect of their shares of Gentherm Common Stock. The receipt of any Gentherm Special Dividend may result in taxable income to Gentherm shareholders. Payments for fractional shares and of any Gentherm Special Dividend may be subject to information reporting and backup withholding unless exemptions apply.

For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

Risk Factors (See “Risk Factors”)

In evaluating the Transactions and the proposals to be considered at the Special Meeting, as applicable, Gentherm shareholders and Modine shareholders should carefully consider the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” and the risk factors set forth in the section entitled “Risk Factors,” as well as other information included or incorporated by reference in this proxy statement/prospectus and the other documents to which they have been referred. These risks include, without limitation, the following:

Risks Related to the Transactions

•

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the Transactions could adversely impact the market price of Gentherm Common Stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	If the Transactions are completed, Gentherm may not realize the anticipated financial and other benefits, including growth opportunities, expected from the Transactions.

•	The pendency of the Merger could have an adverse effect on Gentherm’s business, financial condition, results of operations or business prospects, as well as the price of Gentherm Common Stock.

•	Gentherm will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and results of operations.

•

Gentherm will be responsible for all Performance Technologies Business liabilities following the completion of the Transactions, and is acquiring the SpinCo Assets on an “as is,” “where is” and “with all faults” basis.

•	Gentherm is required to abide by potentially significant restrictions that could limit its ability to undertake certain corporate actions that otherwise could be advantageous.

•

If the Contribution and the Distribution do not qualify under Sections 355 and 368(a) of the Code, including as a result of an error in the determination of Overlap Shareholders or subsequent acquisitions of Gentherm Common Stock or Modine Common Stock, then Modine and Modine shareholders could incur significant tax liabilities, and Gentherm and SpinCo may be obligated to indemnify Modine for such taxes imposed on Modine.

•	If the Merger does not qualify as a reorganization under Section 368(a) of the Code, Modine shareholders could incur significant tax liabilities.

•	The amount of the Gentherm Special Dividend that Gentherm may pay, and the number of shares of Gentherm Common Stock that Gentherm may issue, in the Transactions are uncertain.

•	Current Gentherm shareholders’ percentage ownership interest in Gentherm will be substantially diluted in the Merger.
•

The calculation of the number of shares of Gentherm Common Stock to be issued in the Merger will not be adjusted if there is a change in the value of the Performance Technologies Business or Gentherm before the Merger is completed.

•

The Performance Technologies Business may be negatively impacted if Gentherm is unable to provide benefits and services, or access to equivalent financial strength and resources, to the Performance Technologies Business that historically have been provided by Modine.

•

The historical financial information of the Performance Technologies Business may not be representative of its results if it had been operated as a standalone business or as part of Gentherm, and as a result, may not be a reliable indicator of future results of the Performance Technologies Business.

•

The opinion of Gentherm’s financial advisor does not reflect changes in circumstances between the date of delivery of such opinion and completion of the Merger and does not address the fairness of the Exchange Ratio from a financial point of view at the time the Transactions are completed.

•

The unaudited pro forma condensed combined financial statements of Gentherm are based in part on certain assumptions regarding the Transactions and may not be indicative of Gentherm’s future operating performance.

•	Gentherm’s judgments and estimates related to the acquisition accounting models used to record the purchase price allocation could be inaccurate.

•	Gentherm and the Performance Technologies Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

•	The trading prices of Gentherm Common Stock may not be an appropriate proxy for the prices of SpinCo common stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	Neither Gentherm shareholders nor Modine shareholders will be entitled to appraisal rights in connection with the Transactions.

•

Shareholder litigation, if any, could prevent or delay the consummation of the Transactions or otherwise negatively impact the business and operations of Gentherm, Modine or the Performance Technologies Business.

•	The Transactions could discourage other companies from trying to acquire Gentherm before, or for a period of time following, completion of the Transactions.

Risks Related to the Combined Company Following the Transactions

•	Sales of Gentherm Common Stock after the Transactions may negatively affect the market price of Gentherm Common Stock.

•

The integration of the Performance Technologies Business with Gentherm following the Transactions may present significant challenges, and the failure to successfully integrate the Performance Technologies Business could have a material adverse effect on the combined company’s business, financial condition or results of operations.

•	The combined company’s industry is highly competitive, which may impact its results of operations.

•	The combined company might be unable to successfully compete with other companies in its industry.

•

Following consummation of the Transactions, Gentherm and SpinCo will each be required to abide by potentially significant restrictions that could limit the combined company’s ability to undertake certain corporate actions (such as the issuance of common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

•

The business, financial condition and results of operations of the Performance Technologies Business may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those it previously received as part of Modine.

•

The combined company could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if it is unable to obtain such raw materials or other components of its products.

•	The combined company will be subject to risks relating to existing international operations and expansion into certain geographical markets.

•	The combined company will be subject to changes in legislative, regulatory and other legal developments involving income and other taxes.

•	The combined company may face risks associated with previous or future acquisitions, strategic investments, joint ventures and divestitures.
•	Gentherm and the Performance Technologies Business are subject to information technology, cybersecurity and privacy risks.

•

The combined company’s reputation, ability to do business and results of operations may be impaired by improper conduct by or disputes with any of its employees, agents or business partners and it will have an increased compliance burden with respect to, and risk of violations of, anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.

•	Tariffs and other trade measures could adversely affect the combined company’s results of operations, financial position and cash flows.

•

Failure to attract, retain and develop personnel, including for key management positions, could have an adverse impact on the combined company’s results of operations, financial condition and cash flows.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	The inability to obtain, protect, defend or enforce intellectual property rights could adversely affect the combined company’s revenue, operating profits and cash flows.

•

The combined company may need to bring claims against third parties to protect its intellectual property or may be subject to claims by third parties for infringement of their intellectual property, which could be time-consuming and costly and could have a material adverse effect on the combined company’s business, cash flows, financial condition and results of operations.

•	A deterioration in the combined company’s future expected profitability or cash flows could result in an impairment of goodwill and intangible assets.

•

The combined company’s exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact its results of operations.

•

Following the completion of the Transactions, the combined company will have a greater amount of indebtedness than Gentherm’s indebtedness prior to the Merger, which could adversely affect the combined company’s financial condition or decrease its business flexibility.

•

Restrictions may be imposed by the combined company’s debt instruments, which limit the ability of the combined company to operate its business and to finance its future operations or capital needs or to engage in other business activities.

•

The financial projections included herein are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, the combined company’s actual operating results may differ materially from those forecasted for Gentherm and the Performance Technologies Business.

•	The combined company could incur operational difficulties or losses if Modine were unable to perform under the Transition Services Agreement entered into as part of the Separation.

•	Certain provisions contained in the Gentherm Charter and the Gentherm Bylaws, as well as provisions of Michigan law, could deter or impair a takeover attempt.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION FOR GENTHERM

Historical Market Price Data

Gentherm Common Stock is listed and traded on the Nasdaq under the symbol “THRM.” On     , the last practicable trading day prior to the date of this proxy statement/prospectus, there were    shares of Gentherm Common Stock outstanding.

The following table presents the last reported sale price of a share of Gentherm Common Stock, as reported on Nasdaq on January 28, 2026, the last full trading day prior to the public announcement of the Transactions, and on     , the last practicable trading day prior to the date of this proxy statement/prospectus:

Gentherm
January 28, 2026		$36.04
$

The market price of Gentherm Common Stock has fluctuated since the date of the public announcement of the Transactions and is expected to continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market price of Gentherm Common Stock before or after completion of the Merger.

Dividend Policy

Gentherm has not declared or paid any dividends on the Gentherm Common Stock in its past three fiscal years and does not currently intend to pay cash dividends in the foreseeable future, other than the Gentherm Special Dividend, if applicable. Any future determination to pay cash dividends will be made at the discretion of the Gentherm Board and will depend on, among other things, Gentherm’s results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that the Gentherm Board may deem relevant.

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION FOR SPINCO

Historical Market Price Data

No trading market currently exists or ever will exist for SpinCo Common Stock. Modine and Modine shareholders will not be able to trade SpinCo Common Stock before or after it is automatically converted into the right to receive shares of Gentherm Common Stock in the Merger.

Modine Common Stock is listed and traded on the NYSE under the symbol “MOD.” On     , the last practicable trading day prior to the date of this proxy statement/prospectus, there were    shares of Modine Common Stock outstanding.

The following table presents the last reported sale price of a share of Modine Common Stock, as reported on the NYSE on January 28, 2026, the last full trading day prior to the public announcement of the Transactions, and on     , the last practicable trading day prior to the date of this proxy statement/prospectus:

Modine
January 28, 2026		$146.90
$

The market price of Gentherm Common Stock has fluctuated since the date of the public announcement of the proposed transactions and will continue to fluctuate from the date of this proxy statement/prospectus to the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market price of Gentherm Common Stock before or after completion of the Merger. The Gentherm market price at the time that the shares of Gentherm Common Stock are issued to Modine shareholders pursuant to the Merger could be greater than, less than or the same as shown in the table in “Historical Market Price Data and Dividend Information for Gentherm.”

Dividend Policy

Modine has not declared or paid any dividends on the Modine Common Stock in its past three fiscal years and does not currently intend to pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made at the discretion of the Modine Board and will depend on, among other things, Modine’s results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that the Modine Board may deem relevant.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this proxy statement/prospectus and the exhibits hereto. In addition, you should consider the risks associated with Gentherm and its business included in Gentherm’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and in any subsequent Gentherm Quarterly Reports on Form 10-Q, and the risks associated with SpinCo and the Performance Technologies Business included in Modine’s Annual Report on Form 10-K for the year ended March 31, 2025 and in any subsequent Modine Quarterly Reports on Form 10-Q, all of which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” for more information about the documents incorporated by reference in this proxy statement/prospectus. For a discussion of additional considerations for the forward-looking statements in this proxy statement/prospectus, please see “Cautionary Statement Concerning Forward-Looking Statements.”

Any of the following risks could materially adversely affect the business, financial condition and results of operations of Gentherm, the Performance Technologies Business or the combined company and the actual outcome of matters as to which forward-looking statements are made in this proxy statement/prospectus. In such case, the market price of Gentherm Common Stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Gentherm and the Performance Technologies Business currently face or that the combined company will face after the completion of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially adversely affect the business, financial condition and results of operations of Gentherm, the Performance Technologies Business or the combined company or the market price of Gentherm Common Stock in the future. Past financial and operational performance may not be a reliable indicator of future performance, and you are cautioned not to unduly rely on historical trends to anticipate results or trends in future periods.

Risks Related to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the Transactions could adversely impact the market price of Gentherm Common Stock.

The consummation of the Transactions is subject to certain conditions, as described in this proxy statement/prospectus, including: (i) approval of the Share Issuance Proposal, and the Gentherm Charter Amendment Proposal by the requisite vote of Gentherm’s shareholders; (ii) obtaining antitrust or competition law regulatory approvals in certain jurisdictions; (iii) the receipt of certain opinions of counsel as to tax matters pertaining to the Transactions; (iv) the consummation of the Bridge Financing and/or the Permanent SpinCo Financing and (v) the receipt of the IRS Ruling, which shall continue to be valid and in full force and effect as of the Closing. See “The Transaction Agreements-The Merger Agreement-Conditions to the Merger” and “The Transaction Agreements-The Separation Agreement-Conditions to the Distribution.” There is no assurance that these conditions will be met or that the Transactions will be completed on the terms or timeline currently contemplated, or at all.

If the Transactions are not completed for any reason, the price of Gentherm Common Stock may decline. If the Transactions are not consummated because the Merger Agreement is terminated, Gentherm may be required under certain circumstances to pay Modine a termination fee of $45.0 million and may be required to reimburse Modine for certain expenses. In addition, Gentherm and Modine may elect to terminate the Merger Agreement in certain other circumstances as further detailed in the section entitled “The Transaction Agreements-The Merger Agreement-Termination.”

If the Transactions are completed, Gentherm may not realize the anticipated financial and other benefits, including growth opportunities, expected from the Transactions.

Gentherm expects that it will realize synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. Gentherm’s success in realizing these benefits, and the timing of their

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

realization, depends, among other things, on the successful integration of the business operations of the Performance Technologies Business with Gentherm. Even if Gentherm is able to integrate the Performance Technologies Business successfully, Gentherm cannot predict with certainty if or when these synergies, growth opportunities and other benefits will be realized, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the Performance Technologies Business or in otherwise consummating the Transactions. Realization of any synergies, growth opportunities or other benefits could be affected by the factors described in other risk factors and a number of factors beyond Gentherm’s control, including, without limitation, general economic conditions, increased operating costs and regulatory developments.

The pendency of the Merger could have an adverse effect on Gentherm’s business, financial condition, results of operations or business prospects, as well as the price of Gentherm Common Stock.

The announcement and pendency of the Merger could disrupt Gentherm’s existing and future business in negative ways. For example, customers and other third-party business partners of Gentherm or the Performance Technologies Business could seek to terminate or renegotiate their relationships with Gentherm or the Performance Technologies Business as a result of the pending Merger, whether pursuant to the terms of their existing agreements or otherwise. In addition, current and prospective employees of Gentherm and the Performance Technologies Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect Gentherm’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or adversely affect the financial condition, results of operations or business prospects of, Gentherm, regardless of whether the Merger is completed.

Gentherm will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and results of operations.

Gentherm expects to incur significant one-time costs in connection with the Transactions. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Gentherm whether or not the Merger is completed. A substantial majority of these one-time costs will be transaction-related fees and expenses and include, among others, fees paid to financial, legal and accounting and other professional advisors, filing fees, employee retention and other employment-related costs, and transition and pre-Merger integration planning-related expenses. While Gentherm expects to be able to fund these one-time costs using cash from operations and/or borrowings under existing and anticipated credit sources, these costs could negatively impact Gentherm’s liquidity, cash flows and results of operations.

Gentherm will be responsible for all Performance Technologies Business Liabilities following the completion of the Transactions, and is acquiring the Modine Assets on an “as is,” “where is” and “with all faults” basis.

As described in “The Transaction Agreements-The Separation Agreement,” in connection with the Separation, SpinCo will generally assume and be responsible for any liabilities that arise relating to the ownership, operations or conduct of the Performance Technologies Business following the Distribution. The Separation Agreement also provides that the SpinCo Assets are being conveyed to SpinCo on an “as is” and “where is” basis. Although Modine is subject to certain indemnification obligations in favor of SpinCo and Gentherm under the Separation Agreement, these are generally limited to indemnification for certain indemnifiable losses to the extent relating to, arising out of or resulting from any breach by Modine of any provision of the Separation Agreement or specified liabilities of the Performance Technologies Business arising prior to the Distribution that Modine agreed to retain. Furthermore, Modine may not agree with claims by SpinCo that a matter is subject to such indemnification obligations or with the extent to which SpinCo asserts that a matter is subject to such indemnification obligations. See “The Transaction Agreements-The Separation Agreement” for a detailed description of the liabilities that SpinCo is assuming in the Transactions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, although the Merger Agreement contains certain representations and warranties about the Performance Technologies Business, the representations and warranties were made only as of the times set forth therein and will not survive the Effective Time. Accordingly, Gentherm will have no remedies with respect to any breach of Modine’s or SpinCo’s representations in the Merger Agreement after the Effective Time, except for certain rights under applicable law to bring a claim for fraud with respect to any representation or warranty made in the Merger Agreement.

As such, notwithstanding whether any SpinCo Liability or any issue with a SpinCo Asset is related to a breach of a representation or warranty in the Merger Agreement, SpinCo and, by virtue of the Merger, Gentherm will bear full responsibility for any and all SpinCo Liabilities and any liabilities, contingencies or other losses with respect to SpinCo Assets following the completion of the Transactions. To the extent any such SpinCo Liabilities are larger than anticipated, or any liability, contingency or loss with respect to a SpinCo Asset prohibits the Performance Technologies Business from operating as planned, they could have a material adverse impact on the business, financial condition and results of operations of the combined company.

Gentherm is required to abide by potentially significant restrictions that could limit its ability to undertake certain corporate actions that otherwise could be advantageous.

The Merger Agreement restricts Gentherm from taking specified actions without Modine’s consent until the Transactions are completed or the Merger Agreement is terminated, including making certain significant acquisitions or investments, entering into certain new lines of business, incurring certain indebtedness in excess of certain thresholds, making non-ordinary course capital expenditures, amending or modifying certain contracts, divesting certain assets (including certain intellectual property rights) and making certain non-ordinary course changes to personnel and employee compensation.

If the Contribution and the Distribution do not qualify under Sections 355 and 368(a) of the Code, including as a result of an error in the determination of Overlap Shareholders or subsequent acquisitions of Gentherm Common Stock or Modine Common Stock, then Modine and Modine shareholders could incur significant tax liabilities, and Gentherm and SpinCo may be obligated to indemnify Modine for such taxes imposed on Modine.

The obligation of Modine and SpinCo to complete the Transactions is conditioned on receipt of the Modine Merger Tax Opinion and Modine Distribution Tax Opinion (together, the “Modine Tax Opinions”), which will include an opinion to the effect that the Contribution, together with the Distribution, will qualify as a “reorganization” within the meaning of Section 368(a) and as a distribution in connection with which no gain or loss is recognized to the Modine shareholders under Section 355 of the Code. The Modine Tax Opinions will be based on, among other things, certain representations and assumptions as to factual matters and certain covenants made by Gentherm, SpinCo and Modine. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law and cannot be relied upon if current law changes with retroactive effect.

Modine will recognize gain for U.S. federal income tax purposes on the Distribution pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Modine or SpinCo, directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of SpinCo, Modine or Gentherm capital stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be a part of such plan, although Modine and Gentherm may be able to rebut that presumption. Modine intends to request the IRS Ruling with respect to certain tax aspects of the Transactions, including matters relating to the nature and extent of shareholders who may be counted for tax purposes as Overlap Shareholders for purposes of determining the Exchange Ratio in the Merger Agreement. If the IRS Ruling is not received, Modine and Gentherm will not be able to rely on

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ownership by Overlap Shareholders for purposes of such a determination. Assuming the IRS Ruling is received, the Merger Agreement provides that the number of shares of Gentherm Common Stock that may be issued in the Merger is subject to increase at the Closing such that the former shareholders of SpinCo Common Stock (taking into account the Overlap Shareholders) own at least the Threshold Percentage of the outstanding Gentherm Common Stock for purposes of Section 355(e) of the Code immediately following the Closing. The continuing validity of the IRS Ruling, if received, will be subject to the accuracy of factual representations and assumptions made in the ruling request. Moreover, the IRS Ruling, if received, is expected to only describe the time, manner and methodology for measuring Overlap Shareholders and may be subject to varying interpretations. The actual determination and calculation of Overlap Shareholders will be made by Gentherm, Modine and their respective advisors based on the IRS Ruling, but no assurance can be given that the IRS will agree with these determinations or calculations. If the IRS were to determine that the Merger, as a result of an error in the determination of Overlap Shareholders, or other acquisitions of SpinCo, Modine or Gentherm capital stock, either before or after the Distribution, resulted in a 50% or greater change in ownership and were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to Modine. In certain circumstances and subject to certain limitations, under the Tax Matters Agreement, Gentherm and SpinCo are required to indemnify Modine for 100% of the taxes that result if the Distribution becomes taxable as a result of certain actions by SpinCo or Gentherm and for 60% of the taxes that result as a result of a miscalculation of the Overlap Shareholders. If Gentherm and SpinCo are required to indemnify Modine pursuant to these provisions, this indemnification obligation could be substantial and could have a material adverse effect on Gentherm and SpinCo, including with respect to financial condition and results of operations.

For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, Modine shareholders could incur significant tax liabilities.

The obligations of SpinCo and Gentherm to consummate the Merger are conditioned, respectively, on Modine’s receipt of the Modine Merger Tax Opinion and Gentherm’s receipt of the Gentherm Merger Tax Opinion, in each case to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based upon, among other things, certain representations and assumptions as to factual matters and certain covenants made by Gentherm, Modine, SpinCo and Merger Sub. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, U.S. Holders, as defined in “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger,” of SpinCo, would be considered to have made a taxable sale of their SpinCo Common Stock to Gentherm, and such U.S. Holders of SpinCo generally would recognize taxable gain or loss on their receipt of Gentherm Common Stock in the Merger.

For more information, see the section entitled “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

The amount of the Gentherm Special Dividend that Gentherm may pay, and the number of shares of Gentherm Common Stock that Gentherm may issue, in the Transactions are uncertain.

In order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement provides that the number of shares of Gentherm Common Stock that may be issued in the Merger is subject to increase at the Closing such that the former holders of SpinCo Common Stock (taking into account the Overlap Shareholders) own at least the Threshold Percentage of the outstanding shares of Gentherm Common Stock immediately following the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, in connection with the Transactions, Modine will request the IRS Ruling with respect to certain tax aspects of the Transactions, including matters relating to the nature and extent of shareholders who may be counted for tax purposes as Overlap Shareholders for purposes of determining the Exchange Ratio in the Merger Agreement. The extent of the Overlap Shareholders that may be counted in determining the Exchange Ratio will depend on whether the IRS Ruling is received and on the contents of the IRS Ruling. If the IRS Ruling is not received, Gentherm and Modine will not be able to make the assumptions about beneficial ownership needed to treat specified investors as Overlap Shareholders, which could result in a greater increase in the Exchange Ratio than would otherwise occur.

In the event that the number of shares of Gentherm Common Stock issued in the Merger is increased in the manner described above, the Merger Agreement provides for corresponding adjustments to the SpinCo Cash Distribution and, depending on the size of the increase, the declaration of the Gentherm Special Dividend pro rata to holders of Gentherm Common Stock as of a record date prior to the Closing Date. The size of any such adjustment to the SpinCo Cash Distribution and the amount of any Gentherm Special Dividend, if declared, will depend on the magnitude of the Aggregate Adjustment Amount and the operation of the Initial Adjustment Cap, the Intermediate Adjustment Cap and the Final Adjustment Cap. The Gentherm Special Dividend, if declared, could range from $0.01 per share to approximately $    per share of Gentherm Common Stock, plus, in certain circumstances, an additional amount up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Final Adjustment Cap and Gentherm and Modine do not exercise their respective discretionary rights to fully account for the Excess Adjustment Amount, the Exchange Ratio will not be increased as contemplated and neither Modine nor Gentherm will be obligated to consummate the Transactions.

The extent of the Overlap Shareholders is outside of Gentherm’s and Modine’s control and will not be known until shortly before the Closing. In addition, the grant of the IRS Ruling is within the discretion of the IRS. Accordingly, Gentherm, Modine and SpinCo can offer no assurance concerning the extent of the Overlap Shareholders at the Closing, the number of additional shares of Gentherm Common Stock (if any) that may be issued in the Merger, the amount of the Gentherm Special Dividend (if any) or whether the IRS Ruling will be received. Based on the existing level of shareholder overlap, and assuming the overlap methodology applies substantially as intended to be requested in the IRS Ruling request, the parties do not currently anticipate that an adjustment to the Exchange Ratio will be triggered or that the Gentherm Special Dividend will be declared or paid; however, there can be no assurance that this will be the case. The receipt of the Gentherm Special Dividend, if declared, generally will be taxable to Gentherm shareholders for U.S. federal income tax purposes.

For more information, see the sections entitled “The Transactions-Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend,” “The Transactions-IRS Ruling” and “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger.”

Current Gentherm shareholders’ percentage ownership interest in Gentherm will be substantially diluted in the Merger.

Based on the Exchange Ratio, which is subject to potential adjustment under limited circumstances, immediately following the Merger, the pre-Merger Gentherm shareholders will own, in the aggregate, approximately 60% of the issued and outstanding shares of Gentherm Common Stock, disregarding any share overlap. See “The Transaction Agreements-The Merger Agreement-Merger Consideration; Gentherm Special Dividend.” Consequently, Gentherm’s pre-Merger shareholders, as a group, will be substantially diluted in the Merger and have less ability to exercise influence over the management and policies of Gentherm following the Merger than immediately prior to the Merger.

The calculation of the number of shares of Gentherm Common Stock to be issued in the Merger will not be adjusted if there is a change in the value of the Performance Technologies Business or Gentherm before the Merger is completed.

The number of shares of Gentherm Common Stock to be issued by Gentherm in the Merger will not be adjusted based on a change in the value of the Performance Technologies Business or its assets or in the value of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gentherm prior to the consummation of the Transactions. Modine shareholders who receive SpinCo common stock in the Distribution will receive a fixed number of shares of Gentherm Common Stock, subject to certain potential adjustments under limited circumstances, pursuant to the Merger Agreement, rather than a number of shares with a particular fixed market value. As a result, the actual value of the Gentherm Common Stock to be received by SpinCo stockholders in the Merger will depend on the value of Gentherm’s shares at the time of the consummation of the Merger, and may be more or less than the current value of the Gentherm Common Stock.

The market price of Gentherm Common Stock has fluctuated since the date on which Gentherm and Modine announced they entered into the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting, and the date on which SpinCo stockholders actually receive the Merger Consideration. The market price of Gentherm Common Stock will fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in Gentherm’s business, operations and prospects, market assessments of Gentherm’s business, operations and prospects and of the likelihood that the Merger will be completed and regulatory considerations. Such factors are difficult to predict and in many cases are beyond the control of Gentherm.

The Performance Technologies Business may be negatively impacted if Gentherm is unable to provide benefits and services, or access to equivalent financial strength and resources, to the Performance Technologies Business that historically have been provided by Modine.

The Performance Technologies Business has historically received benefits and services from Modine and has benefited from Modine’s financial strength and extensive network of service offerings. After the Transactions, the Performance Technologies Business will become part of Gentherm, and the Performance Technologies Business will no longer benefit from Modine’s services or financial strength or have access to Modine’s extensive business relationships outside of its Performance Technologies Business. While Modine has agreed to provide certain transition services to SpinCo for a period of time following the consummation of the Transactions, it cannot be assured that Gentherm will be able to adequately or timely replace or provide resources formerly provided by Modine, or replace them at the same or lower cost. If Gentherm is not able to replace the resources provided by Modine or is unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by Modine, Gentherm’s business and results of operations may be negatively impacted.

The historical financial information of the Performance Technologies Business may not be representative of its results if it had been operated as a standalone business or as part of Gentherm, and as a result, may not be a reliable indicator of future results of the Performance Technologies Business.

The Performance Technologies Business is currently operated through various subsidiaries of Modine, some of which also operate other businesses of Modine and will not be transferred to Gentherm in connection with the Transactions. Consequently, the financial information of the Performance Technologies Business included in this proxy statement/prospectus has been derived from the consolidated financial statements and accounting records of Modine and reflects assumptions and allocations made by Modine. The financial position, results of operations and cash flows of the Performance Technologies Business presented may be materially different from those that would have resulted if the Performance Technologies Business had been operated as a standalone company or by a company other than Modine. For example, in preparing the financial statements of the Performance Technologies Business, Modine made an allocation of Modine costs and expenses that are attributable to the Performance Technologies Business. However, these costs and expenses reflect the costs and expenses attributable to the Performance Technologies Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the Performance Technologies Business had it been operated as part of an organization of the nature, size and scale of Gentherm, and thus may not reflect costs and expenses that would have been incurred had the Performance Technologies Business been operated as a part of Gentherm. As a result, the historical financial information of the Performance Technologies Business may not be a reliable indicator of the future results of the Performance Technologies Business as a part of Gentherm, or the results the Performance Technologies Business would have historically achieved for the periods indicated therein as a standalone business.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The opinion of Gentherm’s financial advisor does not reflect changes in circumstances between the date of delivery of such opinion and completion of the Merger and does not address the fairness of the Exchange Ratio from a financial point of view at the time the Transactions are completed.

Gentherm obtained an opinion from its financial advisor, Barclays, in connection with signing the Merger Agreement and has not obtained an updated opinion from Barclays as of the date of this proxy statement/prospectus and does not anticipate asking Barclays to update its opinion prior to completion of the Transactions. In addition, Barclays has no obligation to update, revise, or reaffirm its opinion. Changes in the operations and prospects of Gentherm or SpinCo, general market and economic conditions, changes in applicable law or regulation and other factors, some of which may be beyond the control of Gentherm, SpinCo or Modine, may significantly alter the value of Gentherm or the Performance Technologies Business or the market price of Gentherm Common Stock by the time the Transactions are completed. The opinion does not speak as of the time the Transactions will be completed or as of any date other than the date of such opinion, and therefore the opinion does not address the fairness of the Exchange Ratio from a financial point of view at the time the Merger is completed. For a description of the opinion that Gentherm received from Barclays, please refer to the section titled “The Transactions-Opinion of Barclays.”

The unaudited pro forma condensed combined financial statements of Gentherm are based in part on certain assumptions regarding the Transactions and may not be indicative of Gentherm’s future operating performance.

The unaudited pro forma condensed combined financial statements presented in this proxy statement/prospectus combine the separate historical financial statements of Gentherm and the Performance Technologies Business that are included or incorporated by reference in this proxy statement/prospectus, are based on a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of or for the periods presented. The unaudited pro forma condensed combined financial statements also do not reflect what the financial position or results of operations of the combined company will be in the future.

Gentherm expects to account for the Merger as an acquisition of SpinCo, with Gentherm being the accounting acquirer. Following the closing of the Merger, Gentherm expects to complete the purchase price allocation for the acquisition of SpinCo after determining the fair value of SpinCo’s assets and liabilities. The final purchase price allocation may be different than the preliminary allocation reflected in the unaudited pro forma purchase price allocation presented in this proxy statement/prospectus, and this difference may be material.

The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or incremental capital expenditures that Gentherm management believes are necessary to realize the anticipated synergies or other financial or operational benefits from the Transactions. Accordingly, the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus do not reflect what the combined company’s results of operations or operating condition would have been had Gentherm and SpinCo been a consolidated entity during all periods presented, or what the combined company’s results of operations and financial condition will be in the future. For more information, see the unaudited pro forma condensed combined financial statements and the certain financial forecasts contained in this proxy statement/prospectus.

Gentherm’s judgments and estimates related to the acquisition accounting models used to record the purchase price allocation could be inaccurate.

Gentherm management will make significant accounting judgments and estimates in connection with the application of acquisition accounting under U.S. GAAP and the underlying valuation models. The combined company’s business, financial condition and results of operations could be materially adversely impacted in future periods if Gentherm management’s accounting judgments and estimates related to these models prove to be inaccurate.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gentherm and the Performance Technologies Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Uncertainty about the effect of the Transactions on current Gentherm employees and employees of the Performance Technologies Business may have an adverse effect on Gentherm and the Performance Technologies Business. This uncertainty may impair Gentherm’s and the Performance Technologies Business’s ability to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with Gentherm or the Performance Technologies Business after their combination. If large numbers of employees or a concentration of critical employees of Gentherm or the Performance Technologies Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of Gentherm after the Transactions, Gentherm’s ability to realize the anticipated benefits of the Transactions could be materially adversely affected.

The trading prices of Gentherm Common Stock may not be an appropriate proxy for the prices of SpinCo common stock.

The calculated per-share value for SpinCo common stock is based on the trading prices for Gentherm Common Stock, which may not be an appropriate proxy for the prices of SpinCo common stock. There currently is no trading market for SpinCo common stock. Modine believes, however, that the trading price for Gentherm Common Stock is an appropriate proxy for the trading price of SpinCo common stock because immediately following the consummation of the Distribution, Merger Sub will be merged with and into SpinCo, and SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Gentherm. There can be no assurance, however, that Gentherm Common Stock will trade after the Merger on the same basis that Gentherm Common Stock trades prior to the Transactions. In addition, it is possible that the trading prices of Gentherm Common Stock prior to consummation of the Merger will not fully reflect the anticipated value of Gentherm Common Stock after the Merger.

Neither Gentherm shareholders nor Modine shareholders will be entitled to appraisal rights in connection with the Transactions.

Appraisal rights are statutory rights that, if applicable under state law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Neither Gentherm shareholders nor Modine shareholders (including in their capacity as SpinCo stockholders following the Distribution) are entitled to appraisal rights in connection with the Transactions. For more information, see the section entitled “Appraisal Rights.”

Shareholder litigation, if any, could prevent or delay the consummation of the Transactions or otherwise negatively impact the business and operations of Gentherm, Modine or the Performance Technologies Business.

The parties may incur costs in connection with the defense or settlement of any securities class action lawsuits and derivative lawsuits filed in connection with the Transactions. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and require management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Gentherm’s liquidity and financial condition. Lawsuits that may be brought against Gentherm or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the closing of the Merger is that no Law or Order (each as defined in the Merger Agreement) is promulgated, issued or granted by any Governmental Authority of competent jurisdiction in the United States,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Czech Republic and Germany. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect the business, financial condition and results of operations of Gentherm, Modine or SpinCo.

The Transactions could discourage other companies from trying to acquire Gentherm before, or for a period of time following, completion of the Transactions.

Certain provisions in the Merger Agreement could discourage a third party from submitting an alternative transaction proposal prior to the completion of the Transactions. The Merger Agreement generally prohibits Gentherm from soliciting or engaging in discussions with respect to any acquisition proposal during the pendency of the Merger, subject to certain exceptions relating to the exercise of fiduciary duties by the Gentherm Board, and Gentherm must hold its shareholder meeting to vote on the Share Issuance Proposal and the Gentherm Charter Amendment Proposal even if an unsolicited acquisition proposal is received that the Gentherm Board determines is superior. In addition, the Merger Agreement obligates Gentherm to pay Modine a termination fee in certain circumstances involving alternative acquisition proposals, which could deter third parties from proposing alternative acquisition proposals, including acquisition proposals that could result in greater value to Gentherm shareholders than the Transactions, and the payment of the termination fee could adversely affect Gentherm’s financial condition. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of the Separation and Distribution, could discourage acquisition proposals for a period of time following the Transactions. See “The Transaction Agreements-The Merger Agreement-Board Recommendation.”

Gentherm currently expects to issue approximately     million shares of its Common Stock in connection with the Merger. Because Gentherm will be a significantly larger company and have significantly more shares of Common Stock outstanding after the consummation of the Transactions, an acquisition of Gentherm could become more expensive. As a result, some companies might not seek to acquire Gentherm in the future, or may make acquisition proposals that are less favorable to Gentherm shareholders than if Gentherm was a smaller company.

Risks Related to the Combined Company’s Business Following the Transactions

Sales of Gentherm Common Stock after the Transactions may negatively affect the market price of Gentherm Common Stock.

The shares of Gentherm Common Stock to be issued in the Merger to Modine shareholders that receive shares of SpinCo common stock in the Distribution will generally be eligible for immediate resale. The market price of Gentherm Common Stock could decline as a result of sales of a large number of shares of Gentherm Common Stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

Based on the Exchange Ratio, which is subject to potential adjustment under limited circumstances, upon completion of the Transactions, without taking into account any overlapping shareholder ownership, SpinCo stockholders will hold an aggregate of approximately 40% of the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis and pre-Merger Gentherm shareholders will hold an aggregate of approximately 60% of the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis. See “The Transaction Agreements-The Merger Agreement-Merger Consideration; Gentherm Special Dividend.”

Currently, Modine shareholders may include index funds that have investments tied to certain stock indices and institutional investors subject to various investing guidelines. Because Gentherm may not be eligible to be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors and index funds, such investors and index funds that receive

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gentherm Common Stock in the Merger may decide to or may be required to sell the shares of Gentherm Common Stock that they receive. In addition, the investment fiduciaries of Modine’s defined contribution plans may decide to sell any shares of Gentherm Common Stock that the trusts for these plans receive in the Merger, in accordance with the applicable rules under the applicable Modine plans and in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for Gentherm to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The integration of the Performance Technologies Business with Gentherm following the Transactions may present significant challenges, and the failure to successfully integrate the Performance Technologies Business could have a material adverse effect on the combined company’s business, financial condition or results of operations.

There is a significant degree of difficulty inherent in the process of integrating the Performance Technologies Business with Gentherm. The process of integrating operations could result in significant costs and cause an interruption of, or loss of momentum in, the activities of the Performance Technologies Business or Gentherm’s existing business. If Gentherm’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, there could be a material adverse effect on the combined company’s business, financial condition or results of operations.

Gentherm’s successful integration of the Performance Technologies Business cannot be assured. The failure to do so could have a material adverse effect on Gentherm’s business, financial condition or results of operations after the Transactions.

The combined company’s industry is highly competitive, which may impact its results of operations.

The industries in which Gentherm and the Performance Technologies Business operate are subject to intense competition. Business is typically awarded to the supplier offering the most favorable combination of cost, quality, timely delivery, technological innovation and service. The combined company’s competitors’ efforts to grow market share could exert downward pressure on the combined company’s product pricing and margins. In particular, the combined company is expected to face intensifying competition by competitors based in China. The automotive supply market in China is highly competitive, with competition from many of the largest global manufacturers and numerous smaller domestic manufacturers. Domestic Chinese original equipment manufacturers (“OEMs”) have continued to expand their market share in China and have lower-cost products they can use to begin to penetrate other global markets, and as a result, several non-Chinese OEMs in China and in other global markets in which such Chinese OEMs participate have experienced declines in revenue and market share. As the Chinese market and Chinese OEM pricing strategy evolves, market participants in China and in other global markets impacted by Chinese OEM pricing may act aggressively to increase or maintain their market share, which could result in price reductions, reduced margins and inability to gain or hold market share. Vertical integration by existing and new market entrant competitors, customers and suppliers could continue to complicate and impact sourcing decisions by the combined company’s customers and adversely affect the combined company’s sales.

The combined company might be unable to successfully compete with other companies in its industry.

The markets in which Gentherm and the Performance Technologies Business operate, and the combined company will operate, are highly competitive. Moreover, the global automotive and performance technologies industries are experiencing a period of significant technological change. The principal competitive factors in Gentherm’s and the Performance Technologies Business’s markets are, and the combined company’s markets will be, customer service, product quality and performance, price, breadth of product offering and availability, market expertise, innovation and early adoption of new industry technologies. Gentherm and the Performance Technologies Business compete with the performance technologies industry’s largest participants across their

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

respective product and service offerings. The combined company is expected to compete with divisions of large multinational companies and Chinese companies. Some of these organizations have substantially greater financial resources than the combined company will or may not be subject to similar restrictions that will apply to Gentherm following the Transactions as a result of the Tax Matters Agreement or the terms of Gentherm’s indebtedness. The combined company’s competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. As a result of the competitive environment in which it will operate, the combined company could lose market share, be unable to maintain or increase prices for its products and services or be unable to pursue additional business opportunities, each of which could have a material adverse effect on its business, results of operations, financial condition and cash flows.

Following consummation of the Transactions, Gentherm and SpinCo will each be required to abide by potentially significant restrictions that could limit the combined company’s ability to undertake certain corporate actions (such as the issuance of common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

The Tax Matters Agreement will impose certain restrictions on the combined company during the two-year period following the Distribution, subject to certain exceptions, with respect to actions that could cause the Separation and the Distribution to fail to qualify for their intended tax treatment. As a result of these restrictions, the combined company’s ability to engage in certain transactions, such as the issuance or purchase of stock or certain business combinations, may be limited.

If the Separation or the Distribution became taxable, Modine would be expected to recognize a substantial amount of gain, which could result in a material amount of taxes. If Gentherm or SpinCo take or omit to take any actions enumerated in the Tax Matters Agreement, or if certain events relating to SpinCo occur that would cause the Separation or the Distribution to become taxable, the party whose actions or omissions (or event relating to) caused the Separation or the Distribution to become taxable generally will be required to bear the cost of any resulting tax liability of Modine (but not its shareholders). Such taxes could be material to the combined company, and could cause its business, financial condition and operating results to suffer. These restrictions may reduce the combined company’s ability to engage in certain business transactions that otherwise might be advantageous to it, which could adversely affect the combined company’s business, results of operations, or financial condition. See “Additional Agreements Related to the Separation, the Distribution and the Merger-Tax Matters Agreement.”

The business, financial condition and results of operations of the Performance Technologies Business may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those it previously received as part of Modine.

The Performance Technologies Business has been able to receive benefits from being a part of Modine and has been able to benefit from Modine’s financial strength, extensive business relationships and purchasing volumes. Following the Merger, the Performance Technologies Business will be combined with Gentherm, and the combined company will not be able to utilize Modine’s financial strength, may not have access to all of Modine’s extensive business relationships and may not have purchasing volumes similar to those that the Performance Technologies Business benefited from by being a part of Modine prior to the Merger. In addition, some contracts that Modine or its subsidiaries are a party to that relate to the Performance Technologies Business require consents of third parties to assign them to SpinCo in connection with the Transactions. There can be no assurance that Modine, SpinCo or Gentherm will be able to obtain those consents, enter into new agreements with respect to those contracts if consents are not obtained or arrange for a lawful alternative arrangement to provide SpinCo with the rights and obligations under such agreements. It is therefore possible, whether as a result of routine renegotiations of terms in the ordinary course of business, or as part of a request for consent or a replacement of a contract where consent has not been obtained, that the combined company may not be able to negotiate terms as favorable as those Modine has received previously for one or more contracts, and in the aggregate the loss or renegotiation of contracts in connection with the foregoing could materially adversely affect the combined company’s business, financial condition and results of operations following the completion of the Transactions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The combined company could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if it is unable to obtain such raw materials or other components of its products.

Gentherm’s products contain, and the combined company’s products will contain, a significant number of components sourced globally from suppliers who, in turn, source components from their own global suppliers. The availability and cost of raw materials and product components will fluctuate due to factors, some of which are outside of the combined company’s control, including supply and demand imbalances, geopolitical and macroeconomic factors, labor disruptions or shortages, shipping costs, inflation, trade laws and tariffs, and natural disasters, which is expected to continue impacting the ability of the combined company and its supply chain to meet the combined company’s production requirements and therefore its ability to meet the production demands of the combined company’s customers. In some instances, Gentherm purchases, and the combined company will purchase, components, raw materials, and parts that are ultimately derived from a limited number of sources and may be at increased risk of supply disruptions and cost pressures. If the supply chain fails to deliver products to the combined company in sufficient quality and quantity on a timely basis, including as a result of raw materials and component shortages or increased shipping costs or tariffs, the combined company will be challenged to meet its production schedules and fulfill its orders due to the “just-in-time” manufacturing process that is broadly utilized in the combined company’s industry, which would decrease sales and profits and could damage its commercial reputation and customer relationships. Furthermore, sudden changes in the production schedules of the combined company’s customers caused by raw material and component shortages may continue to result in operating inefficiencies, which could adversely affect the combined company’s profitability and results of operations. Additionally, if the combined company is the primary cause of a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from the combined company. Similarly, the combined company’s customers will be dependent on an ever-greater number of global suppliers to manufacture and sell their products to consumers, which will drive sales of the combined company’s products.

The combined company will be subject to risks relating to existing international operations and expansion into certain geographical markets.

The combined company will focus on expanding sales globally as part of its overall growth strategy and expects sales from outside the United States to continue to represent a significant portion of its revenue. In addition, the Performance Technologies Business operates in certain geographic markets in which Gentherm has not historically operated and vice versa, which may result in enhanced risk for commercial growth opportunities in new jurisdictions for each of legacy Gentherm and the Performance Technologies Business on a combined basis. In particular, because the Performance Technologies Business is expected to operate separately from legacy Gentherm and has not historically produced products similar to those of legacy Gentherm, the value of shared information between the Performance Technologies Business and legacy Gentherm that would otherwise facilitate entry into a geographic market that such business had not previously operated within may be limited.

In fiscal year 2025, Gentherm’s sales to customers outside of the U.S. accounted for 66% of its total revenue. Gentherm expects that the combined company’s international business will continue to account for a significant portion of its total sales and therefore its international exposure will increase as a result of the Transactions. Gentherm’s and the combined company’s international operations are subject to significant unique risks inherent in doing business abroad, including:

•	exposure to local economic, political, social and labor practices and conditions;

•	different, complex and continuously changing local laws and regulations and enforcement thereof;

•	changes in government leadership;

•	increases in costs of and disruptions in international shipping related to global conflicts and environmental conditions;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

increases in duties, tariffs and taxation on the import or export of the combined company’s products related to U.S. trade disputes, trade restrictions, potential trade wars and other global conflicts;

•

exposure to infectious disease and epidemics, including the effects on business operations, and those of the combined company’s customers and suppliers, in geographic locations impacted by an outbreak;

•	violence and civil unrest (including acts of terrorism, drug-cartel related and other forms of violence and outbreaks of war);

•	expropriation, nationalization or other protectionist activities;

•	currency exchange rate fluctuations and currency controls;

•	withholding and other taxes on repatriated funds and other payments by subsidiaries;

•	difficulties in managing or overseeing foreign operations and agents; and

•	different credit risks.

Gentherm works with select domestic manufacturers in China, but continued U.S.-China trade tensions and weakening economic conditions, among other factors, may result in reduced sales, profitability and margins, increased operating costs and challenges to gaining or holding market share with such OEMs. Furthermore, certain risks and uncertainties of doing business in China are solely within the control of the Chinese government, and such regulations may favor domestic Chinese automotive suppliers, including Chinese regulation of the scope of the combined company’s business and investments in China, as well as the combined company’s ability to provide cash to and repatriate cash from its business entities in China. In order to maintain access to the Chinese market, the combined company may be required to comply with significant technical and other regulatory requirements that are unique to the Chinese market, at times with challenging lead times. These actions may increase the cost of doing business in China, hinder the combined company’s ability to compete with Chinese-based automotive suppliers and limit how and under what conditions the combined company may do business in China, which could materially and adversely affect its profitability and financial condition. Other risks related to the combined company’s sales to customers outside of the U.S. include possible disruptions in transportation, difficulties in building and managing foreign distribution, fluctuation in the value of foreign currencies, changes in import duties and quotas and unexpected economic and political changes in foreign markets. These factors could negatively impact the combined company’s competitiveness in these markets or otherwise adversely impact the combined company’s business results or financial condition. Moreover, discriminatory or conflicting fiscal or trade policies in different countries, including potential changes to tariffs and existing trade policies and agreements, could adversely affect the combined company’s results. The international operations of the combined company will increase following the consummation of the Transactions, which will subject the combined company’s foreign products to additional product standards and operational risks.

The combined company will be subject to changes in legislative, regulatory and other legal developments involving income and other taxes.

The combined company will be subject to U.S. federal, state and international income, payroll, property, sales and use, fuel and other types of taxes. The combined company’s effective tax rates in the future may be impacted by changes in the mix of earnings in countries with differing statutory rates and by changes in tax rates, the enactment of new tax laws, the revision of existing tax laws or regulations, the issuance of new tax guidance and rulings, and the interpretation of any of the foregoing by taxing authorities. Changes in any of the foregoing, or claims, audits or litigation with taxing authorities in any of the jurisdictions in which the combined company operates, including claims, audits or litigation related to the combined company’s interpretation and application of tax laws and regulations, could result in substantially higher taxes, could have a negative impact on the combined company’s ability to compete in the global marketplace and could have a material adverse effect on the combined company’s business, results of operations, financial condition and cash flows.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

It is difficult to predict the timing and effect that future tax law changes could have on the combined company’s earnings, both in the United States and in the foreign jurisdictions in which the combined company will operate. For example, the global minimum tax framework developed by the Organisation for Economic Co-operation and Development (the “OECD”), commonly referred to as “Pillar Two,” which generally provides for a minimum corporate income tax rate of 15% on the income of large multinational enterprises, has been implemented in various forms in a number of jurisdictions in which Gentherm and the Performance Technologies Business operate, and additional jurisdictions are expected to enact implementing legislation. Discussions related to the formal implementation of Pillar Two, including with respect to the tax law of the United States, are ongoing. Further, the imposition of tariffs and other trade measures by the United States and other countries may, among other things, result in changes to the combined company’s effective tax rate or the tax cost of its operations. Such changes, individually or in the aggregate, could cause the combined company to experience an effective tax rate significantly different from previous periods or current estimates of Gentherm or the Performance Technologies Business. If the combined company’s effective tax rate were to increase, or if the combined company is required to pay additional taxes as a result of any changes in, or interpretations of, tax law, the combined company’s business, results of operations, financial condition and cash flows could be materially and adversely affected.

The combined company may face risks associated with previous or future acquisitions, strategic investments, joint ventures and divestitures.

In the normal course of business, the combined company may engage in discussions with third parties relating to possible acquisitions, strategic investments, joint ventures and divestitures, and the combined company may pursue transactions that complement or augment its existing products. Such transactions involve numerous risks, including difficulties in integrating the acquired operations, technologies and products; diversion of management’s attention from other business concerns; inability to predict financial results; potential departures of key employees of the acquired company; and difficulties in effectively transferring divested businesses and liabilities. If the combined company successfully identifies acquisitions in the future, completing such acquisitions may result in new issuances of the combined company’s stock that may be dilutive to current owners; increases in the combined company’s debt and contingent liabilities; and additional amortization expense related to intangible assets. Moreover, the combined company will be subject to certain restrictions with respect to merger activity for a two-year period as a result of the Tax Matters Agreement. Acquired businesses may also expose the combined company to new risks and new markets, and the combined company may have difficulty addressing these risks in a cost-effective and timely manner. Any of these transaction-related risks could have a material adverse effect on the combined company’s profitability. In addition, the combined company may not be able to identify, successfully complete, or integrate potential acquisitions in the future. Even if the combined company can do so, it cannot be sure that these acquisitions will have a positive impact on the combined company’s business or operating results.

Gentherm and the Performance Technologies Business are subject to information technology, cybersecurity and privacy risks.

Gentherm and the Performance Technologies Business rely on information technology, communication networks, enterprise applications, accounting and financial reporting platforms and related systems in connection with their business activities. Some of these networks and systems are managed by third-party service providers and are not under direct control of Gentherm or the Performance Technologies Business. The combined company’s operations will routinely involve receiving, storing, processing and transmitting sensitive information pertaining to its business, customers, suppliers, employees and other sensitive matters. Gentherm and the Performance Technologies Business rely on the capacity, reliability and security of their IT and data security infrastructure, as well as their ability to expand and continually update this infrastructure in response to the changing needs of the businesses. If the combined company experiences a problem with the functioning of an important IT system or a security breach of its IT systems, due to failure to timely upgrade systems or during system upgrades and/or new system implementations, or resulting from failures of third-party service providers, the resulting disruptions could have an adverse effect on the combined company’s business. The combined

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

company is expected to perform significant work to integrate IT and related matters in the integration process, which could enhance the risks set forth herein. Moreover, bad actors frequently target companies undergoing significant transitions in efforts to exploit difficulties caused by such integration.

Any future cybersecurity incidents could, however, materially disrupt operational systems; result in disclosure of trade secrets or other proprietary or confidential information; compromise personally identifiable information regarding customers or employees; delay the combined company’s ability to deliver products to customers; and jeopardize the security of the combined company’s facilities. A cybersecurity incident could be caused by malicious outsiders (including state-sponsored espionage or cyberwarfare, which has become commonplace) or insiders using sophisticated methods to circumvent firewalls, encryption and other security defenses. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the combined company may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware, “ransomware” and other cybersecurity incidents, are increasing in frequency, uniqueness and sophistication to evade detection and remove forensic evidence of the incident, including due to emerging technologies such as artificial intelligence and machine learning, which may cause cybersecurity incidents to be more difficult to detect for periods of time or at all. Many victims of ransomware are forced to pay significant ransoms to regain access to their critical business data, and the combined company may not be permitted under various regulations and laws to make such payments.

Gentherm has implemented and maintained, and the combined company will continue to implement and maintain, information security processes designed to identify, assess and manage material risks from cybersecurity threats to the combined company’s critical systems and its proprietary, strategic or competitive data, which the combined company will continue to review for quality and effectiveness on a regular basis. However, the combined company’s IT systems, like those of other companies, will be vulnerable to intrusion or damages from computer viruses or worms, natural disasters (which may become more frequent due to climate change), unauthorized access, cybersecurity incidents, breaches due to errors, negligence or malfeasance by employees, contractors or others who have access to these systems and other similar disruptions. Any system failure, accident or security breach could result in disruptions to the combined company’s operations and include the theft of its intellectual property, trade secrets, customer information, human resources information or other confidential information. The foregoing matters could cause significant damage to the combined company’s reputation, affect its relationships with customers, lead to claims against the combined company, fines and other penalties assessed upon it by governmental authorities, and ultimately harm the combined company’s business and financial performance. In addition, the combined company may be required to incur significant costs to remediate and protect against damage caused by these disruptions or security breaches in the future.

The combined company’s reputation, ability to do business and results of operations may be impaired by improper conduct by or disputes with any of its employees, agents or business partners and it will have an increased compliance burden with respect to, and risk of violations of, anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.

Gentherm’s operations require, and the combined company’s operations will require, it to comply with various anti-bribery and anti-corruption regulations, including but not limited to the U.S. Foreign Corrupt Practices Act, the China Anti-Unfair Competition Law, the Brazil Clean Company Act, the Mexico General Law of Administrative Responsibilities, Italy’s Legislative Decree 231/2001 and the Prevention of Corruption Act in India. Compliance with these laws and regulations has become increasingly complex due to the increasing global operations of OEMs and suppliers, including Gentherm and the Performance Technologies Business. Violations of these laws, which are complex and often difficult to interpret and apply, could result in significant criminal penalties or sanctions that could adversely affect the combined company’s business, financial condition, results of operations and cash flows. Additionally, Gentherm has periodically, and the combined company may in the future, complete acquisitions of and investments in companies, which may have different historical policies, practices and standards that increase the risk of the combined company’s compliance with various regulations while it integrates such companies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Tariffs and other trade measures could adversely affect the combined company’s results of operations, financial position and cash flows.

The U.S. has established free trade laws and regulations that set certain duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where the combined company manufactures products, such as China, Mexico, Brazil, India and various countries in the European Union, could have a material adverse effect on the combined company’s business and financial results. In recent years, the U.S. and Chinese governments have imposed a series of significant incremental retaliatory tariffs to certain imported products. The U.S. administration recently has periodically enacted additional or enhanced tariffs in various jurisdictions relevant to the combined company’s business. Implementation of tariffs or other restrictive trade measures by the United States and potentially reciprocally by other countries subject to such to tariffs remains highly uncertain. Due to the global nature of the combined company’s business, specifically in the jurisdictions impacted by the recent tariffs announcements, if the actual and potential tariffs and reciprocal tariffs are implemented as currently proposed, the combined company’s results of operations could be materially negatively impacted, both directly and indirectly through negative effects to its supply chain, as a result of increased costs, decreased demand and other adverse economic impacts, and the combined company may not be able to successfully mitigate or offset such impacts. Depending upon their implementation and duration, as well as the combined company’s ability to mitigate their impact, these tariffs and any other future regulatory actions implemented on a broader range of products or raw materials could materially affect the combined company’s business, including increased cost of its products, reduction of sales, disruption of the combined company’s supply chain and may impair its ability to effectively operate and compete in the countries where it does business.

In addition, various countries regulate cross-border transactions of certain products through import permitting and licensing requirements. The exportation, re-exportation, transfers within foreign countries and importation of the combined company’s products, including by its suppliers and vendors, must comply with these laws and regulations, and any violations may result in reputational harm, government investigations and penalties, and a denial or curtailment of importing or exporting activities. Complying with U.S. export, sanctions and import laws, including ongoing and rapidly changing sanctions against certain countries, regions, governments and related persons and entities, may be time consuming, may increase the combined company’s costs, and may result in the delay or loss of sales opportunities. If the combined company is found to be in violation of U.S. export, sanctions or import laws, or similar laws in other jurisdictions, the combined company and the individuals working for it could incur substantial fines and penalties. Changes in export, sanctions or import laws or regulations may delay the introduction and sale of the combined company’s products in the U.S. and international markets, require the combined company to spend resources to seek necessary government authorizations or to develop different versions of its products, or, in some cases, prevent the export or import of the combined company’s products to certain countries, regions, governments, persons or entities, which could adversely affect the combined company’s business, financial condition and results of operations.

Failure to attract, retain and develop personnel, including for key management positions, could have an adverse impact on the combined company’s results of operations, financial condition and cash flows.

The combined company’s success will depend on its ability to recruit and retain talented and diverse employees who are highly skilled in their areas. In particular, Gentherm expects there will be an immediate need after the Closing for additional personnel to fill roles to address corporate needs of the Performance Technologies Business and that it may face difficulty in recruiting the necessary resources as quickly as desired, at reasonable compensation levels or at all. In addition, the combined company’s technologies and products will increasingly rely on software and hardware that is highly technical and complex and the market for highly skilled workers and leaders in its industry is extremely competitive and costly. The difficulty of attracting, hiring, developing, motivating and retaining highly qualified and diverse employees throughout Gentherm has caused and could continue to cause increases in the cost of labor due to wage inflation. Failure to continue attracting and retaining such highly qualified and diverse employees could further increase labor costs, disrupt the combined company’s operations and adversely affect its strategic plans.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The inability to obtain, protect, defend or enforce intellectual property rights could adversely affect the combined company’s revenue, operating profits and cash flows.

Gentherm relies on, and the combined company will rely on, a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as contractual arrangements (including confidentiality and license agreements), to establish and protect its intellectual property and other proprietary rights. The combined company’s intellectual property will play an important role in maintaining its competitive position in many of the markets that it serves.

There is no guarantee, however, that the combined company will be able to secure all desired protection, nor that the steps the combined company takes to protect and enforce its intellectual property will be adequate to prevent infringement of the combined company’s intellectual property rights or misappropriation or theft of its technology, trade secrets or know-how. For example, enforceable patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which the combined company operates. Foreign governments may enact laws or adopt regulations, and foreign courts may render decisions, requiring compulsory licensing of intellectual property rights, or foreign governments may require products to meet standards that serve to favor local companies or provide reduced protection relative to other countries. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in foreign countries in which the combined company operates could harm the combined company’s business, financial condition, results of operations and cash flows.

Gentherm and the Performance Technologies Business have sought and obtained patent protection on various products. In cases where the combined company seeks patent protection, there is no assurance that its patent applications will issue as patents, or that any patents will effectively protect its products or provide a competitive advantage. Even in cases where the combined company is granted patent protection, patents have a finite term and may only cover particular aspects of products, and third parties may develop technologies that are similar or superior to its patented technologies, or design around or otherwise circumvent the patents that the combined company owns. Patents that are issued to the combined company may also be challenged, and invalidated, held unenforceable or narrowed in litigation or other proceedings. If the combined company fails to successfully obtain, defend, or enforce its patents, its competitive position and the value of its intangible assets could suffer, which could harm the combined company’s business, financial condition, results of operations and cash flows.

Gentherm and the Performance Technologies Business rely on trade secret protection and other rights in confidential information, which can be difficult to protect. While Gentherm and the Performance Technologies Business have generally entered into confidentiality agreements with their employees and third parties to protect their trade secrets and other confidential information, they might not have entered into confidentiality agreements with everyone who has access to or possession of their confidential information, and the contractual protections they have now or in the future might be ineffective in preventing unauthorized access to, or use or disclosure of their trade secrets and other confidential information. Also, confidentiality agreements could be breached and available remedies might not be sufficient to compensate for the damage caused by the disclosure of the confidential information. Despite the combined company’s precautions, it may be possible for unauthorized third parties to copy its proprietary technology and use its proprietary information to create products and services that compete with its solutions, which may cause the combined company to lose market share or render us unable to operate our business profitably. In any event, if any of the combined company’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, the combined company would have no right to prevent them from using that technology or information to compete with the combined company’s business, and its competitive position could be materially and adversely harmed.

Gentherm and the Performance Technologies Business’s trademarks are critical to their success and competitive position because they differentiate their products from those of their respective competitors. As the combined company expands geographically, there is a risk that its trademarks may conflict with the pre-existing

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

rights of third parties, which may require it to rebrand its products, obtain costly licenses (which may not be available on reasonable terms, if at all), or defend against third-party claims. Any of the combined company’s trademarks may lapse, be abandoned, challenged, circumvented, or otherwise invalidated or canceled through litigation or administrative proceedings. Loss of the combined company’s trademark rights, or inability to use its trademarks in new markets, may require the combined company to incur significant expense in developing new brands to identify its products. Loss of brand recognition could also harm the combined company’s revenue, and an inability to leverage its existing brands could impede its entry into new markets. The value of the combined company’s intellectual property could diminish if others assert rights in, or ownership of, its trademarks or similar marks.

Furthermore, Modine will retain a license from the Performance Technologies Business to use the “Modine” trademark to commercialize certain products and services for Modine’s commercial, industrial, and building heating, ventilating, air conditioning and refrigeration and heat transfer products businesses. Because the combined business will also use the “Modine” trademark, albeit for different products and services, Modine’s use of the trademark could adversely affect the combined company’s reputation if the use is associated with the combined company, such as if Modine experiences negative publicity, product quality issues, safety concerns, regulatory violations or other adverse events. Any of the foregoing could adversely affect the combined company’s business, financial condition, results of operations and cash flows.

The combined company may need to bring claims against third parties to protect its intellectual property or may be subject to claims by third parties for infringement of their intellectual property, which could be time-consuming and costly and could have a material adverse effect on the combined company’s business, cash flows, financial condition and results of operations.

The combined company may need to take legal action to enforce its intellectual property rights or other proprietary rights, protect its trade secrets, or determine the validity and scope of the intellectual property rights of third parties. The outcome of litigation is inherently uncertain and it may not be successful. Any litigation could be lengthy and result in substantial costs, and the diversion of time and attention of the management teams of Gentherm, the Performance Technologies Business, and the combined company. Furthermore, the combined company’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims or countersuits attacking the validity and enforceability of its intellectual property rights. If such defenses, counterclaims, or countersuits are successful, the combined company could lose valuable intellectual property rights.

The combined company’s success and ability to compete also depends in part on its ability to operate without infringing, misappropriating or otherwise violating the intellectual property rights or other proprietary rights of third parties. The combined company may become subject to claims that its current or future offerings infringe, misappropriate, dilute or otherwise violate third parties’ intellectual property rights. Any infringement claims, regardless of their merit or resolution, may be time consuming, costly, damaging to the combined company’s brand and reputation, harmful to its customer relationships, create liability for it, and cause diversion of the efforts and attention of its management. Additionally, the combined company may be contractually expected to indemnify its partners and customers for expenses or liabilities incurred as a result of third-party intellectual property infringement claims associated with its technologies. A successful infringement claim against the combined company could result in it being required to enter into license agreements (if available on commercially reasonable terms or at all), substitute inferior or costlier technologies into its solutions, pay monetary damages or royalties and/or comply with an injunction against providing some or all of its products and solutions to customers. If the combined company cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of its business, it could be forced to limit or stop sales of its technologies and may be unable to compete effectively. Due to the significant amount of discovery required in connection with intellectual property litigation, the combined company’s confidential information could also be compromised by disclosure during litigation. Any of these results may have a material adverse effect on the combined company’s business, cash flows, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

A deterioration in the combined company’s future expected profitability or cash flows could result in an impairment of goodwill and intangible assets.

The success of the Transactions is dependent, in part, on the combined company’s ability to realize the expected benefits from the integration of the Performance Technologies Business. Gentherm may incur an unexpected amount of liabilities or make incorrect estimates regarding the planned accounting for the Transaction, such as the need to record non-recurring charges or write-off of significant amounts of goodwill or other assets that could adversely affect the combined company’s results of operations.

The combined company’s exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact its results of operations.

A significant portion of Gentherm’s global transactions are, and a significant portion of the combined company’s global transactions will be, conducted in currencies other than the U.S. dollar, including the Euro, Mexican Peso, Hungarian Forint, North Macedonian Denar, Ukrainian Hryvnia, Japanese Yen, Chinese Renminbi, Korean Won, Czech Koruna, Vietnamese Dong, Moroccan Dirham, Indian Rupee and Brazilian Real. While Gentherm sometimes employs financial instruments to hedge some of its transactional foreign exchange exposure, developing an effective and economical foreign currency risk strategy is complex and expensive and no strategy can completely insulate the combined company from those exposures. Exchange rates can be volatile and could adversely affect the combined company’s financial results and comparability of results from period to period. Such exchange rate volatility could also increase the costs of raw materials or components from foreign suppliers, and as a result, the combined company’s profitability could be adversely affected.

Following the completion of the Transactions, the combined company will have a greater amount of indebtedness than Gentherm’s indebtedness prior to the Merger, which could adversely affect the combined company’s financial condition or decrease its business flexibility.

In connection with the Transactions, the combined company may incur additional indebtedness of up to $290.0 million, including to fund the SpinCo Cash Distribution and the Gentherm Special Dividend, if any, and to pay fees and expenses related to the Transactions and the excess of the Final Cash Transfer Amount over the Cash Transfer Amount, if any, to Modine. The amount of the combined company’s outstanding debt, which amounts to $470.7 million as of March 31, 2026 on a pro forma basis, assuming the Transactions and the related financing occurred on such date, in addition to future indebtedness, could have important, adverse consequences to the combined company and its investors, including:

•	requiring a substantial portion of the combined company’s cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the combined company’s vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow the combined company’s businesses;

•	limiting flexibility in planning for, or reacting to, changes in the combined company’s businesses and industries; and

•	limiting the combined company’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise.

To the extent that the combined company incurs additional indebtedness, the risks described above could increase. In addition, the combined company’s actual cash requirements in the future may be greater than expected. The combined company’s ability to make payments of principal and interest on its indebtedness depends upon its future performance. If the combined company’s cash flow from operations is not sufficient to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

service its outstanding debt or to repay the outstanding debt as it becomes due, the combined company may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance its debt and it may have to reduce or delay planned capital or operating expenditures. The occurrence of any of such events could have a material adverse effect upon the combined company’s business, cash flows, financial condition and results of operations.

Restrictions may be imposed by the combined company’s debt instruments, which limit the ability of the combined company to operate its business and to finance its future operations or capital needs or to engage in other business activities.

Gentherm is subject to the Gentherm Revolving Credit Facility and will incur additional indebtedness in connection with the Transactions. These instruments contain certain restrictive covenants and customary events of default. These restrictive covenants limit the combined company’s ability to take certain actions, such as, among other things: incur additional debt, create liens, make certain payments or distributions (including for the repurchase or redemption of its shares), engage in mergers or consolidations, make certain dispositions and transfers of assets, enter into transactions with affiliates and guarantee indebtedness. While not unusual for financings of the type that Gentherm has, the restrictions in these instruments may prevent the combined company from taking actions that it believes would be in the best interest of its business and may make it difficult for the combined company to execute its business plans, take advantage of business opportunities, or react to changing industry conditions. Any additional debt facilities could contain additional restrictions.

In addition, if an event of default would occur under any of the debt instruments or any additional indebtedness, the combined company’s lenders could declare all amounts outstanding to be immediately due and payable, which may cause cross-defaults under its other debt obligations. If the combined company’s lenders accelerate the maturity of its indebtedness, the combined company may not have sufficient capital available at that time to pay the amounts due to all lenders on a timely basis, and there is no guarantee that the combined company would be able to repay, refinance, or restructure the payments on such debt. Further, under the combined company’s existing credit facilities, the lenders would have the right to foreclose on certain of the combined company’s assets, which could have a material adverse effect on its business, results of operations and financial condition.

The financial projections included herein are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, the combined company’s actual operating results may differ materially from those forecasted for Gentherm and the Performance Technologies Business.

The financial projections included in this proxy statement/prospectus under “The Transactions-Certain Financial Forecasts” are based upon projected future sales volumes, which are influenced by many factors, including awarded business and assumptions of conversion rates to revenues thereof, customers’ forecasts and general macroeconomic and industry market data. The industries in which Gentherm and the Performance Technologies Business operate utilize a “just-in-time” manufacturing process, and production volumes established in a new business award frequently change in amount and timing based on updated production schedules. Product revenues of Gentherm and the Performance Technologies Business are generally based upon purchase orders issued by their respective customers, which occur close to production and delivery of the products. Furthermore, their customers do not always guarantee sales volumes. As such, Gentherm and the Performance Technologies Business typically do not have a backlog of firm orders at any point in time. In addition, awarded business may include arrangements under which the combined company’s customers have the right to terminate without penalty at any time. Further, Gentherm’s and the Performance Technologies Business’s customers’ forecasts are subject to numerous assumptions, and such forecasts often are changed rapidly with limited notice. Therefore, actual sales volumes of Gentherm and the Performance Technologies Business and the resulting amount of revenue are not fully committed. Gentherm and the Performance Technologies Business must also incur costs and make commitments in advance of the receipt of orders and resulting revenues from

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

customers. If actual production orders from customers are not consistent with projected future sales volumes, especially for higher-margin products, the combined company could realize substantially less revenue and incur greater expenses. In recent years, Gentherm has been awarded record new business awards, which have enhanced the foregoing risks.

Recent macroeconomic, geopolitical and industry factors noted above have made it particularly challenging for Gentherm and Performance Technologies Business to project future sales volumes and manage the respective businesses.

The combined company could incur operational difficulties or losses if Modine were unable to perform under the Transition Services Agreement entered into as part of the Separation.

In connection with the Closing, Gentherm and SpinCo will enter into several other agreements with Modine, including a Transition Services Agreement. For a transitional period following the closing of the Transactions, Gentherm will rely on Modine to perform services for the Performance Technologies Business that are set forth in the Transition Services Agreement. If either party is unable to satisfy its obligations under this agreement in a timely manner or at all, or if the agreement fails to provide for or cover certain services needed by Gentherm and the Performance Technologies Business during the transitional period, there is limited recourse for Gentherm, and the Performance Technologies Business could incur operational difficulties or losses or face liability that could have a material adverse effect on the business, financial condition and results of operations of the combined company. Because Gentherm will rely on Modine for services during the transitional period, any interruption, disruption or breach of Modine’s systems relating to such services, including information technology and information security systems, could have a material adverse effect on the business, financial condition and results of operations of the combined company.

Certain provisions contained in the Gentherm Charter and the Gentherm Bylaws, as well as provisions of Michigan law, could deter or impair a takeover attempt.

The Gentherm Charter, Gentherm Bylaws and Michigan law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by the Gentherm Board. Gentherm’s organizational documents include provisions:

•

authorizing blank check preferred stock, which could be issued by the Gentherm Board with voting, liquidation, dividend and other rights superior to Gentherm Common Stock without approval of Gentherm’s shareholders;

•	providing indemnification to, Gentherm’s directors and officers;

•	limiting the ability of Gentherm’s shareholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of shareholder proposals for business to be conducted at meetings of Gentherm’s shareholders and for nominations of candidates for election to the Gentherm Board; and

•	providing the Gentherm Board with the exclusive right to determine the number of directors on the Gentherm Board and the filling of any vacancies or newly created seats on the Gentherm Board.

These provisions, alone or together, could delay or deter hostile takeovers and changes in control of Gentherm or changes in Gentherm’s management.

As a Michigan corporation, Gentherm is also subject to provisions of Michigan law, including Michigan’s fair price provision as described under “Description of Capital Stock of Gentherm and the Combined Company.” Any provision of the Gentherm Charter or the Gentherm Bylaws or Michigan law that has the effect of delaying or deterring a change in control could limit the opportunity for Gentherm’s shareholders to receive a premium for their shares of Gentherm Common Stock or impede other transactions that Gentherm shareholders may consider favorable, and could also affect the price that some investors are willing to pay for Gentherm Common Stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Act including statements regarding the Transactions among Gentherm, Modine, Merger Sub and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Transactions, the ability of the parties to complete the Transactions, the expected benefits of the Transactions, including future financial and operating results, anticipated strategic benefits of the Transactions, the amount and timing of synergies from the Transactions, the tax considerations of the Transactions, the terms and scope of the expected financing in connection with the Transactions, the aggregate amount of indebtedness of the combined company following the closing of the Transactions, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Transactions and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Transactions, including receipt of certain regulatory approvals, may not be satisfied or waived on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Transactions may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Transactions; (4) uncertainty of the expected financial performance of the combined company following completion of the Transactions; (5) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the Transactions or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving anticipated synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Merger Agreement; (10) the risk that shareholder litigation in connection with the Transactions or other litigation, settlements or investigations may affect the timing or occurrence of the Transactions or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Transactions is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management attention from ongoing business operations due to the pendency of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Transactions, or other effects of the pendency of the Transactions on the relationship of any of the parties to the Transactions with their employees, customers, suppliers, or other counterparties; (17) the dilution caused by Gentherm’s issuance of additional shares of Gentherm Common Stock in connection with the Merger; and (18) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Transactions. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this proxy statement/prospectus. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE SPECIAL MEETING

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Gentherm Board for use at the Special Meeting to be held on     . When this proxy statement/prospectus refers to the Special Meeting, it is also referring to any adjournments or postponements of the Special Meeting. Gentherm intends to begin mailing this proxy statement/prospectus, the attached Notice of Special Meeting and the accompanying proxy card on or about    .

Date, Time and Place of the Special Meeting

The Special Meeting will be held on    at     [a.m. / p.m.], Eastern Time, exclusively via Internet at    .

To attend the Special Meeting, you must be a registered Gentherm shareholder as of the Record Date, or, if your shares are held through a bank, broker or other nominee, you must obtain a legal proxy from such holder and follow the instructions set forth in this proxy statement/prospectus.

Purpose of the Special Meeting

At the Special Meeting, Gentherm shareholders will be asked:

1.	Share Issuance Proposal: to consider and vote upon a proposal to approve the issuance of shares of Gentherm Common Stock pursuant to the Merger Agreement;

2.

Charter Amendment Proposal: to consider and vote upon a proposal to approve an amendment to the Gentherm Charter to effect an increase to the number of authorized shares of Gentherm Common Stock pursuant to the Merger Agreement; and

3.

Adjournment Proposal: to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal or the Charter Amendment Proposal, (b) if there are insufficient shares of Gentherm Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Gentherm has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Gentherm shareholders prior to the Special Meeting.

APPROVAL OF EACH OF THE SHARE ISSUANCE PROPOSAL AND THE CHARTER AMENDMENT PROPOSAL IS REQUIRED FOR COMPLETION OF THE MERGER.

THE GENTHERM BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER, THE GENTHERM SHARE ISSUANCE AND THE CHARTER AMENDMENT AND RECOMMENDS THAT GENTHERM SHAREHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL, “FOR” THE CHARTER AMENDMENT PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Record Date and Outstanding Shares

The Gentherm Board has fixed the close of business on    as the Record Date. Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Each share of Gentherm Common Stock entitles the holder to one vote on each of the proposals to be considered at the Special Meeting.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

As of the close of business on the Record Date, there were approximately    shares of Gentherm Common Stock outstanding and entitled to vote at the Special Meeting.

For ten days prior to the Special Meeting, a list of the shareholders entitled to vote at the Special Meeting will be available for inspection upon request.

Record holders of Gentherm Common Stock on the Record Date may vote their shares of Gentherm Common Stock in person via the Internet at the Special Meeting or by proxy as described below under “The Special Meeting-Voting by Proxy or while attending the Special Meeting.”

Quorum

To conduct the Special Meeting, the holders of a majority of the outstanding shares of Gentherm Common Stock entitled to vote at the Special Meeting must be present in person via the Internet or by proxy. This is referred to as a “quorum.” If a Gentherm shareholder submits a properly executed proxy card or votes via the Internet or by telephone, then such Gentherm shareholder will be considered present at the Special Meeting for purposes of determining the presence of a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum. A broker non-vote occurs when a broker or other nominee who holds shares for another person has not received voting instructions from the beneficial owner of the shares and, under the rules and regulations of the Nasdaq, does not have discretionary authority to vote on a proposal.

Required Vote

Gentherm shareholders of record on the Record Date for the Special Meeting may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal. For the purposes of a Gentherm shareholder vote, abstentions and broker non-votes will not be treated as votes cast with respect to the Share Issuance Proposal and the Adjournment Proposal and therefore will not have an effect on the determination of whether such proposals have been approved. Abstentions and broker non-votes, if applicable, will have the same effect as votes against the Charter Amendment Proposal.

Share Issuance Proposal. Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon is required to approve the Share Issuance Proposal.

Charter Amendment Proposal. Where a quorum is present, the affirmative vote of a majority of the outstanding shares entitled to vote on the Charter Amendment Proposal is required to approve the Charter Amendment Proposal.

Adjournment Proposal. Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon is required to approve the Adjournment Proposal.

The Merger will not occur unless the Share Issuance Proposal and the Charter Amendment Proposal are approved. Approval of each proposal is not conditioned on the approval of any other proposal; however, the issuance of shares of Gentherm Common Stock pursuant to the Share Issuance Proposal and the amendment of the Gentherm Charter pursuant to the Charter Amendment Proposal will not be implemented if the Charter Amendment Proposal is not approved or if the Merger is not consummated.

Voting by Proxy or while attending the Special Meeting

Giving a proxy means that a Gentherm shareholder authorizes the persons named in the enclosed proxy card to vote his or her shares at the Special Meeting in the manner such shareholder directs. A Gentherm shareholder may cause his or her shares to be voted by granting a proxy in advance of the Special Meeting.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gentherm shareholders may vote their shares as follows:

1.

Internet-going to the website printed on the enclosed proxy card (    ) and following the instructions outlined on the secured website using certain information provided on the front of the proxy card. If you vote via the Internet, there is no need to mail in your proxy card.

2.

Telephone-calling the toll-free number that is listed on the enclosed proxy card (1-800-    -   ). Please follow the instructions on your proxy card. If you vote using the telephone, there is no need to mail in your proxy card.

3.	Proxy Card-completing, signing, dating and mailing the proxy card and returning it in the postage-paid, self-addressed envelope provided.

Submitting a proxy via the Internet or by telephone provides the same authority to vote shares as if the shareholder had returned his or her proxy card by mail.

Each properly signed proxy card received prior to the Special Meeting and not revoked before exercised at the Special Meeting will be voted at the Special Meeting according to the instructions indicated on the proxy card or, if no instructions are given on a properly signed proxy, the shares represented by such proxy will be voted “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal.

Gentherm requests that Gentherm shareholders complete, date and sign the accompanying proxy card and return it to Gentherm in the enclosed postage-paid, self-addressed envelope or submit the proxy by telephone or via the Internet as soon as possible.

None of the Share Issuance Proposal, the Charter Amendment Proposal or the Adjournment Proposal is a routine matter. As a result, if a Gentherm shareholder’s shares are held in “street name” by a broker, bank or other nominee, such shareholder must obtain a voting instruction form from the nominee that holds such shares and follow the voting instructions given by that nominee.

If a Gentherm shareholder plans to attend the Special Meeting and wishes to vote while attending the Special Meeting, such shareholder will be able to do so. If a Gentherm shareholder’s shares are held in “street name” (through a bank, broker or other nominee), such shareholder must obtain a legal proxy from the record holder to vote such shares while attending the Special Meeting. Whether or not a Gentherm shareholder plans to attend the Special Meeting in person, Gentherm requests that each Gentherm shareholder complete, sign, date and return the enclosed proxy card in the enclosed postage-paid, self-addressed envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus as soon as possible. This will not prevent any Gentherm shareholder from voting while attending the Special Meeting but will assure that such shareholder’s vote is counted if such shareholder is unable to attend the Special Meeting in person.

Revocability of Proxies and Changes to a Gentherm shareholder’s Vote

Gentherm shareholders of record may revoke their proxies and change their votes at any time prior to the time their shares are voted at the Special Meeting. A Gentherm shareholder can revoke his or her proxy or change his or her vote by:

•

notifying Gentherm’s Corporate Secretary in writing (at Gentherm’s address set forth in this proxy statement/prospectus, which must be received prior to the proxy’s exercise of the proxy at the Special Meeting);

•	voting again via the Internet or by telephone (prior to p.m. Eastern Time), since only the latest vote will be counted; or

•	signing and returning, prior to the prior proxy’s exercise at the Special Meeting, another proxy card that is dated after the date of the first proxy card.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Beneficial holders of Gentherm Common Stock who hold shares in “street name” should contact their broker, bank or other nominee for instructions on how to revoke their proxies. Simply attending the Special Meeting will not revoke a proxy.

Solicitation of Proxies

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies by the Gentherm Board. All costs of soliciting proxies, including reimbursement of fees of certain brokers, fiduciaries and nominees in obtaining voting instructions from beneficial owners and the preparation, assembly, printing and mailing of this proxy statement/prospectus and any additional materials furnished to Gentherm shareholders will be borne by Gentherm.

In addition, Gentherm has retained Innisfree to assist in the solicitation of proxies for a fee of approximately $75,000, plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable expenses. Gentherm has also agreed to indemnify Innisfree for certain liabilities related to its engagement.

Proxies may be solicited by mail, telephone, facsimile and other forms of electronic transmission and may also be solicited by directors, officers and other employees of Gentherm without additional compensation. Copies of solicitation materials will be furnished to banks, brokerage houses and other agents holding shares in their names that are beneficially owned by others so that they may forward this solicitation materials to these beneficial owners. In addition, if asked, Gentherm will reimburse these persons for their reasonable expenses in forwarding the solicitation materials to the beneficial owners. Gentherm has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.

Certain Ownership of Gentherm Common Stock

As of the Record Date, Gentherm’s directors and executive officers beneficially owned    shares of Gentherm Common Stock, representing approximately  % of the shares outstanding as of such date.

Gentherm currently expects that each of its directors and executive officers will vote their shares of Gentherm Common Stock “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal, although none of them have entered into an agreement requiring them to do so.

Other Matters

As of the date of this proxy statement/prospectus, the Gentherm Board is not aware of any other matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus.

This proxy statement/prospectus and the proxy card are first being sent to Gentherm shareholders on or about    , 2026.

The matters to be considered at the Special Meeting are of great importance to Gentherm shareholders. Accordingly, Gentherm shareholders are urged to read and carefully consider the information presented in this proxy statement/prospectus and the attachments hereto, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid, self-addressed envelope, or vote via the Internet or by telephone, following the instructions on the enclosed proxy card.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE TRANSACTIONS

Overview

On January 29, 2026, Gentherm and Modine announced a plan to combine the Performance Technologies Business with Gentherm. In order to effect the Separation, the Distribution and the Merger, Gentherm, Modine, SpinCo and Merger Sub entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus, provide for (1) the separation of the Performance Technologies Business from Modine’s other businesses and the subsequent transfer of the Performance Technologies Business to SpinCo and its subsidiaries, (2) a cash distribution to Modine of $210.0 million, subject to certain potential adjustments (the “SpinCo Cash Distribution”), (3) the delivery to Modine shareholders of all of the issued and outstanding shares of SpinCo Common Stock held by Modine by way of a pro rata distribution, and (4) the merger of SpinCo with Merger Sub, with SpinCo continuing as the surviving corporation of the Merger and becoming a wholly owned subsidiary of Gentherm.

Transaction Sequence

Below is a step-by-step list illustrating the material events relating to the Separation, Distribution and the Merger:

Step 1: Separation

Prior to the Distribution and the Merger, Modine will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the Performance Technologies Business.

Step 2: Incurrence of the Bridge Financing and/or the Permanent SpinCo Financing

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the Bridge Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $250 million, the proceeds of which will be used to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement, and to pay certain other amounts under the Merger Agreement and/or the Separation Agreement.

The material terms of the Permanent SpinCo Financing are described in more detail under “The Transaction Agreements-Debt Financing.” Following the Merger, Gentherm and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo under the Bridge Financing and/or the Permanent SpinCo Financing.

Gentherm expects to use available and committed financing pursuant to the Gentherm Revolving Credit Facility to fund the Gentherm Special Dividend (if any) and to pay fees, commissions and expenses related to the Transactions and the excess of the Final Cash Transfer Amount over the Cash Transfer Amount, if any, to Modine. After the consummation of the Transactions, SpinCo and certain of its subsidiaries are expected to guarantee the obligations under the Gentherm Revolving Credit Facility.

Step 3: SpinCo Cash Distribution

Pursuant to the Separation Agreement, SpinCo will make a cash distribution to Modine of $210.0 million, subject to adjustment. See the section entitled “The Transaction Agreements-The Separation Agreement-Initial Adjustment Statement; Post-Closing Adjustments” for further description of potential adjustments to the SpinCo Cash Distribution.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Step 4: Distribution

Following the SpinCo Cash Distribution, Modine will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by Modine by way of a pro rata distribution and for no consideration.

Step 5: Merger

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Gentherm.

Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares held by SpinCo as treasury stock or by Gentherm or Merger Sub, in each case, as of immediately prior to the Effective Time, that are automatically canceled) will be automatically converted as of the Effective Time into the right to receive a number of shares of Gentherm Common Stock equal to the Exchange Ratio, which is subject to adjustment if necessary to satisfy the Threshold Percentage as described below, with cash paid in lieu of fractional shares of Gentherm Common Stock in accordance with the Merger Agreement. Prior to the adjustment described below, the Exchange Ratio is designed to result in the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Effective Time being owned approximately 40% by the former holders of SpinCo Common Stock immediately prior to the Effective Time (in their capacity as such) and approximately 60% by the Gentherm shareholders immediately prior to the Effective Time (in their capacity as such), without taking into account any overlapping shareholder ownership.

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio will be adjusted upwards if necessary to ensure that, immediately following the Effective Time, former holders of SpinCo Common Stock (including the Overlap Shareholders) immediately prior to the Effective Time own, for applicable U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Gentherm Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Gentherm Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders) immediately prior to the Effective Time, together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Gentherm Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Gentherm Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) immediately prior to the Effective Time being equal to the Threshold Percentage. For more information, see the section entitled “The Transactions-Transaction Sequence.”

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Separation and the Distribution, but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Existing Structure:

Structure Following the Separation and the Distribution, but before the Merger:

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Structure Following the Merger:

The Separation and the Distribution

Prior to the Distribution and the Merger, certain subsidiaries of Modine will undergo an internal restructuring to separate and consolidate the Performance Technologies Business under SpinCo pursuant to the Separation Agreement. In the Separation, Modine will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the Performance Technologies Business. Following the Separation, Modine will distribute to its shareholders all of the SpinCo Common Stock held by Modine by way of a pro rata distribution for no consideration.

The Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into SpinCo. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub will cease and SpinCo will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Gentherm, and will succeed to and assume all the property, rights, privileges, powers and be subject to all of the restrictions, debt and duties of Merger Sub in accordance with the DGCL.

The certificate of incorporation and bylaws of SpinCo in effect immediately prior to the Merger will, following the Merger, continue as the certificate of incorporation and bylaws of SpinCo.

Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend

Overview

The Merger Agreement provides that following the completion of the Distribution, Merger Sub will merge with and into SpinCo with each share of SpinCo Common Stock converted into the right to receive a number of shares of newly issued Gentherm Common Stock equal to the Exchange Ratio (subject to adjustments). Pursuant

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

to the Merger Agreement, the Exchange Ratio is designed to result in Gentherm issuing in the Merger shares that represent 40% of the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Merger, without taking into account any overlapping shareholder ownership. As described below and more fully set out in the Merger Agreement, under certain circumstances, the Exchange Ratio will be adjusted upwards to the extent necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) immediately prior to the Effective Time own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Gentherm Common Stock. If the Exchange Ratio is increased, then (i) SpinCo will reduce the amount of the SpinCo Cash Distribution and, (ii) depending on the size of the adjustment of the Exchange Ratio, Gentherm may be required to pay the Gentherm Special Dividend to Gentherm shareholders who held shares of Gentherm Common Stock as of the Gentherm Special Dividend record date, which record date will be a date prior to the date of the Merger. While the Gentherm Special Dividend (if any) would be paid only to shareholders of record of Gentherm Common Stock as of the Gentherm Special Dividend record date, which will be a date before the Merger, Gentherm expects the payment date for any Gentherm Special Dividend would be following the Closing. The decrease in the SpinCo Cash Distribution and any Gentherm Special Dividend are designed to preserve the nominal economic allocation between the holders of SpinCo Common Stock (in their capacity as such) and Gentherm shareholders (in their capacity as such) that would have resulted from the Exchange Ratio if it were not adjusted.

As described in more detail under “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger,” the Distribution would not be treated as a tax-free distribution to Modine for U.S. federal income tax purposes if, among other reasons, the Merger results in one or more persons acquiring a 50% or greater interest (by vote or value) in SpinCo Common Stock. However, for purposes of such a determination, if a holder of SpinCo Common Stock is also a shareholder of Gentherm immediately prior to the Merger (an “Overlap Shareholder”), the IRS Ruling, if received, is expected to confirm that the net increase in an Overlap Shareholder’s ownership of SpinCo as a result of the Merger and by virtue of being a shareholder of Gentherm is offset by its net decrease in such ownership percentage by reason of being a holder of SpinCo Common Stock immediately prior to the Merger. If the IRS Ruling is not received, Modine and Gentherm will not be able to make the assumptions about the beneficial ownership needed to treat specified investors as Overlap Shareholders (or to determine the amount of overlapping shareholdings).

Accordingly, the determination as to whether the percentage of Gentherm Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (as defined in the Merger Agreement) (other than the Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders (if any), meets the Threshold Percentage will be made jointly by Gentherm and Modine acting reasonably and in good faith and in consultation with their respective outside legal counsel and tax advisors. In furtherance thereof, (A) prior to the Closing, Gentherm and Modine will promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio, (B) no later than 10 business days prior to the expected Closing, and on each business day following the tenth business day prior to the expected Closing, Gentherm and Modine will provide the other with any information that is reasonably necessary or reasonably requested by the other with respect to the calculation of the Overlap Shares, the Applicable Percentage (as defined in the Merger Agreement), the Exchange Ratio, the Aggregate Adjustment Amount and the Excess Adjustment Amount (if any) as of such date and will provide one another with such information as of the Determination Time as promptly as reasonable practicable and (C) promptly thereafter, if such party determines, acting reasonably and in good faith and in consultation with the other party and its outside legal counsel and tax advisors, that the Threshold Percentage is not met, such party will notify the other party thereof (together with its calculation of the Applicable Percentage and proposed Exchange Ratio Increase Amount, Aggregate Adjustment Amount and Excess Adjustment Amount (if any), including reasonable supporting detail for any such calculations). Gentherm and Modine will consider and discuss in good faith any comments to the Exchange Ratio Increase Amount, the Aggregate Adjustment Amount or the Excess Adjustment

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Amount (if any) proposed by the other party and seek to determine the final amounts thereof as promptly as practicable following the Determination Time.

The need and the extent of any adjustment to the Exchange Ratio is dependent on a number of factors, many of which will not be known until shortly prior to the Closing. Among other factors, the extent of the adjustment, if any, depends on:

•	which shareholders may be counted as Overlap Shareholders for purposes of Section 355(e) of the Code (such shareholders, the “Qualifying Overlap Shareholders”);

•	based on the rulings received in the IRS Ruling, whether certain shareholders meet the criteria outlined in the IRS Ruling to qualify as Qualifying Overlap Shareholders;

•

based on the rulings received in the IRS Ruling and the determinations made by Gentherm and Modine at or shortly prior to the Closing, the number of Overlap Shares owned by Qualifying Overlap Shareholders; and

•	based on the rulings received in the IRS Ruling, the sources specified as permitted sources of publicly available information to establish stock ownership of Overlap Shareholders.

Trading Markets

Gentherm Common Stock

Following the Merger, shares of Gentherm Common Stock will continue to be traded publicly on Nasdaq.

Modine Common Stock

Following the Merger, Modine shareholders will continue to hold their shares of Modine Common Stock, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Modine Common

Stock will represent an interest in Modine that no longer includes the Performance Technologies Business. Shares of Modine Common Stock will continue to be traded publicly on the NYSE. Modine shareholders, to the extent they were holders of record on the Distribution Record Date, will also hold shares of Gentherm Common Stock immediately after the Closing.

SpinCo Common Stock

There currently is no trading market for shares of SpinCo Common Stock. After the Merger, all outstanding shares of SpinCo Common Stock will automatically be canceled and cease to exist at the Effective Time and upon their conversion into shares of Gentherm Common Stock.

Background of the Transactions

The Modine Board and Modine’s management team regularly review and assess the performance, operations and financial condition of Modine’s businesses and industry in the context of their long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to advance these goals and plans and enhance shareholder value, including acquisitions, divestitures, and other transactions. In 2022, Modine announced a multi-phased transformation of the company to drive increased shareholder value, and since then, Modine has embedded its 80/20 governing philosophy across the organization to reallocate and focus resources, simplify operational complexity and drive financial performance improvements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In early 2025, Modine, with the assistance of outside advisors, and as part of the evaluation of its businesses, considered the possible divestiture of all or a portion of its Performance Technologies segment. The Modine Board considered the potential advantages of creating a pure-play climate solutions company focused on the data center and commercial HVAC and refrigeration markets, including management’s ability to focus on value creation strategies for such a business, as well as the enhanced growth profile and reduced cyclicality of such a business. The Modine Board also considered the feasibility of various transaction structures to create such a pure-play thermal management company.

The Gentherm Board, together with members of its management team, regularly evaluates and considers a variety of financial and strategic opportunities to enhance stockholder value as part of its long-term business plans. These functions are primarily performed through the Gentherm Mergers and Acquisitions Committee, a standing committee of the Gentherm Board (the “Gentherm M&A Committee”), that is responsible for assisting the management team in identifying, monitoring and evaluating strategic opportunities for Gentherm, and that has the authority to approve material transactions.

On January 1, 2025, each of Messrs. Bill Presley and Jon Douyard commenced their roles as President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Treasurer, respectively, of Gentherm. Under the leadership of Messrs. Presley and Douyard, in early 2025, the Gentherm management team and the Gentherm Board, led by the Gentherm M&A Committee, continued to explore opportunities for strategic mergers and acquisitions, with a particular focus on accelerating the expansion of Gentherm’s core technology product platform into adjacent markets and evaluating transformative acquisition strategies and opportunities, a process which included discussions with various investment banks to explore potential strategic opportunities.

On May 5, 2025, representatives of Barclays met with Gentherm management to discuss potential strategic alternatives for Gentherm. At this meeting, representatives of Barclays and Gentherm management discussed a potential transaction in which Gentherm would combine with Modine’s Performance Technologies Business, utilizing an RMT structure and, at the request of Gentherm management, the Barclays representatives agreed to follow up at a later date with additional details.

In regularly scheduled meetings of the Gentherm M&A Committee from May to August 2025, Gentherm management presented the Gentherm M&A Committee in the ordinary course with various strategic opportunities involving a number of different target companies that were identified through engagement with several investment banking groups. The Gentherm M&A Committee evaluated these opportunities in collaboration with Gentherm management while continuing to consider the potential transaction with Modine.

On May 16, 2025, representatives of Barclays met again with Gentherm management to review more detailed information with respect to a potential transaction with Modine, including RMT structural considerations. Following such meeting, and after further discussion and review of information furnished by the Barclays representatives at Gentherm management’s request, Gentherm management authorized the Barclays representatives to indicate to Modine management that Gentherm would be interested in exploring a potential transaction. At the request of Gentherm, the Barclays representatives contacted members of Modine’s management on or about May 22, 2025.

Throughout the remainder of May and June 2025, at the request of Gentherm, representatives of Barclays held a series of meetings with members of Modine’s management to discuss the potential transaction.

On June 5, 2025, representatives of Barclays met with Gentherm management and provided updates with respect to recent discussions with Modine’s management team.

On July 14, 2025, Messrs. Presley and Douyard held an introductory call with Messrs. Brinker and Lucarelli during which the parties discussed the potential transaction, focusing primarily on the strategic fit between Gentherm and the Performance Technologies Business. The executives of the two companies acknowledged that

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the potential transaction could help each company achieve its strategic objectives and agreed to continue their dialogue to further explore the opportunity.

On July 22, 2025, the Modine Board met with Modine management and representatives of BofA Securities to discuss a potential RMT transaction with Gentherm involving the Performance Technologies Business. The Modine Board considered the strong strategic and financial merits of a potential RMT transaction and the opportunity to create a pure-play thermal technology business focused on high growth end markets through the separation of the Performance Technologies Business. During such meeting, the Modine Board also noted the benefits of forming a strategic transaction committee solely for efficiency considerations, which would be vested with the power of the Modine Board to meet with advisors and evaluate and negotiate transaction proposals, but any definitive agreements would require approval of the Modine Board.

On July 24, 2025, to facilitate further exploration of the potential transaction between the parties, Gentherm and Modine entered into a mutual non-disclosure agreement. The non-disclosure agreement provided for customary confidential treatment of each party’s proprietary information and also included mutual non-solicitation restrictions, among other things. This non-disclosure agreement did not contain a so-called “standstill” provision that restricted a party’s ability to acquire shares or make public takeover proposals of the other party.

On July 24, 2025, Mr. Douyard met with representatives of Barclays to discuss the timeline for the potential transaction. Also on July 24, 2025, representatives of Barclays provided updated perspectives on the potential transaction, which were subsequently made available to the Gentherm Board by members of Gentherm management.

On August 8, 2025, the Modine Board, acting by unanimous written consent in lieu of a meeting, established a strategic transaction committee (the “Modine Strategic Committee”), composed of Mr. G. Mark Bendza, Ms. Katherine C. Harper, Mr. Alan S. Lowe, Mr. David J. Wilson, and Ms. Marsha C. Williams, for the purposes of continuing discussions regarding a range of strategic alternatives available to Modine, including, without limitation: a potential sale of one or more businesses of Modine, including a potential divestiture of all or a portion of its Performance Technologies Business; a potential restructuring of one or more businesses of Modine; a potential combination of one or more of Modine’s businesses with a strategic partner; a potential separation or spin-off transaction to separate certain of the Modine’s businesses; or any alternatives to the foregoing. The Modine Strategic Committee was delegated the power and authority of the Modine Board to evaluate and consider the strategic options and make recommendations to the Modine Board regarding the strategic options.

On August 13, 2025, at a regularly scheduled meeting of the Gentherm M&A Committee, Gentherm management and representatives of Barclays provided the Gentherm M&A Committee with updates relevant to Gentherm’s M&A strategy. Mr. Wayne Kauffman, Senior Vice President, General Counsel and Secretary of Gentherm, and Mr. Charles Kummeth, a director and Chair of the Gentherm M&A Committee, reviewed with the Gentherm M&A Committee the potential RMT transaction with Modine, which was expected to provide Gentherm with an opportunity to increase its product portfolio and to expand its offerings to adjacent markets served by the Performance Technologies Business. Representatives of Barclays also reviewed the financial aspects of the proposed transaction involving Modine’s Performance Technologies Business. The Gentherm M&A Committee supported Gentherm management’s continued discussions with Modine and the exploration of next steps with respect to the evaluation of the opportunity.

In September 2025, Modine commenced a process to solicit interest from third parties in the potential divestiture of Modine’s automotive thermal management business of the Performance Technologies segment (the “Potential Automotive Sale”). In September and October 2025, Modine executed 32 non-disclosure agreements with potential acquirors, including both strategic acquirors and financial sponsors and including both U.S. and non-U.S.-based companies and sponsors.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

On September 12, 2025, representatives of Modine management and Gentherm management met, along with representatives of Barclays, to discuss the potential transaction involving the Performance Technologies Business, including an overview of the respective companies, the strategic rationale for pursuing such a transaction and potential opportunities for the combined company.

On September 30, 2025, Messrs. Presley, Douyard and Kauffman attended a site visit to Modine’s Performance Technologies Business facilities in Lawrenceburg, Tennessee, during which they met with several members of the Performance Technologies Business’s leadership team.

On October 1, 2025, representatives of Gentherm and Modine, together with their respective financial advisors, held a joint discussion of potential synergies associated with the potential transaction.

On October 3, 2025, the Gentherm Board held a special meeting with Gentherm management and representatives of Barclays in attendance. At the meeting, among other things, the Gentherm Board was updated on the status of Gentherm’s evaluation of the potential transaction involving the Performance Technologies Business and the key activities that had occurred since the August 2025 Gentherm M&A Committee meeting. Members of Gentherm’s management team and representatives of Barclays discussed the strategic rationale for the potential transaction as well as details regarding the proposed RMT transaction structure. Representatives of Barclays also reviewed a preliminary financial analysis of a proposed combination with the Performance Technologies Business. Members of the Board shared their views on key terms, including with respect to the proposed ownership split and cash dividend that would be paid to Modine, confirmed their interest in continuing to evaluate the transaction, and decided to meet again to further discuss the proposed transaction.

On October 10, 2025, the Gentherm Board held another special meeting with Gentherm management and representatives of Barclays in attendance. At the meeting, the Gentherm Board discussed, along with management and the Barclays representatives, the conflicts disclosure provided by Barclays relating to its provision of services to Modine and related independence considerations regarding the engagement of Barclays as Gentherm’s financial advisor for the potential transaction. Members of Gentherm management discussed the strategic rationale for the potential transaction involving the Performance Technologies Business. Representatives of Barclays also reviewed the financial aspects of potential strategic alternatives for Gentherm, including the potential combination with the Performance Technologies Business, as well as the proposed financial terms of a non-binding letter of intent between Gentherm and Modine. Following discussion, the Gentherm Board authorized management to submit a non-binding letter of intent to Modine for the potential transaction involving the Performance Technologies Business on the terms discussed with the Gentherm Board.

Following the Gentherm Board’s authorization to proceed, Gentherm submitted a non-binding indication of interest to Modine regarding a combination of Gentherm with the Performance Technologies Business in a RMT transaction (the “October 10 Proposal”), contemplating a 58% / 42% post-closing ownership split between Gentherm and Modine shareholders, respectively, without taking into account any overlapping shareholder ownership, as well as a $100 million cash distribution from SpinCo to Modine. The October 10 Proposal also included a request for a 60-day exclusivity period from Modine, subject to a single 15-day extension.

Messrs. Presley and Brinker had a call on October 17, 2025, during which Mr. Presley reaffirmed Gentherm’s interest in pursuing the proposed transaction.

On October 23, 2025, the Modine Board held a special meeting with Modine management and representatives of BofA Securities in attendance to discuss the October 10 Proposal and receive an update on the Potential Automotive Sale. The Modine Board discussed the strategic rationale for, and other considerations in connection with, pursuing a RMT transaction, including potential alternatives, such as a cash sale and a spin-off, and various benefits and considerations of each. In connection with such review, the Modine Board noted the pre-tax sale proceeds Modine would need to receive in such alternate transactions to imply similar valuation multiples for the Performance Technologies Business. The Modine Board reviewed Modine’s historical trading

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

multiples, as well as those of peers of the Performance Technologies Business and the Climate Solutions business, noting the significant difference in trading multiples in favor of Climate Solutions’ peer companies. Following discussion, the Modine Board agreed to continue the Potential Automotive Sale process while authorizing a counterproposal to Gentherm, including an ownership split providing Gentherm and Modine shareholders with 60% and 40% ownership, respectively, of the combined company, without taking into account any overlapping shareholder ownership, and a $250 million cash distribution from SpinCo to Modine.

On October 25, 2025, a representative of BofA Securities contacted a representative of Barclays to deliver Modine’s verbal counterproposal to Gentherm on the terms approved by the Modine Board.

On October 27, 2025, a representative of Barclays held a meeting with Messrs. Presley, Douyard and Kauffman, at which meeting Barclays discussed Modine’s counterproposal as well as Gentherm’s potential response to Modine’s counterproposal. Following the meeting, representatives of Barclays contacted a representative of BofA Securities to deliver Gentherm’s revised verbal proposal to Modine that confirmed the 60% / 40% combined company ownership split proposed by Modine, without taking into account any overlapping shareholder ownership, and provided for a $175 million cash distribution from SpinCo to Modine. Gentherm’s revised verbal proposal was non-binding and subject to Gentherm Board approval. In the days following the October 27, 2025 meeting, Mr. Presley continued to engage in informal discussions with individual members of the Gentherm Board, during which Mr. Presley and the directors shared their views on the strategic fit and implications of the proposed transaction.

On October 29, 2025, a representative of BofA Securities contacted a representative of Barclays to deliver Modine’s new verbal counterproposal to Gentherm providing for a 60% / 40% combined company ownership split, without taking into account any overlapping shareholder ownership, and a $225 million cash distribution from SpinCo to Modine.

On October 30, 2025, following internal discussion among Gentherm management and representatives of Barclays, Mr. Presley contacted Mr. Brinker to deliver Gentherm’s revised verbal proposal to Modine providing for a 60% / 40% combined company ownership split, without taking into account any overlapping shareholder ownership, and a $200 million cash distribution from SpinCo to Modine. Gentherm’s revised verbal proposal was non-binding and subject to Gentherm board approval.

On November 4, 2025, the Gentherm Board held a special meeting with Messrs. Douyard and Kauffman of Gentherm management and representatives of Honigman in attendance. At the meeting, among other things, representatives of Honigman reviewed with the Gentherm Board its fiduciary duties with respect to the proposed transaction as well as the conflicts disclosure provided by Barclays relating to its provision of services to Modine and related independence considerations regarding the engagement of Barclays as Gentherm’s financial advisor. Members of Gentherm’s management team discussed the status of ongoing matters related to the proposed transaction, including the ongoing negotiations of the non-binding letter of intent and the most recent terms proposed by Gentherm on October 30, which were non-binding and subject to Gentherm Board approval. The Gentherm Board unanimously affirmed the revised Gentherm proposal of a 60% / 40% combined company ownership split, without taking into account any overlapping shareholder ownership, and a $200 million cash distribution from SpinCo to Modine.

On November 5, 2025, a representative of BofA Securities contacted a representative of Barclays to deliver Modine’s verbal counterproposal to Gentherm reiterating the terms of its October 29 proposal, including a 60% / 40% combined company ownership split, without taking into account any overlapping shareholder ownership, and a $225 million cash distribution from SpinCo to Modine.

On November 6, 2025, following internal discussion among Gentherm management and representatives of Barclays, a representative of Barclays contacted a representative of BofA Securities to deliver Gentherm’s revised verbal proposal to Modine providing for a 60% / 40% combined company ownership split, without taking

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

into account any overlapping shareholder ownership, and a $210 million cash distribution from SpinCo to Modine. Gentherm management also proposed that the parties agree to certain exclusivity arrangements with respect to a sale of Gentherm and of the Performance Technologies Business. Gentherm’s revised verbal proposal was non-binding and subject to Gentherm Board approval.

On November 7, 2025, the Gentherm Board held a special meeting with Messrs. Douyard and Kauffman of Gentherm management and representatives of Honigman in attendance. At the meeting, Mr. Presley discussed updates related to the proposed transaction, including with respect to negotiations of the economic terms of the proposed transaction, and also discussed the proposed exclusivity agreement. The Gentherm Board unanimously affirmed the most recent Gentherm proposal and authorized management to finalize the proposed exclusivity terms with Modine.

Also on November 7, 2025, the Modine Board held a special meeting with Modine management and representatives of BofA Securities and Gibson Dunn in attendance to review Gentherm’s November 6, 2025 proposal. The Modine Board reviewed with their advisors the negotiating history and potential valuation creation for Modine shareholders under Gentherm’s proposed terms. The Modine Board discussed next steps including mutual due diligence and the terms of the proposed exclusivity agreement. Following discussion, the Modine Board confirmed their willingness to move forward on the basis of Gentherm’s November 6, 2025 proposal and directed Modine management to finalize the proposed exclusivity terms with Gentherm.

On November 10, 2025, Gentherm and Modine entered into the exclusivity agreement providing for Gentherm and Modine to negotiate on an exclusive basis through January 31, 2026. Thereafter, Modine terminated the Potential Automotive Sale process in favor of pursuing the potential transaction with Gentherm.

On November 13, 2025, Gentherm sent an updated non-binding letter of intent to Modine to confirm in writing the key terms of Gentherm’s November 6 proposal providing the basis on which the parties entered into the exclusivity agreement and proceeded with due diligence and negotiation of definitive documentation.

On November 17, 2025, Gentherm and Modine amended and restated the mutual non-disclosure agreement to provide for a customary mutual standstill provision that restricted each party’s ability to acquire shares and make public takeover proposals of the other party. The standstill provision expressly permitted confidential transaction proposals between the parties and provided for automatic termination, among other circumstances, upon entry into a definitive agreement for a change in control transaction involving the other party, among other things.

On November 24, 2025, Gentherm engaged Latham & Watkins LLP as special transaction counsel to Gentherm with respect to the proposed transaction.

Following review of initial diligence materials, a series of follow-up diligence calls were held during December 2025 and the first two weeks of January 2026, during which members of Gentherm’s management team and representatives of certain advisors to Gentherm discussed and reviewed additional information on critical diligence items, including related to corporate, commercial, employee benefits, finance, information technologies, insurance, legal, operational, real estate and environmental and regulatory matters for the Performance Technologies business. During this time, Modine and its advisors also conducted business, financial and legal diligence on Gentherm.

On December 1, 2025, the Gentherm Board, acting by unanimous written consent in lieu of a special meeting, approved the engagement of Barclays as financial advisor with respect to the proposed transaction, including the terms documented by a customary engagement letter.

On December 8, 2025, the Modine Strategic Committee met with other members of the Modine Board, Modine management, representatives of BofA Securities and Gibson Dunn to receive updates on the transaction,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

including the status of the mutual due diligence process and key milestones for the transaction workstreams and transaction analyses.

On December 15, 2025, the Gentherm Board held a special meeting, with Messrs. Douyard and Kauffman and Ms. Runyon of Gentherm management, and representatives of each of Honigman, Latham and Barclays. At the meeting, Gentherm management and the advisors provided updates related to the proposed transaction, including the strategic opportunities created by the proposed transaction, preliminary estimates of potential synergies and key diligence workstreams. Gentherm management and representatives of Barclays also provided updates with respect to the transaction structure, preliminary financial projections for the Performance Technologies Business and timing considerations. The Gentherm Board reviewed the preliminary financial projections. Representatives of Latham reviewed initial considerations regarding the anticipated drafts of applicable Transaction Documents and other key workstreams for signing.

During December 2025 and January 2026, up to and including the date of signing and announcing the proposed transaction on January 29, 2026, members of Gentherm and Modine management, as well as representatives of Barclays, Latham, Honigman, BofA Securities, Gibson Dunn and other advisors to the parties, engaged in discussions and negotiations regarding the proposed transaction, including in respect of the mutual due diligence process, transaction documentation and key issues with respect thereto, and process and timing to signing and announcing the proposed transaction.

On December 19, 2025, representatives of Gibson Dunn, on behalf of Modine, shared an initial draft of the Separation Agreement with Latham and Honigman, on behalf of Gentherm. The initial draft of the Separation Agreement included, among other things, a net working capital adjustment calculated as the amount by which current SpinCo assets less current SpinCo liabilities exceeds or is less than a target working capital amount, subject to a collar.

On December 27, 2025, representatives of Latham, on behalf of Gentherm, shared an initial draft of the Merger Agreement with Gibson Dunn, on behalf of Modine. The initial draft of the Merger Agreement included, among other things, (i) a termination fee equal to 3% of Gentherm’s equity value payable by Gentherm to Modine in connection with certain termination events, (ii) Gentherm’s ability to terminate the Merger Agreement in order to accept a superior proposal and (iii) a restriction on Modine’s ability to compete with the Performance Technologies Business for a to-be-determined period.

On January 7, 2026, representatives of Gibson Dunn, on behalf of Modine, provided a revised draft of the Merger Agreement to Latham and Honigman, on behalf of Gentherm. The revised draft, among other things, (i) included Modine’s ability to select, after good faith consultation with Gentherm, a to-be-determined number of members of the post-closing board of directors of the combined company, (ii) included a termination fee equal to 5% of Gentherm’s equity value payable by Gentherm to Modine in connection with certain termination events, (iii) included a “force the vote” provision requiring Gentherm to convene a meeting of its shareholders to vote on the Share Issuance Proposal and Charter Amendment Proposal regardless of a change in the Gentherm Board’s recommendation, (iv) required that Gentherm reimburse Modine for certain expenses if the Merger Agreement is terminated because the Gentherm shareholders do not approve the Share Issuance Proposal and the Charter Amendment Proposal and (v) included a two-year restriction on Modine’s ability to compete with the Performance Technologies Business.

On January 8, 2026, the Modine Strategic Committee met with Modine management and representatives of BofA Securities and Gibson Dunn to receive an update on the transaction, including the mutual due diligence process, key milestones for the transaction workstreams and analyses. The Modine Strategic Committee also discussed the key draft Transaction Documents and key terms thereof.

On January 8, 2026, representatives of Latham, on behalf of Gentherm, provided a revised draft of the Separation Agreement to Gibson Dunn, on behalf of Modine. The revised draft, among other things, (i) modified

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the standards by which assets and liabilities relating to the Performance Technologies Business would be allocated between SpinCo and Modine and (ii) revised the SpinCo net working capital adjustment to, among other things, provide that if an adjustment payment was required, the payment amount would be determined without reference to the collar.

On January 13, 2026, representatives of Latham, on behalf of Gentherm, provided a revised draft of the Merger Agreement to Gibson Dunn, on behalf of Modine. The revised draft, among other things, (i) accepted the provision allowing Modine to select, after good faith consultation with Gentherm, a to-be-determined number of members of the post-closing board of directors of the combined company, (ii) included a termination fee equal to 3.25% of Gentherm’s equity value payable by Gentherm to Modine in connection with certain termination events, (iii) accepted the “force the vote” provision requiring Gentherm to convene a meeting of its shareholders to vote on the Share Issuance Proposal and Charter Amendment Proposal regardless of a change in the Gentherm Board’s recommendation, (iv) removed the requirement that Gentherm reimburse Modine for certain expenses if the Merger Agreement is terminated because the Gentherm shareholders do not approve the Share Issuance Proposal and the Charter Amendment Proposal and (v) included a five-year restriction on Modine’s ability to compete with the Performance Technologies Business.

On January 14, 2026, the Gentherm Board held a special meeting, with Messrs. Douyard and Kauffman and Ms. Runyon of Gentherm management, as well as representatives of Barclays, representatives of Honigman, representatives of Latham and other advisors in attendance. At the meeting, the Gentherm Board received updates on key diligence focus areas, including Gentherm’s review of the financial forecasts provided by Modine management with respect to the Performance Technologies Business, summarized under section “The Transactions – Certain Financial Forecasts”, and potential adjustments thereto under consideration by Gentherm management. Representatives of Barclays reviewed certain financial aspects of the proposed transaction, including the illustrative pro forma enterprise value, valuation multiples and net leverage of the combined company, as well as a timeline of key activities in connection with the signing and announcement and process considerations for signing primary Transaction Documents. Barclays then discussed certain transaction structure matters and key commercial terms for the proposed transaction. Barclays also provided a preliminary overview of certain financial and valuation analyses that would be considered by Barclays in connection with its fairness opinion. Barclays also provided the Gentherm Board with an update regarding the preparation of the commitment letter for the proposed Bridge Financing, including a summary of the key terms thereof. Representatives of Latham provided an overview of the current drafts of the primary Transaction Documents, including a review of the key terms and business and legal issues addressed therein. Gentherm management also reviewed the post-closing operating model and organizational design.

On January 15, 2026, representatives of Gibson Dunn, on behalf of Modine, provided a revised draft of the Separation Agreement to Latham and Honigman, on behalf of Gentherm. The revised draft, among other things, (i) further modified the allocation standards by which assets and liabilities relating to the Performance Technologies Business would be allocated between SpinCo and Modine, (ii) provided for cost-sharing of certain expenses by Gentherm and Modine, and (iii) revised the SpinCo net working capital adjustment to, among other things, provide that if an adjustment payment is required, the payment amount would be determined with reference to the collar.

On January 16, 2026, representatives of Gibson Dunn provided a revised draft of the Merger Agreement to Latham and Honigman, on behalf of Gentherm. The revised draft, among other things, (i) included Modine’s ability to select, after good faith consultation with Gentherm, three members of the post-closing board of directors of the combined company as well as an increase in the size of the Gentherm Board to twelve members, (ii) included a termination fee equal to 4.5% of Gentherm’s equity value payable by Gentherm to Modine in connection with certain termination events, (iii) required that Gentherm reimburse Modine for certain expenses if the Merger Agreement is terminated because the Gentherm shareholders do not approve the Share Issuance Proposal and the Charter Amendment Proposal, (iv) revised the actions to be taken to economically offset the dilution of the ownership interests of Gentherm shareholders that would result from an Exchange Ratio

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

adjustment to decrease the amount by which the SpinCo Cash Distribution would be reduced and increase the amount of the Gentherm Special Dividend and (v) included a two-year restriction on Modine’s ability to compete with the Performance Technologies Business.

On January 22, 2026, the Gentherm Board held a special meeting with Messrs. Douyard and Kauffman and Ms. Runyon of Gentherm management, and representatives of each of Barclays, Honigman and Latham to discuss updates regarding the potential transaction. At the meeting, the Gentherm Board received updates on action items to be completed prior to signing the Merger Agreement and Separation Agreement and announcing the transaction, including the progress of Barclays’ financial valuation analyses and the status of the commitment letter for the Bridge Financing of up to $290 million. Representatives of Gentherm management and Latham provided updates on remaining key diligence items as well as negotiations of the various Transaction Documents, including an overview of the key open issues that remained under discussion. Gentherm management discussed with the Gentherm Board the logistics and strategy of the transaction announcement process and the guiding principles and key themes to be communicated in the messaging.

Also on January 22, 2026, the Modine Board held a special meeting with Modine management and representatives of BofA Securities, Gibson Dunn and Godfrey & Kahn S.C. (“Godfrey”) to discuss the proposed transaction. The Modine Board discussed with their legal advisors Godfrey and Gibson Dunn, the directors’ fiduciary duties in connection with the evaluation of the proposed transaction. Representatives of Gibson Dunn reviewed with the Modine Board the key terms and conditions of the Merger Agreement, the Separation Agreement and the ancillary agreements, and the Transactions contemplated thereby and discussed the proposed positions of each party with respect to the open issues. The Modine Board also reviewed and discussed with representatives of BofA Securities the financial terms and analyses of the transaction and strategic rationale for the transaction. Following discussion, all of the directors confirmed that upon finalization of the applicable definitive Transaction Documents, they would be prepared to approve the Transactions.

On January 24, 2026, representatives of Latham, on behalf of Gentherm, provided revised drafts of the Merger Agreement and Separation Agreement to Gibson Dunn, on behalf of Modine. Between January 24, 2026 and January 28, 2026, Gibson Dunn and Latham exchanged several incremental drafts of the Separation Agreement, the Merger Agreement and the other Transaction Documents. Specifically, among other finalizing revisions, the parties agreed, with respect to the Merger Agreement, (i) the actions to be taken to economically offset the dilution of the ownership interests of Gentherm shareholders that would result from an Exchange Ratio adjustment, including caps on the amount of the SpinCo Cash Distribution reduction and the amount of the Gentherm Special Dividend, (ii) Modine’s ability to select two members of the eleven-member post-closing board of directors of the combined company after good faith consultation with Gentherm, (iii) the four-year term of Modine’s non-compete covenant, (iv) the termination fee of $45 million (equal to approximately 3.75% of Gentherm’s equity value) payable by Gentherm to Modine in connection with certain termination events and (v) Gentherm is not required to reimburse Modine for certain expenses if the Merger Agreement is terminated because the Gentherm Shareholder Approval is not obtained. The parties also agreed, with respect to the Separation Agreement, (i) the allocation standards by which assets and liabilities relating to the Performance Technologies Business would be allocated between SpinCo and Modine, (ii) cost-sharing arrangements between Gentherm and Modine and (iii) that if a SpinCo net working capital adjustment payment was required, the payment amount would be determined without reference to a collar.

On January 28, 2026, the Gentherm Board held a special meeting with Messrs. Douyard and Kauffman and Ms. Runyon of Gentherm management, representatives of Barclays, representatives of Honigman and representatives of Latham in attendance. At the meeting, Mr. Kauffman reviewed the final due diligence updates and confirmed that due diligence had been completed and substantially all of the items open for review prior to signing the Merger Agreement and Separation Agreement had been finalized between Gentherm and Modine. Representatives of Latham discussed updates regarding the Transaction Documents, noting that the primary Transaction Documents were in substantially final form, and the definitive financing commitment papers for the Bridge Financing had been finalized with Barclays. Latham reviewed the material terms that had been finalized

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

in the primary Transaction Documents since the January 22, 2026 Gentherm Board meeting and provided an update on the terms that the parties continued to negotiate, including (i) the target amount of net working capital and (ii) the allocation of certain costs and expenses. The Gentherm Board discussed the resolution of such outstanding matters with Latham and Gentherm management, and the Gentherm Board concurred with the range of alternatives proposed by Latham and Gentherm management for finalizing the outstanding matters. Representatives of Barclays reviewed its financial valuation analyses with respect to the proposed transaction, including minor changes made to the analysis to reflect updates to the Financial Projections since the January 14 Gentherm Board meeting. Barclays then rendered to the Gentherm Board its oral opinion (subsequently confirmed by delivery of its written opinion dated January 29, 2026) that the Exchange Ratio in the Merger was fair, from a financial point of view, to Gentherm shareholders. Following discussion, each of the directors confirmed that upon finalization of the applicable definitive Transaction Documents, the Gentherm Board would be prepared to approve the Transactions.

The definitive Transaction Documents were finalized in negotiations among Gentherm, Modine and their respective advisors during the night of January 28, 2026 and the morning of January 29, 2026.

On January 29, 2026, the Gentherm Board, acting by unanimous written consent in lieu of a special meeting, determined that the Merger Agreement, the Separation Agreement, the other Transaction Documents and the consummation of the transactions contemplated thereby, including the Reorganization, the Distribution and the Merger, were advisable, fair to, and in the best interest of Gentherm and its shareholders, and the Gentherm Board approved the applicable Transaction Documents and the transactions contemplated thereby.

Also on January 29, 2026, the Modine Board, acting by unanimous written consent in lieu of a special meeting, determined that the Merger Agreement, the Separation Agreement, the other Transaction Documents and the consummation of the transactions contemplated thereby, including the Reorganization, the Distribution and the Merger, were advisable, fair to, and in the best interest of Modine and its shareholders, and the Modine Board approved the applicable Transaction Documents and the transactions contemplated thereby.

During the morning of January 29, 2026, the parties executed the Merger Agreement and the Separation Agreement. Before the opening of trading on the Nasdaq Stock Market on January 29, 2026, Gentherm and Modine issued a joint press release announcing the Transactions and held a joint conference call to discuss the Transactions.

Gentherm’s Reasons for the Merger; Recommendation of Gentherm’s Board of Directors

After careful consideration of various potentially positive and negative factors, including those listed below, the Gentherm Board determined that, in the aggregate, the potential benefits of the Transactions outweighed the risks and uncertainties of the Transactions, and the Gentherm Board unanimously (a) determined that the terms of the Merger Agreement and the Transaction Documents and the Transactions contemplated thereby, including the Merger, the Gentherm Share Issuance and the Charter Amendment, are fair to and in the best interests of Gentherm and its shareholders, (b) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Transaction Documents and the consummation of the Transactions contemplated thereby, including the Merger, the Gentherm Share Issuance and the Charter Amendment, on the terms and subject to the conditions set forth therein, (c) resolved to recommend that the Gentherm shareholders approve the Gentherm Share Issuance and the Charter Amendment, and (d) directed that the Gentherm Share Issuance and the Charter Amendment be submitted to a vote at a meeting of Gentherm shareholders.

Among other things, the various factors considered by the Gentherm Board in consultation with Gentherm’s senior management and Gentherm’s financial and legal advisors, included the following:

•

the Gentherm Board’s belief that the Transactions will accelerate Gentherm’s strategic path by building scale in thermal management solutions and expanding its technologies and capabilities in precision flow management;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

the expectation that the Transactions will create strong commercial opportunities across premium customer bases allowing Gentherm to be a leader in thermal management solutions and precision flow management in end-markets outside of the automotive light vehicle end-market, such as heavy-duty vehicles, commercial vehicles, power generation, home and office and medical;

•

the expectation that, with each of Gentherm’s and the Performance Technologies Business’s expertise in thermal management, the combined company will utilize the core capabilities of each to innovate product offerings for end-markets;

•

the expectation that the Transactions will establish a stronger foundation for continued growth due to the complementary nature of the engineering capabilities of the two businesses and the expectation that Gentherm will benefit from the scale of the combined company and the increased diversity of its product portfolio and the end-markets in which it operates;

•

the expectation that the Transactions will generate approximately $25.0 million of annual run rate synergies for the combined company through cost optimization and operational efficiencies as well as significant value creation through efficiencies in indirect purchasing and logistics and incremental commercial opportunities though product cross-selling, product integration and entry into global markets in which legacy Gentherm has not previously operated, which, among other contributing factors, is expected to provide improved profitability;

•

the expectation that the combination with the Performance Technologies Business will generate a compelling financial portfolio for Gentherm, including strong cash flow generation and modest financial leverage;

•

the complementary nature of the cultures of the two businesses, including a shared focus on operational excellence, and Gentherm’s belief that the complementary cultures will facilitate the successful integration of the Performance Technologies Business and implementation of the Transactions;

•

the fact that the Reverse Morris Trust transaction structure is an effective and economical choice for the Transactions because, among other things, it facilitated the negotiation of the Transactions to Gentherm’s benefit due to its ability to provide Modine shareholders a tax-efficient method to combine Gentherm and the Performance Technologies Business while limiting the combined company’s total leverage (as compared to an all-cash transaction) by allowing Gentherm to pay a substantial portion of the consideration for the Transactions in the form of shares of Gentherm Common Stock;

•

the financial analysis presented by Barclays to the Gentherm Board and oral opinion of Barclays rendered to the Gentherm Board on January 28, 2026 (which was confirmed in writing by delivery of Barclays’ written opinion addressed to the Gentherm Board dated January 29, 2026), that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such opinion, the Exchange Ratio was fair from a financial point of view to Gentherm, as more fully described in the section entitled “-Opinion of Barclays”;

•	the presentation of the Financial Projections and Gentherm’s due diligence review and analysis of the Financial Projections;

•

the facts that, following the Closing, the Gentherm Board will be composed of all of the current directors of Gentherm and that Modine has the right to select two additional directors after good faith consultation with Gentherm, which consultation will help Modine to select additional directors who are aligned with Gentherm’s culture, have qualifications relevant to the functions of the Performance Technologies Business and enhance the Gentherm Board composition and succession planning;

•

the fact that, following the Closing, Gentherm’s management team is expected to continue to be led by Gentherm’s current Chief Executive Officer and Chief Financial Officer and that the current President of the Performance Technologies Business will continue in his role as such for the Performance Technologies Business, which is expected to operate as a division of Gentherm after the Closing;

•	the fact that the Transactions will not trigger any severance benefits under the Gentherm Equity Incentive Plan or any Gentherm management contract;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	the indemnities being provided by Modine to the combined company under the Separation Agreement and other Transaction Documents;

•

the fact that the terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Documents, and the aggregate consideration to be paid by Gentherm pursuant to the Merger Agreement were the result of arm’s-length negotiations between representatives of Gentherm and Modine; and

•	the ability of the Gentherm Board, in certain limited circumstances, to withdraw or modify its recommendation that Gentherm shareholders approve the Gentherm Share Issuance and the Charter Amendment.

The Gentherm Board also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the fact that pursuing the Transactions could make it more difficult or effectively foreclose the opportunity in the near term to pursue other growth strategies or acquisitions;

•	the dilution of the ownership interests of Gentherm’s current shareholders that will result from the issuance of Gentherm Common Stock in the Merger;

•

the possibility that, in order to assure the tax-free nature of the Transactions, Gentherm may be required, pursuant to the Merger Agreement, to issue additional shares of Gentherm Common Stock to Modine shareholders as a result of changes in the ownership of Modine Common Stock and Gentherm Common Stock by shareholders who own both Modine Common Stock and Gentherm Common Stock between the execution of the Merger Agreement and the Closing;

•

the risk that, notwithstanding the receipt of the IRS Ruling, the Gentherm Merger Tax Opinion, the Modine Merger Tax Opinion and the Modine Distribution Tax Opinion, the Transactions may not achieve their intended tax treatment, and Gentherm may in certain circumstances be required to indemnify Modine for liabilities associated with the failure to achieve such tax treatment;

•

the restrictions imposed on Gentherm’s ability to take certain corporate actions under applicable U.S. federal income tax laws and the terms of the Tax Matters Agreement in order to preserve the tax treatment of the Transactions, which could reduce Gentherm’s ability to engage in certain future business transactions that may be advantageous;

•

the challenges and difficulties, foreseen and unforeseen, relating to the separation of the Performance Technologies Business from the other businesses of Modine and the integration of the Performance Technologies Business with Gentherm’s operations, given the size of the Performance Technologies Business relative to Gentherm and its operations;

•	the risk that Gentherm may be unable to obtain the requisite affirmative vote of Gentherm shareholders to approve the Gentherm Share Issuance and the Charter Amendment;

•

the possibility that the increased revenues, earnings, growth rates, and synergies expected to result from the Transactions may fail to materialize or may not be realized within the expected time frame, or that liabilities and expenses associated with the Performance Technologies Business or the integration of the Performance Technologies Business with Gentherm’s operations may prove greater than anticipated;

•

the one-time costs expected to be incurred in connection with the Transactions and the integration of the Performance Technologies Business with Gentherm’s operations, and the costs that Gentherm management believes are necessary to realize the anticipated synergies from the Transactions and the integration of the Performance Technologies Business with Gentherm’s operations;

•

the fact that projections of future results of operations of the combined company are necessarily estimates based on assumptions, and the risk that the combined company might not achieve those financial projections;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

the current state of the U.S. and global economies, including geopolitical risks and risks related to additional tariffs or trade restrictions and the current and potential impact of these conditions in both the near term and long term on Gentherm’s industry;

•	the risk that the Transactions and the integration process may divert management attention and resources away from other strategic opportunities and from operational matters;

•	the fact that the Transactions will result in a substantial increase in Gentherm’s level of indebtedness;

•	the fact that certain provisions of the Merger Agreement may dissuade third parties from seeking to acquire Gentherm or may otherwise increase the cost of any potential acquisition;

•	the fact that, pursuant to the Merger Agreement, Gentherm may be required to pay Modine a termination fee of $45.0 million if the Merger Agreement is terminated under certain limited circumstances;

•	the fact that Gentherm will be required to reimburse Modine for all or a portion of its financing-related expenses unless the Merger Agreement is terminated under certain limited circumstances;

•

the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as described in the section entitled “Regulatory Approvals,” that governmental authorities could attempt to condition their approval of the Transactions on compliance with certain burdensome conditions, or that regulatory approvals may be delayed;

•	the inability of Gentherm to influence the operations of the Performance Technologies Business during the time period prior to the Closing;

•

the potential impact of the restrictions under the Merger Agreement on Gentherm’s ability to take certain actions during the period between the execution of the Merger Agreement and the Closing, as described in the section entitled “The Merger Agreement-Conduct of Business Pending the Merger;”

•

the possibility that the public announcement of the Transactions could have an adverse effect on Gentherm, including on Gentherm’s customers and operations and Gentherm’s ability to attract and retain key management and personnel during the period prior to the consummation of the Transactions;

•

the fact that, for a limited period of time following the effectiveness of the Separation, the combined company will be dependent on the provision of certain transition services by Modine and will be required to provide certain transition services to Modine;

•

the fact that, in order to preserve the tax-free nature of the Distribution and related transactions (including certain transactions undertaken as part of the Reorganization), Gentherm will be required to abide by certain restrictions for a period of time that could limit its ability to engage in certain future business transactions that might be advantageous;

•	the indemnities being provided by the combined company to Modine under the Separation Agreement and the other Transaction Documents;

•	the combined company’s assumption from Modine of certain liabilities relating to the Performance Technologies Business, as described in the sections entitled “Separation and Distribution Agreement;”

•

the potential downward pressure on the share price of Gentherm Common Stock that may result after the completion of the Transactions if the combined company’s shareholders seek to sell their shares of Gentherm Common Stock and the possibility of associated shareholder litigation;

•

the fact that Gentherm’s executive officers may have certain interests in or receive certain benefits from the Transactions that are different from, or in addition to, those of Gentherm shareholders, as described in the section entitled “The Transactions-Interests of Directors and Executive Officers in the Merger;”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

the risk that the Transactions may not be consummated in a timely manner or at all, including for reasons outside the control of Gentherm or Modine, and the potential adverse consequences, including substantial costs that would be incurred, potential market reaction, and potential damage to Gentherm’s reputation, if the Transactions are not consummated or the Closing does not occur; and

•	other risks of the type and nature described in the section entitled “Risk Factors” and the matters described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Gentherm Board is not exhaustive, but includes the material factors considered by the Gentherm Board, including factors that support the Transactions as well as those that weigh against them. In view of the wide variety of factors considered by the Gentherm Board in connection with its evaluation of the Transactions and the complexity of these matters, the Gentherm Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the Gentherm Board based its recommendation on the totality of the information presented to and considered by it. The Gentherm Board evaluated the factors described above with the assistance of Gentherm management and its legal and financial advisors. In considering the factors described above, individual members of the Gentherm Board may have viewed factors differently or given different weights to other or different factors.

In considering the recommendation of the Gentherm Board, you should be aware that certain of Gentherm’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of Gentherm shareholders generally. The Gentherm Board was aware of these interests and considered them when evaluating, negotiating and approving the Transaction, and in recommending to Gentherm shareholders that they vote in favor of the Gentherm Share Issuance Proposal and the Charter Amendment Proposal. See the section entitled “-Interests of Directors and Executive Officers in the Merger.”

This explanation of the factors considered by the Gentherm Board utilizes forward-looking information and, therefore, should be read in light of the factors discussed in the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Modine’s Reasons for the Merger; Recommendation of Modine’s Board

In deciding to approve the Transactions, the Modine Board, in consultation with Modine’s senior management and Modine’s financial and legal advisors, considered a wide variety of factors, including:

•	Modine expectations that the Transactions will:
•	accelerate Modine’s transformation into a pure-play climate solutions company focused on high-growth, high-margin end markets;

•	enable Modine to further refine its product portfolio by redeploying resources toward high-return initiatives in data center cooling, commercial HVAC and refrigeration technologies;

•	significantly enhance Modine’s growth profile by enabling Modine to prioritize compelling organic and inorganic expansion opportunities;

•	permit Modine to reduce debt and enhance Modine’s financial flexibility to invest in strategic markets and core product platforms;

•

give Modine shareholders the opportunity to benefit from their ownership of (1) 100% of Modine’s high-performing, pure-play climate solutions business and (2) 40%, subject to adjustment, of the combined company (without taking into account any overlapping shareholder ownership), which is expected to benefit from synergies and to be a leading provider of thermal management solutions and precision flow management across multiple attractive end markets;

•	result in a tax-efficient disposition of the Performance Technologies Business for Modine and Modine’s shareholders; and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

enable Modine to select, after good-faith negotiation with Gentherm, two individuals to join the Gentherm Board as of the Effective Time whom the Modine Board believes will make meaningful contributions to long-term value creation at the combined company;

•	the strategic alternatives available to Modine with respect to the Performance Technologies Business and the potential risks and benefits of such alternatives; and

•	the other terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Documents, which are summarized in this proxy statement/prospectus.

The Modine Board also considered a variety of risks and potentially negative factors in its evaluation of the Transactions, including:

•

the possibility that the Transactions may not be completed on the terms or timeline currently contemplated by Modine and Gentherm, or at all, including for reasons outside of the control of Modine or Gentherm;

•	the risk that the completion of the Transactions or the failure to complete the Transactions could negatively affect Modine’s stock price and future business and financial results;

•

the risk that the value of the Gentherm Common Stock received by the Modine shareholders in the Merger (which will represent a fixed percentage of the outstanding shares of Gentherm Common Stock, subject to adjustment as set forth in the Merger Agreement) could fluctuate significantly based on a number of factors, including factors outside of the control of Modine and/or Gentherm or that are unrelated to the performance of the Performance Technologies Business;

•	the risk that the Performance Technologies Business may be unable to retain or recruit employees or maintain or renew relationships with existing customers, suppliers and other third parties;

•

the risks and significant one-time costs relating to the Transactions, including the time and resources required to effect the Separation and the potential diversion of the attention of Modine’s management from operational matters and other strategic opportunities;

•	the risk of not realizing the anticipated benefits of the Transactions;

•

the risk that the Distribution together with certain related transactions might not qualify as generally tax-free under Sections 355 and 368(a) of the Code or that the Merger might not qualify as a generally tax-free “reorganization” under Section 368(a) of the Code;

•

the provisions of the Merger Agreement that restrict Modine’s ability to solicit or participate in discussions or negotiations regarding certain alternative acquisition proposals for the Performance Technologies Business during the pendency of the Transactions;

•

the fact that, to preserve the tax-free nature of the Distribution and related transactions, Modine is subject to certain restrictions that could limit its ability to undertake certain future transactions; and

•	the risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors.”

The discussion of the information and factors considered by the Modine Board is not exhaustive. In view of the wide variety and complexity of the factors that the Modine Board considered, the Modine Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Instead, the Modine Board based its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions on the totality of the information presented to and considered by it.

The discussion of the Modine Board’s reasons for the Transactions and the information and factors considered by the Modine Board is forward looking in nature and should be read in light of the factors discussed

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Certain Financial Forecasts

As a matter of course, neither Gentherm nor Modine generally makes public any long-term projections as to the future performance, earnings or other results, of Gentherm or Modine (or the Performance Technologies Business), respectively, other than quarterly and annual guidance that may be provided to investors, including at an investor day, and, from time to time, longer-term financial targets, as applicable, given the inherent unpredictability of the underlying assumptions and estimates for extended periods.

However, in connection with Gentherm’s consideration of the potential combination of Gentherm and the Performance Technologies Business, Gentherm management prepared and provided to the Gentherm Board in December 2025 certain non-public financial projections related to Gentherm, as a standalone business, for the fiscal years ending December 31, 2026 through 2030 (the “Gentherm Management Financial Projections”). Gentherm also provided the Gentherm Management Financial Projections to Modine in connection with Modine’s due diligence review of Gentherm. In addition, in connection with Gentherm’s due diligence review of the Performance Technologies Business, Modine management provided to Gentherm certain non-public financial projections related to the Performance Technologies Business for fiscal years ending March 31, 2026 through 2030 (such financial projections, the “Modine Management SpinCo Financial Projections”). Gentherm management made certain adjustments to the Modine Management SpinCo Financial Projections based on Gentherm management’s judgment and experience in the industry, its evaluation of the Performance Technologies Business in due diligence and its discussions with Modine management (including the management of the Performance Technologies Business). Gentherm management provided these adjusted financial projections for the Performance Technologies Business to the Gentherm Board in January 2026 (such adjusted projections with respect to the Performance Technologies Business, the “Gentherm Management Adjusted SpinCo Financial Projections”). Gentherm management also provided to the Gentherm Board in January 2026 certain estimates of synergies with respect to the combined company estimated by Gentherm management to result from the Transactions, beginning in Gentherm’s fiscal year ending December 31, 2027 (the “Gentherm Management Estimated Synergies”). On January 14 and 28, 2026, the Gentherm Board reviewed and considered the Gentherm Management Financial Projections, the Gentherm Management Adjusted SpinCo Financial Projections and the Gentherm Management Estimated Synergies in connection with the financial analyses and opinion described under “Opinion of Barclays.” The Gentherm Management Financial Projections, the Gentherm Management Adjusted SpinCo Financial Projections and the Gentherm Management Estimated Synergies are referred to herein as, the “Gentherm Projections” (and together with the Modine Management SpinCo Financial Projections, the “Financial Projections”).

The Financial Projections were not prepared with a view toward public disclosure and the summary thereof is included in this proxy statement/prospectus solely to give Gentherm shareholders access to certain information that was made available to the Gentherm Board in connection with the Gentherm Board’s consideration of the Transactions and to Gentherm’s financial advisor. The summary is not included in this proxy statement/prospectus to influence any Gentherm shareholders to make any investment or voting decision with respect to the Transactions or for any other purpose. In particular, the Financial Projections should not be viewed as public guidance. By including the Financial Projections in this proxy statement/prospectus, none of Gentherm, Modine, the Performance Technologies Business nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Financial Projections or the ultimate performance of Gentherm, SpinCo or any of their respective affiliates or the combined company compared to the information contained in the Financial Projections. Neither Modine nor Gentherm has made any representation in the Merger Agreement, the other Transaction Documents or otherwise, concerning the Financial Projections. The Financial Projections were prepared by, or at the direction of, Gentherm management (as they relate to the Gentherm Projections) and Modine management (as they relate to the Modine Management SpinCo Financial Projections) and were not prepared with a view toward compliance

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Certain of the financial information contained in the Financial Projections are considered non-GAAP financial measures. Gentherm management and Modine management provided this information because Gentherm and Modine management believed it could be useful in evaluating the businesses that are the subject of such financial information. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by each of Gentherm and Modine may not be comparable to similarly titled amounts used by other companies. Financial measures provided to any financial advisor in this context were not prepared with a view toward public disclosure and are excluded from the definition of non-GAAP financial measures under applicable SEC rules and regulations. As a result, such Financial Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure.

The unaudited forward-looking financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Gentherm management and Modine management, as applicable.

Ernst & Young LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this proxy statement/prospectus and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The report of Ernst & Young LLP incorporated by reference in this proxy statement/prospectus relates to Gentherm’s previously issued financial statements. It does not extend to the unaudited forward-looking financial information and should not be read to do so.

KPMG LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this proxy statement/prospectus and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The report of KPMG LLP included in this proxy statement/prospectus relates to the Performance Technologies Business’s audited financial statements and for the years ended March 31, 2025 and 2024. The report does not extend to the unaudited forward-looking financial information and should not be read to do so.

The Financial Projections are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years in the future and such information by its nature becomes less predictive with each successive quarter and year. The Financial Projections included in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance. Gentherm shareholders are urged to read the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Gentherm shareholders also should review the factors described in the section of this proxy statement/prospectus entitled “Risk Factors” and those risk factors incorporated in this proxy statement/prospectus by reference from Item 1A of Gentherm’s annual report on Form 10-K for the fiscal year ended December 31, 2025, from Item 1A of Gentherm’s quarterly report on Form 10-Q for the quarter ended March 31, 2025, from Item 1A of Modine’s annual report on Form 10-K for the fiscal year ended March 31, 2025 and from Item 1A of Modine’s quarterly report on Form 10-Q for the quarter ended December 31, 2025 and subsequent filings with the SEC. The Financial Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change and such Financial Projections do not reflect revised prospects for Gentherm’s business or the Performance Technologies Business or changes in general business or economic conditions or any other transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur. As a result, actual results may differ materially from those contained in the Financial Projections. Accordingly, there can be no assurance that the Financial

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Projections summarized below will be realized or that actual results will not materially vary from such projections. Further, the inclusion of the summaries of the Financial Projections in this proxy statement/prospectus does not constitute an admission or representation by Gentherm, SpinCo or any of their respective affiliates that this information is material. Gentherm shareholders are urged to review the description of the reported and anticipated results of operations and financial condition and capital resources, including Gentherm’s and the Performance Technologies Business’s historical financial statements, included elsewhere in this proxy statement/prospectus.

Gentherm and Modine do not intend to, and, except to the extent required by applicable law expressly disclaim any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error or any of the Financial Projections otherwise would not be realized.

For the foregoing reasons, the inclusion of the Financial Projections in this proxy statement/prospectus should not be regarded as an indication that Gentherm, Modine, SpinCo or their respective affiliates or representatives considered or consider the Financial Projections to be necessarily predictive of actual future events, and the Financial Projections should not be relied upon as such. The Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Gentherm’s business and the Performance Technologies Business contained elsewhere in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in financial projections, Gentherm shareholders are cautioned not to place undue reliance on the Financial Projections and urged to review Gentherm’s and the Performance Technologies Business’s historical financial statements, included elsewhere in this proxy statement/prospectus, for a description of their reported financial results.

Gentherm Management Financial Projections

The Gentherm Management Financial Projections were based upon numerous estimates, expectations, beliefs, opinions and assumptions with respect to Gentherm’s business, including its results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Gentherm’s control and may not be realized. Gentherm management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Gentherm Management Financial Projections were reasonable based on the information available to Gentherm management at the time prepared. However, the Gentherm Management Financial Projections are not a guarantee of actual future performance. The future financial results of Gentherm’s business may differ materially from those expressed in the Gentherm Management Financial Projections due to various factors, including factors that are beyond Gentherm’s ability to control or predict. In addition, the Gentherm Management Financial Projections (i) do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, potential synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies or the effect of any failure of the Merger or the other Transactions to occur; (ii) are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Gentherm Management Financial Projections; and (iii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Gentherm Management Financial Projections will be achieved. Certain of the key assumptions made by Gentherm management in connection with the preparation of the Gentherm Management Financial Projections include (A) a compound annual growth rate on revenue of 7.6% for the fiscal years ending December 31, 2025 through 2030 (reflecting Gentherm’s long-term growth characteristics, expected revenue from previously awarded automotive programs, growth of climate and comfort products outside of light vehicle, and medical growth based on new product launches), (B) a tax rate of approximately 26% (based on Gentherm’s targeted long-term rate), (C) a projected 12% Adjusted EBITDA margin for 2026 (with an expectation to expand to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

approximately 17% in 2030, as a result of, among other things, improvement in overall cost structure as a result of facility consolidation in Europe, Mexico, and China; the impact of incremental volume leverage due to higher revenues; the launch of higher margin automotive programs in the pneumatics business; and improved mix driven by higher margin light vehicle program launches and increased revenue medical and climate and comfort products outside of light vehicle, which each have favorable margins compared to Gentherm’s average ), and (D) projected free cash flows of approximately 6% of sales in 2026, which reflects some improvement over prior years given an increased internal focus on cash flow and reducing capital expenditures, expanding to 10% of sales in 2030 driven by Adjusted EBITDA margin expansion. The Gentherm Management Financial Projections were prepared based on Gentherm management’s reasonable judgment and estimates and knowledge of the industries in which Gentherm operates. No further probability assessment was undertaken with respect to these projections.

The following table presents the material Gentherm Management Financial Projections for the fiscal years ending December 31, 2026 through 2030 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending December 31,
(USD in millions)	2026E	2027E	2028E	2029E	2030E
Revenue	$1,566	$1,750	$1,873	$2,031	$2,142
Adjusted EBITDA (1)	$192	$245	$278	$325	$356
Unlevered Free Cash Flow (2)	$98	$105	$151	$178	$206

(1)

Adjusted EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization with corporate costs deducted and stock-based compensation deducted.

(2)

Unlevered free cash flow is a non-GAAP financial measure and was calculated as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures and changes in net working capital and restructuring costs.

Modine Management SpinCo Financial Projections

The Modine Management SpinCo Financial Projections were based upon numerous estimates, expectations, beliefs, opinions and assumptions with respect to the Performance Technologies Business, including its results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Modine’s control and may not be realized. Modine management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Modine Management SpinCo Financial Projections were reasonable based on the information available to Modine management at the time prepared. However, the Modine Management SpinCo Financial Projections are not a guarantee of actual future performance. The future financial results of the Performance Technologies Business may differ materially from those expressed in the Modine Management SpinCo Financial Projections due to various factors, including factors that are beyond Modine’s ability to control or predict. In addition, the Modine Management SpinCo Financial Projections (i) do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, potential synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies or the effect of any failure of the Merger or the other Transactions to occur; (ii) are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Modine Management SpinCo Financial Projections; and (iii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Modine Management SpinCo Financial Projections will be achieved. The Modine Management SpinCo Financial Projections were prepared on a pro forma basis to reflect the expected business organizational structure and go-forward operational alignment of the Performance Technologies Business, after giving effect to divestitures and products to be transferred to, and retained by,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Modine in connection with the proposed Transactions. Certain of the key assumptions made by Modine’s management in connection with the preparation of the Modine Management SpinCo Financial Projections include assumptions regarding product volumes and prices, which were informed by platform award timelines, booked business, customer guidance, customer inquiries, market intelligence and overall end-market trends across the On-Highway and Heavy-Duty Equipment operating segments; gross margin expansion due to operational efficiencies and cost saving initiatives, a more profitable product mix and the targeted attrition of low-margin programs, in each case, as a result of Modine’s 80/20 business model; growth in the Power Generation business driven by differentiated technologies for use in data center applications; operating expenses consistent with historical trends; margin expansion due to operating leverage; and the amount and timing of capital investment in the Performance Technologies Business. The Modine Management SpinCo Financial Projections were prepared based on Modine management’s reasonable judgment and estimates and knowledge of the industries in which the Performance Technologies Business operates. No further probability assessment was undertaken with respect to these projections.

The following table presents the material Modine Management SpinCo Financial Projections for the fiscal years ending March 31, 2026 through 2030 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending March 31,
(USD in millions)	2026E	2027E	2028E	2029E	2030E
Revenue	$1,119	$1,195	$1,323	$1,394	$1,482
Adjusted EBITDA (1)	$145	$173	$214	$235	$263
Unlevered Free Cash Flow (2)	$104	$104	$113	$138	$154

(1)	Adjusted EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization and includes corporate costs and stock-based compensation.
(2)

Unlevered free cash flow is a non-GAAP financial measure and was calculated as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures and changes in net working capital.

Gentherm Management Adjusted SpinCo Financial Projections

Gentherm management was provided, in connection with its due diligence review of the Performance Technologies Business, the Modine Management SpinCo Financial Projections as described above. Gentherm management made certain adjustments to the Modine Management SpinCo Financial Projections based on Gentherm management’s judgment and experience in the industry, its evaluation of the Performance Technologies Business in due diligence and its discussions with Modine management (including the management of the Performance Technologies Business). These adjustments resulted in lower projected revenue, adjusted EBITDA and unlevered free cash flow of the Performance Technologies Business for the fiscal years ending March 31, 2026 through 2030. These adjustments included decreasing expected growth rates that Gentherm management believed were above market, reducing the Performance Technologies Business’s backlog position in relation to its customer pipeline, including for certain items that Gentherm management could not verify, removing the expected results of certain programs that were included in the Modine Management SpinCo Financial Projections that Gentherm management viewed as high-risk, such as low likelihood electric commercial vehicle programs, and increasing the estimated incremental cost to operate the Performance Technologies Business independent of Modine’s corporate support.

The Gentherm Management Adjusted SpinCo Financial Projections were based upon numerous estimates, expectations, beliefs, opinions and assumptions with respect to the Performance Technologies Business, including its results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Gentherm’s control and may not be realized.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gentherm management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Gentherm Management Adjusted SpinCo Financial Projections were reasonable based on the information available to Gentherm management at the time prepared. However, the Gentherm Management Adjusted SpinCo Financial Projections are not a guarantee of actual future performance. The future financial results of the Performance Technologies Business may differ materially from those expressed in the Gentherm Management Adjusted SpinCo Financial Projections due to various factors, including factors that are beyond Gentherm’s ability to control or predict.

In addition, the Gentherm Management Adjusted SpinCo Financial Projections (i) do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, potential synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies or the effect of any failure of the Merger or the other Transactions to occur; (ii) are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Gentherm Management Adjusted SpinCo Financial Projections; and (iii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Gentherm Management Adjusted SpinCo Financial Projections will be achieved. Certain of the key assumptions made by Gentherm management in connection with the preparation of the Gentherm Management Adjusted SpinCo Financial Projections include the adjustments described above, as well as (i) stock-based compensation not deducted from Adjusted EBITDA and (ii) an assumed tax rate of 21%. The Gentherm Management Adjusted SpinCo Financial Projections were prepared based on Gentherm management’s reasonable judgment and estimates and knowledge of the industries in which SpinCo operates. No further probability assessment was undertaken with respect to these projections.

The following table presents the material Gentherm Management Adjusted SpinCo Financial Projections for the fiscal years ending March 31, 2026 through 2030 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending March 31,
(USD in millions)	2026E	2027E	2028E	2029E	2030E
Revenue	$1,118	$1,138	$1,221	$1,279	$1,353
Adjusted EBITDA (1)	$133	$145	$171	$186	$210
Unlevered Free Cash Flow (2)	$85	$92	$94	$110	$124

(1)

Adjusted EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization with corporate costs deducted and stock-based compensation not deducted.

(2)	Unlevered free cash flow was calculated as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures, changes in net working capital and restructuring costs.

Gentherm Management Estimated Synergies

The Gentherm Management Estimated Synergies were prepared by Gentherm management. The Gentherm Management Estimated Synergies were derived in part from analysis of Gentherm and the Performance Technologies Business based on Gentherm management’s due diligence review. The Gentherm Management Estimated Synergies were based upon numerous estimates, expectations, beliefs, opinions and assumptions with respect to the post-Transaction combination of Gentherm and the Performance Technologies Business, including its cost and operating structure, results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Gentherm’s control and may not be realized. Gentherm management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Gentherm Management Estimated Synergies were reasonable based on the information available to Gentherm management at the time prepared. However, the Gentherm Management

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Estimated Synergies are not a guarantee of actual future performance or ability to achieve the estimated synergies. The future financial consequences to Gentherm of the consummation of the Transactions may differ materially from those expressed in the Gentherm Management Estimated Synergies due to various factors, including factors that are beyond Gentherm’s ability to control or predict. Important factors that may affect Gentherm’s actual ability to achieve these estimated synergies are further described under “Cautionary Statement Concerning Forward-Looking Statements.” Information regarding the uncertainties associated with realizing these estimated synergies is also described under “Risk Factors.”

The Gentherm Management Estimated Synergies (i) assume the completion of the Transactions not later than the end of 2026 and are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Gentherm Management Estimated Synergies; and (ii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Gentherm Management Estimated Synergies will be achieved. The Gentherm Management Estimated Synergies anticipate (i) approximately $12.0 million in annualized cost synergies and $15.0 million of integration expenses for the fiscal year ended March 31, 2028; (ii) approximately $25.0 million in annualized cost synergies and $12.0 million of integration expenses for the fiscal year ended March 31, 2029; and (iii) run-rate synergies of approximately $24 starting for the fiscal year ended March 31, 2030, in each case, subject to the important qualifications, limitations, and cautionary considerations described above. These estimated synergies are primarily based on material assumptions regarding the results of anticipated overhead and support structure optimization through efficiencies in headcount and footprint optimization, reduced logistics costs as a result of various optimizing actions and other indirect savings attributable to the larger size of the combined company, including consolidating overlapping vendors, negotiating better rates and aligning procurement policies across Gentherm and the Performance Technologies Business. These estimated cost synergies represent approximately 2% of the estimated net sales of the Performance Technologies Business for the fiscal year ended March 31, 2026.

Opinion of Barclays

Gentherm engaged Barclays to act as its financial advisor with respect to the Transactions, pursuant to an engagement letter dated December 1, 2025. At the meeting of the Gentherm Board on January 28, 2026, Barclays rendered its oral opinion, subsequently confirmed in a written opinion dated January 29, 2026, that as of such date, and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Barclays as set forth in the written opinion, the Exchange Ratio in the Merger was fair to Gentherm from a financial point of view.

The full text of the written opinion of Barclays, dated as of January 29, 2026, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of the review undertaken by Barclays in rendering its opinion, is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the opinion carefully and in its entirety. The summary of the opinion of Barclays set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Gentherm Board and addresses only the fairness, from a financial point of view, to Gentherm of the Exchange Ratio in the Merger as of the date of the opinion. Barclays’ opinion did not address any other aspect of the Merger or related transactions, including the prices at which Gentherm Common Stock will trade following consummation of the Merger or any other matter. The terms of the Transactions were determined through arm’s-length negotiations between Gentherm and Modine and were approved by the Gentherm Board. Barclays did not recommend any specific form of consideration to Gentherm or that any specific form of consideration constituted the only appropriate consideration for the Transactions. Barclays was not requested to address, and its opinion does not in any manner address, Gentherm’s underlying business decision to proceed with or effect the Transactions, the likelihood of consummation of the Transactions or the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

relative merits of the Transactions as compared to any other transaction or business strategy in which Gentherm may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration paid in the Transactions or otherwise. The opinion was addressed to, and rendered for the benefit of, the Gentherm Board and was not intended to, and did not, constitute advice or a recommendation to any shareholder of Gentherm as to how such shareholder should vote with respect to the Transactions.

In arriving at its opinion, Barclays, among other things, reviewed and analyzed:

•	The Merger Agreement, the Separation Agreement and the specific terms of the Transactions and certain other related documents;

•

Publicly available information concerning Gentherm, Modine and the Performance Technologies Business, that Barclays believed to be relevant to its analysis, including Gentherm’s and Modine’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2024 and March 31, 2025, respectively, and Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2025;

•

Financial and operating information with respect to the business, operations and prospects of Gentherm and the Performance Technologies Business furnished to Barclays by Gentherm and Modine, including financial projections of the Performance Technologies Business prepared by Modine, referred to as the Modine Management SpinCo Financial Projections as summarized under “The Transactions – Certain Financial Forecasts – Modine Management SpinCo Financial Projections”, and adjusted by management of Gentherm, referred to as the Gentherm Management Adjusted SpinCo Financial Projections as summarized under “The Transactions – Certain Financial Forecasts – Gentherm Management Adjusted SpinCo Financial Projections”, and financial projections for Gentherm prepared by Gentherm, referred to as the Gentherm Management Financial Projections, as summarized under “The Transactions – Certain Financial Forecasts – Gentherm Management Financial Projections”;

•	A trading history of shares of Gentherm Common Stock from January 23, 2025 to January 23, 2026 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•

A comparison of historical financial results and present financial condition of Gentherm and the Performance Technologies Business with each other and with those of other companies that Barclays deemed relevant;

•	A comparison of the financial terms of the Transactions with the financial terms of certain other transactions that Barclays deemed relevant;

•

The pro forma impact of the Transactions on the future financial performance of the combined company, including the estimated operating synergies expected by the management of Gentherm to result from the combination of Gentherm and the Performance Technologies Business, referred to as the Gentherm Management Estimated Synergies, as summarized under “The Transactions – Certain Financial Forecasts – Gentherm Management Estimated Synergies”; and

•	The relative contributions of Gentherm and the Performance Technologies Business to the future financial performance of the combined company on a pro forma basis.

In addition, Barclays had discussions with the management of Gentherm concerning its business, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of Gentherm that they are not aware of any facts or circumstances that would

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

make such information inaccurate or misleading. With respect to the Gentherm Management Financial Projections and the Gentherm Management Adjusted SpinCo Financial Projections, upon the advice of Gentherm, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Gentherm as to the future financial performance of Gentherm and the Performance Technologies Business, respectively, and that Gentherm and the Performance Technologies Business will perform substantially in accordance with such projections. Furthermore, upon the advice of Gentherm, Barclays assumed that the amounts and timing of the Gentherm Management Estimated Synergies are reasonable and that the Gentherm Management Estimated Synergies will be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Gentherm and did not make or obtain any evaluations or appraisals of the assets or liabilities of Gentherm. Barclays’ opinion related to the relative values of Gentherm and the Performance Technologies Business as of the date thereof. Barclays’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, January 29, 2026. Barclays assumes no responsibility for updating or revising its opinion based on events or circumstances that may occur after January 29, 2026. Barclays expressed no opinion as to the prices at which shares of Gentherm Common Stock or shares of Modine Common Stock would trade following the announcement or consummation of the proposed Transactions. Barclays’ opinion should not be viewed as having provided any assurance that market value of the shares of Gentherm Common Stock or Modine Common Stock to be held by Gentherm shareholders or Modine shareholders after the consummation of the Transactions will be in excess of the market value of Gentherm Common Stock or Modine Common Stock owned by such shareholders at any time prior to the announcement or consummation of the Transactions.

Barclays assumed the accuracy of the representations and warranties contained in the Transaction Documents, as applicable, and all other agreements related thereto. Barclays assumed, upon the advice of Gentherm, that all material governmental, regulatory and third-party approvals, consents and releases for the proposed Transactions would be obtained within the constraints contemplated by the Transaction Documents and that the Transactions will be consummated in accordance with the terms of the Transaction Documents without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays also assumed there would be no adjustment to the Exchange Ratio other than as expressly provided in, and solely to the extent required by and in accordance with, Section 3.1(c) of the Merger Agreement, and that any adjustment to the Exchange Ratio would not be in excess of the Final Adjustment Cap. Barclays did not express any opinion as to any tax or other consequences that might result from the Transactions, to any party or any shareholder, nor did the opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Gentherm had obtained such advice as it deemed necessary from qualified professionals. Barclays assumed that the Merger would qualify for U.S. Federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code, and that the Distribution would be generally tax-free to Modine and the shareholders of Modine pursuant to Section 355 of the Code. Barclays did not independently verify that this tax treatment would be available in respect of the Transactions, and expressed no view with respect to the tax treatment or consequences that will apply to or result from the Transactions.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Gentherm Common Stock or to the Performance Technologies Business but rather made its determination as to fairness, from a financial point of view, of the Exchange Ratio in the Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but, rather, made qualitative judgments as to the significance and relevance of each analysis and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Transactions. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in connection with its oral opinion and the preparation of its written opinion to the Gentherm Board dated January 29, 2026. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analyses and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Gentherm, Modine, SpinCo or any other parties to the Transactions. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Gentherm, the Performance Technologies Business or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Gentherm, SpinCo, Modine, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

As noted above, Barclays’ opinion assumed there would be no adjustment to the Exchange Ratio other than as expressly provided in, and solely to the extent required by and in accordance with, Section 3.1(c) of the Merger Agreement, and that any adjustment to the Exchange Ratio would not be in excess of the Final Adjustment Cap.

Discounted Cash Flow Analysis

In order to estimate the present value of shares of Gentherm Common Stock and SpinCo Common Stock, Barclays performed a discounted cash flow analysis of Gentherm and the Performance Technologies Business. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gentherm

To calculate the estimated enterprise value of Gentherm using the discounted cash flow method, Barclays added (1) the present value of Gentherm’s projected unlevered free cash flows for the period between January 1, 2026 and December 31, 2030 based on the Gentherm Management Financial Projections to (2) the present value of the terminal value of Gentherm as of December 31, 2030, which present values were discounted using a range of selected discount rates from 10.5% to 11.5%. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest and, adding back the aggregate of depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital and restructuring costs. The residual value of Gentherm at the end of the forecast period, or “terminal value,” was estimated by applying a range of terminal exit multiples of 6.0x to 7.5x, which was derived by Barclays utilizing its professional judgment and experience and based on the Selected Precedent Transactions Analysis and applying such range to Gentherm’s estimated next twelve month (“NTM”) adjusted EBITDA, as set forth in the Gentherm Management Financial Projections, as of the calendar year ended December 31, 2030. The range of discount rates of 10.5% to 11.5% was selected based on an analysis of the weighted average cost of capital of Gentherm. The discounted cash flow analysis based on the terminal multiples implied a range of enterprise values for Gentherm of $1.8 billion to $2.2 billion and values per share of Gentherm Common Stock (rounded to the nearest dollar) as of January 23, 2026 of $56 to $68, as compared to the closing trading price of Gentherm Common Stock of $37.00 on January 23, 2026.

Performance Technologies Business

To calculate the estimated enterprise value of the Performance Technologies Business using the discounted cash flow method, Barclays added (1) the present value of the projected unlevered free cash flows of the Performance Technologies Business for the period between January 1, 2026 and March 31, 2030 based on the Gentherm Management SpinCo Adjusted Financial Projections to (2) the present value of the terminal value of the Performance Technologies Business as of March 31, 2030, which present values were discounted using a range of selected discount rates from 10.0% to 11.0%. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest and, adding back the aggregate of depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital and restructuring costs. The residual value of the Performance Technologies Business at the end of the forecast period, or terminal value, was estimated by applying a range of terminal multiples of 6.5x to 8.0x, which was derived by Barclays utilizing its professional judgment and experience and the results of Barclays’ Selected Precedent Transactions Analysis and applying such range to the Performance Technologies Business’s estimated NTM adjusted EBITDA, as set forth in the Gentherm Management SpinCo Adjusted Financial Projections, as of the fiscal year ended March 31, 2030, both with and without taking into account Gentherm Management Estimated Synergies. The range of discount rates of 10.0% to 11.0% was selected based on an analysis of the weighted average cost of capital of the Performance Technologies Business. This resulted in implied enterprise value ranges of $1.2 billion to $1.5 billion on a standalone basis, without taking into account the Gentherm Management Estimated Synergies, and $1.3 billion to $1.6 billion, taking into account Gentherm Management Estimated Synergies.

Selected Comparable Company Analysis

Gentherm

In order to assess how the public market values the stock of similar publicly traded companies, Barclays reviewed and compared specific financial data relating to Gentherm with the below companies in the auto supplier business, which companies Barclays deemed comparable to Gentherm and its subsidiary businesses. Barclays chose such selected comparable companies based on its experience in the auto supplier business sector and because the businesses and operating profiles of such companies (including their products, end markets and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

geographic footprint, as well as their respective size and valuation) are reasonably similar to Gentherm. Such selected companies were:

Company	EV / 2025E EBITDA Multiple	EV / 2026E EBITDA Multiple
• Adient plc	3.7x	3.6x
• American Axle & Manufacturing Holdings, Inc.[1]	3.9x	3.9x
• Aptiv PLC	6.5x	6.2x
• Autoliv, Inc.	7.6x	6.9x
• BorgWarner Inc.	5.4x	5.3x
• Dana Incorporated[2]	7.2x	5.4x
• Garrett Motion Inc.	7.4x	7.0x
• Gentex Corporation	8.0x	7.7x
• Lear Corporation	4.9x	4.7x
• Magna International Inc.	4.4x	4.2x
• PHINIA Inc.	7.1x	6.7x
• Sensata Technologies Holding plc	8.5x	8.3x
• Visteon Corporation	4.0x	3.9x

Barclays calculated and compared various financial multiples and ratios of Gentherm and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of enterprise value to projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”). Enterprise value and EBITDA calculations for the selected publicly traded comparable companies were based on publicly available financial data and closing prices as of January 23, 2026.

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Gentherm. However, because no selected comparable company is exactly the same as Gentherm, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Gentherm and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, product portfolio, served markets and channels, and degree of operational risk between Gentherm and the companies included in the selected company analysis.

Based on these judgments, Barclays selected the trading value multiples ranging from 6.0x to 7.5x for the projected 2025 calendar year adjusted EBITDA of Gentherm as set forth in the Gentherm Management Financial Projections to calculate a range of implied enterprise values for Gentherm of $1.1 billion to $1.3 billion and implied values per share of Gentherm Common Stock (rounded to the nearest dollar) as of January 23, 2026 of $33 to $41, as compared to the closing trading price of Gentherm Common Stock of $37.00 on January 23, 2026.

Barclays further selected the trading value multiples ranging from 5.5x – 7.0x for the projected 2026 calendar year adjusted EBITDA of Gentherm as set forth in the Gentherm Management Financial Projections to calculate a range of implied enterprise values for Gentherm of $1.1 billion to $1.3 billion and implied values per share of Gentherm Common Stock (rounded to the nearest dollar) as of January 23, 2026 of $33 to $42, as compared to the closing trading price of Gentherm Common Stock of $37.00 on January 23, 2026.

[1]	Pro forma for the acquisition of Dowlais announced on 1/29/2025.
[2]	Pro forma for Allison’s acquisition of Dana’s Off-Highway business announced on 6/11/2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Performance Technologies Business

In order to assess how the public market values shares of similar companies that are publicly traded, Barclays reviewed and compared specific financial and operating data relating to the Performance Technologies Business with the following companies in the auto supplier business and commercial vehicles business sectors, which companies Barclays deemed comparable to the Performance Technologies Business. Barclays chose such selected companies based on its experience in the auto supplier and commercial vehicles business sectors and because the businesses and operating profiles of such companies (including their products, end markets and geographic footprint, as well as their respective size and valuation) are reasonably similar to the Performance Technologies Business. The selected companies were:

Company	EV / 2025E EBITDA Multiple	EV / 2026E EBITDA Multiple
• Adient plc	3.7x	3.6x
• Allison Transmission Holdings, Inc.	9.0x	7.6x
• American Axle & Manufacturing Holdings, Inc.[3]	3.9x	3.9x
• Aptiv PLC	6.5x	6.2x
• Autoliv, Inc.	7.6x	6.9x
• BorgWarner Inc.	5.4x	5.3x
• Cummins Inc.	14.4x	13.1x
• Dana Incorporated[4]	7.2x	5.4x
• Garrett Motion Inc.	7.4x	7.0x
• Gentex Corporation	8.0x	7.7x
• Lear Corporation	4.9x	4.7x
• Magna International Inc.	4.4x	4.2x
• PHINIA Inc.	7.1x	6.7x
• Sensata Technologies Holding plc	8.5x	8.3x
• Visteon Corporation	4.0x	3.9x

Barclays calculated and compared various financial multiples and ratios of the Performance Technologies Business and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of enterprise value to projected EBITDA. Enterprise value and EBITDA calculations for the selected publicly traded comparable companies were based on publicly available financial data, and closing prices, as of January 23, 2026.

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of the Performance Technologies Business. However, because no selected comparable company is exactly the same as the Performance Technologies Business, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Performance Technologies Business and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, product portfolio, served markets and channels, and degree of operational risk between the Performance Technologies Business and the companies included in the selected company analysis.

Based on these judgments, Barclays selected the trading value multiples ranging from 6.5x to 8.0x for the projected 2026 fiscal year adjusted EBITDA of the Performance Technologies Business based on the SpinCo Adjusted Financial Projections to calculate an implied enterprise value range of $0.9 billion to $1.1 billion.

[3]	Pro forma for the acquisition of Dowlais announced on 1/29/2025.
[4]	Pro forma for Allison’s acquisition of Dana’s Off-Highway business announced on 6/11/2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Barclays further selected the trading value multiples ranging from 6.0x to 7.5x for the projected 2027 fiscal year adjusted EBITDA of the Performance Technologies Business based on the SpinCo Adjusted Financial Projections to calculate an implied enterprise value range of $0.9 billion to $1.1 billion.

Selected Precedent Transactions Analysis

Performance Technologies Business

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions in the past five years with significant powertrain exposure and internal combustion engine exposure in the auto supplier and commercial vehicle industries, that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Performance Technologies Business with respect to the characteristics of their businesses.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Performance Technologies Business and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Transactions which would affect the acquisition values of the selected target companies and the Performance Technologies Business.

The following table sets forth the transactions analyzed based on such characteristics:

Date Announced	Acquiror	Target	Approx. LTM Multiples
June 2025	Allison Transmission Holdings, Inc.	Dana Incorporated (Off-Highway Drive & Motion Systems business)	~6.8x
January 2025	American Axle & Manufacturing Holdings, Inc.	Dowlais Group plc	~4.1x5
November 2024	ABC Technologies	TI Fluid Systems plc	~5.7x5
October 2023	Schaeffler AG	Vitesco Technologies Group AG	~5.1x5
February 2022	Apollo Funds	Tenneco Inc.	~5.4x
February 2022	Cummins Inc.	Meritor, Inc.	~7.4x
January 2020	BorgWarner Inc.	Delphi Technologies	~5.7x

[5]	Adjusted for comparability to US GAAP.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Barclays reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s estimated LTM EBITDA. Barclays then applied LTM EBITDA multiples of 6.5x to 7.5x derived from the selected transactions, based on its professional judgment and experience, to the projected 2026 fiscal year adjusted EBITDA of the Performance Technologies Business. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of the Performance Technologies Business were based on the SpinCo Adjusted Financial Projections. This analysis indicated the approximate implied enterprise value range of $0.9 billion to $1.0 billion for the Performance Technologies Business on a standalone basis.

Relative Valuation

By dividing the low endpoint and the high endpoint of the implied equity value range derived for Gentherm pursuant to the analysis of discounted cash flows (both with and without taking into account the Gentherm Management Estimated Synergies) by the high endpoint and the low endpoint of the implied equity value range derived for the Performance Technologies Business pursuant to the analysis of discounted cash flows (both with and without taking into account the Gentherm Management Estimated Synergies), respectively, Barclays calculated the following approximate reference ranges for the implied pro forma equity ownership of Gentherm shareholders in the combined company after the consummation of the Transactions, after deducting $210.0 million in respect of the SpinCo Cash Distribution, as compared to the equity ownership in the combined company after the consummation of the Transactions implied by the Exchange Ratio set forth in the Merger Agreement.

Implied Equity Ownership Reference Range
Discounted Cash Flow Analysis (without Gentherm Management Estimated Synergies)	58.0% – 68.0%
Discounted Cash Flow Analysis (with Gentherm Management Estimated Synergies)	55.0% – 65.0%

By dividing the low endpoint and the high endpoint of the implied equity value range derived for Gentherm pursuant to the selected comparable companies analysis by the high endpoint and the low endpoint of the implied equity value range derived for the Performance Technologies Business pursuant to the selected comparable companies analysis — in each case using projected adjusted EBITDA figures as set forth in the Gentherm Management Financial Projections and the Gentherm Management SpinCo Adjusted Financial Projections, respectively, and comparing (x) Gentherm’s projected calendar year 2025 adjusted EBITDA with the Performance Technologies Business’s projected adjusted EBITDA for the fiscal year ending March 2026, and (y) Gentherm’s projected calendar year 2026 adjusted EBITDA with the Performance Technologies Business’s projected adjusted EBITDA for the fiscal year ending March 2027 — Barclays calculated the following approximate reference ranges for the implied pro forma equity ownership of Gentherm shareholders in the combined company after the consummation of the Transactions, after deducting $210.0 million in respect of the SpinCo Cash Distribution, as compared to the equity ownership in the combined company after the consummation of the Transactions implied by the Exchange Ratio set forth in the Merger Agreement.

Implied Equity Ownership Reference Range
Selected Comparable Companies Analysis (CY 2025 for Gentherm and FY 2026 for Platinum)	55.0% – 67.0%
Selected Comparable Companies Analysis (CY 2026 for Gentherm and FY 2027 for Platinum)	54.0% – 67.0%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the following.

Gentherm 52 Week High / Low Analysis

Barclays reviewed the 52-week low and 52-week high prices of shares of Gentherm Common Stock as of January 23, 2026 (rounded to the nearest dollar), and calculated Gentherm’s implied enterprise value range therefrom. The following reflects the results of the analysis, as compared to the enterprise value of Gentherm of $1.2 billion calculated at the base stock price of $37 as of market close on January 23, 2026:

52-Week Low - High	$23 – $41 per share
Implied Enterprise Value	$0.8 billion – $1.3 billion

Gentherm Broker Target Prices Analysis

Barclays reviewed the target prices published by five (5) brokers covering Gentherm as of January 23, 2026. The price target range for Gentherm Common Stock (rounded to the nearest dollar) was $42 per share to $53 per share.

Miscellaneous

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Gentherm Board selected Barclays because of its familiarity with Gentherm and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Transactions.

Barclays is acting as financial advisor to Gentherm in connection with the proposed Merger. As compensation for its services in connection with the Merger, Gentherm paid Barclays a fee of $3,000,000 upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the consummation of the Merger. Additional compensation of $17,000,000 will be payable on completion of the Merger, against which the amounts paid for the opinion will be credited. In addition, Gentherm has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement.

Barclays has performed various investment banking and financial services for Gentherm and Modine in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the two years preceding the date of its opinion, Barclays has performed the following investment banking and financial services for Modine: (i) acted as a financial advisor for Modine in connection with its acquisition of Scott Springfield Manufacturing in February 2024 and (ii) acted as a lender in Modine’s revolving credit facility and term loan credit facility, for which Barclays has received customary fees. In the two years preceding the date of its opinion, Barclays has received approximately $1.0 million in investment banking fees from Modine. In addition, Barclays is currently engaged as a financial advisor to Modine in connection with services unrelated to the Transactions for which Barclays may receive customary fees and is currently a lender in Modine’s credit facilities for which Barclays will receive customary fees. In the two years preceding the date of its opinion, Barclays has not performed any investment banking and financial services for Gentherm; however, Barclays has been engaged by the Gentherm in connection with the financing

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

transactions related to the Transactions for which Barclays will receive customary fees. The foregoing engagements were disclosed to Gentherm and considered by the Gentherm Board in connection with its appointment of Barclays as its financial advisor and in its evaluation of the Transactions.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of Barclays’ business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Gentherm and Modine for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Overlap Shareholder Determination Process

Under the Merger Agreement, Gentherm and Modine agreed that Overlap Shareholders will mean those persons that are treated as owning (for U.S. federal income tax purposes) both SpinCo Common Stock and Gentherm Common Stock as of immediately prior to the Effective Time based on (a) the actual knowledge of Modine or Gentherm at the beginning of the day on the date that is two business days prior to the Closing Date or any earlier time specified in the IRS Ruling as the relevant time to gather information to establish the stock ownership of Overlap Shareholders or, absent such actual knowledge, (b) the most recent publicly available information at the relevant time, obtained from sources specified in the IRS Ruling as permitted sources of publicly available information to establish the stock ownership of Overlap Shareholders. Gentherm and Modine acknowledged and agreed that the formal ruling request in respect of the IRS Ruling may request that the relevant time is earlier than the date that is two business days prior to the Closing Date. The Overlap Shareholders and their respective SpinCo Overlap Ownership Percentages and Gentherm Overlap Ownership Percentages (each as defined in the Merger Agreement) will be determined in a manner that incorporates, reflects and is consistent with the parameters set forth in Schedule A of the Merger Agreement and based on the sources of publicly available information specified therein (to the extent such sources are permitted sources).

Ownership of Gentherm Following the Transactions

For a discussion of the ownership of Gentherm following the Transactions, see the section entitled “The Transaction Agreements-The Merger Agreement-Merger Consideration; Gentherm Special Dividend.”

Ownership of SpinCo Following the Transactions

Following the Effective Time, 100% of the outstanding shares of SpinCo Common Stock are expected to be owned by Gentherm, and SpinCo will be a wholly owned subsidiary of Gentherm.

Interests of Directors and Executive Officers in the Merger

As of the date of this proxy statement/prospectus, Gentherm’s directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of Gentherm’s shareholders generally. As with all Gentherm shareholders, Gentherm’s directors and executive officers may benefit from the Transactions as a result of their ownership of Gentherm Common Stock, including any shares of Gentherm Common Stock underlying Gentherm equity-based awards.

Non-employee members of the Gentherm Board do not have any compensation or benefits that will vest or become payable upon the completion of the Transactions, and accordingly, such members do not have interests that are in addition to, or different from, the interests of Gentherm’s shareholders generally. Similarly, Gentherm’s executive officers do not currently have any compensation or benefits that will vest or become payable upon the completion of the Transactions. However, by virtue of continuing to serve as executive officers of Gentherm following the Transactions, Gentherm’s executive officers may have interests in the Transactions that are different

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

than those of Gentherm’s shareholders generally, including that Gentherm’s executive officers may, in the future, receive increased compensation to reflect increased responsibilities and the larger scale and complexity of their roles with respect to the combined company or receive compensation in connection with their successful execution of the Transactions. Any such future increases in compensation will remain subject to the Gentherm Board’s Compensation and Talent Committee procedures as described in Gentherm’s SEC filings.

Outstanding Gentherm Equity Awards will remain outstanding following the Merger and the consummation of the Merger will not constitute a “change in control” under the Gentherm Equity Incentive Plan or under the terms of any Gentherm Equity Awards. As a result, the consummation of the Merger will not result in the accelerated vesting or cancellation of any outstanding Gentherm Equity Awards held by Gentherm named executive officers, and Gentherm has not taken any action with respect to any such outstanding Gentherm Equity Awards in connection with the Transactions.

Because, as of the date of this proxy statement/prospectus, Gentherm does not have any “golden parachute” arrangements with any of its named executive officers that would involve the payment of any compensation based on or related to the Transactions, this proxy statement/prospectus does not include tabular disclosure pursuant to Item 402(t) of the SEC’s Regulation S-K of the compensation that may be paid or become payable to Gentherm’s named executive officers in connection with the Transactions, or a proposal for a non-binding, advisory vote with respect to such compensation pursuant to Rule 14a-21(c) of the Exchange Act, on the basis that there is no such compensation as of the date of this proxy statement/prospectus.

As of     , 2026 the latest practicable date prior to the date hereof, Gentherm’s directors and executive officers beneficially owned, in the aggregate,  % of the outstanding shares of Gentherm Common Stock and none of the directors or executive officers of Gentherm beneficially owned any shares of Modine Common Stock.

Treatment of Modine Equity Awards in Connection with the Transactions

Equity Awards Held by Individuals Other Than SpinCo Transferred Employees. The Modine equity incentive awards held by employees or former employees of Modine who are not SpinCo Transferred Employees or by non-employee directors of Modine will not be converted into or substituted with awards relating to Gentherm Common Stock. Instead, those awards will remain outstanding as awards in respect of shares of Modine Common Stock, subject to adjustment to reflect the Transactions in such manner as determined by the Modine Board or its compensation committee in its sole discretion and in accordance with the applicable Modine equity plans and agreements underlying such equity incentive awards. The Transactions will not automatically result in the accelerated vesting of any of these awards.

Equity Awards Held by SpinCo Transferred Employees. Pursuant to the Employee Matters Agreement, at the Effective Time, each outstanding Modine Option Award, Modine RSU Award and Modine PS Award held by a SpinCo Transferred Employee will be converted into, or substituted with, a corresponding award with respect to Gentherm Common Stock, as follows:

•

Modine Option Award: Each outstanding Modine Option Award (whether vested or unvested) held by a SpinCo Transferred Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm stock option award (“Gentherm Option Award”), subject to the same terms and conditions (including with respect to vesting and expiration) as were applicable to the Modine Option Awards immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The (i) number of shares of Gentherm Common Stock subject to each Gentherm Option Award will be equal to the product, rounded down to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine Option Award immediately prior to the Distribution Time multiplied by (b) the Equity Award Exchange Ratio, and (ii) per-share exercise price of such Gentherm Option

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Award will be equal to the quotient, rounded up to the nearest cent, of (x) the per-share exercise price of the corresponding Modine Option Award immediately prior to the Distribution Time, divided by (y) the Equity Award Exchange Ratio, in each case, determined in a manner consistent with the requirements of Sections 424 and 409A of the Code.

•

Modine RSU Award: Each Modine RSU Award held by a SpinCo Transferred Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm restricted stock unit award (“Gentherm RSU Award”), subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such Modine RSU Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The number of shares of Gentherm Common Stock subject to each Gentherm RSU Award will be equal to the product, rounded to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine RSU immediately prior to the Distribution Time by (b) the Equity Award Exchange Ratio.

•

Modine PS Award: Each Modine PS Award held by a SpinCo Transferred Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm RSU Award, subject to the same terms and conditions (including terms and conditions with respect to settlement and vesting, except that performance conditions will no longer apply) after the Effective Time as were applicable to such Modine PS Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as Gentherm determines are reasonably required to reflect the Transactions. The number of shares of Gentherm Common Stock subject to each Gentherm RSU Award will be equal to the product, rounded to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine PS Award immediately prior to the Distribution Time, determined based on the greater of target or actual performance, as determined in good faith by the Modine Board (or target performance, for any Modine PS Award granted within 12 months prior to the Distribution Time) by (b) the Equity Award Exchange Ratio.

The Employee Matters Agreement provides that, with respect to each SpinCo Transferred Employee who received a Modine PS Award in 2025 (or would have been eligible to receive such award if such SpinCo Transferred Employee had been in active employment on such date of grant), if such employee’s employment is terminated by Gentherm for any reason other than “cause” (as defined in the Gentherm Incorporated 2023 Equity Incentive Plan) within 12 months following the Effective Time, any Gentherm Option Awards and Gentherm RSU Awards granted to such SpinCo Transferred Employee in connection with the conversion of their outstanding Modine Awards that would be eligible to vest in the 12 month period following such termination will vest and, for Gentherm Option Awards, become exercisable, as of such termination.

Regulatory Approvals

HSR Act and U.S. Antitrust Matters

The Merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder. Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file its respective HSR Act notifications with the DOJ and the FTC. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR Act notifications or the earlier termination of such waiting period. Gentherm and Modine have both filed their respective HSR Act notifications and were granted early termination of the waiting period thereunder as of 11:25 a.m., Eastern Time, on March 26, 2026. If the Merger is not completed within 12 months after the expiration of the HSR Act waiting period, Gentherm and Modine will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be terminated before the Merger could be completed.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

At any time before or after the Merger is completed, the DOJ or the FTC could take action to challenge the Merger on antitrust grounds, including seeking to preliminarily or permanently enjoin the Merger. In addition, U.S. state attorneys general could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Neither Gentherm nor Modine believes that the Merger violates the antitrust laws, but there can be no guarantee that the DOJ, the FTC, U.S. state attorneys general or other private parties will not take a different position.

Global Antitrust and Other Regulatory Approvals

In addition to antitrust approval in the United States, the completion of the Merger is conditioned on the receipt of certain consents or approvals from the competition authorities in the Czech Republic and Germany. There can be no assurance that governmental authorities in these or other jurisdictions will not assert that other notices or regulatory approvals are required or seek to preliminarily or permanently enjoin the Merger.

IRS Ruling

Modine intends to submit to the IRS a request for the IRS Ruling regarding, among other things, the proper time, manner and methodology for measuring Overlap Shareholders for purposes of Section 355(e) of the Code. Receipt of the IRS Ruling in form and substance reasonably satisfactory to Modine, which shall continue to be valid and in full force and effect as of the Closing, is a condition to the Distribution and the Merger.

There can be no assurances when or if Modine will receive the IRS Ruling or as to the contents of the IRS Ruling, if received. The IRS has issued private letter rulings to other parties that contain rulings substantially similar to those Modine is requesting, but a private letter ruling can only be relied upon by the party to whom it is addressed and the IRS is not required to issue similar rulings to Modine. The IRS may decline to issue the IRS Ruling, in which case Modine and SpinCo will not be required to close the Merger. Depending on the rulings received and whether Modine, in its sole discretion, waives the closing condition tied to receipt of the IRS Ruling, the shares of SpinCo Common Stock could be converted into the right to receive approximately 40.0% to 50.5% of the outstanding shares of Gentherm Common Stock immediately following the consummation of the Merger, based upon the Exchange Ratio, and any adjustments thereto as provided in the Merger Agreement.

The Exchange Ratio will ultimately depend on the parties’ ability to determine the Overlap Shareholders at the time of the Merger based on the principles set forth in the IRS Ruling. Further, the IRS Ruling will be based on, among other things, certain assumptions as well as the accuracy of certain factual representations and statements that Modine makes to the IRS. Although a private letter ruling from the IRS is generally binding on the IRS, if the parties do not apply the IRS Ruling correctly or any of the representations or statements that Modine makes are, or become, inaccurate or incomplete, the Distribution might not qualify as tax-free for U.S. federal income tax purposes. Receipt of the IRS Ruling is a condition to the Distribution and the Merger. In the event the IRS refuses to grant any ruling requested in the IRS Ruling, Gentherm and Modine will collaborate reasonably and in good faith to change the method or structure of effecting the Transactions so as to either (i) make likely the receipt of the IRS Ruling, (ii) make likely the receipt of the tax opinions required under the Merger Agreement or (iii) allow Modine to accomplish the same result as the structure contemplated as of the date of the Merger Agreement in a tax-free or, in the reasonable judgment of Modine, tax-efficient manner, as promptly as practicable and in any event prior to the Outside Date.

Listing

Gentherm intends to file an application with Nasdaq for the listing of the shares of Gentherm Common Stock to be issued pursuant to the Merger Agreement. It is a condition to the obligation of the parties to consummate the Merger that the shares of Gentherm Common Stock to be issued pursuant to the Gentherm Share

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Issuance have been approved for listing on Nasdaq. Following the completion of the Merger, it is expected that the common stock of the combined company will continue to trade under the ticker symbol “THRM.”

Federal Securities Laws Consequences; Resale Restrictions

Shares of Gentherm Common Stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Modine shareholder who may be deemed to be an “affiliate” of Gentherm for purposes of Rule 145 under the Securities Act.

Accounting Treatment

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Gentherm, in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered, including, the following:

The composition of the senior management of Gentherm after the Merger. Bill Presley, the current President and Chief Executive Officer of Gentherm, will serve as Chief Executive Officer of the combined company immediately following the Merger. It is expected that the majority of the executive committee positions in the combined company will be held by current executives of Gentherm, including the Chief Financial Officer.

The composition of the governing body of Gentherm after the Merger. Following the Merger, the Gentherm Board will consist of eleven members, including nine directors who are members of the Gentherm Board then in-office immediately prior to the Merger, and two directors selected by Modine after good faith consultation with Gentherm.

The relative voting interests in the combined company after the Merger. The Exchange Ratio is designed to result in the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the consummation of the Merger being owned approximately 40% by the former holders of SpinCo Common Stock immediately prior to the consummation of the Merger (in their capacity as such) and approximately 60% by the Gentherm shareholders immediately prior to the consummation of the Merger (in their capacity as such). It was also determined that the shareholder bases of both entities are dispersed such that no single holder or group of related holders would control the entity after the Merger.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Gentherm has concluded that it is the accounting acquirer in the Merger. Gentherm’s conclusion is based primarily on the fact that (i) the current Chief Executive Officer of Gentherm is expected to continue as the Chief Executive Officer of the combined company after the Transactions, (ii) nine of the eleven individuals comprising the combined company’s board of directors following the Merger will be selected by Gentherm and (iii) Gentherm is issuing its equity interests as consideration for the Merger. As a result of the identification of Gentherm as the accounting acquirer, Gentherm will apply the acquisition method of accounting to the assets acquired and liabilities of the Performance Technologies Business assumed upon consummation of the Merger. Upon completion of the Transactions, the financial statements of the combined company for financial periods prior to the completion of the Transactions will reflect only the operations and financial condition of Gentherm.

While the Exchange Ratio may be adjusted and increased, if necessary, based on the existing level of shareholder overlap, the adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus are not expected to be triggered. If the former holders of SpinCo Common Stock do not own (for purposes of Section 355(e) of the Code (determined in a manner consistent with the IRS Ruling)) at least 50.5% (including Overlap Shareholders) of the outstanding

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

shares of Gentherm Common Stock immediately following the consummation of the Merger, an adjustment to the exchange ratio would be triggered such that the former holders of SpinCo Common Stock will own approximately 50.5% of the outstanding shares of Gentherm Common Stock. In that instance, the aforementioned facts are deemed to outweigh the fact that the pre-Merger holders of shares of Modine Common Stock who receive shares of Gentherm Common Stock in the Merger will in the aggregate own a majority of Gentherm Common Stock and associated voting rights after the Merger. As a result, Gentherm determined it would still be the accounting acquirer.

No Dissenters’ Rights or Rights of Appraisal

None of Gentherm’s shareholders, Modine’s shareholders or SpinCo stockholders will be entitled to exercise appraisal or dissenters’ rights under the MBCA or the WBCL in connection with the Separation, the Distribution or the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference herein. Gentherm shareholders and Modine shareholders are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Gentherm shareholders and Modine shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this proxy statement/prospectus.

The Merger Agreement contains representations and warranties of Gentherm and Merger Sub that are solely for the benefit of Modine and SpinCo, and representations and warranties of Modine and SpinCo that are solely for the benefit of Gentherm and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, Gentherm shareholders and Modine shareholders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to Gentherm shareholders and Modine shareholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and Gentherm shareholders and Modine shareholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Gentherm and Modine and their subsidiaries that the respective companies include in this proxy statement/prospectus and in other reports and statements they file with the SEC.

The Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into SpinCo. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub will cease and SpinCo will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Gentherm, and will succeed to and assume all the property, rights, privileges, powers and franchises and be subject to all of the restrictions, debt and duties of Merger Sub in accordance with the DGCL.

The articles of incorporation and bylaws of Merger Sub in effect immediately prior to the Merger will, following the Merger, continue as the certificate of incorporation and bylaws of SpinCo as the surviving corporation until thereafter amended, except the name of the surviving corporation shall be “Gentherm Performance Technology Inc.” and except as otherwise set forth in the Merger Agreement.

Closing; Effective Time

Unless the Transactions have been abandoned and the Merger Agreement is terminated pursuant to its terms, the Closing will take place at 9:00 a.m., New York City time, on the date that is three business days after the date on which the conditions set forth in the Merger Agreement (other than certain conditions set forth in the Merger Agreement that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived, by electronic exchange of documents and signatures, unless another date, time or place is agreed to in writing by Modine and Gentherm.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

On the Closing Date, SpinCo and Merger Sub will file a certificate of merger relating to the Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The Merger will become effective at the time of filing of the certificate of merger or at such later time as may be agreed jointly by Gentherm and SpinCo and specified in such certificate of merger.

Merger Consideration; Gentherm Special Dividend

The Merger Agreement provides that, at the Effective Time, each share of SpinCo Common Stock issued and outstanding (except for any such shares held by SpinCo as treasury stock or held by Gentherm or Merger Sub) will be automatically converted into the right to receive a number of fully paid and nonassessable shares of Gentherm Common Stock, equal to the Exchange Ratio, and subject to the adjustments described below, if applicable and in accordance with the Merger Agreement, with cash paid in lieu of fractional shares of Gentherm Common Stock in accordance with the Merger Agreement.

Prior to the adjustments provided in the Merger Agreement, the Merger Agreement provides that the Exchange Ratio is equal to a number obtained by dividing (i) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards by (ii) the number of outstanding shares of SpinCo Common Stock issued immediately following the Distribution.

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio will be adjusted upwards in a manner designed to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for applicable U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Gentherm Common Stock. The Merger Agreement further provides for certain customary adjustments of the Exchange Ratio in the event of stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Gentherm Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Gentherm Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the percentage of issued and outstanding shares of Gentherm Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Gentherm Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to the extent necessary to result in the percentage of shares of Gentherm Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage.

If additional shares of Gentherm Common Stock are required to be issued as a result of the Exchange Ratio adjustment, the Merger Agreement provides that, prior to the Merger, SpinCo, subject to applicable laws, will reduce the amount of the SpinCo Cash Distribution by the Initial Adjustment Amount.

In the event that the Aggregate Adjustment Amount exceeds the Initial Adjustment Cap, Gentherm will, subject to applicable law, declare the Gentherm Special Dividend in an amount equal to the Intermediate Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Intermediate Adjustment Cap, then, with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Intermediate Adjustment Cap, (i) the amount of the SpinCo Cash Distribution will be further decreased by an amount equal to 40% of the Final Adjustment Amount, and (ii) the amount of the Gentherm Special Dividend will be increased by an amount equal to 60% of the Final Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Final Adjustment Cap, with respect to the Excess Adjustment Amount, then (i) Modine, in its sole discretion, will be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount and (ii) Gentherm, in its sole discretion, will be entitled to further increase the Gentherm Special Dividend up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Final

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Adjustment Cap and the sum of (x) the absolute value of decrease in clause (i) of the prior sentence and (y) the increase in clause (ii) of the prior sentence is less than the Excess Adjustment Amount, then the Exchange Ratio will not be increased as contemplated, and neither Modine nor Gentherm will be obligated to consummate the transactions contemplated to occur at the Closing.

In connection with the Transactions, the parties have agreed that Modine will seek the IRS Ruling.

No fractional shares of Gentherm Common Stock or book-entry credit of the same will be issued pursuant to the Merger. All fractional shares of Gentherm Common Stock that a holder of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger will, in lieu of such fraction of a share, be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Gentherm Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Gentherm), in each case, at then-prevailing market prices and in no case later than 10 business days after the Effective Time.

Distribution of Per-Share Merger Consideration

At or substantially concurrently with the Effective Time, SpinCo will deposit or cause to be deposited with an exchange agent appointed by Gentherm, shares of SpinCo Common Stock in book-entry form for the benefit of holders of SpinCo Common Stock entitled to such shares upon conversion of shares of SpinCo Common Stock in connection with the Merger.

At the Effective Time, all issued and outstanding shares of SpinCo Common Stock (except for any such shares held by SpinCo as treasury stock or held by Gentherm or Merger Sub) will be automatically converted into the right to receive shares of Gentherm Common Stock as described above under “Merger Consideration; Gentherm Special Dividend.”

As promptly as practicable after the Effective Time, the Exchange Agent will deliver to each person who was the record holder of shares of SpinCo Common Stock immediately prior to the Effective Time the shares of Gentherm Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger as described above under “Merger Consideration; Gentherm Special Dividend.”

Termination of Exchange Fund

Any portion of the Exchange Fund deposited with the exchange agent that remains undistributed to the former holders of shares of SpinCo Common Stock on the one-year anniversary of the Effective Time will be delivered to Gentherm, and any former holders of shares of SpinCo Common Stock who have not received their shares of Gentherm Common Stock as described above may thereafter look only to Gentherm for the Merger consideration to which they are entitled, any cash in lieu of fractional shares of Gentherm Common Stock and any dividends or other distributions with respect to Gentherm Common Stock to which they are entitled.

Representations and Warranties

In the Merger Agreement, Gentherm and Merger Sub have made representations and warranties to Modine and SpinCo relating to Gentherm and Merger Sub, and Modine has made representations and warranties to Gentherm and Merger Sub relating to Modine and SpinCo, in each case, as of the date of the Merger Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. Representations and warranties with respect to SpinCo and Gentherm relate to, among other things:

•	due organization, good standing and qualification to conduct business;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	corporate authority to enter into and perform the Merger Agreement (and the Transaction Documents);

•	capital structure, including authorized and outstanding shares and related rights;

•	ownership of subsidiaries free of liens, with no outstanding rights to acquire subsidiary interests;

•	subsidiaries’ organizational power and authority, good standing and qualification to conduct business;

•	absence of conflicts between the Merger Agreement and Transaction Documents and organizational documents and no violations of organizational documents, other obligations or laws;

•	financial statements prepared in accordance with GAAP and no undisclosed liabilities;

•	operation in the ordinary course and absence of certain changes or events;

•	sufficiency of SpinCo’s assets and title to operate its business (SpinCo only);

•	absence of pending or threatened investigations and litigations and product warrant and product liability matters;

•	good title or valid leasehold interest in material real property;

•	tax matters;

•	valid and enforceable material contracts with no material defaults or exercise of termination rights;

•	compliance with labor laws with no material labor disputes or union issues;

•	compliance with applicable laws (including sanctions, U.S. anti-boycott laws and anti-corruption laws);

•	compliance with permits;

•	funded, operated and administered employee benefit plans in compliance with applicable laws;

•	valid intellectual property rights with no material infringement or misappropriation;

•	compliance with environmental laws with no material environmental liabilities;

•	insurance policies in full force and effect;

•	absence of undisclosed affiliate matters;

•	accurate information provided for proxy statement and registration statements;

•	board of director and shareholder approvals;

•	receipt of financial advisor opinion regarding the Exchange Ratio (Gentherm only);

•	payment of fees to brokers or finders in connection with the Transactions;

•	valid and enforceable financing commitment letter with no undisclosed conditions or terminations; and

•	absence of rights plan, “poison pill” or anti-takeover plan (Gentherm only).

Material Adverse Effect

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, may, as the case may be, have a material adverse effect on Gentherm and its subsidiaries or the Performance Technologies Business, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the Effective Time. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, for Modine, a material adverse effect means any change, event, development, occurrence or effect that has a material adverse effect on the ability of Modine to consummate the Distribution or the Separation by the Outside Date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

For Gentherm and SpinCo, a material adverse effect means any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Gentherm and its subsidiaries, taken as a whole, or the Performance Technologies Business, taken as a whole. However, none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect (but only, other than in respect of bullet points 1, 2, 3, 4, 5, 6 or 10 below, to the extent such conditions do not have a disproportionate impact on Gentherm and its subsidiaries or SpinCo and its subsidiaries, as applicable, taken as a whole, relative to other participants in the industry in which Gentherm and its subsidiaries or SpinCo and its subsidiaries, as applicable, operate):

•	any change resulting from general market, economic, financial, capital markets or regulatory conditions;

•	any general change in the credit, debt, financial or capital markets or changes in interest or exchange rates;

•	any change in applicable law or GAAP (or, in each case, authoritative interpretations thereof);

•

any change resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related event, or other force majeure event, any epidemic, pandemic or disease, or any worsening thereof;

•

any change resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest;

•	any change generally affecting the industries in which Gentherm and the Gentherm subsidiaries or the Performance Technologies Business, as applicable, operate;

•

any change resulting from the execution of the Merger Agreement or the Separation Agreement or the announcement or the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationship;

•	any changes in Gentherm’s stock price or the trading volume of Gentherm’s stock or any change in the credit rating of Gentherm (Gentherm only);

•

any change resulting from any action required to be taken by the terms of the Merger Agreement (other than actions taken in accordance with the terms of the Merger Agreement between the execution of the Merger Agreement and the Closing);

•	change in or the imposition of any tariffs, or any action relating to any trade dispute, or change in funding policies of or spending by any Governmental Authority;

•

any failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such failure, unless such underlying cause would otherwise be excepted by another clause of the definition); or

•	any shareholder or derivative litigation arising from or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (Gentherm only).

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform certain covenants that place restrictions on such party and its subsidiaries until the earlier of the Closing or the termination of the Merger Agreement. In general, each of Gentherm (with respect to it and its subsidiaries) and Modine (with respect to the Performance Technologies Business) has agreed that, prior to the Closing Date or the termination of the Merger Agreement, except as contemplated by the Merger Agreement, required by applicable law or as disclosed in Gentherm’s or SpinCo’s disclosure schedules delivered to the other party concurrently with the execution of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Merger Agreement (the “Gentherm Disclosure Letter” and the “SpinCo Disclosure Letter,” respectively) or consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, such party will use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and to preserve intact its business and its business relationships with key employees, significant customers, and others having significant business relationships with the Gentherm business or the Performance Technologies Business, as applicable.

Modine has agreed that, prior to the Effective Time through the earlier of the Closing or termination of the Merger Agreement, solely with respect to the SpinCo Group or the Performance Technologies Business and excluding Modine’s assets and liabilities that are not assets and liabilities of the Performance Technologies Business, except as required or expressly contemplated by the Merger Agreement, applicable law, as disclosed in the SpinCo Disclosure Letter or consented to by Gentherm (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Modine will not, and will cause its subsidiaries not to, take any of the following actions:

•

amend, modify, restate, waive, rescind or otherwise change the organizational documents of Modine or any of its subsidiaries (other than changes that would not prevent or materially impair or delay Modine’s or any of its subsidiaries’ ability to comply with its obligations under the Merger Agreement, the Separation Agreement or to consummate the Transactions);

•

except for transactions among wholly-owned members of the SpinCo Group, make any material acquisition of any assets or businesses in excess of $10.0 million, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (ii) except for transactions between or among wholly owned members of the SpinCo Group, sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

•

issue, sell, pledge or transfer any equity interests of any of the members of the SpinCo Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the members of the SpinCo Group, in each case other than (A) to other members of the SpinCo Group or (B) the granting of certain permitted liens described in the Merger Agreement or (ii) from the determination time through the earlier of the Closing or the termination of the Merger Agreement, issue, sell or pledge any equity interests of Modine, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Modine;

•

sell, lease, license (as licensor), assign, dispose of, or transfer any material SpinCo Intellectual Property (other than non-exclusive licenses of such intellectual property granted in the ordinary course of business), (ii) abandon, permit to lapse, dedicate to public or permit to expire any material registered SpinCo Intellectual Property (other than at the end of its non-renewable statutory term), (iii) disclose any material confidential information or material trade secrets included in the SpinCo Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (iv) escrow or make available any material source code for any SpinCo software included in the SpinCo Intellectual Property;

•

enter into any contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $1.0 million other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the Performance Technologies Business than those in the existing lease;

•

amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any SpinCo material contract or any SpinCo Transferred Property Lease (as defined in the Merger Agreement), or (ii) enter into any contract that, if in effect on the date of the Merger Agreement, would be a SpinCo material contract, other than, in each case of clauses (i) and (ii), (A) in the ordinary course of business or (B) any modifications which are more favorable to the Performance Technologies Business;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

cause any member of the SpinCo Group to repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue debt securities or any right to acquire any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (i) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $5.0 million, (ii) the Bridge Financing and/or Permanent SpinCo Financing, (iii) intercompany indebtedness among SpinCo and its wholly owned subsidiaries or among any such wholly owned subsidiaries, and (iv) intercompany indebtedness among SpinCo and its subsidiaries, on the one hand, and Modine and its subsidiaries (other than SpinCo and its subsidiaries), and the other hand, in connection with the Separation or in the ordinary course of business, which shall be settled at or prior to the Closing;

•

except (i) as required by any benefit plan or collective bargaining agreement or (ii) with respect to Modine Benefit Plans (other than SpinCo Benefit Plans), in connection with any action that applies in a substantially uniform manner to SpinCo Employees and other similarly situated employees of Modine and its affiliates, (A) grant any increases in cash compensation of any SpinCo Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Employees or other individual service provider of the SpinCo Group (1) below the level of Vice President, General Manager and (2) with annualized base cash compensation below $400,000; (B) enter into or adopt any new SpinCo Benefit Plan, or materially amend or terminate any existing SpinCo Benefit Plan; (C) enter into any employment, consulting, severance or termination agreement with any SpinCo Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business (x) with respect to SpinCo Employees or other individual service provider of the SpinCo Group (1) below the level of Plant Manager and (2) with annualized base cash compensation below $400,000 or (y) with respect to employment or consulting agreements that do not provide for severance compensation benefits, service that is not “at-will” or benefits or compensation not generally available to all similarly situated employees or service providers of SpinCo and its subsidiaries; (D) enter into, adopt or provide for any retention, change in control or transaction bonus agreement, plan or program with any SpinCo Employee or other individual service provider of the SpinCo Group; (E) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation or cause or otherwise require SpinCo or any of its subsidiaries to fund or commit to fund any compensation; (F) terminate the employment or services of any SpinCo Employee or other individual service provider of the SpinCo Group (1) at or above the level of Vice President or (2) with annualized base cash compensation at or above $400,000, in each case, other than for cause or performance, in each case, as determined by Modine in good faith in the ordinary course of business consistent with past practice; (G) hire, engage or promote (other than to fill a vacancy in the ordinary course of business) any SpinCo Employee or other individual service provider of the SpinCo Group (1) at or above the level of Plant Manager or (2) with annualized base cash compensation at or above $300,000; or (H) establish, adopt, enter into, negotiate, terminate or materially amend any collective bargaining agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any SpinCo Employees;

•	implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under any WARN laws;

•

transfer or reassign the duties or employment of (i) any SpinCo Employee such that he or she no longer meets the definition of a SpinCo Employee or (ii) any other employee of Modine or any of its affiliates such that he or she does meet the definition of a SpinCo Employee; provided, that a termination of employment or services of any SpinCo Employee or other individual service provider of the SpinCo Group that would not be prohibited by (F) under the eighth bullet point above will not constitute a transfer or reassignment of duties for purposes of this bullet;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	transfer the employment of any individual who is not a SpinCo Employee into the SpinCo Group, or (ii) transfer the employment of any SpinCo Employee out of the SpinCo Group;

•

transfer the sponsorship of, or any liabilities relating to, any Modine Benefit Plan (other than a SpinCo Benefit Plan set forth and so designated on the SpinCo Disclosure Letter or immaterial SpinCo Benefit Plans as listed within 60 days following the date of the Merger Agreement as contemplated by SpinCo or any subsidiary thereof on the SpinCo Disclosure Letter);

•	commence an obligation of SpinCo or any subsidiary thereof to contribute to any multiemployer plan;

•

(i) make any change (or file any such change) in any method of tax accounting, (ii) make (other than in a manner consistent with past practice or an initial entity classification election), change or revoke any material tax election, (iii) settle any audit, proceeding, claim or assessment with respect to material taxes of a member of the SpinCo Group, (iv) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material taxes of a member of the SpinCo Group, (v) agree to waive, surrender or abandon any right to claim a material tax refund, offset or other reduction in liability of a member of the SpinCo Group, (vi) file any material tax return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in applicable law) with respect to a member of the SpinCo Group, (vii) file any material amended tax return or claim for refund for material taxes or (viii) grant, request or consent to any extension (other than in connection with any automatically granted tax return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case of clauses (i) through (viii), only to the extent such action (A) would be binding on the SpinCo Group or Gentherm and its subsidiaries or (B) would reasonably be expected to have an adverse impact on the taxes of the SpinCo Group or Gentherm and its subsidiaries; provided, that each of the foregoing clauses (i) through (viii) shall not apply with respect to any Modine combined tax return or any member of the Modine tax group (or any tax return of any member of the Modine tax group) or any tax return to the extent required to conform to a Modine combined tax return or a tax return of any member of the Modine tax group, in each case, other than to the extent such action would reasonably be expected to have a material adverse impact on the taxes of the SpinCo Group or Gentherm and its subsidiaries;

•

make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Performance Technologies Business, other than such changes as are required by GAAP or applicable law or that otherwise apply generally to Modine and its subsidiaries;

•

settle or compromise any action, or enter into any consent decree or settlement agreement with any Governmental Authority, against any member of the SpinCo Group or primarily relating to the Performance Technologies Business or the liability of which would be SpinCo’s liability, other than settlements or compromises of any action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $1.0 million individually or $2.5 million in the aggregate (excluding any amounts covered by insurance) (this clause will not apply with respect to Tax matters or derivative, direct or other Actions brought by or on behalf of Modine’s shareholders);

•

merge, combine or consolidate any of the members of the SpinCo Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the members of the SpinCo Group (other than in connection with the Separation);

•

incur or grant a material lien (other than a permitted lien) on any assets, properties or rights of any member of the SpinCo Group that constitute SpinCo assets, in each case, except (i) liens securing obligations under the Bridge Financing and/or the Permanent SpinCo Financing, (ii) liens securing guarantees of obligations under credit agreements to which any member of the SpinCo Group is party as of the date of the Merger Agreement; provided that any such liens and guarantees will be released

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

prior to or in connection with the Closing, (iii) liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Gentherm, (iv) liens that will be released prior to or in connection with the Closing or (v) liens securing any intercompany indebtedness among the SpinCo Group or otherwise permitted by the Merger Agreement;

•

except in accordance with Modine’s annual capital expenditure budget set forth on the Modine Disclosure Letter, plus a 4% variance for the total amount budgeted under such capital expenditure budget, or pursuant to a SpinCo material contract made available to Gentherm as of the date of the Merger Agreement, make any capital expenditure or expenditures or enter into agreements or arrangements providing for any capital expenditure or expenditures or otherwise commit to do so;

•

grant any material refunds, discounts, credits, rebates or allowances to customers, or (ii) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

•	authorize or commit or agree to take any of the foregoing actions.

In addition, Gentherm has agreed that, prior to the Effective Time, except as required or expressly contemplated by the Merger Agreement, applicable law, as disclosed in the Gentherm Disclosure Letter or consented to by Modine (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Gentherm will not, and will cause its subsidiaries (including Merger Sub) not to, take any of the following actions:

•

amend, modify, restate, waive, rescind or otherwise change the organizational documents of Gentherm or any of its subsidiaries (other than changes that would not prevent or materially impair or delay Gentherm’s or any of its subsidiaries’ ability to comply with its obligations under the Merger Agreement, the Separation Agreement or to consummate the Transactions);

•

except for transactions among Gentherm and any of its subsidiaries in the ordinary course of business and transactions among Gentherm and its wholly owned subsidiaries, (i) make any material acquisition of any assets or businesses in excess of $10.0 million, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (ii) sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

•

issue, sell, pledge or transfer any equity interests of Gentherm or its subsidiaries, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Gentherm or any of its subsidiaries, in each case other than (i) to Gentherm or any of its subsidiaries, (ii) the granting of permitted liens, (iii) in respect of the settlement of Gentherm equity awards in accordance with their terms and, as applicable, the Gentherm equity incentive plan, in each case, in the ordinary course of business consistent with past practice, or (iv) in respect of the issuance of annual Gentherm equity awards and issuance of Gentherm equity awards in connection with new hires or promotions, in each case, in the ordinary course of business consistent with past practice;

•

sell, lease, license (as licensor), assign, dispose of, or transfer, any material Gentherm intellectual property (other than non-exclusive licenses of such intellectual property granted in the ordinary course of business), (ii) abandon, permit to lapse, dedicate to public or permit to expire any material registered Gentherm intellectual property (other than at the end of its non-renewable statutory term), (iii) disclose any material confidential information or material trade secrets included in the Gentherm intellectual property to any person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (iv) escrow or make available any material source code for any Gentherm software included in the Gentherm intellectual property;

•

enter into any contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $1.0 million other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to Gentherm’s business than those in the existing lease;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

except as required by any Gentherm Benefit Plan or collective bargaining agreement: (i) grant any increases in cash compensation of any employee or individual service provider of Gentherm or its subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of Gentherm or its subsidiaries (1) below the level of Senior Vice President or General Manager and (2) with annualized base cash compensation below $400,000; (ii) enter into or adopt any new Gentherm Benefit Plan, or materially amend or terminate any existing Gentherm Benefit Plan, other than with respect to broad-based welfare benefit plans in the ordinary course of business; (iii) enter into any employment, consulting, severance or termination agreement with any employee, individual service provider or former employee of Gentherm or its subsidiaries, other than (a) any actions taken in the ordinary course of business with respect to employees or individual service providers of Gentherm or its subsidiaries (1) below the level of Senior Vice President or General Manager and (2) with annualized base cash compensation below $400,000 or (b) with respect to employment or consulting agreements that do not provide for severance compensation benefits, service that is not “at-will” or benefits or compensation not generally available to all similarly situated employees or service providers of SpinCo and its subsidiaries; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation or the funding of any other compensation; (v) terminate the employment or services of any employee or other individual service provider of Gentherm or its subsidiaries (1) at or above the level of Senior Vice President or General Manager or (2) with annualized base cash compensation at or above $400,000, in each case, other than for cause or performance, in each case, as determined by Gentherm in good faith in the ordinary course of business consistent with past practice; (vi) hire, engage or promote (other than to fill a vacancy in the ordinary course of business) any employee or other individual service provider of Gentherm or its subsidiaries (1) at or above the level of Senior Vice President or General Manager or (2) with annualized base cash compensation at or above $400,000; or (vii) establish, adopt, enter into, negotiate, terminate or materially amend any collective bargaining agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any employees of Gentherm or its subsidiaries;

•	implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under any WARN laws;

•

amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Gentherm material contract, or (ii) enter into any contract that, if in effect on the date of the Merger Agreement, would be a Gentherm material contract, other than, in each case of clauses (i) and (ii), in the ordinary course of business or any modifications which are more favorable to Gentherm’s business;

•

repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (i) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $5.0 million at any time outstanding, (ii) revolving borrowings pursuant to the Gentherm Revolving Credit Facility, and (iii) intercompany indebtedness among Gentherm and its wholly owned subsidiaries or among any such wholly owned subsidiaries;

•

make any change (or file any such change) in any method of tax accounting, (ii) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material tax election, (iii) settle any audit, proceeding, claim or assessment with respect to material taxes, (iv) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material taxes, (v) agree to waive, surrender or abandon any right to claim a material tax refund, offset or other reduction in liability, (vi) file any material tax return other than on a basis consistent in all material respects with

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

past practice (except as otherwise required by a change in applicable law), (vii) file any material amended tax return or claim for refund for material taxes or (viii) grant, request or consent to any extension (other than in connection with any automatically granted tax return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case of clauses (i) through (viii), only to the extent such action (A) would be binding on the SpinCo Group or Gentherm and its subsidiaries or (B) would reasonably be expected to have an adverse impact on the taxes of the SpinCo Group or Gentherm and its subsidiaries;

•	make any material change in financial accounting practice or policy, other than such changes as are required by GAAP or applicable law;

•

settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against Gentherm or its subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount does not exceed $1.0 million individually or $2.5 million in the aggregate (excluding any amounts covered by insurance) (this clause will not apply with respect to Tax matters or derivative, direct or other Actions brought by or on behalf of Gentherm’s shareholders, provided that the costs associated with such derivative, direct or other Actions shall be borne solely by Gentherm);

•

merge, combine or consolidate with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Gentherm or any of its subsidiaries;

•

incur or grant a material Lien (other than a permitted lien) on any assets, properties or rights of Gentherm or any of its subsidiaries, in each case, except (i) liens securing obligations under the Bridge Financing and/or the Permanent SpinCo Financing, (ii) liens securing guarantees of obligations under credit agreements to which Gentherm or any of its subsidiaries is party as of the date hereof; provided that any such guarantee will be released prior to or in connection with the Closing, (iii) liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Modine, (iv) liens that will be released prior to or in connection with the Closing or (v) Liens securing any intercompany indebtedness among Gentherm and its subsidiaries;

•

except in accordance with Gentherm’s annual capital expenditure budget set forth on the Gentherm Disclosure Letter, plus a 4% variance for the total amount budgeted under such capital expenditure budget, or pursuant to a Gentherm material contract made available to Modine as of the date of the Merger Agreement, make any capital expenditure or expenditures or enter into agreements or arrangements providing for any capital expenditure or expenditures or otherwise commit to do so;

•

declare or pay any dividends on or make other distributions in respect of Gentherm Common Stock or other equity securities or (ii) redeem, repurchase or otherwise acquire any shares of Gentherm Common Stock (including any securities convertible or exchangeable into such capital stock); or

•	authorize or commit or agree to take any of the foregoing actions.

Conditions to the Merger

The obligations of each of the parties to effect the Closing are subject to the fulfillment or waiver of a number of conditions, including those described below.

Mutual Conditions

The respective obligations of each party to the Merger Agreement to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, waiver by Modine and Gentherm) of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act with respect to the Merger and the receipt of any required consents, authorizations, approvals, orders, filings and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

declarations required to be obtained prior to the Merger from certain Governmental Authorities under applicable laws (or any applicable waiting period thereunder shall have expired or been terminated), as applicable, without the imposition of any Burdensome Condition;

•	the consummation of the Separation and the Distribution in accordance with the terms of the Separation Agreement in all material respects;

•

the effectiveness of the Gentherm Registration Statement and the SpinCo Registration Statement in accordance with the Securities Act or the Exchange Act and the absence of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

•

the absence of a Governmental Authority of competent jurisdiction in the United States, Czech Republic or Germany having enacted, issued or promulgated any Law or Order that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger;

•	the approval by Gentherm shareholders of the Gentherm Share Issuance Proposal and the Charter Amendment Proposal at the Special Meeting; and

•	the approval for listing (subject to official notice of issuance) on Nasdaq of the shares of Gentherm Common Stock to be issued to the holders of SpinCo Common Stock pursuant to the Merger.

Modine’s and SpinCo’s Conditions

The obligations of Modine and SpinCo to consummate the Merger are subject to the fulfillment (or, to the extent permissible by applicable law, waiver by Modine and SpinCo) of the following additional conditions:

•

the performance and compliance by Gentherm and Merger Sub in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by Gentherm and Merger Sub at or prior to the Closing Date;

•

the truth and correctness of the representations and warranties of Gentherm and Merger Sub set forth in the Merger Agreement, generally both when made and as of the Closing Date, subject to certain specified materiality standards;

•

the delivery by Gentherm and Merger Sub to Modine of a certificate dated as of the Closing Date signed by an executive officer of Gentherm and Merger Sub certifying the satisfaction of the conditions described in the preceding two bullet points;

•	the receipt by Modine of the Modine Merger Tax Opinion;

•

the receipt by Modine of (i) the IRS Ruling, in form and substance reasonably satisfactory to Modine, which shall continue to be valid and in full force and effect and (ii) the Modine Distribution Tax Opinion in form and substance reasonably satisfactory to Modine; and

•	the SpinCo Cash Distribution having occurred.

Gentherm’s and Merger Sub’s Conditions

The obligations of Gentherm and Merger Sub to consummate the Merger are subject to the fulfillment (or, to the extent permissible by applicable law, waiver by Gentherm and Merger Sub) of the following additional conditions:

•

the performance and compliance by each of Modine and SpinCo in all material respects of the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Closing;

•

the truth and correctness of the representations and warranties of Modine and SpinCo set forth in the Merger Agreement, generally both when made and as of the Closing Date, subject to certain specified materiality standards;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	the receipt by Gentherm and Merger Sub of a certificate executed by an executive officer of Modine confirming the satisfaction of the conditions described in the preceding two bullet points; and

•	the receipt by Gentherm of the Gentherm Merger Tax Opinion.

No Solicitation

The Merger Agreement contains provisions restricting Gentherm’s ability to seek an alternative transaction. Under these provisions, Gentherm agreed to, following execution of the Merger Agreement, immediately cease, and to cause its subsidiaries to and direct and use reasonable best efforts to cause its and their respective representatives to immediately cease, any discussions or negotiations with any person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and request the return or destruction of any confidential information provided in any such discussions or negotiations and terminate access to any physical or electronic data room relating to a possible Competing Proposal. Gentherm also agreed that it will not, and will not authorize or permit its subsidiaries or authorize or permit any of its or their directors, officers, and employees to, and will use reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; or

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to Gentherm or any Gentherm subsidiary relating to any Competing Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal).

•

However, if, prior to obtaining the approval of Gentherm’s shareholders and following the receipt of a bona fide written Competing Proposal after the date of the Merger Agreement that was not, directly or indirectly, solicited, initiated, knowingly encouraged or knowingly facilitated and that the Gentherm Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that the Gentherm Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be reasonably expected to be inconsistent with the fiduciary duties that the Gentherm Board owes to Gentherm and its shareholders under applicable law, then Gentherm may:

•

furnish information regarding Gentherm, its subsidiaries and affiliates to the Person making the Competing Proposal pursuant to an Acceptable Confidentiality Agreement, subject to certain restrictions set forth in the Merger Agreement if such person is a competitor; and

•	engage in discussions or negotiations with such Person regarding such Competing Proposal.

The Merger Agreement provides that the term “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” will be replaced by “50%”) made by a third party that was not solicited in violation of the no-solicitation provisions in the Merger Agreement and that, in the good-faith judgment of the Gentherm Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (i) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, and the identity of the person or persons making the proposal and (ii) if consummated, would result in a transaction that is more favorable to Gentherm shareholders from a financial point of view than the Merger and the other transactions contemplated by the Merger Agreement (after giving effect to all adjustment or modification to the terms thereof which may be agreed in writing to be made by Modine and SpinCo pursuant to the terms of the Merger Agreement).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Board Recommendation

Gentherm has agreed in the Merger Agreement that the Gentherm Board will not, from the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms:

•	adopt, authorize, approve, endorse or recommend, or publicly propose to adopt, authorize, approve, endorse or recommend, any Competing Proposal;

•	withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Modine or SpinCo, the Gentherm Board Recommendation;

•

if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Gentherm Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, fail to recommend against any such Competing Proposal within 10 business days after such commencement (or, if earlier, by the second business day prior to the then-scheduled Special Meeting);

•	fail to include the Gentherm Board Recommendation in this proxy statement/prospectus;

•

approve or authorize, or cause or permit Gentherm or any Gentherm subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); or

•	commit or agree to do any of the foregoing (any act described in the first four clauses and this clause, a “Gentherm Adverse Recommendation Change”).

However, the Gentherm Board, at any time prior to the receipt of the approval of Gentherm shareholders, may make a Change in Recommendation in response to:

•

receipt by Gentherm of a bona fide written Competing Proposal that was not directly or indirectly solicited, initiated or knowingly encouraged in breach of the provisions described under “-No Solicitation” above; or

•	the occurrence of an Intervening Event, which is defined below.

The ability of the Gentherm Board to effect a Gentherm Adverse Recommendation Change is subject to the following conditions being met: (A) (1) the Gentherm Board concludes in good faith, after consultation with Gentherm’s outside financial advisor and outside legal counsel, that, in the case of a Competing, such Competing Proposal constitutes a Superior Proposal or, (2) in the case of an Intervening Event, that an Intervening Event has occurred and is continuing, (B) the Gentherm Board determines in good faith, after consultation with Gentherm’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gentherm and its shareholders in their capacity as directors of Gentherm under applicable laws; (C) the Gentherm Board provides Modine four business days’ prior written notice of its intention to take such action, (D) during the four business days following such written notice (the “Negotiation Period”), if requested by Modine, Gentherm will, and will direct its representatives to, negotiate in good faith with Modine regarding any revisions to the terms of the Transactions proposed by Modine in response to such Competing Proposal or Intervening Event, and (E) at the end of the Negotiation Period, the Gentherm Board concludes in good faith, (x) after consultation with Gentherm’s outside legal counsel and financial advisor, that such Competing Proposal continues to be a Superior Proposal or (y) after consultation with Gentherm’s outside legal counsel and financial advisor (and taking into account any change to the Merger Agreement or the other Transaction Documents to which Modine and SpinCo have agreed in writing), that the failure to make a Gentherm Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gentherm and its shareholders in their capacity as directors of Gentherm under applicable laws.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Under the Merger Agreement, Gentherm must, as promptly as reasonably practical, (and in no event later than 48 hours), after receipt of any Competing Proposal or any proposals or inquiries that would reasonably be expected to lead to a Competing Proposal, any inquiry or request for nonpublic information relating Gentherm or its subsidiaries relating to, or from any person that has made, has indicated in writing that it is reasonably likely to make, or would reasonably be expected to make, a Competing Proposal, or any inquiry or request for discussions or negotiations regarding any Competing Proposal or that would reasonably be expected to lead to a Competing Proposal, notify Modine (which notice, if provided orally, will be confirmed in writing) of any of the foregoing occurrences (including the identity of the person or entity making or submitting such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or if no copy is available, a reasonably detailed description of the material terms and conditions thereof and facts surrounding such request, inquiry or Competing Proposal), including any modification thereto. Gentherm must also keep Modine reasonably informed on a reasonably prompt and current basis with respect to the status and the terms of any material modifications related to such matters (and in any event not later than 24 hours after any such change or any material development, discussions and negotiations with respect thereto). Gentherm has also agreed that it will provide to Modine prior to or substantially concurrently with the time it is provided to any third parties, any nonpublic information furnished or made available to any third party in connection with any Competing Proposal that was not previously provided to Modine and SpinCo.

The Merger Agreement provides that the term “Intervening Event” means any change, event, development or occurrence with respect to Gentherm that is material to Gentherm and its subsidiaries (taken as a whole) that was not known by or was not reasonably foreseeable to, the Gentherm Board as of the date of the Merger Agreement (or which was known or reasonably foreseeable but in respect of which the probability or magnitude of the consequences were neither known nor reasonably foreseeable as of the date of the Merger Agreement). However, none of the following events (or the consequences thereof) will constitute an “Intervening Event”:

•	the receipt, existence or terms of a Competing Proposal or Superior Proposal;

•	any events, developments, occurrences or changes in circumstances of Modine or the members of the SpinCo Group;

•	the status of the Merger under the HSR Act or of any of the other required regulatory approvals;

•	any change in the price, or change in trading volume, of Gentherm Common Stock, or any change in the credit rating of Gentherm;

•	Gentherm’s meeting or exceeding internal or analysts’ expectations, projections, forecasts, guidance, estimates, budgets or results of operations; or

•	changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices).

SpinCo’s Exclusivity

Modine will, and will cause its subsidiaries to (and will direct and use reasonable best effort to cause its representatives to), immediately cease, any discussions or negotiations (other than with Gentherm or its affiliates) that may be ongoing with respect to a SpinCo Proposal (as defined below) and will request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date of the Merger Agreement until the earlier of (a) termination of the Merger Agreement and (b) the Closing, Modine will not, and will cause its subsidiaries not to (and will direct and use reasonable best efforts to cause its representatives not to): (i) solicit, initiate, knowingly encourage or knowingly facilitate any proposal from a third party relating to the acquisition, exclusive license, recapitalization, liquidation, dissolution or other transaction that constitutes 20% or more of the net revenues, net income or assets of the Performance Technologies Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”) or any inquiry, offer or proposal that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations relating to the Performance Technologies Business, the SpinCo Assets or the SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Group in connection with any SpinCo Proposal or any inquiry that would reasonably expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend any SpinCo Proposal or (iv) approve or authorize or cause or permit Modine or any of its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided, nothing listed above will limit Modine’s ability to pursue any transaction relating to substantially all of the business of Modine (as opposed to solely the Performance Technologies Business), so long as such transaction would not prevent or materially impair or delay Modine’s ability to comply with its obligations under the Merger Agreement, the Separation Agreement and the other Transaction Documents, or to consummate the transactions contemplated by the Merger Agreement, the Separation Agreement and the other Transaction Documents.

Employee Nonsolicitation; Noncompetition

The Merger Agreement contains provisions restricting both Modine’s and Gentherm’s ability to solicit for employment or hire employees of Modine or Gentherm, as applicable. For a period of two years following the Closing, Modine and Gentherm will not, and will cause its subsidiaries or affiliates (including the members of the SpinCo Group), respectively, not to, directly or indirectly solicit for employment or hire or induce or cause, or attempt to induce or cause, to leave the employ of the other party or any of Gentherm’s affiliates or Modine’s subsidiaries, as applicable any employee with a title of Manager or higher of the Performance Technologies Business as of the Closing or certain scheduled employees, and in the case of Gentherm’s obligations, any employee with a title of Vice President or higher of Modine or its subsidiaries or certain scheduled employees; however, such obligations do not restrict any (i) general solicitation for employees or (ii) solicitation or employment of anyone whose employment with Gentherm or Modine or their respective subsidiaries, as applicable, was terminated prior to any solicitation by Modine or its subsidiaries, on one hand, or Gentherm or its affiliates, on the other hand, provided that neither Gentherm nor Modine may hire any scheduled employee set forth in the SpinCo Disclosure Letter or Gentherm Disclosure Letter, respectively.

Until the fourth anniversary of the Closing Date (the “Restricted Period”), Modine may not, and must cause the members of the Modine Group not to, directly or indirectly, engage in the Performance Technologies Business or certain specified products (the “Competitive Business”). However, such obligations do not prohibit (A) any member of the Modine Group from engaging in the businesses conducted by the Modine Group (excluding the Performance Technologies Business) at the Effective Time; (B) any member of the Modine Group from directly or indirectly acquiring any interest in a Person or business engaged in a Competitive Business, and operating and managing such Person or business; provided, that if such Competitive Business represents 15% or more of the net revenues or net income of such acquired Person or business, as applicable, for such acquired business’s or Person’s most recently completed fiscal year, then the applicable member of the Modine Group must within 18 months after the consummation of the acquisition of such Person or business so long as the Restricted Period is still in effect, either (x) dispose of such Person or business or the relevant portion thereof that is engaged in the Competitive Business or (y) discontinue the operation of such Competitive Business; (C) the acquisition and ownership by Modine or any of its subsidiaries, directly or indirectly, of less than 5% in the aggregate of the equity interests of any Person engaged in a Competitive Business; (D) any member of the Modine Group from performing their obligations under the Merger Agreement or the Transaction Documents; or (E) any Person who acquires fifty percent (50%) or more of the consolidated assets or issued and outstanding shares of Modine (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) from engaging in a Competitive Business if such Person is engaging in such Competitive Business prior to such acquisition; provided, that these restrictions and obligations shall continue to apply to Modine and its subsidiaries (as of immediately prior to such acquisition) until the fourth (4th) anniversary of the Closing Date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SEC Filings

The Merger Agreement provides that, as promptly as reasonably practicable (i) Modine and Gentherm will jointly prepare and cause to be filed with the SEC this proxy statement/prospectus, (ii) Modine and Gentherm will jointly prepare and Gentherm will cause to filed with the SEC the registration statement of which this proxy statement/prospectus is a part and (iii) Modine and Gentherm will jointly prepare and Modine will cause SpinCo to file with the SEC a registration statement to register the shares of SpinCo Common Stock to be distributed in Distribution.

Gentherm is required under the terms of the Merger Agreement to cause this proxy statement/prospectus to be mailed to Gentherm shareholders as promptly as reasonably practicable after the registration statement of which this proxy statement/prospectus is a part becomes effective under the Securities Act.

Each of Gentherm, Modine, and SpinCo will use its reasonable best efforts to have the Gentherm Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing and, prior to the effective date of the Gentherm Registration Statement and the SpinCo Registration Statement, each of Gentherm, Modine and SpinCo will take all action reasonably required (subject to certain exceptions) to be taken under any applicable securities laws in connection with, in the case of Gentherm, the Gentherm Share Issuance and, in the case of the Modine and SpinCo, the Distribution. The parties will cooperate in preparing and filing with the SEC the Gentherm Registration Statement, the SpinCo Registration Statement and this proxy statement/prospectus and any necessary amendments or supplements thereto. Following the effective date of the Gentherm Registration Statement and the SpinCo Registration Statement, each of Gentherm, Modine and SpinCo will take all action reasonably required (subject to certain exceptions) to keep the Gentherm Registration Statement and the SpinCo Registration Statement effective for as long as is necessary in order to consummate the Merger, the Transactions and any other transactions contemplated by the Transaction Documents. As promptly as practicable after the SpinCo Registration Statement will have become effective, Modine will cause this proxy statement/prospectus, the Gentherm Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC to be mailed or made available to Modine’s shareholders pursuant to applicable law.

No filing of, or amendment or supplement to, the Gentherm Registration Statement or this proxy statement/prospectus or the SpinCo Registration Statement will be made by Gentherm, Modine or SpinCo without providing the other parties with a reasonable opportunity to review and comment thereon.

Gentherm Special Meeting

Under the terms of the Merger Agreement, Gentherm is required to, as promptly as practicable following the date on which the SEC has declared effective the registration statement of which this document forms a part, take all action necessary under applicable law to call, give notice of and hold a meeting of its shareholder for the purpose of obtaining the Gentherm Shareholder Approval.

The Merger Agreement provides that, unless the Merger Agreement has been terminated according to its terms (as further described in the section titled “Termination” below), Gentherm is obligated to hold the Special Meeting whether or not (i) the Gentherm Board has effected a Gentherm Adverse Recommendation Change or (ii) any Competing Proposal has been publicly proposed or announced or otherwise submitted to Gentherm or any of its representatives.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable laws to consummate and make effective the Merger and the other Transactions, as promptly as practicable and in any

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

event prior to the Outside Date, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other Transactions; and, except as set forth in the Merger Agreement: (ii) obtaining all necessary actions or non-actions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; (iii) obtaining all necessary consents, approvals or waivers from third parties; and (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Transactions.

Gentherm and Modine also agreed to (i) promptly, but in no event later than 25 business days after the date of the Merger Agreement, file (or cause to be filed) any and all required pre-merger notifications and report forms under the HSR Act with respect to the Merger and the other Transactions contemplated in the Merger Agreement, the Separation Agreement and the other Transaction Documents, (ii) as soon as reasonably practicable file (or cause to be filed) any and all filings or notifications under applicable foreign investment laws or antitrust laws, as set forth in the Gentherm Disclosure Letter.

Modine and Gentherm have also agreed to request early termination of any applicable waiting periods under the antitrust laws and foreign investment laws and will respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and will provide an appropriate response to any request for additional information or documents that may be requested pursuant to any applicable law or by any Governmental Authority as promptly as practicable. However, none of Gentherm, SpinCo nor Modine will commit to or agree with any Governmental Authority to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile or resubmit the notification and report forms pursuant to the HSR Act, (iii) not consummate the Merger or any other transactions contemplated therein or in the other Transaction Documents before an agreed-to date, or (iv) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other parties.

Gentherm’s obligations to use reasonable best efforts (as described above) to take or cause to be taken all actions necessary, proper or advisable under applicable laws to consummate and make effective the Merger and the other Transactions, includes, among other things, committing to and effecting, divestitures, hold separate arrangements, the termination, transfer or creation of contractual rights or obligations or relationships, the acceptance of restrictions on business operations and the entry into other commitments and limitations with respect to the Performance Technologies Business. However, Gentherm, Modine and SpinCo are not required to agree to any such actions that would result in a Burdensome Condition.

Tax Matters

Pursuant to the Merger Agreement, each of Modine, SpinCo and Gentherm has agreed to certain cooperation covenants with respect to the IRS Ruling request, Modine Distribution Tax Opinion, Modine Merger Tax Opinion and Gentherm Merger Tax Opinion, including to cooperate and use reasonable best efforts to cause the delivery of the IRS Ruling request, Modine Distribution Tax Opinion, Modine Merger Tax Opinion and Gentherm Merger Tax Opinion. Modine will provide Gentherm with draft copies of the IRS pre-submission conference memorandum, the IRS Ruling request and each material IRS Submission in order to provide Gentherm the opportunity to review and comment on each such submission, and will consider in good faith any comments provided by Gentherm on such draft copies prior to filing or submission.

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Separation, the Contribution, the Distribution and the Merger. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Listing

Under the terms of the Merger Agreement, Gentherm is required to use its reasonable best efforts to cause the shares of Gentherm Common Stock to be issued pursuant to the Merger to be approved for listing (subject to official notice of issuance) on Nasdaq prior to the Effective Time.

Management of the Combined Company

Gentherm will cause the Gentherm Board to take all action necessary such that, effective as of the Effective Time, the Gentherm Board will consist of 11 individuals, including (a) two individuals selected by Modine after good-faith consultation with Gentherm that meet the requirements under the rules and regulations of Nasdaq to be considered an independent director of the Gentherm Board and (b) nine individuals from the Gentherm Board immediately prior to Closing.

Name of the Combined Company and Headquarters

The name of Gentherm and its headquarters will not be changed at the Effective Time as a result of the Merger or any of the other Transactions.

Financing

The Merger Agreement provides that each of Gentherm and SpinCo will (and Modine will cause SpinCo to) use reasonable best efforts to obtain the financing contemplated by the Commitment Letter (other than any portion of such financing that is replaced with previously or concurrently funded permanent financing), subject to the right to obtain alternative financing under certain circumstances. The Merger Agreement also requires each of Modine, SpinCo and Gentherm to cooperate in the arrangement, marketing and consummation of SpinCo’s and Gentherm’s respective financing (or, if applicable, alternative financing), subject to the limitations set forth in the Merger Agreement.

If the Merger Agreement is terminated pursuant to its terms (other than a termination by Gentherm for certain breaches by Modine or SpinCo, in which case Modine shall be responsible for 100% of the Reimbursement Obligations), Gentherm will, and will cause its subsidiaries to, pay to Modine an amount of cash equal to 100% of the aggregate amount of the Reimbursement Obligations and the Audit Reimbursement Obligations (as defined in the Merger Agreement) and without duplication of the foregoing, Gentherm will, and will cause its subsidiaries to, indemnify and hold harmless Modine, its subsidiaries and its and their representatives from and against 100% of losses actually suffered or incurred by them in connection with obtaining the financings contemplated in the Merger Agreement, except any such losses to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of the Merger Agreement and the Commitment Letter or any other agreement executed in connection with such financings by Modine, its subsidiaries or it and their representatives. In addition, if Modine delivers SpinCo audited financial statements for the fiscal years ended March 31, 2024 and 2025 by the dates set forth in the Merger Agreement, Gentherm shall pay Modine amount of cash equal to 50% of the aggregate amount of the reasonable and documented out-of-pocket costs incurred by Modine and its subsidiaries in connection with the preparation of such audited financial statements, up to a cap of $4.0 million.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	advanced consultation requirements for press releases or public statements regarding the Merger Agreement or the Transactions;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

steps required to cause any disposition of SpinCo Common Stock or acquisition of Gentherm Common Stock resulting from the Transactions by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to SpinCo or Gentherm to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	litigation brought against Modine, Gentherm and/or their respective boards of directors relating to the Transactions;

•	satisfaction of all notification and consultation obligations in works council matters with respect to the Separation, the Distribution and the Merger;

•	financial statements for the Performance Technologies Business that Modine will provide to Gentherm between the signing of the Merger Agreement and the Closing;

•	access to certain information of Modine and its affiliates and Gentherm and its affiliates; and

•	indemnification obligations with respect to former directors or officers of any member of the SpinCo Group.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Gentherm and Modine. Also, subject to specified qualifications and exceptions, Gentherm or Modine may terminate the Merger Agreement if, at any time prior to the Effective Time:

•

the Merger has not been consummated on or prior to the Outside Date, which date is subject to extension to June 30, 2027 in the event that conditions to Closing relating to outstanding regulatory approvals have not been received but all other conditions to Closing have been satisfied or waived, subject to the exceptions set forth in the Merger Agreement;

•	any governmental order or other action permanently preventing or prohibiting the consummation of the Merger or the Separation becomes final and non-appealable;

•	the requisite Gentherm shareholders fail to approve the Gentherm Share Issuance Proposal and the Charter Amendment at the Special Meeting (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Gentherm may terminate the Merger Agreement upon written notice if, at any time prior to the Effective Time:

•

a breach of any representation, warranty, covenant or agreement occurs on the part of Modine or SpinCo as of the date of signing or the Closing such that an applicable condition to closing would not be satisfied at the Closing and such breach is incapable of being cured prior to the Outside Date or, if curable, is not cured within the earlier of (i) 60 days after written notice thereof is given by Gentherm to Modine and (ii) the Outside Date.

In addition, subject to specified qualifications and exceptions, Modine may terminate the Merger Agreement upon written notice if:

•

at any time prior to the Effective Time, a breach of any representation, warranty, covenant or agreement occurs on the part of Gentherm or Merger Sub as of the date of signing or the Closing such that an applicable condition to closing would not be satisfied at the Closing and such breach is incapable of being cured prior to the Outside Date or, if curable, is not cured within the earlier of (i) 60 days after written notice thereof is given by Modine to Gentherm and (ii) the Outside Date; or

•

at any time prior to obtaining the requisite approval of Gentherm shareholders of the Gentherm Share Issuance and the Charter Amendment Proposal, the Gentherm Board effects a Gentherm Adverse Recommendation Change.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

If the Merger Agreement is terminated, the Merger Agreement will become null and void and have no effect, without any liability on the part of any party; provided, such termination will not relieve any party from any liability from fraud or willful and material breach of any covenant, obligation or other provision contained in the Merger Agreement except as described below under “The Merger Agreement-Termination Fee Payable in Certain Circumstances.”

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that in the event of termination of the Merger Agreement prior to the Closing Date under certain circumstances described below, Gentherm may be required to pay a termination fee equal to $45.0 million to Modine. Modine is not required to pay a termination fee under the Merger Agreement.

Gentherm has agreed to pay the Termination Fee to Modine in the following circumstances, subject to certain specified conditions:

•	if Modine terminates the Merger Agreement following a Gentherm Adverse Recommendation Change; or

•

If a Competing Proposal is publicly made (or otherwise communicated to the Gentherm Board) and, if made publicly, not publicly withdrawn at least five business days prior to certain specified events, (1) the Merger Agreement is terminated (A) if Gentherm shareholders do not approve the Gentherm Share Issuance and the Charter Amendment Proposal upon a vote duly taken at the Gentherm Special Meeting, (B) because Gentherm has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that conditions to the closing of the Merger would not be satisfied or (C) because the Closing has not occurred prior to the Outside Date and (2) Gentherm consummates, or enters into a definitive agreement with respect to a Competing Proposal (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”) within twelve months of the termination of the Merger Agreement.

In no event will Gentherm be required to pay the Termination Fee more than once. The Termination Fee will be the sole and exclusive remedy of Modine and SpinCo against Gentherm, Merger Sub and their respective subsidiaries in circumstances where such Termination Fee is payable.

Governing Law

The parties to the Merger Agreement have agreed that the Merger Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to the Merger Agreement (including any schedule or exhibit thereto) or the negotiation, execution or performance of the Merger Agreement (including any claim, dispute, controversy or cause of action related to any representation or warranty made in or in connection with the Merger Agreement) will be governed by and construed in accordance with the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Forum

The parties to the Merger Agreement have agreed that any action related to the Merger Agreement will be brought exclusively in the Court of Chancery of the State of Delaware or if under applicable law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof.

Specific Performance

The parties to the Merger Agreement have agreed that the parties to the Merger Agreement are entitled to specific performance and injunctive or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without posting any bond.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by the Separation Agreement, which is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein. Gentherm shareholders and Modine shareholders are urged to read the Separation Agreement in its entirety. This summary of the Separation Agreement has been included to provide Gentherm shareholders and Modine shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this proxy statement/prospectus.

Descriptions regarding the assets and liabilities conveyed to (and assumed by) SpinCo and retained by Modine contained in the Separation Agreement are qualified by certain information that has been exchanged separately between Modine and Gentherm and that is not expressly enumerated in the Separation Agreement. Accordingly, Gentherm shareholders and Modine shareholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged separately between Modine and Gentherm. For the avoidance of doubt, the Separation Agreement does not contain any representations or warranties other than representations by each of Modine, SpinCo and Gentherm regarding their requisite power and authority to enter into and perform the Transaction Documents and the validity and enforceability of the Transaction Documents entered into by such party.

Overview

The Separation Agreement provides for the separation of the Performance Technologies Business from Modine. Among other things, the Separation Agreement specifies which assets of Modine related to the Performance Technologies Business are to be transferred to, and which liabilities of Modine related to the Performance Technologies Business are to be assumed by, SpinCo and its subsidiaries, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which Modine and SpinCo will become separate and independent companies (subject only to the Transition Services Agreement and the Technical Services Agreement). The matters addressed by the Separation Agreement include the matters described below.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies assets to be transferred (including contracts to be assigned) and liabilities to be assumed by each of Modine and SpinCo as part of the separation of the Performance Technologies Business into an independent company, and it provides for when and how these transfers, assumptions and assignments will occur.

In particular, the Separation Agreement provides that Modine and its subsidiaries will transfer each of their respective right, title and interest in the following assets (the “SpinCo Assets”) to SpinCo:

•

all issued and outstanding capital stock or other equity interests of the existing Modine entities to be transferred to SpinCo and other equity investments or other securities in joint ventures, minority investments, partnerships or similar persons owned by SpinCo or any other members of the SpinCo Group as of the Distribution Time primarily related to the Performance Technologies Business;

•

all cash, cash equivalents or marketable securities paid to SpinCo by Modine in respect of the Cash Transfer, if any, plus (ii) SpinCo Cash (as defined in the Separation Agreement) plus (iii) restricted cash of any member of the SpinCo Group as of 11:59 p.m. on the day prior to the Distribution Date (the “Cut-off Time”) held in escrow or as collateral or subject to any legal restriction on the ability to freely transfer or use such cash for any lawful purpose, subject to specified limits set forth in the Separation Agreement;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

all assets that are expressly provided by the Separation Agreement, the Merger Agreement or any of the other Transaction Documents (or the schedules thereto) as assets to be transferred to SpinCo or any other member of the SpinCo Group;

•

all SpinCo owned real property, SpinCo owned real property leases and SpinCo transferred leased property leases, together with any tangible personal property or inventory located at such properties and any prepaid rent, security deposits and related options to renew or purchase, and all related interests, including easements;

•

all inventory of either Modine or SpinCo or any member of the Modine Group or SpinCo Group as of the Distribution Time to the extent primarily related to, primarily used in or primarily held for use for the Performance Technologies Business;

•

specified contracts of the Performance Technologies Business as of the Distribution Time and all rights, interests or claims of either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group thereunder as of the Distribution Time;

•

all intellectual property owned by either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group as of the Distribution Time that are primarily used or primarily held for use by the Performance Technologies Business, including trademarks and internet properties containing the “Modine” trademark (collectively, “SpinCo Intellectual Property”);

•

all information technology equipment used or held for use by Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group that is (i) located, installed or contained in or on the SpinCo-owned real property or SpinCo-transferred leased property, except to the extent such information technology equipment is exclusively used or exclusively held for use by the Modine Business or (ii) exclusively used or exclusively held for use by the Performance Technologies Business; as of the Distribution Date (“SpinCo Information Technology”);

•

all SpinCo permits as of the Distribution Time and all rights, interests or claims of either Modine or SpinCo or any of the members of the Modine Group or SpinCo Group thereunder (the “SpinCo Permits”);

•

copies of any and all SpinCo books and records in the possession of either Modine or SpinCo as of immediately prior to the Distribution Time; provided, Modine will be permitted to retain and use copies of certain such books and records;

•	all tangible personal property primarily used for the Performance Technologies Business, subject to certain exceptions;

•

all claims, warranties, guarantees, refunds, actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature against third parties and to the extent arising out of the SpinCo Assets or SpinCo Liabilities;

•

subject to certain conditions and net of certain amounts, all proceeds of third-party insurance policies received (to the extent such proceeds are pending as of the date of the Merger Agreement or otherwise received after such date) or receivable by Modine or any member of the SpinCo Group and monies received from third parties (to the extent such monies are pending as of the date of the Separation Agreement or otherwise received after such date) in the nature of contribution or indemnification, in each case, as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset, net of certain amounts (“Excluded Cash”);

•	all rights that accrue or will accrue to SpinCo or any member of the SpinCo Group pursuant to the Separation Agreement, the Merger Agreement or any other Transaction Document;

•	any and all assets included in the Final Net Working Capital; and

•

all other assets of either Modine or SpinCo or any member of the Modine Group or SpinCo Group as of the Distribution Time that are primarily related to or are primarily used in or primarily held for use for the Performance Technologies Business (other than those that are of a type described above).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

All of the assets other than the assets allocated to SpinCo will generally be retained by, or transferred to, Modine. The Separation Agreement identifies the Modine Assets, including, subject to certain exceptions:

•

all assets of either Modine or SpinCo or any of the members of the Modine Group or SpinCo Group as of the Distribution Time that are contemplated by the Separation Agreement, the Merger Agreement or any other Transaction Document (or the schedules thereto) as assets to be retained by Modine or any other member of the Modine Group;

•	all inventory of either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group other than inventory that is a SpinCo Asset;

•

all real property, whether owned, leased, subleased, licensed, or otherwise occupied by either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group as of the Distribution Time other than the SpinCo owned real property, SpinCo owned real property leases and SpinCo transferred leased property leases, and tangible personal property located thereon, (other than any tangible personal property that is a SpinCo Asset) and any prepaid rent, security deposits or options to renew or purchase related thereto;

•

all contracts of either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group as of the Distribution Time, other than specified contracts of the Performance Technologies Business (including the portion of any shared contracts that are specified contracts of the Performance Technologies Business);

•	all intellectual property owned by either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group, other than the SpinCo Intellectual Property;

•

all information technology owned or used by either Modine or SpinCo or any member of the Modine Group or the SpinCo Group as of immediately prior to the Distribution Time (other than SpinCo Information Technology);

•	all permits of either Modine or SpinCo or any of the members of the Modine Group or SpinCo Group other than the SpinCo Permits;

•	all of Modine’s books and records;

•

all cash, cash equivalents and marketable securities of either Modine or SpinCo or any of the members of its Group as of the Distribution Time, other than any cash that is a SpinCo Asset and any Excluded Cash received by any member of the Modine Group or any member of the SpinCo Group prior to the Cut-Off Time;

•

all attorney-client privilege and attorney-work-product protection of Modine or any member of its Group as a result of legal counsel representing them in connection with the Transactions and documents subject to such attorney-client privilege and work-product protection, and all documents maintained by Modine, the Modine Group or their representatives in connection with the Transactions; and

•	all rights that accrue or will accrue to Modine or any member of Modine Group pursuant to the Separation Agreement, the Merger Agreement or any other Transaction Document.

The Separation Agreement provides that liabilities related to the Performance Technologies Business or the assets allocated to SpinCo will generally be retained by or transferred to SpinCo, including, except to the extent constituting liabilities to be retained by Modine (the “SpinCo Liabilities”), the following, subject to certain exceptions:

•	all liabilities, including any environmental liabilities, to the extent relating to (i) the Performance Technologies Business or (ii) any SpinCo Asset;

•	all liabilities of either Modine or SpinCo or any of the members of the Modine Group or the SpinCo Group to the extent expressly provided by the Separation Agreement, the Merger Agreement or any of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the other Transaction Documents (or the schedules thereto) as liabilities that are to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and liabilities of any member of the SpinCo Group under the Separation Agreement, the Merger Agreement or any other Transaction Document;

•	all liabilities relating to the specified contracts of the Performance Technologies Business, the SpinCo Intellectual Property, the SpinCo Information Technology or SpinCo Permits;

•	all liabilities relating to, arising out of or resulting from the Bridge Financing and/or the Permanent SpinCo Financing;

•	all liabilities relating to, arising out of or resulting from any financing or refinancing in connection with the Distribution;

•

all liabilities to the extent resulting from information regarding SpinCo, Gentherm or their respective businesses and operations contained in any of the Disclosure Documents (as defined in the Separation Agreement), other than information relating to the Performance Technologies Business;

•	all liabilities to the extent expressly included in the Final Net Working Capital;

•

fifty percent (50%) of the out-of-pocket cost of the premium or premiums actually incurred by any member of Modine or the SpinCo Group with respect to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement and (b) all unpaid reimbursement obligations owed by Gentherm to Modine as of the Closing;

•	all liabilities arising out of claims made by any third party against any member of the Modine Group or the SpinCo Group relating to the Performance Technologies Business or any SpinCo Asset;

•	subject to certain restrictions, any liabilities relating to the operation of the Performance Technologies Business after the Distribution Time;

•	all liabilities to the extent related to the SpinCo portion of any Shared Contract (as defined below); and

•	certain scheduled liabilities.

All of the liabilities other than the liabilities allocated to SpinCo will generally be retained by or transferred to Modine. The Separation Agreement identifies specific liabilities that will not be allocated to SpinCo (the “Modine Liabilities”), including:

•	all liabilities of either Modine or SpinCo or any member of the Modine Group or the SpinCo Group, in each case, to the extent that such liabilities are not SpinCo Liabilities;

•	all liabilities to the extent arising out of claims made by any third party against any member of Modine Group or the SpinCo Group to the extent relating to the Modine Business or Modine Assets;

•	subject to certain restrictions, any liabilities to the extent relating to the operation of any business conducted by or on behalf of any member of the Modine Group after the Distribution Time;

•	all liabilities to the extent related to the Modine portion of any Shared Contract; and

•	certain scheduled liabilities.

Consents and Delayed Transfers

The Separation Agreement provides that the parties will use their commercially reasonable efforts to seek and obtain any approvals, consents, ratifications, permissions, waivers or authorizations with applicable regulatory requirements (including governmental authorizations) required for the transfer or assignment of any assets or the assumption of any liabilities under the Separation Agreement, and Modine and Gentherm shall pay eighty percent (80%) and twenty percent (20%), respectively, of any reasonable and documented out-of-pocket costs and expenses incurred by Modine or SpinCo or any member of their Groups in connection with such efforts).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The transfer or assignment of assets or the assumption of liabilities, as the case may be, will be automatically deemed deferred and any such purported transfer, assignment or assumption will be null and void until such time as all legal impediments are removed or such approval or notification has been obtained or made if and to the extent that the valid, complete and perfected transfer or assignment of such assets would be a violation of applicable law or require any approvals or notifications that have not been made or obtained at or prior to the Distribution Time. The party retaining such asset will hold such asset in trust for the use and benefit of the other (at the expense of the member of the SpinCo Group or the Modine Group, as applicable, entitled thereto) until properly conveyed. From and after the Distribution Time, all the benefits and burdens relating to such asset or liability, including use, risk of loss, potential for gain, and dominion, control and all related costs and expenses, will inure to the SpinCo Group or the Modine Group, as applicable. Except as required by applicable law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code or similar provision of state, local or foreign law), each of Modine and SpinCo will, and will cause the members of the Modine Group or the SpinCo Group, as applicable, to, (i) treat such asset for all tax purposes as owned by the party entitled to such asset and any liability as a liability of the party intended to be responsible for such liability and (ii) neither report nor take any tax position (on a tax return or otherwise) inconsistent with such treatment.

Shared Contracts

Subject to applicable law, unless the parties otherwise agree or the benefits of the relevant contracts are expressly conveyed to the applicable party (other than pursuant to the Transition Services Agreement), any contract, a portion of which is a SpinCo Contract, but the remainder of which is a Modine Asset (such contracts, the “Shared Contracts”), will be assigned in relevant part to the applicable member(s) of the Modine Group or the SpinCo Group, as applicable, if so assignable, or appropriately amended so that each applicable member of the Modine Group or SpinCo Group will be entitled to the rights and benefits, and will assume the related portion of any liabilities, inuring to the Modine Business or the Performance Technologies Business, as applicable. In no event will Modine or SpinCo be required to assign or amend any Shared Contract that is not assignable or that cannot be amended without consent of the counterparty. For any Shared Contract that cannot be so assigned or amended, the party that is a party to such Shared Contract will take commercially reasonable and permissible actions to cause the other party to receive the rights and benefits of that portion of the Shared Contract that relates to the Modine Business or the Performance Technologies Business, as applicable, as if such Shared Contract had been assigned or amended, and to bear the burden of the corresponding liabilities as if such liabilities had been assumed. Each of Modine and SpinCo will use its commercially reasonable efforts to complete the assignment or amendment of all Shared Contracts described above.

Financing

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the Bridge Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $250 million, the proceeds of which will be used to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement, and to pay certain other amounts under the Merger Agreement and/or the Separation Agreement, and Gentherm expects to use available and committed financing pursuant to the Gentherm Revolving Credit Facility to fund the Gentherm Special Dividend (if any) and to pay fees, commissions and expenses related to the Transactions and the excess of the Final Cash Transfer Amount over the Cash Transfer Amount, if any, to Modine. See the section entitled “The Transaction Agreements-Debt Financing.”

Contribution

As part of the Separation and prior to the Distribution, Modine will contribute the SpinCo Assets the Cash Transfer (if the Cash Transfer Amount is a negative number) to SpinCo in exchange for (a) the assumption of the SpinCo Liabilities by SpinCo, (b) the actual or deemed issuance by SpinCo to Modine of shares of SpinCo Common Stock, (c) the payment by SpinCo to Modine of the SpinCo Cash Distribution and (d) the payment by SpinCo to Modine of the Cash Transfer Amount (if the Cash Transfer Amount is a positive number).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The Distribution

In the Distribution, Modine will distribute all of the outstanding shares of SpinCo Common Stock to Modine’s shareholders, without consideration on a pro rata basis on the Distribution Date.

The Modine Board, in accordance with applicable law, will establish the Distribution Record Date and the Distribution Date, and Modine will establish appropriate procedures in connection with, and to effectuate in accordance with applicable law, the Distribution. All shares of SpinCo Common Stock held by Modine on the Distribution Date will be distributed to the holders of record of Modine Common Stock in the manner determined by Modine and in accordance with the distribution formula set forth below. Each holder of Modine Common Stock on the Distribution Record Date will be entitled to receive for all shares of Modine Common Stock held by such holder as of the Distribution Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by Modine on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Modine Common Stock held by such record holder on the Distribution Record Date and the denominator of which is the total number of shares of Modine Common Stock outstanding on the record date (excluding treasury shares held by any member of the Modine Group).

Upon the consummation of the Distribution, Modine will deliver to the distribution agent a global certificate or book-entry authorization representing the shares of SpinCo Common Stock being distributed, which the distribution agent will hold for the account of Modine shareholders pending the Merger, in accordance with the Merger Agreement.

Conditions to the Distribution

The obligation of Modine to complete the Distribution is subject to the satisfaction or waiver of the following conditions:

•	the receipt by Modine of the Modine Distribution Tax Opinion in form and substance reasonably satisfactory to Modine;

•	the receipt by Modine of the IRS Ruling, in form and substance reasonably satisfactory to Modine, which shall continue to be valid and in full force and effect;

•	the completion of the Reorganization substantially in accordance with the Reorganization step plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

•

the delivery by an independent firm mutually acceptable to Modine and Gentherm of an opinion, in form and substance reasonably acceptable to Modine, to the Modine Board confirming that Modine is solvent immediately prior to the Distribution and of Modine and SpinCo immediately after giving effect to the consummation of the Bridge Financing and/or the Permanent SpinCo Financing, SpinCo Cash Distribution, Cash Transfer and Distribution;

•

the consummation of the Bridge Financing and/or the Permanent SpinCo Financing in accordance with the Separation Agreement and receipt by SpinCo of net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution;

•	the satisfaction or waiver of conditions to Modine’s, SpinCo’s, Gentherm’s and Merger Sub’s obligations to effect the Merger;

•	the irrevocable confirmation by Gentherm that conditions to it and Merger Sub’s obligations to effect the Merger have been satisfied or waived by Gentherm;

•	the consummation of the SpinCo Cash Distribution by SpinCo to Modine; and

•	the payment of the Cash Transfer prior to or concurrently with the Distribution.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In accordance with the Separation Agreement, Modine and SpinCo will cooperate and use their reasonable best efforts to cause the conditions to the Distribution to be satisfied as promptly as practicable, but in any event, prior to the Outside Date. In addition, Modine is required to use its reasonable best efforts to obtain the opinions referenced in bullets one and four above to consummate the Distribution.

Initial Adjustment Statement; Post-Closing Adjustments

Prior to the Closing Date, Modine will deliver to Gentherm, for Gentherm’s review, a statement (the “Initial Adjustment Statement”), which will set forth in reasonable detail Modine’s calculation of the estimated amounts of the following, in each case (other than the SpinCo Expense Reimbursement), as of the Cut-Off Time:

•	Net Working Capital of SpinCo;

•	SpinCo Indebtedness;

•	SpinCo Expense Reimbursement;

•	SpinCo Cash; and

•	Cash Transfer Amount.

Modine must consider any comments to the Initial Adjustment Statement proposed by Gentherm in good faith.

The Separation Agreement provides for the post-closing review and potential adjustment of the Initial Adjustment Statement. Within 120 days following the Closing, Gentherm will prepare and deliver to Modine a statement (the “Preliminary Adjustment Statement”), which will set forth in reasonable detail Gentherm’s calculation of the components of the Initial Adjustment Statement.

If Modine disagrees with the calculations set forth in the Preliminary Adjustment Statement, Modine will deliver to Gentherm, within 60 days after receipt by Modine of the Preliminary Adjustment Statement, a written statement of its disagreement, including reasonable detail the particulars of the disagreement, including the nature and amount of any disputes as to the Preliminary Adjustment Statement. Modine will be deemed to have agreed with the items and amounts in the Preliminary Adjustment Statement not specifically identified in such notice. If Modine does not deliver the notice within the 60 days, the Preliminary Adjustment Statement will become final and binding as the “Final Adjustment Statement” for purposes of the payment contemplated by the Separation Agreement based on the Final Adjustment Statement.

If Modine delivers a notice of disagreement to Gentherm, Modine and Gentherm will attempt to resolve the dispute within 30 days after Gentherm’s receipt of Modine’s notice. If the parties do not reach a resolution during that 30 day period, Modine and Gentherm will retain a nationally recognized independent certified public accounting firm in the United States who will make a final determination with respect to disputed items.

Within five business days after the determination of the Final Cash Transfer Amount, if the Final Cash Transfer Amount exceeds the Cash Transfer Amount, SpinCo will pay Modine the amount of such excess. If the Cash Transfer Amount exceeds the Final Cash Transfer Amount, Modine will pay SpinCo the amount of such excess.

Access to Information and Record Retention

The Separation Agreement provides for the following access to information:

•

Until the seven-year anniversary of the Distribution Date, each party agrees that it will not destroy or otherwise dispose of, or permit the destruction or disposal of, any of SpinCo’s books and records or any of Modine’s books and records in its or its subsidiaries’ possession without first giving SpinCo and Gentherm, on the one hand, or Modine, on the other hand, written notice of such intended destruction

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

or disposition no later than 20 days prior to the date of such destruction or disposition and offering such other party the opportunity to copy any of SpinCo’s books and records or Modine’s books and records, as applicable, or to deliver to such other party, at such other party’s expense, custody of such books and records.

•

After the Distribution Time, subject to certain applicable confidentiality obligations, Gentherm and/or SpinCo, or any members of the Gentherm Group or the SpinCo Group, each of Modine, on the one hand, and Gentherm and/or SpinCo, on the other hand, will use its commercially reasonable efforts to make available to the other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of the Gentherm Group, the SpinCo Group or the Modine Group as witnesses and any books, records or other documents that are within its control or that it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any action in which the requesting party (or member of the Gentherm Group, the SpinCo Group or the Modine Group) may from time to time be involved, regardless of whether such action is a matter with respect to which indemnification may be sought hereunder. The requesting party will bear all costs and expenses in connection therewith.

Treatment of Intercompany Agreements, Receivables and Payables

The Separation Agreement provides that all agreements that are between members of the SpinCo Group, on the one hand, and Modine and its other subsidiaries, on the other hand, other than certain specified contracts, will be terminated as of the time of the Distribution without any further liability to Modine, SpinCo or any member of the Modine Group or the SpinCo Group. The Separation Agreement provides that all intercompany receivables owed and intercompany payables due solely between members of the SpinCo Group, on the one hand, and Modine and its other subsidiaries, on the other hand, that are outstanding immediately prior to the time of the Distribution will be repaid, settled or otherwise eliminated in full, without any further liability thereunder to either party thereto.

The Separation Agreement also provides that at the time of the Distribution, or such earlier time as the parties agree, the parties will take all actions necessary to cause all bank and brokerage accounts owned by a member of the SpinCo Group to be de-linked from the accounts owned by Modine or any of its other subsidiaries, and all bank and brokerage accounts owned by Modine or any of its other subsidiaries to be de-linked from the accounts owned by a member of the SpinCo Group. Further, any outstanding checks issued by Modine, SpinCo or any of their respective subsidiaries prior to the time of the Distribution will be honored from and after the time of the Distribution by a Person or entity or a group owning the account on which the check is drawn, without limiting the ultimate allocation of liability for such amounts under the Separation Agreement or any other Transaction Document.

Releases

The Separation Agreement provides that, subject to certain exceptions specified in the Separation Agreement, Gentherm and SpinCo, on one hand, and Modine, on the other hand, each on behalf of itself and each member of the SpinCo Group or the Modine Group and their respective successors, assigns and certain other persons, will release and discharge (i) Modine and the members of the Modine Group or SpinCo and the members of the SpinCo Group, as applicable, and their respective successors and assigns; (ii) all persons who at any time prior to the Distribution Time have been shareholders, directors, officers, agents or employees of any member of the Modine Group or the SpinCo Group (in each case, in their respective capacities as such), as applicable, and their respective heirs, executors, administrators, successors and assigns; and (iii) in the case of Gentherm and SpinCo only, all persons who at any time prior to the Distribution Time are or have been shareholders, directors, officers, agents or employees of an existing Modine entity to be transferred to SpinCo and who are not, as of immediately following the Distribution Time, directors, officers or employees of SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

or a member of the SpinCo Group, in each case from (A) all SpinCo Liabilities or Modine Liabilities, as applicable, (B) any and all liabilities arising from or in connection with the transactions and all other activities to implement the Separation and the Distribution, the Bridge Financing and/or the Permanent SpinCo Financing, the Merger and any of the other transactions contemplated by the Separation Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in the case of Gentherm and SpinCo, to the extent relating to, arising out of or resulting from, the Performance Technologies Business, the SpinCo Assets or the SpinCo Liabilities, and in the case of Modine, to the extent relating to, arising out of or resulting from the Modine Business, the Modine Assets and the Modine Liabilities.

Indemnification

The Separation Agreement provides that SpinCo will, and will cause each member of the SpinCo Group to, indemnify defend and hold harmless, Modine, each member of the Modine Group and Modine’s affiliates and each of their respective past, present and future directors, officers, employees and agents, in each case, in their respective capacities as such, including their respective heirs, executors, successors and assigns from and against all liabilities of such indemnitees relating to any of the following:

•	any SpinCo Liability;

•	any failure of SpinCo, any other member of the SpinCo Group or any other person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms;

•

any breach by SpinCo or any other member of the SpinCo Group of the Merger Agreement or any of the Transaction Documents(other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document) provided, that Modine indemnitees will not be entitled to indemnification for SpinCo’s, or a member of the SpinCo Group’s, breach prior to the Distribution Time;

•

except to the extent it relates to a Modine Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the Modine Group for the benefit of any member of the SpinCo Group that survives following the Distribution (other than as a result of breach thereof by any member of the SpinCo Group prior to the Effective Time or breach thereof by any member of the Modine Group);

•

any liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of Gentherm in writing prior to the Distribution in connection with the Bridge Financing and/or the Permanent SpinCo Financing (other than with respect to information that was initially disclosed or provided to Gentherm by any member of the Modine Group); and

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in Gentherm’s name in specified securities filings to be made by the parties in connection with the Transactions.

The Separation Agreement provides that Modine will, and will cause other members of the Modine Group to, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and affiliates, all persons who are or have been their respective directors, partners, agents or employees, in their respective capacities as such, and each of their respective heirs, executors, successors and permitted assigns, from and against all liabilities relating to, arising out of or resulting from:

•	any Modine Liability;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	any failure of Modine, any other member of the Modine Group or any other person to pay, perform or otherwise promptly discharge any Modine Liability;

•

any breach by Modine or any other member of the Modine Group of the Separation Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which will be subject to the indemnification provisions contained in such Transaction Document); provided, that SpinCo indemnitees will not be entitled to indemnification for Modine’s, or a member of the Modine Group’s, breach prior to the Distribution Time;

•

except to the extent it relates to a SpinCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the SpinCo Group for the benefit of any member of the Modine Group that survives following the Distribution (other than as a result of a breach thereof by any member of the SpinCo Group after the Effective Time);

•

liabilities arising out of claims made by the securityholders or lenders of a party or any of their affiliates to the extent relating to the use of any information relating to the Modine Business provided by or on behalf of Modine, SpinCo, or any of their subsidiaries in writing prior to the Distribution in connection with the Bridge Financing and/or the Permanent SpinCo Financing (other than with respect to information that was initially disclosed or provided to Modine by Gentherm or any of its subsidiaries); and

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in Modine’s name in specified securities filings to be made by the parties in connection with the Transactions.

Under the Separation Agreement, each indemnifying party’s indemnification obligations are uncapped and the amount of any indemnifiable loss will be net of any insurance proceeds or other amounts actually recovered from any person in respect of the indemnifiable liability. Each indemnified party must use its commercially reasonable efforts to collect or recover any insurance proceeds or other proceeds to which the indemnified party is entitled in connection with any liability for which the indemnified party seeks indemnification pursuant to the Separation Agreement.

Insurance

Following the time of the Distribution, the SpinCo Group and the Gentherm Group will not be covered by or have access to the insurance policies of the Modine Group; provided, that the SpinCo Group will have the right to access occurrence-based coverage, to the extent available, for claims arising out of acts, omissions, events or circumstances that occurred or existed prior to the time of the Distribution, and SpinCo will indemnify and reimburse Modine for any deductibles, self-insured retention and other expenses incurred by Modine to the extent resulting from such claims.

Dispute Resolution

The Separation Agreement provides that following the Closing, any party seeking resolution of any dispute, controversy or claim related to the Separation Agreement or any other Transaction Document shall provide notice of the same to Modine or Gentherm, as appropriate. As soon as reasonably practicable, an appropriate executive or other representative at a senior level of management of each of Modine and Gentherm will begin conducting good faith negotiations with respect to such dispute. If Modine and Gentherm are unable to resolve a dispute through negotiation within thirty (30) days of receiving a negotiation request or such longer period of time as Modine and Gentherm may mutually agree in writing, the dispute will be submitted the applicable courts in accordance with the terms in the Separation Agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Termination

The Separation Agreement will terminate immediately upon termination of the Merger Agreement prior to the Distribution. In the event of such a termination, none of the parties will have any liability to any person by reason of the Separation Agreement, except under provisions in the Separation Agreement regarding the allocation between the parties of certain costs in connection with the separation of the Performance Technologies Business and SpinCo Assets from the Modine Business and Modine Assets.

Governing Law

The parties to the Separation Agreement have agreed that the Separation Agreement will be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of choice of law principles including all matters of validity, construction, effect, enforceability, performance and remedies.

Forum

The parties to the Separation Agreement have agreed that any litigation relating to any dispute with respect to the Separation Agreement, or for recognition and enforcement of any judgment in respect of the Separation Agreement and the rights and obligations arising under the Separation Agreement brought by the other party or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery (or, solely in the case that the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

Specific Performance

The parties to the Separation Agreement are entitled to specific performance and injunctive or other equitable relief to prevent breaches of the Separation Agreement and to enforce specifically the terms and provisions of the Separation Agreement without posting any bond.

Debt Financing

Concurrently with the execution of the Merger Agreement, SpinCo and Gentherm entered into a commitment letter with certain financial institutions, which commitment letter was amended and restated as the Commitment Letter, pursuant to which the Commitment Parties committed to provide bridge loans under a 364-day senior secured bridge loan credit facility in an aggregate principal amount of up to $290.0 million, subject to the terms and conditions of the Commitment Letter.

SpinCo and Gentherm expect that SpinCo will reduce commitments under the Commitment Letter by incurring the Permanent SpinCo Financing in an aggregate principal amount of up to $250 million on or prior to the date of the SpinCo Cash Distribution. The aggregate proceeds of the Bridge Financing and/or the Permanent SpinCo Financing will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement. SpinCo and Gentherm anticipate that the definitive documentation governing the Permanent SpinCo Financing will contain customary covenants for financing transactions of a similar nature and will carry an interest rate based on then current market conditions. The terms of the Permanent SpinCo Financing are not committed, and the exact terms and interest rate of the Permanent SpinCo Financing will be subject to market conditions. There can be no assurance regarding if or when the Permanent SpinCo Financing will be consummated or the terms of the Permanent SpinCo Financing. Following the Merger, Gentherm and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo under the Bridge Financing and/or the Permanent SpinCo Financing.

Gentherm expects to use available and committed financing pursuant to the Gentherm Revolving Credit Facility to fund the Gentherm Special Dividend (if any) and to pay fees, commissions and expenses related to the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Transactions and the excess of the Final Cash Transfer Amount over the Cash Transfer Amount, if any, to Modine. After the consummation of the Transactions, SpinCo and certain of its subsidiaries are expected to guarantee the obligations under the Gentherm Revolving Credit Facility.

This proxy statement/prospectus is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any debt securities of Gentherm or SpinCo. No offer of debt securities will be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE DISTRIBUTION AND THE MERGER

Gentherm, Modine, SpinCo and Merger Sub and certain of their respective subsidiaries, shareholders, directors and officers, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and ongoing relationships among Gentherm, SpinCo and Modine. The material terms of these agreements are summarized below. The summaries below are qualified in their entirety by the contents of the respective agreements, which are incorporated by reference in this proxy statement/prospectus. Shareholders of Gentherm and Modine are urged to read these agreements in their entirety. The summary of the agreements described below has been included to provide Gentherm shareholders and Modine shareholders with information regarding their terms. The rights and obligations of the parties to these agreements are governed by the express terms of the agreements and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Gentherm, Merger Sub, Modine or SpinCo. Information about Gentherm, Merger Sub, Modine and SpinCo can be found elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus.

Tax Matters Agreement

SpinCo, Modine and Gentherm will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, Modine and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation or the Distribution to qualify for their intended tax treatment), tax benefits and attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. This summary is qualified by reference to the complete text of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

In general, under the Tax Matters Agreement:

•

Modine will be responsible for and indemnify SpinCo for (i) any taxes (and any related interest, penalties or audit adjustments) imposed on any consolidated, combined or unitary tax group of Modine for any period; (ii) any taxes (including indirect taxes on controlled foreign corporations) (and any related interest, penalties or audit adjustments) imposed on SpinCo or any of its subsidiaries for any tax period or portion thereof ending on or prior to the end of the day on which the Distribution Time occurs; (iii) any taxes (and any related interest, penalties or audit adjustments) attributable to assets or activities of businesses operated by the Modine Group and its subsidiaries other than the Performance Technologies Business; (iv) any taxes associated with an excess loss account with respect to the stock of SpinCo or any of its subsidiaries or associated with deferred intercompany transactions between SpinCo or any of its subsidiaries and Modine or any of its subsidiaries; (v) any taxes (and any related interest, penalties or audit adjustments) with respect to the Separation or the Distribution (other than taxes resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement); and (vi) generally, 100% of any taxes (and any related interest, penalties or audit adjustments) resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement, except that (a) Modine is generally not responsible for any such taxes caused by specified actions of (or relating to) SpinCo (unless such taxes were also caused by specified actions of (or relating to) Modine, in which case Modine remains liable to the extent of its relative fault) and (b) Modine is only responsible for its pro rata share of any such taxes that result from an issue with the computation or availability of Overlap Shareholders (described more fully below); and,

•	SpinCo will be responsible for and indemnify Modine for (i) any taxes (and any related interest, penalties or audit adjustments) imposed on SpinCo for any period or portion thereof beginning on the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

day after the day on which the Distribution Time occurs; (ii) generally, 100% of any taxes (and any related interest, penalties or audit adjustments) resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement that is caused by specified actions of (or involving) SpinCo (unless such taxes were also caused by specified actions of (or involving) Modine, in which case SpinCo and Gentherm are responsible only to the extent of their relative fault); (iii) any taxes attributable to an action by SpinCo or a member of the SpinCo Group at the direction of Gentherm (or a subsidiary or Affiliate of Gentherm) that is not in the ordinary course of business (and not expressly required by the Merger Agreement or the Transaction Documents or part of the separation transaction) effected after the Distribution and on the date of the Distribution; and (iv) its pro rata share of such taxes that result from an issue with the computation or availability of Overlap Shareholders (described more fully below).

As described more fully below under “Material U.S. Federal Income Tax Considerations of the Distribution and the Merger,” under Section 355(e) of the Code, Modine is required to recognize corporate-level tax on the Distribution if, as a result of the Merger and any other Transactions considered part of a plan with the Distribution, there is a direct or indirect acquisition by one or more persons of equity representing a 50% or greater interest in SpinCo. For purposes of determining whether one or more persons will acquire directly or indirectly equity representing a 50% or greater interest in Modine or SpinCo for purposes of Section 355(e) of the Code, if a holder of SpinCo Common Stock is also a shareholder of Gentherm immediately prior to the Merger (an Overlap Shareholder), the amount of such Overlap Shareholder’s ownership percentage in SpinCo immediately prior to the Effective Time that does not decrease as a result of the Merger is not taken into account as an acquisition of interests for these purposes.

Modine intends to request the IRS Ruling regarding the proper time, manner and methodology for measuring Overlap Shareholders for these purposes. If, notwithstanding the IRS Ruling, any taxes (and any related interest, penalties or audit adjustments) are attributable to an error in the determination of the Overlap Shareholders or otherwise to the failure of the Contribution or the Distribution to qualify for their intended tax treatment because of an issue with respect to the computation or availability of Overlap Shareholders (and such taxes are not attributable to certain specified actions of Modine or Gentherm that result in such taxes being allocated to Modine and/or Gentherm), then the Tax Matters Agreement provides that Modine will bear 40% and SpinCo and Gentherm will bear 60% of such taxes. The parties’ obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. The Tax Matters Agreement does not provide for an indemnity to any holder of SpinCo Common Stock (as determined immediately after the Distribution Time but prior to the Merger) or any Modine shareholder or Gentherm shareholder as a result of any failure of the Separation, the Distribution or the Merger to qualify for their intended tax treatment.

The Tax Matters Agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In general, the party that would be primarily liable under the Tax Matters Agreement to pay the applicable taxes resulting from a tax contest will administer and control such tax contest. However, Modine will administer and control any tax proceeding with respect to the intended tax treatment or the tax treatment of any separation transaction; provided, that SpinCo will have joint control and consent rights in any tax proceeding that involves taxes for which SpinCo may reasonably be expected to become liable to make an indemnification payment, to the extent relating to such taxes. In the case of any tax proceeding related to any Tax Return required to be filed by a member of the SpinCo Group for which Modine controls the tax proceeding, SpinCo and Gentherm will have information and consent rights to the extent SpinCo or Gentherm may reasonably be expected to become liable to make an indemnification payment or would otherwise reasonably be expected to materially and adversely impact the Tax liability of the SpinCo Group for any post-closing tax period. In addition, the Tax Matters Agreement provides for cooperation and information sharing with respect to tax matters.

The Tax Matters Agreement also imposes certain restrictions on Gentherm, SpinCo and Modine with respect to actions that could cause the Separation and the Distribution to fail to qualify for their intended tax

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

treatment. Unless a favorable ruling or an unqualified will-level opinion (of counsel or an accounting firm) is received that is in form and substance satisfactory to Modine in its discretion, or Modine waives the requirement to obtain such favorable ruling or will-level opinion, during the two-year period following the day on which the Distribution Time occurs, Gentherm and SpinCo may not:

•	merge or consolidate with another Person other than pursuant to certain permitted restructuring transactions;

•

approve or allow the sale, disposition or other transfer (including discontinuance or cessation) of more than 30% of SpinCo’s gross assets (or the gross assets of the trade or business relied upon to satisfy the requirements of Section 355 of the Code) (other than for sales or dispositions (i) in the ordinary course, (ii) to a disregarded entity of the transferor for U.S. federal income tax purposes, (iii) of any cash paid to acquire assets from an unrelated person in an arm’s length transaction or repayment of any indebtedness of a member of SpinCo’s “separate affiliated group” within the meaning of Section 355(b)(3) of the Code, (iv) to another member of SpinCo’s “separate affiliated group” within the meaning of Section 355(b)(3) of the Code, (v) in connection with certain permitted restructuring transactions and (vi) of certain cash to Gentherm to fund any Gentherm Special Dividend in connection with the Transactions);

•

enter into a transaction or series of transactions that results in any person acquiring any shares of Gentherm or SpinCo, subject to certain exceptions, including (i) for the adoption of a shareholder rights plan, (ii) in connection with a person’s performance of services, (iii) relating to acquisitions by a retirement plan of an employee, (iv) relating to public trading, (v) for certain share repurchases (if specific requirements are satisfied), and (vi) for certain permitted restructuring transactions;

•	liquidate or partially liquidate Gentherm or SpinCo;

•	amend SpinCo’s certificate of incorporation or take any action that affects voting rights with respect to its stock;

•

issue shares of a new class of nonvoting stock, or otherwise issue shares of stock that could reasonably be expected to have adverse consequences on the tax-free status of the Distribution for U.S. federal income tax purposes (which does not include issuances (i) in connection with a person’s performance of services or (ii) relating to a retirement plan of an employee);

•

repurchase equity of Gentherm, subject to certain exceptions, including (i) for certain share repurchases (if specific requirements are satisfied) and (ii) for certain permitted restructuring transactions;

•	take or fail to take any action inconsistent with any applicable representation or covenant made in the tax opinions, IRS rulings or IRS ruling request; or

•	take any action that individually or in the aggregate is reasonably likely to adversely affect the intended tax treatment of the Separation, SpinCo Cash Distribution, Distribution or Merger.

In addition, during the two-year period following the Distribution Time, Modine and any member of the Modine Group may not:

•	take any action or fail to take any action that is inconsistent with any representation or covenant made in the tax opinions, IRS rulings or IRS ruling request; or

•	take any action that would be reasonably likely to adversely affect the intended tax treatment of the Separation, Distribution or Merger.

In the event that the Distribution does not qualify for the intended tax treatment set forth in the Tax Matters Agreement, Gentherm may receive the benefits of a step-up in the tax basis of its assets as a result of a protective tax election to be made in Modine’s discretion by Gentherm and Modine pursuant to the Tax Matters Agreement. If this were to occur and any of the associated taxes were borne by Modine, then the Tax Matters Agreement

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

requires the tax benefits realized from such step-up in tax basis to be allocated between Modine and Gentherm in a manner that is proportionate to the amount of taxes associated with the failure of the intended tax treatment that are paid by Modine and Gentherm, as applicable, pursuant to the terms of the Tax Matters Agreement (after giving effect to any indemnification payments made pursuant to the Tax Matters Agreement).

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

Technical Services Agreements

Modine and SpinCo may enter into one or more Technical Services Agreements, pursuant to which Modine will be permitted to use certain test equipment transferred to SpinCo in the Separation. Certain terms of the Technical Services Agreements have been agreed among the parties and the final Technical Services Agreements may be executed on or after the Closing Date from time to time.

Intellectual Property Matters Agreement

Gentherm, Modine and SpinCo will enter into an Intellectual Property Matters Agreement in connection with the Separation, pursuant to which Modine and SpinCo will license to each other certain intellectual property used in their respective businesses.

Pursuant to the Intellectual Property Matters Agreement, Modine and SpinCo each grant the other a worldwide, fully paid-up, royalty-free, irrevocable, non-exclusive license under the intellectual property (other than trademarks, Internet domain names and social media accounts) owned by the licensor and used in the operation of the licensee’s business to use, make, have made, sell and otherwise exploit the licensee’s products or services in the licensee’s field of business and the improvements, enhancements and natural evolutions and extensions thereof (but excluding the field of the licensor’s business as of the Separation). The licenses are granted without representations or warranties. The term of the Intellectual Property Matters Agreement continues with respect to each licensed intellectual property right for so long as the intellectual property right remains in force.

Lease Agreement

SpinCo and Modine will enter into a Lease Agreement pursuant to which certain property in Racine, Wisconsin transferred to SpinCo in the Separation will be leased back to Modine. Certain terms of the Lease Agreement have been agreed to among the parties and the final Lease Agreement will be executed on the Closing Date.

Trademark Matters Agreement

SpinCo and Modine will enter into a Trademark Matters Agreement, pursuant to which SpinCo will grant to Modine a royalty-free license to use the “Modine” trademark to advertise, market, distribute and sell certain products and services for Modine’s commercial, industrial, and building heating, ventilation, air conditioning, and refrigeration (“HVAC&R”) and heat transfer products businesses. The license will be exclusive for the first four years, then become non-exclusive, in the field of Modine’s HVAC&R business. The license will be non-exclusive with respect to Modine’s heat transfer business. In addition, SpinCo will grant Modine a royalty-free, non-exclusive transitional license to use the “Modine” trademark as otherwise used in Modine’s business as of the Separation: (a) for up to two years after the Distribution Time, with three months thereafter to sell off inventory manufactured or labeled with the trademarks; and (b) for up to two years after the Distribution Time to exhaust existing stock of signs, advertising, promotional and other materials bearing the “Modine” trademark. The initial term of the license will be four years for the HVAC&R business, renewing thereafter for successive two-year periods unless Modine notifies SpinCo of non-renewal, provided that Modine is not in material breach of the agreement. The term of the license will be two years for the heat transfer business.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Transition Services Agreement

SpinCo and Modine will enter into a Transition Services Agreement, pursuant to which each party will provide services to the other party on a transitional basis to facilitate the transition of the Performance Technologies Business to Gentherm and the standalone operation of Modine’s remaining businesses. Modine will provide to SpinCo various services (which may include HR, legal, supply chain, administrative, finance and accounting and IT) for durations anticipated to range from one to three months up to 12 months. SpinCo will provide to Modine certain IT-related services for durations anticipated to range up to 12 months. The service recipient may terminate any service early on 45 days’ notice. The service recipient may also extend any service for up to six months unless the applicable service schedule provides otherwise.

Employee Matters Agreement

Prior to or upon the Separation, Modine, SpinCo and Gentherm will enter into an Employee Matters Agreement with respect to the transfer of the employment of certain employees of the Modine Group and the SpinCo Group and other employee-related matters, including allocation among the parties of assets, liabilities and responsibilities related to employee benefit plan and compensation arrangements and with respect to terms of employment, benefit plan transition and coverage and other compensation and labor matters, as well as responsibility for employee and benefit plan liabilities for certain current and former employees of the Modine Group and SpinCo. This summary is qualified by reference to the complete text of the Employee Matters Agreement, which is filed as Exhibit 10.4 hereto.

Transfer of Employees

With respect to transfer of employment, the Employee Matters Agreement generally provides that:

•

In general and except as otherwise provided, effective as of no later than the Distribution Time, Modine will, or will cause the respective members of the Modine Group to, cause (i) each SpinCo Employee (other than employees on certain leaves of absence and employees who cannot transfer to or be employed by the SpinCo Group as of the Distribution Time) to be employed by a member of the SpinCo Group to the extent such employees are not already employed by the SpinCo Group; and (ii) any employee who is not a SpinCo Employee but is employed by a member of the SpinCo Group to be employed by a member of the Modine Group. In connection with the transfers, prior to the Distribution Time, Modine shall assign to the SpinCo Group all individual agreements (including all employment, offer letter, retention, severance, expatriate or restrictive covenant agreements) relating to SpinCo Employees.

•

The SpinCo Group is responsible for any severance, termination indemnities or other similar payments or similar benefits arising out of, relating to SpinCo Employees who (i) can be transferred to the SpinCo Group only with consent and (ii) refuse to consent to such transfer, and the Modine Group is responsible for any severance, termination indemnities or other similar payments or similar benefits arising out of, relating to Modine Employees who (i) can be transferred to the Modine Group only with consent and (ii) refuse to consent to such transfer to the Modine Group.

•

To the extent any SpinCo Employee is employed by a member of the Modine Group as of immediately prior to the Distribution Time and such individual’s employment cannot commence with, or be transferred to, the SpinCo Group or whose transfer of employment to the SpinCo Group is otherwise delayed, the parties will cooperate in good faith to cause such individual to provide services to the SpinCo Group until such time as such individual’s employment can be transferred to the SpinCo Group or otherwise terminates with the Modine Group. The parties will cooperate in good faith to cause each such individual to commence employment with a member of the SpinCo Group as soon as reasonably practicable following the Distribution Time. Except as described in the Transition Services Agreement, any liability related to a SpinCo Employee for the period between the Distribution Time and the time when such individual actually transfers to the SpinCo Group will be borne by the SpinCo Group

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(provided that the liabilities are not a result of the Modine Group’s breach of the Transition Services Agreement, or the Modine Group’s gross negligence or willful misconduct).

Allocation of Certain Employment and Benefits Liabilities

With respect to the assumption of liabilities, the Employee Matters Agreement generally provides that:

•

SpinCo will assume all liabilities (i) for wages, salaries, incentive compensation and other compensation or benefits payable to any SpinCo Employees following the Distribution Time (except to the extent earned or accrued prior to the Distribution Time and included in Net Working Capital or SpinCo Indebtedness, (ii) under all SpinCo Benefit Plans and (iii) otherwise expressly assumed or retained by the SpinCo Group under the Employee Matters Agreement.

•

Modine will retain all liabilities (i) for wages, salaries, incentive compensation and other compensation or benefits payable to any Modine Employees at any time or earned or accrued by any SpinCo Employees prior to the Distribution Time (to the extent not included in Net Working Capital or SpinCo Indebtedness), (ii) under all Modine Benefit Plans (other than those related to a SpinCo Employee that are included in Net Working Capital or SpinCo Indebtedness, but including the Modine Defined Benefit Plan), (iii) expressly assumed or retained by Modine under the Employee Matters Agreement and (iv) associated with (a) SpinCo Employees to the extent related to any period prior to the Distribution Time and not assumed by SpinCo and (b) Modine Employees and former employees.

Post-Closing Preservation of Compensation and Benefits

During the 12-month period following the Distribution Time, the Employee Matters Agreement generally provides that Gentherm will, or will cause SpinCo to, provide each SpinCo Employee who is employed by SpinCo or its affiliates after the Distribution Time (the “Continuing Employees”) with compensation and benefits at certain levels, including (i) a base salary or wage rate that is no less favorable than that in effect for such Continuing Employee immediately prior to the Distribution Time, (ii) target annual cash incentive compensation and other short-term cash incentive opportunities that are no less favorable than those in effect for such Continuing Employee immediately prior to the Distribution Time, (iii) other employee benefits (subject to certain customary exclusions) that are substantially comparable, in the aggregate, to those in effect for such Continuing Employee immediately prior to the Distribution Time and (iv) in connection with a qualifying termination of employment, severance benefits that are no less favorable than the greater of those in effect for such Continuing Employee immediately prior to the Distribution Time and those provided to similarly situated employees of Gentherm and its affiliates at the time of such termination.

In addition, if the Distribution Date occurs prior to the date long-term incentives are provided by Modine to its employees in calendar year 2027, Gentherm will provide certain equity-eligible SpinCo Employees with long-term compensation awards in such calendar year that are substantially similar in grant date fair value to the equity awards such SpinCo Employee received from Modine in calendar year 2025 (or would have received had they been eligible at such time) (subject to certain exclusions for non-ordinary course grants); provided, for any such SpinCo Employee who did not receive a Modine PS Award in calendar year 2025, such award may be made in the form of cash or a cash-based award.

Treatment of Equity Incentive Awards

The Employee Matters Agreement provides generally that, prior to the Effective Time, Modine and Gentherm will take all actions that are determined to be necessary or advisable to effectuate the specified treatment of certain Modine equity incentive awards granted to SpinCo Employees under the Modine equity plans.

Modine equity incentive awards held by employees or former employees of Modine who are not SpinCo Employees or held by Modine non-employee directors, will not be converted into or substituted with awards

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

relating to Gentherm Common Stock. Instead, those awards will remain outstanding as awards in respect of shares of Modine Common Stock, subject to adjustment to reflect the Transactions in such manner as determined by Modine in its sole discretion and in accordance with the applicable Modine equity plans and agreements underlying such equity incentive awards. The Transactions will not automatically result in the accelerated vesting of any of these awards.

Pursuant to the Employee Matters Agreement, at the Effective Time, each outstanding Modine Option Award, Modine RSU Award and Modine PS Award held by a SpinCo Employee will be converted into, or substituted with, a corresponding award with respect to Gentherm Common Stock, as follows:

•

Modine Option Award: Each outstanding Modine Option Award (whether vested or unvested) held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm Option Award, subject to the same terms and conditions (including with respect to vesting and expiration) as were applicable to the Modine Option Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The (i) number of shares of Gentherm Common Stock subject to each Gentherm Option Award will be equal to the product, rounded down to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine Option Award immediately prior to the Distribution Time multiplied by (b) the Equity Award Exchange Ratio, and (i) per-share exercise price of such Gentherm Option Award will be equal to the quotient, rounded up to the nearest cent, of (x) the per-share exercise price of the corresponding Modine Option Award immediately prior to the Distribution Time, divided by (y) the Equity Award Exchange Ratio, in each case, determined in a manner consistent with the requirements of Sections 424 and 409A of the Code.

•

Modine RSU Award: Each Modine RSU Award held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm RSU Award, subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such Modine RSU Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The number of shares of Gentherm Common Stock subject to each Gentherm RSU Award will be equal to the product, rounded to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine RSU immediately prior to the Distribution Time by (b) the Equity Award Exchange Ratio.

•

Modine PS Award: Each Modine PS Award held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Gentherm RSU Award, subject to the same terms and conditions (including with respect to settlement and vesting, except that performance conditions will no longer apply) after the Effective Time as were applicable to such Modine PS Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required to reflect the Transactions. The number of shares of Gentherm Common Stock subject to each Gentherm RSU Award will be equal to the product, rounded to the nearest whole share, of (a) the number of shares of Modine Common Stock subject to the Modine PS Award immediately prior to the Distribution Time, determined based on the greater of target or actual performance, as determined in good faith by the Modine Board (or target performance, for any Modine PS Award granted within 12 months prior to the Distribution Time) by (b) the Equity Award Exchange Ratio.

The Employee Matters Agreement provides that, with respect to each SpinCo Employee who received a Modine PS Award in 2025 (or would have been eligible to receive such award if such SpinCo Employee had been in active employment on such date of grant), if such employee’s employment is terminated by Gentherm for any reason other than “cause” (as defined in the Gentherm Incorporated 2023 Equity Incentive Plan) within 12 months following the Effective Time, any Gentherm Option Awards and Gentherm RSU Awards granted to such SpinCo Employee in connection with the conversion of their outstanding Modine Awards that would be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

eligible to vest in the 12 month period following such termination will vest and, for Gentherm Option Awards, become exercisable, as of such termination.

Treatment of Other Forms of Employee Compensation and Benefits

•

Service Crediting. As of the Distribution Time or, if later, the end date of benefits coverage pursuant to the Transition Services Agreement, SpinCo Benefit Plans shall, and Gentherm or SpinCo will cause the Gentherm Benefit Plans to, recognize the prior service of each Continuing Employee with Modine or any of its subsidiaries for purposes of eligibility to participate, vesting, determining the level of severance and paid-time-off benefits and for any other purposes required by applicable non-U.S. Law, subject to certain exceptions.

•

Pre-Existing Conditions and Deductible Crediting. Gentherm or SpinCo will (a) waive (or, solely with respect to fully insured benefit plans, use commercially reasonable efforts to waive) as of and after the Distribution Time (or, if later, the end date of the applicable benefits coverage pursuant to the Transition Services Agreement) any limitation on health and welfare benefit coverage due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health and (b) if the Distribution Date (or, if later, the end date of the applicable benefits coverage pursuant to the Transition Services Agreement) does not occur at the end of the plan year of the applicable Modine Benefit Plan, use commercially reasonable efforts to credit Continuing Employees with all deductible payments, co-payments and coinsurance paid by and credited to the Continuing Employee under the corresponding Modine Benefit Plan prior to the Distribution Date (or, if later, the end date of the applicable benefits coverage pursuant to the Transition Services Agreement).

•

Cash Incentive Awards. For all non-equity incentive awards or entitlements that may become payable to SpinCo Employees for any performance periods that are open as of the Distribution Date (the “Cash Incentive Awards”), Modine will establish corresponding plans at SpinCo to govern such Cash Incentive Awards through the Distribution Date. The performance period under such plans will be deemed to end as of the Distribution Date and will be measured based on actual performance through such date, with amounts earned to be paid on the earlier of (i) the date such Cash Incentive Awards would have otherwise been paid under the Modine plan and (ii) the date Gentherm customarily pays annual incentive compensation under Gentherm’s short-term incentive arrangements (such date, the “STI Payment Date”). From the Distribution Date, Gentherm will continue all Cash Incentive Awards until the earlier of (i) the end of the calendar year in which the Distribution Date occurs and (ii) the end of the original performance period for the applicable Cash Incentive Award at SpinCo; provided, that Gentherm will make the associated payments on the STI Payment Date assuming target performance and, to the extent actual performance for the period exceeds target, make an additional “true up” payment for such excess at the time Gentherm customarily pays annual incentive compensation under Gentherm’s short-term incentive arrangements.

•

Reimbursement Account Plans. Effective on the Distribution Time (or if later, the end date of the applicable benefits coverage under a Transition Services Agreement), Continuing Employees who are participating in the Modine Reimbursement Account Plan will cease participation in such plan and become eligible to commence participation in a reimbursement account plan adopted or designated by SpinCo or its affiliates (including Gentherm). If the Distribution Time (or if later, the end date of the applicable benefits coverage under a Transition Services Agreement), does not occur at the end of the plan year for the Modine flexible reimbursement account plans, Modine and Gentherm will use commercially reasonable efforts to transfer account balances under such plans into a corresponding flexible reimbursement account plan of Gentherm or its affiliates (including, after the Distribution Time, SpinCo) and Gentherm or its applicable affiliate will assume responsibility for all outstanding claims under the Modine Reimbursement Account Plan for the year in which the Distribution Time (or if later, the end date of the applicable benefits coverage under a Transition Services Agreement) occurs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Nonqualified Deferred Compensation Plans. Prior to the Distribution Time, Gentherm or its affiliate will assume all obligations of the Continuing Employees under the Modine Manufacturing Company Deferred Compensation Plan and roll over, on a book-entry basis, such account balances in a manner intended to comply with Section 409A. In addition to the extent reflected in SpinCo Indebtedness as provided under the Separation Agreement, for 2026, Gentherm will make a contribution under the Gentherm Deferred Compensation Plan for any Continuing Employee who would have received a contribution under the Modine Manufacturing Company Deferred Compensation Plan had he or she remained employed by Modine, prorated to reflect the portion of the plan year prior to the Distribution Time.

•

401(k) Plans. Effective on the Distribution Date, Continuing Employees who are participating in the Modine 401(k) Plan will cease participation in such plan and become eligible to commence participation in a 401(k) plan adopted or designated by SpinCo or its affiliates (including Gentherm) (the “SpinCo 401(k) Plan”) and be entitled to receive a distribution of their account balances under the Modine 401(k) Plan, and Modine will cause such individuals to become fully vested in their account balances under the Modine 401(k) Plan. As soon as practicable after the Distribution Date, the parties shall take all actions as may be reasonably required to permit each Continuing Employee to make rollover contributions in cash (and, subject to certain requirements, loan notes) in an amount equal to the entire rollover distribution distributable to such Continuing Employee from the Modine 401(k) Plan to the SpinCo 401(k) Plan, in accordance with the requirements of Section 402(c) of the Code and the terms of the Modine 401(k) Plan and the SpinCo 401(k) Plan.

•

Foreign Pension Plans. Effective as of no later than the Distribution Time, to the extent required by applicable law, SpinCo will assume all liabilities relating to non-U.S. SpinCo Employees under benefit plans of Modine that provide defined benefit pension, termination indemnities or similar retirement or post-employment benefits (including post-employment medical and life insurance benefits), and, where funded, an associated transfer of assets will occur in accordance with applicable law.

•

Paid Time Off. From and after the Distribution Time, unless otherwise required by applicable law, the SpinCo Group will credit and allow each SpinCo Employee to use any vacation or other paid time off accrued as of the Distribution Time in accordance with the terms of the SpinCo Benefit Plan or applicable Gentherm Benefit Plan as in effect as of immediately after the Distribution Time. The Modine Group will retain all such liabilities with respect to the Modine Employees and former employees.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF CAPITAL STOCK OF GENTHERM AND THE COMBINED COMPANY

As a result of the Distribution, all of the issued and outstanding shares of SpinCo Common Stock held by Modine will be distributed to the holders of Modine Common Stock. Immediately after the Distribution, Merger Sub will merge with and into SpinCo and all shares of SpinCo Common Stock (other than shares held by Modine, SpinCo, Gentherm, Merger Sub or their respective subsidiaries, if any, which shares will be cancelled) will be converted into the right to receive shares of Gentherm Common Stock equal to the Exchange Ratio. The following description of the material terms of the Gentherm Common Stock is a summary only and is not a complete description of such terms. This description is subject to, and is qualified in its entirety by reference to, the applicable provisions of Michigan law, the Gentherm Charter and the Gentherm Bylaws. Each of the Gentherm Charter and the Gentherm Bylaws are incorporated by reference into this the registration statement of which this proxy statement/prospectus is a part. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

General

Under the Gentherm Charter, as in effect as of the date hereof, Gentherm has the authority to issue up to 55,000,000 shares of common stock, no par value, and 4,991,000 shares of preferred stock, no par value. As of the date of this proxy statement/prospectus,    shares of Gentherm Common Stock are issued and outstanding. As of the Record Date,     shares of Gentherm Common Stock were issued and outstanding. Gentherm Common Stock is registered under the Exchange Act and is listed on Nasdaq under the symbol “THRM.”

The rights, preferences and privileges of holders of Gentherm Common Stock are subject to the rights of the holders of shares of any series of preferred stock that Gentherm may designate and issue in the future.

Voting Rights

Holders of Gentherm Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The Gentherm Bylaws provide that director nominees will be elected by a plurality of the votes cast by holders of shares entitled to vote thereon. Each other matter to be voted on by shareholders requires the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the action to be approved, unless the affirmative vote of a greater number or voting by classes is required by the MBCA or the Gentherm Charter.

Dividend Rights

Subject to the rights of holders of any outstanding shares of preferred stock, holders of Gentherm Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Gentherm Board in its discretion out of funds legally available for the payment of dividends. Dividends may be paid in cash, in property, or in shares of Gentherm’s capital stock, subject to the Gentherm Charter.

Liquidation Rights

Subject to the rights of holders of any outstanding shares of preferred stock, holders of Gentherm Common Stock will share ratably in all assets legally available for distribution to Gentherm shareholders in the event of dissolution.

Anti-takeover Effects of the Michigan Business Corporation Act and Gentherm’s Charter and Gentherm Bylaws

The MBCA, Gentherm Charter and the Gentherm Bylaws contain certain provisions that may discourage, delay, or prevent a change in Gentherm’s management or control over Gentherm. Gentherm expects that these

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Gentherm to first negotiate with the Gentherm Board, which Gentherm believes may result in an improvement of the terms of any such acquisition in favor of its shareholders. However, they may also discourage acquisitions that some shareholders may favor.

Special Meeting of Shareholders and Advance Notice Requirements for Shareholder Proposals

The Gentherm Bylaws provide that a special meeting of Gentherm shareholders may only be called by the Gentherm Board, the Chairman of the Gentherm Board or Gentherm’s Chief Executive Officer, or by Gentherm at the request in writing of shareholders holding at least twenty-five percent (25%) of the number of shares of stock outstanding and entitled to vote at such meeting.

The Gentherm Bylaws provide that nominations of persons for election to the Gentherm Board and the proposal of any other business to be considered by Gentherm shareholders, may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for such purpose, (i) by or at the direction of the Gentherm Board or (ii) by any shareholder of Gentherm who (a) is a shareholder of record on the date that the notice required by the Gentherm Bylaws is given, on the record date for the determination of shareholders entitled to vote at such meeting and at the time of the meeting, (b) is entitled to vote at such meeting and (c) who complies with the notice procedures set forth in the Gentherm Bylaws. In addition to any other applicable requirements, for a nomination to be made or other business to be properly brought before an annual or special meeting by a shareholder pursuant to the Gentherm Bylaws, such shareholder must give timely notice of any such proposal in proper written form to the Gentherm Secretary. To be timely, a shareholder’s notice must be delivered to the Secretary (1) in the case of an annual meeting, not earlier than the close of business on the 120th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting and no later than the close of business on the 90th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the shareholder to be timely must be so delivered no earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and no later than the close of business on the later of the 90th calendar day prior to the date of such annual meeting or the tenth calendar day following the calendar day on which Gentherm first makes public announcement of the date of such meeting; and (2) in the case of a special meeting of shareholders, no earlier than the close of business on the 120th calendar day prior to the date of such special meeting and no later than the close of business on the later of the 90th calendar day prior to the date of such special meeting or the tenth calendar day following the calendar day on which Gentherm first makes public announcement of the date of such meeting. In no event shall the public announcement of an adjournment or postponement of an annual or a special meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

These provisions could have the effect of delaying until the next shareholder meeting any shareholder actions that are favored by the holders of a majority of Gentherm’s outstanding voting securities.

Requirements for Removal and Interim Election of Directors

The shareholders may remove, with or without cause, any director and fill the vacancy by vote of holders of a majority of shares entitled to vote at an election of directors, unless the Gentherm Charter or MBCA require a higher vote for the removal of a director without cause. Vacancies caused by any such removal and not filled by the shareholders at the meeting at which such removal was made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the directors then in office, or if the number of directors in office constitutes less than a quorum, by the affirmative vote of a

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

majority of directors or the director remaining in office, or by the shareholders. Any director so elected to fill any such vacancy or newly created directorship will hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

Amendment to Gentherm Charter and Gentherm Bylaws

The Gentherm Bylaws, other than a bylaw or an amendment of a bylaw changing the authorized number of directors, may be amended or repealed, or new bylaws may be adopted, by the Gentherm Board by unanimous written consent of the Gentherm Board or at any regular or special meeting by the affirmative vote of a majority of the members of the Gentherm Board present at such meeting provided that a quorum is present at such meeting. The Gentherm Bylaws may be altered, amended or repealed and other bylaws may be adopted by the holders of a majority of the total outstanding stock of Gentherm entitled to vote at any meeting of shareholders.

Any provision of the Gentherm Charter may be amended or repealed from time to time and at any time in the manner prescribed by the laws of the state of Michigan. The MBCA provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s articles of incorporation is required to approve such amendment.

Exclusive Jurisdiction of Certain Actions

Unless Gentherm consents in writing to the selection of an alternative forum, the Gentherm Bylaws require that the courts of the State of Michigan located in Oakland County and the United States District Court for the Eastern District of Michigan be the sole and exclusive forum for (i) any derivative action or proceeding brought on Gentherm’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of Gentherm’s directors, officers or employees to Gentherm or to Gentherm’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the MBCA, or (iv) any action asserting a claim otherwise governed by the State of Michigan’s “internal affairs doctrine.” Although Gentherm believes this provision benefits Gentherm by providing increased consistency in the application of Michigan law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Gentherm’s directors, officers or employees.

Authorized but Unissued Shares

The Gentherm Board is authorized to issue preferred stock in one or more series and to determine the terms of Gentherm’s preferred stock without shareholder approval (unless required by applicable law or the rules of any stock exchange on which Gentherm’s securities are listed or traded). The terms of a series of preferred stock could impede the completion of a merger, tender offer or other takeover attempt, or otherwise discourage attempts by third parties to obtain control of Gentherm, including by making such attempts more difficult or costly. For example, the Gentherm Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

No Cumulative Voting

The MBCA provides that shareholders of a Michigan corporation do not have the right to cumulate their votes in the election of directors unless the company’s articles of incorporation provide otherwise. The Gentherm Charter does not provide for cumulative voting.

Michigan Fair Price Statute

Gentherm is subject to the provisions contained in Sections 780 to 784 of the MBCA, which contain Michigan’s fair price statute. In general, these sections of the MBCA provide that, in addition to any other vote required by the MBCA or a company’s articles of incorporation, a Michigan corporation subject to the statute cannot engage in any business combination with an interested shareholder (generally, a beneficial owner of 10% or more of the voting power of the corporation), unless:

•	the board of directors issues an advisory statement in favor of the business combination; and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

the business combination is approved by at least (i) 90% of the votes of each class of stock that is entitled to vote and (ii) two-thirds of the votes of each class of stock entitled to vote, excluding any shares that are beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder.

This shareholder approval requirement does not apply if (i) the Gentherm Board approves or exempts the transaction with a particular interested shareholder from such requirements prior to the time the person became an interested shareholder or (ii) certain minimum price and specified fairness conditions are satisfied, and the person involved in the business combination has been an interested shareholder for at least 5 years.

Michigan’s fair price statute may have the effect of delaying or discouraging a person who would be an interested shareholder from effecting various business combinations with Gentherm and may encourage persons interested in acquiring Gentherm to negotiate in advance with the Gentherm Board. It is possible that these provisions could make it more difficult to accomplish transactions which Gentherm’s shareholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for Gentherm Common Stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF SPINCO COMMON STOCK

The following description of the material terms of the SpinCo Common Stock includes a summary of certain provisions of SpinCo’s certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of SpinCo’s certificate of incorporation or SpinCo’s by-laws.

SpinCo’s authorized capital stock currently consists of 5,000 shares of common stock, par value $0.001 per share. A holder of SpinCo Common Stock is entitled to one vote for each share on all matters to be voted upon by the holders of SpinCo Common Stock, and there are no cumulative voting rights. The holders of SpinCo Common Stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by SpinCo’s board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, then the holders of SpinCo Common Stock will be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities. Holders of SpinCo Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the SpinCo Common Stock.

Prior to the Distribution, SpinCo will amend its certificate of incorporation to increase the number of authorized shares of SpinCo Common Stock so that it exceeds the number of shares to be distributed to Modine shareholders in connection with the Distribution. Modine will cause Modine’s shareholders on the Distribution Record Date to receive on a pro rata basis all of the outstanding shares of SpinCo Common Stock. Holders of Modine Common Stock will retain all of their shares of Modine Common Stock, and the Transactions will not affect any rights of Modine shareholders with respect to those shares.

As a result of the Merger, each issued and outstanding share of SpinCo Common Stock will be automatically converted into the right to receive a number of fully paid and non-assessable shares of Gentherm Common Stock based on the Exchange Ratio set forth in the Merger Agreement. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Gentherm Special Dividend.”

No trading market currently exists or ever will exist for SpinCo Common Stock. Modine and Modine shareholders will not be able to trade SpinCo Common Stock before or after it is automatically converted into the right to receive Gentherm Common Stock in the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

COMPARISON OF SHAREHOLDERS’ RIGHTS

Gentherm is incorporated in the State of Michigan and the rights of Gentherm shareholders are governed by Michigan law, including the MBCA, and by the Gentherm Charter and the Gentherm Bylaws. Modine is incorporated in the State of Wisconsin and the rights of Modine shareholders are governed by Wisconsin law, including the WBCL, and by Modine’s amended and restated articles of incorporation (the “Modine Charter”) and Modine’s amended and restated bylaws (the “Modine Bylaws”). Holders of Modine Common Stock will, with respect to the shares of SpinCo Common Stock they receive in the Distribution, receive shares of Gentherm Common Stock in the Merger and become Gentherm shareholders, and their rights with respect to the Gentherm Common Stock will be governed by Michigan law, the Gentherm Charter and the Gentherm Bylaws.

The following description summarizes the material differences between the rights associated with Modine Common Stock and Gentherm Common Stock that may affect Modine shareholders who obtain shares of Gentherm Common Stock in connection with the Merger. While Modine and Gentherm believe this summary covers the material provisions and differences between the rights associated with Modine Common Stock and Gentherm Common Stock, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of shareholders’ rights. The following description is qualified in its entirety by, and Modine shareholders should read carefully, the relevant provisions of the MBCA, WBCL, the Modine Charter, the Modine Bylaws, the Gentherm Charter and the Gentherm Bylaws. The Modine Charter has been publicly filed with the SEC as Exhibit 3.1 to Modine’s Annual Report on Form 10-K filed on May 24, 2018 (the amended and restated articles of incorporation). The Modine Bylaws have been publicly filed with the SEC as Exhibit 3.1 to Modine’s Current Report on Form 8-K filed on January 19, 2023. You should carefully read this entire proxy statement/prospectus and the other documents referenced in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of Gentherm and being a shareholder of Modine. Copies of the respective companies’ constituent documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The following table sets forth the authorized and issued capital stock of Gentherm as of     ,      and the estimated pro forma authorized and issued capital stock of Modine as of     ,     , after giving effect to the Transactions.

Modine	Gentherm

Authorized and Outstanding Capital Stock

The authorized capital stock of Modine currently is comprised of (i) 80,000,000 shares of common stock, $0.625 par value per share and (ii) 16,000,000 shares of preferred stock, $0.025 par value per share.

As of the Record Date, there were      shares of Modine Common Stock outstanding.

Under the Gentherm Charter, Gentherm has the authority to issue up to 55,000,000 shares of common stock and 4,991,000 shares of preferred stock.

Under the Charter Amendment Proposal, if approved, Gentherm would have the authority to issue up to 110,000,000 shares of common stock and 4,991,000 shares of preferred stock.

As of the Record Date, there were      shares of Gentherm Common Stock outstanding.

Preferred Stock

The Modine Charter grants, subject to certain limitations, the Modine Board authority to fix, by resolution or resolutions adopted prior to the issuance of any shares of each particular series of the preferred stock, the designation, powers, privileges, preferences,	Under the Gentherm Charter, the Gentherm Board is authorized to issue one or more series of preferred stock and to fix the designations, voting and other rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

and relative participating, optional or other rights, if any, of the shares of each such series and the qualifications, limitations or restrictions thereof.

As of the Record Date, there are no shares of Modine preferred stock outstanding.

As of the Record Date, there are no shares of Gentherm preferred stock outstanding.

Voting Rights

Every shareholder of Modine Common Stock is entitled to one vote for each share of common stock held by the shareholder on each matter voted on at a meeting of shareholders of Modine.

If a quorum exists, all matters (other than the election of directors) shall be approved if the votes cast favoring the matter exceed the votes cast opposing the matter unless a greater number of affirmative votes is required by law, the Modine Charter or the Modine Bylaws. In a non-contested election, directors shall be elected by a majority of the votes cast by holders of shares of Modine Common Stock entitled to vote in the election at a shareholder meeting at which a quorum is present. In a contested election, directors shall be elected by a plurality of the votes cast by holders of shares of Modine Common Stock entitled to vote in the election at a shareholder meeting at which a quorum is present.

Holders of Gentherm Common Stock are entitled to one vote per share on all matters submitted to a shareholder vote and do not have cumulative voting rights. If the articles of incorporation authorize cumulative voting, a shareholder intending to cumulate votes for the election of directions in accordance with the articles of incorporation must provide timely notice to Gentherm.

Number and Classification of Board of Directors

Number of Directors. The Modine Charter and Modine Bylaws provide that the Modine Board will consist of at least seven and no more than 12 directors, with the total number of directors set by the board of directors from time to time. The Modine Board currently consists of 10 directors.

Classified Board. The Modine Charter provides that the Modine Board shall be divided into three (3) classes, (divided as evenly in number as possible) with not more than one class of directors to be elected at each annual meeting of shareholders, excluding election to fill vacancies.

The Gentherm Bylaws provide that the number of directors shall not be less than seven nor more than 11 with the exact number of directors to be specified by a resolution duly adopted by the Gentherm Board or Gentherm’s shareholders.

The Gentherm Bylaws provide that, except as otherwise provided in the Gentherm Bylaws for filling vacancies, all directors shall be elected to hold office for a term expiring at the next annual meeting of shareholders and shall hold office until their successors have been elected and qualified or until their earlier death, resignation or removal.

Election of Directors

The Modine Charter and Modine Bylaws provide that, in a non-contested election, directors shall be elected by a majority of the votes cast by holders of shares of Modine Common Stock entitled to vote in the election at a shareholders meeting at which a quorum is present. In a contested election, directors shall be elected by a plurality of the votes cast by holders of Modine Common Stock entitled to vote in the election at a	The Gentherm Bylaws provide that a nominee for director will be elected by a plurality of the votes cast.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

meeting at which a quorum is present. An election is contested if, as of the record date for the meeting at which the election is held, the number of nominees exceeds the number of directors to be elected.

Removal of Directors

The Modine Bylaws provide that a director may be removed from office only upon a showing of good cause, such removal to be by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director and which removal may only be taken at a special meeting of shareholders called for that purpose.	The Gentherm Bylaws provide that a director may be removed, with or without cause, by vote of a majority of shareholders entitled to vote at an election of directors.

Vacancies on the Board of Directors

The Modine Bylaws provide that vacancies on the Modine Board may be filled by a majority of the directors then in office, even if less than a quorum, by Modine/s shareholders or the Modine Board. If the vacant office was held by a director elected by a voting group of Modine shareholders (other than a group constituting all the shareholders), only the holders of shares of that voting group may vote to fill the vacancy if it is filled by the shareholders, and only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors.	The Gentherm Bylaws provide that any vacancy on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, or by Gentherm’s shareholders.

Notice of Shareholder Meetings

The Modine Bylaws require written notice of each annual or special meeting of shareholders that states the day and hour of the meeting, and in the case of a special meeting, the purpose for which the meeting is called. Unless otherwise required by law, notice must be given to each shareholder of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting. Any shareholder may at any time by a duly signed statement in writing to that effect, waive any statutory or other notice of the meeting, whether such statement is signed before or after such meeting.	The Gentherm Bylaws provide that written notice of each meeting of shareholders shall be given to each shareholder entitled to vote at such meeting not less than 10 or more than 60 days before the date on which the meeting is to be held. The notice of each annual or special meeting shall state the place, time and purpose of the meeting, and the notice of a special meeting shall also state by or at whose direction it is being called.

Shareholder Action by Written Consent

The Modine Bylaws provide that action required or permitted by the WBCL to be taken at a shareholders’ meeting may be taken without a meeting if all shareholders entitled to vote on the action sign one or more written consents describing the action taken.	The Gentherm Charter provides that any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders may be taken without a meeting, if consents in writing setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Special Meetings

Modine’s Bylaws provide that special meetings of shareholders may be called by a majority of the entire Modine Board, or the chairperson of the Modine Board or Lead Director, as applicable,. Subject to the terms contained in the Modine Bylaws, a special meeting of shareholders shall be called by the President at the written request of holders of record of at least 10% of all the votes entitled to be cast on each issue proposed to be considered at the special meeting.	The Gentherm Charter and the Gentherm Bylaws provide that a special meeting of the Gentherm shareholders may only be called by the Gentherm Board, the chair of the Gentherm Board or the Chief Executive Officer of Gentherm and shall be called by Gentherm upon the written request, duly made in accordance with the bylaws and applicable law, of shareholders holding shares representing at least 25% of all the votes entitled to be cast at such meeting.

Quorum of Shareholders

Under the Modine Bylaws, except as otherwise provided in the Modine Charter or WBCL, the presence, in person or by proxy, of the holders of shares representing a majority of the votes entitled to vote as a separate voting group on a matter shall constitute a quorum for action on that matter at a meeting of shareholders.	The Gentherm Bylaws provide that at any meeting of the Gentherm shareholders, holders of shares entitled to cast a majority of the votes at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business, unless the representation of a larger number of shares shall be required by law, in which case the representation of the number of shares so required shall constitute a quorum.

Advance Notice of Shareholder Proposals and Director Nominations

Modine’s Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. The Modine Bylaws require that a shareholder give timely notice, in writing, to the secretary of Modine and provide certain required information.

Such written notice must include, among other things, a brief description of the business desired to be brought before the annual meeting, the reason for conducting such business at the annual meeting, any material interest of such shareholder in such business, certain information regarding the shareholder providing the proposal, the text of the proposal or business (including the text of any resolutions proposed for consideration), a reasonably detailed description of any agreement, arrangement or understanding with any person in connection with the proposal, any information relating to such business required to be disclosed in a proxy statement or other filing required in connection with solicitations of proxies in support of such business pursuant to Section 14(a) of the Exchange Act and, if the shareholder is proposing to nominate someone to the board of directors, certain information regarding any proposed nominees for election to the board of directors, including a questionnaire, representation and a statement completed and signed by such nominee.

The Gentherm Bylaws provide that, at an annual meeting, director nominations and proposals for other business to be conducted at a shareholder meeting may be made by any Gentherm shareholder of record at the time of giving notice, that is entitled to vote at such meeting and who complies with the notice procedures set forth in the Gentherm Bylaws. At a special meeting, only such business may be conducted as has been brought before the meeting pursuant to Gentherm’s notice of meeting or by or at the direction of the Gentherm Board, and shareholder nominations may be made only at a special meeting at which directors are to be elected pursuant to Gentherm’s notice of meeting and the shareholder complies with the applicable notice procedures set forth in the Gentherm Bylaws. The Gentherm Bylaws require a shareholder to give timely notice, in writing, to the Secretary of Gentherm and provide certain required information.

In the case of an annual meeting, timely notice is a shareholder’s notice delivered to the Secretary of Gentherm at the principal executive offices of Gentherm not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

To be timely with respect to an annual meeting, a shareholder’s notice must be delivered to the secretary at the principal executive offices of Modine not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting of shareholders. However, in the event that the annual meeting is called for on a date that is not within 30 days before or more than 60 days after such anniversary date, notice by the shareholder in order to be timely must be delivered no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or, if later, the 10th day following the day on which public disclosure of the date of the annual meeting was first made.

In no event may a shareholder nominate a greater number of director nominees than are subject to election by shareholders at the applicable meeting. If Modine increases the number of directors subject to election at the meeting, notice as to any additional nominees shall be due on the later of the conclusion of the time period for timely notice described in the preceding paragraph or the tenth day following the date of public disclosure of such increase or, if the election is to occur at a special meeting, not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the tenth day following the day on which the date of such special meeting was first publicly disclosed.

date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, such notice must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Gentherm. In the case of a special meeting at which directors are to be elected, timely notice is notice delivered to the secretary of Gentherm not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (1) the 90th day prior to such special meeting or (2) the 10th day following the day Gentherm first publicly announces the date of the special meeting and the Gentherm Board’s nominees.

Amendments to Articles of Incorporation

Generally, under the WBCL, an amendment to the articles of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of each voting group entitled to vote separately on such amendment by a majority of the votes entitled to be cast by such voting group unless the WBCL, the articles of incorporation, bylaws or board of directors require a higher voting requirement for any specific amendment.

The Modine Charter provides that amendments to the Modine Charter that require Modine shareholder approval must be approved by each voting group entitled to vote separately on such amendment by the affirmative vote of two-thirds of all the votes entitled to be cast by such voting group, subject to any other voting requirements specifically set forth in the WBCL or the Modine Charter.

The MBCA generally permits amendments to the articles of incorporation if those amendments are approved by the board of directors, to the extent shareholder approval is required, and adopted by the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment, including any separate vote of a class or series entitled to vote separately, unless the MBCA or the articles of incorporation require a higher voting requirement for any specific amendment.

The Gentherm Charter does not provide for any different approval requirements for amendments.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Amendments to Bylaws

The Modine Bylaws provide that bylaws may be adopted, amended or repealed by the affirmative vote of holders of two-thirds of the shares entitled to vote thereon or by the affirmative vote of two-thirds of the full Modine Board. Any bylaw adopted or amended by the shareholders shall not be amended, repealed or readopted by the Modine Board if the bylaw so adopted so provides.	The Gentherm Bylaws may be amended or repealed, or new bylaws may be adopted, other than a bylaw or an amendment of a bylaw changing the authorized number of directors, by the Gentherm Board in accordance with the Gentherm Bylaws’ general Board action provisions, including, if a quorum is present, by the affirmative vote of a majority of the members of the Gentherm Board present at the meeting, or without a meeting, by unanimous written consent of all members of the Gentherm Board then in office. The Gentherm Bylaws may be altered, amended or repealed and other bylaws may be adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Dividends

The WBCL permits a corporation to make distributions on its shares.

The decision whether to pay dividends on Modine Common Stock is made by its board of directors in its discretion, subject to applicable law. The WBCL provides that a corporation may not make a distribution if, after giving effect thereto, either: (i) it would be unable to pay its debts as they become due in the usual course of business; or (ii) its total assets would be less than its total liabilities plus the amount required, if the corporation were to be dissolved at that time, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the distribution.

The Gentherm Bylaws provide that the Gentherm Board may declare dividends to be paid in cash, in property, or in shares of the capital stock as permitted by law. Dividends shall be payable on such date or dates as the Gentherm Board shall determine.

Limitation of Personal Liability of Directors and Officers

Modine’s Charter does not eliminate the personal liability of directors for damages for any breach of fiduciary duty as a director.	To the full extent permitted by the MBCA, the Gentherm Charter provides that the directors of Gentherm will not be personally liable to Gentherm or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of Gentherm.

Indemnification of Directors and Officers

The Modine Bylaws provide for indemnification of Modine’s directors and officers to the extent that they have been successful on the merits or otherwise in defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she was a director or officer of Modine. In other cases, Modine shall indemnify directors and officers against liabilities and expenses incurred by them in a proceeding to which the director or officer was a party because he or she is a director or officer of Modine, unless liability was incurred because the director or officer breached a duty owed to Modine	Under the MBCA, a corporation must indemnify any director or officer who has been successful on the merits or otherwise in defense of an action, suit, or proceeding (or any claim, issue or matter in any action, suit or proceeding) brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation, against actual and reasonable expenses, including attorneys’ fees, incurred by him or her in connection therewith, as well as in any proceeding brought to enforce the corporation’s mandatory indemnification obligations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

and such breach constitutes (i) a willful failure to deal fairly with Modine or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe such conduct was unlawful, (iii) a transaction from which the director or officer derived an improper personal profit or (iv) willful misconduct.

The Modine Bylaws provide that the provisions regarding indemnification shall be liberally administered to afford maximum indemnification.

The reasonable expenses incurred by a director or officer party to a proceeding shall be paid by Modine in advance of the final disposition of such proceeding upon receipt of a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to Modine and a written undertaking by or on behalf of such director or officer to repay such amount to the extent it is ultimately determined that such Person is not entitled to be indemnified by Modine.

The MBCA provides that a corporation may indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

The Gentherm Charter and Bylaws also provide that Gentherm will indemnify its directors and officers for liabilities arising out of their positions to the fullest extent permitted by law.

Certain Business Combinations

Voting on Mergers. Under Wisconsin law, unless a greater vote is required under the WBCL, a corporation’s charter or bylaws, after adoption of a resolution by the board of directors, a merger or share exchange must be approved by each voting group entitled to vote separately on such merger or share exchange by the affirmative vote of a majority of all the votes entitled to be cast by such voting group.

Modine’s Charter requires a merger or share exchange to be approved by each voting group entitled to vote separately on such merger or share exchange by the affirmative vote of two-thirds of all the votes entitled to be cast by such voting group.

However, under Wisconsin law, unless the articles of incorporation require otherwise, no vote of shareholders of a corporation surviving a merger will be required in connection with the merger if:

the articles of incorporation of the surviving corporation will not differ from its articles before the merger, other than specific differences identified in the WBCL, such

Sections 780 to 784 of the Michigan Business Corporation Act contain Michigan’s fair price statute, which provide that, in addition to any other vote required by the MBCA or a company’s articles of incorporation, a Michigan corporation subject to the statute cannot engage in any business combination with an interested shareholder (generally, a beneficial owner of 10% or more of the voting power of the corporation), unless (a) the board of directors issues an advisory statement in favor of the business combination, and (b) the business combination is approved by at least (i) 90% of the votes of each class of stock that is entitled to vote and (ii) two-thirds of the votes of each class of stock entitled to vote, excluding any shares that are beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder.

This shareholder approval requirement does not apply if (1) the board of the directors of the corporation approves or exempts the transaction with a particular interested shareholder from such

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

as changes to the registered agent or registered office of the corporation;

each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and rights, immediately after;

the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger.

requirements prior to the time the person became an interested shareholder or (2) certain minimum price and specified fairness conditions are satisfied, and the person involved in the business combination has been an interested shareholder for at least five (5) years.

Additionally, under Wisconsin law, a parent corporation owning at least 90% of the outstanding shares or interests of each class of a subsidiary business entity, may merge the subsidiary into the parent or the parent into the subsidiary without approval of the shareholders of the parent or the shareholders or other owners of the subsidiary if certain conditions are met.

Transactions with Interested Shareholders. Subject to specific exceptions, the WBCL prohibits a Wisconsin corporation from engaging in a “business combination” with an “interested shareholder” (generally, a person who beneficially owns 10% or more of the voting power of the corporation’s outstanding shares) for a period of three years after the person becomes an interested shareholder unless the board of directors of the corporation approved, before the interested shareholder’s stock acquisition date, that business combination or the purchase of stock made by the interested shareholder on that stock acquisition date. After such three year period, the corporation may engage in a business combination with the interested shareholder if: (1) the board of directors of the corporation approved, before the interested shareholder’s stock acquisition date, the purchase of stock made by the interested shareholder on that stock acquisition date; (2) the business combination is

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose; (3) the business combination satisfies specified fair price and procedural requirements set forth in the WBCL; or (4) the business combination satisfies other requirements set forth in the WBCL. .

Derivative Actions

Under the WBCL, any of Modine’s shareholders may bring an action in Modine’s name to obtain relief on Modine’s behalf, also known as a derivative action, provided that the shareholder (i) was a holder of Modine’s shares at the time of the action or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time, (ii) fairly and adequately represents the interests of the corporation in enforcing its rights, and (iii) the shareholder first makes a written demand upon Modine to take suitable action and 90 days have expired from the date of the demand, unless the demand is rejected earlier or waiting would result in irreparable injury to Modine.	Under the MBCA, any of Gentherm’s shareholders may bring an action in Gentherm’s name to procure a judgment in Gentherm’s favor, also known as a derivative action, provided that the shareholder bringing the action was a holder of Gentherm’s shares at the time of the action or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time, remains a shareholder throughout the derivative proceeding until the time of judgment and fairly and adequately represents the interests of the corporation in enforcing the right of the corporation. In addition, the shareholder must first make a written demand upon Gentherm to take suitable action, and 90 days must have expired from the date of the demand, unless Gentherm rejects the demand earlier or waiting would result in irreparable injury to Gentherm.

Exclusive Forum

Modine’s Bylaws provide that unless Modine consents in writing to the selection of an alternative forum, the Circuit Court for Racine County, Wisconsin or U.S. District Court for the Eastern District of Wisconsin – Milwaukee Division are the sole and exclusive forum for (a) any derivative action or proceeding brought on Modine’s behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent of Modine to Modine or its shareholders, (c) any action asserting a claim arising pursuant to any provision of the WBCL or Modine’s Charter or Modine’s Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine. Further, unless Modine consents in writing to the selection of an alternative forum, and subject to the preceding sentence, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act.	Unless Gentherm consents in writing to the selection of an alternative forum, the Gentherm Bylaws require that the courts of the State of Michigan located in Oakland County and the United States District Court for the Eastern District of Michigan, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on Gentherm’s behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Gentherm to Gentherm or Gentherm’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the MBCA, or (d) any action asserting a claim otherwise governed by the State of Michigan’s “internal affairs doctrine.” Such exclusive forum provision shall not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. Further, unless Gentherm consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against Gentherm or any of Gentherm’s directors or officers.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

INFORMATION ABOUT GENTHERM

Description of Gentherm

Gentherm is a global market leader of innovative thermal management and pneumatic comfort technologies. Automotive products include Climate Control Seats (CCS®), Climate Control Interiors (CCI™), Lumbar and Massage Comfort Solutions, and Valve Systems. Medical products include patient temperature management systems. Gentherm is also developing a number of new technologies and products that will help enable improvements to existing products and to create new product applications for existing and new markets. Gentherm has more than 14,000 employees in facilities across 13 countries. Gentherm Incorporated was originally organized as a California corporation in 1991 and reincorporated as a Michigan corporation in 2005. Gentherm Incorporated became a publicly traded company with its initial public offering in June 1993.

Directors and Executive Officers of Gentherm

Board of Directors

Following the Merger, the Gentherm Board will consist of eleven members, including nine directors who are members of the Gentherm Board then in-office immediately prior to the Merger, and two directors selected by Modine after good faith consultation with Gentherm. Ron Hundzinski is expected to continue as chair of the Gentherm Board following the Merger.

Executive Officers

Following the Merger, management of the combined company is expected to be led by Gentherm’s existing Chief Executive Officer, Bill Presley.

Compensation of Gentherm’s Directors and Executive Officers

Information on the compensation of Gentherm’s directors and officers is described on pages 14 and 34 through 69, respectively, of Gentherm’s definitive proxy statement on Schedule 14A with respect to the 2026 annual meeting of shareholders, which Gentherm filed with the SEC on April 1, 2026, which information is incorporated into this proxy statement/prospectus by reference. For more information regarding how to obtain a copy of such documents, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

INFORMATION ABOUT MODINE

For more than 100 years, Modine has solved the toughest thermal management challenges for mission-critical applications. Its purpose of Engineering a Cleaner, Healthier World™ means it is always evolving its portfolio of technologies to provide the latest heating, cooling, and ventilation solutions. Its technologies advance its purpose with systems that improve air quality, reduce energy and water consumption, lower harmful emissions, and enable the transition to a more sustainable future.

Through March 31, 2026, Modine operated as two operating segments, Climate Solutions and Performance Technologies. Effective April 1, 2026, Modine’s operating segments are (i) Data Centers; (ii) Commercial HVAC; and (iii) Performance Technologies. Its Performance Technologies segment will continue to be reported as a separate segment until the consummation of the Transactions.

Modine is a global company headquartered in Racine, Wisconsin (U.S.), with operations in North America, South America, Europe, and Asia, and more than 13,000 employees worldwide. Modine was incorporated under the laws of the State of Wisconsin on June 23, 1916. Modine became a publicly traded company with its initial public offering in 1982.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

INFORMATION ABOUT THE PERFORMANCE TECHNOLOGIES BUSINESS

Overview

The Performance Technologies Business provides thermal management products and solutions that enhance the performance of customer products and applications and develops solutions that provide mission critical energy for a variety of end market applications. The business provides solutions that increase fuel economy and energy consumption, reduce harmful emissions and maximize range in zero emission applications. The Performance Technologies Business designs and manufactures products and solutions for vehicular, stationary power, and industrial applications. In addition, the Performance Technologies Business provides advanced thermal solutions to zero-emission and hybrid commercial vehicle, bus, and specialty vehicle customers.

The business maintains long-standing relationships with original equipment manufacturers (“OEM”) and Tier 1 customers, served by a global footprint of approximately 4,800 employees across 10 countries as of the end of fiscal 2025.

Customers and Product Groups

The Performance Technologies Business’s top five customers, in terms of sales, are in the off-highway, commercial vehicle, and automotive markets and its ten largest customers accounted for 61 percent of its net sales in fiscal 2025.

The following is a summary of the Performance Technologies Business’s business segments, categorized as a percentage of its net sales:

	Fiscal 2025	Fiscal 2024
Heavy-Duty Equipment	48%	46%
Commercial Vehicle	32%	31%
Automotive	20%	23%

Competitive Position

The Performance Technologies Business competes with many manufacturers of thermal management solutions, some of which are divisions of larger companies. The markets for its products continue to be very dynamic. For example, the business’s global power generation customers, driven by new data center construction and demand for backup power for critical infrastructure, such as hospitals, mining and airports, are looking for new technologies and global manufacturing capacity to meet their growth demands. Many of the business’s customers also ask the Performance Technologies Business, as well as their other primary suppliers, to provide research and development (“R&D”), design, and validation support for new potential projects. This combined work effort often results in stronger customer relationships and more partnership opportunities for the Performance Technologies Business.

Business Segments

The Performance Technologies Business has strategically aligned its teams around three business segments: i) Heavy-Duty Equipment; ii) Commercial Vehicle and iii) Automotive. The Performance Technologies Business’s chief operating decision maker (“CODM”), its President, reviews the separate financial results for each of these operating segments. The CODM uses segment operating income as a measure of profit and loss to evaluate the financial performance of each segment and as a basis for allocating company resources. See Note 21 to the Notes to Combined Financial Statements.

Heavy-Duty Equipment Segment

The Heavy-Duty Equipment segment provides heat exchangers and cooling modules for off-highway markets, including agricultural and construction. In addition, the Heavy-Duty Equipment segment sells cooling

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

modules for back-up and primary power generator sets that provide mission critical stationary power. This segment primarily serves the off-highway and power generation markets in North America, Brazil, China, India, Europe and South Korea. It primarily sells under-the-hood powertrain cooling products, such as radiators, condensers, charge air coolers, oil coolers, and engine cooling modules; and cooling modules for power generation sets (“Gensets”). Its customers include construction, agricultural, and mission critical power generation manufacturers; and industrial manufacturers of material handling equipment, Gensets and compressors.

Commercial Vehicle Segment

The Commercial Vehicle segment provides heat exchangers and cooling systems for commercial vehicle, bus and specialty vehicle markets in North America, Europe, Brazil, China, and India. Its products and solutions include products for traditional powertrains, including aluminum and stainless steel engine oil coolers, exhaust gas recirculation (“EGR”) coolers, charge air coolers, transmission and retarder oil coolers, chillers, condensers, fan shrouds, and surge tanks. Customers for its traditional powertrain products and solutions include commercial and medium- and heavy-duty truck and engine manufacturers. In addition, this segment provides products and solutions for zero-emission and hybrid commercial vehicle, bus and specialty vehicles, including complete battery thermal management systems, electronics cooling packages, battery chillers, battery cooling plates, coolers and casings for electronics cooling, and coolers for electric axles (“e-axles”). Customers for its zero-emission and hybrid vehicles products and solutions include commercial vehicle, bus and specialty vehicle, off-highway OEMs, e-axle producers, and power electronics providers.

Automotive Segment

The Automotive Segment provides heat exchangers and cooling systems for automotive markets in North America, Europe, Brazil, China, and India. Its products and solutions include products for traditional powertrains, including aluminum and stainless steel engine oil coolers, EGR coolers, charge air coolers, transmission oil coolers, chillers and condensers. Customers for its traditional powertrain products and solutions include automobile and light truck OEMs and automotive Tier 1 suppliers.

Geographic Areas

The Performance Technologies Business maintains administrative organizations in all key geographic regions to facilitate customer support, development and testing, and other administrative functions. It operates in four continents and within the following countries:

North America	South America	Europe	Asia
Mexico	Brazil	Germany	China
United States		Hungary	India
		Italy	South Korea
Netherlands

The business’s non-U.S. subsidiaries and affiliates manufacture and sell a number of products, similar to those produced in the U.S.

Exports

Export sales from the U.S. to foreign countries, as a percentage of consolidated net sales, were 10 percent in fiscal 2025.

Customer Dependence

The Performance Technologies Business’s ten largest customers, some of which are conglomerates or otherwise affiliated with one another, accounted for 61 percent of its consolidated net sales in fiscal 2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The Performance Technologies Business’s top customers operate primarily in the off-highway, commercial vehicle, and automotive markets. Its top customers in fiscal 2025, listed alphabetically, include: Agco; BMW Group; Caterpillar; Daimler Truck; Deere; Mercedes-Benz Group; Stellantis (including Chrysler, Fiat, PSA-Peugeot-Citroen, and VM Motori); Voith; Volkswagen (including Audi, MAN, Porsche, Scania, and International); Volvo (including Mack Trucks and Renault Trucks). Generally, the Performance Technologies Business supplies products to its customers on the basis of individual purchase orders received from them. When it is in the mutual interest of the business and its customers, the business utilizes long-term sales agreements to minimize investment risks and provide the customer with a proven source of competitively-priced products. These contracts are typically three to five years in duration.

Backlog of Orders

The Performance Technologies Business believes that its team can manage its operations and production capacity effectively and efficiently based upon expected sales volume in fiscal 2026 and beyond.

Raw Materials

The Performance Technologies Business purchases aluminum, copper, steel and stainless steel (nickel) from several domestic and foreign suppliers. In general, the business does not rely on any one supplier for these materials, which are, for the most part, available from numerous sources in quantities required by the business. While the business’s suppliers may become constrained due to global demand, it typically does not experience raw material shortages and believes that its suppliers’ production of these metals will be adequate throughout the next fiscal year. The Performance Technologies Business typically adjusts metals pricing with its raw material suppliers on a monthly basis and its major fabricated component suppliers on a quarterly basis. When possible, the business has included provisions within its long-term customer contracts which provide for adjustments to customer prices, on a prospective basis, based upon increases and decreases in the cost of key raw materials. When applicable, however, these contract provisions are limited to the underlying cost of the material based upon a relevant pricing source, such as the London Metal Exchange, American Metal Market, or Platts index, and typically do not include related metals premiums or fabrication costs. In addition, there can often be a three-month to one-year lag until the time that the price adjustments take effect.

Patents and Other Intellectual Property

The Performance Technologies Business protects its intellectual property through patents, trademarks, trade secrets and copyrights. As a part of its ongoing R&D activities, the business routinely seeks patents on new products and processes. The business’s Patent Review Committee manages its intellectual property strategy and portfolio. The Performance Technologies Business owns or licenses numerous patents worldwide related to its products and operations. Also, because the business has several product lines, the Performance Technologies Business believes that its business as a whole is not materially dependent upon any particular patent or license, or any particular group of patents or licenses. The Performance Technologies Business considers each of its patents, trademarks, and licenses to be of value and aggressively defends its rights throughout the world against infringement.

Research and Development and Investments in Technology

The Performance Technologies Business is investing in products and technology to meet the challenging thermal management needs of its customers within the markets it serves. Its products are often aimed at solving difficult and complex heat transfer challenges requiring advanced thermal management solutions, while meeting the demand for increased energy efficiency and compliance with increasingly stringent regulations. The Performance Technologies Business’s heritage includes a depth and breadth of expertise in thermal management that, combined with its global manufacturing presence, standardized processes, and state-of-the-art technical resources, enables it to rapidly bring customized solutions to its customers.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

R&D expenditures, including certain application engineering costs for specific customer solutions, totaled $22 million and $33 million in fiscal 2025, and 2024, respectively. The Performance Technologies Business’s R&D teams work closely with its customers on projects and system designs to ensure efficient and cost-effective development of technologies. Development projects include solutions to optimize the efficiency and reliability of commercial and off-highway vehicles. In addition, the business is developing solutions, including precision battery cooling, to optimize the performance of zero emission and hybrid vehicles. The Performance Technologies Business also collaborates with industry, university, and government-sponsored research organizations that conduct research and provide data on practical applications in the markets it serves. In addition, it engages in external research projects that complement its strategic internal research initiatives to further leverage its significant thermal technology expertise and capabilities.

Quality Improvement

The Performance Technologies Business is committed to evolving its product portfolio in pursuit of highly engineered, mission-critical thermal solutions. The business strives to deliver customer-centric solutions with superior quality and dedicated service throughout the product lifecycle.

The majority of the business’s manufacturing facilities and administrative offices are registered to ISO 9001:2015 or IATF 16949:2016 standards, helping to ensure that customers receive high quality products and services. The Performance Technologies Business regularly monitors its process performance to meet or exceed rising customer expectations for products, services and quality.

Environmental & Sustainability Matters

The Performance Technologies Business is focused on product and technology innovations to improve efficiency and lower carbon emissions. The business’s oil, charge-air, and EGR coolers, radiators, air conditioning condensers, and battery thermal management systems for trucks, buses, cars, specialty vehicles, and off-highway equipment allow both electric vehicle and internal combustion systems to run at optimal temperatures, which promotes better fuel efficiency, lower emissions, and improved vehicle lifespans, while still providing the vehicle performance that customers expect.

In its global business operations, the Performance Technologies Business works to improve energy efficiency, minimize water waste, and increase the amount of waste recycled or diverted from landfills. The business has empowered each of its global facilities to invest in facility upgrades and enhancements that support its sustainability goals. The business partners with local utilities and government entities to implement renewal energy and conservation projects. The business uses resource tracking technologies and waste management programs, installing more efficient LED lighting systems, replacing inefficient boilers and air compressors and installing improved building HVAC management systems. The majority of its facilities maintain Environmental Management System (“EMS”) certification to the international ISO14001 standard through independent third-party audits.

Seasonal Nature of Business

The Performance Technologies Business’s overall operating performance is generally not subject to a significant degree of seasonality. Sales to Performance Technologies vehicular OEM customers are dependent upon market demand for new vehicles. However, the business’s second fiscal quarter production schedules are typically impacted by customer summer shutdowns and its third fiscal quarter is affected by customer holiday shutdowns.

Working Capital

The Performance Technologies Business manufactures products for the majority of customers on an as-ordered basis, which makes large inventories of finished products unnecessary. In Brazil, the business

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

maintains aftermarket product inventory in order to timely meet customer needs in the Brazilian commercial vehicle and automotive aftermarkets. The Performance Technologies Business has not experienced a significant number of returned products within any of its product lines.

Human Capital Resource Management

As of March 31, 2025, the Performance Technologies Business employed approximately 4,800 persons worldwide.

The Performance Technologies Business strives to be an employer of choice in every community in which it operates. It does this by fostering a fair, respectful, and safe work environment for its people. The Performance Technologies Business has identified priorities that it believes are essential to attract, develop and retain highly-qualified talent. These include, among others: i) providing career development programs; ii) promoting health and safety; iii) fostering people-centric values; and iv) providing competitive compensation and benefits.

Properties

The Performance Technologies Business operates manufacturing facilities in the U.S. and in multiple foreign countries. Upon consummation of the Separation, Distribution and Merger, the business will be headquartered in Novi, Michigan, and it will maintain offices and laboratory, experimental and prototype facilities in Racine, Wisconsin. The business has additional technical support functions located in Mezökövesd, Hungary; Sao Paulo, Brazil; Changzhou, China; and Chennai, India.

The table below summarizes the number of manufacturing facilities of the Performance Technologies Business as of March 31, 2025. These facilities include leased manufacturing space.

Americas	Europe	Asia	Total
7	5	6	18

The business considers all of its facilities and equipment to be well maintained and suitable for their purposes. The business reviews its manufacturing capacity regularly and make the determination as to the need to expand or, conversely, rationalize facilities as necessary to meet changing market conditions and operating needs.

Legal Proceedings

In the normal course of business, the Performance Technologies Business is subject from time to time to claims and litigation, including commercial and contract disputes, employment matters, product defect claims and other matters. In its opinion, pending legal matters are not expected to have a material adverse impact on its results of operations, financial condition, liquidity or cashflows.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE PERFORMANCE TECHNOLOGIES BUSINESS

Overview

The Performance Technologies Business’s mission is to use its thermal management expertise to help customers improve fuel economy, lower harmful emissions and enable more efficient vehicles and equipment. The business operates in 10 countries and employs approximately 4,800 persons worldwide as of March 31, 2025.

The Performance Technologies Business is a leading provider of highly engineered, mission-critical thermal management solutions across the vehicular and power generation end markets. Its operating segments include i) Heavy-Duty Equipment, ii) Commercial Vehicle and iii) Automotive.

The Heavy-Duty Equipment segment provides heat exchangers and cooling modules for off-highway markets, including agricultural and construction. In addition, the Heavy-Duty Equipment business sells cooling module generator sets that provide mission critical stationary power. The Commercial Vehicle and Automotive segments provide heat exchangers and cooling systems for commercial vehicle, automotive, and specialty vehicle customers. In addition to products for traditional powertrains, the Commercial Vehicle business provides products and solutions for zero-emission and hybrid vehicles, primarily for commercial vehicle, bus and specialty vehicles.

Pending Reverse Morris Trust Transaction

On January 29, 2026, Gentherm and Modine announced a plan to combine the Performance Technologies Business with Gentherm. To effect the Separation, the Distribution and the Merger, Gentherm, Merger Sub, Modine and SpinCo entered into the Merger Agreement and Gentherm, Modine and SpinCo entered into the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus, provide for (1) the separation of the Performance Technologies Business from Modine’s other businesses and the subsequent transfer of the Performance Technologies Business into SpinCo and its subsidiaries, (2) the payment by SpinCo of the SpinCo Cash Distribution of $210 million to Modine, subject to decrease if additional shares of Gentherm Common Stock will be issued to result in the percentage of shares of Gentherm Common Stock received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) to equal the Threshold Percentage, and the payment of the absolute value of the Cash Transfer Amount, which is based on, among other things, SpinCo’s net working capital, cash and indebtedness, by SpinCo to Modine if the Cash Transfer Amount is a positive number and by Modine to SpinCo if the Cash Transfer Amount is a negative number, (3) the delivery to Modine shareholders of all of the issued and outstanding shares of SpinCo Common Stock held by Modine by way of a pro rata distribution, and (4) the merger of SpinCo with Merger Sub, with SpinCo continuing as the surviving corporation of the Merger and becoming a wholly owned subsidiary of Gentherm.

To preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio (designed, prior to any adjustment, to result in the outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Merger, being owned 40% by the former holders of SpinCo Common Stock immediately prior to the Merger (in their capacity as such) and 60% by the Gentherm shareholders immediately prior to the Merger (in their capacity as such) without taking into account any overlapping shareholder ownership) will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Gentherm Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Gentherm Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Gentherm Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Gentherm Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage, and the SpinCo Cash Distribution would be decreased to account for the value of the additional shares of Gentherm Common stock received by the former holders of SpinCo Common Stock.

Basis of Presentation of Financial Information

The combined financial statements of the Performance Technologies Business have been prepared on a “carve–out” basis. For the fiscal years ended March 31, 2025 and 2024, the Performance Technologies Business operated as part of Modine, and consisted of several entities for which separate financial statements have not historically been prepared. As such, the periods presented have been derived from the consolidated financial statements and accounting records of Modine, including the historical cost basis of assets and liabilities comprising Performance Technologies Business, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of Performance Technologies Business, using the historical accounting policies applied by Modine. The combined financial statements have been prepared in accordance with GAAP and pursuant to the rules and regulations of the SEC.

The combined financial statements include all revenues and costs directly attributable to the Performance Technologies Business and an allocation of expenses related to certain Modine corporate functions. These expenses have been allocated to the Performance Technologies Business based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis on an applicable measure. The Performance Technologies Business considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. However, the allocations may not be indicative of the actual expense that would have been incurred had the Performance Technologies Business operated as an independent, standalone entity, nor are they indicative of the Performance Technologies Business’s future expenses. Actual costs that may have been incurred if the Performance Technologies Business had been a standalone company would depend on a number of factors, including the chosen organizational structure and strategic decisions made in various areas, including IT, infrastructure and outsourcing of corporate functions. Refer to Note 17 of the Notes to Combined Financial Statements for further information.

The combined financial statements include assets and liabilities specifically attributable to the Performance Technologies Business and certain assets and liabilities that are held by Modine that are specifically identifiable or otherwise attributable to the Performance Technologies Business. The historical results of operations, financial position and cash flows of the Performance Technologies Business presented in the combined financial statements may not be indicative of what they would have been had the Performance Technologies Business been an independent standalone entity, nor are they necessarily indicative of the Performance Technologies Business’s future results of operations, financial position and cash flows.

As the separate legal entities of the Performance Technologies Business were not historically held by a single legal entity, net parent investment is shown in lieu of shareholders’ equity in the combined financial statements. Net parent investment represents Modine’s interest in the recorded assets of the Performance Technologies Business and represents the cumulative investment by Modine in the Performance Technologies Business through the dates presented, inclusive of operating results.

Modine uses a centralized approach to cash management and financing of its operations. These arrangements are not reflective of the manner in which the Performance Technologies Business would have financed its operations had it been a standalone business separate from Modine during the periods presented. Accordingly, cash and cash equivalents held by Modine at the corporate level were not attributable to the Performance Technologies Business for any of the periods presented. Only cash amounts legally owned by

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

entities dedicated to the Performance Technologies Business are reflected in the combined balance sheets. Transfers of cash, both to and from Modine’s treasury program, are reflected as a component of net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

Modine’s long-term debt and related interest expense have not been attributed to the Performance Technologies Business for any of the periods presented because the Performance Technologies Business is not the legal obligor of such borrowings.

All intercompany transactions and balances within the Performance Technologies Business have been eliminated. Transactions between the Performance Technologies Business and Modine that will not be cash settled are included within net parent investment. Transactions between the Performance Technologies Business and Modine that have been or will be effectively settled for cash at the time the transaction is recorded through Modine’s centralized cash management system have been included in these combined financial statements. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent investment. Transactions between the Performance Technologies Business and other businesses of Modine are considered related party transactions. See Note 17 of the Notes to Combined Financial Statements for more information.

Percentages presented are calculated from the underlying amounts. References to years throughout this discussion relate to the fiscal years, which end on March 31.

Relationship with Modine

Following the completion of the Transactions, certain functions previously provided by Modine to the Performance Technologies Business will either continue to be delivered to the Performance Technologies Business under the Transition Services Agreement or the other Transaction Documents or will be assumed by Gentherm, either through internal resources or third-party service providers.

Concurrent with the Transactions, SpinCo will enter into other agreements with Modine relating to the Transactions and various interim and ongoing relationships among Gentherm, SpinCo and Modine. See the section entitled “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Key Trends Affecting Results of Operations

The Performance Technologies Business has been closely monitoring uncertainties in the markets it serves, including the potential impacts of tariffs on its businesses, its customers, and the economy as a whole. In anticipation of continued weakness in vehicular markets, the business has been actively reducing its cost structure including through product line consolidations and headcount reductions. The Performance Technologies Business has been focused on exiting the portions of its business that do not align with its strategic plan and evaluating its manufacturing footprint and executing on operating efficiencies to optimize its production. This has been done based on 80/20 principles, which focus on the rule that 80 percent of outputs result from 20 percent of inputs. The Performance Technologies Business has employed these principles in daily decision making and strategic resource and capital allocation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Combined Results of Operations

	Years ended March 31,
	2025		2024
(in millions)	$s	% of sales	$s	% of sales
Net sales	$1,163.5	100.0%	$1,321.3	100.0%
Cost of sales	932.7	80.2%	1,091.6	82.6%

Gross profit	230.8	19.8%	229.7	17.4%
Selling, general and administrative expenses	133.0	11.4%	133.1	10.1%
Restructuring expenses	20.5	1.8%	12.0	0.9%
Gain on sale of assets	—	—%	(4.0)	(0.3)%

Operating income	$77.3	6.6%	$88.6	6.7%
Related party interest expense	(5.4)	(0.5)%	(7.4)	(0.6)%
Related party dividend income	100.0	8.6%	—	—%
Other income – net	2.3	0.2%	0.8	0.1%

Earnings before income taxes	174.2	15.0%	82.0	6.2%
Provision for income taxes	(27.7)	(2.4)%	(16.4)	(1.2)%

Net earnings	146.5	12.6%	65.6	5.0%
Net earnings attributable to noncontrolling interest	(1.5)	(0.1)%	(1.9)	(0.1)%

Net earnings attributable to the Performance Technologies Business	$145.0	12.5%	$63.7	4.8%

Year ended March 31, 2025 compared with year ended March 31, 2024

The Performance Technologies Business’s net sales decreased $158.0 million, or 12 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume, including a $54.0 million total impact from the disposition of three businesses in Germany during the third quarter of fiscal 2024, and a $17.0 million unfavorable impact of foreign currency exchange rates. These decreases were partially offset by higher average selling prices and, to a lesser extent, the recognition of sales tax credits in Brazil. Compared with fiscal 2024, sales in our Heavy-Duty Equipment, Automotive, and Commercial Vehicle segments decreased $64.0 million, $59.0 million, and $42 million, respectively.

The Performance Technologies Business’s cost of sales decreased $159.0 million, or 15 percent, in fiscal 2025, primarily due to lower sales volume and a $13.0 million favorable impact of foreign currency exchange rate changes. In addition, cost of sales was favorably impacted, to a lesser extent, by improved operating efficiencies and lower raw material costs, which decreased $9.0 million. These drivers, which decreased cost of sales, were partially offset by higher labor and inflationary costs. As a percentage of sales, cost of sales decreased 240 basis points to 80.2 percent, primarily due to higher average selling prices, improved operating efficiencies, lower material costs, and the favorable impact of sales tax credits recognized in Brazil, partially offset by higher labor and inflationary costs.

As a result of the lower sales and lower cost of sales as a percentage of sales, gross margin improved 240 basis points to 19.8 percent. Gross profit of $231.0 million increased $1.0 million compared with the prior year.

The Performance Technologies Business’s Selling, general and administrative expenses were consistent compared with the prior year. As a percentage of sales, Selling, general and administrative expenses increased 130 basis points.

Restructuring expenses during fiscal 2025 totaled $20.0 million, an increase of $8.0 million compared with the prior year, primarily due to higher severance expenses in North America and product line transfer costs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Operating income in fiscal 2025 decreased $11.0 million to $77.0 million, primarily due to higher restructuring expenses.

Related party interest expense in fiscal 2025 decreased $2.0 million compared with the prior year, primarily due to lower average outstanding borrowings with Modine. During fiscal 2025, the Performance Technologies Business received $100.0 million of dividend income from a subsidiary of Modine as a return on investment.

The provision for income taxes was $28.0 million and $16.0 million in fiscal 2025 and 2024, respectively. The increase was primarily due to higher earnings in fiscal 2025.

Segment Results of Operations

Heavy-Duty Equipment

	Years ended March 31,
	2025		2024
(in millions)	$s	% of sales	$s	% of sales
Net sales	$580.7	100.0%	$644.3	100.0%
Cost of sales	465.6	80.2%	529.6	82.2%

Gross profit	115.1	19.8%	114.7	17.8%
Selling, general and administrative expenses	57.8	10.0%	56.7	8.8%
Restructuring expenses	8.3	1.4%	—	—

Operating income	$49.0	8.4%	$58.0	9.0%

Year ended March 31, 2025 compared with year ended March 31, 2024

Heavy-Duty Equipment net sales decreased $64.0 million, or 10 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume resulting from market weakness and our strategic exit from lower margin business. In addition, foreign currency exchange rate changes unfavorably impacted sales. These decreases were partially offset by higher average selling prices and the recognition of sales tax credits in Brazil. Compared with the prior year, sales in the Americas, Europe, and Asia decreased $31.0 million, $18.0 million, and $5.0 million, respectively.

Heavy-Duty Equipment cost of sales decreased $64.0 million, or 12 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume and a favorable impact of foreign currency exchange rates. As a percentage of sales, cost of sales decreased 200 basis points to 80.2 percent, primarily due to higher average selling prices, improved operating efficiencies, lower material costs, and the favorable impact of sales tax credits recognized in Brazil, partially offset by higher labor and inflationary costs.

As a result of lower sales and lower cost of sales as a percentage of sales, gross margin improved 200 basis points to 19.8 percent. Gross profit of $115.0 million was consistent with the prior year.

Heavy-Duty Equipment Selling, general and administrative expenses increased $1.0 million, or 2 percent, compared with the prior year. As a percentage of sales, Selling, general and administrative expenses increased 120 basis points.

Restructuring expenses during fiscal 2025 totaled $8.0 million, an increase of $8.0 million compared with the prior year, primarily due to higher severance expenses and product line transfer costs.

Operating income in fiscal 2025 decreased $9.0 million to $49.0 million, primarily due to higher restructuring expenses.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Commercial Vehicle

	Years ended March 31,
	2025		2024
(in millions)	$s	% of sales	$s	% of sales
Net sales	$390.5	100.0%	$432.1	100.0%
Cost of sales	307.4	78.7%	361.0	83.5%

Gross profit	83.1	21.3%	71.1	16.5%
Selling, general and administrative expenses	49.1	12.6%	37.2	8.6%
Restructuring expenses	2.8	0.7%	—	—%
Gain on sale of assets	—	—	(1.1)	(0.3)%

Operating income	$31.2	8.0%	$35.0	8.1%%

Year ended March 31, 2025 compared with year ended March 31, 2024

Commercial Vehicle net sales decreased $42.0 million, or 10 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume, including the impact from the disposition of the three businesses in Germany during the third quarter of fiscal 2024, market weakness, and our strategic exit from lower margin business. In addition, foreign currency exchange rate changes unfavorably impacted sales. These decreases were partially offset by higher average selling prices. Compared with the prior year, sales in Europe and Asia decreased $46.0 million and $5.0 million, respectively. These decreases were partially offset by higher sales in the Americas, which increased $7.0 million.

Commercial Vehicle cost of sales decreased $54 million, or 15 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume and a favorable impact from foreign currency exchange rates. As a percentage of sales, cost of sales decreased 480 basis points to 78.7 percent, primarily due to higher average selling prices, improved operating efficiencies, and lower material costs, partially offset by higher labor and inflationary costs.

As a result of lower sales and lower cost of sales as a percentage of sales, gross margin improved 480 basis points to 21.3 percent. Gross profit of $83.0 million increased $12.0 million from the prior year.

Commercial Vehicle Selling, general and administrative expenses increased $12.0 million, or 32 percent, compared with the prior year. As a percentage of sales, Selling, general and administrative expenses increased 400 basis points. The increase in Selling, general and administrative expenses was primarily due to higher compensation related expenses and increases in other general and administrative expenses.

Restructuring expenses during fiscal 2025 totaled $3.0 million and primarily consisted of severance expenses and product line transfer costs.

Operating income in fiscal 2025 decreased $4.0 million to $31.0 million, as higher gross profit was more than offset by higher Selling, general and administrative and restructuring expenses.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Automotive

	Years ended March 31,
	2025		2024
(in millions)	$s	% of sales	$s	% of sales
Net sales	$241.4	100.0%	$300.6	100.0%
Cost of sales	208.8	86.5%	256.7	85.4%

Gross profit	32.6	13.5%	43.9	14.6%
Selling, general and administrative expenses	26.1	10.8%	39.2	13.0%
Restructuring expenses	9.4	3.9%	12.0	4.0%
Gain on sale of assets	—	—	(2.9)	(1.0)%

Operating loss	$(2.9)	(1.2)%	$(4.4)	(1.5)%

Year ended March 31, 2025 compared with year ended March 31, 2024

Automotive sales decreased $59.0 million, or 20 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume, including the impact from the disposition of the three businesses in Germany during the third quarter of fiscal 2024, and market weakness. In addition, foreign currency exchange rate changes unfavorably impacted sales. Compared with the prior year, sales in Europe, Asia, and the Americas decreased $47.0 million and $12.0 million, and $1.0 million respectively.

Automotive cost of sales decreased $48.0 million, or 19 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume and a favorable impact from foreign currency exchange rates. As a percentage of sales, cost of sales increased 110 basis points to 86.5 percent, primarily due to higher labor and inflationary costs, partially offset by improved operating efficiencies and lower material costs.

As a result of lower sales and higher cost of sales as a percentage of sales, gross margin declined 110 basis points to 13.5 percent. Gross profit of $33.0 million decreased $11.0 million from the prior year.

Automotive Selling, general and administrative expenses decreased $13.0 million, or 33 percent, compared with the prior year, primarily due to lower compensation-related expenses, which included the benefit of restructuring activities.

Restructuring expenses during fiscal 2025 totaled $9.0 million, a decrease of $3.0 million compared with the prior year, primarily due to lower severance expenses.

The operating loss in fiscal 2025 decreased $1.0 million to $3.0 million. Lower gross profit during fiscal 2025 was more than offset by lower Selling, general and administrative and restructuring expenses.

Liquidity and Capital Resources

Operating activities

Net cash provided by operating activities in fiscal 2025 was $149.0 million, an increase of $85.0 million from $64.0 million in the prior year. This increase in operating cash flow was primarily due to higher net earnings in fiscal 2025, which included higher related party dividend income.

Investing activities

Capital expenditures of $29.0 million during fiscal 2025 decreased $6.0 million compared with fiscal 2024. Capital expenditures in the Performance Technologies Business include tooling and equipment purchases in conjunction with new and renewal programs with customers.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Financing activities

Net cash used for financing activities, which primarily represents net transfers to Modine, was $81.0 million in 2025, compared to $19.0 million in 2024.

Debt and cash management

Modine’s long-term debt and related interest expense have not been attributed to the Performance Technologies Business for any of the periods presented because the Performance Technologies Business is not the legal obligor of such borrowings. Modine uses a centralized approach to cash management and financing of its operations. These arrangements are not reflective of the manner in which the Performance Technologies Business would have been able to finance its operations had the Performance Technologies Business been a stand-alone business separate from Modine during the periods presented. Transfers of cash, both to and from Modine’s treasury program, are reflected as a component of net parent investment in the combined balance sheets and as investing and financing activities on the accompanying combined statements of cash flows.

Future liquidity

As described elsewhere in this proxy statement/prospectus, prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the Bridge Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $250 million, the proceeds of which will be used to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement, and to pay certain other amounts relating to the Transactions.

The material terms of the Permanent SpinCo Financing are described in more detail under “The Transaction Agreements-Debt Financing.” Following the Merger, Gentherm and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo under the Bridge Financing and/or the Permanent SpinCo Financing.

Gentherm expects to use available and committed financing pursuant to the Gentherm Revolving Credit Facility to fund the Gentherm Special Dividend (if any) and to pay fees, commissions and expenses related to the Transactions and the excess of the Final Cash Transfer Amount over the Cash Transfer Amount, if any, to Modine. After the consummation of the Transactions, SpinCo and certain of its subsidiaries are expected to guarantee the obligations under the Gentherm Revolving Credit Facility.

Following the Merger, Gentherm and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution. Following the Separation, Performance Technologies Business will make the SpinCo Cash Distribution to Modine equal to $210 million, subject to adjustment. See the section entitled “The Transaction Agreements—The Separation Agreement—Post-Closing Adjustments” for further description of adjustments to the SpinCo Cash Distribution.

Critical Accounting Policies

The following critical accounting policies reflect the more significant judgments and estimates used in preparing the Performance Technologies Business’s historical combined financial statements. Application of these policies results in accounting estimates that have the greatest potential for a significant impact on the Performance Technologies Business’s financial statements. The following discussion of these judgments and estimates is intended to supplement the significant accounting policies presented in Note 2 of the Notes to Combined Financial Statements.

Revenue recognition

The Performance Technologies Business recognizes revenue based upon consideration specified in a contract and as it satisfies performance obligations by transferring control over its products to its customers,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

which may be at a point in time or over time. The majority of the Performance Technologies Business’s revenue is recognized at a point in time, based upon shipment terms. The Performance Technologies Business records an allowance for credit losses and it accrues for estimated warranty costs at the time of sale. It bases these estimates upon historical experience, current business trends and economic conditions, and risks specific to the underlying accounts receivable or warranty claims.

Impairment of property, plant and equipment

The Performance Technologies Business evaluates its property, plant and equipment for impairment whenever business conditions or events indicate that those assets may be impaired. It considers factors such as operating losses, declining financial outlooks and market conditions when evaluating the necessity for an impairment analysis. In the event the net asset values exceed undiscounted cash flows expected to be generated by the assets, the business writes down the assets to fair value and records an impairment charge. It estimates fair value in various ways depending on the nature of the underlying assets. Fair value is generally based upon appraised value, estimated salvage value, or selling prices under negotiation, as applicable.

Property, plant and equipment assets within the Performance Technologies Business totaled $184.0 million at March 31, 2025. Within property, plant and equipment, the most significant assets evaluated are buildings and improvements and machinery and equipment. The Performance Technologies Business evaluates impairment at the lowest level of separately identifiable cash flows, which is generally at the manufacturing plant level. It monitors manufacturing plant financial performance to determine whether indicators exist that would require an impairment evaluation for the facility. This includes significant adverse changes in plant profitability metrics; substantial changes in the mix of customer products manufactured in the plant; changes in manufacturing strategy; and the shifting of programs to other facilities under a manufacturing realignment strategy. When such indicators are present, the Performance Technologies Business performs an impairment evaluation.

Income taxes

The Performance Technologies Business operates in numerous taxing jurisdictions; therefore, it is subject to regular examinations by federal, state and non-U.S. taxing authorities. Due to the application of complex and sometimes ambiguous tax laws and rulings in the jurisdictions in which it does business, there is an inherent level of uncertainty within its worldwide tax provisions. It is possible that taxing authorities could challenge certain positions.

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. The Performance Technologies Business adjusts these amounts to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The Performance Technologies Business records a valuation allowance if it determines it is more likely than not that the net deferred tax assets in a particular jurisdiction will not be realized. This determination, which is made on a legal entity-by-legal entity basis, involves judgment and the use of estimates and assumptions, including expectations of future taxable income and tax planning strategies. The Performance Technologies Business believes the assumptions that it used are appropriate and result in a reasonable determination regarding the future realizability of deferred tax assets. However, future events or circumstances, such as lower-than-expected taxable income or unfavorable changes in the financial outlook of our operations in certain jurisdictions, could cause it to record additional valuation allowances.

See Note 9 of the Notes to Combined Financial Statements for additional information regarding income taxes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business, the Performance Technologies Business is subject to market exposure from changes in foreign currency exchange rates, interest rates, commodity prices, credit risk and other market changes.

Foreign Currency Risk

The Performance Technologies Business is subject to the risk of changes in foreign currency exchange rates due to its operations in foreign countries. It has manufacturing facilities in Brazil, China, India, Mexico, and in Europe. It also has joint ventures in China and South Korea. The Performance Technologies Business sells and distributes products throughout the world and also purchases raw materials from suppliers in foreign countries. As a result, its financial results are affected by changes in foreign currency exchange rates and economic conditions in the foreign markets in which it does business. Whenever possible, the Performance Technologies Business attempts to mitigate foreign currency risks on transactions with customers and suppliers in foreign countries by entering into contracts that are denominated in the functional currency of the entity engaging in the transaction. In addition, its consolidated financial results are impacted by the translation of revenue and expenses in foreign currencies into U.S. dollars. These translation impacts are primarily affected by changes in exchange rates between the U.S. dollar and the Euro, the Brazilian real, and the Chinese yuan. In fiscal 2025, approximately 48 percent of the Performance Technologies Business’s sales were generated in countries outside the U.S. A change in foreign currency exchange rates will positively or negatively affect its sales; however, this impact will be offset, usually to a large degree, with a corresponding effect on its cost of sales and other expenses.

Commodity Price and Supply Risk

To produce the products it sells, the Performance Technologies Business purchases raw materials and supplies including aluminum, copper, steel and stainless steel (nickel), and gases such as natural gas, helium, and nitrogen. In addition, it also purchases components and parts that are integrated into its end products.

The Performance Technologies Business seeks to mitigate commodity price risk primarily by adjusting product pricing in response to price increases. Its contracts with certain customers contain provisions that provide for prospective price adjustments based upon changes in raw material prices. These prospective price adjustments generally lag behind the actual raw material price fluctuations by three months or longer, and the contract provisions are limited to the underlying material cost based upon a relevant pricing source, such as the London Metal Exchange, American Metal Market, or Platts index, and typically exclude additional cost elements, such as related metals premiums and fabrication. In instances where the risk is not covered contractually, the Performance Technologies Business seeks to adjust product pricing in response to price increases, including through its quotation process and through price list increases. Nevertheless, it is still subject to the risk of price increases on commodities, components, and other goods and services that it purchases. In recent years, the fluctuations in the cost of logistics has added to the dynamic, requiring the Performance Technologies Business to respond through leveraging its global footprint and scale, and deep logistics relationships, to mitigate the impacts for the business and the customers.

The Performance Technologies Business regularly engages with its suppliers to ensure availability of purchased commodities and components and, where possible, it incorporates contractual volume protections to guarantee required supply levels. It is subject to supply risk, particularly with respect to sourcing of raw materials including aluminum, copper, steel and stainless steel (nickel). The Performance Technologies Business is exposed to the risk that its suppliers may not be able or willing to meet its supply requirements in light of various factors, such as changes in trade laws and tariffs, sharp increases in customer demand, capacity constraints, financial instability, or other circumstances. Additionally, considering its global presence, the Performance Technologies Business is exposed to logistics and shipping risks, including disruptions to global shipping lanes or operations, the capacity of global logistics suppliers, port or border disruptions, and the like.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The Performance Technologies Business also purchases parts from suppliers that use the business’s tooling to create the parts. In most instances, and for financial reasons, the Performance Technologies Business does not have duplicate tooling for the manufacture of the purchased parts. As a result, the Performance Technologies Business is exposed to the risk of a supplier being unable to provide the quantity or quality of parts that it requires. Even in situations where suppliers are manufacturing parts without the use of the Performance Technologies Business’s tooling, it faces the challenge of obtaining consistently high-quality parts from suppliers that are financially stable. The Performance Technologies Business manages supplier risk by leveraging internal and third-party tools to identify and mitigate higher-risk supplier situations.

Credit Risk

Credit risk represents the possibility of loss from a customer failing to make payment according to contract terms. The Performance Technologies Business’s principal credit risk consists of outstanding trade accounts receivable. Its top customers operate in the off-highway, commercial vehicle and automotive markets and are influenced by similar market and general economic factors. In the past, credit losses from customers have not been significant, nor has the Performance Technologies Business experienced a significant increase in credit losses in connection with inflationary market conditions in recent years.

The Performance Technologies Business manages credit risk through a focus on the following:

•

Trade accounts receivable - Prior to granting credit, the Performance Technologies Business evaluates each customer, taking into consideration the customer’s financial condition, payment experience and credit information. After credit is granted, the business actively monitors the customer’s financial condition and applicable business news; and

•

Insurance - The Performance Technologies Business monitors its insurance providers to ensure they maintain financial ratings that are acceptable to the business. The Performance Technologies Business has not identified any concerns in this regard based upon its reviews.

In addition, the Performance Technologies Business is exposed to risks associated with price reduction pressures from its customers. If contractual price downs are unavoidable, the Performance Technologies Business contemplates them in its overall strategy and adjust pricing as necessary to provide profit margins that are acceptable to the business.

Economic and Market Risk

The Performance Technologies Business operates in numerous countries and sells a broad range of thermal management solutions and products to customers operating in the off-highway, commercial vehicle and automotive and light vehicle markets. Economic risk represents the possibility of loss resulting from economic instability in the U.S. or abroad.

The Performance Technologies business is currently monitoring economic and market risks related to geopolitical tensions and military conflicts, which could negatively impact or cause significant business disruptions in the global markets that they operate in. These conflicts and tensions could result in increases to energy and fuel prices, shipping delays, and increased freight and manufacturing costs. The Performance Technologies Business also encounters risks imposed by trade restrictions, including tariffs, embargoes, sanctions, and the like. There is currently uncertainty regarding future relationships between the U.S. and numerous other countries, including China, Canada, Mexico, and in Europe, with respect to trade policies and tariffs. The Performance Technologies Business is working to minimize the impact of tariffs. Where applicable, such efforts include renegotiating prices with suppliers, adjusting product pricing, and diversifying its supplier base.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On January 29, 2026, Gentherm entered into definitive agreements to combine Modine’s Performance Technologies Business with Gentherm. The combination is structured as an RMT transaction, whereby SpinCo, a wholly owned subsidiary of Modine, that will own the Performance Technologies Business, will be spun off to Modine shareholders and simultaneously merge with a wholly owned subsidiary of Gentherm. Gentherm shareholders immediately prior to the Merger are expected to own approximately 60.0% of the combined company and Modine shareholders are expected to own approximately 40.0% of the combined company, on a fully diluted basis, without taking into account any overlapping shareholder ownership and subject to adjustment.

The Transactions will establish Gentherm as a scaled leader in thermal management solutions and expand its technologies and capabilities in precision flow management. It will enable the combined company to serve attractive end markets including power generation, commercial vehicle, heavy-duty vehicle, light vehicle, and medical. The combined company expects to realize significant value creation through cost synergies and incremental commercial opportunities including cross-selling, product integration, and entering global markets in which legacy Gentherm has not operated. Modine will retain its Climate Solutions businesses, creating a pure-play climate solutions company focused on the high-growth data center and commercial HVAC & refrigeration end markets.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X in order to illustrate the estimated effects of the Transactions, with respect to the pro forma balance sheets as of March 31, 2026, as if the Transactions had occurred on such date and, with respect to the pro forma statements of operations for the three months ended March 31, 2026, and the year ended December 31, 2025, as if the Transactions had occurred on January 1, 2025.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of Gentherm and the Performance Technologies Business referenced below:

•

Gentherm’s unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2026, which are included in Gentherm’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, filed on April 23, 2026, which is incorporated by reference into this proxy statement/prospectus;

•

Gentherm’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2025, which are included in Gentherm’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on February 19, 2026, which is incorporated by reference into this proxy statement/prospectus; and

•	the Performance Technologies Business’s audited financial statements for the years ended March 31, 2025 and 2024 and the notes thereto, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings, operational efficiencies or synergies that may result from the integration of the Performance Technologies Business with Gentherm, nor does it reflect costs related to integration activities that may be incurred after the completion of the Transactions. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results that would have occurred had the events been consummated as of the dates indicated, nor is it indicative of any future results.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2026

(In thousands)

	Historical
	As of March 31, 2026	As of December 31, 2025
	Gentherm Incorporated	Modine Performance Technologies After Reclassification (Note 3)	Pre-Merger Adjustments (Note 4)	Note	Transaction Accounting Adjustments (Note 6)	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$177,401	$52,962	$(18,262)	4 (a),(b)	$—		$212,101
Accounts receivable, net	307,072	214,189	(32,174)	4 (b)	—		489,087
Inventory, net	256,969	160,945	—		27,055	6 (a)	444,969
Other current assets	84,759	79,125	(62,855)	4 (b)	—		101,029

Total current assets	826,201	507,221	(113,291)		27,055	—	1,247,186
Property and equipment, net	260,632	165,821	—		133,108	6 (b)	559,561
Goodwill	107,803	—	—		90,753	6 (d)	198,556
Other intangible assets, net	51,254	—	—		245,000	6 (c)	296,254
Operating lease right-of-use assets	53,057	14,967	—		13,923	6 (e)	81,947
Deferred income tax assets	93,863	37,940	—		—		131,803
Other non-current assets	37,484	61,327	—		—		98,811

Total assets	$1,430,294	$787,276	$(113,291)		$509,839		$2,614,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$277,033	$139,704	$21	4 (b)	$—		$416,758
Current lease liabilities	9,100	7,457	—		1,559	6 (f)	18,116
Current maturities of long-term debt	36	504	—		(317)	6 (g)	223
Other current liabilities	132,258	98,647	(95,008)	4 (b)	14,000	6 (h)	149,897

Total current liabilities	418,427	246,312	(94,987)		15,242	—	584,994
Long-term debt, less current maturities	219,000	1,906	244,700	4 (a)	4,865	6 (g)	470,471
Non-current lease liabilities	45,298	6,209	—		13,665	6 (f)	65,172
Pension benefit obligation	3,353	7,041	—		—		10,394
Other non-current liabilities	27,746	4,081	—		87,170	6 (i)	118,997

Total liabilities	713,824	265,549	149,713		120,942	—	1,250,028

Shareholders’ equity:
Common stock	6,464	45,297	—		(45,297)	6 (j)	6,464
Paid-in capital	1,590	121,342	—		532,243	6 (j)	655,175
Accumulated earnings	718,304	402,767	(263,004)	4 (a),(b)	(153,763)	6 (j)	704,304
Accumulated other comprehensive loss	(9,888)	(55,714)	—		55,714	6 (j)	(9,888)
Noncontrolling interest	—	8,035	—		—		8,035

Total shareholders’ equity	716,470	521,727	(263,004)		388,897		1,364,090

Total liabilities and shareholders’ equity (deficit)	$1,430,294	$787,276	$(113,291)		$509,839		$2,614,118

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD ENDING MARCH 31, 2026

(In thousands, except per share data)

	Historical
	For three months ended March 31, 2026	For three months ended December 31, 2025
	Gentherm Incorporated	Modine Performance Technologies (After Reclassification) (Note 3)	Pre-merger Adjustments (Note 4)	Note	Transaction Accounting Adjustments (Note 6)	Note	Pro Forma Combined
Product revenues	$393,706	$262,889	$—		$—		$656,595
Cost of sales	296,479	217,247	—		3,698	6 (m),(o)	517,424

Gross Margin	97,227	45,642	—		(3,698)		139,171
Operating expenses:
Net research and development expenses	23,946	2,925	—		—		26,871
Selling, general, and administrative expense	55,305	19,561	—		6,648	6 (m),(n),(p)	81,514
Restructuring expenses, net	6,691	4,681	—		—		11,372

Total operating expenses	85,942	27,167	—		6,648		119,757

Operating Income	11,285	18,475	—		(10,346)		19,414
Interest expense, net	(2,633)	(814)	(3,356)	4 (c)	(84)	6 (o)	(6,887)
Foreign currency loss	(1,060)	(18)	—		—		(1,078)
Other income	22	1,819	—		—		1,841

Earnings before income tax	7,614	19,462	(3,356)		(10,430)		13,290
Income tax expense	3,396	5,072	(705)	4 (d)	(1,687)	6 (r)	6,076

Net income	$4,218	$14,390	$(2,651)		$(8,743)		$7,214

Less: Net income attributable to noncontrolling interest	—	483	—		—		483

Net income attributable to Gentherm Incorporated	$4,218	$13,907	$(2,651)		$(8,743)		$6,731

Basic earnings per share	$0.14						$0.13
Diluted earnings per share	$0.14						$0.13
Weighted average shares outstanding – Basic	30,517				21,040		51,557
Weighted average shares outstanding – Diluted	30,757				21,161		51,918

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except per share data)

	Historical
	For year ended December 31, 2025	For year ended September 30, 2025
	Gentherm Incorporated	Modine Performance Technologies (After Reclassification) (Note 3)	Pre-merger Adjustments (Note 4)	Note	Transaction Accounting Adjustments (Note 6)	Note	Pro Forma Combined
Product revenues	$1,498,602	$1,113,595	$—		$—		$2,612,197
Cost of sales	1,136,426	903,715	—		43,315	6 (k),(m),(o)	2,083,456

Gross Margin	362,176	209,880	—		(43,315)		528,741
Operating expenses:
Net research and development expenses	94,759	19,465	—		—		114,224
Selling, general, and administrative expense	170,045	94,996	—		37,414	6 (l),(m),(n),(p)	302,455
Restructuring expenses, net	12,476	19,863	—		—		32,339
Loss on sale of land and building, net	2,196	—	—		—		2,196

Total operating expenses	279,476	134,324	—		37,414		451,214
Operating Income	82,700	75,556	—		(80,729)		77,527
Interest expense, net	(13,811)	(3,529)	(13,425)	4(c)	(342)	6 (o)	(31,107)
Foreign currency loss	(28,415)	(364)	—		—		(28,779)
Other (loss) income	(4,639)	95,977	—		(100,000)	6 (q)	(8,662)

Earnings before income tax	35,835	167,640	(13,425)		(181,071)		8,979
Income tax expense	17,550	20,053	(2,819)	4(d)	(37,372)	6 (r)	(2,588)

Net income	$18,285	$147,587	$(10,606)		$(143,699)		$11,567

Less: Net income attributable to noncontrolling interest	—	1,643	—		—		1,643

Net income attributable to Gentherm Incorporated	$18,285	$145,944	$(10,606)		$(143,699)		$9,925

Basic earnings per share	$0.60						$0.19
Diluted earnings per share	$0.59						$0.19
Weighted average shares outstanding – Basic	30,585				21,040		51,625
Weighted average shares outstanding – Diluted	30,933				21,161		52,093

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share data)

NOTE 1 – Description of the Transaction

On January 29, 2026, Gentherm, Modine, Merger Sub and SpinCo, as applicable, entered into certain agreements to effect the transfer of the Performance Technologies Business to Gentherm. Below is a list of the material events contemplated by the agreements:

•

Prior to the Distribution and the Merger, Modine will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title, and interest to and under certain assets and liabilities relating to the Performance Technologies Business.

•

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the Permanent SpinCo Financing in an aggregate principal amount of up to $250,000, the proceeds of which will be used to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement, and remaining proceeds will be used to fund potential working capital needs upon closing (the “Transaction Financing”).

•	Pursuant to the Separation Agreement, SpinCo will make a cash distribution to Modine of $210,000, subject to adjustment.

•

Following the SpinCo Cash Distribution, Modine will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by Modine by way of a pro rata distribution and for no consideration.

•	Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Gentherm.

NOTE 2 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended, to illustrate the effects of the “Transactions”, including (i) the separation of the Performance Technologies Business from Modine’s other businesses and the subsequent transfer of the Performance Technologies Business to SpinCo, (ii) the pro rata distribution of SpinCo Common Stock to Modine shareholders and (iii) the merger of a wholly owned subsidiary of Gentherm with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of Gentherm.

The unaudited pro forma condensed combined financial information is derived from (a) Gentherm’s historical consolidated financial statements prepared in accordance with GAAP for the fiscal year ended December 31 and (b) the historical combined financial information of the Performance Technologies Business prepared on a carve-out basis from Modine’s historical consolidated financial statements, for the fiscal year ended March 31. The Performance Technologies Business historical financial information includes the historical results of operations, assets and liabilities that are directly attributable to the Performance Technologies Business, as well as allocations of certain corporate costs from Modine.

Because the Performance Technologies Business has historically operated as part of Modine and not as a separate stand-alone entity, the historical combined financial information of the Performance Technologies Business may not be indicative of the financial position, results of operations or cash flows that would have been achieved had the Performance Technologies Business operated independently during the periods presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 give effect to the Transactions and the incurrence of the related financing as if they had occurred on January 1, 2025, the beginning of the earliest period presented. In accordance with Article 11 of Regulation S-X,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 reflects the results of the Performance Technologies Business for the twelve-month period ended September 30, 2025, which represents the most recent practicable period available. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026, gives effect to the Transactions and the incurrence of the related financing as if they had occurred on January 1, 2025. In accordance with Article 11 of Regulation S X, the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 reflects Gentherm’s historical results for that period combined with the historical results of the Performance Technologies Business for the three month period ended December 31, 2025, which represents the most recent interim period available for the Performance Technologies Business.

The Performance Technologies Business results for the twelve-month period ended September 30, 2025 were derived by combining the audited historical financial information of the Performance Technologies Business for the fiscal year ended March 31, 2025 with the unaudited interim historical financial information for the six-month period ended September 30, 2025, and subtracting the unaudited interim historical financial information for the six-month period ended September 30, 2024. As a result, certain interim periods of the Performance Technologies Business are not included in the unaudited pro forma condensed combined financial information presented in this proxy statement/prospectus and are not otherwise presented in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the Transactions and the incurrence of the related financing for the Transactions as if they had occurred on March 31, 2026 and combines the balance sheet of Gentherm as of March 31, 2026 with that of the Performance Technologies Business as of December 31, 2025.

The unaudited pro forma condensed combined financial information has been adjusted to give effect to transaction accounting adjustments that reflect the application of the acquisition method of accounting to the Merger in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, with Gentherm determined to be the accounting acquirer. The determination that Gentherm is the accounting acquirer was based on an evaluation of the relevant facts and circumstances, including, among other factors, the relative ownership interests in the combined company following the Merger, the issuance of Gentherm Common Stock in the Merger, and the composition of the Gentherm Board and Gentherm management following the consummation of the Transactions. ASC 805 requires that the identifiable assets acquired, and liabilities assumed in a business combination be recognized at their estimated fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined financial information, management has made preliminary estimates of the fair values of the assets acquired and has allocated the estimated purchase consideration accordingly. The preliminary purchase price allocation is subject to further refinement as additional information becomes available and as final valuations are completed, and such changes may be material.

Historically, Modine maintained a centralized approach to cash management and financing, and indebtedness and related interest expense were not attributed to the Performance Technologies Business in the historical combined financial information. Accordingly, Modine’s historical debt balances and related interest expense have not been included in the Performance Technologies Business historical financial information. Following the consummation of the Transactions, SpinCo, as a wholly owned subsidiary of Gentherm, is expected to have a capital structure that differs materially from that reflected in the Performance Technologies Business historical combined financial information. The unaudited pro forma condensed combined financial information reflects adjustments to give effect to indebtedness expected to be incurred in connection with the Transactions as if such indebtedness had been incurred on the applicable pro forma dates.

Following the completion of the Transactions, certain services historically provided by Modine to the Performance Technologies Business will continue to be provided for a limited period pursuant to a transition services agreement or will be assumed by Gentherm through internal resources or third-party service providers. The unaudited pro forma condensed combined financial information does not give effect to any potential cost

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

savings, operational efficiencies or synergies that may result from the integration of the Performance Technologies Business with Gentherm, nor does it reflect costs related to integration activities that may be incurred after the completion of the Transactions.

The unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only and do not necessarily reflect the consolidated results of operations or financial position that would have occurred had the Transactions been consummated on the dates assumed, nor are they indicative of the results of operations, financial position, or cash flows of the combined company for any future period. Accordingly, the unaudited pro forma condensed combined financial information should not be relied upon as an indicator of future performance or financial condition.

NOTE 3 – Reclassification Adjustments

Based on a preliminary review of the accounting policies of Gentherm and the Performance Technologies Business, Gentherm is not aware of any differences that would have a material impact on the unaudited pro forma condensed combined financial information. Following the completion of the Transactions, or as more information becomes available, Gentherm will perform a full and detailed review of Modine and Performance Technologies Business accounting policies and financial information. As a result of the review, accounting policy differences may be identified and these differences, if identified, could produce results that are materially different from the results reflected in the unaudited pro forma condensed combined financial information.

During the preparation of the unaudited pro forma condensed combined financial information related to the Transactions, Gentherm’s management performed a preliminary analysis of the Performance Technologies Business’s financial information to identify differences in financial statement presentation compared to the presentation of Gentherm. Certain reclassifications have been made to the historical consolidated presentation of the Performance Technologies Business to conform to the financial statement presentation of Gentherm.

Balance Sheet Reclassifications:

The table below summarizes the mapping of financial statement line items between the Performance Technologies Business and Gentherm and the reclassification adjustments made to present the unaudited historical combined balance sheet of the Performance Technologies Business as of December 31, 2025, in conformity with the unaudited historical consolidated balance sheet of Gentherm as of March 31, 2026 (in thousands).

Performance Technologies Business Presentation	Combined Presentation	Historical Performance Technologies Business	Reclassifications	Note	Performance Technologies Business (After Reclassification)
Assets
Cash and cash equivalents	Cash and cash equivalents	$52,962	$—		$52,962
Trade accounts receivables - net	Accounts receivable, net	178,961	35,228	(a)	214,189
Due from related party		3,074	(3,074)	(a)	—
Related party notes receivable		32,154	(32,154)	(a)	—
Inventories	Inventory, net	160,945	—		160,945
Other current assets	Other current assets	79,125	—		79,125
Property, plant and equipment - net	Property and equipment, net	165,821	—		165,821
	Operating lease right-of-use assets	—	14,967	(b)	14,967
Deferred income taxes	Deferred income tax assets	37,940	—		37,940

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Performance Technologies Business Presentation	Combined Presentation	Historical Performance Technologies Business	Reclassifications	Note	Performance Technologies Business (After Reclassification)
Noncurrent related party notes receivable		50,866	(50,866)	(b)	—
Other noncurrent assets	Other non-current assets	25,428	35,899	(b)	61,327
Liabilities
Short-term debt		1,202	(1,202)	(c)	—
Related party notes payable		95,008	(95,008)	(d)	—
Accounts payable	Accounts payable	137,109	2,595	(f)	139,704
Due to related party		2,595	(2,595)	(f)	—
Accrued compensation and employee benefits		23,974	(23,974)	(d)	—
	Current lease liabilities	—	7,457	(e)	7,457
Long-term debt - current portion	Current maturities of long-term debt	504	—		504
Other current liabilities	Other current liabilities	(14,080)	112,727	(c)(d)(e)	98,647
Long-term debt	Long-term debt, less current maturities	1,906	—		1,906
	Non-current lease liabilities	—	6,209	(g)	6,209
Pensions	Pension benefit obligation	7,041	—		7,041
Deferred income taxes		20	(20)	(g)	—
Other noncurrent liabilities	Other non-current liabilities	10,270	(6,189)	(g)	4,081
Shareholders’ Equity			—		—
	Common stock	45,297	—		45,297
	Paid-in capital	121,342	—		121,342
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(55,714)	—		(55,714)
Noncontrolling interest	Noncontrolling interest	8,035	—		8,035
Net parent investment	Accumulated earnings	402,767	—		402,767

Notes:

a.

The Performance Technologies Business’s historical presentation included Due from related party and Related party notes receivable for $3,074 and $32,154, respectively, which were reclassified to Accounts receivable, net to conform to Gentherm’s presentation.

b.

Gentherm separately reflects Operating lease right-of-use assets as a distinct line item in its consolidated balance sheets. Accordingly, $14,967 of Operating lease right-of-use assets that were included within Other non-current assets in the Performance Technologies Business’s historical presentation were reclassified to Operating lease right-of-use assets to conform to Gentherm’s presentation. The Performance Technologies Business’s historical presentation included Noncurrent related party notes receivable for $50,866 which was reclassified to Other non-current assets to conform to Gentherm’s presentation.

c.	The Performance Technologies Business’s historical presentation included Short-term debt of $1,202, which was reclassified to Other current liabilities to conform to Gentherm’s presentation.

d.

The Performance Technologies Business’s historical presentation included Accrued compensation and employee benefits and Related party notes payable of $23,974 and $95,008, respectively, which were reclassified to Other current liabilities to conform to Gentherm’s presentation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

e.

The Performance Technologies Business’s historical presentation included Current lease liabilities of $7,457 within Other current liabilities, which were reclassified to Current lease liabilities to conform to Gentherm’s presentation.

f.	The Performance Technologies Business’s historical presentation included Due to related party for $2,595 which was reclassified to Accounts payable to conform to Gentherm’s presentation.

g.

The Performance Technologies Business’s historical presentation included Non-current lease liabilities of $6,209 within Other non-current liabilities, which were reclassified to Non-current lease liabilities to conform to Gentherm’s presentation. The Performance Technologies Business’s historical presentation included Deferred income taxes for $20 which was reclassified to Other non-current liabilities to conform to Gentherm’s presentation.

Statements of Operations Reclassifications:

The table below summarizes the mapping of financial statement line items between the Performance Technologies Business and Gentherm and the reclassification adjustments made to present the unaudited historical combined statement of income of the Performance Technologies Business for the three months ended December 31, 2025 in conformity with the unaudited historical consolidated statement of operations of Gentherm for the three months ended March 31, 2026 (in thousands).

Performance Technologies Business Presentation	Combined Presentation	Historical Performance Technologies Business	Reclassifications	Note	Performance Technologies Business (After Reclassification)
Net sales	Product revenues	$265,986	$(3,097)	(h)	$262,889
Cost of sales	Cost of sales	217,949	(702)	(h)	217,247
	Net research and development expenses	—	2,925	(h)(i)	2,925
Selling, general, and administrative expense	Selling, general, and administrative expense	24,881	(5,320)	(i)	19,561
Restructuring expenses	Restructuring expenses, net	4,681	—		4,681
Related party interest expense	Interest expense, net	(814)	—		(814)
	Foreign currency loss		(18)	(j)	(18)
Other income - net	Other income	1,801	18	(j)	1,819
Provision for income taxes	Income tax expense	5,072	—		5,072
Net earnings attributable to noncontrolling interest	Net earnings attributable to noncontrolling interest	483	—		483

Notes:

h.

The Performance Technologies Business’s historical presentation included customer tooling reimbursements in Net sales, with related costs reflected in Cost of sales. Gentherm accounts for such tooling and development activities as Net research and development expenses. Accordingly, $3,097 of tooling revenue was reclassified out of Net sales and $702 of related costs were reclassified out of Cost of sales, with the net $2,395 reclassified to Net research and development expenses to conform to Gentherm’s presentation.

i.	The Performance Technologies Business’s historical presentation included certain engineering and development activities within Selling, general, and administrative expense. As Gentherm records these

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

costs within Net research and development expenses, $5,320 was reclassified from Selling, general, and administrative expense to Net research and development expenses to conform to Gentherm’s presentation.

j.

The Performance Technologies Business’s historical presentation included foreign currency transaction gains and losses within Other income - net. As Gentherm separately presents foreign currency transaction gains and losses in a distinct line item captioned Foreign currency loss, $18 was reclassified from Other income to Foreign currency loss to conform to Gentherm’s presentation.

The table below summarizes the mapping of financial statement line items between the Performance Technologies Business and Gentherm and the reclassification adjustments made to present the unaudited historical combined statement of income of the Performance Technologies Business for the year ended September 30, 2025, in conformity with the audited historical consolidated statement of operations of Gentherm for the year ended December 31, 2025 (in thousands).

Performance Technologies Business Presentation	Combined Presentation	Historical Performance Technologies Business	Reclassifications	Note	Performance Technologies Business (After Reclassification)
Net sales	Product revenues	$1,128,780	$(15,185)	(k)	$1,113,595
Cost of sales	Cost of sales	915,789	(12,074)	(k)	903,715
Selling, general, and administrative expense	Selling, general, and administrative expense	117,572	(22,576)	(l)	94,996
	Net research and development expenses	—	19,465	(k)(l)	19,465
Restructuring expenses	Restructuring expenses, net	19,863			19,863
Related party interest expense	Interest expense, net	(3,529)	—		(3,529)
	Foreign currency loss		(364)	(m)	(364)
Other income - net	Other (loss) income	95,613	364	(m)	95,977
Provision for income taxes	Income tax expense	20,053	—		20,053
Net earnings attributable to noncontrolling interest	Net earnings attributable to noncontrolling interest	1,643	—		1,643

Notes:

k.

The Performance Technologies Business’s historical presentation included customer tooling reimbursements in Net sales, with related costs reflected in Cost of sales. Gentherm accounts for such tooling and development activities as Net research and development expenses. Accordingly, $15,185 of tooling revenue was reclassified out of Net sales and $12,074 of related costs were reclassified out of Cost of sales, with the net $3,111 reclassified to Net research and development expenses to conform to Gentherm’s presentation.

l.

The Performance Technologies Business’s historical presentation included certain engineering and development activities within Selling, general, and administrative expense. As Gentherm records these costs within Net research and development expenses, $22,576 was reclassified from Selling, general, and administrative expense to Net research and development expenses to conform to Gentherm’s presentation.

m.

The Performance Technologies Business’s historical presentation included foreign currency transaction gains and losses within Other income – net. As Gentherm separately presents foreign currency transaction

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

gains and losses in a distinct line item captioned Foreign currency loss, $364 was reclassified from Other (loss) income to Foreign currency loss to conform to Gentherm’s presentation.

NOTE 4 – Pre-Merger Adjustments

The SpinCo Cash Distribution and related financing arrangements are required pre-Merger steps under the Separation Agreement and Merger Agreement to effect the Separation and Distribution. These capital structure adjustments are not discretionary, but contractual conditions precedent to consummation of the Transactions. The amount of the SpinCo Cash Distribution is equal to $210,000, subject to decrease if additional shares of Gentherm Common Stock will be issued to the former holders of SpinCo Common Stock.

Prior to the Distribution and the Merger, SpinCo and Gentherm expect that SpinCo will reduce commitments under the Commitment Letter by incurring the Transaction Financing in an aggregate principal amount of up to $250,000 on or prior to the date of the SpinCo Cash Distribution. The aggregate proceeds of the Permanent SpinCo Financing will be used to make the SpinCo Cash Distribution, subject to certain potential adjustments set forth in the Merger Agreement and the remaining proceeds will be used to fund potential working capital needs upon Closing.

The following adjustments are included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations to reflect the impact of these pre-Merger transactions.

Balance Sheet

The following summarizes the pre-Merger pro forma adjustments to give effect to those transactions that would occur immediately prior to the Merger, as if the Merger had been completed on March 31, 2026 for the purposes of the unaudited pro forma condensed combined balance sheet.

a. Represents adjustments related to the debt issuance and cash payment in connection with the Permanent SpinCo Financing and the SpinCo Cash Distribution. The adjustment reflects the following impact on the unaudited pro forma condensed combined balance sheet:

Cash and cash equivalents

As of March 31, 2026 (in thousands)
Proceeds from the issuance of the Transaction Financing	$250,000
SpinCo Cash Distribution	(210,000)
Debt issuance costs and financing fees related to the Transaction Financing	(5,300)

Pro forma adjustment to Cash and cash equivalents	$34,700

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Long-term debt, less current maturities

As of March 31, 2026 (in thousands)
Proceeds from the issuance of the Transaction Financing	$250,000
Debt issuance costs and financing fees related to the Transaction Financing	(5,300)

Total pro forma adjustment for debt	$244,700

Shareholders’ equity

Represents a pro forma adjustment to reduce Net parent investment to reflect the SpinCo Cash Distribution of $210,000.

b. Represents adjustments to eliminate related party transactions with Modine that will be repaid, settled, or otherwise eliminated prior to the Merger in accordance with the Separation Agreement and Merger Agreement. The adjustment reflects the settlement of such balances in cash or reduction of liabilities, as applicable, with the offset to Net parent investment, in the Unaudited Pro Forma Condensed Combined Balance Sheet. The adjustment reflects the following impact on the unaudited pro forma condensed combined balance sheet:

Cash and cash equivalents

As of March 31, 2026 (in thousands)
Elimination of Cash and cash equivalents	$(52,962)
Total pro forma adjustment to Cash and cash equivalents	$(52,962)

Accounts receivable, net

As of March 31, 2026 (in thousands)
Elimination of related party Accounts receivable	$(32,174)
Total pro forma adjustment to Accounts receivable	$(32,174)

Other current assets

As of March 31, 2026 (in thousands)
Elimination of related party Other current assets	$(62,855)
Total pro forma adjustment to Other current assets	$(62,855)

Accounts payable

As of March 31, 2026 (in thousands)
Elimination of related party Accounts payable	$21
Total pro forma adjustment to Accounts payable	$21

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Other current liabilities

As of March 31, 2026 (in thousands)
Elimination of related party Other current liabilities	$(95,008)
Total pro forma adjustment to Other current liabilities	$(95,008)

Shareholders’ equity

Represents a pro forma adjustment to reduce Net parent investment to reflect the elimination of related party transactions with Modine of $53,004.

Statements of Operations

The following summarizes the pre-Merger pro forma adjustments to give effect to those transactions that would occur immediately prior to the Merger, for the purposes of the unaudited pro forma condensed combined statements of operations for three months ended March 31, 2026 and for the year ended December 31, 2025.

c. Represents an adjustment of $3,356 for the three months ended March 31, 2026 and $13,425 for the year ended December 31, 2025 for incremental Interest expense related to the Transaction Financing.

The interest rate on the Transaction Financing reflects an assumed SOFR rate plus an assumed applicable margin. As of May 5, 2026, this rate was determined to be 3.62% plus an applicable margin of 1.75%. The applicable margin will be based on the credit rating of the Performance Technologies Business. A sensitivity analysis has been performed to consider the effect that a change of 0.125% to the interest rate would have on Interest expense. A 0.125% increase or decrease in interest rates would result in a change in Interest expense of approximately $78 for the three months ended March 31, 2026 and $312 for the year ended December 31, 2025.

d. Represents an adjustment of $705 for the three months ended March 31, 2026 and $2,819 for the year ended December 31, 2025 to reflect the estimated tax impacts of the pro forma adjustments in Income tax expense in the unaudited pro forma condensed combined statements of operations. The adjustments were determined by using a statutory tax rate of 21% for both the three months ended March 31, 2026 and the year ended December 31, 2025. The total effective tax rate of the combined company could be significantly different depending on the geographical mix of income and other factors following the completion of the Transactions. Because the tax rate used for the unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the Transactions and those differences may be material.

There is no adjustment related to the tax impact of undistributed earnings included in the unaudited pro forma condensed combined balance sheet as the final transaction structure and chain of ownership has not been determined. Therefore, an adjustment for the potential tax impact is not reasonable and supportable as of the date of this proxy statement/prospectus.

NOTE 5 – Preliminary Purchase Consideration

Pursuant to the Merger, absent adjustment of the Exchange Ratio as detailed in the Merger Agreement and described elsewhere in this proxy statement/prospectus, the Exchange Ratio is designed to result in the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis immediately following the Merger being owned approximately 40% by the former holders of SpinCo Common Stock immediately prior to the Merger (in their capacity as such) and approximately 60% by the Gentherm shareholders immediately prior to the Merger (in their capacity as such) without taking into account any overlapping shareholder ownership.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table represents the preliminary estimate of the purchase consideration to be paid in the Merger:

(in thousands, except share and per share data)
Estimated number of fully diluted shares of Gentherm Common Stock immediately prior to the Merger (a)	30,842,888
Estimated number of shares of Gentherm Common Stock to be issued to SpinCo stockholders as a result of the Merger (b)	21,040,189
Gentherm Common Stock price (c)	30.87

Estimated fair value of Gentherm Common Stock to be issued	$649,511

Estimated fair value of share-based compensation awards to be issued to SpinCo Transferred Employees related to pre-combination services (d)	$4,075

Estimated preliminary purchase consideration	$653,585

a. Estimated number of fully diluted shares of Gentherm Common Stock:

Number of shares of Gentherm Common Stock issued and outstanding	30,666,983
Number of shares of Gentherm Common Stock issuable upon conversion of Gentherm equity awards	175,905

30,842,888

b. The number of shares of Gentherm Common Stock to be issued in the Merger will be calculated such that, immediately following the Effective Time, former holders of SpinCo Common Stock immediately prior to the Merger (in their capacity as such) will own approximately 40% of the issued and outstanding shares of Gentherm Common Stock on a fully diluted basis, and holders of Gentherm Common Stock immediately prior to the Merger (in their capacity as such) outstanding immediately prior to the Effective Time will own approximately 60% of such shares, without taking into account any overlapping shareholder ownership.

c. Represents the closing price per share of Gentherm Common Stock as reported by Nasdaq on May 6, 2026. The actual value of Gentherm Common Stock to be issued in the Merger will depend on the market price of shares of Gentherm Common Stock on the Closing Date. Therefore, the actual purchase consideration will fluctuate until the Merger is consummated. The final purchase consideration may differ significantly from the consideration assumed for purposes of preparing the unaudited pro forma condensed combined financial information.

d. Estimated consideration for replacement of SpinCo’s outstanding equity awards. All outstanding Modine Option Awards (whether vested or unvested) held by a SpinCo Transferred Employee as of immediately prior to the Distribution Time, will be converted, as of the Effective Time, into Gentherm stock-based compensation awards as set forth in the Employee Matters Agreement. In addition, all Modine RSU Awards and Modine PS Awards held by a SpinCo Transferred Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Gentherm RSU Awards as set forth in the Employee Matters Agreement. A portion of the fair value of equity awards held by SpinCo Transferred Employees and replaced as a result of the Merger (the “Performance Technologies Business Awards”) represents consideration transferred because it relates to services rendered by such SpinCo Transferred Employees to Modine prior to the Merger. This amount is calculated based on the ratio of the pre-combination service period (from the grant date until assumed the Closing Date) to the longer of the original total service period or the modified service period, if any,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

multiplied by the fair value of the Modine Awards (the number of Modine Awards multiplied by the Modine Common Stock share price on the Closing Date). The compensation expense related to services provided post-Merger is discussed in item 6(p) below.

The table below depicts a sensitivity analysis of the estimated purchase consideration and Goodwill, assuming a 10% increase or decrease of the Gentherm Common Stock closing price used to determine the total estimated purchase consideration. This 10% is not indicative of Gentherm’s expectation for future stock price performance. For purposes of this calculation, the total number of shares of Gentherm Common Stock to be issued to holders of SpinCo Common Stock has been assumed to be the same as in the table above.

	Gentherm Common Stock Closing price per share	Estimated preliminary purchase consideration (in thousands)	Goodwill (in thousands)
As presented in the unaudited pro forma condensed combined financial information	$30.87	$653,585	$90,753
A 10% increase in Gentherm Common Stock price	$33.96	$718,537	$155,704
A 10% decrease in Gentherm Common Stock price	$27.78	$588,634	$25,802

Preliminary purchase price allocation

The table below summarizes the preliminary allocation of purchase price to the assets acquired and liabilities assumed, as if the Merger had been completed on March 31, 2026. The allocation has not been finalized. The final determination of these estimated fair values, the assets’ useful lives and the amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial information. The final determination will be completed as soon as practicable but no later than one year after the consummation of the Merger.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The preliminary purchase price allocation is presented below:

As of March 31, 2026 (in thousands)
Estimated preliminary purchase consideration	$653,585
Assets acquired:
Cash and cash equivalents	34,700
Accounts receivable, net	182,015
Inventory, net	188,000
Other current assets	16,270
Property and equipment, net	298,929
Other intangible assets, net	245,000
Operating lease right-of-use assets	28,890
Deferred income tax assets	37,940
Other non-current assets	61,327

Total preliminary fair value of assets acquired	1,093,071
Liabilities assumed:
Accounts payable, net	139,725
Current lease liabilities	9,016
Current maturities of long-term debt	187
Other current liabilities	3,639
Long-term debt, less current maturities (i)	251,471
Non-current lease liabilities	19,874
Pension benefit obligation	7,041
Other non-current liabilities	91,251

Total preliminary fair value of liabilities assumed	522,204
Noncontrolling interest of acquired net assets	8,035

Preliminary fair value of net assets acquired	562,832

Goodwill	$90,753

(i) Includes the assumption of $250,000 Long-term debt incurred by SpinCo to fund the SpinCo Cash Distribution prior to the completion of the Merger.

Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to Goodwill and could impact the operating results of the combined company following the Transactions due to differences in the allocation of the purchase consideration, and changes in the depreciation and amortization related to some of these assets and liabilities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 6 – Transaction Accounting Adjustments

Balance Sheet

The following summarizes the transaction accounting adjustments to give effect to the Transactions and the related incurrence of indebtedness as if the Merger had been completed on March 31, 2026 for the purposes of the unaudited pro forma condensed combined balance sheet.

a.

Represents an adjustment of $27,055 to Inventory, net to reflect the estimated step-up in fair value of the Performance Technologies Business’s inventory acquired, valued using a cost-based approach. The step-ups in fair value of Raw materials, Work in process, and Finished goods are $10,108, $12,035, and $4,912, respectively. The calculated value is preliminary and subject to change and could vary materially from the final purchase price allocation.

As of March 31, 2026 (in thousands)
Finished goods	$28,000
Work in process	47,000
Raw materials	113,000
Less: Historical Finished goods	(23,088)
Less: Historical Work in process	(34,965)
Less: Historical Raw materials	(102,892)

Pro forma adjustment to Inventory, net	$27,055

b.

Represents a combined adjustment of $133,108 to Property and equipment, net to reflect fair value step ups and Finance lease right-of-use asset remeasurement. An adjustment of $126,179 to Property and equipment, net reflects the estimated step-up in fair value of those Performance Technologies Business assets acquired. The Land, Building and Site Improvements; Personal Property; and Construction in Progress asset classes each have step-ups in fair value of $33,899, $89,785, and $2,495, respectively. Removal of historical Property and equipment, net is inclusive of balances of finance lease right-of-use assets of $3,991. An adjustment to increase Property and equipment, net to reflect Finance lease right-of-use assets of $6,929 was made for the remeasurement of the Performance Technologies Business’s leases based on Gentherm’s estimated incremental borrowing rate as of the date of the Transactions. The fair value estimate was determined based on the cost and market approaches. The calculated value is preliminary and subject to change and could vary materially from the final valuation.

As of March 31, 2026 (in thousands)
Land, Building and Site Improvements	$83,000
Personal Property	194,000
Construction in progress	15,000
Finance lease right-of-use asset	6,929
Less: Historical Land, Building and Site Improvements	(49,101)
Less: Historical Personal Property	(104,215)
Less: Historical Construction in progress	(12,505)

Pro forma adjustment to Property and equipment, net	$133,108

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

c.	Represents an adjustment of $245,000 to Other intangible assets, net to reflect the estimated fair value of intangible assets acquired consisting of the following:

As of March 31, 2026 (in thousands)
Trade Names	$32,000
Developed Technology	64,000
Customer Relationships	149,000
Less: Historical Other intangible assets, net	—

Pro forma adjustment to Other intangible assets, net	$245,000

The fair value estimates for identifiable intangible assets are preliminary and are based upon assumptions that market participants would use in pricing an asset. The fair values of the trade name portfolio, developed technology, and customer relationships are valued based on earning and royalty-based methodologies, which incorporate assumptions and methods suitable for estimating the future economic benefits of these assets. The calculated value is preliminary and subject to change and could vary materially from the final valuations.

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of Goodwill and Long-term income tax liabilities by $19,355 and $5,145, respectively, as of March 31, 2026.

d.	Represents an adjustment to Goodwill to reflect the resulting Goodwill that would have been recorded if the Merger occurred on March 31, 2026.

As of March 31, 2026 (in thousands)
Goodwill resulting from the Merger	$90,753
Less: Historical Goodwill of the Performance Technologies Business	—

Pro forma adjustment to Goodwill	$90,753

e.

Represents an adjustment to increase Operating lease right-of-use assets by $13,923 to reflect the remeasurement of the Performance Technologies Business’s leases based on Gentherm’s estimated incremental borrowing rate as of the date of the Transactions. Historical Operating lease right-of-use assets of $14,967 were removed and new Operating lease right-of-use assets of $28,890 were recognized as of the acquisition date based on updated lease measurements.

f.

Represents an adjustment to increase Current lease liabilities and Non-current lease liabilities of $1,559 and $13,665, respectively to reflect the remeasurement of the Performance Technologies Business’s leases based on Gentherm’s estimated incremental borrowing rate as of the date of the Transactions. Historical Current lease liabilities and Non-current lease liabilities of $7,457 and $6,209 were removed and Current lease liabilities and Non-current lease liabilities balances of $9,016 and $19,874 were recognized as of the acquisition date based on updated lease measurements.

g.

Represents an adjustment to decrease Current maturities of long-term debt of $317 to reflect the remeasurement of the Performance Technologies Business’s current portion of finance leases based on Gentherm’s estimated incremental borrowing rate as of the date of the Transactions. Historical Current maturities of long-term debt of $504 were removed and new balances of $187 were recognized as of the acquisition date based on updated lease measurements. In addition, historical Long-term debt, less current maturities of $1,877 was eliminated and a remeasured non-current balance of $6,742 was recognized as of the acquisition date, resulting in a net increase of $4,865.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

h.

Represents an adjustment to increase Other current liabilities of $14,000 to reflect the success-based advisory fees payable to third-party advisors in connection with the execution of the transaction. These costs do not represent amounts transferred to the seller in exchange for control of the acquired business and therefore are considered acquisition-related costs. These costs are expensed as incurred in the period the corresponding services are received.

i.

Represents an adjustment to Other non-current liabilities of $87,170 for the estimated tax impacts of the pro forma adjustments to Deferred income taxes as a result of purchase accounting, in the unaudited pro forma condensed combined balance sheet as of March 31, 2026 by using a blended statutory tax rate of 21%. The total effective tax rate of the combined company could be significantly different than the blended statutory tax rate applied depending on the geographical mix of income and other factors following the completion of the Transactions. Because the tax rate used for this unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the business combination and those differences may be material.

j.	Represents an adjustment to Total shareholders’ equity as of March 31, 2026 consisting of the following:

(in thousands)	Common stock	Paid-in capital	Accumulated earnings	Accumulated other comprehensive losses
Elimination of total historical equity of SpinCo	$(45,297)	$(121,341)	$(139,764)	$55,714
Issuance of shares of Gentherm Common Stock	—	649,511	—	—
Replacement of share-based compensation awards related to pre-combination services	—	4,074	—	—
Payment of transaction fees and expenses (1)	—	—	(14,000)	—

Pro forma adjustment to Total shareholders’ equity	$(45,297)	$532,244	$(153,764)	$55,714

(1)	Refer to item 6(h) for supporting details.

Statements of Operations

k.

Represents an adjustment to Cost of sales from the run-off of the estimated step-up in fair value of inventory acquired. As all inventory is expected to be sold within a year following the Merger, no adjustment is needed for the three months ended March 31, 2026, and $27,055 is reflected as an adjustment for the year ended December 31, 2025.

l.

Represents an adjustment to Selling, general and administrative expenses of $14,000 for the year ended December 31, 2025 resulting from estimated transaction-related costs that are not currently reflected in the historical consolidated financial information of Gentherm, which consist of professional, legal, and other acquisition-related fees.

m.

Represents an adjustment for the incremental depreciation expense of $3,855 for the three months ended March 31, 2026 and $17,157 for the year ended December 31, 2025 relating to the estimated step-up in fair value of Property and equipment, net. Depreciation expense is based on a straight-line methodology over the estimated useful lives noted below. Given that depreciation is reflected in

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

multiple captions based on the nature of the asset, the adjustment is applicable to the captions as noted below.

	Estimated Useful Life (in years)	Three months ended March 31, 2026 (in thousands)	Year ended December 31, 2025 (in thousands)
Depreciation expense – Land, Building and Site Improvements	5-15	$9,700	$38,800
Depreciation expense – Personal Property	10-40	1,940	7,760
Less: Historical Land, Building and Site Improvements		(830)	(3,419)
Less: Historical Personal Property		(6,955)	(25,984)

Total incremental depreciation expense:		$3,855	$17,157

Pro forma adjustment to Cost of sales		3,669	16,132
Pro forma adjustment to Selling, general and administrative expenses		186	1,025

n.

Represents an adjustment to Selling, general, and administrative expenses for $6,331 for the three months ended March 31, 2026 and $25,323 for the year ended December 31, 2025 for purchased intangibles amortization of relating to the estimated fair values of the Intangible assets recognized in the Transactions.

	Estimated Useful Life (in years)	Three months ended March 31, 2026 (in thousands)	Year ended December 31, 2025 (in thousands)
Amortization on Trade Names & Trademarks	25 – indefinite	$320	$1,280
Amortization on Patented and Unpatented Technology	7 – 10	2,286	9,143
Amortization of Customer Relationships	10 – 20	3,725	14,900
Less: Historical purchased intangibles amortization		—	—

Pro forma adjustment to purchased intangibles amortization		$6,331	$25,323

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amount of amortization expense by $633 for the three months ended March 31, 2026 and 2,532 for the year ended December 31, 2025.

o.

Represents adjustments to reflect the reversal of historical finance lease expense and the recognition of pro forma finance lease-related expense consisting of right-of-use asset amortization recorded within Cost of sales and interest expense on lease liabilities recorded within interest expense, net. Given that finance lease amortization and interest expense are reflected across multiple income statement captions

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

based on their nature, the total incremental finance lease expense has been allocated to Cost of sales and Interest expense, net, as detailed below.

	Three months ended March 31, 2026 (in thousands)	Year ended December 31, 2025 (in thousands)
Amortization of Finance Lease	$84	$332
Interest on Finance lease liabilities	114	463
Less: Historical amortization and interest expense related to Finance Leases	(84)	(326)

Total incremental Finance Lease expense:	114	469

Pro forma adjustment to Cost of sales	29	127
Pro forma adjustment to record Interest expense, net	$84	$342

p.

Represents an adjustment of $131 for the three months ended March 31, 2026 and an adjustment of $(2,934) for the year ended December 31, 2025 resulting from the recognition of replacement share-based awards attributable to post-combination services, net of historical share-based compensation that has been reversed. Pro forma share-based compensation expense has been calculated by using the acquisition-date fair value of the Gentherm replacement awards (the number of Performance Technologies Business Awards converted to Gentherm awards using the Exchange Ratio, multiplied by the Gentherm Common Stock share price on the Closing Date) less the amount attributed to pre-combination services disclosed in Note 5—Preliminary Purchase Consideration. The resulting pro forma adjustment is reflected entirely within Selling, general, and administrative expenses.

	Three months ended March 31, 2026 (in thousands)	Year ended December 31, 2025 (in thousands)
Pro forma share-based compensation expense	$419	$2,062
Less: Historical share-based compensation expense	(288)	(4,996)

Total increase (reduction) in share-based compensation expense	$131	$(2,934)

q.

Represents an adjustment for the elimination of a related party dividend included within the Performance Technology Business’s Other (loss) income of $100,000 in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025.

r.

Represents an adjustment for the estimated tax impacts of the pro forma adjustments in Income tax expense in the unaudited pro forma condensed combined statement of operations by using a blended statutory tax rate of 21% for both the three months ended March 31, 2026 and the year ended December 31, 2025. This results in an adjustment of $1,687 for the three months ended March 31, 2026 and $37,372 for the year ended December 31, 2025.

The total effective tax rate of the combined company could be significantly different depending on the geographical mix of income and other factors following the completion of the Transactions. Because the tax rate used for this pro forma financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the business combination and those differences may be material.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

There is no adjustment related to the tax impact of undistributed earnings included in the unaudited pro forma condensed combined statements of operations as the final transaction structure and chain of ownership has not been determined. Therefore, an adjustment for the potential tax impact is not reasonable and supportable as of the date of this proxy statement/prospectus.

NOTE 7 – Earnings per Share

As a result of the adjustments as described above, an adjustment to earnings per share (“EPS”) for the three months ended March 31, 2026 and for the year ended December 31, 2025 was made to present pro forma basic and diluted weighted average shares of the combined company using the historical weighted average shares of Gentherm Common Stock outstanding combined with the additional Gentherm equity awards issued in connection with the Merger and the issuance of shares to SpinCo stockholders. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share:

Pro Forma Basic Weighted-Average Shares	Three months ended March 31, 2026	Year ended December 31, 2025
	(in thousands, except share and per share data)	(in thousands, except share and per share data)
Pro forma Net income attributable to Gentherm Incorporated	$6,731	$9,924

Historical Weighted average shares outstanding - Basic	30,516,801	30,585,443
Issuance of shares to SpinCo Common Stock stockholders	21,040,189	21,040,189

Pro forma Weighted average shares outstanding - Basic	51,556,990	51,625,632

Pro forma basic EPS	0.13	0.19

Pro Forma Diluted Weighted-Average Shares	Three months ended March 31, 2026	Year ended December 31, 2025
	(in thousands, except share and per share data)	(in thousands, except share and per share data)
Pro forma Net income attributable to Gentherm Incorporated	$6,731	$9,924

Historical Weighted average shares outstanding - Diluted	30,757,201	30,932,894
Issuance of shares to SpinCo common stock stockholders	21,040,189	21,040,189
Dilutive impact of Gentherm’s stock awards to replace Performance Technologies Business Awards	120,769	120,769

Pro forma Weighted average shares outstanding - Diluted	51,918,159	52,093,852

Pro forma diluted EPS	0.13	0.19

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE DISTRIBUTION AND THE MERGER

The following discussion is a summary of the material U.S. federal income tax considerations applicable to Modine and Modine shareholders as a result of the Distribution and the Merger and to the Gentherm shareholders (prior to the Merger) as a result of any Gentherm Special Dividend. This summary is based on the Code, the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in an adverse manner. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of Modine Common Stock or Gentherm Common Stock, as applicable, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of shares of Modine Common Stock or Gentherm Common Stock, as applicable, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and that is not a U.S. Holder.

Except as discussed below with respect to the Gentherm Special Dividend, this summary is limited to Modine shareholders and Gentherm shareholders that are U.S. Holders and hold their shares of Modine Common Stock or Gentherm Common Stock, as applicable, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to a holder of Modine Common Stock or Gentherm Common Stock, as applicable, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address considerations relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	dealers or brokers in securities, commodities or currencies;

•	“controlled foreign corporations,” “foreign controlled foreign corporations,” or “passive foreign investment companies”;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	S corporations;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons who hold through individual retirement or other tax-deferred accounts;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	persons who acquired Modine Common Stock or Gentherm Common Stock, as applicable, pursuant to the exercise of stock options, the settlement of restricted stock units or otherwise as compensation;

•	persons who own, or are deemed to own, at least 5% or more of Modine Common Stock or Gentherm Common Stock, as applicable, by vote or value;

•

persons who hold Modine Common Stock or Gentherm Common Stock, as applicable, as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	U.S. Holders who have a functional currency other than the U.S. dollar;

•	persons who are subject to alternative minimum tax;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Modine Common Stock or Gentherm Common Stock, as applicable, being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities; or

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

Moreover, this discussion does not address any non-U.S., state or local tax considerations, the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement) or any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Modine Common Stock or Gentherm Common Stock, as applicable, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Modine Common Stock or Gentherm Common Stock, as applicable, and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations to them.

THE FOLLOWING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE DISTRIBUTION, THE MERGER AND ANY GENTHERM SPECIAL DIVIDEND, AS APPLICABLE, UNDER CURRENT LAW. THE FOLLOWING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR TAX CONSIDERATIONS THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH MODINE SHAREHOLDER AND GENTHERM SHAREHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS OF THE DISTRIBUTION, THE MERGER OR ANY GENTHERM SPECIAL DIVIDEND, AS APPLICABLE, TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSIDERATIONS DESCRIBED BELOW.

Material U.S. Federal Income Tax Considerations of the Contribution and the Distribution to U.S. Holders of Modine Common Stock

The completion of the Transactions, including the Distribution, is conditioned upon Modine’s receipt of the Modine Distribution Tax Opinion which will include an opinion to the effect that, for U.S. federal income tax

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

purposes, the Contribution, taken together with the Distribution, will qualify as a generally tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. The Modine Distribution Tax Opinion will be based on, among other things, certain representations and assumptions as to factual matters and certain covenants made by Gentherm, SpinCo and Modine. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law and cannot be relied upon if current law changes with retroactive effect. On the basis that, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a generally tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Modine Common Stock as a result of the Distribution;

•

the aggregate tax basis of the Modine Common Stock and the SpinCo Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Modine Common Stock held by the U.S. Holder immediately before the Distribution, allocated proportionately based on relative fair market values; and

•	the holding period of the SpinCo Common Stock received by each U.S. Holder will include the holding period of their Modine Common Stock.

U.S. Holders that have acquired different blocks of Modine Common Stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of SpinCo Common Stock distributed with respect to such blocks of Modine Common Stock.

The Modine Distribution Tax Opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the Modine Distribution Tax Opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax considerations of the Distribution could be materially less favorable than those described above.

In addition to the receipt of the Modine Distribution Tax Opinion, a condition to the consummation of the Distribution and the Merger is the receipt by Modine of the IRS Ruling addressing, among other things, the nature and extent of shareholders who may be counted as Overlap Shareholders, the counting methodologies employed, and the sources that can be referenced to for ascertaining such shareholders, for purposes of determining the Exchange Ratio in the Merger (for additional information on the contents of the IRS Ruling, see the section entitled “IRS Ruling”). If the IRS Ruling is not obtained, then this condition will not be satisfied, and unless this condition is waived by Modine, the Distribution and the Merger will not be consummated. In addition, Gibson Dunn would likely be unable to deliver the Modine Distribution Tax Opinion if the IRS Ruling is not obtained due to the uncertainties associated with ascertaining Overlap Shareholders in the absence of an IRS private letter ruling. There can be no assurance that the IRS Ruling will be received on a timely basis, and any delay or failure to obtain the IRS Ruling may prevent the Distribution, Merger and related transactions from being completed.

If the Distribution were determined not to qualify for tax-free treatment, the above considerations would not apply and each U.S. Holder of Modine Common Stock who receives SpinCo Common Stock in the Distribution generally would be treated as receiving a distribution in an amount equal to the fair market value of SpinCo Common Stock received, which generally would result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Modine’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes;

•	a reduction in the U.S. Holder’s basis (but not below zero) in its Modine Common Stock to the extent the amount received exceeds the U.S. Holder’s share of Modine’s earnings and profits; and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

a taxable gain from the exchange of Modine Common Stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Modine’s earnings and profits and the U.S. holder’s basis in its Modine Common Stock.

Information Reporting

Treasury Regulations require holders of Modine Common Stock that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Modine to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. Modine will provide U.S. Holders of Modine Common Stock with the information necessary to comply with this requirement upon request. U.S. Holders of Modine Common Stock are urged to consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

Material U.S. Federal Income Tax Considerations of the Contribution and the Distribution to Modine

The following is a summary of the material U.S. federal income tax considerations to Modine in connection with the Contribution and the Distribution. As discussed above, completion of the Transactions is conditioned upon Modine’s receipt of the Modine Distribution Tax Opinion to the effect that, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a generally tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. On the basis of the foregoing, no gain or loss will be recognized by Modine as a result of the Contribution and the Distribution (subject to certain exceptions not expected to be material). The Modine Distribution Tax Opinion with respect to the Contribution and the Distribution will be subject to the qualifications and limitations as are set forth above under “—Material U.S. Federal Income Tax Considerations of the Contribution and the Distribution to U.S. Holders of Modine Common Stock.”

If the Contribution and the Distribution were determined not to qualify for tax-free treatment, then Modine could recognize gain in respect of the Contribution and the Distribution which could result in material tax liability.

Even if the Contribution and the Distribution otherwise qualify generally as tax-free transactions as described above, the Distribution would be taxable to Modine (but not to Modine shareholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Modine or SpinCo, directly or indirectly (including through acquisitions of the combined company’s stock after the completion of the Merger), as part of a plan or series of related transactions that includes the Distribution. Current law generally creates a presumption that any direct or indirect acquisition of stock of Modine or SpinCo within two years before or after the Distribution is part of a plan that includes the Distribution, although the parties may be able to rebut that presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. The Merger will be treated as part of such a plan for these purposes. Accordingly, if the Merger results in one or more persons acquiring a 50% or greater interest in the stock of SpinCo, Section 355(e) of the Code could apply, which could result in a material tax liability. Modine intends to request the IRS Ruling regarding the proper time, manner and methodology for measuring Overlap Shareholders. The IRS Ruling, if received, is expected to confirm that the net increase in an Overlap Shareholder’s ownership of SpinCo as a result of the Merger by virtue of being a shareholder in Gentherm is offset by its net decrease in such ownership percentage by reason of being a SpinCo shareholder immediately prior to the Merger. Assuming the IRS Ruling is received prior to the closing date of the Merger, the Merger Agreement provides that the number of shares of Gentherm Common Stock that may be issued in the Merger is subject to increase at closing such that the former stockholders of SpinCo (taking into account the Overlap Shareholders) own, for tax purposes, at least the Threshold Percentage of the outstanding shares of Gentherm Common Stock immediately following the Merger. Thus, the Merger standing alone will not

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

cause Section 355(e) of the Code to apply to the Distribution because holders of SpinCo Common Stock immediately before the Merger will hold more than 50% of the stock of the combined company (by vote and value) immediately after the Merger. If the IRS Ruling is received, this conclusion will depend, in large part, on the terms and conditions of the IRS Ruling. Although the IRS Ruling, if received, will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Moreover, the IRS Ruling, if received, will only describe the time, manner and methodology for measuring Overlap Shareholders and may be subject to varying interpretations. The actual determination and calculation of Overlap Shareholders will be made by Modine, Gentherm and their respective advisors based on the IRS Ruling, but no assurance can be given that the IRS will agree with these determinations or calculations. Additionally, if the IRS were to determine that other direct or indirect acquisitions of stock of Modine or SpinCo, either before or after the Distribution, were part of a plan that includes the Distribution, such determination could cause Section 355(e) of the Code to apply, which could result in a material tax liability.

In certain circumstances, under the Tax Matters Agreement, Gentherm and SpinCo will be required to indemnify Modine against all or a portion of any taxes that arise as a result of certain disqualifying actions by Gentherm or SpinCo (including any of Gentherm or SpinCo’s representations being untrue or their covenants being breached or if they or their stockholders were to engage in transactions that resulted in the application of Section 355(e) of the Code to the Transactions as described above), issues with the computation or availability of Overlap Shareholders that result in the application of Code Section 355(e), or the occurrence of certain events relating to SpinCo or Gentherm. If Modine were to recognize gain in respect of the Transactions for reasons not related to a disqualifying action by Gentherm or SpinCo (or Gentherm’s shareholders) or to issues with the computation or availability of Overlap Shareholders, Modine would not generally be entitled to be indemnified under the Tax Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” for a summary of the Tax Matters Agreement.

Material U.S. Federal Income Tax Considerations of the Merger

Immediately following the receipt by a U.S. Holder of Modine Common Stock of shares of SpinCo Common Stock in the Distribution, the shares of SpinCo Common Stock so received will be exchanged for Gentherm Common Stock pursuant to the Merger. The consummation of the Merger is conditioned upon the receipt by Modine of the Modine Merger Tax Opinion and the receipt by Gentherm of the Gentherm Merger Tax Opinion, in each case, to the effect that the Merger will be treated as a reorganization under Section 368(a) of the Code.

Assuming the Merger is so treated for U.S. federal income tax purposes:

•	a U.S. Holder of SpinCo Common Stock will not recognize any gain or loss solely as a result of the exchange of shares of SpinCo Common Stock for Gentherm Common Stock;

•

a U.S. Holder’s aggregate tax basis of Gentherm Common Stock received in the Merger will be the same as the aggregate tax basis of the SpinCo Common Stock for which it is exchanged, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Merger;

•	a U.S. Holder’s holding period of Gentherm Common Stock received in exchange for shares of SpinCo Common Stock will include the holding period of the SpinCo Common Stock for which it is exchanged; and

•

a U.S. Holder who receives cash in lieu of a fractional share of Gentherm Common Stock in the Merger will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of SpinCo Common Stock exceeds one year. The deductibility of capital losses is subject to limitations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

If a U.S. Holder holds blocks of SpinCo Common Stock with different bases and holding periods (as discussed above under “-Material U.S. Federal Income Tax Considerations of the Contribution and the Distribution to U.S. Holders of Modine Common Stock”), the Gentherm Common Stock such U.S. Holder receives in the Merger will be allocated pro rata to each such block of SpinCo Common Stock, and the basis and holding period of each block of Gentherm Common Stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of SpinCo common stock exchanged for such block of Gentherm Common Stock. U.S. Holders that have acquired different blocks of SpinCo Common Stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of Gentherm Common Stock distributed with respect to such blocks of SpinCo Common Stock.

Opinions of counsel regarding the tax considerations of the Merger are based on and subject to the accuracy of, among other things, certain factual assumptions, representations and undertakings from Modine, SpinCo and Gentherm, including those regarding the past and future conduct of the companies’ respective businesses and other matters. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or the courts, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court will not sustain such a challenge. Modine, SpinCo, and Gentherm have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax considerations of the Merger. Additionally, the conditions in the Merger Agreement related to the receipt by Modine and Gentherm of such tax opinions, may be waived by Modine and Gentherm in writing. For more information about conditions to the consummation of the Merger, see “The Transaction Agreements—The Merger Agreement—Conditions to the Merger.”

If the IRS were to successfully challenge the treatment of the Merger described above, the tax considerations could differ, perhaps substantially, from those described herein.

The preceding discussion is a summary of the material U.S. federal income tax considerations of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax considerations resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Information Reporting and Backup Withholding

Treasury Regulations require certain significant SpinCo stockholders to attach to their U.S. federal income tax return for the year in which the Merger occurs a detailed statement setting forth certain information relating to the tax-free nature of the Merger. In addition, payments of cash in lieu of fractional shares of Gentherm Common Stock in the Merger may be subject to information reporting and backup withholding, and backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Material U.S. Federal Income Tax Considerations of the Gentherm Special Dividend

As discussed herein, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement provides that the Exchange Ratio will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

shares of Gentherm Common Stock. If additional shares of Gentherm Common Stock are required to be issued as a result of the Exchange Ratio adjustment, the Merger Agreement provides that, prior to the Closing, Gentherm, subject to applicable law, will declare the Gentherm Special Dividend. Each holder of Gentherm Common Stock who receives the Gentherm Special Dividend would be treated as receiving a taxable distribution equal to the amount of cash received by the holder. Specifically, the amount will be treated first as a taxable dividend to the extent of the holder’s pro rata share of Gentherm’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the Gentherm Common Stock, and finally as capital gain from the sale or exchange of Gentherm Common Stock with respect to any remaining value.

With respect to U.S. Holders of Gentherm Common Stock, such capital gain will be long-term capital gain if the U.S. Holder’s holding period for its Gentherm Common Stock exceeds one year at the Effective Time. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals).

Additionally, if and to the extent the Gentherm Special Dividend is treated as a taxable dividend, the Gentherm Special Dividend may be considered an “extraordinary dividend” under certain U.S. federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the U.S. Holder. Treatment of the Gentherm Special Dividend as an extraordinary dividend may affect a U.S. Holder’s tax basis in its shares of Gentherm Common Stock or result in gain being recognized with respect to such stock, and, with respect to corporate U.S. Holders, may affect the availability of the dividends-received deduction. Each U.S. Holder is therefore strongly urged to consult with its own tax advisor regarding the specific tax treatment of the Gentherm Special Dividend, including with respect to the extraordinary dividend rules.

With respect to any Non-U.S. Holder, except as described below, the portion treated as a dividend is subject to withholding of U.S. federal income tax at a 30% rate of the gross amount unless the Non-U.S. Holder is eligible for an exemption from, or a reduced rate of, such withholding tax under an applicable income tax treaty and the Non-U.S. Holder provides proper certification of its eligibility for such exemption or reduced rate. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under an income tax treaty, the holder may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If the dividend to a Non-U.S. Holder is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (or, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base of such Non-U.S. Holder in the United States), then such dividend will not be subject to U.S. withholding tax, as described above, if the Non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, such dividend will be subject to U.S. federal income tax on a net income basis, at the U.S. federal income tax rates applicable to U.S. persons. Dividends received by a Non-U.S. Holder that is a corporation and that are effectively connected with its conduct of trade or business within the United States may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Any portion of the Gentherm Special Dividend that is treated as capital gain from the sale or exchange of Gentherm Common Stock by a Non-U.S. Holder will not be subject to any U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or a fixed base of such Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Gentherm is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such Non-U.S. Holder’s holding period of such Gentherm Common Stock and such Non-U.S. Holder owns (directly, indirectly or constructively) more than 5% of Gentherm Common Stock during the applicable period.

Gain described in the first bullet above generally will be subject to U.S. federal income tax on a net income basis at the graduated rates generally applicable to U.S. persons. A Non-U.S. Holder described in the first bullet above that is a corporation for U.S. federal income tax purposes also may be subject to the branch profits tax described above. A Non-U.S. Holder described in the second bullet above generally will be subject to U.S. federal income tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder recognized in the same taxable year. With respect to the third bullet point above, Gentherm believes it is not, and does not expect to become, a “United States real property holding corporation” for U.S. federal income tax purposes. However, no assurance can be provided in this regard.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of Gentherm Common Stock and the proceeds from the sale, exchange or other disposition of Gentherm Common Stock that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient.

The amount of distributions in respect of Gentherm Common Stock and the proceeds from the sale, exchange or other disposition of Gentherm Common Stock that are paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). A Non-U.S. Holder generally will be required to provide proper certification to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to distributions in respect of, or the proceeds from the sale, exchange or other disposition of, Gentherm Common Stock.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. A Holder of Gentherm Common Stock should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Ancillary Agreements

Gentherm, Modine or SpinCo or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain ancillary agreements relating to the Transactions and various interim and ongoing relationships between Gentherm, Modine and SpinCo. See the section entitled “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Policies and Procedures for Related Person Transactions

The Gentherm Board has adopted a written Related Person Transactions Policy (“RPT policy”), which covers related person transactions between a related person or persons and Gentherm. For purposes of the RPT policy, a related person transaction is a transaction or series of transactions in which Gentherm or a subsidiary thereof is, was or will be a participant, in which the amount involved exceeds $120,000 and in which any related person (as defined in the RPT policy) had, has or will have a direct or indirect material interest as well as any material amendment or modification to an existing related person transaction regardless of whether such transaction was previously approved in accordance with the RPT policy. A related person transaction does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from such employment relationship or transaction that has been disclosed pursuant to Item 402 of Regulation S-K.

The RPT policy requires that notice of a proposed related person transaction be provided to Gentherm’s General Counsel prior to entry into such transaction. If Gentherm’s General Counsel has a potential interest in any related person transaction, that related person transaction must be submitted directly to Gentherm’s Audit Committee. If Gentherm’s General Counsel determines that such transaction is a related person transaction, the proposed transaction will be submitted for consideration (a) to Gentherm’s Audit Committee at its next meeting, (b) if Gentherm’s General Counsel, in consultation with Gentherm’s Chief Executive Officer or Chief Financial Officer, determines that it is not practicable or desirable to wait until the next Gentherm Audit Committee meeting, to the Chair of Gentherm’s Audit Committee.

Gentherm’s Audit Committee or the Chair of Gentherm’s Audit Committee, as applicable, may approve only those related person transactions that are in, or not inconsistent with, Gentherm’s best interests and the best interests of its shareholders. Any member of Gentherm’s Audit Committee who has a potential interest in any related person transaction must recuse themselves and abstain from voting on the approval of the transaction. In the event that Gentherm becomes aware of a related person transaction that has not been previously reviewed, approved or ratified under the RPT policy and that is ongoing or is completed (including any transaction that was not considered a related person transaction at the time it was entered into, but subsequently is), the transaction will be submitted to Gentherm’s Audit Committee or the Chair of Gentherm’s Audit Committee, as applicable, so that it may determine whether to continue, modify or terminate the related person transaction. There were no related person transactions required to be reported for 2023, 2024 or 2025.

CERTAIN BENEFICIAL OWNERS OF GENTHERM COMMON STOCK

The table below sets forth certain information regarding beneficial ownership of Gentherm Common Stock as of May 8, 2026 unless otherwise indicated, by (i) each person or entity who is known to Gentherm to beneficially own five percent or more of Gentherm Common Stock, (ii) each of Gentherm’s directors and named executive officers and (iii) all of Gentherm’s current directors and executive officers as a group.

Gentherm has determined beneficial ownership in accordance with the rules of the SEC and includes sole or shared voting or investment power with respect to shares of Gentherm Common Stock. Unless otherwise indicated, to Gentherm’s knowledge, the persons and entities named in the table below have sole voting and sole

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

investment power with respect to the shares indicated as beneficially owned. Gentherm has deemed shares of Gentherm Common Stock subject to RSUs that would vest upon the satisfaction of time-based vesting conditions within 60 days of May 8, 2026 to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of providing the number of shares beneficially owned by the persons named in the table below, any fractional shares held by such person have been rounded up to the nearest whole share. As of May 8, 2026, there were 30,670,035 shares of Gentherm Common Stock outstanding.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Gentherm Incorporated, 28875 Cabot Drive, Novi, Michigan 48377.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Outstanding Shares Beneficially Owned
5% Shareholders
BlackRock, Inc.	4,631,996	(2)	15.1%
Vanguard Portfolio Management	1,829,216	(3)	6.0%
Directors and Named Executive Officers
Sophie Desormière	38,011		*
David Heinzmann	17,073		*
Ronald Hundzinski	35,971		*
Laura Kowalchik	9,103		*
Charles Kummeth	21,645		*
Betsy Meter	15,372		*
William Presley	178,314		*
John Stacey	22,820		*
Kenneth Washington	10,965		*
Jonathan Douyard	69,639		*
Thomas Stocker	28,085		*
Jaymi Wilson	42,726		*
Vishnu Sundaram	28,473		*
Executive officers and directors as a group (13 persons)	401,603		1.3%

*	Less than one percent.
(1)

Amounts include the following number of unvested shares of restricted stock as of May 8, 2026: Ms. Desormière, Mr. Heinzmann, Mr. Hundzinski, Ms. Kowalchik, Mr. Kummeth, Ms. Meter, Mr. Stacey and Dr. Washington: 5,075 shares each; and all executive officers and directors as a group, 40,600 shares.

(2)

Based on Schedule 13G/A filed with the SEC on April 30, 2025. BlackRock, Inc. has sole power to vote 4,593,853 shares and sole power to dispose 4,631,996 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(3)

Based on Schedule 13G/A filed with the SEC on April 29, 2026. Vanguard Portfolio Management has sole power to vote 25,210 shares and sole power to dispose 1,829,216 shares. The address of Vanguard Portfolio Management is 100 Vanguard Boulevard, Malvern, PA 19355.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

APPRAISAL RIGHTS

Gentherm’s shareholders will not be entitled to exercise appraisal or dissenters’ rights under the MBCA in connection with the Separation, the Distribution or the Merger.

LEGAL MATTERS

The validity of the issuance of Gentherm Common Stock pursuant to the Merger Agreement is being passed upon for Gentherm by Latham & Watkins LLP. Gibson, Dunn & Crutcher LLP will provide legal opinions to Modine regarding certain U.S. federal income tax matters relating to the Transactions. Latham & Watkins LLP will provide a legal opinion to Gentherm regarding certain U.S. federal income tax matters relating to the Merger.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Gentherm Incorporated in this proxy statement/prospectus by reference to Gentherm Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical combined financial statements of the Performance Technologies Business at March 31, 2025 and 2024, included in this proxy statement/prospectus of Gentherm Incorporated, which is referred to and made part of the Gentherm Registration Statement, have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

Shareholder Proposals for Inclusion in the Proxy Statement for Gentherm’s 2027 Annual Meeting

If a shareholder wishes to have a proposal formally considered at Gentherm’s 2027 annual meeting of shareholders (the “2027 Annual Meeting”) and included in Gentherm’s proxy statement for that meeting, the proposal must be in writing and received by the Secretary of Gentherm at Gentherm’s principal executive offices at 28875 Cabot Drive, Novi, Michigan 48377 by no later than December 2, 2026, and the proposal must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act.

Other Proposals or Director Nominations for Presentation at the 2027 Annual Meeting

Following the Merger, the Gentherm Board will consist of between eleven members (as mutually agreed between Gentherm and Modine prior to Closing), including nine directors who will be members of the Gentherm Board then in-office immediately prior to the Merger, and two directors selected by Modine after good faith consultation with Gentherm. If a shareholder wishes to present other business or nominate a director candidate at the 2027 Annual Meeting, then notice must be received by the Secretary of Gentherm at Gentherm’s principal executive offices no earlier than January 14, 2027 and no later than February 12, 2027 (subject to adjustment as described in the Gentherm Bylaws). Any such notice must include the information specified in the Gentherm Bylaws.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In addition to satisfying the requirements of the Gentherm Bylaws, including the notice deadlines set forth above and therein, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Gentherm’s nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PROPOSALS TO BE ACTED UPON AT THE SPECIAL MEETING

PROPOSAL 1-SHARE ISSUANCE PROPOSAL

Overview

Gentherm is asking its shareholders to consider and vote upon a proposal to approve the issuance of shares of Gentherm Common Stock pursuant to the Merger Agreement. Completion of the Merger is conditioned on the approval by Gentherm shareholders of the Share Issuance Proposal.

Required Vote and Recommendation of the Gentherm Board of Directors

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting, is required to approve the Share Issuance Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining whether a quorum is present but will not be treated as votes cast with respect to the proposal and therefore will not have an effect on the determination of whether the Share Issuance Proposal has been approved. If you own shares through a bank, broker, or other holder of record, then you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE GENTHERM BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” THE SHARE ISSUANCE PROPOSAL

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PROPOSAL 2-CHARTER AMENDMENT PROPOSAL

Overview

Gentherm is asking its shareholders to consider and vote upon a proposal to approve an amendment to the Gentherm Charter to effect an increase of    to the number of authorized shares of Gentherm Common Stock pursuant to the Merger Agreement. Completion of the Merger is conditioned on the approval by Gentherm shareholders of the Charter Amendment Proposal. This summary is qualified in its entirety by reference to the full text of the proposed Charter Amendment, substantially in the form included as Annex D to this proxy statement/prospectus.

Required Vote and Recommendation of the Gentherm Board of Directors

Where a quorum is present, the affirmative vote of a majority of the outstanding shares entitled to vote on the Charter Amendment Proposal is required to approve the Charter Amendment Proposal. Abstentions and broker non-votes, if applicable, will be counted as present for the purpose of determining whether a quorum is present and will have the same effect as votes against the Charter Amendment Proposal. If you own shares through a bank, broker, or other holder of record, then you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE GENTHERM BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” THE CHARTER AMENDMENT PROPOSAL

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PROPOSAL 3-ADJOURNMENT PROPOSAL

Overview

Gentherm is asking its shareholders to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal or the Charter Amendment Proposal, (b) if there are insufficient shares of Gentherm Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Gentherm has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Gentherm shareholders prior to the Special Meeting.

Required Vote and Recommendation of the Gentherm Board of Directors

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting, is required to approve the Adjournment Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining whether a quorum is present but will not be treated as votes cast with respect to the proposal and therefore will not have an effect on the determination of whether the Adjournment Proposal has been approved. If you own shares through a bank, broker, or other holder of record, then you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE GENTHERM BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” THE ADJOURNMENT PROPOSAL

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Gentherm files annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public on the SEC’s website at www.sec.gov.

In addition, copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.”

SpinCo is filing with the SEC a registration statement on Form 10 under the Exchange Act with respect to the shares of SpinCo Common Stock to be delivered in the Distribution pursuant to the Separation Agreement.

Information contained on Gentherm’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on either website as part of this proxy statement/prospectus.

The SEC permits Gentherm to “incorporate by reference” information into this proxy statement/prospectus. This means that Gentherm can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of the information that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC, other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules. These documents contain important information about Gentherm and its financial condition.

Gentherm:

•	Gentherm’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 19, 2026;

•	Gentherm’s Quarterly Report on Form 10-Q filed with the SEC on April 23, 2026;

•

the information specifically incorporated by reference into Gentherm’s Annual Report on Form 10-K for the year ended December 31, 2025 from Gentherm’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2026;

•	Gentherm’s Current Reports on Form 8-K or 8-K/A filed with the SEC on January 29, 2026, February 27, 2026, March 17, 2026, March 25, 2026, and April 23, 2026; and

•

the description of Gentherm Common Stock under the caption “Description of Securities” on pages 37 through 38 of the Prospectus included in Gentherm’s registration statement on Form SB-2 (File No. 33-61702-LA) effective June 10, 1993, as filed with the SEC pursuant to the Securities Act and incorporated by reference into Gentherm’s initial registration statement on Form 8-A filed with the SEC pursuant to the Exchange Act by the description of the Gentherm Common Stock contained in Exhibit 4 to Gentherm’s Annual Report on Form 10-K for the year ended December 31, 2019, and as further amended by any subsequent amendment or report filed for the purpose of updating such description.

In addition, Gentherm also incorporates by reference additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date on which the Transactions have been completed. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Notwithstanding the foregoing, Gentherm will not incorporate by reference in this proxy statement/prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 or otherwise of Gentherm’s Current Reports on Form 8-K (“Current Reports”) after the date of this proxy statement/prospectus unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Documents incorporated by reference are available from Gentherm, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus from the SEC’s website or from Gentherm’s website as described above or by requesting them in writing or by telephone from Gentherm at the following address and telephone number:

Gentherm Incorporated

28875 Cabot Drive

Novi, Michigan 48377

Attention: Investor Relations

Telephone: (248) 348-9735

To obtain timely delivery of these documents, you must request them by    , 2026 to receive them before the Special Meeting.

Gentherm has not authorized anyone to give any information or make any representation about the Transactions or the Special Meeting that is different from, or in addition to, what is contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus will, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in Gentherm’s, Modine’s or the Performance Technologies Business’s affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

When the transaction referred to in Note 21 of the combined financial statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

Opinion on Combined Financial Statements

We have audited the accompanying combined balance sheets of the Performance Technologies Business of Modine Manufacturing Company (the Company) as of March 31, 2025 and 2024, the related combined statements of operations, comprehensive income, equity, and cash flows for the years then ended, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over net sales

As discussed in Notes 2 and 4 to the Company’s combined financial statements, the Company recognizes sales based upon consideration specified in a contract and as it satisfies performance obligations by transferring control over its products to its customers. The Company operates in many countries across four continents, with significant operations across the United States, Hungary, China, Brazil, Netherlands and Italy. The Company recorded $1,163.5 million of net sales for the year ended March 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

We identified the evaluation of the sufficiency of audit evidence over net sales as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence over net sales because of the geographical dispersion of the Company’s sales-generating activities. This included determining the locations for which procedures were performed and evaluating the evidence obtained over net sales.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net sales, including the determination of the locations for which those procedures were to be performed. For a sample of sales transactions, we compared the amounts recognized by the Company to relevant underlying documentation, such as contracts with customers and cash receipts, or other third-party evidence. At one location, we also performed a software-assisted data analysis to test relationships among certain sales transactions. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

We have served as the Company’s auditor since 2022.

Milwaukee, Wisconsin

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE PERFORMANCE TECHNOLOGIES BUSINESS OF MODINE MANUFACTURING COMPANY

COMBINED STATEMENTS OF OPERATIONS

For the years ended March 31, 2025 and 2024

(In millions)

	2025	2024
Net sales	$1,163.5	$1,321.3
Cost of sales	932.7	1,091.6

Gross profit	230.8	229.7
Selling, general and administrative expenses	133.0	133.1
Restructuring expenses	20.5	12.0
Gain on sale of assets	—	(4.0)

Operating income	77.3	88.6
Related party interest expense	(5.4)	(7.4)
Related party dividend income	100.0	—
Other income – net	2.3	0.8

Earnings before income taxes	174.2	82.0
Provision for income taxes	(27.7)	(16.4)

Net earnings	146.5	65.6
Net earnings attributable to noncontrolling interest	(1.5)	(1.9)

Net earnings attributable to the Company	$145.0	$63.7

The notes to combined financial statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE PERFORMANCE TECHNOLOGIES BUSINESS OF MODINE MANUFACTURING COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31, 2025 and 2024

(In millions)

	2025	2024
Net earnings	$146.5	$65.6
Other comprehensive income (loss):
Foreign currency translation	(8.3)	(2.6)
Defined benefit plans, net of income taxes of $0, and ($0.2) million	0.9	(1.0)

Total other comprehensive income (loss)	(7.4)	(3.6)

Comprehensive income	139.1	62.0
Comprehensive income attributable to noncontrolling interest	(1.2)	(1.6)

Comprehensive income attributable to the Company	$137.9	$60.4

The notes to combined financial statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE PERFORMANCE TECHNOLOGIES BUSINESS OF MODINE MANUFACTURING COMPANY

COMBINED BALANCE SHEETS

March 31, 2025 and 2024

(In millions)

	2025	2024
ASSETS
Cash and cash equivalents	$34.1	$38.6
Trade accounts receivable – net	226.1	218.2
Due from related party	3.1	6.2
Related party notes receivable	32.2	16.1
Inventories	145.1	149.8
Other current assets	28.2	26.2

Total current assets	468.8	455.1

Property, plant and equipment – net	183.9	186.8
Deferred income taxes	34.3	36.8
Noncurrent related party notes receivable	50.9	27.5
Other noncurrent assets	25.5	26.4

Total assets	$763.4	$732.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt	$8.6	$10.0
Related party notes payable	95.0	147.8
Accounts payable	130.9	149.1
Due to related party	2.6	1.6
Accrued compensation and employee benefits	34.7	51.1
Other current liabilities	21.2	23.2

Total current liabilities	293.0	382.8

Pensions	6.7	7.5
Other noncurrent liabilities	23.6	22.2

Total liabilities	323.3	412.5

Commitments and contingencies (see Note 18)
Equity:
Accumulated other comprehensive loss	(90.0)	(82.9)
Noncontrolling interest	8.0	7.9
Net parent investment	522.1	395.1

Total equity	440.1	320.1

Total liabilities and equity	$763.4	$732.6

The notes to combined financial statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE PERFORMANCE TECHNOLOGIES BUSINESS OF MODINE MANUFACTURING COMPANY

COMBINED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2025 and 2024

(In millions)

	2025	2024
Cash flows from operating activities:
Net earnings	$146.5	65.6
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	28.2	28.1
Stock-based compensation expense	7.3	2.3
Deferred income taxes	2.3	(11.0)
Gain on sale of assets	—	(4.0)
Other – net	1.3	1.5
Changes in operating assets and liabilities:
Trade accounts receivable	(11.1)	(13.3)
Due from related party	3.1	2.1
Inventories	2.9	5.1
Accounts payable	(13.6)	(32.1)
Due to related party	1.0	(0.2)
Accrued compensation and employee benefits	(16.0)	14.7
Other assets	5.3	10.8
Other liabilities	(8.2)	(5.5)

Net cash provided by operating activities	149.0	64.1

Cash flows from investing activities:
Expenditures for property, plant and equipment	(29.4)	(35.0)
Proceeds from (payments for) disposition of assets	0.4	(1.9)
Net (increase) decrease in related party notes receivable from cash pooling activities	(16.1)	4.4
Issuances of related party notes receivable	(48.8)	(21.5)
Collections of related party notes receivable	25.4	—

Net cash used for investing activities	(68.5)	(54.0)

Cash flows from financing activities:
(Repayments) borrowings on bank overdraft facilities – net	(1.4)	7.1
Dividends paid to noncontrolling interest	(1.1)	(0.5)
Net transfers to parent	(25.3)	(3.4)
Net increase (decrease) in related party notes payable from cash pooling activities	(52.8)	32.1
Proceeds from related party borrowings	—	1.5
Payments on related party borrowings	—	(55.4)
Principal payments under finance lease obligations	(0.5)	(0.5)

Net cash used for financing activities	(81.1)	(19.1)

Effect of exchange rate changes on cash	(3.8)	1.1

Net decrease in cash, cash equivalents and restricted cash	(4.4)	(7.9)
Cash, cash equivalents and restricted cash – beginning of period	38.7	46.6

Cash, cash equivalents and restricted cash – end of period	$34.3	38.7

The notes to combined financial statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

THE PERFORMANCE TECHNOLOGIES BUSINESS OF MODINE MANUFACTURING COMPANY

COMBINED STATEMENTS OF EQUITY

For the years ended March 31, 2025 and 2024

(In millions)

	Net parent investment	Accumulated other comprehensive loss	Noncontrolling interest	Total
Balance, March 31, 2023	$332.5	$(79.6)	$6.8	$259.7

Net earnings	63.7	—	1.9	65.6
Other comprehensive loss	—	(3.3)	(0.3)	(3.6)
Dividend paid to noncontrolling interest	—	—	(0.5)	(0.5)
Net transfers to parent	(1.1)	—	—	(1.1)

Balance, March 31, 2024	395.1	(82.9)	7.9	320.1

Net earnings	145.0	—	1.5	146.5
Other comprehensive loss	—	(7.1)	(0.3)	(7.4)
Dividend paid to noncontrolling interest	—	—	(1.1)	(1.1)
Net transfers to parent	(18.0)	—	—	(18.0)

Balance, March 31, 2025	$522.1	$(90.0)	$8.0	$440.1

The notes to combined financial statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 1 – Organization and Basis of Presentation

Organization

On January 29, 2026, Modine (“Modine” or “Parent”) entered into a definitive agreement with Gentherm Incorporated (“Gentherm”) whereby Modine will spin-off and simultaneously combine its Performance Technologies business (collectively, “Performance Technologies”, the “Company”, or “SpinCo”) with Gentherm in a Reverse Morris Trust (“RMT”) transaction that is intended to be generally tax-free for Modine and Modine shareholders for U.S. federal income tax purposes. Modine will retain its Climate Solutions business (“RemainCo”).

The spin-off transaction (the “Spin-Off”) will consist of Modine making a pro-rata distribution of shares in the Performance Technologies business to its shareholders in a transaction that will be accounted for as a forward spin. The RMT transaction, occurring concurrently with the Spin-Off, consists of SpinCo merging with Gentherm. Modine shareholders will own approximately 40% of the combined company and Gentherm shareholders will own approximately 60% of the combined company. The shareholders of Gentherm will be voting on the transaction. A vote by Modine shareholders is not required.

Performance Technologies provides products and solutions that enhance the performance of customer applications and develops solutions that provide mission critical energy for a variety of end market applications. The Company also provides solutions that increase fuel economy, reduce harmful emissions and maximize range in zero emission applications. Performance Technologies designs and manufactures products and solutions for vehicular, stationary power, and industrial applications. In addition, Performance Technologies provides advanced thermal solutions to zero-emission and hybrid commercial vehicle, bus and specialty vehicle customers.

Basis of Presentation

The combined financial statements have been prepared on a “carve–out” basis. For the fiscal years ended March 31, 2025 and 2024, the Company operated as part of the Parent, and consisted of several entities for which separate financial statements have not historically been prepared. As such, the periods presented have been derived from the consolidated financial statements and accounting records of the Parent, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by the Parent. The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The combined financial statements include all revenues and costs directly attributable to Performance Technologies, along with a portion of Modine’s corporate costs. These expenses are comprised of an allocation to Performance Technologies based on direct usage or benefit where specifically identifiable, along with a portion of the corporate expenses applied on a pro rata basis. Performance Technologies considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. However, the allocations may not be indicative of the actual expense that would have been incurred had Performance Technologies operated as an independent, standalone entity, nor are they indicative of Performance Technologies future expenses. Actual costs that may have been incurred if Performance Technologies had been a standalone company would depend on a number of factors, including the chosen organization structure and strategic decisions made in various areas, including information technology (“IT”), infrastructure and outsourcing of corporate functions. Refer to Note 17 for further information.

The combined financial statements include assets and liabilities specifically attributable to Performance Technologies and certain assets and liabilities that are held by Modine that are specifically identifiable or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

otherwise attributable to Performance Technologies. The historical results of operations, financial position and cash flows of Performance Technologies presented in these combined financial statements may not be indicative of what they would have been had Performance Technologies been an independent standalone entity, nor are they necessarily indicative of Performance Technologies’ future results of operations, financial position and cash flows.

As the separate legal entities of Performance Technologies were not historically held by a single legal entity, net parent investment is shown in lieu of shareholders’ equity in the combined financial statements. Net parent investment represents Modine’s interest in the recorded assets of Performance Technologies and represents the cumulative investment by Modine in Performance Technologies through the dates presented, inclusive of operating results.

Modine uses a centralized approach to cash management and financing of its operations. These arrangements are not reflective of the manner in which the Company would have financed its operations had it been a standalone business separate from Modine during the periods presented. Accordingly, cash and cash equivalents held by the Parent at the corporate level were not attributable to the Company for any of the periods presented. Only cash amounts legally owned by entities dedicated to the Company are reflected in the combined balance sheets. Transfers of cash, both to and from the Parent’s treasury program, are reflected as a component of net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

Modine’s long-term debt and related interest expense have not been attributed to Performance Technologies for any of the periods presented because Performance Technologies is not the legal obligor of such borrowings.

All intercompany transactions and balances within Performance Technologies have been eliminated. Transactions between Performance Technologies and Modine that will not be cash settled are included within net parent investment. Transactions between Performance Technologies and Modine that have been or will be effectively settled for cash at the time the transaction is recorded through Modine’s centralized cash management system have been included in these combined financial statements. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent investment. Transactions between Performance Technologies and other businesses of Modine are considered related party transactions. See Note 17 for more information.

Note 2 – Significant Accounting Policies

Principles of combination

The accompanying combined financial statements include the accounts of legal entities and business components that comprise Performance Technologies. All intercompany transactions and balances within the Company have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Dispositions

During fiscal 2024, the Company sold three vehicular businesses based in Germany. See Note 3 for information regarding the Company’s dispositions.

Revenue recognition

The Company recognizes revenue based upon consideration specified in a contract and as it satisfies performance obligations by transferring control over its products to its customers. The majority of the Company’s revenue is recognized at a point in time, based upon shipment terms. See Note 4 for additional information.

Shipping and handling costs

The Company records shipping and handling costs incurred upon the shipment of products to its customers in cost of sales, and related amounts billed to these customers in net sales.

Trade accounts receivable

The Company records trade receivables at the invoiced amount. Trade receivables do not bear interest if paid according to the original terms. The Company maintains an allowance for credit losses, representing its estimate of expected losses associated with its trade accounts receivable. The Company bases its estimate using historical loss experience and considers the aging of the receivables and risks specific to customers where appropriate. At March 31, 2025 and 2024, the allowance for credit losses was $1.6 million and $2.2 million, respectively. The changes to the Company’s allowance for credit losses during fiscal 2025 and 2024 were not material and primarily consisted of current-period provisions, write-offs charged against the allowance, recoveries collected, and foreign currency translation.

The Company enters into supply chain financing programs from time to time to sell accounts receivable, without recourse, to third-party financial institutions. Sales of accounts receivable are reflected as a reduction of accounts receivable on the combined balance sheets and the proceeds are included in cash flows from operating activities in the combined statements of cash flows. During fiscal 2025 and 2024, the Company sold $5.1 million and $127.0 million respectively, of accounts receivable to accelerate cash receipts. During fiscal 2025 and 2024, the Company recorded costs totaling $0.1 million and $1.5 million, respectively, related to selling accounts receivable in the combined statements of operations.

Warranty

The Company provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. The Company records warranty expense, within cost of sales, based upon historical and current claims data or based upon estimated future claims. Accrual balances, which are recorded within other current liabilities, are monitored and adjusted if it is probable that expected claims will differ from previous estimates. See Note 13 for additional information.

Tooling

The Company accounts for production tooling costs as a component of property, plant and equipment when it owns title to the tooling and amortizes the capitalized cost to cost of sales over the estimated life of the asset, which is generally three years. At March 31, 2025 and 2024, Company-owned tooling totaled $17.5 million and $15.8 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

In certain instances, tooling is owned by the customer. At the time customer-owned tooling is completed and customer acceptance is obtained, the Company records tooling revenue and related production costs within net sales and cost of sales, respectively, in the combined statements of operations. If the customer has agreed to reimburse the Company, unbilled customer-owned tooling costs are recorded as a receivable within other current assets. No significant arrangements exist where customer-owned tooling costs were not accompanied by guaranteed reimbursement. At March 31, 2025 and 2024, customer-owned tooling receivables totaled $6.9 million and $7.6 million, respectively.

Stock-based compensation

Certain employees of the Company participate in the Parent’s share-based compensation plans, which include stock options, restricted stock and performance-based stock awards. Modine recognizes stock-based compensation using the fair value method. Accordingly, compensation expense for stock options, restricted stock and performance-based stock awards is calculated based upon the fair value of the instruments at the time of grant and is recognized as expense over the respective vesting periods. As the stock-based compensation plans are Modine’s plans and the awards are settled by Modine, the offset to the expense has been recognized through net parent investment on the combined balance sheets. See Note 6 for additional information on the Parent’s stock-based compensation plans in which certain employees of the Company participate.

Research and development

The Company expenses research and development costs as incurred within selling, general, and administrative (“SG&A”) expenses. During fiscal 2025 and 2024, research and development costs totaled $22.3 million and $33.2 million, respectively.

Translation of foreign currencies

The Company translates assets and liabilities of foreign subsidiaries into U.S. dollars at the period-end exchange rates and translates income and expense items at the monthly average exchange rate for the period in which the transactions occur. The Company reports resulting translation adjustments within accumulated other comprehensive loss within the combined statements of equity. The Company includes foreign currency transaction gains or losses in the combined statements of operations within other income and expense.

Income taxes

Income taxes as presented in the Company’s combined financial statements have been allocated in a manner that is systematic, rational, and consistent with the applicable income tax accounting principles. The Company has historically been included in certain international and U.S. federal, state and local income tax returns, and as part of unitary group or combined returns in relevant states. For purposes of these condensed combined financial statements, income taxes related to the Company have been presented as if it was a separate stand-alone taxpayer. Under this approach, the Company determined its current tax liability, deferred tax assets and liabilities, and related tax expense as if it were filing separate tax returns in each tax jurisdiction as a stand-alone entity.

Since the Company’s results are included in the Parent’s consolidated tax returns, payments to certain tax authorities are made by the Parent, and not by the Company. For tax jurisdictions where the Company is included with the Parent in a consolidated tax filing, the Company does not record taxes payable to or from the Parent and the applicable payments are deemed to be settled through changes in net parent investment.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The Company determines deferred tax assets and liabilities based upon the difference between the amounts reported in the financial statements and the tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company establishes a valuation allowance if it is more likely than not that a deferred tax asset, or portion thereof, will not be realized. The Company records the tax effects of global intangible low-taxed income (“GILTI”) as a period expense in the applicable tax year. The Company uses the portfolio approach for releasing income tax effects from accumulated other comprehensive income (loss). See Note 9 for additional information.

Cash and cash equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

The Company values inventories using a first-in, first-out or weighted-average basis, at the lower of cost and net realizable value.

Property, plant and equipment

The Company records property, plant and equipment at cost. For financial reporting purposes, the Company computes depreciation using the straight-line method over the expected useful lives of the assets. The Company expenses maintenance and repair costs as incurred. The Company capitalizes costs of improvements. Upon the sale or other disposition of an asset, the Company removes the cost and related accumulated depreciation from the accounts and includes the gain or loss in the combined statements of operations. Capital expenditures of $8.0 million and $11.3 million were accrued within accounts payable at March 31, 2025 and 2024, respectively.

Leases

The Company’s most significant leases represent leases of real estate, such as manufacturing facilities, warehouses, and office buildings. The Company also leases manufacturing and information technology equipment and vehicles. The Company recognizes right-of-use (“ROU”) assets and lease liabilities at the lease commencement date, based upon the present value of lease payments over the lease term. See Note 14 for additional information.

Impairment of long-lived assets

The Company evaluates long-lived assets, including property, plant and equipment, for impairment whenever conditions or events indicate that those assets may be impaired. The Company considers factors such as operating losses, declining financial outlooks and market conditions when evaluating the need for an impairment analysis. In the event an impairment indicator is identified, the Company compares the undiscounted future cash flows expected to be generated by the assets with their carrying value. If the net asset values exceed expected future cash flows, the Company writes down the assets to fair value and records an impairment charge. The Company estimates fair value in various ways depending on the nature of the underlying assets. Fair value is generally based upon appraised value, estimated salvage value, or selling prices under negotiation, as applicable.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Self-insurance reserves

The Company retains a portion of the financial risk for certain insurance coverage, including property, general liability, workers compensation, and employee healthcare, and therefore maintains reserves that estimate the impact of unreported and under-reported claims that fall below stop-loss limits and deductibles under its insurance policies. The Company maintains reserves for the estimated settlement cost of known claims, as well as estimates of incurred but not reported claims. The Company charges costs of claims, including the impact of changes in reserves due to claim experience and severity, to cost of sales or SG&A expenses. The Company reviews and updates the amount of its insurance-related reserves on a quarterly basis.

Supplier finance programs

The Company facilitates a voluntary supplier finance program through a financial institution that allows certain suppliers in the U.S. to request early payment for invoices, at a discount, from the financial institution. The Parent or the financial institution may terminate the supplier finance program upon 90 days’ notice. The Company’s obligations to its suppliers, including amounts due and payment terms, are consistent, irrespective of whether a supplier participates in the program. The Company is not party to the arrangements between the participating suppliers and the financial institution. Under this program, the Company confirms the validity of supplier invoices to the financial institution and remits payments to it based on the original payment terms, which typically range from 60 to 120 days. The outstanding obligations under this program are included within accounts payable in the combined balance sheets.

The following table presents a roll forward of the Company’s obligations associated with the supplier finance program.

	Years ended March 31,
	2025	2024
Obligations outstanding – beginning of period	$2.4	$3.3
Invoices submitted	20.4	18.2
Invoices paid	(20.5)	(19.1)

Obligations outstanding – end of period	$2.3	$2.4

Supplemental cash flow information

	Years ended March 31,
	2025	2024
Interest paid – related party borrowings	$—	$1.1
Interest paid	0.2	0.2

See Note 14 for supplemental cash flow information related to the Company’s leases and Note 9 for supplemental cash flow information related to income taxes.

New accounting guidance

Segment reporting disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued new disclosure guidance for reportable segments. The new guidance requires disclosure of significant segment expenses, which are

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

expenses that are (i) significant to the segment, (ii) regularly provided to the chief operating decision maker (“CODM”) and (iii) included in the reported measure of segment profit or loss. In addition, the new guidance requires companies to disclose the title and position of their CODM and expand interim disclosures to include the majority of the annual segment disclosures. The definition of and method for determining reportable segments is unchanged. The Company adopted this guidance for its fiscal 2025 combined financial statements. See Note 21 for additional information on the Company’s reportable segments.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued new guidance that will require additional disclosure regarding the nature of expenses presented within expense captions on the combined statements of operations and selling expenses. The new disclosure requirements will become effective for the Company’s fiscal 2028 annual financial statements. The Company is currently evaluating the new disclosures, but does not expect the guidance will have a material impact on its combined financial statements.

Note 3 – Dispositions

In October 2023, the Company sold three vehicular businesses based in Germany (the “disposal group”) to affiliates of Regent, L.P. As a result of the sale, the Company recorded a $4.0 million gain on sale during fiscal 2024, primarily driven by the net liability position of the disposal group at the time of sale. In addition, the gain on sale included the write-off of $0.6 million of net actuarial gains related to the disposal group’s pension plans. The Company reported the $4.0 million gain on the gain on sale of assets line within the combined statement of operations.

Prior to the disposition, the Company reported the financial results of the disposal group within its Automotive and Commercial Vehicle segments. Net sales of the disposal group included within the Company’s combined statements of operations for fiscal 2024 totaled $54.2 million.

Note 4 – Revenue Recognition

The Company sells thermal management systems and engineered heat transfer components for vehicular, stationary power, and industrial applications. The Company’s products are primarily used in heavy-duty equipment, commercial vehicle, automotive, and advanced thermal applications, including solutions that support fuel efficiency, emissions reduction, and zero-emission technologies. The Company recognizes revenue based upon consideration specified in a contract and as it satisfies performance obligations by transferring control over its products to its customers. The majority of the Company’s revenue is recognized at a point in time, generally upon shipment, based upon shipment terms. While the Company provides customized production and service parts to customers under multi-year agreements, these agreements typically do not contain contractually-guaranteed volumes to be purchased by the customer. As a result, individual purchase orders typically represent the quantities ordered by the customer.

The Company records an allowance for credit losses and accrues for estimated warranty costs at the time of sale. These estimates are based upon historical experience, current business trends, and current economic conditions. The Company accounts for shipping and handling activities as fulfillment costs rather than separate performance obligations and records shipping and handling costs in cost of sales and related amounts billed to customers in net sales. The Company establishes payment terms with its customers based upon industry and regional practices, which typically do not exceed 90 days. As the Company expects to receive payment from its customers within one year from the time of sale, it disregards the effects of the time value of money in its

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

determination of the transaction price. The Company has not disclosed the value of unsatisfied performance obligations because the revenue associated with customer contracts for which the original expected performance period is greater than one year is immaterial.

Disaggregation of revenue

The tables below present revenue for each of the Company’s operating segments; Heavy-Duty Equipment, Commercial Vehicle, and Automotive. Each segment’s revenue is disaggregated by geographic location.

See Note 21 for additional segment financial information.

	Year ended March 31, 2025
	Heavy-Duty Equipment	Commercial Vehicle	Automotive	Total
Geographic location:
Americas	$397.7	$246.1	$52.0	$695.8
Europe	38.6	98.2	159.0	295.8
Asia	122.7	23.2	26.0	171.9

Net sales	$559.0	$367.5	$237.0	$1,163.5

	Year ended March 31, 2024
	Heavy-Duty Equipment	Commercial Vehicle	Automotive	Total
Geographic location:
Americas	$428.5	$239.5	$53.0	$721.0
Europe	56.3	144.4	206.1	406.8
Asia	127.8	28.1	37.6	193.5

Net sales	$612.6	$412.0	$296.7	$1,321.3

Contract balances

Contract assets and contract liabilities from contracts with customers were as follows:

	March 31, 2025	March 31, 2024
Contract assets	$8.8	$10.2
Contract liabilities	9.6	10.6

Contract assets, included within other current assets in the combined balance sheets, primarily consist of capitalized costs related to customer-owned tooling contracts, wherein the customer has guaranteed reimbursement. The $1.4 million decrease in contract assets during fiscal 2025 primarily resulted from a decrease in capitalized costs related to customer-owned tooling contracts.

Contract liabilities, included within other current liabilities in the combined balance sheets, consist of payments received in advance of satisfying performance obligations under customer contracts, including contracts for customer-owned tooling. The $1.0 million decrease in contract liabilities during fiscal 2025 primarily resulted from the Company’s satisfaction of performance obligations under contracts that had required advanced payments.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 5 – Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Fair value measurements are classified under the following hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Model-derived valuations in which one or more significant inputs are not observable.

When available, the Company uses quoted market prices to determine fair value and classifies such measurements as Level 1. In some cases, where market prices are not available, the Company uses observable market-based inputs to calculate fair value, in which case the measurements are classified as Level 2. If quoted or observable market prices are not available, the Company determines fair value based upon valuation models that use, where possible, market-based data such as interest rates, yield curves or currency rates. These measurements are classified as Level 3.

The carrying values of cash, cash equivalents, restricted cash, trade accounts receivable, due from related party, accounts payable, due to related party, and short-term debt approximate fair value due to the short-term nature of these instruments.

Note 6 – Stock-Based Compensation

The Company does not maintain its own stock-based incentive plans. Certain employees of the Company participate in Modine’s stock-based incentive programs, which consist of the following: (i) a long-term incentive plan (“LTIP”) for officers and other executives that authorizes grants of stock awards, stock options, and performance-based awards granted for retention and performance, (ii) a discretionary equity program for other management and key employees, and (iii) stock awards for non-employee directors. The Parent’s Board of Directors and the Human Capital and Compensation Committee, as applicable, have discretionary authority to set the terms of the stock-based awards. Grants to employees during fiscal 2025 were issued under the Parent’s Amended and Restated 2020 Incentive Compensation Plan. In fiscal 2025 and 2024, the Parent granted performance-based stock awards and restricted stock awards. At present, the Parent settles equity-based grants through newly issued shares of common stock. As of March 31, 2025, approximately 1.3 million shares authorized under the Parent’s Amended and Restated 2020 Incentive Compensation Plan remain available for future grants. Employee participants have the opportunity to deliver back to the Parent the number of shares from the vesting of stock awards sufficient to satisfy the individual’s minimum tax withholding obligations. These shares are held by the Parent as treasury shares. The Company recorded stock-based compensation expense of $14.1 million and $5.8 million in fiscal 2025 and 2024, respectively. During fiscal 2025, in connection with restructuring actions, the Company modified certain stock-based awards for a limited number of employees to permit accelerated vesting, resulting in $4.2 million of incremental stock-based compensation expense.

The Company’s combined financial statements include stock-based compensation expense directly attributable to employees of the Company, as well as an allocation of stock-based compensation expense. Stock-based compensation expense directly attributable to Company employees was specifically identified based on awards granted to those employees. Stock-based compensation expense associated with corporate and shared employees was allocated to the Company in an amount that management believes reflects the benefit received by the Company.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Stock-based compensation was as follows:

	Years ended March 31,
	2025	2024
Restricted stock
Compensation expense – direct	$2.3	$1.3
Compensation expense – allocated	1.9	1.5
Stock options
Compensation expense – direct	0.6	0.2
Compensation expense – allocated	0.4	0.4
Restricted stock – performance based
Compensation expense – direct	4.4	0.8
Compensation expense – allocated	4.5	1.6

Total stock-based compensation expense	$14.1	$5.8

Restricted stock

The Company recorded $2.3 million and $1.3 million of direct compensation expense for Performance Technologies employees related to restricted stock in fiscal 2025 and 2024 respectively. The grant date fair value of restricted stock awards that vested during fiscal 2025 and 2024 was $1.1 million and $0.9 million, respectively. At March 31, 2025, the Company had $1.3 million of unrecognized compensation expense related to non-vested restricted stock, which it expects to recognize over a weighted-average period of 1.7 years. The Company values restricted stock awards using the closing market price of the Parent’s common shares on the date of grant. Based upon the terms of the annual awards, restricted stock awards vest 33 percent, 33 percent, and 34 percent per year for three years, respectively.

A summary of restricted stock activity for fiscal 2025 was as follows:

	Shares	Weighted-average price
Non-vested balance, beginning of year	0.1	$23.55
Granted	—	113.77
Vested	(0.1)	20.95
Forfeited	—	31.78

Non-vested balance, end of year	—	$46.58

Stock options

The Company recorded $0.6 million and $0.2 million of direct compensation expense for Performance Technologies employees related to stock options in fiscal 2025 and 2024, respectively. The grant date fair value of stock options that vested during fiscal 2025 and 2024 was $0.2 million and $0.2 million, respectively. As of March 31, 2025, the total compensation expense not yet recognized related to non-vested stock options was immaterial and the weighted-average period in which the remaining expense is expected to be recognized was 0.3 years.

Stock options expire no later than 10 years after the grant date and have an exercise price equal to the fair market value of Modine’s common stock on the date of grant. The Company did not grant options in fiscal 2025 or 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

A summary of stock option activity for fiscal 2025 was as follows:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, beginning of year	0.1	$12.05
Granted	—	—
Exercised	—	11.10
Forfeited or expired	—	12.53

Outstanding, end of year	0.1	$12.38	6.9	$2.8

Exercisable, March 31, 2025	—	$12.18	6.8	$1.9

The aggregate intrinsic value represents the difference between the closing price of Modine’s common shares on the last trading day of fiscal 2025 over the exercise price of the stock options, multiplied by the number of options outstanding or exercisable. The aggregate intrinsic value is not recorded for financial statement purposes, and this value will change based upon daily changes in the price of Modine’s common shares.

Additional information related to stock options exercised was as follows:

	Years ended March 31,
	2025	2024
Intrinsic value of stock options exercised	$1.8	$1.7
Proceeds from stock options exercised	0.2	0.6

Restricted stock – performance-based stock awards

The Parent granted performance-based stock awards in fiscal 2025 and 2024. For performance-based stock awards, the Parent values the awards using the closing market price of its common shares on the date of grant. The Company recorded $4.4 million and $0.8 million of direct compensation expense for Performance Technologies employees related to performance-based stock awards in fiscal 2025 and 2024, respectively. At March 31, 2025, the Company had $1.1 million of total unrecognized compensation expense related to non-vested performance-based stock awards, which is expected to be recognized over a weighted-average period of 1.7 years.

Shares earned under the performance portion of the incentive program are based upon the attainment of certain financial targets over a three-year period and are issued after the end of that three-year performance period, if the performance targets have been achieved. The performance metrics, measured at the Parent level, for the performance-based awards granted in fiscal 2025 and 2024 are based upon both a target three-year average consolidated cash flow return on invested capital and a target three-year average growth in consolidated net earnings before interest, taxes, depreciation, amortization, and certain other adjustments (“Adjusted EBITDA”) at the end of the three-year performance period, commencing with the fiscal year of grant.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 7 – Restructuring Activities

Restructuring and repositioning expenses were as follows:

	Years ended March 31,
	2025	2024
Employee severance and related benefits	$19.3	$11.5
Other restructuring and repositioning expenses	1.2	0.5

Total	$20.5	$12.0

During fiscal 2025, restructuring and repositioning expenses primarily consisted of severance expenses in Europe and North America and included targeted headcount reductions intended to reduce SG&A and operational expenses. As part of Modine’s transformational initiatives supported by 80/20 principles, the Company is taking steps to optimize the efficiency of its manufacturing footprint and processes in order to improve profit margins. Other restructuring and repositioning expenses include costs to transfer production and warehousing for certain product lines among its facilities.

During fiscal 2024, restructuring and repositioning expenses primarily consisted of severance expenses related to the closure of the Company’s European technical service center. In addition, the Company incurred equipment transfer costs related to its transformational initiatives.

The Company accrues severance in accordance with its written plans, procedures, and relevant statutory requirements. Changes in accrued severance were as follows:

	Years ended March 31,
	2025	2024
Beginning balance	$12.7	$8.7
Additions (a)	15.0	11.5
Payments	(23.1)	(4.9)
Disposition (b)	—	(2.5)
Effect of exchange rate changes	(0.1)	(0.1)

Ending balance	$4.5	$12.7

(a)

The fiscal 2025 amount excludes $4.2 million of non-cash severance-related costs resulting from the accelerated vesting of certain stock-based compensation awards in connection with restructuring actions.

(b)	The Company sold three vehicular businesses based in Germany during fiscal 2024. See Note 3 for additional information regarding the sale.

In May 2025, the Company approved additional headcount reductions and, as a result, recorded approximately $3.5 million of severance expenses during the first quarter of fiscal 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 8 – Other Income and Expense

Other income and expense consisted of the following:

	Years ended March 31,
	2025	2024
Interest income (a)	$5.0	$3.5
Interest expense	(0.1)	(0.1)
Foreign currency transactions (b)	0.4	(0.7)
Net periodic benefit cost (c)	(2.9)	(2.2)
Other, net	(0.1)	0.3

Total other income (expense) – net	$2.3	$0.8

(a)	Interest income includes interest income on related party borrowings. See Note 17 for more information.
(b)

Foreign currency transactions primarily consist of foreign currency transaction gains and losses on the re-measurement or settlement of foreign currency-denominated assets and liabilities, including transactions denominated in a foreign currency and intercompany loans, along with gains and losses on foreign currency exchange contracts.

(c)	Net periodic benefit cost for the Company’s pension and postretirement plans is exclusive of service cost.

Note 9 – Income Taxes

The Company’s domestic operations have historically been included in the consolidated U.S. federal, certain state and local tax returns filed by the Parent. Additionally, through its foreign subsidiaries, the Company’s foreign operations have historically been filed as separate foreign income tax returns. The Company has calculated its provision for income taxes using a separate return method as if the Company was a separate group of companies under common ownership. Under this method, for jurisdictions in which it did not already have an actual separate filing, the Company is assumed to file hypothetical separate returns with the tax authorities. The Company has recorded tax expense or benefit based on taxable income or loss for these hypothetical returns, although the liability for any current tax has been deemed settled by the Parent. Correspondingly, any deferred tax items, including carryforward attributes computed for the financial statement period under the separate return method and contained below, may not be available for the Company in future periods as they may remain with the Parent.

The U.S. and foreign components of earnings before income taxes and the provision for income taxes consisted of the following:

	Years ended March 31,
	2025	2024
Components of earnings before income taxes:
United States	$(5.0)	$(5.2)
Foreign	179.2	87.2

Total earnings before income taxes	$174.2	$82.0

Provision (benefit) for income taxes:
Current:
U.S. Federal	$1.7	$0.4
State	1.4	0.8
Foreign	22.5	25.9

Total	25.6	27.1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

	Years ended March 31,
	2025	2024
Deferred:
U.S. Federal	$(0.6)	$(5.6)
State	(0.4)	(1.8)
Foreign	3.1	(3.3)

Total	2.1	(10.7)

Provision for income taxes	$27.7	$16.4

Cash paid for income taxes, net of refunds, consisted of the following:

	Years ended March 31,
	2025	2024
Federal (a)	$—	$—
State: (a)
Other (b)	—	—

Total State	—	—
Foreign:
Brazil	6.4	6.6
India	4.7	4.4
China	3.8	4.2
Hungary	3.8	3.6
Mexico	1.6	1.7
Italy	2.7	1.4
Other (b)	1.2	2.2

Total Foreign	24.2	24.1

Cash paid for income taxes	$24.2	$24.1

(a)	Tax payments for U.S. federal or state to taxing authorities were the responsibility of the Parent.
(b)	Represents income taxes paid during the year that does not meet the 5% disaggregation threshold.

The reconciliation between the U.S. federal statutory rate and the Company’s effective tax rate was as follows:

	Years ended March 31,
	2025		2024
	Final Amount	%	Final Amount	%
U.S. federal statutory income tax rate	$36.6	21.0%	$17.2	21.0%
U.S. tax effects:
State taxes, net of federal benefit (a)	0.2	0.1%	(0.8)	(1.0%)
Effect of cross-border tax laws (b)
U.S. tax effects on foreign branch income	—	0.0%	(5.9)	(7.2%)
Disposition of businesses (see Note 3)	—	0.0%	(1.8)	(2.2%)
Other	(0.6)	(0.3%)	(0.7)	(0.9%)
Nontaxable or nondeductible	(0.1)	(0.1%)	0.1	0.1%
Tax Credits	(1.5)	(0.9%)	(1.9)	(2.3%)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

	Years ended March 31,
	2025		2024
	Final Amount	%	Final Amount	%
Changes in Valuation Allowances	$2.2	1.3%	$3.9	4.8%
Other	—	0.0%	(0.2)	(0.2%)
Foreign Tax Effects:
Germany
Changes in Valuation Allowances	4.5	2.6%	3.6	4.4%
Foreign income tax rate differential	—	0.0%	(1.0)	(1.2%)
Other	(0.4)	(0.2%)	(0.2)	(0.2%)
Brazil
Foreign income tax rate differential	2.5	1.4%	2.6	3.2%
Notional interest deduction	—	0.0%	(1.0)	(1.2%)
Other	0.4	0.2%	(0.9)	(1.1%)
China
Withholding tax	—	0.0%	2.3	2.8%
Credits and incentives	—	0.0%	(0.9)	(1.1%)
Other	—	0.0%	(0.6)	(0.7%)
India
Withholding tax	—	0.0%	1.0	1.2%
Other	2.3	1.3%	0.5	0.6%
Hungary
Foreign income tax rate differential (c)	(12.4)	(7.1%)	—	0.0%
Related party dividends	(8.8)	(5.0%)	—	0.0%
Other	1.0	0.6%	—	0.0%
Other foreign jurisdictions	1.6	0.9%	0.7	0.9%
Changes in unrecognized tax benefit	0.2	0.1%	0.4	0.5%

Effective tax rate	$27.7	15.9%	$16.4	20.0%

(a)	In 2025, state taxes in California, Illinois, and Iowa make up the majority of the tax effect in this category.
(b)	Includes the impact of tax credits.
(c)	Mainly represents the impact of related party dividends.

The Company records valuation allowances against its net deferred tax assets to the extent it determines it is more likely than not that such assets will not be realized in the future. The Company evaluates the probability that its deferred tax assets will be realized and determines whether valuation allowances or adjustments thereto are needed at each reporting period. This determination involves judgment and the use of significant estimates and assumptions, including expectations of future taxable income and tax planning strategies. In making its evaluation and conclusion, the Company considers the duration of statutory carryforward periods and historical financial results.

Based upon its analyses during fiscal 2025 and 2024, the Company recorded deferred tax asset valuation allowances totaling $31.6 million and $22.4 million, respectively. The net increase of $9.2 million is primarily attributable to increases in net operating losses in Germany and deferred tax assets in the U.S. related to certain federal and state tax credits that are not expected to be realized prior to expiration.

The Company will maintain the valuation allowances in each applicable tax jurisdiction until it determines it is more likely than not the deferred tax assets will be realized, thereby eliminating the need for a valuation

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

allowance. Future events or circumstances, such as lower taxable income or unfavorable changes in the financial outlook of the Company’s operations in the U.S. and certain foreign jurisdictions, could necessitate the establishment of further valuation allowances.

The tax effects of temporary differences that gave rise to deferred tax assets and liabilities were as follows:

	March 31,
	2025	2024
Deferred tax assets:
Accounts receivable	$0.5	$0.7
Inventories	2.6	3.4
Plant and equipment	10.8	12.6
Lease liabilities	5.8	4.5
Pension and employee benefits	7.4	14.4
Net operating and capital losses	24.7	14.8
Credit carryforwards	4.4	1.0
Research and experimental expenditures	15.3	10.7
Other, principally accrued liabilities	4.8	5.6
Valuation allowance	(31.6)	(22.4)

Total deferred tax assets	44.7	45.3

Deferred tax liabilities:
Plant and equipment	2.3	2.0
Lease assets	5.8	4.5
Goodwill	0.1	0.1
Intangible assets	1.4	1.9
Other	0.8	—

Total deferred tax liabilities	10.4	8.5

Net deferred tax asset	$34.3	$36.8

Unrecognized tax benefits were as follows:

	Years ended March 31,
	2025	2024
Beginning balance	$2.3	$1.9
Gross increases – tax positions in prior period	—	—
Gross decreases – tax positions in prior period	—	—
Gross increases – tax positions in current period	0.2	0.4
Lapse of statute of limitations	—	—

Ending balance	$2.5	$2.3

The Company’s liability for unrecognized tax benefits as of March 31, 2025 was $2.5 million and, if recognized, $0.7 million would have an effective tax rate impact. The Company does not expect a significant change in unrecognized tax benefits during fiscal 2026.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2025 and 2024 interest and penalties accrued on the combined balance sheets and included within income tax expense in the combined statements of operations were not significant.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The Company is part of the Parent’s consolidated U.S. federal income tax return and state filings, as well as separate and combined income tax returns in international jurisdictions. The Parent is under examination by numerous tax authorities in various jurisdictions globally. The Company has not reported or disclosed uncertain tax positions or deferred tax balances for positions taken in jurisdictions in which the Company is a member of the Parent’s consolidated tax group, as such uncertainties will be retained or indemnified by the Parent.

At March 31, 2025, the Company generated accumulated federal and state tax credits of $7.9 million that, if not utilized against U.S. taxes, will expire between fiscal 2034 and 2049. These tax attributes may have been generated by or utilized within the Parent’s consolidated tax return and may not be attributable to the Company. Accordingly, these amounts may not be transferable or available to the Company following separation. In addition, the Company had tax loss and foreign attribute carryforwards totaling $204.8 million in various tax jurisdictions throughout the world. Certain of the carryforwards in foreign jurisdictions are offset by valuation allowances. If not utilized against taxable income, $71.3 million of these carryforwards will expire between fiscal 2026 and 2030, and $133.5 million related to Germany will not expire due to an unlimited carryforward period.

The Company’s practice and intention is to reinvest, with certain insignificant exceptions, the earnings of its non-U.S. subsidiaries outside of the U.S., and therefore, the Company has not recorded foreign withholding taxes or deferred income taxes for these unremitted earnings. The Company has estimated the net amount of unrecognized foreign withholding tax and deferred tax liabilities would total approximately $9.0 million if the accumulated foreign earnings were distributed; however, the actual tax cost would be dependent on circumstances existing when remittance occurs.

Note 10 – Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following:

	March 31,
	2025	2024
Cash and cash equivalents	$34.1	$38.6
Restricted cash	0.2	0.1

Total cash, cash equivalents and restricted cash	$34.3	$38.7

Restricted cash, which is reported within other current assets and other noncurrent assets in the combined balance sheets, consists primarily of deposits for contractual guarantees or commitments required for rents, import and export duties, and commercial agreements.

Note 11 – Inventories

Inventories consisted of the following:

	March 31,
	2025	2024
Raw materials	$92.3	$97.2
Work in process	30.6	32.7
Finished goods	22.2	19.9

Total inventories	$145.1	$149.8

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 12 – Property, Plant, and Equipment

Property, plant and equipment, including depreciable lives, consisted of the following:

	March 31,
	2025	2024
Land	$5.4	$5.4
Buildings and improvements (10-40 years)	160.4	155.8
Machinery and equipment (3-15 years)	643.1	648.0
Office equipment (3-10 years)	37.6	38.9
Construction in progress	28.7	39.0

	875.2	887.1
Less: accumulated depreciation	(691.3)	(700.3)

Net property, plant and equipment	$183.9	$186.8

Depreciation expense totaled $28.2 million and $28.1 million in each year for fiscal 2025 and 2024, respectively.

Gains and losses related to the disposal of property, plant and equipment are recorded within SG&A expenses. For fiscal 2025 and 2024 gains and losses related to the disposal of property, plant and equipment were not significant.

Note 13 – Product Warranties and Other Commitments

Product warranties

Many of the Company’s products are covered under warranty periods that typically extend from one to two years from the shipment of the underlying products. The Company records a liability for product warranty obligations at the time of sale d adjusts the warranty accruals if it becomes probable that expected claims will differ from previous estimates.

Changes in accrued warranty costs were as follows:

	Years ended March 31,
	2025	2024
Beginning balance	$2.9	$3.8
Warranties recorded at time of sale	2.1	2.8
Adjustments to pre-existing warranties	(0.1)	(1.4)
Settlements	(2.2)	(2.1)
Disposition of businesses (a)	—	(0.2)

Ending balance	$2.7	$2.9

(a)	The Company sold three vehicular businesses based in Germany during fiscal 2024. See Note 3 for additional information.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Indemnification agreements

Standard indemnification provisions reside in many commercial agreements to which the Company is a party and relate to responsibility in the event of potential third-party claims. In addition, from time to time, the Company provides indemnification agreements related to the sale or purchase of an entity or facility. These indemnification agreements cover customary representations and warranties typically provided in conjunction with such transactions, including income, sales, excise or other tax matters, environmental matters and other third-party claims. The indemnification periods provided generally range from less than one year to fifteen years. The fair value of the Company’s outstanding indemnification obligations at March 31, 2025 was not material.

Commitments

At March 31, 2025, the Company had capital expenditure commitments of $5.1 million. Significant commitments include tooling and equipment expenditures for new and renewal programs with vehicular customers. The Company utilizes inventory arrangements with certain vendors in the normal course of business under which the vendors maintain inventory stock at the Company’s facilities or at outside facilities. Title passes to the Company at the time goods are withdrawn for use in production. The Company has agreements with the vendors to use the material within a specific period of time. In some cases, the Company bears the risk of loss for the inventory because Performance Technologies is required to insure the inventory against damage and/or theft. This inventory is included within the Company’s combined balance sheets as raw materials inventory.

Note 14 – Leases

The Company determines if an arrangement is a lease at contract inception. The lease term begins upon lease commencement, which is when the Company takes possession of the asset, and may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. The Company uses the lease term within its determination of the appropriate lease classification, either as an operating lease or as a finance lease, and to calculate straight-line lease expense for its operating leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company recognizes ROU assets and lease liabilities at the lease commencement date, based upon the present value of lease payments over the lease term. As its lease agreements typically do not provide an implicit interest rate, the Company primarily uses the Parent’s incremental borrowing rate to calculate the ROU asset and lease liability. In determining the incremental borrowing rate, the Company considers the Parent’s current collateralized borrowing rate, the term of the lease, and the economic environment where the lease activity is concentrated. The Company believes this method effectively estimates a borrowing rate that it could obtain for a debt instrument with similar terms as the lease agreement.

Based upon its accounting policy, the Company does not separate lease and non-lease components for any asset class. In addition, the Company does not record short-term leases (i.e. leases with an initial term of 12 months or less) on its combined balance sheets.

Certain leases require the Company to pay taxes, insurance, maintenance, and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the lease liability to the extent they are variable in nature. These variable lease costs are recognized as variable lease expense when incurred. The depreciable life of the ROU assets and related leasehold improvements are limited by the expected lease term, unless the lease contains a provision to transfer title to the Company or a purchase option that the Company expects to execute.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The Company’s most significant leases represent leases of real estate, such as manufacturing facilities, warehouses, and offices. In addition, the Company leases manufacturing and IT equipment and vehicles. The Company’s most significant leases have remaining lease terms of 1 to 8 years. Certain leases contain renewal options for varying periods, which are at the Company’s discretion. If reasonably certain of exercise, the Company includes the renewal periods within the calculation of ROU assets and lease liabilities. The Company’s lease agreements do not contain material residual value guarantees or material restrictive covenants.

Lease assets and liabilities

The following table provides a summary of leases recorded on the combined balance sheets.

	Balance Sheet Location	March 31, 2025	March 31, 2024
Lease Assets
Operating lease ROU assets	Other noncurrent assets	$20.1	$19.0
Finance lease ROU assets (a)	Property, plant and equipment – net	4.6	3.9
Lease Liabilities
Operating lease liabilities	Other current liabilities	$5.5	$4.1
Operating lease liabilities	Other noncurrent liabilities	13.6	13.8
Finance lease liabilities	Other current liabilities	0.5	0.4
Finance lease liabilities	Other noncurrent liabilities	2.1	1.7

(a)	Finance lease ROU assets were recorded net of accumulated amortization of $2.0 million and $1.9 million as of March 31, 2025 and 2024, respectively.

Components of lease expense

The Company records operating lease expense as either cost of sales or SG&A expenses within its combined statements of operations, depending upon the nature and use of the ROU assets. The Company records finance lease expense as depreciation expense within cost of sales or SG&A expenses, depending upon the nature and use of the ROU assets, and as interest expense within other income (expense) – net in its combined statements of operations.

The components of lease expense were as follows:

	Years ended March 31,
	2025	2024
Operating lease expense (a)	$10.0	$10.0
Finance lease expense:
Depreciation of ROU assets	0.2	0.1
Interest on lease liabilities	0.1	0.1

Total lease expense	$10.3	$10.2

(a)	In fiscal 2025 and 2024, operating lease expense included short-term lease expense of $2.7 million during each year. Variable lease expense was not significant.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Supplemental cash flow information

	Years ended March 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$6.2	$5.6
Financing cash flows for finance leases	0.5	0.5
ROU assets obtained in exchange for lease liabilities:
Operating leases	$6.7	$11.8
Finance leases	0.9	—

Lease term and discount rates

	March 31, 2025	March 31, 2024
Weighted-average remaining lease term:
Operating leases	4.8	6.0
Finance leases	6.4	4.9
Weighted-average discount rate:
Operating leases	4.2%	3.5%
Finance leases	4.9%	4.9%

Maturity of lease liabilities

Future minimum rental payments for leases with initial non-cancellable lease terms in excess of one year were as follows at March 31, 2025:

Fiscal Year	Operating Leases	Finance Leases
2026	$6.1	$0.6
2027	4.9	0.6
2028	3.3	0.6
2029	1.9	0.5
2030	1.8	0.1
2031 and beyond	2.8	0.6

Total lease payments	20.8	3.0
Less: Interest	(1.7)	(0.4)

Present value of lease liabilities	$19.1	$2.6

Note 15 – Indebtedness

Overdraft Facilities

As of March 31, 2025 and 2024, the Company had bank overdrafts of $8.6 million and $10.0 million, respectively, recorded within short-term debt on the combined balance sheets. The overdrafts relate to short-term borrowings under foreign subsidiary credit agreements, maintained by the Company.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 16 – Pension and Employee Benefit Plans

Parent Pension and Employee Benefit Plans

The Company’s employees participate, as eligible, in certain pension and other postretirement benefit plans sponsored either directly by the Company or by the Parent. These plans include defined benefit pension plans, defined contribution plans and other postretirement benefit plans. Where permitted by applicable law, Modine or the applicable legal entity reserves the right to amend, modify, or discontinue the plans at any time.

Certain U.S. employees of the Company participate in a defined benefit pension plan sponsored by Modine that covers employees across multiple Modine businesses. For purposes of these combined financial statements, participation in this plan has been reflected under the multiemployer approach. Accordingly, the Company recognizes its proportionate share of net periodic pension cost within the combined statements of operations. However, the related pension plan assets and liabilities are retained by Modine and are not reflected in the combined balance sheets.

In June 2024, Modine approved the termination of this pension plan, subject to approvals from the Internal Revenue Service and the Pension Benefit Guaranty Corporation. The Company offered certain participants the option to receive their pension benefits in the form of a lump sum distribution, which was completed in November 2025, prior to purchasing annuity contracts to transfer its remaining obligations under the plan in November 2025.

The Company’s net periodic benefit cost associated with this plan was based on participation of Performance Technologies employees and is included within other expense in the combined statements of operations. The allocated expense was $2.5 million and $1.7 million for the years ended March 31, 2025 and 2024, respectively.

The Parent maintains a domestic 401(k) plan that allows employees to contribute a portion of their salary to help them save for retirement. The Parent currently matches employee contributions up to 4.5 percent of their compensation. The Company’s expense for defined contribution employee benefit plans during fiscal 2025 and 2024 was $4.5 million and $4.1 million, respectively.

In addition, the Parent maintains non-qualified deferred compensation plans for eligible employees, and various non-U.S. subsidiaries have government-required defined contribution plans in place, under which they contribute a percentage of employee earnings into accounts, consistent with local laws.

Certain non-U.S. subsidiaries have statutory termination indemnity plans covering eligible employees. The benefits under these plans are based upon years of service and final average compensation levels or a monthly retirement benefit amount. These programs are substantially unfunded in accordance with local laws.

Company Sponsored Defined Benefit Plans

Certain non-U.S. subsidiaries of the Company have legacy defined benefit plans which cover a smaller number of active employees and are substantially unfunded. The primary non-U.S. plans are maintained in Germany and are closed to new participants. The Company previously maintained certain pension plans in Germany that conveyed to the buyer of the Germany automotive businesses during fiscal 2024; see Note 3 for additional information.

The Company recognizes the funded status of these plans in the combined balance sheets, with pension liabilities recorded within other noncurrent liabilities. The benefits under these plans are generally based on years of service and compensation levels. Contributions are made in accordance with local funding requirements and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

plan provisions. Net periodic pension cost for these plans includes service cost, interest cost, and amortization of actuarial gains and losses. The Company uses March 31 as the measurement date for its defined benefit plans.

The Company contributed $0.6 million and $0.8 million to its non-U.S. pension plans during fiscal 2025 and 2024, respectively. These contributions are reported within the change in other liabilities in the combined statements of cash flows.

Changes in benefit obligations of the Company’s pension plans, were as follows:

	Years ended March 31,
	2025	2024
Change in benefit obligation:
Benefit obligation at beginning of year	$8.1	$15.8
Service cost	0.2	0.2
Interest cost	0.3	0.5
Actuarial (gain) loss	(0.9)	0.5
Benefits paid	(0.6)	(1.1)
Disposition of businesses (see Note 3)	—	(7.4)
Effect of exchange rate changes	0.1	(0.4)

Benefit obligation at end of year	$7.2	$8.1

Amounts recognized in the combined balance sheets:
Current liability	$(0.5)	$(0.6)
Noncurrent liability	(6.7)	(7.5)

	$(7.2)	$(8.1)

The accumulated benefit obligation for the Company’s pension plans was $6.7 million and $7.7 million as of March 31, 2025 and 2024, respectively. The net actuarial loss related to these pension plans recognized in accumulated other comprehensive loss was $0.1 million and $1.0 million as of March 31, 2025 and 2024, respectively.

Costs for the Company’s pension plans included the following components:

	Years ended March 31,
	2025	2024
Components of net periodic benefit cost:
Service cost	$0.2	$0.2
Interest cost	0.3	0.4
Amortization of unrecognized net loss	0.1	0.1

Net periodic benefit cost	$0.6	$0.7

Other changes in benefit obligation recognized in other comprehensive income:
Net actuarial gain (loss)	$0.8	$(0.4)
Amortization of net actuarial loss (gain) (a)	0.1	(0.6)

Total recognized in other comprehensive income (loss)	$0.9	$(1.0)

(a)

The fiscal 2024 amount includes $0.6 million of net actuarial gains written-off as a result of the sale of the Germany automotive businesses. See Note 3 for additional information on the sale of these businesses.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The Company used a weighted average discount rate of 4.2% and 3.8% as of March 31, 2025 and 2024, respectively, for determining its benefit obligations under its pension plans. The Company used a weighted average discount rate of 4.2% and 4.1% to determine its costs under its pension plans for fiscal 2025 and 2024, respectively. The Company determined the discount rates by modeling a portfolio of high-quality corporate bonds, with appropriate consideration given to expected defined benefit payment terms and duration of the respective pension obligations.

The Company estimates that pension benefit payments will total approximately $0.5 million in each of the next ten fiscal years. The Company also expects to make pension contributions of $0.2 million in 2026.

Note 17 – Related Party Transactions

Related-party transactions

Performance Technologies occasionally provides services to other Modine businesses. The nature of services provided is similar to the services that Performance Technologies provides to its third party customers.

All significant intercompany transactions between Performance Technologies and Modine have been included in the combined financial statements and are considered to have been effectively settled at the time the transactions were recorded or are expected to be settled for cash. Sales to Modine during the years ended March 31, 2025 and 2024 were $20.6 million and $21.6 million, respectively. Cost of sales for purchases from Modine during the years ended March 31, 2025 and 2024 were $0.6 million in each year. Receivables and payables, between the Company and Parent are cash settled and have been presented on the combined balance sheets as due from related party and due to related party, respectively. In the combined statement of cash flows, this related party activity is reported within cash flows from operating activities.

During the year ended March 31, 2025, the Company received $100.0 million of dividend income from a subsidiary of Modine as a return on investment, which has been included in the combined statement of operations as related party dividend income. The dividend was paid in cash and is presented within cash flows from operating activities in the combined statement of cash flows.

Cash pooling arrangement

Modine utilizes a centralized approach by region for the purposes of cash management and financing its operations. The Company participates in and manages certain of these cash pooling arrangements. Cash is swept daily to the cash pool owner who funds the businesses’ operating and investing activities as needed. This mechanism optimizes cash management and is used to ensure all of the Parent’s businesses have the working capital needed to run their day-to-day activities.

Amounts due from or to Modine under this arrangement are presented as related party notes receivable or related party notes payable, respectively, on the combined balance sheets. Interest income and interest expense associated with these balances are reflected within the combined statements of operations. As of March 31, 2025 and 2024, related party notes receivable include $32.2 million and $16.1 million, respectively, classified as current assets because the related amounts are either due on demand or within one year of the balance sheet date and $50.9 million and $27.5 million, respectively, classified as noncurrent assets. Related party notes payable totaled $95.0 million and $147.8 million, respectively, as of March 31, 2025 and 2024. For the combined statements of cash flows, related party notes receivable activity is presented within cash flows from investing activities and related party notes payable activity is presented within cash flows from financing activities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

For the years ended March 31, 2025, and 2024, the Company incurred interest expense of $5.4 million and $7.4 million, respectively, on borrowings from the Parent’s centralized cash management and financing function, and earned interest income of $2.9 million, and $0.6 million, respectively, on amounts contributed to the cash pooling program.

Allocation of corporate expenses

Performance Technologies has historically operated as part of Modine and not as a standalone company. Accordingly, Modine has allocated certain shared costs to Performance Technologies that are reflected as expenses in these combined financial statements including, but not limited to, general corporate expenses such as senior management, legal, human resources, finance, accounting, treasury, tax and IT support and services. It is not practicable to estimate actual costs that would have been incurred had Performance Technologies been an independent, standalone company during the periods presented. Management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to it. These allocations are made on a direct usage basis when identifiable, with the remainder allocated using a reasonable methodology based on revenue, headcount or other relevant measures. These allocated costs are reflected primarily within selling, general and administrative expenses in the combined statements of operations. Allocations for management costs and corporate support services provided by the Parent to Performance Technologies totaled $27.1 million and $19.6 million during the years ended March 31, 2025 and 2024, respectively.

The financial information in these combined financial statements does not necessarily include actual costs that would have been incurred by Performance Technologies had it operated as a separate, standalone entity. Such actual costs would depend on a number of factors, including the chosen organizational structure and strategic decisions made in various areas, including information technology infrastructure and corporate functions outsourced or performed by employees.

Note 18 – Contingencies and Litigation

In the normal course of business, the Company is named as a defendant in various lawsuits and enforcement proceedings by private parties, governmental agencies and/or others in which claims are asserted against Performance Technologies. The Company believes that any additional loss in excess of amounts already accrued would not have a material effect on the Company’s combined balance sheet, results of operations, and cash flows. In addition, management expects that the liabilities which may ultimately result from such lawsuits or proceedings, if any, would not have a material adverse effect on the Company’s financial position.

Note 19 – Net Parent Investment

Net parent investment in the combined balance sheets and combined statements of equity represents the Parent’s historical investment in the Company, the net effect of transactions with Modine and allocations from Modine, and the Company’s accumulated earnings. Net transfers to Parent are included within net parent investment.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The components of net transfers to Parent on the combined statements of cash flows and the reconciliation to the corresponding amounts presented within the combined statements of equity, which includes certain non-cash elements, were as follows:

	Years ended March 31,
	2025	2024
Net transfers to Parent as reflected in the combined statement of cash flows	$(25.3)	$(3.4)
Non-cash direct stock-based compensation expense	7.3	2.3

Net transfers to Parent as reflected in the combined statement of equity	$(18.0)	$(1.1)

Note 20 – Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss were as follows:

	Foreign Currency Translation	Defined Benefit Plans	Total
Balance March 31, 2024	$(80.5)	$(2.4)	$(82.9)
Other comprehensive income (loss) before reclassifications	(8.0)	0.8	(7.2)
Reclassifications:
Amortization of unrecognized net loss (a)	—	0.1	0.1
Income taxes	—	—	—

Total other comprehensive income (loss)	(8.0)	0.9	(7.1)

Balance March 31, 2025	$(88.5)	$(1.5)	$(90.0)

	Foreign Currency Translation	Defined Benefit Plans	Total
Balance March 31, 2023	$(78.2)	$(1.4)	$(79.6)
Other comprehensive income (loss) before reclassifications	(2.3)	(0.7)	(3.0)
Reclassifications:
Amortization of unrecognized net loss (a)	—	0.1	0.1
Unrecognized net pension gain in disposed business (b)	—	(0.6)	(0.6)
Income taxes	—	0.2	0.2

Total other comprehensive income (loss)	(2.3)	(1.0)	(3.3)

Balance March 31, 2024	$(80.5)	$(2.4)	$(82.9)

(a)

Amounts are included in the calculation of net periodic benefit cost for the Company’s defined benefit plans, which include pension and other postretirement plans. See Note 16 for additional information about the Company’s pension plans.

(b)

As a result of the sale of three vehicular businesses based in Germany, the Company wrote-off $0.6 million of net actuarial gains related to the disposal group’s pension plan. See Note 3 for additional information regarding the sale.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

Note 21 – Segment and Geographic Information

The Company currently operates as the Performance Technologies segment within Modine’s consolidated group. The President of Performance Technologies is the chief operating decision maker (“CODM”) of the Company. As a result of an organizational realignment within Performance Technologies in fiscal 2026, the Company has three operating segments: Heavy-Duty Equipment, Commercial Vehicle, and Automotive.

The Heavy-Duty Equipment segment provides heat exchangers and cooling modules for off-highway markets, including agricultural, construction, and mining. In addition, the Heavy-Duty Equipment business sells cooling module generator sets that provide mission critical stationary power. The Commercial Vehicle and Automotive businesses provide heat exchangers and cooling systems for vehicular customers. In addition to products for traditional powertrains, the Commercial Vehicle and Automotive businesses provide products and solutions for zero-emission and hybrid vehicles, primarily for commercial vehicle, bus and specialty vehicles.

The Company’s CODM, its President, reviews the separate financial results for each of its operating segments. The CODM uses segment operating income as a measure of profit and loss to evaluate the financial performance of each segment and as the basis for allocating company resources. The tables below present net sales and significant expense categories for each of the Company’s segments that are regularly provided to the CODM. Inter-segment sales are accounted for based upon an established markup over production costs.

	Year Ended March 31, 2025
	Heavy-Duty Equipment	Commercial Vehicle	Automotive	Inter-segment eliminations	Total
External sales	$559.0	$367.5	$237.0	$—	$1,163.5
Inter-segment sales	21.7	23.0	4.4	(49.1)	—

Net sales	580.7	390.5	241.4	(49.1)	1,163.5
Cost of sales	465.6	307.4	208.8	(49.1)	932.7

Gross profit	115.1	83.1	32.6	—	230.8
Selling, general and administrative expenses	57.8	49.1	26.1	—	133.0
Restructuring expenses	8.3	2.8	9.4	—	20.5

Operating income	$49.0	$31.2	$(2.9)	$—	$77.3

	Year Ended March 31, 2024
	Heavy-Duty Equipment	Commercial Vehicle	Automotive	Inter-segment eliminations	Total
External sales	$612.6	$412.0	$296.7	$—	$1,321.3
Inter-segment sales	31.7	20.1	3.9	(55.7)	—

Net sales	644.3	432.1	300.6	(55.7)	1,321.3
Cost of sales	529.6	361.0	256.7	(55.7)	1,091.6

Gross profit	114.7	71.1	43.9	—	229.7
Selling, general and administrative expenses	56.7	37.2	39.2	—	133.1
Restructuring expenses	—	—	12.0	—	12.0
Gain on sale of assets	—	(1.1)	(2.9)	—	(4.0)

Operating income	$58.0	$35.0	$(4.4)	$—	$88.6

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The following is a summary of segment assets, comprised entirely of trade accounts receivable and inventories, and other assets:

	March 31,
	2025	2024
Assets:
Heavy-Duty Equipment	$218.4	$211.0
Commercial Vehicle	93.9	90.9
Automotive	58.9	66.1
Other (a)	392.2	364.6

Total assets	$763.4	$732.6

(a)

Represents cash and cash equivalents, related party notes receivable, due from related party, other current assets, property plant and equipment, deferred income taxes, other noncurrent assets, and noncurrent related party notes receivable for the segments.

The following is a summary of capital expenditures and depreciation expense by segment:

	Years ended March 31,
	2025	2024
Capital expenditures:
Heavy-Duty Equipment	$18.1	$19.5
Commercial Vehicle	5.2	5.9
Automotive	6.1	9.6

Total capital expenditures	$29.4	$35.0

	Years ended March 31,
	2025	2024
Depreciation expense:
Heavy-Duty Equipment	$13.1	$13.7
Commercial Vehicle	6.6	6.0
Automotive	8.5	8.4

Total depreciation expense	$28.2	$28.1

The following is a summary of net sales by geographic area, based upon the location of the selling unit:

	Years ended March 31,
	2025	2024
United States	$607.5	$630.1
Hungary	179.8	224.7
China	103.6	117.8
Brazil	88.0	90.9
Netherlands	62.4	63.4
Italy	51.7	63.8
Germany	2.1	54.9
Other	68.4	75.7

Net sales	$1,163.5	$1,321.3

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)

The following is a summary of property, plant and equipment by geographic area:

	March 31,
	2025	2024
United States	$47.0	$47.8
Hungary	38.4	40.7
China	33.8	35.8
Mexico	24.3	24.3
Italy	13.8	9.4
Other	26.6	28.8

Total property, plant and equipment	$183.9	$186.8

In fiscal 2025 and 2024, two customers accounted for more than ten percent of the Company’s net sales. These customers operate in the Heavy-Duty Equipment, Commercial Vehicle, and Automotive markets.

Note 22 – Subsequent Events

These combined financial statements are derived from the consolidated financial statements of Modine Manufacturing Company, which issued its annual financial statements for the years ended March 31, 2025 and 2024 on May 21, 2025. Management has evaluated transactions or other events that occurred through May 8, 2026, the date these combined financial statements were available to be issued, for purposes of disclosure of subsequent events.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of January 29, 2026

by and among

MODINE MANUFACTURING COMPANY,

PLATINUM SPINCO INC.,

GENTHERM INCORPORATED

and

PLATINUM GOLD MERGER SUB INC.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

A-i

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

A-ii

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SCHEDULES AND EXHIBITS

Exhibit A	Separation Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Form of Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Intellectual Property Matters Agreement
Exhibit F	Form of Gold Charter Amendment
Exhibit G	Form of Lease Agreement
Schedule A	Overlap Counting Principles

A-iii

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 29, 2026, is entered into by and among Modine Manufacturing Company, a Wisconsin corporation (“Mercury”), Platinum SpinCo Inc., a Delaware corporation and a wholly owned Subsidiary of Mercury (“SpinCo”), Gentherm Incorporated, a Michigan corporation (“Gold”), and Platinum Gold Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Gold (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Mercury, acting through itself and its direct and indirect Subsidiaries, currently conducts the Mercury Business and the SpinCo Business;

WHEREAS, contemporaneously with the execution of this Agreement, Mercury, SpinCo and Gold are entering into the Separation Agreement, pursuant to which Mercury will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the members of the SpinCo Group;

WHEREAS, to effect such separation, Mercury shall, and cause members of the Mercury Group to, contribute, convey, transfer, assign and deliver to SpinCo and members of the SpinCo Group, and SpinCo and members of the SpinCo Group shall accept and assume from Mercury and members of the Mercury Group, all of the right, title and interest of Mercury and the members of the Mercury Group in, to and under certain assets and liabilities relating to the SpinCo Business, in each case on the terms and subject to the conditions set forth in the Separation Agreement;

WHEREAS, in connection with such separation and in partial consideration of the transfer to SpinCo of such assets, SpinCo will make the SpinCo Cash Distribution (as may be adjusted in accordance with this Agreement) to Mercury;

WHEREAS, after such separation and upon the terms and subject to the conditions set forth in the Separation Agreement, Mercury will distribute all of the outstanding shares of the common stock, $0.001 par value, of SpinCo (the “SpinCo Common Stock”) to Mercury’s shareholders without consideration on a pro rata basis (the disposition by Mercury of 100% of the SpinCo Common Stock by way of such distribution is referred to as the “Distribution”);

WHEREAS, following the Distribution, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving corporation and becoming a wholly owned Subsidiary of Gold, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Gold (the “Gold Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Gold Share Issuance, are fair to and in the best interests of Gold and its shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Gold Share Issuance, on the terms and subject to the conditions set forth herein, (c) determined it advisable for the Gold shareholders to approve an amendment to the certificate of incorporation of Gold, substantially in the form of Exhibit F (the “Gold Charter Amendment”) to effect an increase to the number of authorized shares of Gold Common Stock, (d) resolved to recommend that the shareholders of Gold approve the Gold Share Issuance and the Gold Charter Amendment (the “Gold Board Recommendation”), and (e) directed

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

that the Gold Share Issuance and the Gold Charter Amendment be submitted to a vote at a meeting of Gold’s shareholders;

WHEREAS, the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of Mercury (the “Mercury Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Mercury Board required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Mercury Board (which shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement);

WHEREAS, the board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” within the meanings of Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains confidentiality and use provisions that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on Gold; provided, that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting Gold’s compliance with its obligations under this Agreement.

“Action” shall mean any action, claim, charges, complaint, examination, investigation, dispute, suit, countersuit, arbitration or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Adverse Law Event” shall mean (a) the enactment of any Law, issuance of any judicial determination or proposal or promulgation of any administrative authority or pronouncement (including any interpretation of Law) which would materially adversely affect the Intended Tax Treatment, (b) the approval by either house of the U.S. Congress or the U.S. executive branch of any legislation which would if enacted and signed into Law, or would reasonably be expected to if enacted and signed into Law, materially adversely affect the Intended Tax Treatment or (c) the refusal by the IRS to issue any ruling requested in the IRS Ruling Request.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person. Following the Effective Time, Affiliates of Gold shall include the members of the SpinCo Group.

“Agreement” shall mean this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto, including the Gold Disclosure Letter and the SpinCo Disclosure Letter, in each case as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Anti-Corruption Laws” shall mean all Laws relating to the prevention of corruption, money laundering and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Antitrust Laws” shall mean the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and any other federal, state, foreign or supranational Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audit Reimbursement Obligations” shall mean the reasonable and documented out-of-pocket costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the preparation of the SpinCo Audited Financial Statements.

“Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each benefit or compensation plan, program, policy, contract, agreement or arrangement, including each pension, post-employment or retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, consulting, termination, supplemental unemployment, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity or equity-based incentive plan, program, agreement, policy or other arrangement, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean each written Contract with a labor union, labor organization, works council or other employee representative body.

“Company Awards” has the meaning set forth in the definition of “Company Awards” in the Employee Matters Agreement.

“Confidentiality Agreement” shall mean that certain Amended and Restated Mutual Confidentiality Agreement, by and between Gold and Mercury, dated as of November 17, 2025, as amended, restated or supplemented from time to time, including any addendum thereto.

“Consent” shall mean any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

“Contract” shall mean any legally binding contract (whether written or oral), agreement, understanding, arrangement, subcontract, commitment, loan or credit agreement, note, bond, indenture, lease, warranty, accepted

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument, including all amendments, supplements or modifications thereto.

“Contribution” has the meaning set forth in the Separation Agreement.

“Controlled Group Liability” shall mean any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, and (d) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Determination Time” means 4:30 p.m. Eastern Time on the second (2nd) Business Day immediately prior to the date on which the Closing occurs.

“DGCL” shall mean the Delaware General Corporation Law.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Time” has the meaning set forth in the Separation Agreement.

“Employee Matters Agreement” shall mean an Employee Matters Agreement in substantially the form attached hereto as Exhibit C, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Environmental Law” has the meaning set forth in the Separation Agreement.

“Environmental Liabilities” has the meaning set forth in the Separation Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business (whether or not incorporated), any other entity, trade or business (whether or not incorporated) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean (subject to adjustment as contemplated by Section 3.1(a)(iv) and Section 3.1(c)), a number equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution.

“Ex-Im Laws” shall mean all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Financing Reimbursement Obligations” shall mean the sum of (a) all documented out-of-pocket costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the SpinCo Financing or any Permanent SpinCo Financing (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Commitment Letter or the SpinCo Financing Agreements or in connection with any Permanent SpinCo Financing, and the documented out-of-pocket fees, costs and expenses of counsel, accountants, consultants or other advisors (including financial or capital markets advisors)), (b) all

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

documented out-of-pocket costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the Gold Financing, and (c) all interest expense incurred and fees paid by Mercury, SpinCo or any of their respective Subsidiaries with respect to any SpinCo Financing (whether pursuant to the Commitment Letter, the SpinCo Financing Agreements or otherwise) or any Permanent SpinCo Financing with respect to any period, or on any date, at or prior to the earlier of the Closing or the termination of this Agreement; provided, that “Financing Reimbursement Obligations” shall not include costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the actions contemplated by Section 7.5(k).

“Foreign Benefit Plan” shall mean any Benefit Plan that is primarily subject to the laws of a jurisdiction outside the United States.

“Foreign Investment Law” shall mean any federal, state, foreign, or supranational Law that is designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

“Fraud” shall mean any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, that constitutes actual common law fraud under the Laws of the State of Delaware, but does not include fraud based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory.

“Fully Diluted Gold Shares” shall mean the sum of (a) the number of shares of Gold Common Stock outstanding as of the Determination Time plus (b) the number of shares of Gold Common Stock underlying Gold Equity Awards as of the Determination Time (provided, that for purposes of this clause (b), shares of Gold Common Stock underlying Gold RSU Awards and Gold PSU Awards will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

“Fully Diluted SpinCo Shares” shall mean a number of shares of Gold Common Stock equal to (a) the Fully Diluted Gold Shares, multiplied by (b) a fraction equal to (i) 40%, divided by (ii) 60%.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Gold Affiliate Contract” shall mean any Contract, whether or not in writing, between any of Gold or any of the Gold Subsidiaries, on the one hand, and any present or former officer or director of Gold or any of the Gold Subsidiaries or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand.

“Gold Benefit Plan” shall mean each Benefit Plan (a) that is maintained, sponsored, contributed to or entered into, by Gold or any of the Gold Subsidiaries, or to which Gold or any of the Gold Subsidiaries is required to contribute or (b) under or with respect to which Gold or any of its Subsidiaries has any Liability.

“Gold Business” shall mean the businesses of Gold and the Gold Subsidiaries, as conducted as of the date hereof.

“Gold Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the Gold Business, including in each case any outsourced systems and processes.

“Gold Common Stock” shall mean the common stock, without par value, of Gold.

“Gold Credit Agreement” shall mean the Second Amended and Restated Credit Agreement, dated as of June 10, 2022, by and among Gold, the other borrower parties from time to time party thereto, the lenders from

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

time to time party thereto and Bank of America, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Gold Datasite” shall mean the datasite established by Gold for purposes of due diligence of Gold and the Gold Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of Mercury) located at www.intralinks.com.

“Gold Disclosure Letter” shall mean the Disclosure Letter delivered by Gold to Mercury and SpinCo on the date hereof and identified as such.

“Gold Distribution Tax Representations” shall mean the representations of an officer of Gold, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

“Gold Equity Awards” shall mean, collectively, all Gold RSU Awards, Gold Restricted Stock Awards and Gold PSU Awards.

“Gold Equity Incentive Plan” shall mean the Gold 2013 Equity Incentive Plan and the Gold 2023 Equity Incentive Plan.

“Gold Intellectual Property” shall mean the Intellectual Property owned by Gold or any of its Subsidiaries.

“Gold Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Gold and the Gold Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Gold Material Adverse Effect: (a) any change resulting from general market, economic, financial, capital markets or regulatory conditions, (b) any general change in the credit, debt, financial or capital markets or changes in interest or exchange rates, (c) any change in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (d) any change resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related event, or other force majeure event, any epidemic, pandemic or disease, or any worsening thereof, (e) any change resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (f) any change generally affecting the industries in which Gold and the Gold Subsidiaries operate, (g) any change resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse change to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (g) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (h) any change in Gold’s stock price or the trading volume of Gold’s stock or any change in the credit rating of Gold (but not, in each case, the underlying cause of any such change, unless such underlying cause would otherwise be excepted by another clause of this definition), (i) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (j) any change in or the imposition of any tariff, or any action relating to any trade dispute, or change in funding policies of or spending by any Governmental Authority, (k) any failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such failure, unless such underlying cause would otherwise be excepted by another clause of this definition) or (l) any shareholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided, that, in the case of clauses

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(a), (b), (c), (d), (e), (f) and (j), if any such change, event, development, condition, occurrence or effect disproportionately impacts Gold and the Gold Subsidiaries, taken as a whole, as compared to other participants in the industries in which Gold and the Gold Subsidiaries operate, the incremental disproportionate impact thereof may be taken into account in determining whether a Gold Material Adverse Effect has occurred or would reasonably be expected to occur.

“Gold Merger Tax Representations” shall mean the representations of an officer of Gold, dated as of the Closing Date, in substantially the form set forth in Section 7.2(c) of the Gold Disclosure Letter (with any modifications reasonably requested by Tax Counsel or Gold Tax Counsel), delivered to Tax Counsel and Gold Tax Counsel in connection with the Merger Tax Opinions.

“Gold Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of Gold Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately following the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth in Schedule A, but excluding any shares of Gold Common Stock issued pursuant to the Merger in exchange for shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of Gold Common Stock that will be issued and outstanding immediately following the Effective Time (calculated pursuant to this Agreement).

“Gold PSU Award” shall mean a restricted stock unit award subject to performance-vesting conditions granted under a Gold Equity Incentive Plan.

“Gold Registration Statement” shall mean the registration statement on Form S-4 to be filed or confidentially submitted by Gold with the SEC to effect the registration under the Securities Act of the issuance of the shares of Gold Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger (as amended and supplemented from time to time).

“Gold Restricted Stock Award” shall mean a restricted stock award granted under a Gold Equity Incentive Plan.

“Gold RSU Award” shall mean a restricted stock unit award granted under a Gold Equity Incentive Plan that is not a Gold PSU Award.

“Gold SEC Documents” shall mean all forms, reports, schedules, statements and other documents required to be filed or furnished by Gold with the SEC since January 1, 2024.

“Gold Share Issuance” shall mean the issuance of the shares of Gold Common Stock in the Merger.

“Gold Shareholder Approval” shall mean (i) the approval of the Gold Share Issuance at the Gold Shareholders Meeting by the affirmative vote of a majority of the total votes cast by the holders of Gold Common Stock entitled to vote thereon and (ii) the approval of the Gold Charter Amendment at the Gold Shareholders Meeting by the affirmative vote of a majority of the shares of Gold Common Stock outstanding and entitled to vote thereon.

“Gold Subsidiaries” shall mean all direct and indirect Subsidiaries of Gold. Following the Effective Time, the Gold Subsidiaries shall include SpinCo and the SpinCo Subsidiaries.

“Gold Tax Counsel” shall mean Gold’s outside tax counsel, Latham & Watkins LLP.

“Gold Tax Representations” shall mean the Gold Distribution Tax Representations and the Gold Merger Tax Representations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Hazardous Materials” has the meaning set forth in the Separation Agreement.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Information Technology” has the meaning set forth in the Separation Agreement.

“Intellectual Property” has the meaning set forth in the Separation Agreement.

“Intellectual Property Matters Agreement” shall mean an Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit E, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Interests” shall mean shares, partnership interests, limited liability company interests or any other equity interest in any Person.

“Intervening Event” shall mean any change, event, development or occurrence with respect to Gold that is material to Gold and its Subsidiaries (taken as a whole) which was not known by or was not reasonably foreseeable to, the Gold Board as of the date of this Agreement (or which was known or reasonably foreseeable but in respect of which the probability or magnitude of the consequences were neither known nor reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal or Superior Proposal, (b) any events, developments, occurrences or changes in circumstances of Mercury or the members of the SpinCo Group, including any event, development or occurrence that results from the announcement, pendency and consummation of this Agreement or the Transaction or any actions required to be taken or to be refrained from being taken pursuant to this Agreement, (c) the status of the Merger under the HSR Act or of any of the other Requisite Regulatory Approvals, (d) any change in the price, or change in trading volume, of Gold Common Stock, or any change in the credit rating of Gold (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition), (e) the fact in and of itself that Gold met or exceeded internal or analysts’ expectations, projections, forecasts, guidance, estimates, budgets or results of operations (it being understood that the underlying facts giving rise or contributing to such event may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition) or (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), constitute or be deemed to contribute to an Intervening Event.

“IRS” shall mean the U.S. Internal Revenue Service.

“IRS Ruling” shall mean a private letter ruling from the IRS received by Mercury after the date hereof regarding such matters germane to the U.S. federal income Tax consequences of the Reorganization, Contribution, Distribution and Merger and any related transactions as Mercury and Gold may determine in accordance with Section 7.2(h), including any matters included in the initial formal private letter ruling request (as distinguished from any pre-submission conference memorandum) submitted by Mercury pursuant to Section 7.2(h) and any supplemental requests or information submissions by Mercury with respect to modifications requested by, or needed or appropriate to accommodate or respond to, the IRS after such initial formal request, which private letter ruling (a) shall include rulings substantively similar to the rulings contained

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

in IRS Private Letter Ruling 202145020, including with respect to the “Overlap Counting Principles” described therein, except the rulings shall also permit Mercury to rely on voluntary disclosures to investment research companies in determining the share ownership by “Overlapping Shareholders,” and (b) shall not impose an obligation to review investor websites or other sources of information to gather information at a time following the beginning of the day on the date that is two (2) Business Days prior to the Closing Date.

“IRS Ruling Request” shall mean a formal request (as distinguished from any pre-submission conference memorandum) for the IRS Ruling that will be submitted by Mercury to the IRS.

“Knowledge” shall mean (a) with respect to Mercury, the actual knowledge of the persons set forth in Section 1.1(a) of the SpinCo Disclosure Letter, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Letter, and (c) with respect to Gold, the actual knowledge of the persons set forth in Section 1.1(a) of the Gold Disclosure Letter.

“Law” shall mean any national, foreign, international, multinational, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, directive, guidance, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Lease Agreement” shall mean a Lease Agreement in substantially the form attached hereto as Exhibit G, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Lender Parties” shall mean (i) the Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and (ii) the permitted successors and assigns of each of the Persons described in the foregoing clause (i), in each case in their respective capacities as such.

“Lenders” shall mean the entities (including commitment parties, agents, co-agents, lenders, arrangers, bookrunners, underwriters, financial institutions, investors or similar debt financing sources) that have committed or commit, after the date hereof, to provide or otherwise enter into agreements as lenders in connection with the Gold Financing, the SpinCo Financing or the Permanent SpinCo Financing, including the Commitment Letter and any joinder agreements, credit agreements or similar definitive financing documents entered into pursuant to the Commitment Letter or relating thereto.

“Liability” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed in connection therewith, in each case, including all costs and expenses relating thereto.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, purchase option, right of first refusal, security interest or other lien of any kind.

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Mercury Assets” has the meaning set forth in the definition of “Company Assets” in the Separation Agreement.

“Mercury Benefit Plan” shall mean each Benefit Plan (a) that is maintained, sponsored, contributed to or entered into by Mercury or any of its Affiliates (including SpinCo and its Subsidiaries) or to which Mercury or any of its Affiliates (including SpinCo and its Subsidiaries) is required to contribute, in each case for the benefit of any SpinCo Group Employee or any other current or former director, officer, consultant, employee or other individual service provider of the SpinCo Business or (b) under or with respect to which SpinCo has any Liability.

“Mercury Business” has the meaning set forth in the definition of “Company Business” in the Separation Agreement.

“Mercury Common Stock” shall mean the common stock, $0.625 par value per share, of Mercury.

“Mercury Credit Agreement” shall mean that certain Sixth Amended and Restated Credit Agreement, dated as of July 10, 2025, by and among Mercury, the other borrowers from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified from time to time (including Amendment No. 1 to Credit Agreement, dated as of December 23, 2025).

“Mercury Combined Tax Return” shall mean any combined, consolidated, affiliated, unitary or similar Tax Return that includes Mercury or any of its Affiliates (other than the members of the SpinCo Group), on the one hand, and any of SpinCo or the SpinCo Subsidiaries, on the other hand, it being understood that a Tax Return claiming group relief or similar sharing of Tax losses or other attributes (or surrendering) shall not, by virtue of such claiming, be considered a Mercury Combined Tax Return.

“Mercury Distribution Tax Representations” shall mean the representations of an officer of Mercury, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

“Mercury Equity Award” has the meaning set forth in the Employee Matters Agreement.

“Mercury Existing Debt Agreements” means the Mercury Credit Agreement and the Mercury Note Purchase Agreement.

“Mercury Group” has the meaning set forth in the definition of “Company Group” in the Separation Agreement.

“Mercury Liabilities” has the meaning set forth in the definition of “Company Liabilities” in the Separation Agreement.

“Mercury Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has a material adverse effect on the ability of Mercury to consummate the Distribution or the Separation by the Outside Date.

“Mercury Note Purchase Agreement” shall mean that certain Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of August 6, 2019, by and among Mercury, PGIM, Inc. and the other noteholders from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time (including the First Amendment thereto, dated as of January 31, 2020, the Second Amendment thereto, dated as of May 19, 2020, the Third Amendment thereto, dated as of May 18, 2021, the Fourth Amendment thereto, dated as of November 21, 2022, and the Fifth Amendment thereto, dated as of July 10, 2025).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Mercury PS Award” has the meaning set forth in the Employee Matters Agreement.

“Mercury SEC Documents” shall mean all forms, reports, schedules, statements and other documents required to be filed or furnished by Mercury or SpinCo with the SEC since January 1, 2024.

“Mercury Tax Group” shall mean any consolidated, combined, affiliated or unitary group that (i) includes Mercury or any of its Affiliates and (ii) does not include SpinCo or any of the SpinCo Subsidiaries.

“Merger Tax Opinions” shall mean Mercury Merger Tax Opinion and the Gold Merger Tax Opinion.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” shall mean the Nasdaq Global Select Market.

“NYSE” shall mean the New York Stock Exchange.

“OFAC” shall mean the U.S. Department of the Treasury Office of Foreign Assets Control.

“Open Source Software” shall mean any software that is subject to the terms of any license agreement that meets the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html or a similar license.

“Organizational Documents” shall mean: (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of the foregoing clauses (a) through (d), including any amendments as may be in effect from time to time.

“Overlap Shareholders” shall have the meaning set forth on Schedule A.

“Overlap Shares” shall mean, with respect to any Overlap Shareholder, (a) the lesser of (i) the SpinCo Overlap Ownership Percentage for such Overlap Shareholder and (ii) the Gold Overlap Ownership Percentage for such Overlap Shareholder, multiplied by (b) the number of shares of Gold Common Stock that will be issued and outstanding immediately following the Effective Time.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Permitted Liens” shall mean: (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property granted in the ordinary course of business; (e) easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record (provided, however, that the same, individually and in the aggregate, do not materially

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) Liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any other Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the obligations in respect of SpinCo Financing, Permanent SpinCo Financing or Gold Financing, in each case, to the extent created pursuant to the applicable definitive documentation for such financing; (l) restrictions on transfer resulting from securities Laws; (m) Liens securing the obligations in respect of the Gold Credit Agreement; (n) Liens securing the obligations in respect of the Mercury Credit Agreement or the Mercury Note Purchase Agreement and which will, in each case, be released prior to or in connection with the Closing, and (o) Liens described on Section 1.1(b) of the Gold Disclosure Letter.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Information” shall mean all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law, Privacy Requirements or by Mercury or Gold, as applicable, in any of their respective privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers and the use of Personal Information for marketing purposes.

“Privacy Requirements” shall mean all applicable Privacy Laws and all of Mercury’s and Gold’s, as applicable, policies, notices and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Proxy Statement” shall mean the proxy statement to be mailed to the shareholders of Gold relating to the Gold Shareholders Meeting, including any amendments or supplements thereto.

“Qualified SpinCo Common Stock” shall mean SpinCo Common Stock received by holders of Mercury Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Record Date” shall mean the close of business on the date to be determined by the Mercury Board (or a committee thereof) as the record date for the determination of holders of record of Mercury Common Stock entitled to receive shares of SpinCo Common Stock in the Distribution.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Registered IP” has the meaning set forth in the Separation Agreement.

“Regulatory Authorizations” shall mean all approvals, clearances, Permits, authorizations, registrations and listings of any Person, in any applicable jurisdiction.

“Release” has the meaning set forth in the Separation Agreement.

“Reorganization” has the meaning set forth in the Separation Agreement.

“Reorganization Step Plan” has the meaning set forth in the Separation Agreement.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, financing sources, attorneys or other representatives.

“Sanctioned Country” shall mean any country or region or government thereof that is, or has been in the five (5) years prior to the date hereof, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the OFAC List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized, or resident in a Sanctioned Country; or (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(b).

“Sanctions” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation” shall mean the transactions contemplated by Section 2.1(a) of the Separation Agreement, subject to Section 2.4 and Section 2.5 of the Separation Agreement.

“Separation Agreement” shall mean that Separation Agreement dated as of the date hereof among Mercury, SpinCo and Gold, attached as Exhibit A to this Agreement, as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Shared Services” has the meaning set forth in the Separation Agreement.

“Software” has the meaning set forth in the Separation Agreement.

“SpinCo Affiliate Contract” shall mean any Contract, whether or not in writing, (a) between any member of the SpinCo Group, on the one hand, and any present or former officer or director of any member of the SpinCo Group or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any member of the SpinCo Group, on the one hand, and Mercury and/or any of its Subsidiaries (other than a member of the SpinCo Group), on the other hand.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“SpinCo Assets” has the meaning set forth in the Separation Agreement.

“SpinCo Benefit Plan” shall mean each Mercury Benefit Plan that is (a) maintained, sponsored, contributed to or entered into solely by SpinCo or a Subsidiary thereof, or to which SpinCo or a Subsidiary thereof (and none of Mercury or any of its other Subsidiaries) is required to contribute, or to which SpinCo or any of its Subsidiaries (and none of Mercury or any of its other Subsidiaries) is a party, or (b) an individual offer letter, employment agreement, change in control employment agreement, or consulting agreement between Mercury or one of its Affiliates (other than the SpinCo Group) and a SpinCo Group Employee.

“SpinCo Books and Records” has the meaning set forth in the Separation Agreement.

“SpinCo Business” has the meaning set forth in the Separation Agreement.

“SpinCo Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the SpinCo Business, including in each case any outsourced systems and processes.

“SpinCo Cash Distribution” has the meaning set forth in the Separation Agreement.

“SpinCo Datasite” shall mean the datasite established by Mercury for purposes of due diligence of the members of the SpinCo Group and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of Gold) located at www.intralinks.com.

“SpinCo Disclosure Letter” shall mean the Disclosure Letter delivered by Mercury and SpinCo to Gold on the date hereof and identified as such.

“SpinCo Group” has the meaning set forth in the Separation Agreement.

“SpinCo Group Employee” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Intellectual Property” has the meaning set forth in the Separation Agreement.

“SpinCo Liabilities” has the meaning set forth in the Separation Agreement.

“SpinCo Make Whole Awards” shall mean the number of shares of Gold Common Stock underlying the Gold Equity Awards that would be awarded in respect of Company Awards pursuant to Sections 4.01(a), 4.01(b) and 4.01(c) of the Employee Matters Agreement, based on Company Awards outstanding as of, and otherwise calculated as of, the Determination Time.

“SpinCo Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a SpinCo Material Adverse Effect: (a) any change resulting from general market, economic, financial, capital markets or regulatory conditions, (b) any general change in the credit, debt, financial or capital markets or changes in interest or exchange rates, (c) any change in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (d) any change resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related event, or other force majeure event, any epidemic, pandemic or disease, or any worsening thereof, (e) any change resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (f) any change generally affecting the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

industries in which the SpinCo Business operates, (g) any change resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse change to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (g) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (h) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (i) any change in or imposition of any tariff, or any action relating to any trade dispute, or change in funding policies of or spending by any Governmental Authority or (j) any failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such failure, unless such underlying cause would otherwise be excepted by another clause of this definition); provided, that in the case of clauses (a), (b), (c), (d), (e), (f) and (i), if any such change, event, development, condition, occurrence or effect disproportionately impacts the SpinCo Business, taken as a whole, as compared to other participants in the industries in which the SpinCo Business operates, the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur.

“SpinCo Merger Tax Representations” shall mean the representations of an officer of SpinCo, dated as of the Closing Date, in substantially the form set forth in Section 7.2(c) of the SpinCo Disclosure Letter (with any modifications reasonably requested by Tax Counsel or Gold Tax Counsel), delivered to Tax Counsel and Gold Tax Counsel in connection with the Merger Tax Opinions.

“SpinCo Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of SpinCo Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately prior to the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth on Schedule A, but excluding any shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of SpinCo Common Stock that will be issued and outstanding immediately prior to the Effective Time.

“SpinCo Registration Statement” shall mean the registration statement to be filed or confidentially submitted by SpinCo with the SEC to effect the registration of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“SpinCo Subsidiaries” shall mean all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization. Following the Effective Time, the SpinCo Subsidiaries shall include the applicable Gold Subsidiaries.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body; provided, that, from and after the Closing, none of the members of the SpinCo Group shall be considered a Subsidiary of Mercury or any of its Subsidiaries.

“Tax Authority” has the meaning set forth in the Tax Matters Agreement.

“Tax Counsel” shall mean Mercury’s outside tax counsel, Gibson, Dunn & Crutcher LLP.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Tax Matters Agreement” shall mean a Tax Matters Agreement in substantially the form attached hereto as Exhibit B, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Technical Services Agreements” shall mean Technical Services Agreements in substantially the form agreed among the Parties pursuant to Section 7.4 of the Separation Agreement, as such agreements may be amended, restated, modified or supplemented from time to time in accordance with their terms.

“Threshold Percentage” shall mean 50.5%.

“Trade Secret” has the meaning set forth in the Separation Agreement.

“Trademark Matters Agreement” shall mean the Trademark Matters Agreement in substantially the form agreed among the Parties pursuant to Section 7.4 of the Separation Agreement, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Transaction Documents” shall mean this Agreement, the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Technical Services Agreements, the Lease Agreement, the Transition Services Agreement, the Trademark Matters Agreement, and the Intellectual Property Matters Agreement, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transaction Process” shall mean all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Assets or any portions thereof, or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Transactions” shall mean the Merger, the Separation, the Distribution, the Gold Special Dividend, if any, and the other transactions contemplated by the Transaction Documents.

“Transition Services Agreement” shall mean a Transition Services Agreement in substantially the form attached hereto as Exhibit D, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” shall mean, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Gold SEC Documents	Section 6.7(a)
Agent Agreement	Section 3.2(b)
Aggregate Adjustment Amount	Section 3.1(c)(ii)(A)
Alternative Notice	Section 7.9(c)
Alternative SpinCo Financing	Section 7.5(b)
Applicable Percentage	Section 3.1(c)(i)
Burdensome Condition	Section 7.4(c)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.15(i)
Commitment Letter	Section 7.5(a)
Competing Proposal	Section 7.9(g)(i)
Competitive Business	Section 7.12(c)
Distribution	Recitals
Distribution Documents	Section 5.20
Distribution Tax Opinion	Section 7.2(b)
Effective Time	Section 2.3
Excess Adjustment Amount	Section 3.1(c)(ii)
Exchange Agent	Section 3.2(b)
Exchange Fund	Section 3.2(b)
Exchange Ratio Increase Amount	Section 3.1(c)(i)
Final Adjustment Amount	Section 3.1(c)(iii)(B)
Final Adjustment Cap	Section 3.1(c)(iii)(C)
Gold	Preamble
Gold Adverse Recommendation Change	Section 7.9(a)
Gold Alternative Financing	Section 7.6(b)
Gold Audit Committee	Section 6.7(b)
Gold Board	Recitals
Gold Board Recommendation	Recitals
Gold Charter Amendment	Recitals
Gold Environmental Permit	Section 6.19(a)
Gold Financing	Section 7.6(a)
Gold Financing Agreements	Section 7.6(d)
Gold Foreign Benefit Plan	Section 6.17(j)
Gold Leased Real Property	Section 6.10(b)
Gold Material Contracts	Section 6.13(a)
Gold Merger Tax Opinion	Section 7.2(c)
Gold Owned Real Property	Section 6.10(a)
Gold Preferred Stock	Section 6.3(a)
Gold Products	Section 6.9(b)
Gold Real Property Leases	Section 6.10(b)
Gold Shareholders Meeting	Section 7.3(d)(i)
Gold Software	Section 6.18(h)
Gold Special Dividend	Section 3.1(c)(ii)(A)
Gold Termination Fee	Section 9.3(b)
Indemnified Parties	Section 7.8(a)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Term	Section
Initial Adjustment Amount	Section 3.1(c)(iii)(D)
Initial Adjustment Cap	Section 3.1(c)(iii)(E)
Intended Tax Treatment	Section 7.2(a)
Interim Period	Section 7.1(a)
Intermediate Adjustment Amount	Section 3.1(c)(iii)(F)
Intermediate Adjustment Cap	Section 3.1(c)(iii)(G)
IRS Pre-Submission Conference Request	Section 7.2(h)(i)
IRS Submission	Section 7.2(h)(i)
Legal Restraint	Section 8.1(d)
Mercury	Preamble
Mercury Audit Committee	Section 4.6
Mercury Board	Recitals
Mercury Designated Director	Section 2.5
Mercury Foreign Benefit Plan	Section 5.15(j)
Mercury Merger Tax Opinion	Section 7.2(c)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(v)
Merger Sub Shareholder Approval	Section 7.22
Negotiation Period	Section 7.9(c)
New SpinCo Group Member	Section 5.1
Order	Section 5.8(a)
Outside Date	Section 9.1(b)
Parties	Preamble
Party	Preamble
Permanent SpinCo Financing	Section 7.5(g)
Permanent SpinCo Financing Agreements	Section 7.5(g)
Redactable Information	Section 7.2(h)(iv)
Registered Gold Intellectual Property	Section 6.18(a)
Registered SpinCo Intellectual Property	Section 5.16(a)
Remedies Exception	Section 4.2
Required SpinCo Information	Section 7.5(d)
Requisite Regulatory Approval	Section 8.1(a)
Restricted Period	Section 7.12(c)
Securities Filings	Section 7.3(a)
SpinCo	Preamble
SpinCo Audited Financial Statements	Section 7.24(a)
SpinCo Board	Recitals
SpinCo Common Stock	Recitals
SpinCo Environmental Permit	Section 5.17(a)
SpinCo Financing	Section 7.5(a)
SpinCo Financing Agreements	Section 7.5(d)
SpinCo Material Contracts	Section 5.11(a)
SpinCo Owned Real Property	Section 5.9(a)
SpinCo Products	Section 5.8(b)
SpinCo Proposal	Section 7.10
SpinCo Software	Section 5.16(e)
SpinCo Stockholder Approval	Section 5.21(b)
SpinCo Subsequent Unaudited Financial Statements	Section 7.24(b)
SpinCo Transferred Leased Property	Section 5.9(b)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Term	Section
SpinCo Transferred Property Leases	Section 5.9(b)
SpinCo Unaudited Nine-Month Financial Statements	Section 7.24(a)
SpinCo Unaudited Financial Statements	Section 5.5(a)
Superior Proposal	Section 7.9(g)(ii)
Surviving Corporation	Section 2.1
Trade Controls	Section 5.13(c)
WARN Laws	Section 5.12(c)

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Letter” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Letter of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (G) the word “or” shall be disjunctive but is not exclusive;

(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided, that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates;

(iii) references to any federal, state, local, or foreign statute or Law shall include all rules and regulations promulgated thereunder;

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities; and

(v) all references to “the date hereof,” “the date of this Agreement,” and words of similar import shall all be references to January 29, 2026.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Nothing herein (including the SpinCo Disclosure Letter and the Gold Disclosure Letter) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i) References to “ordinary course of business” refers to the ordinary course of business of the applicable Person and its Subsidiaries taken as a whole and consistent with past practice, including reasonable actions or omissions taken or to be taken by such Person in good faith from time to time in response to changing economics and other conditions, circumstances or events.

(j) All monetary figures shall be in United States dollars unless otherwise specified.

(k) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Mercury Material Adverse Effect or a Gold Material Adverse Effect, as applicable, or materiality.

(l) Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of Mercury related to SpinCo or the SpinCo Business set forth herein shall be deemed to be made as if the transactions contemplated by the Separation Agreement (including the Reorganization) have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder.

(m) The phrases “filed,” “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Gold Datasite or the SpinCo Datasite) or (ii) are otherwise Gold SEC Documents or Mercury SEC Documents and made publicly available on the SEC’s EDGAR website by Gold or Mercury, as applicable, in each case, prior to the execution of this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of Gold. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated in accordance with Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the date on which after the conditions set forth in Article VIII (other than those conditions set forth in Section 8.1(b), and the conditions set forth in Section 8.2 or Section 8.3 that are, in each

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

case, to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures, unless another date and time is agreed to in writing by Mercury and Gold. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date after completion of the Distribution, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Gold and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a) Without limiting Section 7.8(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.

(b) Without limiting Section 7.8(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be “Gentherm Performance Technology Inc.”.

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of SpinCo as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.5 Governance Matters. Gold shall cause the Gold Board to take all action necessary such that, effective as of the Effective Time, the Gold Board shall consist of eleven (11) individuals, including (a) two (2) individuals selected by Mercury (each, a “Mercury Designated Director”) after good-faith consultation with Gold and who each meet the requirements under the rules and regulations of Nasdaq to be considered an independent director of the Gold Board and (b) nine (9) individuals from the Gold Board immediately prior to Closing. Subject to the fiduciary duties of the Gold Board, applicable Laws and the rules and regulations of Nasdaq, Gold shall cause each such Mercury Designated Director to be included in the slate of nominees recommended by the Gold Board to Gold’s shareholders for election as directors at the next annual meeting of Gold shareholders to occur following the Effective Time and shall use no less rigorous efforts to cause the election of each such Mercury Designated Director, as applicable, including soliciting proxies in favor of the election of such Persons, at such annual meeting than the manner in which Gold supports all other nominees.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Effect on Capital Stock; Gold Special Dividend. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of Mercury, SpinCo, Merger Sub or Gold:

(a) SpinCo Capital Stock and Merger Sub Common Stock.

(i) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

converted into the right to receive a number of fully paid and nonassessable shares of Gold Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, in accordance with Section 3.1(c), together with cash paid in lieu of fractional shares of Gold Common Stock in accordance with Section 3.2(e) (the “Merger Consideration”).

(ii) Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Gold or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Gold Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Gold Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time or the Distribution Time (as applicable), other than the Reorganization and the Distribution; provided, that, in the case of SpinCo Common Stock, Mercury shall be entitled to cause the number of outstanding shares of SpinCo Common Stock as of immediately prior to the Distribution Time to be the number determined in accordance with Section 7.16; provided, further, that nothing in this Section 3.1(a)(iv) shall be construed to permit Gold, SpinCo or Mercury to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Gold Common Stock. Each share of Gold Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(c) Potential Exchange Ratio Adjustment.

(i) If the Exchange Ratio would result in the percentage of issued and outstanding shares of Gold Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the percentage of issued and outstanding shares of Gold Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders (if any) (such aggregate percentage, the “Applicable Percentage”), being less than the Threshold Percentage of all shares of Gold Common Stock issued and outstanding immediately following the consummation of the Merger (determined without regard to any adjustment pursuant to this Section 3.1(c)) (for this purpose, (A) including instruments other than Gold Common Stock that are treated as stock of Gold for U.S. federal income Tax purposes, and treating such instruments as a number of shares of Gold Common Stock corresponding to the relative value or voting power of such instruments (whichever is greater)) and (B) including stock or other instruments described in clause (A) that may be issued after the consummation of the Merger, pursuant to the exercise or settlement of an option or other Contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (taking into account the safe harbors under Treasury Regulations

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 1.355-7(d)), then the Exchange Ratio shall be increased (the amount of such increase, the “Exchange Ratio Increase Amount”) to the extent necessary so that such increased Exchange Ratio would result in the percentage of shares of issued and outstanding shares of Gold Common Stock to be received by the holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than Overlap Shareholders (if any)), together with the percentage of issued and outstanding shares of Gold Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders (if any), being equal, in the aggregate, to the Threshold Percentage. It is understood and agreed that, notwithstanding the references to holders of SpinCo Common Stock other than the Overlap Shareholders in this Section 3.1(c)(i), this distinction is being made solely for the purposes of the calculation of the Exchange Ratio and is not intended to, and does not, describe which holders of SpinCo Common Stock receive shares of Gold Common Stock in the Merger, which is described in Section 3.1(a).

(ii) If the Exchange Ratio is increased pursuant to Section 3.1(c)(i), then:

(A) Prior to the Merger, SpinCo, subject to applicable Law and to Section 3.1(c)(ii)(B), Section 3.1(c)(ii)(C), Section 3.1(c)(ii)(D) and Section 3.1(c)(ii)(E), shall reduce the amount of the SpinCo Cash Distribution by an aggregate amount equal to the Initial Adjustment Amount; and

(B) provided, that if the Aggregate Adjustment Amount exceeds the Initial Adjustment Cap, then, following the action required by the foregoing clause (A), with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Initial Adjustment Cap, prior to the Merger (regardless of whether the actual payment date for any Gold Special Dividend is before, on or after the Effective Time), Gold, subject to applicable Law, shall declare a special dividend pro rata to the holders of Gold Common Stock as of a record date prior to the Closing Date (the “Gold Special Dividend”) in an aggregate amount equal to the Intermediate Adjustment Amount; and

(C) provided, further, that if the Aggregate Adjustment Amount exceeds the Intermediate Adjustment Cap, then, following the action required by the foregoing clauses (A) and (B), with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Intermediate Adjustment Cap, (i) the amount of the SpinCo Cash Distribution shall be further decreased by an amount equal to 40% of the Final Adjustment Amount, and (ii) the Gold Special Dividend shall be increased by an amount equal to 60% of the Final Adjustment Amount; and

(D) provided, further, that if the Aggregate Adjustment Amount exceeds the Final Adjustment Cap (the amount by which the Aggregate Adjustment Amount exceeds the Final Adjustment Cap, the “Excess Adjustment Amount”), then (1) Mercury shall, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount and (2) Gold shall, in its sole discretion, be entitled to further increase the Gold Special Dividend up to the Excess Adjustment Amount.

(E) Notwithstanding anything in this Agreement to the contrary, if the Aggregate Adjustment Amount exceeds the Final Adjustment Cap and the sum of (i) the absolute value of the decrease in Section 3.1(c)(ii)(D)(1) and (ii) the increase in Section 3.1(c)(ii)(D)(2) is less than the Excess Adjustment Amount, then the Exchange Ratio shall not be increased as contemplated by Section 3.1(c)(i), and neither Mercury nor Gold shall be obligated to consummate the transactions contemplated to occur at the Closing.

(iii) For purposes of this Agreement:

(A) “Aggregate Adjustment Amount” shall mean the product of: (A) the Exchange Ratio Increase Amount, multiplied by (B) $37.4775, multiplied by (C) the number of outstanding shares of SpinCo Common Stock that will be outstanding immediately prior to the Effective Time.

(B) “Final Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the Intermediate Adjustment Cap and (y) the Final Adjustment Cap minus the Intermediate Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

(C) “Final Adjustment Cap” shall mean $200,000,000.00.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(D) “Initial Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount and (y) the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

(E) “Initial Adjustment Cap” shall mean $35,000,000.00.

(F) “Intermediate Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the Initial Adjustment Cap and (y) the Intermediate Adjustment Cap minus the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

(G) “Intermediate Adjustment Cap” shall mean $70,000,000.00.

(iv) The determination as to whether the percentage of issued and outstanding shares of Gold Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the percentage of issued and outstanding shares of Gold Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders (if any), meets the Threshold Percentage shall be made jointly by Gold and Mercury acting reasonably and in good faith and in consultation with their respective outside legal counsel and tax advisors. In furtherance thereof, (A) during the Interim Period, Gold and Mercury shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio pursuant to this Section 3.1(c), (B) no later than ten (10) Business Days prior to the expected Closing, and on each Business Day following the tenth (10th) Business Day prior to the expected Closing, each of Gold and Mercury shall provide the other Party with any information that is reasonably necessary or reasonably requested by such other Party with respect to the calculation of the Overlap Shares, the Applicable Percentage, the Exchange Ratio, the Aggregate Adjustment Amount and the Excess Adjustment Amount (if any) as of such date and shall provide one another with such information as of the Determination Time as promptly as reasonable practicable and (C) promptly thereafter, if such Party determines, acting reasonably and in good faith and in consultation with the other Party and its outside legal counsel and tax advisors, that the Threshold Percentage is not met, such Party shall notify the other Party thereof (together with its calculation of the Applicable Percentage and proposed Exchange Ratio Increase Amount, Aggregate Adjustment Amount and Excess Adjustment Amount (if any), including reasonable supporting detail for any such calculations). Gold and Mercury shall consider and discuss in good faith any comments to the Exchange Ratio Increase Amount, the Aggregate Adjustment Amount or the Excess Adjustment Amount (if any) proposed by the other Party and seek to determine the final amounts thereof as promptly as practicable following the Determination Time.

Section 3.2 Surrender and Payment.

(a) Pursuant to Section 3.3 of the Separation Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed or exchanged, as applicable, in the Distribution.

(b) Prior to the Effective Time, Gold shall designate a nationally recognized commercial bank or trust company reasonably acceptable to Mercury to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.2(b). At or substantially concurrently with the Effective Time, SpinCo shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.2(b) as promptly as practicable after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of Gold Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d) and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from Gold, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exchange Fund shall be invested by the Exchange Agent as directed by Gold; provided, that (i) no such investment of or losses thereon shall relieve Gold from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, Gold shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of Gold. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than ten (10) Business Days prior to the Effective Time, Gold shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to Mercury, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(c) As promptly as practicable after the Effective Time, Gold shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time, from the Exchange Fund, the shares of Gold Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares of SpinCo Common Stock). Each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of Gold Common Stock that such holder has the right to receive pursuant to this Section 3.2(c) (and cash in lieu of fractional shares of Gold Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Gold Common Stock held by it from time to time hereunder or under the Agent Agreement.

(d) Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared with respect to Gold Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Gold Common Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of Gold Common Stock, there shall be paid to the record holder of such shares of Gold Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of fractional shares of Gold Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Gold Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of Gold Common Stock and a payment date subsequent to the distribution of such whole shares of Gold Common Stock.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Gold Common Stock or book-entry credit of the same shall be issued on conversion of shares of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a shareholder of Gold. All fractional shares of Gold that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Gold Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Gold), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of shares of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of Gold Common Stock pursuant to the Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(f) No Further Ownership Rights in SpinCo Common Stock. All shares of Gold Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of shares of SpinCo Common Stock on the one (1) year anniversary of the Effective Time shall be delivered to Gold, and any former holders of shares of SpinCo Common Stock who have not received shares of Gold Common Stock in accordance with this Article III shall thereafter look only to Gold for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of Gold Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the Gold Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law).

(h) No Liability. None of Mercury, the Surviving Corporation, Gold, Merger Sub, the Exchange Agent or any other Person shall be liable to any holder of SpinCo Common Stock or any holder of shares of Mercury Common Stock for shares of Gold Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.

(j) Tax Withholding. SpinCo, Mercury, Gold, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be paid over to the appropriate Governmental Authority and will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.3 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF MERCURY RELATING TO MERCURY

Except as otherwise disclosed or identified in (a) the Mercury SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking predictive or cautionary statements) or (b) the SpinCo Disclosure Letter (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Mercury hereby represents and warrants to Gold and Merger Sub as follows:

Section 4.1 Organization of Mercury.

(a) Mercury has been duly incorporated and is validly existing and in good standing as a Wisconsin corporation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) Mercury and (to the extent relating to the SpinCo Business) each member of the Mercury Group has all requisite corporate power and authority to own, lease and operate its respective properties and assets in all manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect. Mercury has made available to Gold and Merger Sub true and complete copies of the Organizational Documents of Mercury as in effect on the date hereof. Mercury and (to the extent relating to the SpinCo Business) each member of the Mercury Group is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Mercury Material Adverse Effect.

Section 4.2 Due Authorization. Mercury has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions, except for such further action of the Mercury Board required, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation Agreement). The execution and delivery by Mercury of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Transactions have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Mercury is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Mercury Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement), consummate the Transactions. Each of this Agreement and the Transaction Documents to which Mercury is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which each of Gold or Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of Gold or Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of Mercury, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered in an Action at law or in equity (collectively, the “Remedies Exception”).

Section 4.3 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Gold and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Mercury for the execution, delivery and performance by Mercury of this Agreement or by any member of the Mercury Group of any Transaction Document to which it is a party or the consummation by Mercury or any member of the Mercury Group of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 4.3(a), neither the execution, delivery and performance by Mercury of this Agreement and by any member of the Mercury Group of the Transaction Documents to which it is or will be a party as of the Effective Time, nor the consummation by Mercury or of any member of the Mercury Group of the Transactions, will (i) conflict with or result in any breach or violation of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

any provision of the Organizational Documents of Mercury or of any member of the Mercury Group, (ii) result in a breach or violation of, or constitute a default under, require a Consent under or give rise to any right of termination, amendment, cancellation payment obligation or acceleration adverse to Mercury under a Contract to which Mercury or any member of the Mercury Group is a party that constitutes (A) an “instrument defining the rights of holders of the equity or debt securities” with respect to Mercury as such term is described in Item 601(b)(4) of Regulation S-K of the SEC, or (B) a “material contract” with respect to Mercury as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC), (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the SpinCo Assets or (iv) violate any Law applicable to Mercury or of any member of the Mercury Group, except, in the case of clause (ii), clause (iii) and clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

Section 4.4 Litigation. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of Mercury, threatened before or by any Governmental Authority against Mercury or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to result in a Mercury Material Adverse Effect, and (b) neither Mercury nor any of its Subsidiaries is subject to any Order that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Mercury Material Adverse Effect.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which Gold or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the members of the SpinCo Group would be liable after the Closing, in connection with this Agreement or the other Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of Mercury or any of its Subsidiaries.

Section 4.6 Mercury Reports and Financial Statements. Mercury has established and maintains a system of internal controls and procedures that comply in all material respects with applicable Law (including disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act). Such internal controls and procedures are designed to ensure that information required to be disclosed by Mercury with respect to the SpinCo Business in any Mercury SEC Document is recorded and reported on a timely basis to the individuals responsible for the preparation of such Mercury SEC Document. Such internal controls and procedures are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the Mercury Board (the “Mercury Audit Committee”). Since January 1, 2024, Mercury’s chief executive officer and its chief financial officer have disclosed to Mercury’s independent auditor and the Mercury Audit Committee (i) any significant deficiency or material weakness in Mercury’s internal controls and (ii) any fraud, whether or not material, involving management or other employees who have a significant role in Mercury’s internal controls. Since January 1, 2024, neither Mercury nor any member of the Mercury Group has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Mercury or any member of Mercury Group or their respective internal accounting controls, in each case, with respect to the SpinCo Business.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF MERCURY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Mercury SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SpinCo Disclosure Letter (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Mercury hereby represents and warrants to Gold and Merger Sub as follows:

Section 5.1 Organization of the SpinCo Group. SpinCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each member of the SpinCo Group other than SpinCo is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Each member of the SpinCo Group has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing (or equivalent status as applicable) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. SpinCo has made available to Gold true and complete copies of the Organizational Documents of SpinCo as in effect on the date of this Agreement. Section 5.1 of the SpinCo Disclosure Letter sets forth a list of each member of the SpinCo Group and its respective jurisdiction of its organization; provided, that to the extent that the Reorganization provides for the formation of new members of the SpinCo Group (each, a “New SpinCo Group Member”), Section 5.1 of the SpinCo Disclosure Letter shall be deemed to be automatically amended to include such New SpinCo Group Member upon Mercury delivering copies of the Organizational Documents of such New SpinCo Group Member to Gold to the extent applicable and the representations set forth in this Section 5.1 with respect to such New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member is formed and not as of the date hereof.

Section 5.2 Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 5.4(a)) to consummate the Transactions (subject, in the case of the Merger, to the SpinCo Stockholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Mercury Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by Mercury (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Stockholder Approval, no other corporate action on the part of SpinCo, the SpinCo Group or the Mercury Group is necessary to authorize this Agreement or the Transaction Documents to which SpinCo is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement and such other applicable Transaction Documents to which Gold or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Gold or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3 Capitalization of the Members of the SpinCo Group.

(a) As of the date hereof, (i) the authorized capital stock of SpinCo consists of 5,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

immediately prior to the Distribution will be), owned, of record and beneficially, by Mercury and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.

(b) Except for the shares of SpinCo Common Stock, there are no shares of common stock, preferred stock or other equity interests of SpinCo issued or outstanding. No bonds, debentures, notes or other indebtedness of any member of the SpinCo Group having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except pursuant to the Separation Agreement and the Transaction Documents (including the Separation and the Distribution), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

(d) The issued and outstanding Interests of each Subsidiary of SpinCo have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, legal and beneficial title to all the issued and outstanding Interests of each Subsidiary of SpinCo, free and clear of any Liens (other than Permitted Liens or those set forth in their respective Organizational Documents, arising pursuant to applicable securities Laws or created by this Agreement), except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole. Except pursuant to the Transaction Documents, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any Subsidiary of SpinCo, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any Subsidiary of SpinCo, and there are no agreements of any kind which may obligate any Subsidiary of SpinCo to issue, purchase, redeem or otherwise acquire any of its Interests. The representations set forth in this Section 5.3(d) with respect to each New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member becomes a Subsidiary of SpinCo.

(e) Section 5.3(e) of the SpinCo Disclosure Letter contains a true, correct and complete list, as of January 28, 2026, of all Mercury Equity Awards held by SpinCo Group Employees, indicating, as applicable, with respect to each Mercury Equity Award held by SpinCo Group Employees then outstanding, the employee ID of the holder of the Mercury Equity Award, the type of Mercury Equity Award, the number of shares of common stock of Mercury subject to such Mercury Equity Award, the grant date for such Mercury Equity Award, the exercise or purchase price and expiration date of such Mercury Equity Award (as applicable), and the vesting schedule for such Mercury Equity Award (with the number of shares subject to issuance pursuant to outstanding Mercury PS Awards based on target and maximum performance achievement). No later than five (5) days prior to the Closing, Mercury shall provide an updated version of Section 5.3(e) of the SpinCo Disclosure Letter as of no later than one day prior to the date such schedule is delivered.

Section 5.4 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Gold and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of SpinCo for the execution, delivery and performance by SpinCo of this Agreement or by SpinCo or any member of the SpinCo Group of any Transaction Document to which it is a party or the consummation by SpinCo or any member of the SpinCo Group of the Transactions, except (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 5.4(a), neither the execution, delivery and performance of this Agreement by SpinCo or any Transaction Document by SpinCo or any member of the SpinCo Group to which it is or will be a party as of the Effective Time, nor the consummation by SpinCo or any member of the SpinCo Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of SpinCo or of the members of the SpinCo Group, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to any member of the SpinCo Group under any SpinCo Material Contract or SpinCo Transferred Property Lease or (iii) violate any Law applicable to the SpinCo Business, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.5 Financial Statements; Undisclosed Liabilities.

(a) Section 5.5(a) of the SpinCo Disclosure Letter sets forth the carve-out unaudited statement of operations of the SpinCo Business for the fiscal years ended March 31, 2025 and March 31, 2024 and the nine (9) months ended September 30, 2025, and the unaudited balance sheet of the SpinCo Business as of September 30, 2025 and March 31, 2024 (collectively, the “SpinCo Unaudited Financial Statements”). The SpinCo Unaudited Financial Statements (x) were prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of Mercury for the fiscal years ended March 31, 2025 and March 31, 2024, which were prepared in accordance with GAAP as consistently applied by Mercury throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to the absence of footnote disclosures and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the SpinCo Business; provided, that the SpinCo Unaudited Financial Statements and the foregoing representations and warranties are qualified by the facts that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within Mercury’s consolidated financial statements, (B) the SpinCo Unaudited Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would have incurred on a standalone basis, and (C) the SpinCo Unaudited Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future.

(b) There are no liabilities or obligations of the SpinCo Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a combined balance sheet of the SpinCo Business, other than those that: (i) are reflected or reserved for in the SpinCo Unaudited Financial Statements; (ii) have been incurred in the ordinary course of business since September 30, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by SpinCo or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) When delivered pursuant to Section 7.24 of this Agreement, the SpinCo Audited Financial Statements will (x) have been prepared in accordance with GAAP as consistently applied by Mercury throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended; provided, that the SpinCo Audited Financial Statements and the foregoing representations and warranties are qualified by the facts that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within Mercury’s consolidated financial statements, (B) the SpinCo Audited Financial Statements will assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would have incurred on a standalone basis, and (C) the SpinCo Audited Financial Statements will not necessarily be indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future. The SpinCo Audited Financial Statements will conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the SpinCo Registration Statement and the Gold Registration Statement.

(d) No member of the SpinCo Group is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the SpinCo Group, taken as a whole.

Section 5.6 Absence of Certain Changes or Events. (a) Except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business or as contemplated by this Agreement or the other Transaction Documents (including the reorganizations and transactions undertaken to facilitate the Reorganization and the Distribution), since September 30, 2025 and through the date of this Agreement, the SpinCo Business has been operated in the ordinary course of business in all material respects and (b) since September 30, 2025, there has not occurred any event, change, occurrence, circumstance, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.7 Sufficiency of the SpinCo Assets. At the Closing, (a) taking into account and giving effect to all of the Transaction Documents (including the rights, benefits and services made available in the Transaction Documents) and the Reorganization, (b) assuming all consents, authorizations, expiration of waiting periods assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents have been obtained and (c) other than with respect to Shared Services, the members of the SpinCo Group will own or have good, valid and marketable title to, and the valid right to use (including by means of ownership or rights pursuant to licenses or other Contracts), the assets, properties and rights necessary to conduct the SpinCo Business immediately following the Closing in substantially the same manner in all material respects as conducted by Mercury and its Subsidiaries as of the date hereof, taking into account the natural evolution of the SpinCo Business during the interim period between the date hereof and the Closing (to the extent permitted under this the terms of this Agreement). The foregoing is not, and is not intended to be, a representation or warranty of any kind regarding non-infringement (which representation and warranty is solely as set forth in Section 5.16).

Section 5.8 Litigation.

(a) (i) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of SpinCo, threatened, against any member of the SpinCo Group, or arising out of or relating to the SpinCo Business and pending or, to the Knowledge of SpinCo, threatened, against Mercury or any of its Subsidiaries other than the members of the SpinCo Group, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (ii) no member of the SpinCo Group (nor any of Mercury or any of its other Subsidiaries solely with respect to the SpinCo Business) is subject to any outstanding order, judgment, writ, injunction, stipulation, ruling, assessment, award or decree issued by any Governmental Authority or any arbitration or mediation tribunal (any “Order”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) There is no, and in the past two (2) years has been no, (i) product warranty or product liability Actions pending or, to the Knowledge of SpinCo, threatened, against any member of the SpinCo Group, or arising out of or relating to the SpinCo Business and pending or, to the Knowledge of SpinCo, threatened, against Mercury or any of its Subsidiaries other than the members of the SpinCo Group with respect to any services or products designed, marketed, developed, manufactured, assembled, sold, distributed or delivered by the members of the SpinCo Group in connection with the SpinCo Business (“SpinCo Products”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (ii) no member of the SpinCo Group has (A) been served with process or threatened in writing, regarding any Action or recall or (B) initiated or been required to initiate a product recall, consumer recall, suspension or withdrawal or similar Action, in each case with respect to any SpinCo Products, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. To the Knowledge of SpinCo, (i) there are no facts which the members of the SpinCo Group expect to furnish a basis for the recall of any SpinCo Product or withdrawal of any approval, license, registration or consent of any Governmental Authority with respect to SpinCo, the SpinCo Business or any SpinCo Products, (ii) there is no basis for the recall of any SpinCo Product and (iii) there are no defects, technical concerns or problems in any of the SpinCo Products currently offered by any member of the SpinCo Group that would prevent the same from performing in accordance with their user specifications or functionality descriptions, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.9 Real Property.

(a) Section 5.9(a) of the SpinCo Disclosure Letter sets forth a true and complete list of the material real property owned, or that will be owned following the Reorganization, by members of the SpinCo Group which constitute SpinCo Assets (together with the land, buildings, structures, improvements and fixtures thereon, the “SpinCo Owned Real Property”). Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) the members of the SpinCo Group, as applicable, have good and marketable indefeasible fee simple or valid title to all SpinCo Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) none of Mercury, the members of the SpinCo Group, or their respective Subsidiaries have received written notice of any, and to the Knowledge of SpinCo, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any SpinCo Owned Real Property. Except as set forth on Section 5.9(a) of the SpinCo Disclosure Letter and as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) no member of the SpinCo Group has granted to any Person the right to use or occupy any SpinCo Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any SpinCo Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no member of the SpinCo Group is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property.

(b) Section 5.9(b) of the SpinCo Disclosure Letter sets forth a true and complete list of material leased or subleased real property in which the members of the SpinCo Group have, or will have an interest following the Reorganization, a leasehold or subleasehold interest and which constitute SpinCo Assets (the “SpinCo Transferred Leased Property”), and the leases, subleases and other similar agreements with respect thereto (the “SpinCo Transferred Property Leases”). Mercury has made available to Gold copies of each SpinCo Transferred Property Lease that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Mercury or pursuant to applicable Law). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the members of the SpinCo Group, as applicable, have a valid leasehold or subleasehold interest in the SpinCo Transferred Leased Property, free and clear of all Liens, except Permitted Liens, and each such leasehold or subleasehold interest in a SpinCo Transferred Leased Property is legal, valid, binding, enforceable and in full force and effect subject to the Remedies Exception, (ii) no member of the SpinCo Group, or, to the Knowledge of SpinCo, as of the date hereof, any other party thereto, is in breach of or default under any SpinCo Transferred Property Lease and no event has occurred or circumstances exists which, with delivery of notice, the passage of time or both, would constitute

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

such a breach or default, or permit the termination or acceleration of rent under such SpinCo Transferred Property Lease, (iii) no member of the SpinCo Group has, as of the date hereof, received any written notice from any lessor of any SpinCo Transferred Leased Property of any breach of or default under any lease or sublease thereof by any member of the SpinCo Group, which breach or default has not been cured, and (iv) no member of the SpinCo Group has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any SpinCo Transferred Property Lease or SpinCo Transferred Leased Property, except Permitted Liens.

(c) The SpinCo Owned Real Property and the SpinCo Transferred Leased Property comprise all of the material real property used or intended to be used as of the date hereof in the SpinCo Business.

Section 5.10 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to a member of the SpinCo Group have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Returns, in respect of each member of the SpinCo Group and the SpinCo Business have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any member of the SpinCo Group (and, to the Knowledge of SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of any member of the SpinCo Group;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by each member of the SpinCo Group have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and each member of the SpinCo Group has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to any member of the SpinCo Group have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) No member of the SpinCo Group has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where any member of the SpinCo Group does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) No member of the SpinCo Group (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any Tax allocation, sharing, indemnity, or reimbursement agreement the only parties to which are members of the SpinCo Group), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than Mercury or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);

(vii) Other than in connection with the Separation, within the past two (2) years, no member of the SpinCo Group has constituted either a “distributing corporation” or a “controlled corporation” (within the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) No member of the SpinCo Group has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any member of the SpinCo Group or the SpinCo Business.

(b) Neither Mercury nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) Mercury from delivering the Mercury Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Gold from delivering the Gold Tax Representations, (v) Mercury from receiving the IRS Ruling, (vi) Mercury or Gold from receiving the Tax opinions described in Section 7.2(d), (vii) Mercury from receiving Mercury Merger Tax Opinion or (viii) Gold from receiving the Gold Merger Tax Opinion.

Section 5.11 Material Contracts.

(a) There are no SpinCo Material Contracts as of the date hereof except as set forth in Section 5.11(a) of the SpinCo Disclosure Letter. The term “SpinCo Material Contracts” means Contracts (other than (x) sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments or (y) Benefit Plans) in the following categories that are primarily related to the SpinCo Business and to which Mercury or any of its Subsidiaries is a party (in each case, other than any Contract or portion thereof that is a Mercury Asset, any intercompany agreements or any Contract for Shared Services):

(i) each of the top ten (10) Contracts that are primarily related to the SpinCo Business, measured by the total amounts invoiced to the SpinCo Business during the twelve (12) month period ending December 31, 2025, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) the Contracts with each of the top ten (10) customers of the SpinCo Business, measured by amounts paid to the SpinCo Business during the twelve (12) month period ending December 31, 2025;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by the SpinCo Business in excess of $1,000,000, other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between the SpinCo Business and a third party;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving the SpinCo Business and a third party which (A) is reasonably expected to have revenues attributable to the SpinCo Business in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which Mercury or any of its Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between Mercury and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Mercury;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets, in each case, for aggregate consideration under such Contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the SpinCo Business will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligations;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of any member of the SpinCo Group or its Affiliates after the Closing to compete in any business or with any

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the SpinCo Business, or (C) any Contract the express terms of which grant the other party exclusivity or similar rights as would have a material impact on the SpinCo Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to any member of the SpinCo Group or (with respect to the SpinCo Business) the Mercury Group, or granted to any member of the SpinCo Group or (with respect to the SpinCo Business) the Mercury Group, any covenant not to sue or right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software on standard terms with aggregate annual or one-time license, maintenance, support and other fees of less than $250,000, or (2) any member of the SpinCo Group or (with respect to the SpinCo Business) the Mercury Group has granted any Person a license to any material SpinCo Intellectual Property or a covenant not to sue or other right of use with respect to any material SpinCo Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business in connection with the sale of any products or services to SpinCo customers, or (B) relating to the development of any material Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary (other than Contracts entered into with employees or independent contractors on Mercury’s standard form invention assignment agreements made available to Gold);

(viii) other than the Commitment Letter or otherwise in connection with the SpinCo Financing or Permanent SpinCo Financing, any Contract relating to or evidencing indebtedness for borrowed money of the SpinCo Business in excess of $1,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between Mercury and a Subsidiary of Mercury or between Subsidiaries of Mercury;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements exclusively related to the SpinCo Business;

(x) each Contract under which any member of the SpinCo Group has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the SpinCo Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to Mercury, SpinCo or any member of the Mercury Group or SpinCo Group primarily used or primarily held for use in the SpinCo Business; and

(xii) any material settlement Contract relating to any actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which any member of the SpinCo Group (after giving effect to the Reorganization) has ongoing obligations after the Closing.

(b) Mercury has made available to Gold copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Mercury or pursuant to applicable Law). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each SpinCo Material Contract is a legal, valid and binding obligation of Mercury or a Subsidiary thereof, as applicable, and, to the Knowledge of SpinCo, each counterparty thereto, and is in full force and effect and enforceable in accordance with its terms subject to the Remedies Exception, (ii) neither Mercury and its applicable Subsidiaries nor, to the Knowledge of SpinCo, any other party thereto, is in breach of, or in default under, any such SpinCo Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Mercury or any of its applicable Subsidiaries, or, to the Knowledge of SpinCo, any other party thereto. As of the date hereof, no party to any SpinCo Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify in any material respect (other than notice of amendments or modifications provided in the ordinary course of business), or elect not to renew or perform in any material respect, such SpinCo Material Contract).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 5.12 Labor Relations.

(a) Section 5.12(a) of the SpinCo Disclosure Letter sets forth a list, as of the date of hereof, of (i) each labor union, works council or other employee representative body that represents SpinCo Group Employees and (ii) each Collective Bargaining Agreement covering SpinCo Group Employees and/or to which any member of the SpinCo Group is a party or by which any member of the SpinCo Group is bound. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole or as set forth on Section 5.12(a) of the SpinCo Disclosure Letter: (i) no petition for recognition or certification of a bargaining unit or employee representative of a labor organization for the representation of any SpinCo Group Employees is pending or, to the Knowledge of SpinCo, threatened; and (ii) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling material labor dispute, union organizing activity, in each case affecting the SpinCo Business or any of the members of the SpinCo Group or relating to any SpinCo Group Employees, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of SpinCo, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with or otherwise related to any SpinCo Group Employees or current independent contractors of the SpinCo Business, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, for the past two (2) years, Mercury and each of its Affiliates, as well as the SpinCo Group, has been in compliance with all Laws relating to labor and employment and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation civil rights, plant closures and mass layoffs (including the Worker Adjustment and Retraining Notification Act and any similar plant closures and mass layoffs Laws (“WARN Laws”)), wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, occupational health and safety, workers’ compensation and immigration, in each case, with respect to the SpinCo Group Employees, former employees, and independent contractors or other workers providing services to the SpinCo Business.

(d) With respect to the SpinCo Business and the SpinCo Group Employees, Mercury and its Affiliates have reasonably investigated all allegations of sexual or other harassment that have been reported to Mercury’s Helpline in the past two (2) years. Neither Mercury nor any of its Affiliates reasonably anticipates any material Liabilities relating to any such allegations.

(e) Except as set forth on Section 5.12(e) of the SpinCo Disclosure Letter, all SpinCo Group Employees are, as of the date hereof, exclusively or primarily dedicated to the SpinCo Business.

Section 5.13 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.17), Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group are, and, during the past two (2) years Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group (i) have been in compliance with all applicable Laws and (ii) have not received written notice from any Governmental Authority alleging any material non-compliance with or possible material violation of any applicable Law or that Mercury or any of its Subsidiaries (with respect to the SpinCo Business) or the members of the SpinCo Group, is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Neither Mercury nor any of its

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Subsidiaries (in each case, solely with respect to the SpinCo Business) is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of SpinCo (A) the imposition of any such agreement or decree is not currently pending, and (B) neither Mercury nor any of its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), at all times during the past two (2) years (i) Mercury and its Subsidiaries (solely with respect to the SpinCo Business) and the members of the SpinCo Group have obtained and maintained all of the Permits and Regulatory Authorizations necessary to conduct the SpinCo Business substantially in the manner it was conducted as of the applicable date in compliance with applicable Law and (ii) such Permits and Regulatory Authorizations as are necessary to conduct the SpinCo Business substantially in the manner it is currently conducted are valid and in full force and effect and Mercury or its applicable Subsidiary or the applicable member of the SpinCo Group is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) None of Mercury or any of Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group, any SpinCo Group Employee or, to the Knowledge of SpinCo, any agent or other third party representative acting on behalf of the SpinCo Business, (i) is currently, or since April 24, 2019 has been (A) a Sanctioned Person; (B) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (C) otherwise in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”); or (ii) has in the past five (5) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of Mercury or any of Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group, any SpinCo Group Employee, or, to the Knowledge of SpinCo, any agent or third party representative acting on behalf of the SpinCo Business, has (i) received from any Governmental Authority or any Person any written notice, request, citation, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of SpinCo, threatened claims against Mercury or any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) with respect to Trade Controls or Anti-Corruption Laws. Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) have implemented policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

Section 5.14 Regulatory Matters.

(a) During the past two (2) years Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group have filed with the applicable regulatory authorities all required material filings, declarations, listings, registrations, reports or submissions, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable regulatory authorities to Mercury or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with all applicable Laws.

Section 5.15 SpinCo Benefit Plans.

(a) Section 5.15(a) of the SpinCo Disclosure Letter sets forth a list, as of the date hereof, of each material Mercury Benefit Plan and separately identifies and sets forth each material SpinCo Benefit Plan; provided, that such list may omit (i) (x) any Mercury Benefit Plan that is an individualized agreement that is consistent, in all material respects, with a representative form of agreement that has been provided to Gold prior to the date hereof and (y) is not with a SpinCo Group Employee who is or is expected to be an officer of SpinCo and (ii) any Mercury Benefit Plan (other than a SpinCo Benefit Plan) maintained outside of the United States. Within the sixty (60) day period following the date hereof Mercury shall provide a supplemental Section 5.15(a) of the SpinCo Disclosure Letter that sets forth each Mercury Benefit Plan that would been included on such initial schedule but for clause (ii) of the proviso in the first sentence of this Section 5.15(a). Each SpinCo Benefit Plan is exclusive to SpinCo and its Subsidiaries, and no SpinCo Benefit Plan covers or provides benefits to any individual who is not a current or former employee of SpinCo (or an eligible dependent or beneficiary thereof).

(b) As applicable with respect to each of the material SpinCo Benefit Plans required to be set forth on Section 5.15(a) of the SpinCo Disclosure Letter, Mercury has made available to Gold true and complete copies of: (i) the applicable plan document (including all amendments thereto) (or, for any unwritten plan, a summary of the material terms thereof) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non routine correspondence with any Governmental Authority in the past two (2) years. As applicable with respect to each of the material Mercury Benefit Plans required to be set forth on Section 5.15(a) of the SpinCo Disclosure Letter (other than individual agreements or arrangements that do not differ in any material respect from a form of agreement made available to Gold), Mercury has made available to Gold true and complete copies of: (A) the applicable plan document (including all amendments thereto) (or, for any unwritten plan, a summary of the material terms thereof); and (B) the most recent determination, opinion or advisory letter issued by the IRS. Notwithstanding the foregoing provisions of this paragraph, the foregoing materials in respect of material Mercury Benefit Plans (other than SpinCo Benefit Plans) maintained outside of the United States may be made available to Gold during the sixty (60) day period following the date hereof.

(c) Each Mercury Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and, to the Knowledge of SpinCo, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each of the Mercury Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of SpinCo, threatened, against or involving any Mercury Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each Mercury Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Mercury Benefit Plan; and (v) neither SpinCo nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(e) No SpinCo Benefit Plan is, and neither SpinCo nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has any Liability under or with respect to: (i) any Multiemployer Plan or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No SpinCo Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither SpinCo nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of SpinCo, no condition exists that presents a material risk to SpinCo or its Subsidiaries of incurring any such Liabilities (including on account of any ERISA Affiliate). No SpinCo Benefit Plan is, and none of SpinCo or any of its Subsidiaries has any Liability with respect to, a “multiple employer welfare arrangement” (within the meaning of Section 3(40)(A) of ERISA). There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412 or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of SpinCo or any of its Subsidiaries.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any SpinCo Group Employee to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Group Employee (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No SpinCo Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, each SpinCo Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) No SpinCo Benefit Plan provides, and SpinCo does not have any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage (i) as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or ERISA, (ii) in connection with severance benefits or (iii) through the end of the month in which a termination of employment occurs.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each Mercury Benefit Plan that is a Foreign Benefit Plan (a “Mercury Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment or if intended to be filed, registered or approved by a Governmental Authority has been duly and timely filed, registered or approved, as applicable; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Mercury Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each Mercury

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 5.16 Intellectual Property.

(a) Section 5.16(a) of the SpinCo Disclosure Letter sets forth a list of all SpinCo Intellectual Property that is Registered IP (the “Registered SpinCo Intellectual Property”), identifying for each, as applicable, the record (and if different, beneficial) owner, the registration, patent or application number and date, and the jurisdiction and domain name registrar. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Intellectual Property required to be disclosed in Section 5.16(a) of the SpinCo Disclosure Letter pursuant to the foregoing sentence (i) is subsisting and, other than Registered SpinCo Intellectual Property constituting applications, valid and enforceable and (ii) do not require any filings, payments or similar actions to be taken by the SpinCo Group within sixty (60) days of the date hereof for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) as of immediately prior to the Separation, Mercury and its Subsidiaries solely and exclusively own and, as of the Distribution, the members of the SpinCo Group solely and exclusively own, all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; and (ii) the SpinCo Intellectual Property and the Intellectual Property licensed to the members of the SpinCo Group pursuant to the Intellectual Property Matters Agreement constitute all Intellectual Property owned by Mercury and its Subsidiaries used in or necessary for the operation of the SpinCo Business as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, scope, validity, use or enforceability of any SpinCo Intellectual Property (other than ordinary course proceedings instituted by the relevant intellectual property office related to the application for any item of Registered SpinCo Intellectual Property); (ii) the operation of the SpinCo Business does not infringe, misappropriate, dilute, or otherwise violate, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any other Person; and (iii) none of Mercury or any of its Subsidiaries (including the SpinCo Group) have received any written notice since the date that is six (6) years prior to the date hereof alleging that the operation of the SpinCo Business infringes, misappropriates, dilutes, or otherwise violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of SpinCo, no Person is infringing, misappropriating, diluting or otherwise violating, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, any SpinCo Intellectual Property, and (ii) neither Mercury nor any member of the SpinCo Group has, since the date that is six (6) years prior to the date hereof, made any written allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating, diluting or otherwise violating any SpinCo Intellectual Property.

(e) Mercury and its Subsidiaries and the members of the SpinCo Group have taken commercially reasonable measures to protect, preserve, and maintain the SpinCo Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the SpinCo Intellectual Property or otherwise held by SpinCo, and there are, and in the past three (3) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property purported to be owned by SpinCo or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

any SpinCo Subsidiary have assigned to Mercury or one of its Subsidiaries (or, if applicable, a member of the SpinCo Group) all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, except where ownership of such Intellectual Property vested in Mercury or its applicable Subsidiary (or, if applicable, a member of the SpinCo Group) by operation of law.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any Intellectual Property for or on behalf of the SpinCo Business in a manner that has resulted in any such third party having any current claim or right in or to any Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary, and (ii) no such Person has asserted in writing any claim or right in or to any Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, Mercury and its Subsidiaries and the members of the SpinCo Group have not incorporated, included, embedded, linked or distributed any Open Source Software with proprietary Software included in the SpinCo Intellectual Property (“SpinCo Software”) in a manner that requires that any such SpinCo Software (or portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any Person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (x) no portion of source code of SpinCo Software has been disclosed, licensed, released, distributed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of Mercury and its Subsidiaries and the members of the SpinCo Group, in each case, who have signed written confidentiality agreements with respect thereto, or escrowed to or for any Person, and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (y) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in each case solely with respect to the SpinCo Business, (i) neither Mercury nor its Subsidiaries has, in the past two (2) years, sent, been required to send, or received any written notice in connection with any violation by Mercury or its Subsidiaries of any Privacy Requirement, nor has Mercury or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither Mercury nor its Subsidiaries has, in the past two (2) years, received any written complaint by any Person with respect to the collection, use or processing of Personal Information; (iii) Mercury and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with Privacy Requirements; (iv) Mercury and its Subsidiaries, in connection with the SpinCo Business, in the past one (1) year, have been in compliance in all material respects with all Privacy Requirements; and (v) in the past two (2) years, to the Knowledge of SpinCo, there has been no unauthorized use, access or disclosure or other processing of any SpinCo Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the SpinCo Business.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) as of (A) the date hereof, Mercury and its Subsidiaries, and (B) the Distribution Time, the SpinCo Group, owns or has a valid right to access and use the SpinCo Business Systems, taking into account all assets and services to be provided, acquired, leased, licensed or otherwise obtained under the Transaction

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Documents or independently acquired by Gold or its Affiliates as contemplated thereby; and (ii) the SpinCo Business Systems (A) do not, to the Knowledge of SpinCo, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are designed to disrupt or adversely affect the functionality of any such SpinCo Business Systems and (B) are adequate and sufficient for the operation of the SpinCo Business as currently conducted.

(k) (i) Mercury and its Subsidiaries (including the SpinCo Group) have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the SpinCo Business Systems, and all information processes thereby or stored therein from any unauthorized processing, access, use, interruption, modification or corruption and commercially reasonable data backup, disaster recovery and business continuity plans and procedures; and (ii) in the past two (2) years there have been no failures or other adverse events affecting any of the SpinCo Business Systems that have caused any material disruption in the use thereof or to the operation of the SpinCo Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss, limitation, termination or impairment of (or any right of any Person to limit, terminate or impair) or the requirement to pay additional fees or royalties with respect to Mercury’s or any member of the SpinCo Group’s right to own or use any Intellectual Property used in or necessary for the SpinCo Business.

Section 5.17 Environmental Matters.

(a) The members of the SpinCo Group and the Mercury Group and the facilities, assets and operations on any real property owned, leased, used or operated by the members of the SpinCo Group and the Mercury Group, in each case with respect to the SpinCo Business, are, and during the past three (3) years have been, in compliance with (i) applicable Environmental Laws (including the possession, maintenance of, and application for, any such Permit described in clause (ii) below) and (ii) any material Permit required to operate the SpinCo Business or SpinCo Assets or occupy and use any real property or facility (including the SpinCo Transferred Leased Property and SpinCo Owned Real Property) under any applicable Environmental Law (any “SpinCo Environmental Permit”), except in each case of (i) and (ii) as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) (i) There is no Action pending or, to the Knowledge of SpinCo, threatened that asserts any actual or potential Environmental Liability relating to the SpinCo Business, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any SpinCo Environmental Permit, in each case relating to the SpinCo Business, the SpinCo Assets or any real property or facility currently owned, leased, used or operated by the SpinCo Business (including the SpinCo Transferred Leased Property or SpinCo Owned Real Property), and (iii) neither the SpinCo Group nor Mercury or any of its Subsidiaries have received, (A) in the past three (3) years, any written notice, report or other information alleging any Environmental Liability relating to the SpinCo Business, or (B), at any time, any such written notice, report or information alleging any Environmental Liability relating to the SpinCo Business the subject of which has not been resolved, except in each case of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) To the Knowledge of SpinCo, no member of the SpinCo Group, Mercury or any of Mercury’s Subsidiaries (or any other Person to the extent resulting in Environmental Liability for the SpinCo Group), in each case with respect to the SpinCo Business, has Released, produced, processed, generated, transported, treated, handled, used, stored, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(d) No member of the SpinCo Group, Mercury or any of Mercury’s Subsidiaries (or any other Person to the extent resulting in Environmental Liability for the SpinCo Group) has expressly assumed or retained any Environmental Liability of any other Person, including in any acquisition or divestiture of any property or business except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.18 Insurance. All insurance policies (excluding those funding any SpinCo Benefit Plans set forth on Section 5.15(a) of the SpinCo Disclosure Letter) to which any member of the SpinCo Group is currently a party, or which are held for the benefit of the members of the SpinCo Group or the SpinCo Business, are in full force and effect, and, to the Knowledge of SpinCo, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no written notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.19 Affiliate Matters. Except for Contracts solely between or among the members of the SpinCo Group or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.19 of the SpinCo Disclosure Letter, no member of the SpinCo Group is party to any SpinCo Affiliate Contract.

Section 5.20 Proxy Statement; Registration Statements. None of the information regarding any of Mercury or any of its Subsidiaries (including the members of the SpinCo Group), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Mercury or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Gold Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC and/or distributed to Mercury shareholders or Gold shareholders (the “Distribution Documents”) will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Gold Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Gold Shareholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Mercury or SpinCo with respect to information provided by Gold specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.21 Board and Stockholder Approval.

(a) Each of the Mercury Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (i) approved this Agreement, the Separation Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Separation and (ii) declared each of them advisable, fair to and in the best interests of Mercury, SpinCo and their respective stockholders. As of the date hereof, the sole stockholder of SpinCo is (and as of immediately prior to the Distribution the sole stockholder of SpinCo will be) Mercury.

(b) Promptly (and in any event within twenty-four hours ) after the execution of this Agreement, Mercury will approve and adopt, as SpinCo’s sole stockholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger (the “SpinCo Stockholder Approval”). The approval of Mercury’s shareholders is not required to effect the transactions contemplated by the Separation Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Stockholder

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Approval, the approval of SpinCo’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

Section 5.22 Gold Common Stock. Neither Mercury nor any of its Subsidiaries, including SpinCo, owns (directly or indirectly, beneficially or of record) or will own on the Closing Date, nor is Mercury or any of its Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Gold (other than as contemplated by this Agreement).

Section 5.23 SpinCo Financing. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo and, to the Knowledge of SpinCo, each of the other parties thereto (other than Gold), enforceable against SpinCo and, to the Knowledge of SpinCo, each of the other parties thereto (other than Gold) in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the Commitment Letter, there are no side letters or other Contracts to which SpinCo or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the SpinCo Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of SpinCo or its Affiliates or, to the Knowledge of SpinCo, any other party to the Commitment Letter (other than Gold), under the Commitment Letter, or (ii) to the Knowledge of SpinCo, would result in any portion of the SpinCo Financing being unavailable or delayed.

Section 5.24 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document (and except for any Gold Tax Representations), (a) Mercury and SpinCo each acknowledges and agrees that neither Gold, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Gold, Merger Sub or any of their Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) Mercury and SpinCo each further acknowledges and agrees that neither Gold, Merger Sub nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Mercury, SpinCo or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document (and except for any Gold Tax Representations), each of Mercury and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Gold or any of its Subsidiaries that may have been made available, in the Gold Datasite or otherwise, to Mercury, SpinCo or any of their Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Mercury, SpinCo or any of their respective Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Gold Disclosure Letter), any information, documents or other materials (including any such materials contained in the Gold Datasite or otherwise reviewed by Mercury, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Mercury, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Gold or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document (and except for any Gold Tax Representations). In entering into this Agreement, Mercury and SpinCo acknowledge and agree that they have relied solely upon their own

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

investigation and analysis, and Mercury and SpinCo acknowledges and agrees, to the fullest extent permitted by Law, that Gold, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Mercury or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Mercury or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF GOLD AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Gold SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the Gold Disclosure Letter (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Gold and Merger Sub, jointly and severally, hereby represent and warrant to Mercury and SpinCo as follows:

Section 6.1 Organization. Each of Gold and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the Gold Subsidiaries other than Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Each of Merger Sub and Gold has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its businesses as now being conducted and is duly licensed or qualified to do business and is in good standing (or equivalent status as applicable) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Gold has made available to Mercury true and complete copies of the Organizational Documents of Gold and Merger Sub as in effect on the date hereof.

Section 6.2 Due Authorization. Each of Gold and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.6(a), and, solely with respect to Gold, the Gold Shareholder Approval) to consummate the Transactions. The execution and delivery by Gold and Merger Sub of this Agreement and the Transaction Documents to which each is or will be a party at the Effective Time and the consummation by Gold and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Gold Shareholder Approval (solely with respect to Gold), no other corporate action on the part of Gold is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by each of Gold and Merger Sub (as applicable) and (assuming that this Agreement or such other applicable Transaction Documents to which Mercury or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Mercury or SpinCo (as applicable)) constitutes or will

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

constitute a legal, valid and binding obligation of each of Gold and Merger Sub (as applicable), enforceable against each of Gold and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of Gold consists of 55,000,000 shares of Gold Common Stock and 4,991,000 shares of preferred stock, without par value, of Gold (“Gold Preferred Stock”). As of the Closing, after giving effect to the Gold Charter Amendment, the authorized capital stock of Gold shall consist of 110,000,000 shares of Gold Common Stock and 4,991,000 shares of Gold Preferred Stock. At the close of business on January 23, 2026: (i) 30,485,631 shares of unrestricted Gold Common Stock were issued and outstanding; (ii) 40,600 shares of Gold Common Stock were subject to outstanding unvested Gold Restricted Stock Awards; (iii) 4,701,771 shares of Gold Common Stock were reserved for issuance pursuant to the Gold Equity Incentive Plan, of which (A) 493,798 shares of Gold Common Stock were issuable upon the vesting and settlement of Gold PSU Awards (assuming applicable performance goals are satisfied at the target level) and (B) 351,771 shares of Gold Common Stock were issuable upon the vesting and settlement of Gold RSU Awards; (iv) no shares of Gold Common Stock were held by Gold in its treasury or by its Subsidiaries; (v) no shares of Gold Preferred Stock were issued and outstanding; and (vi) 175,407 shares of Gold Common Stock were issuable upon the vesting and settlement of restricted stock units of Gold other than Gold RSU Awards. All of the issued and outstanding shares of Gold Common Stock have been, and all shares of Gold Common Stock issued pursuant to the Merger will be at Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.

(b) No bonds, debentures, notes or other indebtedness of Gold or any of the Gold Subsidiaries having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Gold (including Gold Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, (i) the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock and (ii) the issued and outstanding shares of capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock.

(d) Except as expressly set forth in Section 6.3(a), or in connection with the Merger, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Gold, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Gold, (ii) agreements of any kind which may obligate Gold to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Gold.

Section 6.4 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Gold Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. Gold, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the Gold Subsidiaries, free and clear of any Liens (other than Permitted Liens or those set forth in their respective Organizational Documents, arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any Gold Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any Gold Subsidiaries, and there are no agreements of any kind which may obligate any Gold Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.5 Subsidiaries.

(a) Section 6.5(a) of the Gold Disclosure Letter sets forth a list of the Gold Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each Gold Subsidiary is a corporation or other legal entity

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of its jurisdiction of organization, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Each Gold Subsidiary has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) Each Gold Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Except as set forth in Section 6.5(b) of the Gold Disclosure Letter, and other than the Subsidiaries set forth on Section 6.5(a) of the Gold Disclosure Letter, as of the date hereof, Gold does not own or hold, directly or indirectly, any Interest in any other Person.

Section 6.6 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Mercury and SpinCo set forth in Article IV and Article V, no filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Gold or any of the Gold Subsidiaries for the execution, delivery and performance by Gold or any of the Gold Subsidiaries of this Agreement or by Gold or any of the Gold Subsidiaries of any Transaction Document to which it is a party or the consummation by Gold or any of the Gold Subsidiaries of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the Gold Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of Nasdaq; or (v) Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 6.6(a), neither the execution, delivery and performance of this Agreement by each of Gold and Merger Sub or any Transaction Document by Gold or any of the Gold Subsidiaries to which it is or will be a party as of the Effective Time, nor the consummation by Gold or any of the Gold Subsidiaries of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of Gold or the Gold Subsidiaries, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to Gold or any of the Gold Subsidiaries under any Gold Material Contract or Gold Real Property Lease or (iii) violate any Law applicable to Gold or any of the Gold Subsidiaries, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.7 Gold Reports and Financial Statements.

(a) Gold has timely filed or furnished with the SEC all Gold SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Gold SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by Gold or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Gold SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such Gold SEC Documents when filed contained (or, with respect to the Additional Gold SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional Gold SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of Gold included or incorporated by reference in the Gold SEC Documents when filed complied (or, with respect to the Additional Gold SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case, in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Gold SEC Documents and the Additional Gold SEC Documents fairly present in all material respects (or, with respect to the Additional Gold SEC Documents, will fairly present in all material respects) the financial position of Gold and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in shareholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of Gold included in the Gold SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the Gold Business.

(b) Gold has established and maintains a system of internal controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the Gold Board (the “Gold Audit Committee”). Since January 1, 2024, Gold’s chief financial officer, general counsel and director of internal audit have disclosed to Gold’s independent auditor and the Gold Audit Committee (the material circumstances of which (if any) have been made available to Gold) (a) any significant deficiency or material weakness in Gold’s internal controls and (b) any fraud, whether or not material, involving management or other employees who have a significant role in Gold’s internal controls. Since January 1, 2024, neither Gold nor any Gold Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Gold or any Gold Subsidiary or their respective internal accounting controls.

Section 6.8 No Undisclosed Liabilities. There are no liabilities or obligations of the Gold Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a consolidated balance sheet of the Gold Business or in the notes thereto prepared in accordance with GAAP, other than those that: (i) are reflected or reserved for in the financial statements of Gold included in the Gold SEC Documents or disclosed in the notes thereto; (ii) have been incurred in the ordinary course of business since September 30, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by Gold or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.9 Litigation.

(a) (i) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of Gold, threatened, against Gold or any of the Gold Subsidiaries, or arising out of or relating to the Gold Business, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, and (ii) neither Gold nor any Gold Subsidiary is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) There is no, and in the past two (2) years has been no, (i) product warranty or product liability Actions pending or, to the Knowledge of Gold, threatened, against Gold or any of the Gold Subsidiaries, or arising out of or relating to Gold Business with respect to any services or products designed, marketed, developed,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

manufactured, assembled, sold, distributed or delivered by Gold and the Gold Subsidiaries in connection with the Gold Business (“Gold Products”), except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, and (ii) neither Gold nor any Gold Subsidiary has (A) been served with process or threatened in writing, regarding any Action or recall or (B) initiated or been required to initiate a product recall, consumer recall, suspension or withdrawal or similar Action, in each case with respect to any Gold Products, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. To the Knowledge of Gold, (i) there are no facts which Gold or any of the Gold Subsidiaries expect to furnish a basis for the recall of any Gold Product or withdrawal of any approval, license, registration or consent of any Governmental Authority with respect to Gold, the Gold Subsidiaries, Gold Business or any Gold Products, (ii) there is no basis for the recall of any Gold Product and (iii) there are no defects, technical concerns or problems in any of the Gold Products currently offered by Gold or any Gold Subsidiary that would prevent the same from performing in accordance with their user specifications or functionality descriptions, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.10 Real Property.

(a) Section 6.10(a) of the Gold Disclosure Letter sets forth a true and complete list of the material real property owned by Gold and the Gold Subsidiaries (together with the land, buildings, structures, improvements and fixtures thereon, the “Gold Owned Real Property”). Except as would not reasonably be expected to be material to the Gold Business, taken as a whole, (i) Gold and the Gold Subsidiaries, as applicable, have good and marketable indefeasible fee simple valid title to all Gold Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) neither Gold nor the Gold Subsidiaries has received written notice of any, and to the Knowledge of Gold, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any Gold Owned Real Property. Except as set forth on Section 6.10(a) of the Gold Disclosure Letter and as would not reasonably be expected to be material to the Gold Business, taken as a whole, (i) neither Gold nor the Gold Subsidiaries have granted to any Person the right to use or occupy any Gold Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any Gold Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the Gold Business, taken as a whole, neither Gold nor the Gold Subsidiaries are in breach or default under any restrictive or other covenant encumbering any Gold Owned Real Property.

(b) Section 6.10(b) of the Gold Disclosure Letter sets forth a true and complete list of material leased or subleased real property in which Gold and the Gold Subsidiaries have a leasehold or subleasehold interest, or other interest to occupy such lease real property (the “Gold Leased Real Property”, and the leases, subleases, and other similar agreements with respect thereto, the “Gold Real Property Leases”). Gold has made available to Mercury copies of each Gold Real Property Lease that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Gold or pursuant to applicable Law). With respect to the Gold Leased Real Property and Gold Real Property Leases, (i) Gold and the Gold Subsidiaries, as applicable, have a valid leasehold or subleasehold interest in the Gold Leased Real Property, free and clear of all Liens, except Permitted Liens, and each such leasehold or subleasehold interest in a Gold Real Property Lease is legal, valid, binding, enforceable and in full force and effect subject to the Remedies Exception, (ii) none of Gold or the Gold Subsidiaries, or, to the Knowledge of Gold, any other party thereto, is in breach of or default under any Gold Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Gold Real Property Lease, (iii) neither Gold nor the Gold Subsidiaries has, as of the date hereof, received any written notice from any lessor of any Gold Leased Real Property of any breach of or default under any lease or sublease thereof by Gold or the Gold Subsidiaries, which breach or default has not been cured, and (iv) neither Gold nor the Gold Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Gold Leased Real Property, except Permitted Liens.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(c) The Gold Owned Real Property and the Gold Leased Real Property comprise all of the material real property used or intended to be used as of the date hereof in the Gold Business.

Section 6.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a Gold Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to Gold or any of the Gold Subsidiaries have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Return, have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against Gold or any Gold Subsidiary (and, to the Knowledge of Gold, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of Gold or any of the Gold Subsidiaries;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by Gold and each Gold Subsidiary have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and Gold and each Gold Subsidiary has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to Gold or any Gold Subsidiary have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) Neither Gold nor any Gold Subsidiary has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where Gold or any Gold Subsidiary does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) Neither Gold nor any Gold Subsidiary (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any Tax allocation, sharing, indemnity or reimbursement agreement the only parties to which are Gold or any Gold Subsidiary), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than Gold or any Gold Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes);

(vii) Within the past two (2) years, neither Gold nor any Gold Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) Neither Gold nor any Gold Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of Gold or any of the Gold Subsidiaries.

(b) Neither Gold nor any of the Gold Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Intended Tax Treatment, (ii) Mercury from delivering the Mercury Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Gold from delivering the Gold Tax Representations, (v) Mercury from receiving the IRS Ruling, (vi) Mercury or Gold from receiving the Tax opinions described in Section 7.2(d), (vii) Mercury from receiving Mercury Merger Tax Opinion or (viii) Gold from receiving the Gold Merger Tax Opinion.

(c) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

Section 6.12 Absence of Certain Changes or Events. (a) Except as contemplated by this Agreement or the other Transaction Documents, since September 30, 2025 and through the date of this Agreement, the Gold Business has operated in the ordinary course of business in all material respects and (b) since September 30, 2025, there has not occurred any event, change, occurrence, circumstance, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.13 Material Contracts.

(a) There are no Gold Material Contracts as of the date hereof except as set forth on Section 6.13(a) of the Gold Disclosure Letter. The term “Gold Material Contracts” means Contracts (other than (x) sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments or (y) Benefit Plans) in the following categories to which Gold or any of the Gold Subsidiaries is a party:

(i) each of the top ten (10) Contracts, measured by the total amounts invoiced to Gold or any Gold Subsidiary during the twelve (12) month period ending December 31, 2025, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) the Contracts with each of the top ten (10) customers of the Gold Business measured by amounts paid to Gold or any Gold Subsidiary during the twelve (12) month period ending December 31, 2025;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by Gold or its Subsidiaries in excess of $1,000,000, other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between Gold or the Gold Subsidiaries, on the one hand, and a third party, on the other hand;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving Gold or the Gold Subsidiaries, on the one hand, and a third party, on the other hand, which (A) is reasonably expected to have revenues attributable to Gold in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which Gold or the Gold Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between Gold and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Gold;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets, in each case, for aggregate consideration under such Contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, Gold or its Affiliates will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligations;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of Gold or its Affiliates after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

equivalent preferential pricing terms as would have a material impact on the Gold Business, or (C) any Contract the express terms of which grant the other party exclusivity or similar rights as would have a material impact on the Gold Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to Gold or the Gold Subsidiaries, or granted to Gold or the Gold Subsidiaries, any covenant not to sue or right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software on standard terms with aggregate annual or one-time license, maintenance, support and other fees of less than $250,000, or (2) Gold or the Gold Subsidiaries have granted any Person a license to any material Gold Intellectual Property or a covenant not to sue or other right of use with respect to any material Gold Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business in connection with the sale of any products or services to customers of Gold or the Gold Subsidiaries, or (B) relating to the development of any material Intellectual Property purported to be owned by Gold or any Gold Subsidiary (other than Contracts entered into with employees or independent contractors on Gold’s standard form invention assignment agreements made available to SpinCo);

(viii) other than the Commitment Letter or otherwise in connection with the Gold Financing, any Contract relating to or evidencing indebtedness for borrowed money of Gold or the Gold Subsidiaries in excess of $1,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between Gold and a Gold Subsidiary or between the Gold Subsidiaries;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements to which Gold or the Gold Subsidiaries are party;

(x) each Contract under which Gold or any of the Gold Subsidiaries has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the Gold Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to Gold or any of the Gold Subsidiaries for use in the Gold Business;

(xii) and (xii) any material settlement Contract relating to any actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which Gold or any of its Subsidiaries has ongoing obligations after the Closing.

(b) Gold has made available to Mercury copies of each Gold Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Gold or pursuant to applicable Law). Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (i) each Gold Material Contract is a legal, valid and binding obligation of Gold or a Gold Subsidiary, as applicable, and, to the Knowledge of Gold, each counterparty thereto, and is in full force and effect and enforceable in accordance with its terms subject to the Remedies Exception, (ii) neither Gold and the applicable Gold Subsidiaries nor, to the Knowledge of Gold, any other party thereto, is in breach of, or in default under, any such Gold Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Gold or any of the applicable Gold Subsidiaries, or, to the Knowledge of Gold, any other party thereto. As of the date hereof, no party to any Gold Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify in any material respect (other than notice of amendments or modifications provided in the ordinary course of business), or elect not to renew or perform in any material respect, such Gold Material Contract).

Section 6.14 Labor Relations.

(a) Section 6.14(a) of the Gold Disclosure Letter sets forth a list, as of the date hereof, of (i) each labor union, works council or other employee representative body that represents employees of Gold or the Gold

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Subsidiaries and (ii) each Collective Bargaining Agreement covering employees of Gold or the Gold Subsidiaries. Except as would not reasonably be expected to be material to the Gold Business, taken as a whole: (A) no petition for recognition or certification of a bargaining unit or employee representative by a labor organization for the representation of any employees of Gold or the Gold Subsidiaries is pending or, to the Knowledge of Gold, threatened; and (B) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling, labor dispute, union organizing activity, in each case affecting Gold or the Gold Subsidiaries, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of Gold, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with, or otherwise related to any current employees or independent contractors of Gold or the Gold Subsidiaries, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, for the past two (2) years, Gold and the Gold Subsidiaries have been in compliance with all Laws relating to labor, employment, and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation, civil rights, plant closures and mass layoffs (including WARN Laws), wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, labor relations, occupational health and safety, workers’ compensation and immigration.

(d) Gold and each of the Gold Subsidiaries have reasonably investigated all allegations of sexual or other harassment that have been reported to Gold’s human resources department in the past two (2) years made against any officer, director, executive, or similarly-levelled employee. Neither the Gold nor any of the Gold Subsidiaries reasonably anticipates any material Liabilities relating to any such allegations.

Section 6.15 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 6.19), Gold and the Gold Subsidiaries are, and, during the past two (2) years (i) have been in compliance with all applicable Laws and (ii) have not received written notice from any Governmental Authority alleging any material non-compliance with or possible material violation of any applicable Law or that Gold or any of the Gold Subsidiaries is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Neither Gold nor any of the Gold Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of Gold (A) the imposition of any such agreement or decree is not currently pending, and (B) neither Gold nor any of the Gold Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.19), at all times during the past two (2) years (i) Gold and the Gold Subsidiaries have obtained and maintained all of the Permits and Regulatory Authorizations necessary to conduct the Gold business substantially in the manner it was conducted as of the applicable date in compliance with applicable Law and (ii) such Permits and Regulatory Authorizations as are necessary to conduct the Gold Business substantially in the manner it is currently conducted are valid and in full force and effect and Gold or the applicable Gold Subsidiary is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(c) None of Gold, any of the Gold Subsidiaries, any of their respective employees or, to the Knowledge of Gold, any agent or other third party representative acting on behalf of Gold or the Gold Subsidiaries, (i) is currently, or since April 24, 2019 has been (A) a Sanctioned Person; (B) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (C) otherwise in violation of Trade Controls; or (ii) has in the past five (5) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of Gold or any of the Gold Subsidiaries or any employee thereof, or, to the Knowledge of Gold, any agent or third party representative acting on behalf of the Gold Business, has (i) received from any Governmental Authority or any Person any written notice, request, citation, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of Gold, threatened claims against Gold or any of the Gold Subsidiaries with respect to Trade Controls or Anti-Corruption Laws. Gold and the Gold Subsidiaries have implemented policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

Section 6.16 Regulatory Matters.

(a) During the past two (2) years Gold and the Gold Subsidiaries have filed with the applicable regulatory authorities all required material filings, declarations, listings, registrations, reports or submissions, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable regulatory authorities to Gold or any of the Gold Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with all applicable Laws.

Section 6.17 Gold Benefit Plans.

(a) Section 6.17(a) of the Gold Disclosure Letter sets forth a list, as of the date hereof, of each material Gold Benefit Plan; provided, that such list may omit (i) any Gold Benefit Plan that is an individualized agreement that is consistent, in all material respects, with a representative form of agreement that has been provided to Mercury prior to the date hereof and (ii) any Gold Benefit Plan maintained outside of the United States. Within the sixty (60) day period following the date hereof Gold shall provide a supplemental Section 6.17(a) of the Gold Disclosure Letter that sets forth each Gold Benefit Plan that would been included on such initial schedule but for clause (ii) of the proviso in the first sentence of this Section 6.17(a).

(b) As applicable with respect to each of the material Gold Benefit Plans required to be set forth on Section 6.17(a) of the Gold Disclosure Letter, Gold has made available to Mercury true and complete copies of: (i) the applicable plan document (including all amendments thereto) (or, for any unwritten plan, a summary of the material terms thereof) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

material, non-routine correspondence with any Governmental Authority in the past two (2) years. Notwithstanding the foregoing provisions of this paragraph, the foregoing materials in respect of material Gold Benefit Plans maintained outside of the United States may be made available to Mercury during the sixty (60) day period following the date hereof.

(c) Each Gold Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of Gold, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) each of the Gold Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of Gold, threatened, against or involving any Gold Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each Gold Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Gold Benefit Plan; and (v) neither Gold nor any of the Gold Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) No Gold Benefit Plan is, and neither Gold nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has any Liability under or with respect to: (i) any Multiemployer Plan or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No Gold Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither Gold nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of Gold, no condition exists that presents a material risk to Gold or its Subsidiaries of incurring any such Liabilities (including on account of any ERISA Affiliate). No Gold Benefit Plan is, and none of Gold or any of its Subsidiaries has any Liability with respect to, a “multiple employer welfare arrangement” (within the meaning of Section 3(40)(A) of ERISA). There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412 or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of Gold or any of its Subsidiaries.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any employee of Gold or the Gold Subsidiaries to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any employee of Gold or the Gold Subsidiaries (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any Gold Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No Gold Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, each Gold Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) No Gold Benefit Plan provides, and neither Gold nor any of the Gold Subsidiaries has any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage (i) as required by Section 4980B of the Code or COBRA or ERISA, (ii) in connection with severance benefits or (iii) through the end of the month in which a termination of employment occurs.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) each Gold Benefit Plan that is a Foreign Benefit Plan (a “Gold Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment or if intended to be filed, registered or approved by a Governmental Authority has been duly and timely filed, registered or approved, as applicable; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Gold Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each Gold Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 6.18 Intellectual Property.

(a) Section 6.18(a) of the Gold Disclosure Letter sets forth a list of all Gold Intellectual Property that is Registered IP (the “Registered Gold Intellectual Property”), identifying for each, as applicable, the record (and if different, beneficial) owner, the registration, patent or application number and date, and the jurisdiction and domain name registrar. Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, the Intellectual Property required to be disclosed in Section 6.18(a) of the Gold Disclosure Letter pursuant to the foregoing sentence (i) is subsisting and, other than Registered Gold Intellectual Property constituting applications, valid and enforceable and (ii) do not require any filings, payments or similar actions to be taken by Gold within sixty (60) days of the date hereof for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries solely and exclusively own all rights, title and interest in and to the Gold Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, scope, validity use or enforceability of any Gold Intellectual Property (other than ordinary course proceedings instituted by the relevant intellectual property office related to the application for any item of Registered Gold Intellectual Property); (ii) the operation of its business does not infringe, misappropriate, dilute, or otherwise violate, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any other Person; and (iii) Gold and the Gold Subsidiaries have not received any written notice in the past six (6) years alleging that the operation of the Gold Business infringes, misappropriates, dilutes, or otherwise violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) to the Knowledge of Gold, no Person is infringing, misappropriating, diluting, or otherwise

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

violating, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, any Gold Intellectual Property, and (ii) neither Gold nor any of the Gold Subsidiaries have, since the date that is six (6) years prior to the date hereof, made any allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating, diluting or otherwise violating any Gold Intellectual Property.

(e) Gold and the Gold Subsidiaries have taken commercially reasonable measures to protect, preserve, and maintain the Gold Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the Gold Intellectual Property or otherwise held by Gold, and there are, and in the past three (3) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property purported to be owned by Gold or any Gold Subsidiary have assigned to Gold or one of the Gold Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, except where ownership of such Intellectual Property vested in Gold or its applicable Subsidiary by operation of law.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any Intellectual Property for or on behalf of the Gold Business in a manner that has resulted in any such third party having any current claim or right in or to any Intellectual Property purported to be owned by Gold or any Gold Subsidiary, and (ii) no such Person has asserted in writing any claim or right in or to any Intellectual Property purported to be owned by Gold or any Gold Subsidiary on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries have not incorporated, included, embedded, linked or distributed any Open Source Software with proprietary Software included in the Gold Intellectual Property (“Gold Software”) in a manner that requires that any such Gold Software (or portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (A) no portion of source code of the Gold Software has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of Gold and the Gold Subsidiaries, in each case who have signed written confidentiality agreements with respect thereto, and no such Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (B) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, in each case solely with respect to the Gold Business, (i) neither Gold nor any of the Gold Subsidiaries has, in past two (2) years, sent, been required to send, or received any written notice in connection with any violation by Gold or the Gold Subsidiaries of any Privacy Requirement, nor has Gold or the Gold Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither Gold nor its Subsidiaries has, in past two (2) years, received any written complaint by any Person with respect to the collection, use or processing of Personal Information; (iii) Gold and the Gold Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with, Privacy Requirements; (iv) Gold and the Gold Subsidiaries, in connection with the Gold Business, in past two (2) years, have been in compliance in all material respects with all Privacy Requirements; and (v) in past two (2) years, to the Knowledge of Gold, there has been no unauthorized use, access or disclosure or other processing of any Gold Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the Gold Business and owned by Mercury.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) as of the date hereof and as of the Closing Date, Gold owns or has a valid right to access and use the Gold Business Systems; and (ii) the Gold Business Systems (A) do not, to the Knowledge of Gold, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are designed to disrupt or adversely affect the functionality of any such Gold Business Systems and (B) are adequate and sufficient for the operation of the Gold Business as currently conducted.

(k) (i) Gold and the Gold Subsidiaries have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the Gold Business Systems, and all information processes thereby or stored therein from any unauthorized processing, access, use, interruption, modification or corruption and commercially reasonable data backup, disaster recovery and business continuity plans and procedures; and (ii) in past two (2) years there have been no failures or other adverse events affecting any of the Gold Business Systems that have caused any material disruption in the use thereof or to the operation of the Gold Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss, limitation, termination or impairment of (or any right of any Person to limit, terminate or impair) or the requirement to pay additional fees or royalties with respect to Gold’s or any of the Gold Subsidiaries’ right to own or use any Intellectual Property used in or necessary for the Gold Business.

Section 6.19 Environmental Matters.

(a) Gold and the Gold Subsidiaries and the facilities, assets and operations on any real property owned, leased, used or operated by Gold and the Gold Subsidiaries are, and during the past three (3) years have been, in compliance with (i) applicable Environmental Laws (including the possession, maintenance of, and application for, any such Permit described in clause (ii) below) and (ii) any material Permit required to operate the Gold Business or occupy and use any real property or facility (including the Gold Leased Real Property and Gold Owned Real Property) under any applicable Environmental Law (any “Gold Environmental Permit”), except in each case of (i) and (ii) as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) (i) There is no Action pending or, to the Knowledge of Gold, threatened that asserts any actual or potential Environmental Liability relating to Gold or the Gold Subsidiaries, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any Gold Environmental Permit, in each case relating to Gold or the Gold Subsidiaries or any real property or facility currently owned, leased, used or operated by Gold or the Gold Subsidiaries (including the Gold Leased Real Property or Gold Owned Real Property), and (iii) neither Gold nor the Gold Subsidiaries has received, (A) in the past three (3) years, any written notice, report or other information alleging any Environmental Liability relating to the Gold Business, or (B), at any time, any such written notice, report or other information alleging any Environmental Liability relating to the Gold Business the subject of which has not been resolved, except in each case of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(c) To the Knowledge of Gold, neither Gold nor any of the Gold Subsidiaries (or any other Person to the extent resulting in Environmental Liability for Gold or the Gold Subsidiaries) has Released, produced, processed, generated, transported, treated, handled, used, stored, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(d) Neither Gold nor any of the Gold Subsidiaries (or any other Person to the extent resulting in Environmental Liability for Gold or the Gold Subsidiaries) has expressly assumed or retained any Environmental Liability of any other Person, including in any acquisition or divestiture of any property or business except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.20 Insurance. All insurance policies (excluding those funding any Gold Benefit Plans set forth on Section 6.17 of the Gold Disclosure Letter) to which Gold or any of the Gold Subsidiaries is currently a party, or which are held for the benefit of Gold or any of the Gold Subsidiaries, are in full force and effect, and, to the Knowledge of Gold, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no written notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.21 Affiliate Matters. Except for Contracts solely between or among Gold and the Gold Subsidiaries or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 6.21 of the Gold Disclosure Letter, neither Gold nor any of the Gold Subsidiaries is party to any Gold Affiliate Contract.

Section 6.22 Brokers. Except for Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Gold or the Gold Subsidiaries, or for which Mercury or any of its Subsidiaries would be liable, in connection with this Agreement or the other Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of Gold or any of the Gold Subsidiaries.

Section 6.23 Proxy Statement; Registration Statements. None of the information regarding Gold, the Gold Business or any of the Gold Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Gold or any Gold Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Gold Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Gold Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Gold Shareholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the Gold Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Gold with respect to information provided by Mercury or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Gold Registration Statement.

Section 6.24 Opinion of Gold Financial Advisor. The Gold Board has received, the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions, limitations and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement (subject to any adjustment pursuant to Section 3.1(c)(ii) that is not in excess of the Final Adjustment Cap) is fair, from a financial point of view, to Gold.

Section 6.25 Certain Board Findings. The Gold Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

including the Gold Share Issuance, are advisable and in the best interests of Gold and its shareholders, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the Gold Share Issuance, (c) resolving to make the Gold Board Recommendation, subject to Section 7.3(d), and (d) directing that the Gold Share Issuance and the Gold Charter Amendment be submitted to a vote at a meeting of Gold’s shareholders.

Section 6.26 Shareholder Approval Required. No vote of the holders of any class of equity securities of Gold or any of the Gold Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Gold or the Gold Subsidiaries is to be a party, the performance by Gold or any of the Gold Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other Transactions, except that the Gold Share Issuance and the Gold Charter Amendment require the Gold Shareholder Approval.

Section 6.27 SpinCo Common Stock. Neither Gold nor any of the Gold Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is Gold or any of the Gold Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or Mercury.

Section 6.28 Gold Financing. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Gold and, to the Knowledge of Gold, each of the other parties thereto (other than SpinCo), enforceable against Gold and, to the Knowledge of Gold, each of the other parties thereto (other than SpinCo) in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the Commitment Letter, there are no side letters or other Contracts to which Gold or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the Gold Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of Gold or its Affiliates or, to the Knowledge of Gold, any other party thereto (other than SpinCo), under the Commitment Letter, or (ii) to the Knowledge of Gold, would result in any portion of the Gold Financing being unavailable or delayed.

Section 6.29 No Rights Plan; No Antitakeover Law. As of the date hereof, there is no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Gold or any of the Gold Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Gold or any of the Gold Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of Gold Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to Gold or Merger Sub applies to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

Section 6.30 No Other Representations and Warranties. Except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Mercury Distribution Tax Representations), (a) Gold and Merger Sub each acknowledges and agrees that neither Mercury, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Mercury, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Gold and Merger Sub each further acknowledges and agrees that neither Mercury, SpinCo nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Gold, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Mercury Distribution Tax

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Representations), Gold and Merger Sub each acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Mercury, SpinCo, any of the members of the SpinCo Group or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to Gold or Merger Sub or any of their respective Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Gold or Merger Sub or any of their respective Representatives of any document or other information with respect to any one (1) or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Letter), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by Gold, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Gold, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Mercury or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document (and except, in each case, for any Mercury Distribution Tax Representations). In entering into this Agreement, Gold and Merger Sub acknowledge and agree that they have relied solely upon their own investigation and analysis, and Gold and Merger Sub each acknowledges and agrees, to the fullest extent permitted by Law, that Mercury, the members of the SpinCo Group and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Gold or the Gold Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Gold or the Gold Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business.

(a) Mercury covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Section 9.1 (the “Interim Period”) (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Mercury Assets and the Mercury Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in furtherance of the Distribution and the Reorganization), (ii) as required by Law, (iii) as disclosed in Section 7.1(a) of the SpinCo Disclosure Letter or (iv) as otherwise consented to by Gold (which consent shall not be unreasonably withheld, conditioned or delayed), Mercury shall (and shall cause each of its Subsidiaries to) use commercially reasonable efforts to conduct the SpinCo Business in all material respects in the ordinary course of business and to preserve intact its businesses and its business relationships with key employees, significant customers and others having significant business relationships with the SpinCo Business; provided, however, that any failure to take any action for which Gold’s consent was required by Section 7.1(b) and was not provided by Gold following Mercury’s request therefor shall not be deemed a breach of this Section 7.1(a).

(b) Mercury covenants and agrees that, during the Interim Period (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Mercury Assets and the Mercury Liabilities), except (i) as otherwise

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

required or expressly contemplated by this Agreement (including in order to give effect to the Distribution, the Reorganization), (ii) as required by Law, (iii) as disclosed in Section 7.1(b) of the SpinCo Disclosure Letter or (iv) as otherwise consented to by Gold (which consent shall not be unreasonably withheld, conditioned or delayed), Mercury shall not, and shall cause its Subsidiaries not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of Mercury or any of its Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay Mercury’s or any of its Subsidiaries’ ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) (A) except for transactions among wholly-owned members of the SpinCo Group, make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) except for transactions between or among wholly-owned members of the SpinCo Group, sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) (A) issue, sell, pledge or transfer any equity interests of any of the members of the SpinCo Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the members of the SpinCo Group, in each case other than (i) to other members of the SpinCo Group and (ii) the granting of Permitted Liens described in clause (j) of the definition thereof or (B) from the Determination Time through the earlier of the Closing or the termination of this Agreement, issue, sell or pledge any equity interests of Mercury, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Mercury;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer any material SpinCo Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon, permit to lapse, dedicate to public or permit to expire any material Registered SpinCo Intellectual Property (other than at the end of its non-renewable statutory term), (C) disclose any material confidential information or material Trade Secrets included in the SpinCo Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any SpinCo Software included in the SpinCo Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $1,000,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the SpinCo Business than those in the existing lease;

(vi) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any SpinCo Material Contract or any SpinCo Transferred Property Lease, or (B) enter into any Contract that, if in effect on the date hereof, would be a SpinCo Material Contract or any SpinCo Transferred Property Lease, other than, in each case of clauses (A) and (B), (1) in the ordinary course of business or (2) any modifications which are more favorable to the SpinCo Business;

(vii) cause any member of the SpinCo Group to repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue debt securities or any right to acquire any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $5,000,000, (B) the SpinCo Financing and Permanent SpinCo Financing, (C) intercompany indebtedness

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries and (D) intercompany indebtedness among SpinCo and its Subsidiaries, on the one hand, and Mercury and its Subsidiaries (other than SpinCo and its Subsidiaries), and the other hand, in connection with the Reorganization or in the ordinary course of business, which shall be settled at or prior to the Closing;

(viii) except (A) as required by any Benefit Plan or Collective Bargaining Agreement or (B) with respect to Mercury Benefit Plans (other than SpinCo Benefit Plans), in connection with any action that applies in a substantially uniform manner to SpinCo Group Employees and other similarly situated employees of Mercury and its Affiliates, (1) grant any increases in cash compensation of any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (x) below the level of Vice President, General Manager and (y) with annualized base cash compensation below $400,000; (2) enter into or adopt any new SpinCo Benefit Plan, or materially amend or terminate any existing SpinCo Benefit Plan; (3) enter into any employment, consulting, severance or termination agreement with any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business (x) with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (A) below the level of Plant Manager and (B) with annualized base cash compensation below $400,000 or (y) with respect to employment or consulting agreements that do not provide for severance compensation benefits, service that is not “at-will” or benefits or compensation not generally available to all similarly situated employees or service providers of SpinCo and its Subsidiaries; (4) enter into, adopt or provide for any retention, change in control or transaction bonus agreement, plan or program with any SpinCo Group Employee or other individual service provider of the SpinCo Group; (5) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation or cause or otherwise require SpinCo or any of the SpinCo Subsidiaries to fund or commit to fund any compensation; (6) terminate the employment or services of any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of Vice President or (y) with annualized base cash compensation at or above $400,000, in each case, other than for cause or performance, in each case, as determined by Mercury in good faith in the ordinary course of business consistent with past practice; (7) hire, engage or promote (other than to fill a vacancy in the ordinary course of business) any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of Plant Manager or (y) with annualized base cash compensation at or above $300,000; or (8) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any SpinCo Group Employees;

(ix) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under any WARN Laws;

(x) transfer or reassign the duties or employment of (A) any SpinCo Group Employee such that he or she no longer meets the definition of a SpinCo Group Employee or (B) any other employee of Mercury or any of its Affiliates such that he or she does meet the definition of a SpinCo Group Employee; provided, that a termination of employment or services of any SpinCo Group Employee or other individual service provider of the SpinCo Group that would not be prohibited by Section 7.1(b)(viii)(6) will not constitute a transfer or reassignment of duties for purposes of this Section 7.1(b)(x);

(xi) (A) transfer the employment of any individual who is not a SpinCo Group Employee into the SpinCo Group, or (B) transfer the employment of any SpinCo Group Employee out of the SpinCo Group;

(xii) transfer the sponsorship of, or any Liabilities relating to, any Mercury Benefit Plan (other than a SpinCo Benefit Plan set forth and so designated on Section 5.15(a) of the SpinCo Disclosure Letter as of the date hereof or immaterial SpinCo Benefit Plans as listed within 60 days following the date hereof as contemplated by Section 5.15(a)) to SpinCo or any Subsidiary thereof;

(xiii) commence an obligation of SpinCo or any Subsidiary thereof to contribute to any Multiemployer Plan;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(xiv) (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes of a member of the SpinCo Group, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes of a member of the SpinCo Group, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability of a member of the SpinCo Group, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law) with respect to a member of the SpinCo Group, (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or Gold and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or Gold and its Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (xiii) nor (xv) through (xxi) shall be considered to relate to Tax compliance (other than clause (xxi) insofar as it relates to this clause (xiv))); provided, that each of the foregoing clauses (A) through (H) shall not apply with respect to any Mercury Combined Tax Return or any member of the Mercury Tax Group (or any Tax Return of any member of the Mercury Tax Group) or any Tax Return to the extent required to conform to a Mercury Combined Tax Return or a Tax Return of any member of the Mercury Tax Group, in each case, other than to the extent such action would reasonably be expected to have a material adverse impact on the Taxes of the SpinCo Group or Gold and its Subsidiaries;

(xv) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the SpinCo Business, other than such changes as are required by GAAP or applicable Law or that otherwise apply generally to Mercury and its Subsidiaries;

(xvi) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against any member of the SpinCo Group or primarily relating to the SpinCo Business or the liability of which would be a SpinCo Liability, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $2,500,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xvi) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of Mercury’s shareholders (provided, that the costs associated with such derivative, direct or other Actions shall be borne solely by Mercury));

(xvii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the members of the SpinCo Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the members of the SpinCo Group (other than in connection with the Reorganization or the Separation);

(xviii) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of any member of the SpinCo Group that constitute SpinCo Assets, in each case, except (A) Liens securing obligations under the SpinCo Financing or Permanent SpinCo Financing, (B) Liens securing guarantees of obligations under credit agreements to which any member of the SpinCo Group is party as of the date hereof; provided, that any such Liens and guarantees will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Gold, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among the SpinCo Group or otherwise permitted by Section 7.1(b)(vii)(D);

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(xix) except in accordance with Mercury’s annual capital expenditure budgets set forth on Section 7.1(b)(xix) of the SpinCo Disclosure Letter, plus a 4% variance for the total amount budgeted under such capital expenditure budgets, or pursuant to a SpinCo Material Contract made available to Gold as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for any capital expenditure or expenditures or otherwise commit to do so;

(xx) (A) grant any material refunds, discounts, credits, rebates or allowances to customers, or (B) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

(xxi) authorize or commit or agree to take any of the foregoing actions.

(c) Gold covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(c) of the Gold Disclosure Letter or (iv) as otherwise consented to by Mercury (which consent shall not be unreasonably withheld, conditioned or delayed), Gold shall (and shall cause each of the Gold Subsidiaries to) use commercially reasonable efforts to conduct the Gold Business in all material respects in the ordinary course of business and to preserve intact its respective businesses and its business relationships with key employees, significant customers and others having significant business relationships with the Gold Business; provided, however, that any failure to take any action for which Mercury’s consent was required by Section 7.1(d) and was not provided by Mercury following Gold’s request therefor shall not be deemed a breach of this Section 7.1(c).

(d) Gold covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(d) of the Gold Disclosure Letter or (iv) as otherwise consented to by Mercury (which consent shall not be unreasonably withheld, conditioned or delayed), Gold shall not, and shall cause its Subsidiaries (including Merger Sub) not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of Gold or any of the Gold Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay Gold’s or any Gold Subsidiary’s ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) except for transactions among Gold and any of its Subsidiaries in the ordinary course of business and transactions among Gold and its wholly owned Subsidiaries, (A) make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) issue, sell, pledge or transfer any equity interests of Gold or Gold Subsidiaries, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Gold or any Gold Subsidiary, in each case other than (A) to Gold or any of the Gold Subsidiaries, (B) the granting of Permitted Liens, (C) in respect of the settlement of Gold Equity Awards in accordance with their terms and, as applicable, the Gold Equity Incentive Plan, in each case, in the ordinary course of business consistent with past practice, or (D) in respect of the issuance of annual Gold Equity Awards and issuance of Gold Equity Awards in connection with new hires or promotions, in each case, in the ordinary course of business consistent with past practice;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer any material Gold Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon, permit to lapse, dedicate to public or permit to expire any material Registered Gold Intellectual Property (other than at the end of its non-renewable statutory term), (C) disclose any material confidential information or material Trade Secrets included in the Gold Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any Gold Software included in the Gold Intellectual Property;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $1,000,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the Gold Business than those in the existing lease;

(vi) except as required by any Gold Benefit Plan or Collective Bargaining Agreement: (1) grant any increases in cash compensation of any employee or individual service provider of Gold or the Gold Subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of Gold or the Gold Subsidiaries (x) below the level of Senior Vice President or General Manager and (y) with annualized base cash compensation below $400,000; (2) enter into or adopt any new Benefit Plan, or materially amend or terminate any existing Gold Benefit Plan, other than with respect to broad-based welfare benefit plans in the ordinary course of business; (3) enter into any employment, consulting, severance or termination agreement with any employee, individual service provider or former employee of Gold or the Gold Subsidiaries, other than (x) any actions taken in the ordinary course of business with respect to employees or individual service providers of Gold or the Gold Subsidiaries (A) below the level of Senior Vice President or General Manager and (B) with annualized base cash compensation below $400,000 or (y) with respect to employment or consulting agreements that do not provide for severance compensation benefits, service that is not “at-will” or benefits or compensation not generally available to all similarly situated employees or service providers of SpinCo and its Subsidiaries; (4) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation or the funding of any other compensation; (5) terminate the employment or services of any employee or other individual service provider of Gold or its Subsidiaries (x) at or above the level of Senior Vice President or General Manager or (y) with annualized base cash compensation at or above $400,000, in each case, other than for cause or performance, in each case, as determined by Gold in good faith in the ordinary course of business consistent with past practice; (6) hire, engage or promote (other than to fill a vacancy in the ordinary course of business) any employee or other individual service provider of Gold or the Gold Subsidiaries (x) at or above the level of Senior Vice President or General Manager or (y) with annualized base cash compensation at or above $400,000; or (7) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any employees of Gold or the Gold Subsidiaries;

(vii) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under any WARN Laws;

(viii) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Gold Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a Gold Material Contract, other than, in each case of clauses (A) and (B), (1) in the ordinary course of business or (2) any modifications which are more favorable to the Gold Business;

(ix) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $5,000,000 at any time outstanding, (B) the Gold Financing, (C) revolving borrowings pursuant to the Gold Credit Agreement (as in effect on the date hereof), and (D) intercompany indebtedness among Gold and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries;

(x) (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law), (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or Gold and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or Gold and the Gold Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (ix) nor (xi) through (xvii) shall be considered to relate to Tax compliance (other than clause (xvii) insofar as it relates to this clause (x)));

(xi) make any material change in any method of financial accounting or financial accounting practice or policy, other than such changes as are required by GAAP or applicable Law;

(xii) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against Gold or any of the Gold Subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $2,500,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xii) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of Gold’s shareholders (provided, that the costs associated with such derivative, direct or other Actions shall be borne solely by Gold));

(xiii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Gold or any of the Gold Subsidiaries;

(xiv) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of Gold or any of the Gold Subsidiaries, in each case, except (A) Liens securing obligations under the SpinCo Financing, Permanent SpinCo Financing or Gold Financing, (B) Liens securing guarantees of obligations under credit agreements to which Gold or any of the Gold Subsidiaries is party as of the date hereof; provided, that any such Liens and guarantees will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Mercury, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among Gold and the Gold Subsidiaries;

(xv) except in accordance with Gold’s annual capital expenditure budget set forth on Section 7.1(d)(xv) of the Gold Disclosure Letter, plus a 4% variance for the total amount budgeted under such capital expenditure budget, or pursuant to a Gold Material Contract made available to Mercury as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for any capital expenditure or expenditures or otherwise commit to do so;

(xvi) (x) declare or pay any dividends on or make other distributions in respect of Gold Common Stock or other equity securities (whether in cash, securities or property) or (y) redeem, repurchase or otherwise acquire any shares of Gold Common Stock (including any securities convertible or exchangeable into such capital stock); or

(xvii) authorize or commit or agree to take any of the foregoing actions.

(e) Nothing contained in this Agreement shall give Gold or Mercury, directly or indirectly, the right to control or direct the other Party’s or any of its Subsidiaries’ businesses or operations prior to the Closing.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Notwithstanding anything in this Agreement to the contrary, including this Section 7.1, Gold and Merger Sub, on the one hand, and Mercury and SpinCo, on the other hand, shall retain control of and responsibility for the operation of their respective businesses consistent with any applicable Antitrust Law or Foreign Investment Law, and each Party to this Agreement shall comply with the terms of Section 7.1 of this Agreement consistent with and in compliance with any applicable Antitrust Law or Foreign Investment Law. In furtherance of the foregoing, nothing contained in the Agreement shall give Gold or Merger Sub the ability to control or direct the business or operations of Mercury or SpinCo nor give Mercury or SpinCo the ability to control or direct the business or operations of Gold or Merger Sub. In addition, the Parties acknowledge and agree that nothing in this Section 7.1 shall be deemed to limit the transfer of the Mercury Assets or the Mercury Liabilities prior to, at or after the Closing or prohibit Mercury or its Affiliates from implementing the Reorganization and the Distribution.

Section 7.2 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code, and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that the Contribution, Distribution and Merger will have the U.S. federal income Tax treatment described in the “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto (the “Intended Tax Treatment”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b) Each of Mercury, SpinCo and Gold shall cooperate with one another and shall use its reasonable best efforts to cause Mercury to obtain a written opinion of Tax Counsel, reasonably satisfactory in form and substance to Mercury (the “Distribution Tax Opinion”), dated as of the Closing Date, regarding the U.S. federal income Tax treatments of the Contribution and Distribution set forth in clauses (a) through (f) of the definition of “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto. In delivering the Distribution Tax Opinion, Tax Counsel shall be entitled to receive and rely upon the Gold Distribution Tax Representations and the Mercury Distribution Tax Representations. Mercury shall provide draft copies of the Gold Distribution Tax Representations and the Mercury Distribution Tax Representations to Gold no later than fifteen (15) days before Mercury intends to finalize such representations, Gold shall provide any comments within ten (10) days of receipt of such draft copies, and Mercury shall determine in its reasonable discretion whether to incorporate any comments so received.

(c) Each of Mercury, SpinCo and Gold shall cooperate with one another and shall use its reasonable best efforts to cause Mercury to obtain a written opinion of Tax Counsel (the “Mercury Merger Tax Opinion”) and Gold to obtain a written opinion of Gold Tax Counsel (the “Gold Merger Tax Opinion”) reasonably satisfactory in form and substance to Mercury and Gold, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Mercury Merger Tax Opinion and the Gold Merger Tax Opinion, Tax Counsel and Gold Tax Counsel shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the Gold Merger Tax Representations.

(d) Mercury and SpinCo, on the one hand, and Gold, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the Gold Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.

(e) Gold shall promptly notify and consult in good faith with Mercury if, before the Effective Time, (i) it is notified by Gold Tax Counsel that Gold Tax Counsel expects to be unwilling or unable to deliver the Gold Merger Tax Opinion at the Closing or (ii) it discovers any other fact that could be expected, in Gold’s reasonable discretion, to prevent the delivery of the Gold Merger Tax Opinion or the delivery of the IRS Ruling.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(f) Mercury shall promptly notify and consult in good faith with Gold if, before the Effective Time, (i) it is notified by Tax Counsel that Tax Counsel (x) expects the IRS Ruling will not be delivered by the expected Closing Date (with such expectation to be determined based on the time of such notification by Mercury in its reasonable discretion) or (y) expects to be unwilling or unable to deliver the Distribution Tax Opinion or the Mercury Merger Tax Opinion at the Closing, or (ii) it discovers any other fact that could be expected, in Mercury’s reasonable discretion, to prevent the delivery of the IRS Ruling, the Distribution Tax Opinion or Mercury Merger Tax Opinion.

(g) At the Closing, Mercury shall deliver, or cause to be delivered, to Gold a certification by SpinCo and a notice to the IRS meeting the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date and in form and substance reasonably acceptable to Gold; provided that delivery of such documentation shall not be a condition to Closing, and Gold’s sole recourse if Mercury fails to deliver, or cause to be delivered, such documentation shall be to make any withholding required under applicable Law.

(h) Tax Ruling Procedures.

(i) As soon as reasonably practicable after the date hereof, Mercury shall submit (i) an IRS pre-submission conference memorandum requesting a conference regarding the IRS Ruling (“IRS Pre-Submission Conference Request”) and (ii) the IRS Ruling Request. Mercury shall submit to the IRS supplemental materials relating thereto that Mercury determines in good faith are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS that Mercury determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement (each, together with the IRS Ruling Request and IRS Pre-Submission Conference Request, an “IRS Submission”).

(ii) All IRS Submissions shall be prepared by Mercury, subject to the terms of this Section 7.2(h). Mercury shall have control over the process for submitting and prosecuting IRS Submissions, subject to the terms of this Section 7.2(h).

(iii) From and after the date of this Agreement and until the Effective Time, each Party agrees to use its reasonable best efforts to facilitate receipt by Mercury of (i) the IRS Ruling (and any additional rulings Mercury determines are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission and (ii) any other Tax opinions from Mercury’s counsel or tax advisors that Mercury determines are necessary or appropriate addressing the U.S. Tax or non-U.S. Tax consequences of the Reorganization, Contribution, Distribution or Merger.

(iv) Mercury shall provide Gold with draft copies of the IRS Pre-Submission Conference Request, the IRS Ruling Request and, subject to Section 7.2(h)(v), each other material IRS Submission reasonably in advance of the filing thereof with the IRS in order to provide Gold the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by Gold on such draft copies prior to filing or submission; provided, that Mercury shall provide the draft copies of the IRS Pre-Submission Conference Request and the IRS Ruling Request to Gold no later than six (6) days before Mercury intends to or is required to file or submit such documents to the IRS; provided further, that, with respect to each other material IRS Submission not addressed in Section 7.2(h)(v), Mercury shall provide such materials to Gold no later than six (6) days before Mercury intends to or is required to file or submit such document to the IRS and shall consider in good faith any comments provided Gold within four (4) days of receipt of such draft copies; provided, further, that Mercury may redact from any such draft copies of such IRS Submissions any information (“Redactable Information”) that Mercury, in its good faith judgment, considers to be confidential and not germane to Gold’s or SpinCo’s obligations under this Agreement or any Transaction Documents.

(v) Mercury shall apply for “fast-track” processing for the IRS Ruling Request as provided for under Revenue Procedure 2023-26, 2023-23 I.R.B. 486 (or any successor or substantially similar IRS guidance or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

procedures). To the extent such “fast-track” processing is obtained, Mercury shall provide Gold with draft copies of any material IRS Submission (other than the IRS Pre-Submission Conference Request and the IRS Ruling Request, which shall be provided in accordance with Section 7.2(h)(iv)) no later than two (2) Business Days before Mercury intends to or is required to file or submit such document to the IRS in order to provide Gold the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by Gold within one (1) Business Day of receipt of such draft copies; provided, that Mercury may redact any Redactable Information from any such draft copies of such IRS Submissions.

(vi) Mercury shall provide Gold with notice reasonably in advance of the pre-submission conference that follows the submission of the IRS Pre-Submission Conference Request and shall permit the Gold Tax Counsel to attend such meeting. Gold shall, and shall use reasonable best efforts to cause the Gold Tax Counsel to, take actions necessary to facilitate such attendance, including the signing of a power of attorney or similar forms reasonably requested by Mercury.

(vii) Mercury shall provide Gold with copies of each IRS Submission filed with the IRS, as filed with the IRS, promptly following the filing thereof; provided, that Mercury may redact any Redactable Information from such IRS Submissions.

(viii) Mercury shall keep Gold reasonably informed in a timely manner of all material actions taken or proposed to be taken by Mercury with respect to the IRS Submissions and the status of the IRS Submissions, including the withdrawal of any IRS Submission (such actions being subject to the approval of Gold, which approval shall not be unreasonably withheld, conditioned or delayed). Mercury shall provide Gold with notice reasonably in advance of any formally scheduled meetings (including telephonic meetings) with the IRS (subject to approval by the IRS) that relate to the IRS Ruling Request and any other IRS Submission and permit Gold’s Tax Counsel to attend such meeting if Gold’s Tax Counsel is available during the scheduled time (which scheduled time shall be at the mutual convenience of Mercury’s Representatives and the IRS). For the avoidance of doubt, the foregoing shall not apply to any non-scheduled or informal telephonic discussions between Mercury’s Representatives and the IRS; provided, that Mercury shall keep Gold reasonably informed in a timely manner regarding the contents of any such discussions.

(ix) Following the receipt of the IRS Ruling, Mercury shall promptly make available copies of the IRS Ruling to SpinCo and Gold; provided, that Mercury may redact from any such copies any Redactable Information.

(i) If, (A) in the event of any Adverse Law Event prior to the Closing, Mercury reasonably determines that the transactions contemplated by this Agreement or any Transaction Documents would result in a material amount of Tax to Mercury or any of its Affiliates or (B) either Gold Tax Counsel or Tax Counsel reasonably expects to be unwilling or unable to deliver its Merger Tax Opinion, then the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions (including by having SpinCo, immediately after the Merger, merge with and into a limited liability company that is classified as an entity that is disregarded as separate from Gold for U.S. federal income tax purposes) contemplated by the Transaction Documents (including the Reorganization) so as to either (i) make likely the receipt from the IRS of the IRS Ruling, (ii) make likely the receipt of the Distribution Tax Opinions or the Merger Tax Opinions or (iii) allow Mercury to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of Mercury, Tax efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that no such change shall alter or change the Exchange Ratio, the SpinCo Cash Distribution, the nature or mix of the Merger Consideration, or materially alter the scope of the SpinCo Business, the SpinCo Assets, the members of the SpinCo Group or SpinCo Liabilities to be acquired by Gold in connection with the Transactions. In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.2(i), they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

(j) PRC Bulletin 7 Tax.

(i) The Parties acknowledge and agree that reporting will be made with the applicable Tax Authorities of the Peoples Republic of China (“PRC”) in connection with Article 9 of Bulletin 7 with respect to the Merger. Accordingly, Mercury shall, as soon as reasonably practicable after Closing, prepare and, upon prior written consent of Gold (not to be unreasonably withheld or delayed) file all such information and documents as required under Article 9 and Bulletin 7 (the “Bulletin 7 Reporting”), in each case, with respect to the Merger. The Parties shall use their respective commercially reasonable efforts to adopt a centralized filing approach with respect to the Bulletin 7 Reporting, to the extent applicable.

(ii) Gold shall provide reasonable and necessary cooperation and assistance to Mercury in relation to the Bulletin 7 Reporting. Mercury shall, no less than seven (7) days before it submits the Bulletin 7 Reporting to any PRC Tax Authority, (i) confer with Gold in good faith regarding the timing and venue of its proposed filings, (ii) provide Gold with copies of all Bulletin 7 Reporting documents it proposes to submit, (iii) consider in good faith any reasonable comments raised by Gold thereon that are provided to Mercury in writing no more than three (3) days after the date such Bulletin 7 Reporting documents are provided to Mercury, (iv) include explicit representations in the Bulletin 7 Reporting documents that Mercury, instead of Gold, is solely responsible for the associated Tax filings and liabilities, if applicable, in connection with any indirect share transfer of the members of the SpinCo Group under this Agreement, and will file any required Tax Returns and settle relevant Taxes pursuant to Bulletin 7, and (v) promptly after the filing of the Bulletin 7 Reporting, deliver to Gold a copy of the submitted version of the Bulletin 7 Reporting documents and an acknowledgement or receipt in respect of the filing issued by the appropriate PRC Tax Authority or a duplicate of the submitted version of the Bulletin 7 Reporting documents.

(iii) Where applicable, Mercury shall file required Tax Returns and pay or cause to be paid the Tax amount due with the appropriate PRC Tax Authorities and other Governmental Authorities in connection with the Merger before the respective filing and payment due dates as specified in Bulletin 7 (the “Bulletin 7 Taxes”), including any amended or supplemental Tax Returns that may be required. Mercury shall provide Gold with a copy of such Tax Returns (including amended or supplemental Tax Returns) at least ten (10) days before submitting the Tax Returns to the appropriate PRC Tax Authority, and shall consider in good faith any reasonable comments raised by Gold thereon that are provided to Mercury in writing no more than seven (7) days after the date such Tax Returns are provided to Gold. Notwithstanding the foregoing, upon Mercury or Gold receiving a payment or assessment notice issued by relevant PRC Tax Authorities (a “PRC Payment Notice” ) for any PRC Bulletin 7 Taxes with respect to any member of the SpinCo Group, the Party that received the PRC Payment Notice shall deliver a written notice to the other Party with a copy of the PRC Payment Notice, and Mercury shall pay or cause to be paid the amount shown as due and payable on the PRC Payment Notice to the relevant PRC Tax Authorities in settlement of such Bulletin 7 Taxes in accordance with the PRC Payment Notice and applicable PRC Tax laws. Mercury shall provide to Gold copies of the Tax payment receipt from the competent PRC Tax Authorities indicating that Mercury or one or more of their Affiliates has paid the necessary Bulletin 7 Tax amount.

(iv) If Mercury or Gold receive any other written communication of any PRC Governmental Authority in relation to the Merger and/or Bulletin 7 Reporting, such Party shall promptly forward the communication to the other Party. Upon Mercury’s request following the execution of this Agreement, Gold shall, and following the Closing shall cause the relevant members of the SpinCo Group to, provide to Mercury all information, documents and assistance reasonably necessary in connection with any Tax filings to be made in connection with Bulletin 7 Taxes.

(v) Mercury and Gold shall use commercially reasonable efforts following the execution of this Agreement to discuss in good faith the anticipated allocation of the Merger Consideration for purposes of Bulletin 7.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 7.3 Preparation of the Registration Statements and Prospectus; Gold Shareholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Gold, Mercury and SpinCo shall jointly prepare and Gold shall file or confidentially submit with the SEC the Gold Registration Statement (and Gold and Mercury shall mutually agree whether to file or confidentially submit); (ii) Gold, Mercury and SpinCo shall jointly prepare and SpinCo shall file or confidentially submit with the SEC the SpinCo Registration Statement (and Gold and Mercury shall mutually agree whether to file or confidentially submit); and (iii) Gold, Mercury and SpinCo shall jointly prepare and Gold shall file or confidentially submit with the SEC the Proxy Statement (which Proxy Statement may form a part of the Gold Registration Statement) (the Gold Registration Statement, the SpinCo Registration Statement and the Proxy Statement, the “Securities Filings”).

(b) Each of Gold, Mercury and SpinCo shall use its reasonable best efforts to have the Gold Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Gold Registration Statement and the SpinCo Registration Statement, each of Gold, Mercury and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with, in the case of Gold, the Gold Share Issuance and, in the case of Mercury and SpinCo, the Distribution. The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto, including making available upon reasonable notice the senior management employees of the applicable Party to discuss the materials prepared and delivered pursuant to this Section 7.3. Following the effective date of the Gold Registration Statement and the SpinCo Registration Statement, each of Gold, Mercury and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in order to keep the Gold Registration Statement and the SpinCo Registration Statement effective for as long as is necessary in order to consummate the Transactions. As promptly as practicable after the SpinCo Registration Statement shall have become effective, Mercury shall cause the Distribution Documents to be mailed or made available to Mercury’s shareholders pursuant to applicable Law. No filing of, or amendment or supplement to, the Gold Registration Statement or the Proxy Statement will be made by Gold without providing Mercury and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Gold in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by Mercury or SpinCo without providing Gold with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Mercury and SpinCo in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws. Gold and Merger Sub shall furnish all information concerning Gold and its Subsidiaries, and Mercury and SpinCo shall furnish all information concerning Mercury, the SpinCo Business and the members of the SpinCo Group, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing under the Securities Act or the Exchange Act, including filings required under securities Laws, other than the Securities Filings, shall not be subject to this Section 7.3(b) and shall instead be subject to Section 7.11.

(c) If, at any time prior to the Effective Time, any information relating to Gold, Mercury or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by Gold, Mercury or SpinCo which should be set forth in an amendment or supplement to any of the Securities Filings, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by applicable Law, an

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by applicable Law, disseminated to the shareholders of Gold or the shareholders of Mercury, as applicable. Each Party shall notify the other Party promptly of (i) the time when the Gold Registration Statement or the SpinCo Registration Statement has become effective or when any supplement or amendment to any Securities Filing has been filed and (ii) the issuance of any stop order or suspension of the qualification of the shares of Gold Common Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to any of the Securities Filings promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses prior to such written responses being filed with the SEC and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(d) Gold Shareholders Meeting.

(i) Subject in all respects to Section 7.3(d)(iii), Gold shall call, give notice of, convene and hold a meeting of its shareholders (the “Gold Shareholders Meeting”) as promptly as reasonably practicable following the date on which the Gold Registration Statement is declared effective, for the purpose of obtaining the Gold Shareholder Approval (and no other matters, except for a customary proposal to adjourn the meeting to solicit additional proxies to obtain the Gold Shareholder Approval, if necessary, and any other proposal required by applicable Law, may be considered or voted upon at the Gold Shareholders Meeting without Mercury’s prior written consent). Gold shall not postpone or adjourn the Gold Shareholders Meeting without the prior written consent of Mercury; provided, however, that, subject to the requirements of any applicable Law, Gold may after consultation with Mercury, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of Mercury (and for no more than ten (10) Business Days each) shall, postpone or adjourn the Gold Shareholders Meeting: (A) if a quorum necessary to conduct the business to be conducted at the Gold Shareholders Meeting has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Gold Board has determined in good faith after consultation with outside counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Gold’s shareholders prior to the Gold Shareholders Meeting (in each case so long as any such disclosure was made in compliance with this Agreement); (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Gold Shareholder Approval would not otherwise be obtained; (D) if required by applicable Law (and not otherwise covered by clause (B) above); or (E) with the prior written consent of Mercury; provided, further, that, unless otherwise agreed to by Mercury, the Gold Shareholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Gold Shareholders Meeting without the written consent of Mercury. Gold shall advise Mercury upon request on a daily basis during each of the last ten (10) Business Days prior to the then-scheduled date of the Gold Shareholders Meeting as to the aggregate tally of proxies received by Gold with respect to the Gold Shareholder Approval and at additional times upon the reasonable request of Mercury. Gold shall use its reasonable best efforts to ensure that all proxies solicited by Gold, the Gold Subsidiaries and their respective Representatives in connection with the Gold Shareholders Meeting are solicited in compliance with applicable Law.

(ii) Subject to Section 7.9, Gold shall, through the Gold Board, make the Gold Board Recommendation and include such Gold Board Recommendation in the Proxy Statement and use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the proposals required under the Gold Shareholder Approval.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(iii) Notwithstanding anything to the contrary herein, including any Gold Adverse Recommendation Change, unless this Agreement is terminated in accordance with Section 9.1, the obligations of the Parties under this Section 7.3 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Section 9.1, the proposals required under the Gold Shareholder Approval shall be submitted to the shareholders of Gold for approval at the Gold Shareholders Meeting whether or not (A) the Gold Board shall have effected a Gold Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Gold or any of its Representatives.

Section 7.4 Reasonable Best Efforts.

(a) Subject to the terms of Section 7.5, which shall govern with respect to the subject matter thereof, each of Gold and Mercury shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other Transactions; (ii) subject to Section 7.4(c), obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; (iii) obtaining all necessary consents, approvals or waivers from third parties; and (iv) subject to Section 7.4(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions; provided, however, that other than as set forth in the Separation Agreement, in no event shall Mercury, SpinCo, Gold or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance of the foregoing, each of Gold, SpinCo and Mercury shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation or other transaction (or series of transactions) after the date of this Agreement would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Authority necessary to be obtained at or prior to the Closing.

(b) Mercury and Gold shall (i) promptly, but in no event later than twenty-five (25) Business Days after the date hereof, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated in this Agreement, the Separation Agreement and the other Transaction Documents, (ii) as soon as reasonably practicable, file (or cause to be filed) any and all filings or notifications under applicable Foreign Investment Laws, as set forth in Section 7.4(b)(ii) of the Gold Disclosure Letter, and (iii) as soon as reasonably practicable, make any and all other filings or notifications (or drafts thereof) under applicable Antitrust Laws or Foreign Investment Laws, as set forth in Section 7.4(b)(iii) of the Gold Disclosure Letter. Mercury and Gold shall request early termination of any applicable waiting periods under the Antitrust Laws and Foreign Investment Laws (to the extent available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall provide an appropriate response to any request for additional information or documents that may be requested pursuant to any Law or by any Governmental Authority as promptly as practicable. None of Gold, SpinCo or Mercury shall commit to or agree with any Governmental Authority to (w) stay, toll or extend any applicable waiting period under the HSR Act, (x) pull and refile or resubmit the notification and report forms pursuant to the HSR Act, (y) not consummate the Merger or any other transactions contemplated herein or in the other Transaction Documents before an agreed-to date, or (z) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other Parties.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(c) In furtherance of the covenants of the parties contained in this Section 7.4, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated in this Agreement, the Separation Agreement and the other Transaction Documents as violative of any applicable Law, including any Antitrust Law or Foreign Investment Law, each of the Parties hereto shall, and shall cause their respective Affiliates to, use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated by this Agreement, the Separation Agreement and the other Transaction Documents on or before the Outside Date and (ii) Gold shall, and shall cause its Affiliates to, use reasonable best efforts to take such further action as may be necessary to avoid or eliminate each and every impediment under any applicable law, including any Antitrust Law and Foreign Investment Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, any sale, licensing, divestiture or disposition of any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, contracts, divisions, operations, properties, products or product lines of Gold, the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than Mercury and its Affiliates following the Closing), (B) terminating, transferring or creating relationships, contractual rights or other obligations of Gold, the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than Mercury and its Affiliates following the Closing) and (C) otherwise taking or committing to take actions, including other structural or conduct relief or behavioral remedies, that after the Closing would limit the freedom of action of Gold, the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (or of Gold and its Affiliates) with respect to, or their ability to retain, operate, vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations, properties, products or product lines, including by creating, terminating or divesting relationships, contractual rights or obligations. No actions taken pursuant to this Section 7.4(c) shall be considered for purposes of determining whether a Gold Material Adverse Effect has occurred or may occur. Notwithstanding any other provision in this Agreement to the contrary, (x) Gold and its Affiliates shall not be required to take or agree to take any action if such action or actions would, or would reasonably be expected to, result in a material adverse effect on the business, assets, properties, financial condition or results of operations of Gold and the Gold Subsidiaries (including SpinCo and the other members of the SpinCo Group), taken as a whole, after the consummation of the Transactions, and (y) Mercury, SpinCo and their respective Affiliates shall not be required to take or agree to take any action if such action or actions (1) is not conditioned on the Closing or (2) relates to or would impact any properties, assets or businesses of Mercury’s climate solutions business (clauses (x) and (y), a “Burdensome Condition”).

(d) Whether or not the Merger is consummated, Gold shall be responsible for all filing fees payable to any Governmental Authority in order to obtain any consent, finding of suitability, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 7.4, and each of Gold and Mercury shall otherwise bear its own costs and expenses in connection therewith. Gold and Mercury shall, and shall cause their respective Affiliates to, cooperate and consult with one another in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 7.4, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Gold and Mercury shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other substantive communications received by Gold or Mercury, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, Gold and Mercury shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Assets or information concerning the Transaction Process,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that Gold or Mercury, as the case may be, may reasonably designate any competitively sensitive material provided to another party under this Section 7.4(d) as “Outside Counsel Only”. To the extent practicable, Gold and Mercury agree not to participate in any scheduled meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the Merger or any other transaction contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate. Subject to the terms of this Section 7.4, including the last sentence of Section 7.4(b), Gold shall, after good-faith consultation with Mercury, lead all communications and develop and direct strategy, in each case, with respect to any actions to be taken by the Parties pursuant to this Section 7.4 to obtain the expiration or termination of the waiting period under the HSR Act and the Requisite Regulatory Approvals from any Governmental Authority under the applicable Antitrust Laws or Foreign Investment Laws.

Section 7.5 SpinCo Financing; Mercury Credit Agreement.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, SpinCo shall (and Mercury shall cause SpinCo to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules, documents, certificates and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “Commitment Letter”)), pursuant to which, among other things, the applicable Lenders have committed to provide SpinCo with debt financing in the applicable amount set forth therein (the debt financing contemplated by the Commitment Letter to be issued or incurred by SpinCo being referred to as the “SpinCo Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions, in each case, that are set forth in the Commitment Letter that are applicable to and within the control of SpinCo, (iii) enforce the rights of SpinCo under the Commitment Letter and (iv) obtain funding of the SpinCo Financing (other than any portion thereof that is replaced with previously or concurrently funded Permanent SpinCo Financing) no later than immediately prior to the Distribution.

(b) In the event any funds in the amounts set forth in the Commitment Letter or the SpinCo Financing Agreements (as defined below), or any portion thereof, become unavailable to SpinCo on the terms and conditions contemplated in the Commitment Letter or the SpinCo Financing Agreements, Mercury (in consultation in good faith with Gold) shall cause SpinCo to, and each of SpinCo and Gold shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the SpinCo Financing and Permanent SpinCo Financing that is available, equal to $290,000,000 (the “Alternative SpinCo Financing”, it being understood and agreed that references herein to (i) the SpinCo Financing shall include any such Alternative SpinCo Financing and (ii) the Commitment Letter or SpinCo Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative SpinCo Financing), and to obtain a new financing commitment that provides for such financing; provided, that the terms of the Alternative SpinCo Financing must (A) not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(b), (B) unless otherwise agreed to in writing by Mercury, SpinCo and Gold, be on terms and conditions not materially less favorable (i) with respect to final stated maturity, “all-in-yield”, interest rate margin or mandatory prepayment provisions or (ii) otherwise, taken as a whole, to SpinCo and Gold than those in the Commitment Letter or the SpinCo Financing Agreements, as applicable and (C) unless otherwise agreed to in writing by Mercury, SpinCo and Gold, not contain any conditions to the consummation of such Alternative

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SpinCo Financing that are more onerous than the conditions set forth in the Commitment Letter or the SpinCo Financing Agreements, as applicable (subject, in each case, to the Intended Tax Treatment).

(c) SpinCo shall give Gold, and Gold shall give SpinCo and Mercury, prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (ii) any actual or threatened withdrawal, repudiation or termination of the SpinCo Financing or Permanent SpinCo Financing by any party to the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iv) the termination or expiration of the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements or (v) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements. Subject to Section 7.5(b), SpinCo shall not, without the prior written consent of Gold, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of Mercury, SpinCo and Gold agrees to cooperate (and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by SpinCo of the SpinCo Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and Gold to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) participating in the preparation of appropriate and customary materials for bank information memoranda and similar documents customarily required in connection with obtaining such SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers (including a customary “10b-5” representation regarding the absence of material misstatements or omissions in the information furnished in connection therewith, and, where applicable, certifying as to the absence of material non-public information in the information furnished in connection therewith), (iv) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto, on the terms and conditions contained in the Commitment Letter or on such other terms as are reasonably acceptable to Mercury, SpinCo and Gold (the “SpinCo Financing Agreements”); provided, that any such other terms must not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(d), (v) on a timely basis (A) satisfying all conditions precedent in the Commitment Letter and the SpinCo Financing Agreements that are within the control of SpinCo, Gold or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in Section 4 of Annex C to the Commitment Letter (the “Required SpinCo Information”) and any additional customary financial information regarding the SpinCo Business or Gold and the Gold Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Gold, as applicable, in connection with the SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the SpinCo Financing; provided that, for the avoidance of doubt, Gold shall be solely responsible for the preparation and content of any offering documents, bank information memoranda, pro forma financial information, capitalization tables, projections, forward-looking statements and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

synergy/cost-savings information, (vi) furnishing at least four (4) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the Commitment Letter), the certification required by Section 5 of Annex C to the Commitment Letter, in each case to the extent requested at least nine (9) Business Days prior to the Closing, and (vii) delivering any customary certificates required by the SpinCo Financing Agreements (other than any solvency certificate, which shall be delivered by an officer of Gold). All cooperation under this Section 7.5(d) shall be subject to Section 7.5(h).

(e) Mercury hereby consents to the use of SpinCo’s and the SpinCo Subsidiaries’ logos, and Gold hereby consents to the use of its and the Gold Subsidiaries’ logos, in connection with the SpinCo Financing and Permanent SpinCo Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and Gold shall, upon reasonable request by Mercury, each keep Mercury informed in reasonable detail of the status of its efforts to arrange and consummate the SpinCo Financing and Permanent SpinCo Financing and as promptly as practicable provide copies of then-current drafts of the SpinCo Financing Agreements and Permanent SpinCo Financing Agreements.

(f) Notwithstanding any of the foregoing or any other provision in this Agreement to the contrary, (i) other than in the event of a termination by Gold pursuant to Section 9.1(d) due to a material breach of a covenant on the part of Mercury or SpinCo, in which case Mercury shall be responsible for 100% of the Financing Reimbursement Obligations, Gold shall, and shall cause the Gold Subsidiaries to, pay to Mercury an amount of cash equal to 100% of the aggregate amount of the Financing Reimbursement Obligations (payment for any such Financing Reimbursement Obligations to be made promptly and in any event within ten (10) Business Days following delivery to Gold by Mercury of a written request therefor accompanied by reasonable supporting documentation evidencing such Financing Reimbursement Obligations) and (ii) without duplication of the foregoing, Gold shall, and shall cause the Gold Subsidiaries to, indemnify and hold harmless Mercury, its Subsidiaries and its and their respective Representatives from and against 100% of Losses actually suffered or incurred by them in connection with the SpinCo Financing, the Permanent SpinCo Financing or the Gold Financing, except any such Losses to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement, the Commitment Letter, any SpinCo Financing Agreement or any other agreement executed in connection with the SpinCo Financing or the Permanent SpinCo Financing by Mercury or any of its Subsidiaries, including SpinCo, or any of their respective Representatives.

(g) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of Mercury, SpinCo and Gold agrees to cooperate (and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by SpinCo (or its designee) in lieu of or in replacement of the SpinCo Financing (such financing, the “Permanent SpinCo Financing”), including by (i) consulting in good faith on the terms and conditions of any Permanent SpinCo Financing, which shall be subject to SpinCo and Gold’s mutual approval, (ii) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and Gold, to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iv) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers (including a customary “10b-5” representation regarding the absence of material misstatements or omissions in the information furnished in connection therewith, and, where applicable, certifying as to the absence of material non-public information in the information furnished in connection therewith), (v) using reasonable best efforts to obtain or provide customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions (if and to the extent required by the applicable financing sources and, prior to the Effective Time, to be delivered by counsel to Gold (and not by counsel to SpinCo); provided that any legal opinion of counsel to SpinCo, shall be delivered effective as of the Effective Time and solely with respect to SpinCo and its Subsidiaries, at Gold’s request and expense), negative assurance letters, officers’ certificates and other documentation and items relating to the Permanent SpinCo Financing to the extent customarily provided in similar financings for issuers comparable to SpinCo (but, for the avoidance of doubt, no solvency certificate shall be required from any officer of SpinCo), (vi) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Permanent SpinCo Financing Agreements”), on terms and conditions reasonably satisfactory to Mercury, SpinCo and Gold; provided, that any such terms must not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(g), (vii) on a timely basis (A) satisfying all conditions precedent in the Permanent SpinCo Financing Agreements that are within the control of SpinCo, Gold or their respective Subsidiaries, as applicable, (B) furnishing all Required SpinCo Information and any additional customary financial information regarding the SpinCo Business or Gold and the Gold Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Gold, as applicable, in connection with the Permanent SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the Permanent SpinCo Financing, (viii) facilitating the provision of guarantees if required by the terms of the Permanent SpinCo Financing; provided that no guarantees or security shall be required from Mercury or any Affiliate other than SpinCo and its Subsidiaries, and no guarantees or security from SpinCo or any of its Subsidiaries shall be required to be provided prior to the Effective Time (other than any escrow subsidiary or other special purpose entity solely for purposes of any Permanent SpinCo Financing), (ix) furnishing at least four (4) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the Commitment Letter), the certification required by Section 5 of Annex C to the Commitment Letter, in each case to the extent requested at least nine (9) Business Days prior to the Closing, and (x) delivering any customary certificates required by the Permanent SpinCo Financing Agreements. For the avoidance of doubt, (x) Gold shall be solely responsible for the preparation and content of any offering documents, bank information memoranda, pro forma financial information, capitalization tables, projections, forward-looking statements and synergy/cost-savings information relating to the Permanent SpinCo Financing, and (y) SpinCo’s obligations under this Section 7.5(g) are subject to Section 7.5(h).

(h) Notwithstanding anything to the contrary in this Section 7.5, (i) no action contemplated in this Section 7.5 shall be required to the extent such action would: (A) require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, Gold or any of the Gold Subsidiaries to be an issuer or guarantor of the SpinCo Financing or the Permanent SpinCo Financing; (B) require Mercury or any of its Subsidiaries or, prior to the Closing, Gold or any of the Gold Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of Gold, SpinCo and their respective Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on such entity’s behalf) at the launch, pricing or closing of the SpinCo Financing or the Permanent SpinCo Financing, as applicable); provided, that, for the avoidance of doubt, no officer, employee or counsel of SpinCo shall be required to deliver any legal opinion to any financing source prior to the Effective Time, and any legal opinion required by the Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Financing Agreements shall, prior to the Effective Time, be delivered by counsel to Gold (and not by counsel to SpinCo); provided, further, that the foregoing limitations shall not apply to the provision of customary authorization and representation letters to be executed and delivered by Gold and any of the Gold Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above; (C) cause any director, officer or employee of Mercury or any of its Subsidiaries or Gold or any of the Gold Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, Gold or any of the Gold Subsidiaries to execute and deliver any documentation related to the SpinCo Financing or Permanent SpinCo Financing (other than (1) the customary comfort letters, legal opinions, negative assurance letters and officers’ certificates contemplated to be delivered by or on behalf of Gold and any of the Gold Subsidiaries under Section 7.5(g)(v) above, and (2) the customary authorization and representation letters to be executed and delivered by Gold and any of the Gold Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above); (E) (1) jeopardize (in Mercury’s reasonable determination) any attorney-client privilege of Mercury or any of its Subsidiaries (in which case Mercury and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Gold’s reasonable determination) any attorney-client privilege of Gold or any of the Gold Subsidiaries (in which case Gold and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of Mercury or its Subsidiaries, the Organizational Documents of Gold or the Gold Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the SpinCo Financing, the Permanent SpinCo Financing and intercompany indebtedness required or otherwise contemplated by the Transaction Documents, including the Reorganization Step Plan); (H) unreasonably interfere with the respective businesses or ongoing operations of Mercury and its Subsidiaries or Gold and the Gold Subsidiaries; (I) require Mercury or any of its Subsidiaries or Gold or any of the Gold Subsidiaries to prepare or deliver in connection with the SpinCo Financing or the Permanent SpinCo Financing any financial information (other than the Required SpinCo Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require Mercury, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the SpinCo Financing or the Permanent SpinCo Financing, which shall be prepared by Gold and (ii) no action contemplated in this Section 7.5 shall be required by Mercury, SpinCo or their respective Subsidiaries to the extent such action would result in any material and adverse Tax consequences to Mercury or its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(h).

(i) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Gold or its Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury and Gold (or their respective Affiliates), each of Mercury and SpinCo agrees that Gold may share information with respect to SpinCo and the SpinCo Business with the Lenders, and that Gold and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Gold or any of the Gold Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda; and competitively sensitive information may be provided on an “outside counsel only” basis where reasonably practicable.

(j) All non-public or otherwise confidential information regarding the businesses of Gold and the Gold Subsidiaries obtained by Mercury, SpinCo or their respective Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

provision set forth herein or in any other agreement between Mercury or SpinCo, on the one hand, and Gold, on the other hand (or their respective Affiliates), Gold agrees that Mercury and SpinCo may share information with respect to the businesses of Gold and the Gold Subsidiaries with the Lenders, and that Mercury, SpinCo and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Mercury, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents; and competitively sensitive information may be provided on an “outside counsel only” basis where reasonably practicable.

(k) Mercury shall:

(i) as promptly as possible after the date hereof (and in any event prior to the Closing), deliver to Gold an amendment (the substantially agreed form of which shall be delivered to Gold no later than two (2) Business Days prior to the Closing) to each of the Mercury Existing Debt Agreements pursuant to which the requisite holders of indebtedness issued pursuant to such Mercury Existing Debt Agreement shall have consented to or otherwise amended such Mercury Existing Debt Agreements to permit the transactions contemplated by the Transaction Documents, the SpinCo Financing and the Permanent SpinCo Financing; and

(ii) prior to the Closing, deliver to Gold customary evidence that, pursuant to the terms of the Mercury Existing Debt Agreements and effective prior to or as of the Closing, (A) SpinCo and its Subsidiaries have been released from all guarantees of indebtedness under each Mercury Existing Debt Agreement and (B) the equity interests of SpinCo and its Subsidiaries, all assets of SpinCo and its Subsidiaries and all other assets and business transferred from Mercury to SpinCo pursuant to the Separation Agreement have been released from all Liens and other collateral obligations under each of the Mercury Existing Debt Agreements. Such evidence shall be in form and substance reasonably satisfactory to Gold and may consist of some or all of the following, as applicable: UCC-3 termination statements; recordable satisfactions or releases with respect to any mortgages or deeds of trust; recordable releases with respect to any security interests recorded with the United States Patent and Trademark Office or the United States Copyright Office; and terminations or acknowledgments of any deposit account control agreements, securities account control agreements or similar perfection arrangements, together with an officer’s certificate of Mercury identifying the specific provisions of the Mercury Existing Debt Agreements and related security documents pursuant to which such releases occur automatically upon a permitted disposition and a lien release letter or acknowledgment from the agent or other secured parties under each Mercury Existing Debt Agreement.

(l) In the event that the Issuing SPV (as defined in the Commitment Letter) is utilized in connection with any Permanent SpinCo Financing, the costs, fees and expenses associated with prefunding any reserve, escrow or similar account established in connection therewith (including any amounts required to be deposited to prefund or secure the payment of principal of, or interest or premium on, any Notes issued by or through the Issuing SPV) (the “Escrow Prefunding Costs”) shall be allocated 100% to SpinCo. The Escrow Prefunding Costs shall be deemed Financing Reimbursement Obligations for purposes of Section 7.5(f).

Section 7.6 Gold Financing.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX (or, if earlier, the date that the requisite holders of indebtedness issued pursuant to the Gold Credit Agreement shall have consented to or otherwise amended, amended and restated, refinanced or replaced the Gold Credit Agreement to permit the transactions contemplated by the Transaction Documents, the SpinCo Financing and the Permanent SpinCo Financing (such date, the “Gold Credit Agreement Consent Date”)), Gold shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the Commitment Letter, pursuant to which, among other

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

things, the applicable Lenders have committed to provide Gold with debt financing in the applicable amount set forth therein (the debt financing contemplated by the Commitment Letter to be issued or incurred by Gold being referred to as the “Gold Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions within the control of Gold, in each case, that are set forth in the Commitment Letter that are applicable to Gold, (iii) enforce the rights of Gold under the Commitment Letter and (iv) obtain funding of the Gold Financing no later than contemporaneously with or immediately prior to the Merger.

(b) In the event any funds in the amounts set forth in the Commitment Letter or the Gold Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the Commitment Letter or the Gold Financing Agreements (other than as a result of the Gold Credit Agreement Consent Date), each of Mercury and Gold (in consultation in good faith with Mercury) shall, and shall cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for Gold from the same or alternative sources, in an aggregate amount, when added to the portion of the Gold Financing that is available and other available sources of liquidity, equal to $500,000,000 (the “Gold Alternative Financing”, it being understood and agreed that references herein to (i) the Gold Financing shall include any such Gold Alternative Financing and (ii) the Commitment Letter or Gold Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Gold Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided, that the terms of the Gold Alternative Financing must (A) not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.6(b), (B) unless otherwise agreed to in writing by Mercury, be on terms and conditions not materially less favorable, taken as a whole, to Gold than those in the Commitment Letter or the Gold Financing Agreements, as applicable and (C) unless otherwise agreed to in writing by Mercury, not contain any conditions to the consummation of such Gold Alternative Financing that are more onerous than the conditions set forth in the Commitment Letter or the Gold Financing Agreements, as applicable (subject, in each case, to the Intended Tax Treatment).

(c) Prior to the Gold Credit Agreement Consent Date, (i) Gold shall give SpinCo and Mercury prompt written notice upon it obtaining Knowledge of (A) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Gold Financing Agreements, (B) any actual or threatened withdrawal, repudiation or termination of the Gold Financing by any party to the Gold Financing Agreements, (C) any material dispute or disagreement between or among any of the parties to the Gold Financing Agreements, (D) the termination or expiration of the Gold Financing Agreements, or (E) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the Gold Financing Agreements (including the Gold Credit Agreement Consent Date) and (ii) subject to the immediately preceding clause (b), Gold shall not, without the prior written consent of Mercury, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the Gold Financing Agreements; provided, that (i) SpinCo’s consent shall not be unreasonably withheld, conditioned or delayed and (ii) Gold may make immaterial or administrative amendments, waivers or modifications that do not adversely affect SpinCo or the economic terms of the Gold Financing in any material respect, with prompt notice to SpinCo.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX (or, if earlier, the Gold Credit Agreement Consent Date), each of Mercury, SpinCo and Gold agrees to cooperate (and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by Gold of the Gold Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

expertise of the management team of and advisors, including auditors, to SpinCo and Gold to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) negotiating and, in the case of Gold, entering into definitive agreements with respect thereto, on the terms and conditions contained in the Commitment Letter or on such other terms as are reasonably acceptable to Mercury, SpinCo and Gold (the “Gold Financing Agreements”); provided, that any such other terms must not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith and, with respect to consequences of the Intended Tax Treatment, in consultation with Gold); provided, further, that any violation of the Intended Tax Treatment that is attributable to the terms of the Gold Financing Agreements shall be deemed material and adverse for purposes of this Section 7.6(d), (iv) on a timely basis (A) satisfying all conditions precedent in the Commitment Letter and the Gold Financing Agreements that are within the control of SpinCo, Gold or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in Section 4 of Annex C to the Commitment Letter (the “Required Gold Information”) and any additional customary financial information regarding the SpinCo Business or Gold and the Gold Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Gold, as applicable, in connection with the Gold Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the Gold Financing, (v) furnishing at least four (4) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if Gold qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the Commitment Letter), the certification required by Section 5 of Annex C to the Commitment Letter, in each case to the extent requested at least nine (9) Business Days prior to the Closing, and (vi) delivering any customary certificates required by the Gold Financing Agreements; provided, that SpinCo’s obligations under this Section 7.6(d) are limited to providing information regarding SpinCo to the extent in its possession and control, participating in reasonable and customary due diligence sessions and delivering limited authorization letters consistent with Section 7.5(d), SpinCo shall not be required to deliver, or to cause its counsel to deliver, any legal opinion in connection with the Gold Financing (any such legal opinions to be delivered by counsel to Gold), and SpinCo shall not be required to satisfy, or be deemed to have satisfied, any condition precedent to the Gold Financing other than delivery of such SpinCo information and cooperation; and nothing herein shall require disclosure of information protected by privilege, restricted by Law or Contract, or competitively sensitive (which, where reasonably practicable, may be provided on an “outside counsel only” basis). All cooperation under this Section 7.6(d) shall be subject to Section 7.6(f).

(e) Mercury hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and Gold hereby consents to the use of its and the Gold Subsidiaries’ logos, in connection with the Gold Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and Gold shall, upon reasonable request by Mercury, each keep Mercury informed in reasonable detail of the status of its efforts to arrange and consummate the Gold Financing and as promptly as practicable provide copies of then-current drafts of the Gold Financing.

(f) Notwithstanding anything to the contrary in this Section 7.6, no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries to be an issuer or guarantor of the Gold Financing; (B) require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or Gold or any of the Gold Subsidiaries or, prior to the Closing, SpinCo or any of its Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of Gold and the Gold Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on its behalf) at the closing of the Gold Financing); provided, that SpinCo shall not be required to deliver, or to cause its counsel to deliver, any legal opinion in connection with the Gold Financing (any such legal opinions to be delivered by counsel to Gold), and no legal opinion of counsel to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SpinCo shall be required prior to the Effective Time; (C) cause any director, officer or employee of Mercury or any of its Subsidiaries, or Gold or any of the Gold Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries, to execute and deliver any documentation related to the Gold Financing; (E) (1) jeopardize (in Mercury’s reasonable determination) any attorney-client privilege of Mercury or any of its Subsidiaries (in which case Mercury and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Gold’s reasonable determination) any attorney-client privilege of Gold or any of the Gold Subsidiaries (in which case Gold and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of Mercury or its Subsidiaries, the Organizational Documents of Gold or the Gold Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the Gold Financing); (H) unreasonably interfere with the respective businesses or ongoing operations of Mercury and its Subsidiaries or Gold and the Gold Subsidiaries; (I) require Mercury or any of its Subsidiaries or Gold or any of the Gold Subsidiaries to prepare or deliver in connection with the Gold Financing any financial information (other than the Required Gold Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require Mercury, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments.

(g) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Gold or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury and Gold (or their respective Affiliates), each of Mercury and SpinCo agrees that Gold may share information with respect to SpinCo and the SpinCo Business with the Lenders, and that Gold and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Gold Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Gold or any of the Gold Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda; and competitively sensitive information may be provided on an “outside counsel only” basis where reasonably practicable.

(h) All non-public or otherwise confidential information regarding the businesses of Gold and the Gold Subsidiaries obtained by Mercury, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury or SpinCo, on the one hand, and Gold, on the other hand (or their respective Affiliates), Gold agrees that Mercury and SpinCo may share information with respect to the businesses of Gold and the Gold Subsidiaries with the Lenders, and that Mercury, SpinCo and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Gold Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Mercury, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents.

Section 7.7 Access to Information.

(a) Mercury shall, and shall cause its Subsidiaries, on the one hand, and Gold shall, and shall cause the Gold Subsidiaries, on the other hand, to the extent permitted under applicable Law, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party, during the Interim Period, in such manner as to not interfere with

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Gold’s and its Subsidiaries’ or the SpinCo Business’s (as applicable) normal operations, the properties, the SpinCo Books and Records and appropriate senior-level employees of Gold and the Gold Subsidiaries or Mercury and its Subsidiaries (to the extent related to the SpinCo Business), including the members of the SpinCo Group (as applicable), as such Party and its Representatives may reasonably request solely for purposes of consummating the Transactions, integration planning and preparing for the operation of SpinCo and the Surviving Corporation post-Closing; provided, that: (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results or other sensitive personal information; (d) no Party or its Representatives shall communicate with any of the employees of the other Party or its Subsidiaries without the prior written consent of such Party (which consent shall not be unreasonably withheld, conditioned or delayed) and except to the extent required to comply with the terms of the Employee Matters Agreement or other Transaction Documents or as otherwise expressly permitted by such Party; and (e) nothing in this Section 7.7 shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided, that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). For the avoidance of doubt, no Party shall be required to provide any information that is not readily available to such Party and its Affiliates under their books and records or current reporting systems following the use of commercially reasonable efforts (or which creates an unreasonable burden on the employees of the providing Party or its Affiliates). All requests for such access to any Party shall be made to such Party or its designated Representative.

(b) Each of Gold and Mercury may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions.

(c) Notwithstanding anything in this Section 7.7 to the contrary, this Section 7.7 shall not require Mercury or SpinCo to provide access to, or make any disclosure with respect to, any information of or to the extent relating to Mercury, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the members of the SpinCo Group, the SpinCo Assets or the SpinCo Liabilities.

(d) The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.8 D&O Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, SpinCo agrees that it shall indemnify and hold harmless each present and former director, officer or employee of SpinCo and any other member of the SpinCo Group (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that SpinCo would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents; provided, that such Person delivers an undertaking to SpinCo in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, SpinCo shall cause the members of the SpinCo Group (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the members of the SpinCo Group’s respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of Mercury as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b) SpinCo may, in consultation with Gold, procure a prepaid, non-cancelable six (6) year “tail” policy commencing on the Closing Date containing terms not less favorable to the Indemnified Parties than the terms of directors’ and officers’ and fiduciary liability insurance covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time; provided, that if the premium thereof would exceed 300% of the last annual premium paid by Mercury prior to the date hereof, then SpinCo may only procure the maximum coverage available at an annual premium equal to such maximum amount. If any claim is asserted or made within such six (6) year period, then any insurance that is maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any member of the SpinCo Group and his or her heirs and representatives. In the event that SpinCo or any of its respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo shall succeed to the obligations set forth in this Section 7.8.

Section 7.9 No Solicitation.

(a) Gold shall immediately cease, and shall cause the Gold Subsidiaries to and shall direct and use reasonable best efforts to cause its and their respective Representatives to immediately cease, any discussions or negotiations with any Person (other than Mercury or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall promptly (and, in any event, within twenty-four (24) hours) (x) request that all such Persons and their respective Representatives return or destroy reasonably promptly any confidential information that has been provided in any such discussions or negotiations and (y) terminate access to any physical or electronic data rooms relating to a possible Competing Proposal. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Gold shall not (and shall cause the Gold Subsidiaries not to) nor shall Gold authorize or permit its or any Gold Subsidiaries respective directors, officers or employees to, and shall direct and use reasonable best efforts to cause the Representatives of the foregoing not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information relating to Gold or any Gold Subsidiary relating to any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal);

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

provided, however, if, prior to obtaining the Gold Shareholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that was not, directly or indirectly, solicited, initiated, knowingly encouraged or knowingly facilitated in breach of this Section 7.9(a), that the Gold Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that the Gold Board determines in good faith, after consultation with outside legal counsel, that a failure to take action under clause (A) or (B) below with respect to such Competing Proposal would be reasonably expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law, Gold may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to Gold, the Gold Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement (provided, that if the Person making such Competing Proposal is a competitor of Gold, Gold shall not provide any commercially sensitive non-public information with respect to the competing business to such Person or their Representatives in connection with any actions permitted by this Section 7.9(a) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information); provided, further, that Gold shall provide Mercury a non-redacted copy of each Acceptable Confidentiality Agreement that Gold executes in accordance with this Section 7.9(a), and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 7.9. The Gold Board shall not, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article IX, (1) adopt, authorize, approve, endorse or recommend, or publicly propose to adopt, authorize, approve, endorse or recommend, any Competing Proposal, (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Mercury or SpinCo, the Gold Board Recommendation, (3) if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Gold Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, fail to recommend against any such Competing Proposal within ten (10) Business Days after such commencement (or, if earlier, by the second (2nd) Business Day prior to the then-scheduled Gold Shareholders Meeting), (4) fail to include the Gold Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit Gold or any Gold Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3), (4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “Gold Adverse Recommendation Change”).

(b) Except as expressly permitted by this Section 7.9, Gold shall not, and shall cause the Gold Subsidiaries not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article IX: (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to Mercury, release, modify or grant any permission, waiver or release under, any “standstill” or similar agreement entered into by Gold or any of the Gold Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the Gold Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (ii) would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law).

(c) In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the Gold Shareholder Approval, the Gold Board may (i) in response to any bona fide written Competing Proposal received after the date hereof that was not, directly or indirectly, solicited, initiated or knowingly encouraged in breach of Section 7.9(a), effect a Gold Adverse Recommendation Change or (ii) in response to an Intervening Event, effect a Gold Adverse Recommendation Change, in the case of each of clauses (i) and (ii), if and only if, (A) (1) in the case of a Competing Proposal, the Gold Board concludes in good faith, after consultation with Gold’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(2) in the case of an Intervening Event, if the Gold Board determines in good faith that an Intervening Event has occurred and is continuing; (B) the Gold Board determines in good faith, after consultation with Gold’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law; (C) the Gold Board provides Mercury four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as an unredacted copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (D) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by Mercury, Gold shall and shall direct its Representatives to, negotiate in good faith with Mercury regarding any revisions to the terms of the Transactions, including those contemplated by this Agreement and the other Transaction Documents, proposed by Mercury in response to such Competing Proposal or Intervening Event; and (E) at the end of the four (4) Business Day period described in the foregoing clause (D), the Gold Board concludes in good faith, (x) after consultation with Gold’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement or the other Transaction Documents to which Mercury and SpinCo have agreed in writing), that such Competing Proposal continues to be a Superior Proposal and (y) after consultation with Gold’s outside legal counsel, that the failure to make a Gold Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the shareholders of Gold would receive as a result of the Superior Proposal) or to the facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided, that, with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to three (3) Business Days.

(d) Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), Gold shall as promptly as reasonably practicable, and in any event no later than forty-eight (48) hours, after it receives (i) any Competing Proposal or any proposals or inquiries that would reasonably be expected to lead to a Competing Proposal, (ii) any inquiry or request for non-public information relating to Gold or the Gold Subsidiaries relating to, or from any Person that has made, has indicated in writing that such Person is reasonably likely to make, or would reasonably be expected to make, a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal or that would reasonably be expected to lead to a Competing Proposal, notify Mercury (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms and conditions of, and facts surrounding any such request, inquiry or Competing Proposal), including any modification thereto. Gold shall keep Mercury reasonably informed on a reasonably prompt and current basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes to such Competing Proposal (including any changes to the material terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of Gold hereunder), including promptly furnishing unredacted copies of any written inquiries, proposals, material correspondence and draft material documentation and definitive agreements and written summaries of any other material oral inquiries or discussions, including those exchanged between Gold and such Person and/or their respective Representatives. Gold agrees that, it shall, prior to or substantially concurrent with the time it is provided to any third parties (and, in any event, within forty-eight (48) hours), provide to Mercury any non-public information concerning Gold or the Gold Subsidiaries that Gold (directly or indirectly) provides to any third party in connection with any Competing Proposal which was not previously provided to Mercury and SpinCo.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(e) Nothing contained in this Agreement shall prohibit Gold or the Gold Board from (i) disclosing to its shareholders a position pursuant to the Exchange Act or (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) or any similar statement in response to any publicly disclosed Competing Proposal, so long as such disclosure includes an express reaffirmation of the Gold Board Recommendation, without alternation, modification or qualification thereof. For the avoidance of doubt, this Section 7.9(e) shall not permit the Gold Board to make (or otherwise modify the definition of) a Gold Adverse Recommendation Change.

(f) Any failure of any of the Gold Subsidiaries or any Representative of Gold or any of the Gold Subsidiaries to comply with any provisions of this Section 7.9 (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by Gold.

(g) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the Transactions, any inquiry, proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture, exclusive license, spin-off, share exchange or other similar transaction involving twenty percent (20%) or more of the issued and outstanding shares of Gold Common Stock or any other class or type of Interests, or consolidated assets of, Gold or any of the Gold Subsidiaries; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of Subsidiaries), net revenue or net income of Gold and the Gold Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Gold Common Stock or of any other class or type of Interests, in Gold; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Gold Common Stock or of any other class or type of Interests of Gold or any of the Gold Subsidiaries; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited in violation of Section 7.9(a) and which, in the good faith judgment of the Gold Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, and the identity of the Person or Persons making the proposal and (B) if consummated, would result in a transaction that is more favorable to Gold’s shareholders from a financial point of view than the Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by Mercury and SpinCo pursuant to Section 7.9(b)).

Section 7.10 Exclusivity. Mercury shall immediately cease, and shall cause its Subsidiaries to immediately cease, and shall direct and use reasonable best efforts to cause its Representatives, to immediately cease, any discussions or negotiations with any Person (other than Gold or its Affiliates) that may be ongoing with respect to a SpinCo Proposal and shall request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier to occur of (a) termination of this Agreement pursuant to Article IX and (b) the Closing, Mercury shall not, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from a third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise), exclusive license, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of Mercury and its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Proposal”) or any inquiry, offer or proposal that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations, or furnish to any Person any non-public information relating to the SpinCo Business, SpinCo Assets or the SpinCo Group in connection with any SpinCo Proposal or any inquiry, offer or proposal related to, or that would reasonably expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal or (iv) approve or authorize, or cause or permit Mercury or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided, that nothing in this Section 7.10 shall limit Mercury’s ability to pursue or engage in any transaction relating to substantially all of the business of Mercury (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay Mercury’s ability to comply with its obligations hereunder and under the Separation Agreement and the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 7.11 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) for the joint press release to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11) or (c) any communications regarding a Gold Adverse Recommendation Change in accordance with this Agreement, neither Gold nor Mercury will, and each of Gold and Mercury will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or obligations pursuant to any listing agreement with or the rules of any national securities exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to (x) consult in good faith with the other Party thereto and (y) provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public statements made by such Party in compliance with this Section 7.11.

Section 7.12 Employee Non-Solicitation; Non-Competition.

(a) For a period of two (2) years following the Closing Date, Mercury shall not, and shall cause its Subsidiaries not to, (i) directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of Gold or any of its Affiliates any employee with a title of Manager or higher of the SpinCo Business as of the Closing Date or any employee set forth on Section 7.12(a)(i) of the SpinCo Disclosure Letter; provided, that this Section 7.12(a) shall not restrict any (x) general solicitation for employees not specifically directed at such Persons or (y) solicitation or employment of any Person whose employment with Gold or its Affiliates was terminated by Gold or any of its Subsidiaries prior to any solicitation by Mercury or its Subsidiaries; provided, further, that notwithstanding the foregoing, to the fullest extent permitted under applicable Law, neither Mercury nor its Subsidiaries may hire any employee set forth on Section 7.12(a)(ii) of the SpinCo Disclosure Letter during such two (2)-year period.

(b) For a period of two (2) years following the Closing Date, Gold shall not, and shall cause its Affiliates (including, following the Closing, the members of the SpinCo Group) not to, (i) directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of Mercury or its Subsidiaries any employee with a title of Vice President or higher of Mercury or its Subsidiaries or any employee set forth on Section 7.12(b)(i) of the Gold Disclosure Letter; provided, that this Section 7.12(b) shall not restrict any (x) general solicitation for employees not specifically directed at such Persons or (y) solicitation or employment of any Person whose employment with Mercury or its Subsidiaries was terminated by Mercury or any of its Subsidiaries prior to any solicitation by Gold or its Affiliates (including the SpinCo Group); provided, further, that notwithstanding the foregoing, neither Gold nor

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

its Subsidiaries may hire any employee set forth on Section 7.12(b)(ii) of the Gold Disclosure Letter during such two (2)-year period.

(c) In furtherance of the Merger and the transactions contemplated hereby, Mercury covenants and agrees that, from and after the Effective Time until the date that is four (4) years after the Closing Date (the “Restricted Period”) and except as otherwise expressly contemplated by Transaction Documents or as set forth on Section 7.12(c)(i) of the SpinCo Disclosure Letter, it shall not, and shall cause the members of the Mercury Group not to, directly or indirectly, engage in (or own any Interest in any Person that engages in) the SpinCo Business or any product set forth on Section 7.12(c)(ii) of the SpinCo Disclosure Letter (the “Competitive Business”). Notwithstanding the foregoing, nothing in this Section 7.12(c) shall prohibit (i) any member of the Mercury Group from engaging in the businesses conducted by the Mercury Group (excluding the SpinCo Business) at the Effective Time, (ii) any member of the Mercury Group from directly or indirectly acquiring (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in a Person or business engaged in a Competitive Business, and operating and managing such Person or business; provided, that if such Competitive Business represents fifteen percent (15%) or more of the net revenues or net income of such acquired Person or business, as applicable, for such acquired business’s or Person’s most recently completed fiscal year, then the applicable member of the Mercury Group shall within eighteen (18) months after the consummation of Mercury’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such Person or business so long as the Restricted Period is still in effect, either (x) dispose of such Person or business or the relevant portion thereof that is engaged in the Competitive Business or (y) discontinue the operation of such Competitive Business, (iii) the acquisition and ownership by Mercury or any of its Subsidiaries, directly or indirectly, of less than five percent (5%) in the aggregate of the equity interests of any Person engaged in a Competitive Business, (iv) any member of the Mercury Group from performing their obligations under this Agreement or the Transaction Documents, or (v) any Person who acquires fifty percent (50%) or more of the consolidated assets or issued and outstanding shares of Mercury (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) from engaging in a Competitive Business if such Person is engaging in such Competitive Business prior to such acquisition; provided, that the restrictions and obligations set forth in this Section 7.12(c) shall continue to apply to Mercury and its Subsidiaries (as of immediately prior to such acquisition) until the fourth (4th) anniversary of the Closing Date.

(d) The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business and the business of Mercury and the other members of the Mercury Group. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or is in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.

Section 7.13 Defense of Litigation. Gold and Mercury shall provide the other Party prompt notice in writing of any Action brought by any shareholder or purported shareholder or equityholder, as applicable, of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to Mercury, SpinCo) relating to the transactions contemplated by this Agreement or the Separation Agreement, including the Separation, the Merger, the Gold Charter Amendment and the Gold Share Issuance, and shall keep the other Party informed on a reasonably prompt basis with respect to the status thereof and consider any comments or suggestions made by the other Party in good faith with respect to the strategy therefor; provided, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.14 Section 16 Matters. Prior to the Effective Time, each of Gold, Mercury and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Gold Common Stock resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Gold or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give Mercury or SpinCo, directly or indirectly, the right to control or direct Gold’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Gold, directly or indirectly, the right to control or direct the operations of Mercury or SpinCo, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of Mercury, SpinCo and Gold shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.16 SpinCo Share Issuance. In connection with the Distribution, prior to the Distribution Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Mercury Common Stock entitled to receive the Distribution outstanding immediately prior to the Distribution Time in accordance with the terms of the Separation Agreement. SpinCo shall effect such amendments, filings or other actions with respect to its Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation Agreement.

Section 7.17 Transaction Documents. Gold shall, or shall cause the applicable Gold Subsidiaries to, execute and deliver to Mercury at or prior to the Closing each of the Transaction Documents to which it or any such Gold Subsidiary is or will be a party at the Effective Time that have not previously been executed. Mercury shall, or shall cause its applicable Subsidiaries to, execute and deliver to Gold at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed.

Section 7.18 Stock Exchange Listing. Gold shall use its reasonable best efforts to cause the shares of Gold Common Stock issuable pursuant to the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.19 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, Gold and the Gold Board shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 7.20 Works Council Matters. The Parties acknowledge and agree that they will satisfy all notification and consultation obligations in all material respects with respect to the Separation, the Distribution and the Merger. The Parties shall reasonably cooperate with each other in connection with such notification and consultation processes, and Gold shall be provided with a reasonable opportunity to review in advance any proposed communications in connection therewith, and any information to be provided related to the Transactions, including the SpinCo Financing, the Gold Financing and the expected consequences of the Transactions, shall be mutually agreed to by Gold and Mercury.

Section 7.21 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement); provided, that no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.22 Sole Stockholder Approvals. Immediately after the execution of this Agreement, (a) Mercury will deliver the SpinCo Stockholder Approval to Gold, and (b) Gold, as the sole shareholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Shareholder Approval”), and deliver a copy of the Merger Sub Shareholder Approval to Mercury.

Section 7.23 Obligations of Merger Sub. Gold shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.24 Financial Statements.

(a) Mercury shall deliver to Gold, (x) as promptly as reasonably practicable after the date hereof, unaudited carve-out combined balance sheets as of, and related combined statements of operations and cash flows for, the nine (9)-month period ended December 31, 2025, together with an unaudited statement of operations for the nine (9)-month period ended December 31, 2025 and (y) as promptly as reasonably practicable after the end of any interim period ending after the date hereof, unaudited carve-out consolidated balance sheets and related consolidated statements of operations and cash flows as of and for each interim period ended sixty (60) days prior to the Closing Date, in each case, prepared on a GAAP basis for pro forma disclosure purposes and suitable for inclusion in an offering document or confidential offering memorandum for any Permanent SpinCo Financing (the “SpinCo Unaudited Nine-Month Financial Statements”). Mercury shall deliver to Gold, as promptly as reasonably practicable after the date hereof, the audited combined and consolidated financial statements of (i) the SpinCo Business and (ii) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) (except that for SpinCo, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the SpinCo Business and (2) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) as of March 31, 2026, March 31, 2025 and March 31, 2024, and the combined and consolidated statements of income, comprehensive income and cash flows of (x) the SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Business and (y) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) for the fiscal years ended March 31, 2026, March 31, 2025 and March 31, 2024, and the notes related thereto, prepared on a GAAP basis and together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the SpinCo Business and SpinCo (collectively, the “SpinCo Audited Financial Statements”) as well as consents of such independent accountants required to be filed with the Gold Registration Statement no later than the filing of the Gold Registration Statement.

(b) Mercury shall, from the date hereof until the date on which Gold files a Current Report on Form 8-K in connection with the Closing, which shall be within four (4) Business Days of the Closing (or no later than seventy-one (71) thereafter if such Current Report on Form 8-K does not include all historical financial statements of SpinCo required pursuant Item 9.01 of Form 8-K), deliver to Gold, as promptly as reasonably practicable after the end of any fiscal quarter ending after the date hereof, copies of the unaudited combined balance sheet of the SpinCo Business as of the end of each fiscal quarter ending after December 31, 2025, the related unaudited combined statements of income, comprehensive income and cash flows of the SpinCo Business for each such fiscal quarter and the notes related thereto, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, prepared on a GAAP basis, and in each case, to the extent required to be included or incorporated by reference in the Securities Filings or in connection with the SpinCo Financing, Permanent SpinCo Financing and Gold Financing (collectively, the “SpinCo Subsequent Unaudited Financial Statements”), which SpinCo Subsequent Unaudited Financial Statements shall have been reviewed by the independent accountant for SpinCo in accordance with the procedures specified by the Public Company Accounting Oversight Board in AS 4105, Reviews of Interim Financial Information.

(c) In connection with the filing of the Securities Filings, as well as the SpinCo Financing, Permanent SpinCo Financing and Gold Financing, as applicable, Mercury shall use its commercially reasonable efforts prior to and after the Closing to cooperate with Gold in connection with Gold’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X, including, without limitation the pro forma financial statements that are required to be filed with the SEC by Gold as an exhibit to a Current Report on Form 8-K within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such pro forma financial statements are not included in the Current Report on Form 8-K filed by Gold within four (4) Business Days of the Closing).

(d) After the Closing, Gold shall use its commercially reasonable efforts to cooperate with Mercury in connection with Mercury’s preparation of financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X.

(e) Notwithstanding any of the foregoing or any other provision in this Agreement to the contrary, other than in the event of a termination by Gold pursuant to Section 9.1(d) due to a material breach of a covenant on the part of Mercury or SpinCo, in which case Mercury shall be responsible for 100% of the Audit Reimbursement Obligations, in the event Mercury (i) delivers to Gold substantially complete drafts of the financial statements for fiscal year end March 31, 2025 and fiscal year end March 31, 2024 included in the SpinCo Audited Financial Statements on or before April 30, 2026, and (ii) delivers to Gold the final copies of such financial statements on or before May 8, 2026, Gold shall, and shall cause the Gold Subsidiaries to, pay to Mercury an amount of cash equal to 50% of the aggregate amount of the Audit Reimbursement Obligations (payment for any such Audit Reimbursement Obligations to be made promptly and in any event within ten (10) days following delivery to Gold by Mercury of a written request therefor accompanied by reasonable supporting documentation evidencing such Audit Reimbursement Obligations), but in no event shall Gold’s responsibility for its portion of the Audit Reimbursement Obligations exceed $4,000,000. For the avoidance of doubt, in the event the financial statements for fiscal year end March 31, 2025 and fiscal year end March 31, 2024 included in the SpinCo Audited Financial Statements are not (i) substantially completed and delivered to Gold on or before April 30, 2026 and (ii) completed and delivered to Gold on or before May 8, 2026, Mercury shall be responsible for 100% of the Audit Reimbursement Obligations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 7.25 Notices of Certain Events. Subject to applicable Law and as otherwise required by any Governmental Authority, Mercury and Gold each shall keep the other reasonably apprised of the status of material matters relating to the consummation of the Transactions. Mercury and Gold each shall give reasonably prompt notice to the other of any change, event, development or effect that has had or would reasonably be expected to have a Mercury Material Adverse Effect, SpinCo Material Adverse Effect or a Gold Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided, that the delivery of any notice pursuant to this Section 7.25 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the SpinCo Disclosure Letter or Gold Disclosure Letter, as applicable; provided, further, that any Party’s obligations, actions or inactions pursuant to this Section 7.25, in each case, in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 8.2(a) or Section 8.3(a), as applicable, has been satisfied.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of SpinCo, Mercury, Gold and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Mercury and Gold) at or prior to the Closing of the following conditions:

(a) (i) Any applicable waiting period under the HSR Act with respect to the Merger shall have expired or been terminated; and (ii) any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Merger from a Governmental Authority under a Law set forth on Section 8.1(a) of the Gold Disclosure Letter (each, a “Requisite Regulatory Approval”) shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable, without the imposition of any Burdensome Condition;

(b) The Separation and the Distribution shall have been consummated in accordance with the terms of the Separation Agreement in all material respects;

(c) Each of the Gold Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

(d) No Governmental Authority of competent jurisdiction in any jurisdiction set forth in Section 8.1(d) of the SpinCo Disclosure Letter shall have enacted, promulgated, issued or granted any Law or Order that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger (each, a “Legal Restraint”);

(e) The Gold Shareholder Approval shall have been obtained; and

(f) The shares of Gold Common Stock to be issued to the holders of shares of SpinCo Common Stock pursuant to the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of Mercury and SpinCo. The obligation of Mercury and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Mercury) at or prior to the Closing of the following additional conditions:

(a) Each of Gold and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) The representations and warranties made by Gold and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1, Section 6.2, Section 6.3(a), Section 6.12(b), Section 6.22, Section 6.25 and Section 6.26), without giving effect to materiality, Gold Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Gold Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. The representations and warranties made by Gold and Merger Sub set forth in the first sentence of Section 6.1, Section 6.2, Section 6.22 and Section 6.26 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Gold and Merger Sub set forth in Section 6.3(a), Section 6.12(b) and Section 6.25 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 6.3(a) and Section 6.25, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Gold and Merger Sub shall have delivered to Mercury a certificate dated as of the Closing Date signed by an executive officer of Gold and Merger Sub to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) Mercury shall have received the Mercury Merger Tax Opinion;

(e) Mercury shall have received (i) the IRS Ruling in form and substance reasonably satisfactory to Mercury, and such IRS Ruling shall continue to be valid and in full force and effect and (ii) the Distribution Tax Opinion in form and substance reasonably satisfactory to Mercury; and

(f) The SpinCo Cash Distribution shall have occurred.

Section 8.3 Additional Conditions to the Obligations of Gold and Merger Sub. The obligation of Gold and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Gold) at or prior to the Closing of the following additional conditions:

(a) Each of Mercury and SpinCo shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by Mercury and SpinCo set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.3(a)-(c), Section 5.6(b), Section 5.7 and Section 5.21), without giving effect to materiality, “Mercury Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Mercury Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Mercury Material Adverse Effect. The representations and warranties made by Mercury and SpinCo set forth in

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.7 and Section 5.21 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Mercury and SpinCo set forth in Section 5.3(a)-(c) and Section 5.6(b) and shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 5.3(a)-(c), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Mercury shall have delivered to Gold a certificate dated as of the Closing Date signed by an executive officer of Mercury to the effect that each of the conditions set forth in Section 8.3(a), and Section 8.3(b) have been satisfied; and

(d) Gold shall have received the Gold Merger Tax Opinion.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of Mercury and Gold;

(b) by Mercury or Gold, if the Closing shall not have occurred on or prior to March 31, 2027 (the “Outside Date”); provided, that, if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(d) (solely as it relates to any Antitrust Law or Foreign Investment Law) have not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the fourth (4th) Business Day prior to the Outside Date, but all other conditions to the Closing set forth in Article VIII have been satisfied or waived (to the extent permitted by applicable Law) (other than the conditions to the Closing set forth in Section 8.1(c) and Section 8.2(e) and those conditions that by their nature are to be satisfied at the Closing (including the conditions to the Closing set forth in Section 8.1(b), Section 8.2(c), Section 8.2(d), Section 8.2(f), Section 8.3(c) and Section 8.3(d), in each case, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date)), the Outside Date will be automatically extended, without any action on the part of any Party, to June 30, 2027 and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, notwithstanding the foregoing provisions of this Section 9.1(b), Mercury and Gold may mutually agree in writing to amend the Outside Date to any other date as they mutually agree;

(c) by Mercury or Gold, if any Legal Restraint permanently preventing or prohibiting consummation of the Merger or the Separation shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Legal Restraint;

(d) by Gold upon written notice to Mercury, in the event of a breach of any representation, warranty, covenant or agreement on the part of Mercury or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

of being cured by the Outside Date, is not cured by Mercury or SpinCo by the earlier of: (x) sixty (60) days after receipt by Mercury of written notice thereof or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Gold shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Gold or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e) by Mercury upon written notice to Gold, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Gold or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by Gold by the earlier of: (x) sixty (60) days after receipt by Gold of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Mercury shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Mercury or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f) by Mercury or Gold if the Gold Shareholder Approval shall not have been obtained upon a vote taken thereon at the Gold Shareholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such Gold Shareholder Approval; or

(g) by Mercury, at any time prior to obtaining the Gold Shareholder Approval, if the Gold Board shall have effected a Gold Adverse Recommendation Change.

Section 9.2 Effect of Termination. In the event of termination of this Agreement in accordance with Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.5(f), Section 7.5(h), Section 7.5(i), Section 7.5(j), Section 7.7(d), Section 7.24(e), this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Section 9.3 Termination Fee; Other Fees and Expenses.

(a) Except as otherwise provided in the Separation Agreement or this Agreement, including this Section 9.3, Section 7.4(d), Section 7.5(f) and Section 7.24(e), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated; provided, that the expenses in connection with printing and mailing the Gold Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Distribution Documents, shall be borne equally by Mercury and Gold.

(b) If this Agreement is terminated (i) pursuant to Section 9.1(g) (or pursuant to any other provision of Section 9.1 when Mercury had the right to terminate this Agreement pursuant to Section 9.1(g)) or (ii) (A) pursuant to Section 9.1(e), (B) pursuant to Section 9.1(b), or (C) pursuant to Section 9.1(f) and, in the case of each of clauses (B) and (C) (and with respect to clause (A), prior to such termination), a Competing Proposal shall have been publicly announced or disclosed (or otherwise communicated to the Gold Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the Gold Shareholders Meeting, and within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Gold enters into a definitive agreement in respect of a Competing

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof, and regardless of when such Competing Proposal was made or the counterparty thereto), then Gold shall pay, or cause to be paid, to Mercury $45,000,000 (the “Gold Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by Mercury on the second Business Day following termination of this Agreement (with respect to clause (i)) or the second Business Day following the earlier of the date Gold enters into a definitive agreement in respect of and the date Gold consummates the applicable transaction (with respect to clause (ii)), as applicable; provided that, solely for purposes of this Section 9.3(b), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g), except that all references to 20% shall instead refer to 50%. In no event shall Gold be required to pay the Gold Termination Fee on more than one occasion.

(c) The payment of the Gold Termination Fee shall be compensation and liquidated damages for the loss suffered by Mercury as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the Gold Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate Mercury in the circumstances in which such Gold Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Gold fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, Mercury commences a suit that results in a judgment against Gold for such amounts, Gold shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%), together with the costs and expenses of Mercury (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by Gold of the Gold Termination Fee shall be the sole and exclusive remedy of Mercury and SpinCo against Gold, Merger Sub and their respective Subsidiaries in circumstances where the Gold Termination Fee is payable hereunder. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8 and Mercury shall be entitled to pursue both a grant of specific performance in addition to payment of the Gold Termination Fee (but shall not be entitled to receive both a grant of specific performance that results in the Closing and payment of the Gold Termination Fee).

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder.

Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (b) waives any objections which such Party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such Party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply, “bounceback” or notice of nondelivery from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Mercury or SpinCo, to:

Modine Manufacturing Company

1500 De Koven Ave

Racine, Wisconsin 53403

Attention:   General Counsel

Email:     [redacted]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention:   Andrew Kaplan

Email:     [redacted]

if to Gold or Merger Sub, to:

Gentherm Incorporated

28875 Cabot Drive

Novi, MI 48377

Attention:   Wayne Kauffman; Jon Douyard

Email:     [redacted]; [redacted]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 N Wabash Ave, Suite 2800

Chicago, IL 60611

Attention:   Bradley C. Faris; Jason Morelli

Email:     [redacted]; [redacted]

and

Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226

Attention:   Michael S. Ben; Matt VanWasshnova

Email:     [redacted]; [redacted]

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, that for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the last sentence of Section 10.1). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the SpinCo Disclosure Letter and Gold Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 10.6 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided, that after the Gold Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Gold without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.6(b) or Section 10.2, Section 10.7 or Section 10.12 (including the definitions of “Lenders”, “Lender Parties” and any other provisions of this Agreement to the extent a modification thereof would affect the substance of the foregoing definitions and/or Section 10.12) to the extent materially adversely affecting any of the Lenders, may not be entered into without the prior written consent of each of the Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 10.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9, Section 10.12 and this Section 10.7(b). For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the Commitment Letter to enforce the Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.5.

Section 10.8 Specific Performance.

(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the earlier of the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.9 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS Section 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.10 Severability. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or.pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or.pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of Mercury, SpinCo and Gold on behalf of itself and its respective Subsidiaries, Affiliates and Representatives:

(a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lender Parties, arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or any of the agreements (including the Commitment Letter) entered into in connection with the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the SpinCo Financing, the Permanent SpinCo Financing and the Gold Financing;

(c) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Party in any way arising out of or relating to, this

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing, the Commitment Letter or any of the transactions contemplated by this Agreement or the Commitment Letter or the performance of any services under the Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d) agrees that service of process upon Mercury, SpinCo, their respective Subsidiaries, Gold or the Gold Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing, the Commitment Letter or any of the transactions contemplated by this Agreement or the Commitment Letter or the performance of any services under the Commitment Letter;

(g) agrees that none of the Lender Parties will have any liability to Mercury, SpinCo, Gold or any of their respective Subsidiaries or any of their respective Affiliates or Representatives (other than, following the Closing Date, Gold, SpinCo and their respective Subsidiaries in accordance with the terms of the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or the Commitment Letter) solely relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, whether in law or in equity, whether in contract or in tort or otherwise and not related to the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or the Commitment Letter in any way; and

(h) hereby waives any and all claims and causes of action against the Lender Parties in their capacity as Lender Parties relating to or arising out of this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing, the Commitment Letter or any of the transactions contemplated by this Agreement or the Commitment Letter or the performance of any services under the Commitment Letter (other than, following the Closing Date, with respect to the SpinCo Financing, the Permanent SpinCo Financing and/or the Gold Financing), whether in law or in equity, whether in contract or in tort or otherwise.

[Signature page follows]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MODINE MANUFACTURING COMPANY

By:	/s/ Erin Roth
Name:	Erin Roth
Title:	Vice President, General Counsel and Chief Compliance Officer

PLATINUM SPINCO INC.

By:	/s/ Michael Rathburn
Name:	Michael Rathburn
Title:	Vice President

GENTHERM INCORPORATED

By:	/s/ William Presley
Name:	William Presley
Title:	President and Chief Executive Officer

PLATINUM GOLD MERGER SUB INC.

By:	/s/ Thomas Stocker
Name:	Thomas Stocker
Title:	President

[Signature Page to Agreement and Plan of Merger]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Annex B

Execution Version

SEPARATION AGREEMENT

BY AND AMONG

MODINE MANUFACTURING COMPANY,

GENTHERM INCORPORATED

AND

PLATINUM SPINCO INC.

DATED AS OF JANUARY 29, 2026

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

B-i

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

4.8	Covenant Not to Sue	B-51

4.9	Survival of Indemnities	B-51

4.10	Exclusive Remedy	B-51

4.11	Management of Actions	B-52

4.12	Settlement of Actions	B-53

ARTICLE V CERTAIN OTHER MATTERS		B-54

5.1	Insurance Matters	B-54

5.2	Late Payments	B-56

5.3	Treatment of Payments for Tax Purposes	B-56

5.4	Inducement	B-56

5.5	Post-Distribution Time Conduct	B-56

5.6	SpinCo Group Employee Roster	B-57

ARTICLE VI EXCHANGE OF INFORMATION; CONFIDENTIALITY		B-57

6.1	Agreement for Exchange of Information	B-57

6.2	Ownership of Information	B-58

6.3	Compensation for Providing Information	B-58

6.4	Record Retention	B-58

6.5	Limitations of Liability	B-59

6.6	Other Agreements Providing for Exchange of Information	B-59

6.7	Production of Witnesses; Records; Cooperation	B-59

6.8	Privileged Matters	B-60

6.9	Confidentiality	B-62

6.10	Protective Arrangements	B-63

ARTICLE VII FURTHER ASSURANCES AND ADDITIONAL COVENANTS		B-64

7.1	Further Assurances	B-64

7.2	Use of the House Marks	B-65

7.3	Separation Planning	B-65

7.4	Ancillary Agreements	B-67

ARTICLE VIII TERMINATION		B-67

8.1	Termination	B-67

8.2	Effect of Termination	B-68

ARTICLE IX MISCELLANEOUS		B-68

9.1	Counterparts; Entire Agreement; Corporate Power	B-68

9.2	Survival of Covenants	B-69

B-ii

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

9.3	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	B-69

9.4	Assignability.	B-69

9.5	Third-Party Beneficiaries	B-69

9.6	Notices	B-70

9.7	Severability	B-71

9.8	No Set-Off	B-71

9.9	Headings	B-71

9.10	Waivers of Default	B-71

9.11	Specific Performance	B-71

9.12	Amendments	B-71

9.13	Interpretation	B-71

9.14	Negotiation	B-72

9.15	Limitation on Liability	B-72

9.16	Performance	B-73

9.17	Mutual Drafting; Precedence	B-73

B-iii

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SCHEDULES

Schedule 1.1	Accounting Principles
Schedule 1.2	Excess Foreign Cash
Schedule 1.3 Schedule 1.3(a)	Shared Services SpinCo Business
Schedule 1.4	SpinCo Contracts
Schedule 1.5	SpinCo Intellectual Property
Schedule 1.6(a)	SpinCo Owned Real Property
Schedule 1.6(b)	SpinCo Owned Real Property Leases
Schedule 1.8(a)	SpinCo Transferred Leased Property
Schedule 1.8(b)	SpinCo Transferred Leased Property Leases
Schedule 1.9	Transferred Entities
Schedule 2.1(a)	Reorganization Step Plan
Schedule 2.1(d)	Reorganization Committee
Schedule 2.2(b)(iv)	Company Assets
Schedule 2.2(b)(v)	Company Intellectual Property
Schedule 2.3(a)(xii) Schedule 2.3(b)(v)	Other SpinCo Liabilities Company Liabilities
Schedule 2.8(b)	Termination of Agreements
Schedule 2.9(a)	Exclusions from Shared Contracts
Schedule 2.11(a)(viii) Schedule 2.11(a)(ix)	SpinCo Indebtedness Target Net Working Capital
Schedule 2.12(a)	Bank Accounts
Schedule 4.11(b)	Management of Company-Controlled Actions
Schedule 5.6	SpinCo Group Employee Roster
Schedule 7.4(a)	Ancillary Agreements

B-iv

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SEPARATION AGREEMENT

This SEPARATION AGREEMENT, dated as of January 29, 2026 (this “Agreement”), is by and among Modine Manufacturing Company, a Wisconsin corporation (the “Company”), Gentherm Incorporated, a Michigan corporation (“Gold”), and Platinum SpinCo Inc., a Delaware corporation (“SpinCo”).

R E C I T A L S

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, SpinCo is a newly formed, wholly owned Subsidiary of the Company;

WHEREAS, the Company intends to separate the SpinCo Business from the Company Business and to cause the SpinCo Assets to be transferred to SpinCo and the other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company will distribute all the issued and outstanding shares of the common stock, $0.001 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s stockholders without consideration on a pro rata basis on the Distribution Date (the “Spin-Off”);

WHEREAS, the disposition by the Company of 100% of the SpinCo Common Stock by way of a Spin-Off is referred to as the “Distribution”;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Contribution (as defined herein) and the Distribution, taken together, shall qualify as a “reorganization” within the meaning of Sections 355(a) and 368(a)(1)(D) of the Code; (ii) the Merger (as defined herein) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (iii) this Agreement and the other Transaction Documents constitute, and are hereby adopted as, a “plan of reorganization” with respect to the Contribution and Distribution (taken together) within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, SpinCo, Gold and Platinum Gold Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Gold (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo with SpinCo as the surviving entity (the “Merger”), whereupon each share of SpinCo Common Stock will be converted into the right to receive shares of common stock, no par value per share, of Gold, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of SpinCo have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Reorganization and the Distribution, subject to such further action of the Company Board required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company Board (which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement);

WHEREAS, each of the Company and SpinCo has determined that it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization and the Distribution and the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

relationship of the Company, SpinCo, Gold and the members of their respective Groups following the Distribution; and

WHEREAS, the Parties acknowledge that this Agreement, the Merger Agreement and the other Transaction Documents represent the integrated agreement of the Company, SpinCo and Gold relating to the Reorganization and the Distribution, are being entered into together, and would not have been entered into independently.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall have the meaning set forth on Schedule 1.1.

“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Additional Readiness Requirements” shall have the meaning set forth in Section 7.3(c).

“Additional Requirements Costs” shall have the meaning set forth in Section 7.3(d).

“Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person. It is expressly agreed that, from and after the Distribution Time, for purposes of this Agreement, the Merger Agreement, the Transfer Documents and the other Transaction Documents, (a) no member of the SpinCo Group or the Gold Group shall be deemed to be an Affiliate of any member of the Company Group and (b) no member of the Company Group shall be deemed to be an Affiliate of any member of the SpinCo Group or Gold Group.

“Agreement” shall have the meaning set forth in the Preamble.

“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority.

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any Contract, license, Permit, mortgage, concession, franchise, undertaking or other arrangement.

“Audit Reimbursement Obligations” shall have the meaning set forth in the Merger Agreement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Audited Party” shall have the meaning set forth in Section 6.1(c).

“Base Level Separation Plan” shall have the meaning set forth in Section 7.3(b).

“Benefit Plan” shall have the meaning set forth in the Employee Matters Agreement.

“Business Day” shall have the meaning set forth in the Merger Agreement.

“Cash Transfer” shall mean (a) if the Cash Transfer Amount is a positive number, a cash payment from SpinCo to the Company in an amount equal to the Cash Transfer Amount and (b) if the Cash Transfer Amount is a negative number, a cash payment from the Company to SpinCo in an amount equal to the absolute value of the Cash Transfer Amount.

“Cash Transfer Amount” shall mean the sum of (a) the Estimated Net Working Capital Adjustment (which may be positive or negative), plus (b) the Estimated SpinCo Cash, minus (c) the Estimated SpinCo Indebtedness, plus (d) the Estimated SpinCo Expense Reimbursement.

“Chosen Courts” shall have the meaning set forth in Section 9.3(b).

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Accounts” shall have the meaning set forth in Section 2.12(a).

“Company Assets” shall have the meaning set forth in Section 2.2(b).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Books and Records” shall have the meaning set forth in Section 2.2(a)(xi).

“Company Business” shall mean all businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Distribution Time by either the Company or SpinCo or any member of its Group (other than the SpinCo Business).

“Company-Controlled Actions” shall have the meaning set forth in Section 4.11(b).

“Company Group” shall mean the Company and each Person that is a Subsidiary of the Company (other than SpinCo and any other member of the SpinCo Group).

“Company Indemnitees” shall have the meaning set forth in Section 4.2.

“Company Liabilities” shall have the meaning set forth in Section 2.3(b).

“Company Support Obligations” shall mean all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of the Company or any of its Subsidiaries (other than the members of the SpinCo Group) in support of any obligation of any member of the SpinCo Group.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Confidentiality Agreement” shall have the meaning set forth in the Merger Agreement.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Contribution” shall mean the contribution (as part of the Reorganization and immediately prior to, or otherwise in connection with and in anticipation of, the Distribution) by the Company of (a) the SpinCo Assets and (b) the Cash Transfer (if the Cash Transfer Amount is a negative number) to SpinCo in exchange for (w) the assumption of the SpinCo Liabilities by SpinCo, (x) the actual or deemed issuance by SpinCo to the Company of shares of SpinCo Common Stock, (y) the payment by SpinCo to the Company of the SpinCo Cash Distribution and (z) the payment by SpinCo to the Company of the Cash Transfer (if the Cash Transfer Amount is a positive number).

“Covered Policies” shall have the meaning set forth in Section 5.1(b).

“Cut-Off Time” shall have the meaning set forth in Section 2.11(a)(v).

“Day-One Base Level Readiness” shall have the meaning set forth in Section 7.3(b).

“Delayed Company Asset” shall have the meaning set forth in Section 2.4(h).

“Delayed Company Liability” shall have the meaning set forth in Section 2.4(h).

“Delayed SpinCo Asset” shall have the meaning set forth in Section 2.4(c).

“Delayed SpinCo Liability” shall have the meaning set forth in Section 2.4(c).

“Disclosure Document” shall mean (a) the registration statement on Form 10 to be filed by or on behalf of SpinCo or a member of the SpinCo Group with the SEC or any other registration statement to be filed by or on behalf of SpinCo or a member of the SpinCo Group with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, and (b) any information statement, prospectus, offering memorandum, offering circular, current or periodic report or similar disclosure document, whether or not filed with or furnished to the SEC or any other Governmental Authority by SpinCo or the Company or any member of their respective Groups, in connection with the Distribution, in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents.

“Dispute” shall have the meaning set forth in Section 9.14.

“Disputed Items” shall have the meaning set forth in Section 2.11(e).

“Distribution” shall have the meaning set forth in the Recitals.

“Distribution Agent” shall mean the trust company or bank duly appointed by the Company, and reasonably acceptable to Gold, to act as distribution agent, transfer agent and registrar for the SpinCo Common Stock in connection with the Distribution.

“Distribution Date” shall mean the date on which the Company distributes all of the issued and outstanding shares of SpinCo Common Stock to the Record Holders.

“Distribution Tax Opinion” shall have the meaning set forth in the Merger Agreement.

“Distribution Time” shall mean the time at which the Distribution occurs on the Distribution Date, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, unless another time is selected by the Parties.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Employee Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Environmental Law” shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of, or exposure to, Hazardous Materials, or the protection of or prevention of harm to human health and safety.

“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or Contract relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory or monitoring costs, corrective action or response costs, natural resources damages, property damages, personal injury damages or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing or any other similar Contract pursuant to which such corporation, partnership, limited liability company or other legal entity is or may become obligated to issue any of the foregoing, in any such case of any of clauses (a) through (e) of this definition, whether owned or held beneficially, of record or legally.

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.11(b).

“Estimated Net Working Capital Adjustment” shall have the meaning set forth in Section 2.11(a)(i).

“Estimated SpinCo Cash” shall have the meaning set forth in Section 2.11(a)(ii).

“Estimated SpinCo Expense Reimbursement” shall have the meaning set forth in Section 2.11(a)(iii).

“Estimated SpinCo Indebtedness” shall have the meaning set forth in Section 2.11(a)(iv).

“Excess Foreign Cash” shall have the meaning set forth on Schedule 1.2.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

“Excluded Cash” shall have the meaning set forth in Section 2.2(a)(xiv).

“Final Adjustment Statement” shall have the meaning set forth in Section 2.11(d).

“Final Cash Transfer Amount” shall mean an amount equal to the sum of (a) the Final Net Working Capital Adjustment (which may be positive or negative), plus (b) the Final SpinCo Cash, minus (c) the Final SpinCo Indebtedness, plus (d) the Final SpinCo Expense Reimbursement.

“Final Net Working Capital” shall have the meaning set forth in Section 2.11(j).

“Final Net Working Capital Adjustment” shall have the meaning set forth in Section 2.11(a)(iv).

“Final Separation Plan” shall have the meaning set forth in Section 7.3(b).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Final SpinCo Cash” shall mean the SpinCo Cash as of the Cut-Off Time as determined pursuant to Section 2.11.

“Final SpinCo Expense Reimbursement” shall mean the SpinCo Expense Reimbursement as determined pursuant to Section 2.11.

“Final SpinCo Indebtedness” shall mean the SpinCo Indebtedness as of the Cut-Off Time as determined pursuant to Section 2.11.

“Financing Reimbursement Obligations” shall have the meaning set forth in the Merger Agreement.

“Former Employee” shall have the meaning set forth in the Employee Matters Agreement.

“GAAP” shall mean United States generally accepted accounting principles.

“Gold” shall have the meaning set forth in the Preamble.

“Gold Group” shall mean Gold and each Person that is or becomes a Subsidiary of Gold (including, after the Effective Time, SpinCo and the members of the SpinCo Group).

“Governmental Approvals” shall mean any Approvals or Notifications to be made to, or obtained from, any Governmental Authority.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Group” shall mean either the SpinCo Group or the Company Group, as the context requires.

“Hazardous Materials” shall mean any chemical, material, substance, waste, pollutant or contaminant that could result in Liability or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any substance that could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.

“House Marks” shall mean the “modine” Trademark.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 2.11(e).

“Information Technology” shall mean all computer systems (including hardware, Software, computers, servers, workstations, routers, hubs, switches, and data communication lines), network and telecommunications equipment, Internet-related information technology infrastructure, and other information technology equipment, and all associated documentation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Initial Adjustment Statement” shall have the meaning set forth in Section 2.11(b).

“Insurance Proceeds” shall mean those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses (including any applicable self-insurance) incurred in the collection thereof.

“Intellectual Property” shall mean any and all common law and statutory intellectual property rights anywhere in the world arising under or associated with the following: (a) patents, patent applications, utility models, statutory invention registrations, certificates of invention, registered designs, utility models and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties or conventions (“Patents”); (b) trademarks, service marks, trade names, service names, trade dress, logos, corporate names, business names and other designations of origin, including any registrations and applications for registration of any of the foregoing and the goodwill associated with the foregoing (“Trademarks”); (c) rights associated with Internet domain names, social media accounts or “handles” with Facebook, LinkedIn, X (formerly known as Twitter) and similar social media platforms, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Internet Properties”); (d) copyrights and any other equivalent rights in works of authorship (including rights in Software or databases as a work of authorship) and any other related rights of authors, and all registrations and applications for registration of any of the foregoing (“Copyrights”); (e) trade secrets and industrial secret rights and rights in know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technical, scientific, regulatory and other information, designs, ideas, research and development, discoveries, results, creations, improvements, techniques, algorithms, procedures, plans, processes, practices, methods, instructions, formulae, formulations, compositions, specifications, and confidential or proprietary marketing, pricing, distribution, cost and sales information, and any other confidential or proprietary business or technical information, in each case, that derive independent economic value, whether actual or potential, from not being known to others (“Trade Secrets”); and (f) all other similar or equivalent intellectual property or proprietary rights anywhere in the world, whether registered or not registered, together with the right to apply for the registration of any such rights, and all rights or forms of protection having equivalent or similar effect, in any jurisdiction.

“Intellectual Property Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Interim Period” shall have the meaning set forth in the Merger Agreement.

“Inventory” shall mean all raw materials, parts, components, supplies, goods, materials, works-in-process, finished goods and products, inventory, packaging and stock in trade.

“IRS Ruling” shall have the meaning set forth in the Merger Agreement.

“Law” shall mean any national, foreign, international, multinational, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, directive, guidance, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action (including any Third-Party Claim) or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract, release or warranty, or any fines, damages or equitable relief that is imposed in connection therewith, in each case, including all costs and expenses relating thereto.

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Mercury Common Stock” shall have the meaning set forth in the Merger Agreement.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Mixed Action” shall have the meaning set forth in Section 4.11(d).

“Negotiation Request” shall have the meaning set forth in Section 9.14.

“Net Working Capital” shall have the meaning set forth in Section 2.11(a)(v).

“Notice of Disagreement” shall have the meaning set forth in Section 2.11(d).

“NYSE” shall mean the New York Stock Exchange.

“Other Party’s Auditors” shall have the meaning set forth in Section 6.1(c).

“Outside Date” shall have the meaning set forth in the Merger Agreement.

“Parties” shall mean the parties to this Agreement, as appropriate.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Information” shall have the meaning set forth in the Merger Agreement.

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.11(c).

“Privileged Information” shall mean any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

asserted a legal privilege or other legal protection, including the attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law).

“Procedure” shall have the meaning set forth in Section 7.2.

“Record Date” shall mean the close of business, on the date to be determined by the Company Board (or a committee thereof) as the record date for the determination of holders of record of shares of Mercury Common Stock entitled to receive SpinCo Common Stock pursuant to the Distribution.

“Record Holders” shall mean the holders of record of shares of Mercury Common Stock as of the Record Date.

“Registered IP” shall mean all United States, international or foreign (a) Patents and Patent applications, (b) registered Trademarks and applications to register Trademarks, (c) registered Copyrights and applications for Copyright registration, and (d) registered Internet Properties.

“Reimbursement Obligations” shall mean the Audit Reimbursement Obligations and the Financing Reimbursement Obligations.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, emptying, escaping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into or through the environment (including indoor or ambient air, surface water, groundwater and surface or subsurface strata).

“Reorganization” shall mean the steps taken to effect the separation of the SpinCo Business from the Company Business, as set forth in this Agreement, the Merger Agreement and the other applicable Transaction Documents, including the steps set forth in the Reorganization Step Plan and the Contribution.

“Reorganization Committee” shall have the meaning set forth in Section 2.1(c).

“Reorganization Step Plan” shall have the meaning set forth in Section 2.1(a).

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“Resolution Period” shall have the meaning set forth in Section 2.11(e).

“Restricted Cash” shall mean any cash and cash equivalents of any member of the SpinCo Group as of the Cut-Off Time that is (a) committed, held in escrow or held as collateral in respect of any obligation, or (b) subject to any legal restriction on the ability to freely transfer or use such cash for any lawful purpose, in each case, calculated in a manner that is consistent with the Company’s historical classification of Restricted Cash; provided, that Restricted Cash shall not include any Excess Foreign Cash.

“Review Period” shall have the meaning set forth in Section 2.11(d).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Filings” shall have the meaning set forth in the Merger Agreement.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

“Separate Action” shall have the meaning set forth in Section 4.11(c).

“Shared Contract” shall have the meaning set forth in Section 2.9(a).

“Shared Services” shall mean the ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the SpinCo Business and the Company Business, including the services and processes described in Schedule 1.3.

“Software” shall mean any and all (a) software and computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing; (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

“Specified Agreement” shall have the meaning set forth in Section 9.17(b).

“Specified Company Employee Roster” shall have the meaning set forth in the Employee Matters Agreement.

“Spin-Off” shall have the meaning set forth in the Recitals.

“SpinCo” shall have the meaning set forth in the Preamble.

“SpinCo Accounts” shall have the meaning set forth in Section 2.12(a).

“SpinCo Assets” shall have the meaning set forth in Section 2.2(a).

“SpinCo Books and Records” shall mean all books, records and Technology to the extent related to, used in or necessary, as of immediately prior to the Distribution Time, for the operation of the SpinCo Business, including financial, employee (including confidentiality, non-disclosure or intellectual property assignment agreements entered into by any SpinCo Group Employee and any hiring, performance or compliance records pertaining to SpinCo Group Employees, in each case as set forth in, and subject to the terms of, the Employee Matters Agreement), litigation, files relating to the prosecution or maintenance of any SpinCo Intellectual Property, all accounting and other books and general business operating documents, manuals, instruments, papers, surveys, specifications, drawings, analyses, books, books of account, records, reports, process files and files and data related thereto (including regulatory dossiers, correspondence and related documentation, as well as cost information, sales and pricing data, customer and supplier lists, records, data and correspondence

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(whether historical, current or prospective), formulations and specifications, technical, quality, maintenance and manufacturing information and materials prepared by Third Parties), and including, with respect to each member of the SpinCo Group, organizational and operating documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of each such member, in each case, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form.

“SpinCo Business” shall mean (a) the business, operations and activities that constitute the Performance Technologies business segment of the Company as narratively described in the Form 10-K of the Company for the period ending March 31, 2025 (and the portions of the business currently included in the Performance Technologies segment that may have been otherwise classified in the past), (i) as such business, operations and activities have been conducted since the date that is five (5) years prior to the date hereof and (ii) as such business, operations and activities are conducted from the date hereof until immediately prior to the Distribution Date by any member of the Company Group or the SpinCo Group (or any of their respective predecessors), (b) together with the (i) other businesses, operations and activities that were terminated or discontinued during the periods described in clauses (a)(i) and (ii) (and with respect to clause (a)(ii), solely to the extent such termination or discontinuation is permitted under Section 7.1 of the Merger Agreement) that, at the time of termination or discontinuation, were primarily related to the business, operations or activities described in clause (a), and (ii) divested businesses set forth on Schedule 1.3(a), but (c) excluding the business, operations and activities that constitute the Company’s Climate Solutions segment; provided, that the SpinCo Business shall not include the Company Assets or the Company Business.

“SpinCo Cash” shall have the meaning set forth in Section 2.11(a)(vii).

“SpinCo Cash Distribution” shall mean a cash distribution by SpinCo to the Company occurring immediately prior to the Distribution in the amount equal to the SpinCo Cash Distribution Amount, subject to adjustment as set forth in Section 3.1(c)(ii) of the Merger Agreement.

“SpinCo Cash Distribution Amount” means $210,000,000.

“SpinCo Common Stock” shall have the meaning set forth in the Recitals.

“SpinCo Contracts” shall mean the following Contracts to which either the Company, SpinCo or any member of their respective Groups is a party or by which it or any member of their respective Groups or any of their respective Assets is bound, whether or not in writing, in effect as of the Distribution Time:

(a) (i) the vendor Contracts pursuant to which a Third Party provides Software to either the Company, SpinCo or any member of their respective Groups which are exclusively used in the SpinCo Business and (ii) subject to Section 2.9(a), with respect to any vendor Contract pursuant to which a Third Party provides Software that is used in the SpinCo Business but is not exclusively used in the SpinCo Business, that portion of such vendor Contract that relates to the SpinCo Business;

(b) other than (i) any vendor Contracts of a type addressed in clause (a) above and (ii) any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company, SpinCo or any member of their respective Groups, subject to Section 2.9(a), with respect to any customer, sales, distribution, purchase, rebate, retail, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party sells, supplies or is required to sell or supply any product or provides or is required to provide services to the SpinCo Business that was entered into prior to the Distribution Time, the portion of such Contract that relates to the SpinCo Business or, if such Contract is exclusively related to the SpinCo Business, the entirety of such Contract;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(c) other than (i) any vendor Contracts of a type addressed in clause (a) above and (ii) any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company, SpinCo or any member of their respective Groups, subject to Section 2.9(a), with respect to any customer, sales, distribution, purchase, rebate, retail, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which the SpinCo Business sells or is required to sell any product or provides or is required to provide any service to a Third Party that was entered into prior to the Distribution Time, the portion of such Contract that relates to the SpinCo Business or, if such Contract is exclusively related to the SpinCo Business, the entirety of such Contract;

(d) other than (i) any vendor Contracts of a type addressed in clause (a) above and (ii) any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company, SpinCo or any member of their respective Groups, (x) any Intellectual Property license agreement entered into prior to the Distribution Time exclusively related to the SpinCo Business and (y) subject to Section 2.9(a), with respect to any Intellectual Property license agreement entered into prior to the Distribution Time that relates to the SpinCo Business but is not exclusively related to the SpinCo Business, that portion of any such license agreement that relates to the SpinCo Business;

(e) other than any vendor Contracts of a type addressed in clause (a) above, any vendor Contracts with a Third Party pursuant to which such Third Party provides SpinCo Information Technology;

(f) any guarantee, indemnity, representation, covenant, warranty or other Liability of either the Company, SpinCo or any member of their respective Groups to the extent in respect of any other SpinCo Contract, any SpinCo Liability or the SpinCo Business;

(g) any Contract that is expressly contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents to be assigned to SpinCo or any member of the SpinCo Group;

(h) any credit agreement, indenture, note or other financing agreement or instrument entered into by SpinCo and/or any member of the SpinCo Group in connection with the Distribution, including the SpinCo Financing;

(i) any employment, change of control, retention, consulting, indemnification, termination, severance or other similar agreements with any SpinCo Group Employee or consultants of the SpinCo Group that are in effect as of the Distribution Time;

(j) subject to Section 2.2(b)(iv), the portion of any confidentiality agreements with prospective purchasers of the SpinCo Business (or a portion thereof) that restricts the use or disclosure of information of the SpinCo Business or any SpinCo Asset;

(k) any settlements that are primarily related to the SpinCo Business, including those settlements set forth on Schedule 1.4(k), including the right to recover any amounts under such settlements;

(l) any joint ventures or partnership Contract or agreement that are primarily related to the SpinCo Business, including contracts set forth on Schedule 1.4(l);

(m) any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements related exclusively to the SpinCo Business or entered into by or on behalf of any division, business unit or member of the SpinCo Group; and

(n) any other Contract exclusively related to the SpinCo Business; provided, that the intention of this clause (n) is only to rectify any omission of any Contracts that, had the Parties given specific consideration to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

such Contract as of the date of this Agreement, would have been classified as a SpinCo Contract (and no Contract will be deemed to be a SpinCo Contract solely as a result of this clause (n) if it is within any category of Contracts addressed by any of clauses (a)-(m) above).

Notwithstanding the foregoing, (x) SpinCo Contracts shall not in any event include any Contract that is contemplated to be retained by the Company or any member of the Company Group from and after the Distribution Time pursuant to any provision of this Agreement, the Merger Agreement or any of the other Transaction Documents and (y) Shared Contracts shall be subject to Section 2.9.

“SpinCo-Controlled Actions” shall have the meaning set forth in Section 4.11(a).

“SpinCo Designated Transaction Expenses” shall mean (a) fifty percent (50%) of the out of pocket cost of the premium or premiums actually incurred by any member of the Company or the SpinCo Group or on its or their respective behalf or for which it or they are liable, in each case, with respect to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement, and (b) all Reimbursement Obligations to the extent any such amounts have not been reimbursed by Gold or SpinCo to the Company as of or prior to the Closing.

“SpinCo Designees” shall mean any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by the Company that will be members of the SpinCo Group as of immediately prior to the Distribution Time.

“SpinCo Expense Reimbursement” shall mean all SpinCo Designated Transaction Expenses either incurred, paid or payable by any member of the Company Group or paid by any member of the SpinCo Group prior to Closing.

“SpinCo Financing” shall have the meaning set forth in the Merger Agreement.

“SpinCo Group” shall mean (a) prior to the Distribution Time, SpinCo and each Person that will be a Subsidiary of SpinCo as of immediately after the Distribution Time, including the Transferred Entities, even if, prior to the Distribution Time, such Person is not a Subsidiary of SpinCo; and (b) on and after the Distribution Time, SpinCo and each Person that is a Subsidiary of SpinCo immediately after the Distribution Time, and each other Person that becomes a Subsidiary of SpinCo.

“SpinCo Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“SpinCo Group Employee Roster” shall have the meaning set forth in the Employee Matters Agreement.

“SpinCo Indebtedness” shall have the meaning set forth in Section 2.11(a)(viii).

“SpinCo Indemnitees” shall have the meaning set forth in Section 4.3.

“SpinCo Information Technology” shall mean all Information Technology owned, used or held for use by the Company, SpinCo or members of their respective Groups as of immediately prior to the Distribution Time that is (a) located, installed or contained in or on the SpinCo Owned Real Property or SpinCo Transferred Leased Property, except to the extent such Information Technology is exclusively used or exclusively held for use by the Company Business or (b) exclusively used or exclusively held for use by the SpinCo Business.

“SpinCo Intellectual Property” shall mean (a) the Patents, Trademarks, Internet Properties and other Registered IP that are owned by the Company, SpinCo or any of the members of their respective Groups as of immediately prior to the Distribution Time that are primarily used or primarily held for use by the SpinCo Business, including those set forth on Schedule 1.5, (b) all Intellectual Property (other than Patents, Trademarks,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Internet Properties and other Registered IP) that are owned by the Company, SpinCo or any of the members of their respective Groups as of immediately prior to the Distribution Time that are primarily used or primarily held for use by the SpinCo Business, (c) common law rights and rights of priority with respect to the same, and (d) in each case of (a) through (c), (i) rights to collect royalties, income and proceeds in connection therewith, (ii) rights to sue and recover for past, present and future infringement, misappropriation, dilution or other violation of such Intellectual Property against any Persons, (iii) the right to seek, recover and retain all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Distribution Time), including for the past or future infringement, misappropriation or violation of any of the foregoing, (iv) any and all goodwill associated therewith, and (v) equivalent rights that, now or hereafter, may be secured under the Laws of any jurisdiction, including all registrations, renewals, extensions, combinations and applications for any of such Intellectual Property.

“SpinCo Inventory” shall have the meaning set forth in Section 2.2(a)(v).

“SpinCo Liabilities” shall have the meaning set forth in Section 2.3(a).

“SpinCo Owned Real Property” shall mean the owned real property listed on Schedule 1.6(a), together with all improvements, fixtures and all appurtenances thereto and rights in respect thereof.

“SpinCo Owned Real Property Leases” shall mean the leases, subleases, licenses, sublicenses or other agreements between the Company or any Subsidiary of the Company, as landlord, sublandlord, licensor or sublicensor, and any third Person with respect to any SpinCo Owned Real Property, as tenant, subtenant, licensee or sublicensee as of the date of this Agreement listed in Schedule 1.6(b).

“SpinCo Permits” shall mean all Permits owned or licensed by either the Company, SpinCo or any member of their respective Groups primarily used or primarily held for use in the SpinCo Business as of the Distribution Time.

“SpinCo Support Obligations” shall mean all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of SpinCo or any member of the SpinCo Group in support of any obligation of the Company or any member of the Company Group.

“SpinCo Transferred Leased Property” shall mean the leased real property listed on Schedule 1.8(a).

“SpinCo Transferred Leased Property Leases” shall mean the leases, subleases, licenses, sublicenses or other agreements between the Company or any Subsidiary of the Company, as tenant, subtenant, licensee or sublicensee, and any third Person with respect to any SpinCo Transferred Leased Property, as landlord, sublandlord, licensor or sublicensor as of the date of this Agreement, listed in Schedule 1.8(b).

“Straddle Period” shall have the meaning set forth in Section 2.16.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Tangible Information” shall mean information that is contained in written, electronic or other tangible forms.

“Tangible Personal Property” means all tangible personal property owned by the Company or SpinCo or any of the members of its Group as of the Distribution Time, including machinery, equipment (including

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

marketing and transportation systems and related facilities), hardware, furniture, furnishings, fixtures, tools, test devices, prototypes, models, spare parts, supplies and apparatus; provided, that “Tangible Personal Property” shall not include any Information Technology, Technology, Intellectual Property, Inventory or books and records.

“Target Net Working Capital” shall have the meaning set forth in Section 2.11(a)(ix).

“Tax” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Counsel” shall have the meaning set forth in the Merger Agreement.

“Tax Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Technical Services Agreements” shall have the meaning set forth in the Merger Agreement.

“Technology” shall mean tangible embodiments (whether in written, electronic or other form) of Intellectual Property, including blueprints, designs, design protocols, documentation, specifications for materials, specifications for parts and devices, and design tools, materials, manuals, recordings, graphs, drawings, reports, analyses and other writings, data, databases, Software, works of authorship in any media and know-how or knowledge of employees, relating to, embodying, or describing products, articles, apparatus, devices, processes, methods, formulae, recipes or other technical information; provided, that “Technology” shall not include Information Technology.

“Third Party” shall mean any Person other than the Parties or any members of their respective Groups.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Trademark Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Transaction Documents” shall have the meaning set forth in the Merger Agreement.

“Transfer Documents” shall have the meaning set forth in Section 2.1(b).

“Transferred Entities” shall mean the entities set forth on Schedule 1.9.

“Transition Period” shall have the meaning set forth in Section 7.2.

“Transition Services Agreement” shall have the meaning set forth in the Merger Agreement.

“Unreleased Company Liability” shall have the meaning set forth in Section 2.5(b)(ii).

“Unreleased SpinCo Liability” shall have the meaning set forth in Section 2.5(a)(ii).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ARTICLE II

THE SEPARATION

2.1 Transfer of Assets and Assumption of Liabilities.

(a) Subject to Section 2.4, on or prior to the Distribution Time and prior to the Distribution, in accordance with the plan and structure set forth on Schedule 2.1(a) (the “Reorganization Step Plan”):

(i) Transfer and Assignment of SpinCo Assets. The Company shall, and shall cause the applicable members of its Group to, contribute, assign, transfer, convey and deliver to SpinCo, or the applicable SpinCo Designees, and SpinCo or such SpinCo Designees shall accept from the Company and the applicable members of the Company Group, all of the Company’s and such Company Group members’ respective direct or indirect right, title and interest in and to all of the SpinCo Assets (it being understood that if any SpinCo Asset shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such SpinCo Asset shall be deemed assigned, transferred, conveyed and delivered to SpinCo as a result of the transfer of all of the Equity Interests in such Transferred Entity from the Company or the applicable members of the Company Group to SpinCo or the applicable SpinCo Designee);

(ii) Acceptance and Assumption of SpinCo Liabilities. SpinCo and the applicable SpinCo Designees shall accept, assume and agree faithfully to perform, discharge and fulfill all of the SpinCo Liabilities in accordance with their respective terms. SpinCo and such SpinCo Designees shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided, that nothing contained in this Agreement or the other Transaction Documents shall preclude, restrict or otherwise inhibit SpinCo or one or more of the applicable SpinCo Designees from asserting against Third Parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined (including any SpinCo Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates;

(iii) Transfer and Assignment of Company Assets. The Company and SpinCo shall cause SpinCo and the applicable members of the SpinCo Group (including the SpinCo Designees) to contribute, assign, transfer, convey and deliver to the Company or certain members of the Company Group designated by the Company, and the Company or such other members of the Company Group shall accept from SpinCo and such members of the SpinCo Group, all of SpinCo’s and such members of the SpinCo Group’s respective direct or indirect right, title and interest in and to all Company Assets held by SpinCo or such member of the SpinCo Group; and

(iv) Acceptance and Assumption of Company Liabilities. The Company and certain members of the Company Group designated by the Company shall accept and assume and agree faithfully to perform, discharge and fulfill all of the Company Liabilities held by SpinCo or the applicable members of the SpinCo Group (including the SpinCo Designees) and the Company and the applicable members of the Company Group shall be responsible for all Company Liabilities in accordance with their respective terms, regardless of when or where such Company Liabilities arose or arise, or the legal entity that incurred or holds the Company Liability (provided, that nothing contained in this Agreement or the other Transaction Documents shall preclude, restrict or otherwise inhibit the Company or one or more of the applicable members of the Company Group designated by the Company from asserting against Third Parties any defenses available to the legal entity that incurred or holds such Company Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such Company Liabilities are asserted or determined (including any such Company Liabilities arising out of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

claims made by the Company’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) Transfer Documents. In furtherance of the contribution, assignment, transfer, conveyance and delivery of the Assets and the assumption of the Liabilities in accordance with Section 2.1(a), and without prejudice to any actions taken to implement, or documents entered into between or among the Company, SpinCo or members of their respective Groups to implement, or in furtherance of, the Reorganization Step Plan prior to the date hereof, (i) each of the Company and SpinCo shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such Party’s and the applicable members of its Group’s right, title and interest in and to such Assets to the other Party and the applicable members of its Group in accordance with Section 2.1(a), (ii) each of the Company and SpinCo shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Liabilities by such Party and the applicable members of its Group in accordance with Section 2.1(a) and (iii) each of the Company and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Reorganization Step Plan (whether prior to, at or after the Distribution Time). The Company may make changes to the Reorganization Step Plan in its reasonable discretion; provided, that, the prior written consent of Gold (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required (i) with respect to any change to the Reorganization Step Plan which has any non-de minimis financial cost for Gold that will exist after the Distribution Date (other than, for the avoidance of doubt, any cost which is fully reimbursed to Gold or SpinCo Group or otherwise fully borne by the Company), or (ii) to the extent such changes would be reasonably expected to materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby. All of the foregoing documents contemplated by this Section 2.1(b)(i) and (ii) (including any documents entered into between or among any of the Parties or members of their respective Groups to implement, in furtherance of or in connection with the Reorganization Step Plan prior to the date hereof but excluding, for the avoidance of doubt, the IRS Ruling) shall be referred to collectively herein as the “Transfer Documents”. The Company (or, prior to the Distribution Date, SpinCo) will afford Gold a reasonable opportunity to, and Gold shall promptly, review any Transfer Documents prior to execution, and the Company (or, prior to the Distribution Date, SpinCo) shall give due and good faith consideration to Gold’s reasonable comments thereon. The Company (or, prior to the Distribution Date, SpinCo) shall, to the extent reasonably practicable, reasonably promptly notify Gold upon the receipt of, and provide Gold with copies of, any comments to the Transfer Documents from a Third Party, and give due and good faith consideration to Gold’s reasonable comments thereon. The Company shall keep Gold reasonably informed of, and furnish Gold with reasonably requested information relating to, the transfers and/or assumptions, as applicable (including any related Approvals or Notifications addressed in Section 2.4(a)), of the SpinCo Assets to be transferred to, and SpinCo Liabilities to be assumed by, the SpinCo Group under any Transaction Document.

(c) Reorganization Committee. As promptly as reasonably practicable after date hereof, the Parties shall establish and hold the first meeting of a reorganization and transition committee (the “Reorganization Committee”), the purpose of which shall be, subject to and solely to the extent consistent with applicable Laws and the Confidentiality Agreement, discussing and providing information relating to the status of the implementation and completion of the Reorganization, the Distribution and the Merger (including any delays known or any other legal or operational issues with respect to the SpinCo Group or SpinCo Business, and any

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

steps reasonably necessary to remediate such delays or other issues). The number of designees and the members of the Reorganization Committee shall be determined by mutual agreement of Gold and the Company, provided that the initial members of the Reorganization Committee are set forth on Schedule 2.1(d).

(d) Waiver of Bulk-Sale and Bulk-Transfer Laws. To the extent permissible under applicable Law, SpinCo hereby waives compliance by each and every member of the Company Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group. To the extent permissible under applicable Law, the Company hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Company Assets to any member of the Company Group.

2.2 SpinCo Assets; Company Assets.

(a) SpinCo Assets. For purposes of this Agreement, “SpinCo Assets” shall mean all of the Company’s and its Subsidiaries’ right, title and interest in, to and under the following Assets:

(i) all (A) issued and outstanding capital stock or other Equity Interests of the Transferred Entities that are owned by either the Company or SpinCo or any members of its Group as of the Distribution Time and (B) other investments in Equity Interests or other securities in joint ventures, minority investments, partnerships or similar Persons owned by SpinCo or any members of its Group as of the Distribution Time primarily related to the SpinCo Business;

(ii) (A) all cash, cash equivalents or marketable securities paid to SpinCo by the Company in respect of the Cash Transfer, if any, plus (B) SpinCo Cash, plus, (C) all Restricted Cash; provided, that nothing in any of the Transaction Documents shall restrict or limit SpinCo’s ability to dividend or distribute SpinCo Cash or Restricted Cash to the Company between the date hereof and the Cut-Off Time;

(iii) all Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement, the Merger Agreement or any of the other Transaction Documents (or the Schedules hereto or thereto) as Assets to be transferred to SpinCo or any other member of the SpinCo Group;

(iv) all SpinCo Owned Real Property, SpinCo Owned Real Property Leases and SpinCo Transferred Leased Property Leases, together with (i) any Tangible Personal Property located thereon, (ii) any SpinCo Inventory located thereon, and (iii) any prepaid rent, security deposits and options to renew or purchase related thereto and any and all related interests, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(v) the Inventory of either the Company or SpinCo or any of the members of their respective Groups as of the Distribution Time to the extent primarily related to, primarily used in or primarily held for use for the SpinCo Business (the “SpinCo Inventory”);

(vi) all SpinCo Contracts as of the Distribution Time and all rights, interests or claims of either the Company or SpinCo or any of the members of its Group thereunder (including all prepaid expenses, trade accounts and other accounts and notes receivable thereunder) as of the Distribution Time; provided, that for the avoidance of doubt, all Shared Contracts shall be governed by Section 2.9;

(vii) all SpinCo Intellectual Property as of the Distribution Time, including Trademarks containing the House Marks and Internet Properties containing the House Marks;

(viii) all SpinCo Information Technology as of the Distribution Time;

(ix) all SpinCo Permits as of the Distribution Time and all rights, interests or claims of either the Company or SpinCo or any of the members of its Group thereunder as of the Distribution Time;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(x) copies of any and all SpinCo Books and Records in the possession of either the Company or SpinCo as of immediately prior to the Distribution Time; provided, that the Company shall be permitted to retain copies of, and continue to use (in the case of clauses (A) through (C)), subject to Section 6.9, (A) any SpinCo Books and Records that are used in or necessary for the operation or conduct of the Company Business as of the Distribution Time, (B) any SpinCo Books and Records that the Company is required by Law to retain (and if copies are not provided to SpinCo, then, to the extent permitted by Law, such copies will be made available to SpinCo upon SpinCo’s reasonable request), (C) one (1) copy of any SpinCo Books and Records to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures or related to any Company Assets or the Company’s and/or its Affiliates’ obligations under this Agreement, the Merger Agreement or any of the other Transaction Documents and (D) “back-up” electronic tapes of such SpinCo Books and Records maintained by the Company in the ordinary course of business (such material in clauses (A) through (D), the “Company Books and Records”); provided, further, that without limiting the Company’s obligations under any other Transaction Document, the foregoing restrictions in (A) through (D) shall not apply to Technology which is used or held for use in the Company Business ;

(xi) other than as set forth in Section 2.2(a)(iv), all Tangible Personal Property primarily used, primarily held for use or primarily related to the SpinCo Business;

(xii) all claims, warranties, guarantees, refunds, actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature, in each case, against Third Parties and to the extent arising out of the SpinCo Assets or any SpinCo Liability;

(xiii) subject to Section 5.1, all (A) proceeds of any Third Party insurance policies received (to the extent such proceeds are pending as of the date hereof or otherwise received after the date hereof) or receivable by any member of the Company Group or any member of the SpinCo Group as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset, and (B) monies received from any Third Party in the nature of contribution or indemnification (to the extent such monies are pending as of the date hereof or otherwise received after the date hereof) as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset, in each case, net of (x) any “deductibles” or net retentions associated with such proceeds or monies and any reasonable and documented out-of-pocket expenses incurred by the Company, SpinCo or any member of their respective Groups with respect thereto and (y) any reasonable and documented amounts expended by the Company, SpinCo, or any member of their respective Groups to repair or replace any such SpinCo Assets (such net proceeds and monies as described in this subsection (xiii), collectively, “Excluded Cash”);

(xiv) all rights that accrue or shall accrue to SpinCo or any member of the SpinCo Group pursuant to this Agreement, the Merger Agreement or any other Transaction Document;

(xv) any and all Assets expressly included in the Final Net Working Capital; and

(xvi) all other Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are primarily related to, primarily used in or primarily held for use for the SpinCo Business and that are of a type that are not addressed in subsections (i)-(xv) of this Section 2.2(a); provided, that the intention of this subsection (xvi) is only to rectify any omission of the conveyance to SpinCo of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a SpinCo Asset (and no Asset will be deemed to be a SpinCo Asset solely as a result of this subsection (xvi) if it is within any category of Assets addressed by any other section of this Section 2.2(a)).

The Parties acknowledge and agree that a single Asset may fall within more than one of subsections (i) through (xvii) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) Company Assets. For the purposes of this Agreement, “Company Assets” shall mean all Assets of either the Company or SpinCo or the members of its Group as of the Distribution Time, other than the SpinCo Assets, including:

(i) all Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are contemplated by this Agreement, the Merger Agreement or any other Transaction Document (or the Schedules hereto or thereto) as Assets to be retained by the Company or any other member of the Company Group;

(ii) all Inventory of either the Company or SpinCo or any of the members of its Group as of the Distribution Time other than the SpinCo Inventory;

(iii) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than the SpinCo Owned Real Property, SpinCo Owned Real Property Leases and SpinCo Transferred Leased Property Leases, and Tangible Personal Property located thereon (other than any Tangible Personal Property of the type addressed in Section 2.2(a)(iv) or Section 2.2(a)(xii)) and any prepaid rent, security deposits and options to renew or purchase related thereto;

(iv) all Contracts of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than the SpinCo Contracts (including the portion of any Shared Contracts that are SpinCo Contracts; provided, that the remainder of such Shared Contracts shall be Company Assets in accordance with Section 2.9, including as specified on Schedule 2.2(b)(iv));

(v) (A) the Intellectual Property set forth on Schedule 2.2(b)(v), and (B) all other Intellectual Property owned by either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than, in the case of this clause (B), the SpinCo Intellectual Property;

(vi) all Information Technology owned or used by either the Company or SpinCo or any member of its Group as of immediately prior to the Distribution Time other than the SpinCo Information Technology;

(vii) all Permits of either the Company or SpinCo or any of the members of its Group as of the Distribution Time other than the SpinCo Permits;

(viii) all Company Books and Records;

(ix) all cash, cash equivalents and marketable securities of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than (A) all cash or cash equivalents paid to SpinCo by the Company in respect of the Cash Transfer, if any, plus (B) all SpinCo Cash, plus (C) all Restricted Cash, if any, plus, any Excluded Cash received by any member of the Company Group or any member of the SpinCo Group prior to the Cut-Off Time, if any;

(x) (A) all attorney-client privilege and attorney work-product protection of the Company or any member of its Group arising as a result of legal counsel representing the Company, and any member of the Company Group (including the Transferred Entities), in connection with the sale of the SpinCo Business and the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Company, members of the Company Group or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents (excluding any rights pursuant to the Contracts described in clause (j) of the definition of “SpinCo Contracts”); and

(xi) all rights that accrue or shall accrue to the Company or any member of the Company Group pursuant to this Agreement, the Merger Agreement or any other Transaction Document.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

2.3 SpinCo Liabilities; Company Liabilities.

(a) SpinCo Liabilities. For the purposes of this Agreement, “SpinCo Liabilities” shall mean (without duplication) the following Liabilities of either the Company or SpinCo or any of the members of its Group:

(i) all Liabilities, including any Environmental Liabilities, to the extent relating to, arising out of or resulting from (x) the SpinCo Business or (y) any SpinCo Asset;

(ii) all Liabilities of either the Company or SpinCo or any of the members of its Group to the extent expressly provided by this Agreement, the Merger Agreement or any other Transaction Document (or the Schedules hereto or thereto) as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and Liabilities of any member of the SpinCo Group under this Agreement, the Merger Agreement or any other Transaction Document;

(iii) all Liabilities to the extent relating to, arising out of or resulting from (and only such portion relating to, arising out of or resulting from) the SpinCo Contracts, the SpinCo Intellectual Property, the SpinCo Information Technology or the SpinCo Permits;

(iv) all Liabilities to the extent relating to, arising out of or resulting from the SpinCo Financing;

(v) all Liabilities to the extent relating to, arising out of or resulting from any financing or refinancing in connection with the Distribution;

(vi) all Liabilities to the extent (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding SpinCo, Gold or their respective businesses and operations contained in any of the Disclosure Documents, other than information relating to the Company or the Company Business, whenever arising;

(vii) all Liabilities to the extent expressly included in the Final Net Working Capital;

(viii) the SpinCo Designated Transaction Expenses, to the extent not included in the calculation of the Final Cash Transfer Amount;

(ix) all Liabilities arising out of claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees and agents) against any member of the Company Group or the SpinCo Group to the extent relating to, arising out of or resulting from (x) the SpinCo Business or (y) any SpinCo Asset; and

(x) subject to Sections 2.7, 2.9 and 2.10, all Liabilities to the extent relating to, arising out of or resulting from the operation of the SpinCo Business at any time after the Distribution Time (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

(xi) all Liabilities to the extent related to the SpinCo portion of any Shared Contract; and

(xii) all Liabilities to the extent set forth on Schedule 2.3(a)(xii).

(b) Company Liabilities. For the purposes of this Agreement, “Company Liabilities” shall mean (without duplication) the following Liabilities of either the Company or SpinCo or any of the members of its Group:

(i) all Liabilities of either the Company or SpinCo or the members of their respective Groups, in each case, to the extent that such Liabilities are not SpinCo Liabilities;

(ii) all Liabilities to the extent arising out of claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees and agents) against any member of the Company Group or the SpinCo Group to the extent relating to, arising out of or resulting from (x) the Company Business (including any terminated, divested or discontinued business, operations and activities of the Company Business) or (y) the Company Assets;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(iii) subject to Sections 2.7, 2.9 and 2.10, all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Company Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

(iv) all Liabilities to the extent related to the Company portion of any Shared Contract; and

(v) all Liabilities to the extent set forth on Schedule 2.3(b)(v).

(c) Other Transaction Documents. Notwithstanding the foregoing or anything to the contrary herein, to the extent that the provisions of any of the Employee Matters Agreement, the Tax Matters Agreement, the Technical Services Agreement, the Trademark Matters Agreement or the Intellectual Property Matters Agreement conflict with the provisions of this Agreement, the provisions of such other agreement or agreements shall govern with respect to the subject matter addressed thereby. For purposes of this Agreement, all Assets and Liabilities allocated to SpinCo pursuant to the Employee Matters Agreement, the Tax Matters Agreement, the Trademark Matters Agreement or the Intellectual Property Matters Agreement shall be considered SpinCo Assets or SpinCo Liabilities, respectively, and all Assets and Liabilities allocated to the Company pursuant to the Employee Matters Agreement, the Tax Matters Agreement, the Trademark Matters Agreement and the Intellectual Property Matters Agreement shall be considered Company Assets or Company Liabilities, respectively.

2.4 Approvals and Notifications.

(a) Approvals and Notifications for SpinCo Assets and Liabilities. To the extent that the transfer or assignment (or in the case of any Permit, reissuance or replacement) of any SpinCo Asset, the assumption of any SpinCo Liability, the Reorganization, the Distribution or the Merger or any other transaction contemplated by the Transaction Documents requires any Approvals or Notifications, prior to the Distribution Date (x) the Parties shall use their commercially reasonable efforts to timely obtain or make such Approvals or Notifications in accordance with applicable regulatory requirements and timelines and (y) each Party shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any Approvals or Notifications to assign (or, to the extent reasonably requested to do so by the Company or Gold, novate) all obligations under SpinCo Contracts or SpinCo Transferred Leased Property Leases and other obligations or Liabilities for which one or more members of the SpinCo Group are liable and that do not constitute SpinCo Liabilities or for which one or more members of the Company Group are liable and that do not constitute Company Liabilities, so that, in any such case, the members of the applicable Group will be solely responsible for the applicable Liabilities; provided, however, that except to the extent expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to (and, to the extent the following actions primarily relate to a member of the SpinCo Group, a SpinCo Asset or a SpinCo Liability, neither the Company nor any member of the Company Group nor, prior to the Distribution Time, SpinCo nor any member of the SpinCo Group shall, without the prior written consent of Gold (which shall not be unreasonably withheld, conditioned or delayed)) (i) amend or modify any Contract in a manner adverse in any material respect to the Company Group or the SpinCo Group, in each case, taken as a whole, (ii) materially modify, relinquish, forbear or narrow any material right, (iii) contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications (other than any payment, out-of-pocket expenses or concession that is expressly contemplated to be paid or otherwise shared by a Party in accordance with the express provisions of Section 7.3(d) of this Agreement or the express provisions of the other Transaction Documents), or (iv) commence any Action, in each case, in connection with the actions required by the foregoing clauses (x) and (y).

(b) Delayed SpinCo Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the SpinCo Group of any SpinCo Asset or assumption by the SpinCo Group of any SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Liability in connection with the Reorganization, the Distribution or any other transactions contemplated by the Transaction Documents would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Distribution Time then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the SpinCo Group of such SpinCo Assets or the assumption by the SpinCo Group of such SpinCo Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities for all other purposes of this Agreement.

(c) Treatment of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If any transfer or assignment of any SpinCo Asset (or a portion thereof) or any assumption of any SpinCo Liability (or a portion thereof) intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Time, whether as a result of the provisions of Section 2.4(b) or for any other reason (any such SpinCo Asset (or a portion thereof), a “Delayed SpinCo Asset” and any such SpinCo Liability (or a portion thereof), a “Delayed SpinCo Liability”), then, (1) the Company and SpinCo shall each continue to use commercially reasonable efforts (subject to the foregoing limitations) to obtain the relevant consents or waivers for the period commencing after the Distribution Date, and ending on the earlier of (x) the date such Delayed SpinCo Asset or Delayed SpinCo Liability is transferred to Gold or SpinCo, (y) eighteen (18) months after the Distribution Date and (z) if the Delayed SpinCo Asset is a Contract, that date of expiry or termination of such Contract in accordance with its terms and (2) insofar as reasonably practicable and subject to applicable Law, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability, as the case may be, shall thereafter hold such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, in trust for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto). In addition, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability shall, insofar as reasonably practicable and to the extent permitted by applicable Law, treat such Delayed SpinCo Asset or Delayed SpinCo Liability in the ordinary course of business in accordance with SpinCo Business past practice and the Parties will take such other actions as they may reasonably agree in good faith (including entering into appropriate documentation formalizing the arrangements and treatment contemplated by this paragraph) in order to place the Parties in a substantially similar position as if such Delayed SpinCo Asset or Delayed SpinCo Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Time to the SpinCo Group. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Delayed SpinCo Asset as an Asset owned by the Party entitled to such Delayed SpinCo Asset, and (y) any Delayed SpinCo Liability as a Liability of the Party intended to be responsible for such Delayed SpinCo Liability, in each case not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(d) Transfer of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed SpinCo Asset or the deferral of assumption of any Delayed SpinCo Liability pursuant to Section 2.4(b) are obtained or made, and, if and when any other legal impediments to the transfer or assignment of any Delayed SpinCo Asset or the assumption of any Delayed SpinCo Liability have been removed, the transfer or assignment of the applicable Delayed SpinCo Asset or the assumption of the applicable Delayed SpinCo Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or any other applicable Transaction Document.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(e) Costs for Delayed SpinCo Assets and Delayed SpinCo Liabilities. Any member of the Company Group retaining a Delayed SpinCo Asset or Delayed SpinCo Liability due to the deferral of the transfer or assignment of such Delayed SpinCo Asset or the deferral of the assumption of such Delayed SpinCo Liability, as the case may be, shall be promptly reimbursed by SpinCo or the member of the SpinCo Group entitled to the Delayed SpinCo Asset or Delayed SpinCo Liability for any costs and expenses (including reasonable attorneys’ fees and recording or similar fees) incurred in connection with the actions taken by such member of the Company Group pursuant to Section 2.4(c) (other than any costs or expenses that are expressly contemplated to be paid by the Company pursuant to Section 2.4(k) or Section 7.3). SpinCo shall indemnify and hold the Company Group harmless against, and reimburse the Company for, any Liabilities incurred and any other amounts payable by the Company Group with respect to such arrangements or the Delayed SpinCo Asset underlying such arrangements. The Company shall cause the applicable member of the Company Group to promptly pay to SpinCo or another member of the SpinCo Group any refunds or other amounts received by such member of the Company Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referred to in the prior sentence; provided, that neither the Company nor any such members of the Company Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made. The Company Group shall not knowingly allow the loss or diminution of value of any Delayed SpinCo Asset without first providing the SpinCo Group commercially reasonable notice of such potential loss or diminution in value and affording the SpinCo Group a commercially reasonable opportunity to take action to prevent such loss or diminution in value; provided, that the Company Group shall not be required to provide notice to the SpinCo Group in connection with Delayed SpinCo Assets that are Contracts, Permits or rights that expire in accordance with their terms.

(f) Approvals and Notifications for Company Assets. To the extent that the transfer or assignment (or, in the case of any Permit, reissuance or replacement) of any Company Asset, the assumption of any Company Liability, the Reorganization, the Distribution or the Merger or any other transaction contemplated by the Transaction Documents requires any Approvals or Notifications, prior to the Distribution Date (x) the Parties shall use their commercially reasonable efforts to timely obtain or make such Approvals or Notifications in accordance with applicable regulatory requirements and timelines and (y) each Party shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any Approvals or Notifications to assign (or, to the extent reasonably requested to do so by the Company or Gold, novate) all obligations under Company Contracts and other obligations or Liabilities for which one or more members of the Company Group are liable and that do not constitute Company Liabilities or for which one or more members of the SpinCo Group are liable and that do not constitute SpinCo Liabilities, so that, in any such case, the members of the applicable Group will be solely responsible for the applicable Liabilities; provided, however, that, except to the extent expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to (and, to the extent the following actions primarily relate to a member of the Company Group, a Company Asset or a Company Liability, neither Gold nor any member of the Gold Group nor, after the Distribution Time, SpinCo nor any member of the SpinCo Group shall), without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) (i) amend or modify any Contract in a manner adverse in any material respect to the Company Group or the SpinCo Group, in each case, taken as a whole, (ii) materially modify, relinquish, forbear or narrow any material right, (iii) contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications (other than any payment, out-of-pocket expenses or concession that is expressly contemplated to be paid or otherwise shared by a Party in accordance with the express provisions of Section 7.3(d) of this Agreement or the express provisions of the other Transaction Documents), or (iv) commence any Action, in each case, in connection with the actions required by the foregoing clauses (x) and (y).

(g) Delayed Company Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the Company Group of any Company Asset or assumption by the Company Group of any Company Liability in connection with the Reorganization, the Distribution or any other transactions

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

contemplated by the Transaction Documents would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Distribution Time then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the Company Group of such Company Assets or the assumption by the Company Group of such Company Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such Company Assets or Company Liabilities shall continue to constitute Company Assets and Company Liabilities for all other purposes of this Agreement.

(h) Treatment of Delayed Company Assets and Delayed Company Liabilities. If any transfer or assignment of any Company Asset (or a portion thereof) or any assumption of any Company Liability (or a portion thereof) intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Time, whether as a result of the provisions of Section 2.4(g) or for any other reason (any such Company Asset (or a portion thereof), a “Delayed Company Asset” and any such Company Liability (or a portion thereof), a “Delayed Company Liability”), then, (1) the Company and SpinCo shall each continue to use commercially reasonable efforts (subject to the foregoing limitations) to obtain the relevant consents or waivers for the period commencing after the Distribution Date, and ending on the earlier of (x) the date such Delayed Company Asset or Delayed Company Liability is transferred to the Company, (y) eighteen (18) months after the Distribution Date and (z) if the Delayed Company Asset is a Contract, that date of expiry or termination of such Contract in accordance with its terms and (2) insofar as reasonably practicable and subject to applicable Law, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability, as the case may be, shall thereafter hold such Delayed Company Asset or Delayed Company Liability, as the case may be, in trust for the use and benefit of the member of the Company Group entitled thereto (at the expense of the member of the Company Group entitled thereto). In addition, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability shall, insofar as reasonably practicable and to the extent permitted by applicable Law, treat such Delayed Company Asset or Delayed Company Liability in the ordinary course of business in accordance with the Company Group past practice and the Parties will take such other actions as they may reasonably agree in good faith (including entering into appropriate documentation formalizing the arrangements and treatment contemplated by this paragraph) in order to place the Parties in a substantially similar position as if such Delayed Company Asset or Delayed Company Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Company Asset or Delayed Company Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed Company Asset or Delayed Company Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Time to the Company Group. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Delayed Company Asset as an Asset owned by the Party entitled to such Delayed Company Asset, and (y) any Delayed Company Liability as a Liability of the Party intended to be responsible for such Delayed Company Liability, in each case not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(i) Transfer of Delayed Company Assets and Delayed Company Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed Company Asset or the deferral of assumption of any Delayed Company Liability pursuant to Section 2.4(g), are obtained or made, and, if and when any other legal impediments to the transfer or assignment of any Delayed Company Asset or the assumption of any Delayed Company Liability have been removed, the transfer or assignment of the applicable Delayed Company Asset or the assumption of the applicable Delayed Company Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or any other applicable Transaction Document.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(j) Costs for Delayed Company Assets and Delayed Company Liabilities. Any member of the SpinCo Group retaining a Delayed Company Asset or Delayed Company Liability due to the deferral of the transfer or assignment of such Delayed Company Asset or the deferral of the assumption of such Delayed Company Liability, as the case may be, shall be promptly reimbursed by the Company or the member of the Company Group entitled to the Delayed Company Asset or Delayed Company Liability for any costs and expenses (including reasonable attorneys’ fees and recording or similar fees) incurred in connection with the actions taken by such member of the SpinCo Group pursuant to Section 2.4(h) (other than any costs or expenses that are expressly contemplated to be paid by SpinCo pursuant to Section 2.4(k) or Section 7.3). The Company shall indemnify and hold the SpinCo Group harmless against, and reimburse SpinCo for, any Liabilities incurred and any other amounts payable by the SpinCo Group with respect to such arrangements or the Delayed Company Asset underlying such arrangements. SpinCo shall cause the applicable member of the SpinCo Group to promptly pay to the Company or another member of the Company Group any refunds or other amounts received by such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referred to in the prior sentence; provided, that neither SpinCo nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less-favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made. The SpinCo Group shall not knowingly allow the loss or diminution of value of any Delayed Company Asset without first providing the Company Group commercially reasonable notice of such potential loss or diminution in value and affording the Company Group a commercially reasonable opportunity to take action to prevent such loss or diminution in value; provided, that the SpinCo Group shall not be required to provide notice to the Company Group in connection with Delayed Company Assets that are contracts, permits or rights that expire in accordance with their terms.

(k) Sharing Costs. If the Parties agree in accordance with this Section 2.4 that a Party shall directly or indirectly contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, the Company shall pay eighty percent (80%) and Gold shall pay twenty percent (20%) of any and all reasonable and documented out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any reasonable and documented out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with their efforts pursuant to this Section 2.4; provided, that Gold, the Company and SpinCo shall be obligated to use commercially reasonable efforts to minimize such costs and expenses. Each of the Company and Gold, as applicable, shall cause the applicable members of the Company Group and the SpinCo Group, respectively, to promptly pay to the Company or SpinCo, as applicable, any applicable portion of refunds or other amounts received by a member of the Company Group or the SpinCo Group, as applicable, in respect of costs, fees, expenses and other payments incurred in connection with this Section 2.4.

2.5 Novation of Liabilities.

(a) Novation of SpinCo Liabilities.

(i) Each of the Company, on the one hand, and SpinCo or Gold, on the other hand, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all SpinCo Liabilities and obtain in writing the unconditional release of each member of the Company Group that is a party to any such arrangements, to the extent not prohibited by applicable Law and effective as of the Distribution Time, so that, in any such case, the members of the SpinCo Group shall be solely responsible for such SpinCo Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to contribute any capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested or commence any Action in

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

connection with such Party’s efforts pursuant to this Section 2.5(a)(i) (other than any payment, out-of-pocket expenses or concession that is expressly contemplated to be paid or otherwise shared by a Party in accordance with the express provisions of Section 2.4(k) and Section 7.3(d) of this Agreement or the express provisions of the other Transaction Documents); provided, further, that neither the Company nor, prior to the Closing, SpinCo shall agree to any amendment, modification or other concession, in each case, that adversely affects any member of the SpinCo Group in any non-de minimis respect (other than any impact that is fully reimbursed or borne by the Company), in each case, in connection with obtaining such releases, without the prior written consent of Gold (which shall not be unreasonably withheld, conditioned or delayed). The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.5(a)(i).

(ii) If a Party is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release prior to the Distribution Time and the applicable member of the Company Group continues to be bound by such agreement, lease, license or other obligation or Liability as of the Distribution Time (each, an “Unreleased SpinCo Liability”), SpinCo shall, to the extent not prohibited by applicable Law, (A) use its commercially reasonable efforts to effect such consent, substitution, approval, amendment or release as soon as practicable following the Distribution Time for eighteen (18) months following the Distribution Time, and (B) as indemnitor, guarantor, agent or subcontractor for such member of the Company Group, as the case may be, (x) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Company Group that constitute Unreleased SpinCo Liabilities from and after the Distribution Time and (y) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the Company Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased SpinCo Liabilities shall otherwise become assignable or able to be novated, the Company shall promptly assign, or cause to be assigned, and SpinCo or the applicable SpinCo Group member shall assume, such Unreleased SpinCo Liabilities without exchange of further consideration.

(b) Novation of Company Liabilities.

(i) Each of the Company, on the one hand, and SpinCo or Gold, on the other hand, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all Company Liabilities and obtain in writing the unconditional release of each member of the SpinCo Group that is a party to any such arrangements, so that, in any such case, the members of the Company Group shall be solely responsible for such Company Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to contribute any capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested or commence any Action in connection with its efforts pursuant to this Section 2.5(b)(i) (other than any payment, out-of-pocket expenses or concession that is expressly contemplated to be paid or otherwise shared by a Party in accordance with the express provisions of Section 2.4(k) and Section 7.3(d) of this Agreement or the express provisions of the other Transaction Documents); provided, further, that neither Gold nor, following the Closing, SpinCo shall agree to any amendment, modification or other concession, in each case, that adversely affects any member of the Company Group in any non-de minimis respect (other than any impact that is fully reimbursed or borne by Gold), in each case, in connection with obtaining such releases, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed); provided, further, that in no event shall Gold be required to obtain any consent, substitution, approval or amendment required to novate or assign Company Liabilities relating to, arising out of or resulting from indebtedness for borrowed money, whether current, short-term or long-term, secured or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

unsecured. The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.5(b)(i).

(ii) If a Party is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release prior to the Distribution Time and the applicable member of the SpinCo Group continues to be bound by such agreement, lease, license or other obligation or Liability as of the Distribution Time (each, an “Unreleased Company Liability”), the Company shall, to the extent not prohibited by applicable Law, (A) use its commercially reasonable efforts to effect such consent, substitution, approval, amendment or release as soon as practicable following the Distribution Time for eighteen (18) months following the Distribution Time, and (B) as indemnitor, guarantor, agent or subcontractor for such member of the SpinCo Group, as the case may be, (x) pay, perform and discharge fully all the obligations or other Liabilities of such member of the SpinCo Group that constitute Unreleased Company Liabilities from and after the Distribution Time and (y) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the SpinCo Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Company Liabilities shall otherwise become assignable or able to be novated, SpinCo shall promptly assign, or cause to be assigned, and the Company or the applicable Company Group member shall assume, such Unreleased Company Liabilities without exchange of further consideration.

2.6 Release of Support Obligations.

(a) On or prior to the Distribution Date or as soon as practicable thereafter:

(i) Each of Gold, SpinCo and the Company shall, and shall cause its respective Subsidiaries to, cooperate regarding, and Gold shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Company, valid and binding written unconditional releases of the Company and any other member of the Company Group, as applicable, from any SpinCo Liability, whether arising before, on or after the Closing Date, under any Company Support Obligation in effect immediately prior to the Distribution Time, which release shall be effective as of the Distribution Time, including by providing, as reasonably agreed by the Parties, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty or the Company if the applicable counterparty is a member of the Company Group may reasonably request, that materially correspond in form and substance to the relevant Company Support Obligation and, if applicable, taking into account the liquidity requirements of the relevant member(s) of the SpinCo Group for whose benefit the Company Support Obligation is provided, in each case, to the extent not prohibited by applicable Law. During the Interim Period, Gold shall coordinate with SpinCo and the Company with respect to their joint initial contact with such beneficiaries, afford the Company a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep the Company reasonably informed of any discussions with such beneficiaries in which the Company does not participate.

(ii) Each of Gold, SpinCo and the Company shall, and shall cause its respective Subsidiaries to, cooperate regarding, and the Company shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Gold, valid and binding written unconditional releases of SpinCo and any other member of the SpinCo Group, as applicable, from any Company Liability, whether arising before, on or after the Closing Date, under any SpinCo Support Obligation in effect immediately prior to the Distribution Time, which release shall be effective as of the Distribution Time, including by providing, as reasonably agreed by the Parties, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request, in each case, to the extent not prohibited by

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

applicable Law. During the Interim Period, the Company shall coordinate with SpinCo and Gold with respect to their joint initial contact with such beneficiaries, afford Gold a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep Gold reasonably informed of any discussions with such beneficiaries in which Gold does not participate.

(b) Without limiting Gold’s or SpinCo’s obligations under Section 2.6(a), if any Company Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) Gold shall indemnify and hold harmless the Company and its applicable Subsidiaries for any Liabilities arising from or relating to such Company Support Obligation (other than any Company Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) Gold shall not permit any members of the SpinCo Group to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, the Company or any of its applicable Subsidiaries would become liable under such Company Support Obligation, in each case, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), unless all obligations of the Company and its Subsidiaries with respect thereto are concurrently terminated (with no incremental obligations or liabilities) by documentation reasonably satisfactory in form and substance to the Company. To the extent that the Company or any of its applicable Subsidiaries has performance obligations under any Company Support Obligation after the Effective Time, from and after the Effective Time, Gold shall (x) perform (or cause the members of the SpinCo Group to perform) such obligations on behalf of the Company and such Subsidiaries or (y) otherwise take such action as reasonably requested by the Company and such Subsidiaries so as to put the Company and such Subsidiaries in the same position as if Gold, and not the Company, had performed or were performing such obligations.

(c) Without limiting the Company’s obligations under Section 2.6(a), if any SpinCo Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) the Company shall indemnify and hold harmless Gold and its applicable Subsidiaries for any Liabilities arising from or relating to such SpinCo Support Obligation (other than any SpinCo Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) the Company shall not permit any members of the Company Group to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, Gold and its applicable Subsidiaries would become liable under such SpinCo Support Obligation, in each case, without the prior written consent of Gold (which shall not be unreasonably withheld, conditioned or delayed), unless all obligations of SpinCo and its Subsidiaries with respect thereto are concurrently terminated (with no incremental obligations or liabilities) by documentation reasonably satisfactory in form and substance to Gold. To the extent that SpinCo or any of its applicable Subsidiaries has performance obligations under any SpinCo Support Obligation after the Effective Time, from and after the Effective Time, the Company shall (x) perform (or cause the members of the Company Group to perform) such obligations on behalf of SpinCo and such Subsidiaries or (y) otherwise take such action as reasonably requested by SpinCo and such Subsidiaries so as to put SpinCo and such Subsidiaries in the same position as if the Company, and not SpinCo or any member of the SpinCo Group, had performed or were performing such obligations.

(d) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) the Company may, in consultation in good faith with Gold, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Support Obligations (provided, that such action would not result in any non-de minimis Liability for Gold and its Subsidiaries, other than any Liability that is fully reimbursed or borne by the Company), (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any member of the SpinCo Group or the SpinCo Business after the expiration thereof in accordance with its terms, (iii) SpinCo and/or Gold may, in consultation in good faith with the Company, take any action to terminate, obtain release of or otherwise limit the liability of SpinCo or any member of the SpinCo Group under any and all outstanding SpinCo Support Obligations (provided, that such action would not result in any non-de minimis Liability for the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Company or any of its Subsidiaries, other than any Liability that is fully reimbursed or borne by Gold or SpinCo) and (iv) none of SpinCo or Gold nor any of their respective applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any member of the Company Group or the Company Business after the expiration thereof in accordance with its terms.

2.7 Wrong Pockets; Mail and Other Communications; Payments.

(a) Subject to Section 2.4, after the Distribution Time, if either SpinCo or Gold, on the one hand, or the Company, on the other hand, or any of their respective Group members becomes aware that any of the SpinCo Assets have not been transferred, assigned or conveyed to SpinCo or any member of its Group or that any of the Company Assets have not been retained by or transferred, assigned or conveyed to the Company or any member of its Group (other than the Transferred Entities), it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Distribution Time.

(b) After the Distribution Time, each of the Company, SpinCo and the members of their respective Groups may receive mail, packages, facsimiles, electronic mail and other communications properly belonging to the other (or the other’s respective Group). Accordingly, each of the Company and SpinCo and the members of their respective Groups authorizes the Company and the other members of the Company Group, on the one hand, or SpinCo and the other members of the SpinCo Group, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any member of its Group) or any of such other Party’s (or any member of its Group’s) officers or directors, to open (acting solely as agent for the other Party), all mail, packages, facsimiles, electronic mail and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, electronic mail or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 2.7 are not intended to, and shall not be deemed to, constitute an authorization by any of the Company, SpinCo or the members of their respective Groups to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, electronic mail or other communication or the information contained therein.

(c) The Company shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to SpinCo (or a designated member of its Group) any monies or checks that have been sent to or that are received by the Company or any member of its Group after the Distribution Time, including by or from any customers, suppliers or other commercial counterparties of the SpinCo Business or the SpinCo Group, to the extent that they constitute SpinCo Assets.

(d) SpinCo shall, or shall cause the applicable member of its Group to, promptly pay or deliver to the Company (or a designated member of its Group) any monies or checks that have been sent to SpinCo or any member of its Group (including the SpinCo Business and the SpinCo Group) after the Distribution Time to the extent that they constitute a Company Asset and are the property of the Company or a member of the Company Group hereunder.

2.8 Termination of Agreements.

(a) Except as set forth in Section 2.8(b), in furtherance of the releases and other provisions of Section 4.1, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments or understandings, whether or not in writing, without any further liability to the Company, SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

or any members of its respective Groups, between or among SpinCo and/or any member of the SpinCo Group, on the one hand, and the Company and/or any member of the Company Group, on the other hand, effective as of the Distribution Time and in accordance with applicable Law. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Time, and neither the Company, SpinCo nor any member of their respective Groups shall have any liability thereunder after the Distribution Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 2.8(a) shall not apply to any of the following agreements, arrangements, commitments or understandings, whether or not in writing, (or to any of the provisions thereof): (i) this Agreement, the Merger Agreement and the other Transaction Documents (and each other agreement or instrument expressly contemplated by this Agreement, the Merger Agreement or any other Transaction Documents to be entered into by any of the Parties or any of the members of their respective Groups or to be continued from and after the Distribution Time); (ii) any agreements, arrangements, commitments or understandings to which any Third Party is a party; (iii) any intercompany accounts payable or accounts receivable accrued as of the Distribution Time that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices, which shall be settled in the manner contemplated by Section 2.8(c); (iv) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of the Company or SpinCo, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); (v) any Shared Contracts and (vi) any agreements listed on Schedule 2.8(b).

(c) All of the intercompany accounts receivable and accounts payable between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, outstanding as of immediately prior to the Distribution Time shall be repaid, settled or otherwise eliminated in full, without any further liability thereunder to either party thereto, by means of cash payments, a dividend, capital contribution, a combination of the foregoing, or otherwise as determined by the Company in its reasonable discretion prior to the Distribution; provided, that the Company shall not repay, settle or otherwise eliminate any such intercompany accounts in a manner that results in an adverse effect to any member of the SpinCo Group or that exposes Gold or any member of the SpinCo Group to further Liability (unless the cost of such effect or Liability is fully reimbursed to the SpinCo Group or otherwise fully borne by the Company Group), without the prior written consent of Gold (which shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, the Parties agree and acknowledge that the payment or other satisfaction by SpinCo or a member of the SpinCo Group of the amount of an intercompany account receivable shall not be considered an adverse effect to any member of the SpinCo Group. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

2.9 Treatment of Shared Contracts.

(a) Except as set forth on Schedule 2.9(a), subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1 unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.9 are expressly conveyed to the applicable Party pursuant to this Agreement, the Merger Agreement or any other Transaction Document (excluding the Transition Services Agreement), any Contract, a portion of which is related to, held for use by or used in the SpinCo Business, but the remainder of which is a Company Asset (any such Contract, a “Shared Contract”), shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Distribution Time, so that each Party or the member of its Group shall, as of the Distribution Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to the SpinCo Business or the Company Business, as applicable; provided, however, that (i) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other commercially reasonable and permissible actions (including by subcontracting, sublicensing, subleasing or back-to-back agreement or by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group or the Company Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the SpinCo Business or the Company Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to a member of the applicable Group (or amended to allow a member of the applicable Group to exercise applicable rights under such Shared Contract) pursuant to this Section 2.9, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.9. Without limiting the foregoing, if (A) a Shared Contract that is a vendor or supplier Contract cannot be assigned or amended pursuant to this Section 2.9 and can be addressed through an arrangement described in clause (ii) of the immediately preceding sentence, but the proposed assignee elects not to receive the rights and benefits of the applicable portion of such Shared Contract pursuant to such an arrangement, and (B) as a result the other Party or a member of the other Party’s Group is required to pay any termination, breakage, volume reduction or similar fee or expense to such vendor or supplier, then (C) the proposed assignee or the applicable member of the proposed assignee’s Group shall reimburse the other Party or the applicable member of its Group for the amount of such fee or expense. Each of the Company and SpinCo shall, and shall cause the members of their respective Groups to, use its commercially reasonable efforts to complete the assignment or amendment of all Shared Contracts pursuant to this Section 2.9 to be effective at the Distribution Time; provided, however, that any such obligation to use commercially reasonable efforts shall cease on the date that is eighteen (18) months following the Distribution Time.

(b) Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as an Asset owned by, and/or a Liability of, as applicable, such Party, or the members of its Group, as applicable, not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(c) Nothing in this Section 2.9 shall require any member of any Group to (and (i) neither the Company nor any member of the Company Group nor, prior to the Distribution Time, SpinCo nor any member of the SpinCo Group shall, without the prior written consent of Gold (which shall not be unreasonably withheld, conditioned or delayed) and (ii) neither Gold nor any member of Gold Group shall, without the prior written consent of the Company (which shall not to be unreasonably withheld, conditioned or delayed)), in each case, make any non-de minimis payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any non-de minimis obligation or grant any non-de minimis concession for the benefit of any member of the other Group in order to effect any transaction contemplated by this Section 2.9 (in each case, other than any payment, out-of-pocket expenses or concession that is expressly contemplated to be paid or otherwise shared by a Party in accordance with the express provisions of Section 2.4(k) and Section 7.3(d) of this Agreement or the express provisions of the other Transaction Documents).

2.10 Treatment of Shared Services. The Company, SpinCo and Gold acknowledge and agree that (a) the SpinCo Business currently receives from the Company and the members of the Company Group certain Shared Services, (b) except as provided in the Transition Services Agreement, any other Transaction Document or the Merger Agreement, all Shared Services shall cease at the Distribution Time, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Distribution Time without

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

further liability to Gold or any member of the SpinCo Group, and (c) from and after the Distribution Time, SpinCo and Gold (and their Affiliates) shall have no rights or Liabilities under any Shared Contracts that are not SpinCo Contracts, except to the extent set forth and in accordance with the terms and conditions of any Transaction Document or the Merger Agreement.

2.11 Certain Adjustments.

(a) Certain Definitions.

(i) “Estimated Net Working Capital Adjustment” shall mean (A) if the Estimated Net Working Capital exceeds 105% of the Target Net Working Capital, then a positive amount equal to the amount by which such Estimated Net Working Capital exceeds the Target Net Working Capital; (B) if the Estimated Net Working Capital is equal to or less than 105% of the Target Net Working Capital and equal to or greater than 95% of the Target Net Working Capital, then an amount equal to zero; and (C) if the Estimated Net Working Capital is less than 95% of the Target Net Working Capital, then a negative amount equal to the amount by which the Target Net Working Capital exceeds the Estimated Net Working Capital.

(ii) “Estimated SpinCo Cash” shall mean the SpinCo Cash as estimated by the Company in good faith prior to the Closing.

(iii) “Estimated SpinCo Expense Reimbursement” shall mean the SpinCo Expense Reimbursement as estimated by the Company in good faith prior to the Closing.

(iv) “Estimated SpinCo Indebtedness” shall mean the SpinCo Indebtedness as estimated by the Company in good faith as of the Cut-Off Time.

(v) “Final Net Working Capital Adjustment” shall mean (A) if the Final Net Working Capital exceeds 105% of the Target Net Working Capital, then a positive amount equal to the amount by which such Final Net Working Capital exceeds the Target Net Working Capital; (B) if the Final Net Working Capital is equal to or less than 105% of the Target Net Working Capital and equal to or greater than 95% of the Target Net Working Capital, then an amount equal to zero; and (C) if the Final Net Working Capital is less than 95% of the Target Net Working Capital, then a negative amount equal to the amount by which the Target Net Working Capital exceeds the Final Net Working Capital.

(vi) “Net Working Capital” shall mean as of 11:59 p.m. on the day prior to the Distribution Date (the “Cut-Off Time”) and without duplication, an amount (which may be a positive or negative number) equal to (i) the current assets of the SpinCo Business, minus (ii) the current liabilities of the SpinCo Business, in each case, which are included in the line item categories specifically identified in the illustrative calculation set forth in Schedule 1.1, but excluding (A) any deferred Tax assets, deferred Tax liabilities, income Tax assets, and income Tax liabilities, (B) all receivables and payables between any Transferred Entity and another Transferred Entity, (C) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated in connection with the Closing pursuant to Section 2.8, (D) the SpinCo Financing and any proceeds thereof, (E) the SpinCo Expense Reimbursement (including the Reimbursement Obligations), (F) the Company Assets and the Company Liabilities, (G) any amounts to the extent included and reflected in the calculation of SpinCo Indebtedness and SpinCo Cash, (H) operating lease balances, (I) pay-to-play assets and (J) Mexican statutory GAAP accounts. The Net Working Capital will be determined in accordance with and calculated on a basis consistent with the Accounting Principles.

(vii) “SpinCo Cash” shall mean the aggregate amount of cash and cash equivalents held by SpinCo and the other members of the SpinCo Group as of the Cut-Off Time (other than any cash paid to SpinCo by the Company in respect of the Cash Transfer), including all uncashed and uncleared checks, drafts and wires received by or on behalf of SpinCo or the other members of the SpinCo Group (to the extent not included as an asset in the calculation of Net Working Capital), and excluding (A) any uncashed and uncleared checks, drafts and wires issued by or on behalf of SpinCo or the other members of the SpinCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Group, (B) any Restricted Cash, (C) any Excluded Cash received by any member of the Company Group or any member of the SpinCo Group prior to the Cut-Off Time and (D) any Excess Foreign Cash, in each case calculated in accordance with the Accounting Principles; provided, that if, after the Cut-Off Time but prior to the Distribution, any SpinCo Cash is distributed to the Company or used to pay any SpinCo Designated Transaction Expenses or SpinCo Indebtedness, such amounts shall not be included in the calculation of Estimated SpinCo Cash or Final SpinCo Cash.

(viii) “SpinCo Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Principles, the aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of the Cut-Off Time: (a) the outstanding principal amount of any indebtedness for borrowed money, including any related accrued and unpaid interest, and, to the extent actually due and payable in connection with the payment of such indebtedness at the Distribution, prepayment fees, premiums or penalties; (b) all obligations under letters of credit, bankers’ acceptances, performance bonds, sureties and similar instruments issued for the account of such Person, in each case, only to the extent drawn; (c) all Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, to the extent such arrangements are required to be unwound or terminated, in accordance with their terms, as a result of the consummation of the Distribution or Merger, calculated, as of the Cut-Off Time, as the amount of any payments that would be required to be paid by such Person to the counterparty banks in the event of an early unwind or early termination of such arrangements at the Cut-Off Time less any amount payable to such Person in connection to such unwind or termination; (d) the amount of any deferred purchase price Liabilities related to past acquisitions for equity, property, assets, goods or services (including holdback amounts or similar items including any contingent obligations to pay a deferred purchase price (including contingent earn-outs but excluding any indemnification or similar non-purchase price obligations) and similar performance-based payment obligations); (e) all obligations under a lease agreement required by GAAP to be recorded as finance lease obligations, but excluding any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases unless such breakage costs, prepayment penalties, fees or other similar amounts are due and will be paid at the Distribution; (f) (1) any severance obligations with respect to former SpinCo Group Employees (or current SpinCo Group Employees with respect to which notice of termination has been provided, other than with respect to terminations at the direction of Gold) that are outstanding and unpaid as of the Cut-Off Time; (2) all obligations in respect of unpaid and unfunded nonqualified deferred compensation plan liabilities that are transferred to or assumed by any member of the SpinCo Group pursuant to the Employee Matters Agreement, measured as of the Cut-Off Time and determined on an aggregated basis; (3) all cash dividend equivalent rights in respect of any outstanding Company Award (as such term is used in the Employee Matters Agreement) held by a SpinCo Group Employee with respect to the portion of the vesting period elapsed on or prior to the Distribution Time; (4) all unfunded or underfunded liabilities under any defined benefit pension, retirement or similar plans or arrangements (including pension service awards, termination indemnitees, jubilee payments, seniority or gratuity payments, and any penalty payments related thereto) that are transferred to or assumed by any member of the SpinCo Group pursuant to the Employee Matters Agreement, measured as of the most recent practicable date prior to the Distribution Time and determined on a projected benefit obligation basis; (5) any liabilities assumed by the SpinCo Group with respect to the Company Deferred Compensation Plan (as such term is used in the Employee Matters Agreement); (6) the portion of any retention or transaction bonuses payable in connection with the Reorganization, Distribution or Merger that are or become payable by the SpinCo Group as of the Distribution Time (excluding any liabilities or obligations (A) arising in connection with any arrangements entered into at the direction of Gold or any member of Gold Group, (B) pursuant to plans, agreements, arrangements or Contracts approved by the Company in writing that require more than 60 days of continued service following the Distribution Time or (C) arising as a result of both the Reorganization, Distribution or Merger and a termination of employment or continued service following the consummation of the Reorganization, Distribution or Merger); and (7) the employer portion of any Taxes payable by any member of the SpinCo Group with respect to any amounts set forth in the preceding clauses (1) through (6) and calculated as if all such

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

amounts were paid on the Closing Date; (g) one hundred percent (100%) of all deferred revenue and customer advances / deposits associated with Contracts that are SpinCo Contracts (other than with respect to customer owned tooling, which shall be included in the calculation of Net Working Capital); (h) all accrued and unpaid bonuses (including profit-sharing) as of the Cut-Off Time payable to SpinCo Group Employees, (i) the amount of any unpaid Company Taxes that will be payable by SpinCo or a member of the SpinCo Group; (j) all outstanding factored accounts receivable; (k) any unpaid capital expenditures in accounts payable; (l) any unpaid liabilities related to the items set forth on Schedule 2.11(a)(viii); and (m) guaranties of any obligations of the types described in the preceding clauses (a) through (l), inclusive, of any other Person; provided, that if, after the Cut-Off Time but prior to the Distribution, any SpinCo Cash is distributed to the Company or used to pay any SpinCo Designated Transaction Expenses, SpinCo Indebtedness, such amounts shall not be included in the calculation of Estimated SpinCo Cash or Final SpinCo Cash. Notwithstanding the foregoing, “SpinCo Indebtedness” does not include the aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of the Cut-Off Time: (a) any operating or other lease obligations not required to be recorded as finance lease obligations between or among SpinCo and any other member of the SpinCo Group; (b) intercompany obligations between or among SpinCo and any other member of the SpinCo Group to the extent such obligations are not terminated as of the Closing in accordance with Section 2.8; (c) any obligations under any undrawn letters of credit, banker’s acceptances, performance bonds or similar obligations; (d) any SpinCo Indebtedness incurred by or at the direction of Gold and/or any of its Affiliates, including any SpinCo Indebtedness incurred by any such Persons in connection with the Distribution or the transactions contemplated by the Merger Agreement, including indebtedness incurred pursuant to the SpinCo Financing or (e) any amounts included in the definition or calculation of Net Working Capital or SpinCo Designated Transaction Expenses.

(ix) “Target Net Working Capital” shall have the meaning set forth in Schedule 2.11(a)(ix).

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to SpinCo and Gold a written report (the “Initial Adjustment Statement”) setting forth in reasonable detail the Company’s good faith estimate of (i) the Net Working Capital (such estimate, the “Estimated Net Working Capital”), (ii) the Estimated SpinCo Indebtedness, (iii) the Estimated SpinCo Expense Reimbursement, (iv) the Estimated SpinCo Cash, and (v) the Cash Transfer Amount, in each case of clauses (i)-(iv), as of the Cut-Off Time and based on the Company’s books and records and other information available to the Company at the Closing, together with reasonable supporting detail and, except for SpinCo Designated Transaction Expenses, without giving effect to the Distribution or the transactions contemplated by the Merger Agreement and calculated in accordance with the definitions herein and the Accounting Principles. Following the delivery of the Initial Adjustment Statement, but prior to the Closing, the Company will provide Gold reasonable opportunity to review the Initial Adjustment Statement and request in writing reasonable changes to the Initial Adjustment Statement, and the Company shall consider in good faith any changes proposed by Gold, and the Company shall reasonably cooperate with Gold in connection with its review of the Initial Adjustment Statement, including by providing information reasonably necessary or useful in connection therewith as may be reasonably requested by Gold; provided, that in no event shall the Closing be delayed as a result of Gold’s review of the Initial Adjustment Statement or comment thereon.

(c) Within one hundred and twenty (120) days following the Closing Date, Gold shall deliver to the Company a statement (the “Preliminary Adjustment Statement”) setting forth in reasonable detail Gold’s good faith calculation of (i) the Net Working Capital, (ii) SpinCo Cash, (iii) SpinCo Indebtedness, (iv) SpinCo Expense Reimbursement and (v) the Cash Transfer Amount, in the case of clauses (i)-(iv), being determined as of the Cut-Off Time, and, except for the SpinCo Designated Transaction Expenses, without giving effect to the Distribution or the transactions contemplated by the Merger Agreement and calculated in accordance with the definitions herein and the Accounting Principles, in each case, together with reasonable supporting detail.

(d) If the Company disagrees with the calculations set forth in the Preliminary Adjustment Statement, the Company will deliver to Gold, within sixty (60) days after receipt by the Company of the Preliminary

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Adjustment Statement (the “Review Period”) a written statement of its disagreement specifying in reasonable detail the particulars of the disagreement, including the nature and amount of any disputes as to the Preliminary Adjustment Statement (the “Notice of Disagreement”). The Company will be deemed to have agreed with the items and amounts in the Preliminary Adjustment Statement not specifically identified in such Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.11(e). If the Company does not deliver a Notice of Disagreement within the Review Period, the Preliminary Adjustment Statement shall become final and binding on the last day of the Review Period (the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(k)).

(e) If the Company delivers to Gold a Notice of Disagreement during the Review Period, the Company and Gold will attempt to resolve in good faith the matters contained in the Notice of Disagreement during the 30 day period after delivery of the Notice of Disagreement (the “Resolution Period”). Rule 408 of the Federal Rules of Evidence shall apply to each of the Company and Gold during any discussions or negotiations during the Resolution Period. Any disputed items resolved in writing by the Company and Gold during the Resolution Period shall be final and binding with respect to such items, and if the Company and Gold agree in writing on the resolution of each disputed item specified by the Company in the Notice of Disagreement, the amounts so determined shall be final and binding on the parties for all purposes hereunder and, together with the items and amounts in the Preliminary Adjustment Statement and not specifically identified in the Notice of Disagreement, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(k). If such a resolution is not reached during the Resolution Period, the Company and Gold shall retain a nationally recognized independent certified public accounting firm in the United States mutually acceptable to the Company and Gold (the “Independent Accounting Firm”). The Company and Gold will enter into a customary engagement letter with the Independent Accounting Firm promptly after such selection and submit any unresolved objections covered by the Notice of Disagreement (the “Disputed Items”) to the Independent Accounting Firm for resolution in accordance with this Section 2.11(e), together with a copy of this Agreement and the Preliminary Adjustment Statement, promptly after entering into such engagement letter (but in any event, no later than ten (10) days after entering into such engagement letter); provided, that the Company and Gold cannot assign a value to any Disputed Item that is more favorable to such Party than what such Party included in the Notice of Disagreement or the Preliminary Adjustment Statement, respectively. In acting under this Agreement, the Independent Accounting Firm shall function solely as an expert and not as an arbitrator; provided, that the Independent Accounting Firm shall have the power to conclusively resolve differences in disputed items as specified in this Agreement. All communications by the Parties and their respective Representatives with the Independent Accounting Firm relating to any matter disputed in accordance with this Section 2.11(e) shall be conducted only as follows: (i) all such communications shall include at least one Representative of each of the Company and Gold, (ii) there shall be no ex parte communications between any Party (or its Representatives), on the one hand, and the Independent Accounting Firm, on the other hand, (iii) no Party shall disclose to the Independent Accounting Firm any confidential settlement negotiations related to the Final Adjustment Statement, and (iv) unless requested by the Independent Accounting Firm in writing, no Party may present additional information or arguments to the Independent Accounting Firm, either orally or in writing. The Company and Gold shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 30 days following the submission thereof. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Accounting Principles and the applicable terms and definitions set forth in this Agreement, and the Independent Accounting Firm shall not be permitted to make any other determination, including any determination as to whether the Target Net Working Capital or any estimates on the Preliminary Adjustment Statement are correct, adequate or sufficient. The Independent Accounting Firm’s determination of the Disputed Items shall be based solely on written materials submitted by the Company and Gold (i.e., not on independent review). The determination of the Independent Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review (absent fraud or manifest error). The Preliminary Adjustment Statement, as modified by any changes thereto in accordance with any adjustments agreed in writing between the Company and Gold during the Resolution Period and as determined by the Independent Accounting

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Firm, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(k).

(f) Each of the Company and Gold (including SpinCo) will (A) pay its own respective costs and expenses incurred in connection with this Section 2.11 and (B) be responsible for the fees and expenses of the Independent Accounting Firm in connection with this Section 2.11 on a pro rata basis based upon the inverse of the degree to which the Independent Accounting Firm has accepted the respective positions of the Company and Gold (which will be determined by the Independent Accounting Firm and set forth in the Independent Accounting Firm’s report). For example, if the Independent Accounting Firm determines that it accepted seventy percent (70%) of the position of the Company, the Company will pay thirty percent (30%) of the fees and expenses of the Independent Accounting Firm and Gold will pay the remaining seventy percent (70%) of such fees and expenses.

(g) In connection with the matters set forth in this Section 2.11, during the Review Period and Resolution Period, if applicable, each Party and its Representatives shall, subject to execution of customary access letters (if applicable), afford to the other Party and its Representatives reasonable access during normal business hours and upon reasonable prior notice to the personnel and books and records of their respective Groups or their respective Representatives and in a manner that does not adversely interfere with the conduct of such other Party’s business, and to any other information reasonably required for purposes of preparing and reviewing the calculations contemplated in this Section 2.11; provided, that in the event that the Party to whom the request has been made determines in good faith that any such provision of information could reasonably be expected to violate any Law or agreement, waive any legal privilege available under applicable Law, including any attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law), or breach any duty of confidentiality owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence.

(h) For the avoidance of doubt, this Section 2.11 is not intended to be used to permit the introduction of different judgments, accounting methodologies (including with respect to accruals and reserves), policies, principals, practices, procedures or classifications for purposes of calculating amounts referred to in this Section 2.11, or to adjust for any inconsistencies between the Accounting Principles, on the one hand, and GAAP, on the other.

(i) The Company and Gold agree that the procedures set forth in this Section 2.11 for resolving disputes with respect to the Preliminary Adjustment Statement shall be the sole and exclusive method for resolving any such disputes; provided, that this provision shall not prohibit any party from instituting litigation to enforce this Section 2.11 including any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the Parties to have any determination of Disputed Items by the Independent Accounting Firm proceed in an expeditious manner; provided, that any deadline or time period contained herein may be extended or modified by agreement of the Parties, and the Parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm.

(j) The Net Working Capital set forth in the Final Adjustment Statement is referred to herein as the “Final Net Working Capital”.

(k) Within five (5) Business Days after the determination of the Final Cash Transfer Amount pursuant to Section 2.11(e), (i) if the Final Cash Transfer Amount exceeds the Cash Transfer Amount, SpinCo will pay to the Company the amount of such excess, by wire transfer of immediately available funds to one (1) or more

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

accounts designated in writing by the Company or (ii) if the Cash Transfer Amount exceeds the Final Cash Transfer Amount, the Company will pay to SpinCo the amount of such excess, by wire transfer of immediately available funds to one (1) or more accounts designated in writing by SpinCo. Any payment pursuant to this Section 2.11(k) shall be treated as an adjustment to the Cash Transfer for all U.S. federal (and applicable state, local and foreign) income tax purposes.

(l) For the avoidance of doubt, the Net Working Capital of SpinCo, Final SpinCo Cash, Final SpinCo Indebtedness and Final SpinCo Expense Reimbursement shall all be calculated for the purposes of this Section 2.11 and in the calculation of the Cash Transfer Amount and Final Cash Transfer Amount as of immediately prior to the Distribution and shall entirely disregard (x) any and all effects on SpinCo and its Subsidiaries (including the assets and liabilities of SpinCo and its Subsidiaries) as a result of the transactions contemplated by this Agreement and the Merger Agreement (for the avoidance of doubt, other than with respect to the calculation of the SpinCo Expense Reimbursement) or of any financing or refinancing arrangements entered into at any time by Gold or any other transaction entered into by Gold in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement and (y) any of the plans, transactions, fundings, payments or changes which Gold initiates or makes or causes to be initiated or made on or after the Closing with respect to SpinCo and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to Gold or any of its assets or liabilities.

2.12 Bank Accounts; Cash Balances.

(a) Each of the Company and SpinCo agrees to take, or cause the members of its Group to take, at the Distribution Time (or such earlier time as the Parties may agree), all actions necessary to amend all Contracts governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”) and all Contracts governing each bank or brokerage account owned by the Company or any other member of the Company Group (collectively, the “Company Accounts”) so that each such SpinCo Account and Company Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to any Company Account or SpinCo Account, respectively, is de-linked from such Company Account or SpinCo Account, respectively. Gold hereby agrees to take, or cause the members of the SpinCo Group to take (following the Distribution Time) all actions necessary to create bank or brokerage accounts for the members of the SpinCo Group set forth on Schedule 2.12(a).

(b) It is intended that, following consummation of the actions contemplated by Section 2.12(a), there will be in place a cash management process pursuant to which the SpinCo Accounts will be managed and funds collected will be transferred into one (1) or more accounts maintained by SpinCo or a member of the SpinCo Group.

(c) It is intended that, following consummation of the actions contemplated by Section 2.12(a), there will continue to be in place a cash management process pursuant to which the Company Accounts will be managed and funds collected will be transferred into one (1) or more accounts maintained by the Company or a member of the Company Group.

(d) With respect to any outstanding checks issued or payments initiated by the Company, SpinCo, or any of the members of their respective Groups prior to the Distribution Time, such outstanding checks and payments shall be honored following the Distribution Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated, respectively.

2.13 Transaction Documents. Effective on or prior to the Distribution Time, in accordance with the terms and conditions set forth in the Merger Agreement, each of the Company and SpinCo will, or will cause the applicable members of their Groups to, execute and deliver all Transaction Documents to which it is a party.

2.14 Disclaimer of Representations and Warranties. EACH OF THE COMPANY (ON BEHALF OF ITSELF AND EACH MEMBER OF THE COMPANY GROUP), SPINCO (ON BEHALF OF ITSELF AND

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

EACH MEMBER OF THE SPINCO GROUP) AND GOLD (ON BEHALF OF ITSELF AND EACH MEMBER OF THE GOLD GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT, NO PARTY TO THIS AGREEMENT, THE MERGER AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO: (A) THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, (B) ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, (C) THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, (D) THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR (E) THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, THE MERGER AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS-IS,” “WHERE-IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH. TO THE MAXIMUM EXTENT PERMITTED BY LAW, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, SPINCO HEREBY WAIVES AND DISCLAIMS ANY RIGHTS IT MAY HAVE AGAINST THE COMPANY IN CONNECTION WITH THE TRANSFER OF ANY INTEREST IN REAL PROPERTY PERTAINING TO DISCLOSURE OF RELEASES OR SUSPECTED RELEASES, OR THE PRESENCE OF HAZARDOUS MATERIALS WITHIN ANY BUILDING OR FACILITY OR ENVIRONMENTAL CONDITIONS.

2.15 SpinCo Financing. Prior to the Distribution Time and subject to the terms and conditions of the Merger Agreement, SpinCo will enter into a definitive agreement or agreements providing for the SpinCo Financing, incur the SpinCo Financing and receive the proceeds thereof. From and after SpinCo’s or any other member of the SpinCo Group’s receipt of the proceeds of the SpinCo Financing, SpinCo shall not distribute or disburse any portion of the proceeds of the SpinCo Financing other than (i) in connection with the payment of the SpinCo Cash Distribution in accordance with the terms of this Agreement, (ii) in connection with satisfying any payment obligations (including payment of associated fees, costs and other expenses) under the SpinCo Financing or (iii) as expressly permitted by the Tax Matters Agreement.

2.16 Financial Information Certifications. The Company’s disclosure controls and procedures and internal control over financial reporting (as each is contemplated by the Exchange Act) are currently applicable to SpinCo as its Subsidiary. In order to enable the principal executive officer and principal financial officer of SpinCo to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002 following the Distribution in respect of any quarterly or annual fiscal period of SpinCo that begins on or prior to the Distribution Date in respect of which financial statements are not included in a Disclosure Document (a “Straddle Period”), the Company, on or before the date that is ten (10) days prior to the latest date on which Gold or SpinCo may file the applicable periodic report pursuant to Section 13 of the Exchange Act for any such Straddle Period (not taking into account any possible extensions), shall provide Gold and/or SpinCo, as applicable, with one (1) or more certifications with respect to such disclosure controls and procedures and the effectiveness thereof and whether there were any changes in the internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the internal control over financial reporting,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

which certification(s) shall (x) be with respect to the applicable Straddle Period (it being understood that no certification need be provided with respect to any period or portion of any period after the Distribution Date) and (y) be in substantially the same form as those that had been provided by officers or employees of the Company in similar certifications delivered prior to the Distribution Date, with such changes thereto as the Company may reasonably determine, including as a result of any changes that the Company may make in respect of its own certifications after the Distribution Date. Such certification(s) shall be provided by the Company (and not by any officer or employee in their individual capacity).

ARTICLE III

THE DISTRIBUTION

3.1 Actions Prior to the Distribution. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a) Securities Law Matters.

(i) SpinCo shall cooperate with the Company to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. The Company shall be permitted to direct and control the efforts of SpinCo in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by the Company in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement, the Merger Agreement and the other Transaction Documents.

(ii) SpinCo and the Company, as applicable, shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. The Company and SpinCo shall prepare and mail or otherwise make available, prior to any Distribution Date, to the Record Holders, such information concerning SpinCo, the Company, Gold, their respective businesses, operations and management, the Distribution and such other matters as the Company shall reasonably determine and as may be required by Law. The Company and SpinCo will prepare, and SpinCo will, to the extent required under applicable Law, file with or submit to the SEC, any such documentation and any requisite no-action letters which the Company determines are necessary or desirable to effectuate the Distribution, and the Company and SpinCo shall each use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Company and SpinCo shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with any comparable applicable Laws under any foreign jurisdiction in connection with the Distribution.

(b) Stock Exchange Matters. The Company shall give the NYSE not less than ten (10) days’ advance notice of the Record Date, in compliance with Rule 10b-17 under the Exchange Act.

(c) The Distribution Agent. The Company shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(d) Employee Matters.

(i) The Parties shall (A) take all actions that the Employee Matters Agreement contemplates would occur prior to the Distribution Time or the Distribution Date and (B) take all actions that are reasonably necessary or advisable to allow or cause the provisions of the Employee Matters Agreement that

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

are effective as of the Distribution Time or the Distribution Date to be effectuated as of such date (including, for the avoidance of doubt, those actions set forth in Section 2.04(g) (Information and Operation), Section 2.04(i) (Transition Services), Section 3.01(a) (Assignment and Transfer of Employees), Section 3.01(b) (Employees with Work Visas or Permits), Section 3.04 (Consultation with Labor Representatives; Labor Agreements), Section 4.01(e) (Necessary Actions), Section 9.01 (Information Sharing and Access), Section 9.03 (Fiduciary Matters) and Section 9.05 (Reimbursement of Costs and Expenses) of the Employee Matters Agreement). For the avoidance of doubt, nothing in this Section 3.1(d) shall be construed as amending or otherwise modifying the timing of any item set forth in Section 2.01 (General Principles) of the Employee Matters Agreement.

(ii) Between the date hereof and the Closing Date, no less frequently than once per quarter (and as reasonably requested by Gold), the Company Group shall provide Gold with an updated SpinCo Group Employee Roster, which update shall include any new hires and employment terminations. Additionally, between the date hereof and the Closing Date, the Company Group agrees that, to the extent permitted by Law, it will reasonably cooperate with Gold in its efforts to recruit for and fill open positions necessary to run the SpinCo Business following the Closing Date (including providing information regarding open positions as reasonably requested by Gold in accordance with applicable Law and the Transaction Documents), it being understood that this sentence shall not be construed as limiting any applicable restrictions on Gold’s ability to solicit employees of the Company Group or as requiring the Company Group to cooperate with Gold’s solicitation of employees of the Company Group.

(iii) Between the date hereof and the Closing Date, each Party shall use its commercially reasonable efforts to provide the other Parties with information describing each Benefit Plan election made by an Employee or Former Employee that may have application to such Party’s Benefit Plans from and after the Distribution Time, and each Party shall use its commercially reasonable efforts to administer its Benefit Plans using those elections, including any beneficiary designations. Each Party shall, upon reasonable request, use its commercially reasonable efforts to provide the other Parties and the other Parties’ respective Affiliates, agents, and vendors all information reasonably necessary to such Party’s operation or administration of its Benefit Plans.

3.2 Conditions to the Distribution.

(a) The obligation of the Company to consummate the Distribution will be subject to the satisfaction or waiver (in writing) by the Company of the following conditions:

(i) the Company shall have received the Distribution Tax Opinion from Tax Counsel;

(ii) the Company shall have received the IRS Ruling and such IRS Ruling shall continue to be valid and in full force and effect;

(iii) the Reorganization shall have been completed substantially in accordance with the Reorganization Step Plan (other than those steps that are expressly contemplated to occur at or after the Distribution (but, with respect to those steps expressly contemplated to occur at the Distribution, subject to the completion or waiver of such steps at the Distribution), and taking into account any changes to the Reorganization Step Plan made in accordance with Section 2.1(a) and 2.1(b));

(iv) an independent firm mutually acceptable to the Company and Gold shall have delivered an opinion to the Company Board confirming the Company is Solvent immediately prior to the Distribution and of the Company and SpinCo immediately after giving effect to the consummation of the SpinCo Financing, the SpinCo Cash Distribution, the Cash Transfer and the Distribution, and such opinion shall be reasonably acceptable to the Company in form and substance, and such opinion shall not have been withdrawn, rescinded or modified in any respect materially adverse to the Company;

(v) SpinCo shall have consummated the SpinCo Financing in accordance with Section 2.15, and shall have received net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(vi) the conditions set forth in Article VIII of the Merger Agreement shall have been satisfied or validly waived, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger; provided, that such conditions are capable of being satisfied at such time;

(vii) Gold shall have irrevocably confirmed to the Company that each condition in Section 8.3 of the Merger Agreement to Gold’s and Merger Sub’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution, or (iii) subject to applicable Laws, is or has been waived by Gold;

(viii) SpinCo shall have made or caused to be made a cash distribution to the Company in the amount of the SpinCo Cash Distribution; and

(ix) the Cash Transfer shall have been paid, or shall be paid concurrently with the Distribution.

(b) The foregoing conditions are for the sole benefit of the Company and shall not give rise to or create any duty on the part of Company or the Company Board to waive or not waive any such condition or in any way limit the Company’s right to terminate this Agreement as set forth in this Agreement or the Merger Agreement or alter the consequences of any such termination from those specified in Article IX of this Agreement or Article IX of the Merger Agreement. The Company and SpinCo shall cooperate and use reasonable best efforts to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied as promptly as practicable, but in any event, prior to the Outside Date, and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver).

(c) In addition, and without limiting the generality of the foregoing, the Company shall use its reasonable best efforts to obtain the opinions described in Section 3.2(a)(i) and Section 3.2(a)(iv). As promptly as reasonably practicable following the date of this Agreement, the Company shall engage an independent firm mutually acceptable to the Company and Gold to provide the opinion described in Section 3.2(a)(iv) and shall cooperate (and cause its Subsidiaries to cooperate) and provide such firm access to the books and records of the Company and its Subsidiaries and such other information as may reasonably be required by such firm to provide such opinion in a timely manner. The Company and its Subsidiaries shall not take any action that would reasonably be expected to cause such independent firm to be unable to deliver the opinion required to satisfy the condition set forth in Section 3.2(a)(iv) to not be delivered.

3.3 The Distribution.

(a) The Board of Directors of the Company, in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and the Company shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by the Company on the Distribution Date shall be distributed to the Record Holders in the manner determined by the Company and in accordance with Section 3.3(d). Subject to the terms thereof, in accordance with Section 3.3(d), each Record Holder shall be entitled to receive for all shares of Mercury Common Stock held by such Record Holder as of the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by the Company on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Mercury Common Stock held by such Record Holder on the Record Date and the denominator of which is the total number of shares of Mercury Common Stock outstanding on the Record Date (for the avoidance of doubt, excluding treasury shares held by any member of the Company Group).

(b) None of the Parties, nor any of their Affiliates shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c) The Company, SpinCo, the Distribution Agent, or any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local, foreign or other tax law. Such withholding agent shall timely remit any such deducted or withheld amounts to the applicable Governmental Authority. Any deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(d) Upon the consummation of the Spin-Off, the Company shall deliver to the Distribution Agent, a global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Spin-Off, as the case may be, for the account of the Company’s stockholders that are entitled thereto. The Distribution Agent shall hold such shares for the account of the Company’s stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock. The Distribution shall be deemed to be effective upon written authorization from the Company to the Distribution Agent to proceed.

(e) No action by any Record Holder shall be necessary for such Record Holder to receive the applicable number of shares of SpinCo Common Stock such Record Holder is entitled to in the Distribution.

3.4 SpinCo Common Stock Issued to Company Subsidiaries. In the event that any shares of SpinCo Common Stock are distributed in the Distribution to a Subsidiary of the Company that is a member of the Company Group, then, as promptly as practicable following such Subsidiary’s receipt of such SpinCo Common Stock, the Company shall acquire such SpinCo Common Stock in exchange for an amount of cash equal to the fair market value of such SpinCo Common Stock as of the Distribution Date, as determined by the Company. As promptly as practicable following such acquisition and in all events prior to the Merger, the Company shall transfer such SpinCo Common Stock to SpinCo for no consideration, and such SpinCo Common Stock shall be cancelled and cease to be outstanding. The Parties acknowledge and agree that, for U.S. federal income tax purposes, (a) the transitory existence of such SpinCo Common Stock is intended to be disregarded, and (b) the Company’s payment of cash to such Subsidiary is intended to be treated as a distribution of property described in Section 301 of the Code.

3.5 Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, the Company and SpinCo shall take all necessary action required, if any, to file a Certificate of Amendment to the Certificate of Incorporation of SpinCo with the Secretary of State of the State of Delaware, to increase the number of authorized shares of SpinCo Common Stock and make such other amendments as may be necessary or advisable in order to cause there to be issued and outstanding the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by this Agreement.

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

4.1 Release of Pre-Distribution Claims.

(a) SpinCo and Gold Release of Company. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Time, each of SpinCo and Gold does hereby, for itself, each other member of the SpinCo Group and each Subsidiary of Gold, respectively, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any of their respective Groups (in each case, in their respective capacities as such), remise, release and forever discharge (i) the Company and the members of the Company Group, and their respective successors and assigns, (ii) all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

and (iii) all Persons who at any time prior to the Distribution Time are or have been stockholders, directors, officers, agents or employees of a Transferred Entity and who are not, as of immediately following the Distribution Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from: (A) all SpinCo Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Reorganization, the Distribution, the SpinCo Financing, the Merger and any of the other transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent relating to, arising out of or resulting from the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities.

(b) Company Release of SpinCo. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Time, the Company does hereby, for itself and each other member of the Company Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) SpinCo and the members of the SpinCo Group and their respective successors and assigns, and (ii) all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from (A) all Company Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Reorganization and the Distribution, any financing or refinancing in connection with the Distribution, the Merger and any of the other transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent relating to, arising out of or resulting from the Company Business, the Company Assets or the Company Liabilities.

(c) Obligations Not Affected. Nothing contained in Section 4.1(a) or 4.1(b). shall impair any right of any Person to enforce this Agreement, the Merger Agreement, any other Transaction Document or any agreements, arrangements, commitments or understandings that are specified in Section 2.8(b) as not to terminate as of the Distribution Time, in each case in accordance with its terms. Nothing contained in Section 4.1(a) or 4.1(b) shall release any Person from:

(i) any Liability provided in or resulting from (A) this Agreement, (B) the Merger Agreement, (C) any other Transaction Document or (D) any agreement among any members of the Company Group or any members of the SpinCo Group that is specified in Section 2.8(b) as not to terminate as of the Distribution Time, or any other Liability specified in Section 2.8(b) as not to terminate as of the Distribution Time;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, the Merger Agreement or any other Transaction Document;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time;

(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group, to the extent reflected in the calculation of Final Net Working Capital;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(v) any Liability provided in or resulting from any agreement that is entered into after the Distribution Time between Gold or SpinCo (and/or a member of the SpinCo Group), on the one hand, and the Company (and/or a member of the Company Group), on the other hand;

(vi) any Liability that the Parties may have with respect to indemnification or contribution or other obligation pursuant to this Agreement, the Merger Agreement, any other Transaction Document or otherwise for claims brought against the Parties by Third Parties, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of this Agreement, the Merger Agreement and the Transaction Documents;

(vii) any Liability that a Party may have with respect to such Party’s non-compete, non-solicit, non-disparagement, confidentiality or other similar obligations pursuant to this Agreement, the Merger Agreement or any other Transaction Document; or

(viii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) or 4.1(b) shall release: (A) any member of the Company Group from honoring its existing obligations to indemnify any director, officer or employee of SpinCo who was a director, officer or employee of any member of the Company Group on or prior to the Distribution Time, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to then-existing obligations; it being understood that, if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify the Company for such Liability (including the Company’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV, or (B) SpinCo from honoring its obligations to indemnify any director, officer or employee of the Company Group who was a director, officer or employee of SpinCo or any member of the SpinCo Group at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Company Liability, the Company shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

(d) No Claims. SpinCo shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). The Company shall not make, and shall not permit any other member of the Company Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b). Gold shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a).

(e) Execution of Further Releases. It is the intent of each of the Company, SpinCo and Gold, by virtue of the provisions of this Section 4.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo, Gold or any member of the SpinCo Group or any Subsidiary of Gold, on the one hand, and the Company or any member of the Company Group, on the other hand, relating to the matters described in Section 4.1(a), except as expressly set forth in Section 4.1(c). At any time at or after the Distribution Time, at the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

request of either the Company, SpinCo or Gold, the other Parties shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.1.

4.2 Indemnification by SpinCo. Except as otherwise specifically set forth in this Agreement or in any other Transaction Document, to the fullest extent permitted by Law, SpinCo shall, and shall cause the other members of the SpinCo Group to, indemnify, defend and hold harmless the Company, each member of the Company Group and the Company’s Affiliates and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnitees”), from and against any and all Liabilities of the Company Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any SpinCo Liability;

(b) any failure of SpinCo, any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms;

(c) any breach by SpinCo or any other member of the SpinCo Group of this Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document); provided, that the Company Indemnitees shall not have any claim pursuant to this Section 4.2(c) prior to the Distribution Time;

(d) except to the extent it relates to a Company Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the Company Group for the benefit of any member of the SpinCo Group that survives following the Distribution (other than as a result of breach thereof by any member of the SpinCo Group prior to the Effective Time or breach thereof by any member of the Company Group);

(e) any Liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of Gold in writing prior to the Distribution in connection with the SpinCo Financing (other than with respect to information that was initially disclosed or provided to Gold by any member of the Company Group); and

(f) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in Gold’s name in any Securities Filings.

In the event that SpinCo shall transfer a majority of its assets to another Person, Gold shall, or shall cause such transferee to, assume the obligations of SpinCo under this Agreement.

4.3 Indemnification by Company. Except as otherwise specifically set forth in this Agreement or in any other Transaction Document, to the fullest extent permitted by Law, the Company shall, and shall cause the other members of the Company Group to, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and SpinCo’s Affiliates and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any Company Liability;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) any failure of the Company, any other member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Company Liabilities in accordance with their terms;

(c) any breach by the Company or any other member of the Company Group of this Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document); provided, that the SpinCo Indemnitees shall not have any claim pursuant to this Section 4.3(c) prior to the Distribution Time;

(d) except to the extent it relates to a SpinCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the SpinCo Group for the benefit of any member of the Company Group that survives following the Distribution (other than as a result of a breach thereof by any member of the SpinCo Group after the Effective Time);

(e) Liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information relating to the Company Business provided by or on behalf of the Company, SpinCo, or any of their Subsidiaries in writing prior to the Distribution in connection with the SpinCo Financing (other than with respect to information that was initially disclosed or provided to the Company by Gold or any of its Subsidiaries); and

(f) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in the Company’s name in any Securities Filings.

4.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount which either the Company or SpinCo, as applicable (an “Indemnifying Party”), is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of such Liability, then reasonably promptly following receipt of such Insurance Proceeds, the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any other Transaction Document, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification and contribution provisions hereof. Each of the Company and SpinCo shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

available under this Article IV. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Action to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or contribution or receiving any Indemnity Payment otherwise owed to it under this Agreement or any other Transaction Document.

(c) Notwithstanding anything herein to the contrary, the Company shall not be required to indemnify any SpinCo Indemnitees for any Liability pursuant to Section 4.3 if and to the extent such Liability was reflected in the calculation of the Final Net Working Capital.

4.5 Procedures for Indemnification of Third-Party Claims.

(a) Notice of Claims. If, at or following the Distribution Time, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Company Group or the SpinCo Group or Gold or any of its Subsidiaries of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any other Transaction Document, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as practicable, but in any event within thirty (30) days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

(b) Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise), at its own expense and with its own counsel, any Third-Party Claim; provided, that the Indemnifying Party shall not be entitled to assume the defense of such Third-Party Claim and shall pay the reasonable and documented out-of-pocket fees and expenses of one separate counsel for all Indemnitees if the claim for indemnification relates to or arises in connection with any criminal action, indictment or allegation or if such Third-Party Claim seeks an injunction or equitable relief against the Indemnitee (and not any Indemnifying Party or any of its Affiliates). Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the notice from an Indemnitee as provided in Section 4.5(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c) Allocation of Defense Costs. Subject to Section 4.5(b), if an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees or expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an Indemnitee as provided in Section 4.5(a) and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Indemnifying Party shall be liable for all reasonable and documented out-of-pocket fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

(d) Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that does not elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate counsel (including local counsel as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 4.5(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.7 and 6.8, such Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any outside legal counsel to the Indemnitee reasonably determines in good faith that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation inappropriate, then the Indemnitee shall have the right to employ one firm of separate counsel (including local counsel as necessary) and to participate in (but not control) the defense, compromise or settlement thereof, and in such case the Indemnifying Party shall bear the reasonable and documented out-of-pocket fees and expenses of such counsel for all Indemnitees.

(e) No Settlement. An Indemnifying Party may not settle or compromise any Third-Party Claim for which an Indemnitee is seeking to be indemnified hereunder without the prior written consent of such Indemnitee, which consent may not be unreasonably withheld, unless such settlement or compromise (i) does not encumber any of the assets of any Indemnitee or contain any restriction or condition that would apply to such Indemnitee or to the conduct of that Person’s business (other than the payment of monetary damages, which such damages are fully payable by the settling or compromising Indemnifying Party), (ii) does not contain or involve any admission, statement, finding or determination providing for or acknowledging any liability or wrongdoing or violation of Law by such Indemnitee, and (iii) provides for, as a condition thereto, a full, unconditional and irrevocable release of such Indemnitee from all Liability in connection with the Third-Party Claim. No settlement or entry of judgment in respect of any Third-Party Claim shall be consented to by any Indemnitee without the express written consent of the Indemnifying Party.

(f) Tax Matters Agreement Governs. The above provisions of this Section 4.5 and the provisions of Section 4.6 do not apply to Taxes (it being understood and agreed that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement).

4.6 Additional Matters.

(a) Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution provisions contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee and (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder.

(b) Notice of Direct Claims. Any claim for indemnification or contribution under this Agreement or any other Transaction Document that does not result from a Third-Party Claim shall be asserted by written notice

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

given by the Indemnitee to the applicable Indemnifying Party; provided, that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder, except to the extent the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.6(b). Such Indemnifying Party shall have a period of forty-five (45) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such forty-five (45)-day period, such specified claim shall be conclusively deemed a Liability of the Indemnifying Party under this Section 4.6(b) or, in the case of any written notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of the claim (or such portion thereof) becomes finally determined. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall, subject to the provisions of Article VII, be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Documents, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any other Transaction Document, (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party, and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against the Third Party.

(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Subject to Section 4.11, such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e) Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall use their respective commercially reasonable efforts to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to direct the defense or prosecution of the Action as set forth in Section 4.5, Section 4.11 and this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all documented out-of-pocket costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

(f) If an indemnification claim is covered by the indemnification provisions of any Transaction Document (other than this Agreement), the claim shall be made under such document or agreement and not under this Agreement. In no event shall any Party be entitled to double recovery for the same Losses from the indemnification provisions of this Agreement and any other Transaction Document.

4.7 Right of Contribution.

(a) Contribution. If any right of indemnification contained in Section 4.2 or 4.3 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(b) Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.7: (i) any fault associated with the business conducted with the Delayed SpinCo Assets or Delayed SpinCo Liabilities (except for the gross negligence or intentional misconduct of a member of the Company Group) or with the ownership, operation or activities of the SpinCo Business from and after the Closing shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group; (ii) any fault associated with the business conducted with Delayed Company Assets or Delayed Company Liabilities (except for the gross negligence or intentional misconduct of a member of the SpinCo Group) shall be deemed to be the fault of Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; (iii) any fault associated with the ownership, operation or activities of the Company Business shall be deemed to be the fault of the Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group and (iv) any fault associated with the ownership, operation or activities of the SpinCo Business shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group.

4.8 Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any SpinCo Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement and the other Transaction Documents is void or unenforceable for any reason; (b) the retention of any Company Liabilities by the Company or a member of the Company Group on the terms and conditions set forth in this Agreement and the other Transaction Documents is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

4.9 Survival of Indemnities. The rights and obligations of each of the Company and SpinCo and their respective Indemnitees under this Article IV shall survive (a) the sale or other transfer by either Party or any member of its Group of any assets or businesses or the assignment by it of any Liabilities or (b) any merger, consolidation, business combination, sale of all or substantially all of its Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of the members of its Group.

4.10 Exclusive Remedy. The indemnification provisions of this Article IV shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than the Merger Agreement and any other Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby. In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Group members, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person or any of its Group members may have against the other Party and its Group members, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than the Merger Agreement and any other Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article IV. For the avoidance of doubt, the foregoing does not affect (a) a Party’s right to seek specific performance under this Agreement as provided in Section 9.11 or under the Merger Agreement or any other Transaction Document, in each case, as provided therein, or to seek resolution of any disputes regarding indemnification hereunder as provided in Article VII, (b) a Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from fraud, (c) the resolution of the Final Cash Transfer Amount pursuant to Section 2.11 and (d) the rights or obligations of any Person under any of the other Transaction Documents that expressly provide otherwise, or the Confidentiality Agreement. For the avoidance of doubt, the provisions of this Section 4.10 are not intended to, and will not be deemed to, alter or supersede (i) the indemnification, damages or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

remedy provisions contained in any other Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained therein and not in this Article IV, (ii) the rights and obligations of the Company and Gold to resolve disputes with respect to the Final Adjustment Statement pursuant to Section 2.11 or (iii) the rights and obligations of the Parties or any insurers under any Covered Policy.

4.11 Management of Actions. This Section 4.11 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Company Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 4.11.

(a) Management of SpinCo-Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of any Actions that constitute only SpinCo Liabilities, SpinCo Assets, Delayed SpinCo Assets or Delayed SpinCo Liabilities (“SpinCo-Controlled Actions”). If an Action that constitutes solely a SpinCo Liability, a SpinCo Asset, a Delayed SpinCo Asset or a Delayed SpinCo Liability is commenced after the Distribution Time naming a member of the Company Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Company Group to be removed as a party to such Action. Neither the Company, on the one hand, nor SpinCo or Gold, on the other hand, shall add the other to any Action pending as of or after the Distribution Time without the prior written consent of such other Party (which shall not be unreasonably withheld, conditioned or delayed).

(b) Management of Company-Controlled Actions. From and after the Distribution Time, the Company Group shall direct the defense or prosecution of (i) any Actions set forth on Schedule 4.11(b) and (ii) any other Actions that constitute only Company Liabilities, Company Assets, Delayed Company Liabilities or Delayed Company Assets (“Company-Controlled Actions”). If an Action that constitutes solely a Company Liability, Company Asset, Delayed Company Liability or Delayed Company Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then the Company shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action.

(c) Management of Actions Naming Both SpinCo and the Company. From and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Company Group is named in an Action that is neither a SpinCo-Controlled Action nor a Company-Controlled Action (a “Separate Action”), each of SpinCo and the Company shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and the Company shall consult in good faith with each other regarding the management of the defense of each Separate Action.

(d) Management of Mixed Actions. From and after the Distribution Time, any Action that constitutes both a SpinCo Liability, a SpinCo Asset, a Delayed SpinCo Asset or a Delayed SpinCo Liability, on the one hand, and a Company Liability or a Company Asset, on the other hand, and that does not constitute a SpinCo-Controlled Action, Company-Controlled Action or a Separate Action (“Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article IV), as determined in good faith by the Company and SpinCo; provided, that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any Party or Subsidiary of a Party, that Party shall be entitled to control the defense of the claim against such Party; provided, however, that any Action that seeks equitable or injunctive relief against multiple Parties or Subsidiaries of multiple Parties shall be deemed a Mixed Action and jointly managed in accordance with the remainder of this Section 4.11(d). The Company and SpinCo shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for the Company and SpinCo and their respective Group members any attorney-client privilege, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

material development occurs, as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided, that the failure to provide any such information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Company and SpinCo may jointly retain counsel (in which case the cost of counsel shall be shared by the Company and SpinCo in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability or a Delayed SpinCo Liability, on the one hand, and a Company Liability or Delayed Company Liability, on the other hand), as determined in good faith by the Company and SpinCo, or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Delayed SpinCo Asset, on the one hand, and a Company Asset or Delayed Company Asset, on the other hand)) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided, that the Company and SpinCo shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability or a Delayed SpinCo Liability, on the one hand, and a Company Liability or Delayed Company Liability, on the other hand) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Delayed SpinCo Asset, on the one hand, and a Company Asset or Delayed Company Asset, on the other hand). In any Mixed Action, each of the Company and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Company Business or the SpinCo Business, respectively; provided, that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (i) if a judgment is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Company Business and the SpinCo Business and (ii) if a recovery is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.

(e) Delegation of Rights of Recovery. To the maximum extent permitted by applicable Law, the rights to recovery of each of the Company’s Subsidiaries or SpinCo’s Subsidiaries in respect of any past, present or future Action are hereby delegated to the Company or SpinCo, respectively. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

4.12 Settlement of Actions. No Party managing an Action pursuant to Section 4.11 shall settle or compromise such Action (other than the Company with respect to Company-Controlled Actions and SpinCo with respect to SpinCo-Controlled Actions) without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party in full for all monetary damages arising out of or related to such Action, such managing Party may nevertheless settle such Action without such consent, unless such settlement or compromise would (a) result in any non-monetary remedy or relief being imposed upon any member of the other Party’s Group, (b) encumber any asset of any member of the other Party’s Group or (c) contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the other Party’s Group or any of its Affiliates; provided, that such settlement entered into by such managing Party must contain as a condition thereto, a complete release of the other Party being indemnified. No settlement or compromise in respect of any Action shall be made or consented to by any Party not managing an Action pursuant to Section 4.11 without the express written consent of the Party managing such Action.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ARTICLE V

CERTAIN OTHER MATTERS

5.1 Insurance Matters.

(a) The Company, Gold and SpinCo agree to cooperate in good faith to provide for an orderly transition of insurance coverage from the date hereof through the Distribution Time. In no event shall the Company, any other member of the Company Group or any Company Indemnitee have Liability or obligation whatsoever to any member of the Gold Group or SpinCo Group in the event that any (i) insurance policy or insurance policy-related contract shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the Gold Group or SpinCo Group for any reason whatsoever or shall be cancelled, not renewed or not extended beyond the current expiration date or (ii) any insurer declines, denies, delays or obstructs any claim payment; provided, that nothing in this Section 5.1(a) shall relieve any Party of any liability or damages resulting from a breach of the Merger Agreement.

(b) With the sole exception of claims, losses, damages or Liability based upon or arising from any acts, omissions, events or circumstances that occurred or existed prior to the Distribution Time and which would be otherwise covered under any occurrence-based insurance policies of the Company or any member of the Company Group (collectively, the “Covered Policies”), from and after the Distribution Time, SpinCo, any member of the SpinCo Group, Gold, any member of the Gold Group, or any of their respective employees (including former or inactive employees) shall cease to be insured by, shall have no access or availability to or under, shall not be entitled to make claims on or under and shall not be entitled to claim benefits from or seek coverage under, and shall not have any rights to or under, any of the Company’s or any member of the Company Group’s insurance policies or any of their respective self-insured programs in place immediately prior to the Distribution Time. Solely with respect to the Covered Policies, from and after the Distribution Time, with respect to any claims, losses, damages or Liability based upon or arising from acts, omissions, events or circumstances that occurred or existed prior to the Distribution Time, the Company will provide Gold and SpinCo with access to, and SpinCo and the SpinCo Group may make claims under, the Covered Policies, but solely to the extent that such policies provided coverage for members of the SpinCo Group or the SpinCo Business prior to the Distribution Time; provided, that such access to, and the right to make claims under, such insurance policies, shall be subject to the terms, conditions and exclusions of such insurance policies, including any limits on coverage or scope, any deductibles, self-insured retentions and other fees and expenses, and shall be subject to the following additional conditions:

(i) SpinCo shall provide notice to the Company in accordance with Section 9.6, reasonably promptly, of any incident, circumstance or occurrence that could reasonably be expected to lead to a claim made by SpinCo pursuant to this Section 5.1(b) and in any event in sufficient time so that such claim may be made in accordance with the Company’s claim reporting procedures in effect immediately prior to the Distribution (or in accordance with any modifications to such procedures after the Distribution communicated by the Company to SpinCo in writing);

(ii) SpinCo shall reimburse the Company and the members of the Company Group for all claim-related payments made by the Company or any member of the Company Group on or after the Distribution Time that arise from claims made by SpinCo, any member of the SpinCo Group, Gold, any member of the Gold Group, any of their respective employees or any Third Party under the Company’s or any member of the Company Group’s self-insured or large deductible insurance programs for occurrences prior to the Distribution Time, including overhead, claim handling and administrative costs, taxes, surcharges, state assessments and other related costs. SpinCo and the other members of the SpinCo Group shall indemnify, hold harmless and reimburse the Company and the members of the Company Group for any deductibles, self-insured retention, fees, indemnity payments, settlements, judgments, legal fees, allocated claims expenses and claim handling fees, and other expenses incurred by the Company or any members of the Company Group to the extent resulting from any access to, or any claims made by SpinCo or any other

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

members of the SpinCo Group, Gold or any other members of the Gold Group under, any of the Company’s or a member of the Company Group’s insurance policies provided pursuant to this Section 5.1(b) whether such claims are made by SpinCo, its employees or Third Parties; provided, that neither SpinCo nor any other member of the SpinCo Group shall owe any obligations of indemnification, reimbursement or otherwise pursuant to this Section 5.1(b) with respect to any claims resulting from or arising out of the gross negligence, bad faith, fraud or intentional misconduct of the Company or any other members of the Company Group; and

(iii) SpinCo shall exclusively bear (and neither the Company nor any members of the Company Group shall have any obligation to repay or reimburse SpinCo, any member of the SpinCo Group, Gold or any member of the Gold Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts (including where any insurer declines, denies, delays or obstructs any claim payment) of all such claims made by SpinCo, any member of the SpinCo Group, Gold or any member of the Gold Group under the policies as provided for in this Section 5.1(b). Where a policy includes a reinstatement of limits, in the event an insurance policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, the SpinCo Group, on the one hand, and the Company Group, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the losses of such Group submitted to the Company’s insurance carrier(s) (including any submissions prior to the Distribution Time). To the extent that the Company Group, on the one hand, or the SpinCo Group, on the other hand, is allocated more than its pro rata portion of such premium due to the timing of losses submitted to the Company’s insurance carrier(s), the other party shall promptly pay the first party an amount so that each Group has been properly allocated its pro rata portion of the reinstatement premium. Subject to the following sentence, the Company, on the one hand, or SpinCo, on the other hand, may elect not to reinstate the policy aggregate even if available. In the event that the Company, on the one hand, or SpinCo, on the other hand, elects not to reinstate the policy aggregate, it shall provide prompt written notice to the other Party and shall have no rights to claim against or have any benefit from the reinstated limits. If either the Company, on the one hand, or SpinCo, on the other hand, elects to reinstate the policy aggregate, such Party shall be responsible for all reinstatement premiums and other costs associated with such reinstatement to the extent such Party has received notice from the other Party that such other Party does not elect to reinstate the limits.

(c) At the Distribution Time, SpinCo shall have in effect, and Gold shall exercise its commercially reasonable efforts to cooperate with SpinCo in its efforts to obtain or effect, all insurance programs required to comply with SpinCo’s contractual obligations and such other policies required by Law or as reasonably necessary or appropriate for the SpinCo Business and the operation thereof by the SpinCo Group.

(d) Neither SpinCo, Gold, any member of the SpinCo Group nor any member of the Gold Group, in connection with making a claim under any insurance policy of the Company or any member of the Company Group pursuant to this Section 5.1, shall take any action that would be reasonably likely to: (i) have a non-de minimis impact on the then-current relationship between the Company or any member of the Company Group, on the one hand, and the applicable insurance company, on the other hand; (ii) result in the applicable insurance company terminating or materially reducing coverage, or materially increasing the amount of any premium owed by the Company or any member of the Company Group under the applicable insurance policy; or (iii) otherwise compromise, jeopardize or interfere in any material respect with the rights of the Company or any member of the Company Group under the applicable insurance policy; provided, that SpinCo’s, any member of the SpinCo Group’s, Gold’s, any member of the Gold Group’s, any of their respective employees’ or any Third Party’s making and pursuing of a claim to coverage pursuant to Section 5.1(b)(ii) shall not be deemed to be an action that triggers the foregoing clauses (i), (ii) or (iii).

(e) Any payments, costs, adjustments or reimbursements to be paid by SpinCo and/or Gold pursuant to this Section 5.1 shall be billed quarterly and payable within thirty (30) days from receipt of an invoice from the Company. The Company shall retain the exclusive right to control its insurance policies and programs, including

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the right to exhaust, settle, release, commute, buyback or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any SpinCo Liabilities and/or claims SpinCo has made or could make in the future, and no member of the SpinCo Group or Gold Group shall erode, exhaust, settle, release, commute, buyback or otherwise resolve disputes with the Company’s insurers with respect to any of the Company’s insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs; provided, that the Company shall not terminate or make any material amendments, modifications or waivers to, or concessions under, any of the Covered Policies without providing Gold with reasonable notice prior to taking any such actions. SpinCo and Gold shall cooperate with the Company and, upon reasonable request by the Company, share such information as is reasonably necessary in order to permit the Company to manage and conduct its insurance matters as the Company deems appropriate. Each of the Company, on the one hand, and SpinCo, on the other hand, and any member of its applicable Group has the sole right to settle or otherwise resolve Third-Party Claims made against it or any member of its applicable Group covered under an applicable insurance policy.

(f) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Company Group in respect of any insurance policy or any other contract or policy of insurance.

(g) SpinCo and Gold do hereby, for itself and each other member of its Group, agree that no member of the Company Group shall have any Liability whatsoever for any acts, omissions, events or circumstances that occurred prior to the Distribution Time relating to the insurance policies and practices of the Company and the members of the Company Group as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise; provided, that nothing in the foregoing shall be deemed in any way to limit any Party’s right under this Agreement, the Merger Agreement or any other Transaction Document.

5.2 Late Payments. Except as expressly provided to the contrary in this Agreement or in any Transaction Document, any amount not paid when due pursuant to this Agreement or any Transaction Document (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within ten (10) days of a notice of non-payment) shall accrue interest at a rate per annum equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%).

5.3 Treatment of Payments for Tax Purposes. Except as provided in Section 2.11(k), for all applicable Tax purposes, the Parties agree to treat any payment required by this Agreement as set forth in Section 12 of the Tax Matters Agreement.

5.4 Inducement. SpinCo and Gold acknowledge and agree that the Company’s willingness to cause, effect and consummate the Reorganization and the Distribution has been conditioned upon and induced by SpinCo’s and Gold’s covenants and agreements in this Agreement, the Merger Agreement and the other Transaction Documents, including SpinCo’s assumption of the SpinCo Liabilities pursuant to the Reorganization and the provisions of this Agreement and SpinCo’s covenants and agreements contained in Article IV. The Company acknowledges and agrees that SpinCo’s and Gold’s willingness to cause, effect and consummate the Reorganization and the Distribution, as applicable, has been conditioned upon and induced by the Company’s covenants and agreements in this Agreement, the Merger Agreement and the other Transaction Documents, including the Company’s assumption of the Company Liabilities pursuant to the Reorganization and the provisions of this Agreement and the Company’s covenants and agreements contained in Article IV.

5.5 Post-Distribution Time Conduct. The Parties acknowledge that, after the Distribution Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

following the Distribution Time, except as may otherwise be provided in the Merger Agreement or any Transaction Document, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party.

5.6 SpinCo Group Employee Roster. As promptly as reasonably practicable after February 1, 2026, the Company shall deliver to Gold a complete and correct copy of the SpinCo Group Employee Roster and the Specified Company Employee Roster as of February 1, 2026.

ARTICLE VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

6.1 Agreement for Exchange of Information.

(a) Subject to Section 6.9 and any other applicable confidentiality obligations, each of the Company, Gold and SpinCo, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, on or after the Distribution Time, reasonably promptly after written request therefor, any information (or a copy thereof) in the possession or under the control of such Party or its Group which the requesting Party or its Group requests to the extent that: (i) such information relates to the SpinCo Business, or any SpinCo Asset or SpinCo Liability, if SpinCo or Gold is the requesting Party, or to the Company Business, or any Company Asset or Company Liability, if the Company is the requesting Party; (ii) such information is required by the requesting Party to comply with its obligations under this Agreement or the other Transaction Documents; or (iii) such information is required by the requesting Party to comply with any obligation imposed by any Governmental Authority; provided, however, that (A) the Company and the members of the Company Group shall be permitted to redact any portion of such information that does not relate to the SpinCo Business and (B) SpinCo and Gold and the members of their respective Groups shall be permitted to redact any portion of such information that does not relate to the Company Business, and in the event that the Party to whom the request has been made determines in good faith that any such provision of information could reasonably be expected to violate any Law or agreement, waive any legal privilege available under applicable Law, including any attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law), or breach any duty of confidentiality or other obligation owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing information pursuant to this Section 6.1 shall only be obligated to provide such information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such information, and nothing in this Section 6.1 shall expand the obligations of either Party under Section 6.4.

(b) Without limiting the generality of the foregoing, until the end of the first full fiscal year of either Party occurring after the Distribution Date (and for a reasonable period of time thereafter for either Party to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SpinCo Group were consolidated with those of the Company, which period shall not exceed the date on which each Party’s audited financial statements for the first full fiscal year after the Distribution Date are filed with the SEC), each Party shall use its commercially reasonable efforts to cooperate with the other Party’s information requests and, if reasonably requested by the other Party and at the requesting Party’s expense, provide such other cooperation as such Party may reasonably require, in each case to enable (i) the other Party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated under the Exchange Act, (ii) the other Party’s accountants to timely complete their review of the quarterly

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

financial statements and audit of the annual financial statements, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws and (iii) such other Party to respond to any written request or official comment from a Governmental Authority including in connection with responding to a comment letter from the SEC; provided, that in connection with this clause (iii), each Party shall provide reasonable assistance on the terms set forth in this Section 6.1 for a period of three years following the Distribution Date; provided, further, that any assistance sought by a Party pursuant to this Section 6.1(b)(iii) will only be if such Party receives a written request or an official comment from a Governmental Authority and such assistance will not be unreasonably disruptive to the business and affairs of the other Party.

(c) In furtherance of the foregoing, subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Section 6.9) and to such Party’s confidentiality obligations to third parties and to the extent it relates to the time prior to the Distribution, at the requesting Party’s expense, each Party shall authorize and request its respective auditors to make available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the filing of its annual financial statements with the SEC for the fiscal year in which the Distribution occurs (or, if the Distribution occurs in the first quarter of a fiscal year, the previous fiscal year).

6.2 Ownership of Information. The provision of any information pursuant to Section 6.1 or Section 6.7 shall not affect the ownership of such information (which shall be determined solely in accordance with the terms of this Agreement, the Merger Agreement and the other Transaction Documents) or constitute a grant of rights in or to any such information.

6.3 Compensation for Providing Information. The Party requesting information agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, of creating, gathering, copying, transporting and otherwise complying with the request with respect to such information (including any reasonable out-of-pocket costs and expenses incurred in any review of information for purposes of protecting the Privileged Information of the providing Party or in connection with the restoration of backup media for purposes of providing the requested information). Except as may be otherwise specifically provided elsewhere in this Agreement, the Merger Agreement or any other Transaction Document or any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. Until the seven (7)-year anniversary of the Distribution Date, each Party agrees that it shall not destroy or otherwise dispose of, or permit the destruction or disposal of, any SpinCo Books and Records or any Company Books and Records in its or its Subsidiaries’ possession without first giving SpinCo and Gold, on the one hand, or the Company, on the other hand, written notice of such intended destruction or disposition no later than twenty (20) days prior to the date of such destruction or disposition and offering such other Party the opportunity to copy such SpinCo Books and Records or Company Books and Records, as applicable, or to deliver to such other Party, at such other Party’s expense, custody of such SpinCo Books and Records or Company Books and Records, as applicable. Notwithstanding anything to the contrary in the foregoing, the Tax Matters Agreement will exclusively govern the retention of Tax-related records and the exchange of Tax-related information, and the Employee Matters Agreement will exclusively govern the retention of employment and benefits-related records.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

6.5 Limitations of Liability. Neither Party shall have any Liability to the other Party in the event that any information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence, bad faith, fraud or willful misconduct by the Party providing such information. Neither Party shall have any Liability to any other Party if any information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.4.

6.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of information set forth in the Merger Agreement and any Transaction Document.

(b) Any party that receives, pursuant to a request for information in accordance with this Article VI, Tangible Information that is not relevant to its request shall, at the written request of the providing Party, (i) return it to the providing Party or, at the providing Party’s written request, destroy such Tangible Information and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.7 Production of Witnesses; Records; Cooperation.

(a) After the Distribution Time, subject to Section 6.9 and any other applicable confidentiality obligations, except in the case of a Dispute between the Company, Gold and/or SpinCo, or any members of their respective Groups, each of the Company, on the one hand, and Gold and/or SpinCo, on the other hand, shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, then, subject to Section 6.9 and any other applicable confidentiality obligations, the other Party shall make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c) Without limiting the foregoing, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(d) Without limiting any provision of this Section 6.7, each of the Parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect to any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Third Party in a manner that would adversely affect or undermine the defense of such infringement or similar claim.

(e) The obligation of the Parties to provide witnesses pursuant to this Section 6.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses directors, officers, employees, other personnel and agents without regard to whether such person or the employer of such person could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.7(a)).

6.8 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Time have been and will be rendered for the collective benefit of each of the members of the Company Group and the SpinCo Group, and that each of the members of the Company Group and the SpinCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Distribution Time, which services will be rendered solely for the benefit of the Company Group, on the one hand, or the SpinCo Group and the Gold Group, on the other hand, as the case may be. In furtherance of the foregoing, each of the Company, on the one hand, and SpinCo and Gold, on the other hand, shall authorize the delivery to and/or retention by the other Party of materials existing as of the Distribution Time that are necessary for such other Party to perform such services.

(b) The Parties agree as follows:

(i) The Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Company Business and not to the SpinCo Business, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group, on the one hand, or any member of the SpinCo Group or the Gold Group, on the other hand. The Company shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Company Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group, on the one hand, or any member of the SpinCo Group or the Gold Group, on the other hand;

(ii) Gold and SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the SpinCo Business and not to the Company Business, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or the Gold Group, on the one hand, or any member of the Company Group, on the other hand. Notwithstanding anything to the contrary in the foregoing, the Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any proposed sale, spin-off or other disposition of the SpinCo Business or the preparation, negotiation or execution of this Agreement, the Merger Agreement or any other Transaction Document or any other transaction including or regarding the SpinCo Business in lieu of any of the foregoing. Gold and SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any SpinCo Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or the Gold Group, on the one hand, or any member of the Company Group, on the other hand; and

(iii) If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

in connection with any such information unless the Parties otherwise agree. The Parties shall use the procedures set forth in Article VII to resolve any disputes as to whether any information relates solely to the Company Business, solely to the SpinCo Business, or to both the Company Business and the SpinCo Business.

(c) Subject to the remaining provisions of this Section 6.8, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.8(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one (1) or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed).

(d) If any Dispute arises between the Parties or any members of their respective Groups regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any member of their respective Groups, each Party agrees that it shall: (i) negotiate with the other Parties in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Parties; and (iii) not unreasonably withhold consent to any request for waiver by the other Parties. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except in good faith to protect its own legitimate interests.

(e) In the event of any Dispute between the Company and SpinCo or Gold, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 6.8(c); provided, that the Parties intend such waiver of a shared privilege to be effective only as to the use of information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and is not intended to operate as a waiver of the shared privilege with respect to any Third Party.

(f) Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party or Parties of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party or Parties a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.8 or otherwise to prevent the production or disclosure of such Privileged Information.

(g) Any furnishing of, or access or transfer of, any information pursuant to this Agreement is made in reliance on the agreement of the Parties set forth in this Section 6.8 and Section 6.9 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups as needed pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

(h) In connection with any matter contemplated by Section 6.7 or this Section 6.8, the Parties agree to, and to cause the applicable members of their Group to, use commercially reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

6.9 Confidentiality. Notwithstanding anything to the contrary in this Article VI, (i) to the extent that the Merger Agreement, a Transaction Document or other Contract other than this Agreement pursuant to which a Party or another Person in its respective Group is bound or its confidential and proprietary information is subject provides that certain information shall be confidentially maintained on a basis that is more protective of such information or for a longer period of time than provided for herein, then the applicable provisions contained in the Merger Agreement, the Confidentiality Agreement, such Transaction Document or other Contract shall control with respect thereto and (ii) a Party and the applicable members of its respective Group shall have no right to use any confidential or proprietary information of the disclosing Party unless otherwise provided for in this Agreement, the Merger Agreement, the Confidentiality Agreement, another Transaction Document or a Contract between the Parties or a member of its respective Group. Each Party further acknowledges and agrees that, notwithstanding anything in this Section 6.9 to the contrary, (i) representatives of the Company and the members of the Company Group may retain certain residual knowledge of the confidential and proprietary information concerning SpinCo or a member of the SpinCo Group and (ii) representatives of SpinCo and the members of the SpinCo Group may retain certain residual knowledge of the Company or a member of the Company Group, in each case, that are or may be indistinguishable from generalized industry knowledge and, accordingly, each Party acknowledges and agrees that nothing herein shall prohibit any Party (or its Group) from using or otherwise exploiting for its own benefit or for the benefit of any third Person such residual knowledge; provided, that (A) such residual knowledge has been retained solely in the unaided memory of the Company, SpinCo or such representatives, as applicable (in each case, without intentional memorization) in intangible form and without use, copying or reference to any documented or tangible copies of the other Party’s or the members of its Group’s confidential and proprietary information, and is not intentionally used in a manner that would breach, or would reasonably be expected to encourage a breach, of this Section 6.9, (B) the foregoing will not be deemed in any event to provide any right for any member of the Company Group to infringe any SpinCo Intellectual Property or any rights of any third parties that have licensed or provided materials to the SpinCo Business, or otherwise to grant any license with respect to any SpinCo Intellectual Property, (C) the foregoing will not be deemed in any event to provide SpinCo with any right to infringe any Intellectual Property of the Company or any rights of any third parties that have licensed or provided material to the Company, or otherwise to grant any license with respect to any Intellectual Property of the Company, and (D) other than as expressly set forth in the Merger Agreement or any Transaction Document, any use of such residual knowledge is on an “as-is, where-is” basis, with all faults and all representations and warranties disclaimed and at the sole risk of such Representatives, the Company, SpinCo and each Parties’ Group, as applicable.

(a) Confidentiality. Subject to Section 6.10, and except as contemplated by this Agreement, the Merger Agreement, any other Transaction Document, from and after the Distribution Time until the three (3) year anniversary of the Distribution Time, each of the Company, Gold and SpinCo, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Time, all confidential and proprietary information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary information in its possession prior to the date hereof) or furnished by any such other Party or any member of such Party’s Group or their respective Representatives at any time pursuant to this Agreement, the Merger Agreement or any other Transaction Document or otherwise, and shall not use any such confidential and proprietary information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary information has been (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential or proprietary information, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves known by such Party (or any member of such Party’s Group) to be bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary information, or (iii) independently developed or generated without reference to or use of any proprietary or confidential

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

information of the other Party or any member of such Party’s Group. Notwithstanding the foregoing three (3) year period, the Company’s, Gold’s and SpinCo’s obligations with respect to confidential and proprietary information that constitutes Trade Secrets shall survive and continue for so long as such confidential and proprietary information retains its status as a Trade Secret. If any confidential and proprietary information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of such first Party’s Group under this Agreement, the Merger Agreement or any other Transaction Document, then such disclosed confidential and proprietary information shall be used only as required to perform such services.

(b) No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any information of the other Party or any member of the other Party’s Group or their respective businesses addressed in Section 6.9(a) to any other Person, except its Representatives who reasonably need to know such information in their capacities as such (who shall be advised of their obligations hereunder with respect to such information), and except in compliance with Section 6.10. Without limiting the foregoing, when any such information is no longer needed for the purposes contemplated by this Agreement, the Merger Agreement or any other Transaction Document, and is no longer subject to any legal hold or other document preservation obligation, each Party will promptly after written request of the other Party either return to the other Party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or notify the other Party in writing that it has destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon); provided, that the Parties may retain electronic back-up versions of such information maintained on routine computer system backup tapes, disks or other backup storage devices; provided, further, that any such information so retained shall remain subject to the confidentiality provisions of this Agreement, the Merger Agreement or any other Transaction Document.

(c) Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and members of its Group may presently have and, following the Distribution Time, may gain access to or possession of confidential or proprietary information of, or legally protected Personal Information (including personal health information) relating to, Third Parties (i) that was received under privacy policies or notices and/or confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or members of such other Party’s Group, on the other hand, prior to the Distribution Time; or (ii) that, as between the two Parties, was originally collected by the other Party or members of such other Party’s Group and that may be subject to and protected by privacy policies or notices, as well as applicable data privacy Laws or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary information of, or legally protected Personal Information (including personal health information) relating to, Third Parties in accordance with the obligations outlined in the applicable privacy policies (provided, that such policies were made available to the other Party prior to the receipt of such confidential and proprietary information or Personal Information) or notices and applicable data privacy Laws or other applicable Laws and the terms of any agreements that were either entered into before the Distribution Time or affirmative commitments or representations that were made before the Distribution Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand.

(d) Notwithstanding anything to the contrary in this Section 6.9, to the extent that the treatment, maintenance, use, non-use, disclosure or non-disclosure of any confidential and proprietary information concerning a Party or any member of the other Party’s Group or their respective businesses is expressly addressed in the Merger Agreement or in any Transaction Document, the applicable terms of such document or agreement will control in such situations.

6.10 Protective Arrangements. In the event that the Company or any member of its Group, on the one hand, or SpinCo or Gold or any member of their respective Groups, on the other hand, either is requested or required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party(ies) (or any member of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

the other Party(ies)’s Group) that is subject to the confidentiality provisions hereof, such Party(ies) shall notify the other Party(ies) (to the extent legally permitted) as promptly as practicable under the circumstances and shall cooperate, at the expense of the other Party(ies), in seeking any appropriate protective order. The Party(ies) receiving the request or demand shall exercise commercially reasonable efforts to take, at the expense of the other Party(ies), reasonable steps necessary to obtain confidential treatment of such information. Subject to the foregoing, the Party(ies) that received such request or demand may thereafter disclose or provide information to the extent requested or required by such Law or by lawful process or such Governmental Authority.

ARTICLE VII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

7.1 Further Assurances.

(a) In addition to the actions provided for elsewhere in this Agreement, each of the Parties shall (and will cause their respective Subsidiaries to), prior to, on and after the Distribution Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Without limiting the foregoing, prior to, on and after the Distribution Time, each Party hereto shall cooperate with the other Parties, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Parties from time to time, consistent with the terms of this Agreement, and the other Transaction Documents, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents and the transfers of the SpinCo Assets and the Company Assets and the assignment and assumption of the SpinCo Liabilities and the Company Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party will, at the reasonable request, cost and expense of the requesting Party, take such other actions as may be reasonably necessary to vest in the Company or SpinCo, as the case may be, good and marketable title to the Assets allocated to such Party under this Agreement or any of the other Transaction Documents, free and clear of any Security Interest, if and to the extent it is practicable to do so.

(c) On or prior to the Distribution Time, the Company and SpinCo in their respective capacities as direct and indirect stockholders of the members of their Groups shall each ratify any actions which are reasonably necessary or desirable to be taken by the Company, SpinCo or any of the members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the other Transaction Documents.

(d) Following the Distribution Time, SpinCo shall be responsible for preparing and, if desired by SpinCo, recording the applicable assignment of SpinCo Intellectual Property to SpinCo or its designees following execution thereof by the Company and the applicable member of its Group with the intellectual property offices and registrars and other similar authorities where SpinCo Intellectual Property is still recorded or held in the name of the Company or any of its Affiliates (other than another member of the SpinCo Group). Following SpinCo’s reasonable request, following the Distribution Time, the Company shall, and shall cause the other members of its Group to, execute and deliver all such assignments and other instruments and take such other actions as may be required to effect, evidence or perfect the assignment of the SpinCo Intellectual Property to SpinCo or its designees. In the event that the Company is required to take any other action in order for SpinCo to complete recordation of such SpinCo Intellectual Property in accordance with the first sentence of this

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 7.1(d) then following SpinCo’s reasonable request, the Company shall, and shall cause the other members of its Group to, exercise its reasonable efforts to cooperate with SpinCo as may be required to effectuate such recordation. The Company and Gold shall share equally any and all reasonable and documented out-of-pocket government filing fees and expenses incurred in connection with the preparation of such assignment and other instruments and the initial recordation of ownership in the name of SpinCo or its designees; provided, that such fees are incurred and invoiced to the Company within twelve (12) months following the Distribution Date.

7.2 Use of the House Marks. Except as expressly provided in this Section 7.2, the Transition Services Agreement or the Trademark Matters Agreement, the Company covenants that, from and after the Distribution Time, it shall, and shall cause the other members of the Company Group to, cease and discontinue any and all use of the House Marks. Within six (6) months following the Distribution Date, the Company agrees to cause each member of the Company Group to change the legal names of the members of the Company Group to names that do not include any House Mark. Except as expressly permitted in the Trademark Matters Agreement, the Company shall not, and shall cause the members of the Company Group not to, form any new entity or conduct any new business using any House Mark.

(a) Notwithstanding the foregoing, the Company and the other members of the Company Group shall not be prohibited from using the House Marks after the applicable transition periods in the Transaction Documents (i) as required by applicable Law; (ii) on internal business, legal, and archival documents not visible to the public; and (iii) in a neutral, non-trademark manner to accurately describe the history of the Company Business (e.g., “formerly the XYZ division of SpinCo”), provided such use is consistent with fair use principles and does not suggest sponsorship, endorsement, or affiliation with the Company or the members of its Group or give rise to a likelihood of confusion with same.

(b) From and after the Distribution Date, SpinCo shall own and retain all right, title, and interest in the trademark registrations covering the Trademark “Modine Manufacturing Company – Engineering a Cleaner, Healthier World”, provided that SpinCo shall use commercially reasonable efforts to obtain registrations for the Modine Manufacturing Company logo without the “Engineering a Cleaner, Healthier World” tagline within a commercially reasonable time following the Distribution Date. Upon obtaining such registrations, SpinCo shall use commercially reasonable efforts to phase out use of the Trademark “Modine Manufacturing Company – Engineering a Cleaner, Healthier World” in the SpinCo Business within a reasonable time period, not to exceed within twelve (12) months following the Distribution Date. Promptly following the conclusion of the transition period set forth in the Trademark Matters Agreement for the Company’s use of such mark, the Company covenants and agrees to cease all use of the Trademark “Modine Manufacturing Company – Engineering a Cleaner, Healthier World” and shall, following receipt of written request from SpinCo, provide to SpinCo evidence of the same.

7.3 Separation Planning.

(a) General. Between the date hereof and the earlier of the Distribution Date and valid termination of this Agreement, the Parties shall and shall cause their respective Groups to, cooperate and work together in good faith to prepare and plan for the smooth and orderly transition of the SpinCo Business to SpinCo and Gold; provided, for the avoidance of doubt, that neither Party shall be required to agree to (a) any amendment, modification or other change to this Agreement, the Merger Agreement or any other Transaction Document or (b) any non-de minimis payment, out-of-pocket expenses or consent fees (other than any payment, out-of-pocket expenses or consent fee that is expressly contemplated to be paid or otherwise shared by a Party in accordance with the express provisions of Section 2.4(k) and Section 7.3(d) of this Agreement or the express provisions of the other Transaction Documents), in each case, in connection with the cooperation process described in this Section 7.3. In furtherance of the foregoing, each of the Company and Gold shall ensure that appropriate representatives of the Company or Gold and their respective Groups (as applicable) with sufficient knowledge and qualifications to prepare and plan for the separation and transition of the operations of the SpinCo Business

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

shall participate in transition planning meetings (in-person or virtually) on a regular basis as reasonably agreed between the Company and Gold, to discuss the overall status and plans for the separation of the SpinCo Business from the Company Business and the transition of the SpinCo Business to Gold, including the status of, and any delays known or reasonably expected, or any other legal or operational issues, in relation to implementation and completion of the Final Separation Plan (as defined below), and such other matters as may be reasonably agreed between Gold and the Company.

(b) Base Level Separation Plan. In furtherance and not in limitation of the provisions of Section 7.3(a), as promptly as practicable (and in any event within forty-five (45) days following the date hereof), the Company shall prepare and deliver to Gold a written separation plan, in form and substance customary in the circumstances (the “Base Level Separation Plan”), setting forth in reasonable detail the actions to be taken by the Company Group and the SpinCo Group prior to the Distribution Date to effect the separation of the SpinCo Business and SpinCo Assets from the Company Business and Company Assets, including separation of the Spinco Information Technology from the Company Group’s Information Technology and migration thereof to standalone SpinCo Group systems, and replication or substantially equivalent replacement of Information Technology for the SpinCo Business that is shared with the Company Business and is not SpinCo Information Technology, to enable the SpinCo Business to operate without material reliance on the Company Group as of the Distribution Date in substantially the same manner as currently operated, except solely with respect to the services expressly designated in the Transition Services Agreement (“Day-One Base Level Readiness”). The Base Level Separation Plan shall address, but not be limited to, detailed plans for data migration, system testing and validation, and a cutover and rollback plan, with respect to all material Information Technology and data used in the SpinCo Business. The Company shall prepare the Base Level Separation Plan in consultation with Gold, provided, that such consultation does not impede the Company’s ability to prepare, or delay the Company’s delivery of, the Base Level Separation Plan.

(c) Final Separation Plan. As promptly as practicable following delivery to Gold of the Base Level Separation Plan, the Parties shall cooperate in good faith to review and revise the Base Level Separation Plan to include additional details regarding the actions to be taken thereunder regarding the separation of the SpinCo Business and SpinCo Assets from the Company Business and Company Assets, including the separation of Spinco Information Technology and migration thereof to standalone SpinCo Group systems, and replication or substantially equivalent replacements of Information Technology for the SpinCo Business that is shared with the Company Business and is not SpinCo Information Technology, in order to achieve Day-One Base Level Readiness. The Company shall consider in good faith any changes to the Base Level Separation Plan requested by Gold and shall not unreasonably withhold, condition, or delay its approval of any such requested change; provided, that the Company shall not be obligated to approve any such requested changes that are reasonably likely to impede or delay the Company’s ability to prepare and implement the Base Level Separation Plan. The Base Level Separation Plan including any such additional details mutually agreed by the Company and Gold shall be referred to as the “Final Separation Plan”. During the review of the Base Level Separation Plan, Gold may request that the Company take additional actions not described in the Base Level Separation Plan to address specific customizations or unique requirements of Gold’s operating model, processes or infrastructure that are not necessary to achieve Day-One Base Level Readiness and the Company shall not unreasonably withhold, condition or delay its approval of any such additional actions (such additional actions that the Company agrees to take, the “Additional Readiness Requirements”). The Additional Readiness Requirements shall be incorporated into the Final Separation Plan. Each Party shall use commercially reasonable efforts to implement the tasks contemplated to be taken by it in the Final Separation Plan in all material respects and in accordance with any time periods set forth therein. Notwithstanding anything to the contrary in any of the Transaction Documents, the completion of the actions contemplated by the Base Level Separation Plan, the Final Separation Plan and any Additional Readiness Requirements shall not be considered a condition to the Closing of the Distribution or the Merger; provided, however, that if such activities are not completed by the Distribution Date, the Company will make available for the use of the applicable Information Technology or other shared asset or resource as a service to SpinCo and its Subsidiaries pursuant to the terms of the Transition Services Agreement (or implement such other substitute arrangement as may be agreed between the Parties with respect to such resource or asset), and the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

schedules to the Transition Services Agreement shall be accordingly amended and supplemented by the Parties to reflect this arrangement.

(d) Separation Planning Fees and Expenses. Each Party shall be responsible for its own out-of-pocket fees and expenses incurred in connection with the preparation, review and approval of the Base Level Separation Plan and the Final Separation Plan. With the exception of the Additional Requirements Costs, the Company shall pay eighty (80%) and Gold shall pay twenty percent (20%) of the reasonable and documented out-of-pocket fees and expenses (including consent, transfer and license fees and other expenses incurred to assign or replace Shared Contracts under which the SpinCo Business receives or uses Information Technology (directly or through the Company Group)) incurred in connection with implementation of the Final Separation Plan (including, for the avoidance of doubt, out-of-pocket fees and expenses incurred in connection with third party project management or implementation management (PMO or IMO) services rendered to the Company or SpinCo in connection with the implementation of the Systems Separation and Data Migration under the Final Separation Plan) (“Separation Costs”); provided, that the portion of Separation Costs to be borne by Gold shall not exceed one million dollars ($1,000,000) and the Company shall be responsible for any Separation Costs in excess of such amount. For the avoidance of doubt, “Separation Costs” shall not include internal costs and expenses incurred by the Company Group in connection with the implementation of the Final Separation Plan, except as set forth below with respect to the Additional Requirements Costs. Gold shall pay and be responsible for one hundred percent (100%) of any reasonable and documented incremental out-of-pocket fees and expenses, in each case, to the extent incurred in connection with the implementation of the Additional Readiness Requirements (the “Additional Requirements Costs”). The Company Group shall maintain reasonably detailed books and records reflecting the Separation Costs and the Additional Requirements Costs. The Company shall provide Gold and SpinCo with a detailed, itemized report at the end of each month summarizing all Separation Costs incurred or committed to be incurred in such month and the aggregate amount of Separation Costs incurred to date. The Parties shall work together in good faith in connection and use commercially reasonable efforts to reduce, mitigate and manage the amount of Separation Costs and the Additional Requirements Costs.

7.4 Ancillary Agreements.

(a) Each of the Company, SpinCo and Gold agrees that it will use its reasonable best efforts to cooperate in good faith to finalize the Trademark Matters Agreement and Exhibit A to the Transition Services Agreement so that such agreements shall be executed on the Closing Date, taking into consideration the nature and circumstances of the transactions contemplated by this Agreement and any key terms or principles set forth on Schedule 7.4(a). In connection with the foregoing, between the date hereof and the Closing Date, the Company, SpinCo and Gold will cooperate reasonably and in good faith to finalize the scope and other terms of the Trademark Matters Agreement and Exhibit A to the Transition Services Agreement, which such cooperation shall include, to the extent reasonably requested by SpinCo or Gold, access to data and information reasonably available to the Company related to the applicable services and making appropriate, knowledgeable personnel of the Company, its Affiliates or SpinCo reasonably available to participate in meetings and other discussions relating to the foregoing. Notwithstanding the foregoing, the parties agree that, if the Company, SpinCo and Gold do not agree to Exhibit A of the Transition Services Agreement prior to the Closing, the terms and conditions set forth on Schedule 7.4(a) shall be effective as of the Closing as if it were part of the Transition Services Agreement, and shall be legally binding upon the Company, SpinCo and Gold, and the Parties shall continue to negotiate in good faith and finalize the Transition Services Agreement and Trademark Matters Agreement as soon as reasonably practicable after the Closing.

ARTICLE VIII

TERMINATION

8.1 Termination. Prior to the Distribution, this Agreement shall terminate immediately upon termination of the Merger Agreement. After the Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Company, SpinCo and Gold.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

8.2 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement; provided, that the Parties’ obligations regarding the payment of costs and expenses in Section 2.4(k) and Section 7.3(d) shall survive termination of the Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement and each Transaction Document may be executed in one (1) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Party.

(b) This Agreement, the other Transaction Documents and the Exhibits, Schedules and appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. This Agreement and the other Transaction Documents together govern the arrangements in connection with the Reorganization and the Distribution and would not have been entered into independently. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party to this Agreement shall be under any legal obligation to enter into or complete the Distribution or the transactions contemplated by the Merger Agreement unless and until this Agreement shall have been executed and delivered by each of the Parties.

(c) The Company represents on behalf of itself and each other member of the Company Group, Gold represents on behalf of itself and its Subsidiaries, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each other Transaction Document to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each Party acknowledges that it and each other Party is executing this Agreement and certain of the Transaction Documents by facsimile, stamp, electronic or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Document (whether executed by manual, stamp, electronic or mechanical signature) by facsimile or by electronic mail in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any other Transaction Document. Each Party expressly adopts and confirms each such facsimile, stamp, electronic or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by electronic mail in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause each such Transaction Document to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

9.2 Survival of Covenants. Except as expressly set forth in this Agreement or any other Transaction Document, the covenants and other agreements contained in this Agreement and each other Transaction Document, and liability for the breach of any covenants and other agreements contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

9.3 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and, unless expressly provided therein, each other Transaction Document (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.

(b) Each Party hereto irrevocably agrees that any litigation relating to any Dispute with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely in the case that the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”). Each of the Parties hereto hereby irrevocably submits with regard to any such Dispute for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Dispute with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Dispute in such court is brought in an inconvenient forum, (B) the venue of such Dispute is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each Party hereto hereby consents to the service of process in accordance with Section 9.6; provided, that (I) nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law and (II) each such Party’s consent to jurisdiction and service contained in this Section 9.3(b) is solely for the purpose referred to in this Section 9.3(b) and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(c) EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.4 Assignability. Except as set forth in this Agreement or any other Transaction Document, this Agreement and each other Transaction Document shall be binding upon and inure to the benefit of the Parties and the parties thereto, respectively, and their respective successors and permitted assigns; provided, however, that neither Party nor any such party thereto may assign its rights or delegate its obligations under this Agreement or any other Transaction Document without the express prior written consent of the other Party hereto or other parties thereto, as applicable.

9.5 Third-Party Beneficiaries. Except for the indemnification rights under this Agreement or any of the other Transaction Documents of any Company Indemnitee or SpinCo Indemnitee in their respective capacities as

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

such, and except as otherwise set forth in the Merger Agreement, (a) the provisions of this Agreement and the other Transaction Documents are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement or any Transaction Document and none of this Agreement or any of the other Transaction Documents shall provide any Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Transaction Document, as applicable.

9.6 Notices. All notices, requests, claims, demands or other communications under, this Agreement and, to the extent applicable and unless otherwise provided therein, under this Agreement and each of the Transaction Documents, shall be in writing and shall be given or made (and except as provided herein, shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by certified mail, return receipt requested, by electronic mail upon transmission (provided no “bounceback” or notice of nondelivery is received), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.6):

If to the Company or, prior to the Distribution Date, to SpinCo, to:

Modine Manufacturing Company 1500 De Koven Ave
Racine, Wisconsin 53403
Attention: General Counsel
E-mail: [redacted]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP 200 Park Avenue
New York, NY 10166
Telephone: [redacted]
Attention: Andrew Kaplan
E-mail: [redacted];

If to Gold or, following the Distribution Date, to SpinCo, then to:

Gentherm Incorporated
28875 Cabot Drive
Novi, MI 48377
Attention: Wayne Kauffman; Jon Douyard
Email: [redacted]; [redacted]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 N Wabash Ave, Suite 2800
Chicago, IL 60611
Attention: Bradley C. Faris; Jason Morelli
E-mail: [redacted]; [redacted]

and

Honigman LLP
2290 First National Building
660 Woodward Avenue
Detroit, MI 48226
Attention: Michael S. Ben; Matt VanWasshnova
Email: [redacted]; [redacted]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

A Party may, by notice to the other Party, change the address to which such notices are to be given or made.

9.7 Severability. If any provision of this Agreement or any other Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

9.8 No Set-Off. Except as expressly set forth in any Transaction Document or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement or any other Transaction Document or (b) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any other Transaction Document.

9.9 Headings. The article, section and paragraph headings contained in this Agreement and in the Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any other Transaction Document.

9.10 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement or any other Transaction Document shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Transaction Document shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided, that, prior to the Effective Time, unless the Merger Agreement shall have been terminated in accordance with its terms, any waiver by SpinCo that is adverse in any material respect to Gold shall require the prior written consent of Gold.

9.11 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of any Transaction Document (except as otherwise provided therein), the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under such Transaction Documents, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties. Nothing in this section is intended to limit or waive the aggrieved party’s ability to pursue any other remedy to which it is entitled.

9.12 Amendments. No provisions of this Agreement or any other Transaction Document (except as otherwise provided therein) shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by each of the parties hereto and thereto.

9.13 Interpretation. In any Transaction Document, unless the context of the applicable Transaction Document otherwise requires: (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the applicable Transaction Document as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of any Transaction Document; (c) Article, Annex, Section, Schedule,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit and Appendix references are to the Articles, Annexes, Sections, Schedules, Exhibits and Appendices to the applicable Transaction Document unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including each Transaction Document) shall be deemed to include the exhibits, schedules and annexes (including all Schedules, Exhibits and Appendices) to such agreement; (e) the word “including” and words of similar import when used in the applicable Transaction Document shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall be disjunctive but is not exclusive; (g) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if;” (h) references to “ordinary course of business” refers to the ordinary course of business of the Company and its Subsidiaries taken as a whole and consistent with past practice (i) unless otherwise specified in a particular case, the word “days” refers to calendar days; provided, that if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day; (j) when calculating the period of time before which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a business day, the period shall end on the next succeeding business day; (k) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; (l) unless expressly stated to the contrary in any Transaction Document, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to January 29, 2026; (m) references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (n) derivative forms of defined terms will have correlative meanings; (o) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; (p) references to any federal, state, local or foreign statute or Law shall include all rules and regulations promulgated thereunder; (q) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities; (r) the terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (s) all monetary figures shall be in United States dollars unless otherwise specified; and (t) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

9.14 Negotiation. Following the Closing, any Party seeking resolution of any dispute, controversy or claim arising out of or relating to this Agreement or any other Transaction Document (including regarding whether any Assets are SpinCo Assets or Company Assets, any Liabilities are SpinCo Liabilities or Company Liabilities) or the validity, interpretation, breach or termination of this Agreement or any Transaction Document (a “Dispute”), shall provide written notice thereof to the General Counsel of the Company or Gold, as applicable, with a copy provided to the Chief Financial Officer of the Company or Gold, as applicable (the “Negotiation Request”). As soon as reasonably practicable following receipt of a Negotiation Request, an appropriate executive or other representative at a senior level of management of each of the Company and Gold (or, if the Parties, agree, of the appropriate strategic business unit or division within such entity) identified by the Chief Financial Officers of each of the Company and Gold, as applicable, shall begin conducting good faith negotiations with respect to such Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Company and Gold are unable for any reason to resolve a Dispute through such negotiations within thirty (30) days of receipt of a Negotiation Request, and such thirty (30)-day period is not extended by mutual written consent of the Company and Gold, the Dispute may be submitted to the applicable courts in accordance with Section 9.3.

9.15 Limitation on Liability. Notwithstanding anything in this Agreement to the contrary, no Party or any member of its respective Group shall be liable under this Agreement to any other Party for any punitive, exemplary, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby, whether or not advised of the possibility of such damages and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

whether or not such damages are reasonably foreseeable (other than any such Liability (a) with respect to a Third-Party Claim with respect to which such losses are found by a court of competent jurisdiction to be owed to an unaffiliated third party or (b) arising under or otherwise governed by any other Transaction Agreement, including the Transition Services Agreement or the Technical Services Agreement, in each case, to the extent expressly set forth therein).

9.16 Performance. The Company will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by any member of the Company Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by any member of the SpinCo Group. Gold will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by Gold or any Subsidiary of Gold (including, from and after the Distribution Time of the Merger, the members of the SpinCo Group). Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 9.16 to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby.

9.17 Mutual Drafting; Precedence.

(a) Each of the Company, SpinCo and Gold acknowledges that each Party to this Agreement has been represented by legal counsel in connection with this Agreement and that this Agreement and the other Transaction Documents shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

(b) In the event of any conflict or inconsistency between, on the one hand, the terms of this Agreement and, on the other hand, the terms of the Merger Agreement or any of the other Transaction Documents (other than the Transfer Documents) (each, a “Specified Agreement”), the terms of the applicable Specified Agreement shall control with respect to the subject matter specifically addressed by such Specified Agreement to the extent of such conflict or inconsistency. In the event of any conflict or inconsistency between the terms of the Merger Agreement and any other Specified Agreement, the terms of the Merger Agreement shall control with respect to the subject matter specifically addressed by such Merger Agreement to the extent of such conflict or inconsistency. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Transfer Documents, the terms of this Agreement shall control to the extent of such conflict or inconsistency.

[Remainder of page intentionally left blank]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

IN WITNESS WHEREOF, the Parties have caused this Separation Agreement to be executed by their duly authorized representatives as of the date first written above.

MODINE MANUFACTURING COMPANY

By:	/s/ Erin Roth
Name: Erin Roth
Title: Vice President, General Counsel and Chief Compliance Officer

PLATINUM SPINCO INC.

By:	/s/ Michael Rathburn
Name: Michael Rathburn
Title: Vice President

[Signature Page to Separation Agreement]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

IN WITNESS WHEREOF, the Parties have caused this Separation Agreement to be executed by their duly authorized representatives as of the date first written above.

GENTHERM INCORPORATED

By:	/s/ William Presley
Name: William Presley
Title: President and Chief Executive Officer

[Signature Page to Separation Agreement]

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Annex C

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

January 29, 2026

Board of Directors

Gentherm Incorporated

28875 Cabot Drive, Novi, MI 48377

Members of the Board of Directors:

We understand that Gentherm Incorporated, a Michigan corporation (the “Company”) intends to enter into a transaction with Modine Manufacturing Company, a Wisconsin corporation (“Modine”), and Platinum SpinCo Inc., a Delaware corporation and a wholly owned subsidiary of Modine (“SpinCo”), pursuant to which (1) Platinum Gold Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), will merge with and into SpinCo, with SpinCo surviving the merger (the “Merger”) as a wholly owned subsidiary of the Company, and (2) at the effective time of the Merger, each share of common stock of SpinCo, par value $0.001 per share (“SpinCo Common Stock”), that is issued and outstanding immediately prior to the Merger (other than shares of SpinCo Common Stock to be cancelled pursuant to the Agreement and Plan of Merger, dated as of January 29, 2026, by and among the Company, Modine, Merger Sub and SpinCo (the “Merger Agreement”)) will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), equal to the quotient obtained by dividing (A) the Fully Diluted SpinCo Shares by (B) the number of shares of SpinCo Common Stock issued and outstanding immediately following the Distribution (as defined in the Separation Agreement, dated as of January 29, 2026, by and among Modine, SpinCo and the Company (the “Separation Agreement,” and together with the Merger Agreement, the “Agreements”)), such quotient being subject to adjustment in certain circumstances, including to cause the percentage of issued and outstanding shares of Company Common Stock to be received by the former holders of SpinCo Common Stock, together with all Overlap Shares (as defined in the Merger Agreement), to be equal to at least 50.5% of all issued and outstanding shares of Company Common Stock as of immediately following the SpinCo Cash Distribution and the Gold Special Dividend (each, as defined in the Merger Agreement), if any, and any adjustment thereof, in each case, pursuant to Section 3.1(c) of the Merger Agreement (such quotient, as it may be adjusted pursuant to Section 3.1(c) of the Merger Agreement, the “Exchange Ratio”).

Prior to the effective time of the Merger, pursuant to the Separation Agreement entered into concurrently with the Merger Agreement, (1) Modine will cause the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group (as such terms are defined in the Separation Agreement); (2) SpinCo will make the SpinCo Cash Distribution, as adjusted in accordance with the Merger Agreement, to Modine; and (3) Modine will distribute to its stockholders all the shares of SpinCo Common Stock without consideration on a pro rata basis (the “Distribution”).

The Merger, Distribution and other transactions contemplated by the Agreements are collectively referred to herein as the “Proposed Transaction.” The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreements. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreements.

Restricted - External

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement, the Separation Agreement, the specific terms of the Proposed Transaction and certain other related documents; (2) publicly available information concerning the Company, Modine and the SpinCo Business (as defined in the Merger Agreement) that we believe to be relevant to our analysis, including the Company’s and Modine’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2024 and March 31, 2025, respectively and the Company’s and Modine’s Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2025; (3) financial and operating information with respect to the business, operations and prospects of the Company and the SpinCo Business furnished to us by the Company and Modine, including financial projections for SpinCo prepared by Modine and adjusted by management of the Company (the “SpinCo Projections”) and financial projections for the Company prepared by the Company (the “Company Projections”); (4) a trading history of the Company Common Stock from January 23, 2025 to January 23, 2026 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company and the SpinCo Business with each other and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including the estimated operating synergies expected by the management of the Company to result from a combination of the Company and the SpinCo Business (the “Expected Synergies”); and (8) the relative contributions of the Company and the SpinCo Business to the future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections and the SpinCo Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the SpinCo Business, respectively, and that the Company and the SpinCo Business will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

liabilities of the Company. Our opinion, as set forth herein, relates to the relative values of the Company and the SpinCo Business as of the date hereof, giving effect to the Proposed Transaction. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We express no opinion as to the prices at which shares of Company Common Stock or common stock of Modine (“Modine Common Stock”) would trade following the announcement of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of Company Common Stock or Modine Common Stock to be held by the stockholders of the Company or Modine after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Stock or Modine Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreements, as applicable, and all other agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreements and that the Proposed Transaction will be consummated in accordance with the terms of the Agreements without waiver, modification or amendment of any material term, condition or agreement thereof. We have also assumed that there will be no adjustment to the Exchange Ratio other than as expressly provided in, and solely to the extent required by and in accordance with, Section 3.1(c) of the Merger Agreement, and that any adjustment to the Exchange Ratio will not be in excess of the Final Adjustment Cap (as defined in the Merger Agreement). We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We have assumed that the Merger will qualify for U.S. Federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Distribution will be tax-free to Modine and the shareholders of Modine pursuant to Section 355 of the Code. We have not independently verified that this tax treatment will be available in respect of the Proposed Transaction, and we express no view with respect to the tax treatment or consequences that will apply to or result from the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Exchange Ratio in the Proposed Transaction is fair to the Company from a financial point of view.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have performed various investment banking services for the Company and Modine in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, (a) for the Company, we have not performed any investment banking and financial services for which we received a fee and (b) for Modine, we acted as a financial advisor in connection with its acquisition of Scott Springfield Manufacturing in February 2024 and have been a lender in Modine’s credit facilities for which we have received customary fees. In addition, we are currently engaged as a financial advisor to Modine in connection with services unrelated to the Proposed Transaction for which we may receive customary fees, and are currently a lender in Modine’s credit

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

facilities for which we will receive customary fees. We have also been engaged by the Company in connection with the financing transactions related to the Proposed Transaction for which we will receive customary fees.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Modine for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ANNEX D

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

For use by Domestic Profit and Nonprofit Corporations

Pursuant to the provisions of Act 284, Public Acts of 1972 (profit corporations) (the “Michigan Business Corporation Act”), the undersigned corporation executes the following Certificate:

1. The present name of the corporation is: Gentherm Incorporated (the “Corporation”).

2. The identification number assigned by the Bureau is: 545-27C.

3. Effective at 5:00 p.m. Eastern time on the date of filing of this Certificate of Amendment with the State of Michigan (the “Effective Time”), Section A of Article III of the Second Amended and Restated Articles is hereby amended and restated to read as follows:

“The total number of shares which the corporation is authorized to issue is    , of which     shall be Common Stock, without par value, and 4,991,000 shall be Preferred Stock, without par value.

4. The foregoing amendment to the Restated Articles proposed by the board was duly adopted on the    day of     ,    by the shareholders at a meeting in accordance with Section 611(3) of the Michigan Business Corporation Act.

Signed this day of ,

By:
Wayne Kauffman
Senior Vice President, General Counsel and Secretary

D-1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

ANNEX E*

* Form of Proxy Card to be filed by amendment.

E-1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

The Gentherm Charter authorizes Gentherm to indemnify officers, employees or agents of Gentherm to the fullest extent permitted by the MBCA or any other applicable laws. The Gentherm Bylaws require Gentherm, to the maximum extent permitted by the MBCA, to indemnify each of its officers and directors against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding arising by reason of the fact that any such person is or was an agent of Gentherm, provided that generally such indemnification rights for proceedings initiated by any such person will only be available if such proceedings were authorized by the Gentherm Board. The Gentherm Bylaws authorize Gentherm to provide such other indemnification to directors, officers, employees and agents as permitted by law and authorized by the Gentherm Board. For purposes of the Gentherm Bylaws, an “agent” of Gentherm includes any person who is or was a director or officer of Gentherm; or a director or officer of Gentherm that is or was serving at the request of Gentherm as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or was a director, officer, employee or agent of a predecessor corporation of Gentherm or of another enterprise at the request of such predecessor corporation.

The Gentherm Charter provides that, to the full extent permitted by the MBCA, or any other applicable laws presently or hereafter in effect, no director of Gentherm will be personally liable to Gentherm or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of Gentherm.

Under Sections 561-571 of the MBCA, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if the statutory standard (defined below) is met. In particular, Section 561 of the MBCA provides that a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding (provided that generally the director did not (i) receive a financial benefit to which he was not entitled, (ii) intentionally inflict harm on the corporation or its shareholders, (iii) violate Section 551 of the MBCA relating to loans, dividends and distributions, or (iv) intentionally commit a criminal act, collectively, the “statutory standard”), and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 562 of the MBCA provides that a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit if the statutory standard is met. The MBCA does not permit indemnification for a claim, issue or matter in which the person has been found liable to the corporation unless application for indemnification is made to, and ordered by, the court conducting the proceeding or another court of competent jurisdiction.

Section 563 of the MBCA provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562 of the MBCA, or in

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

defense of a claim, issue, or matter in any such action, suit, or proceeding, shall be indemnified by the corporation against actual and reasonable expenses, including attorneys’ fees, incurred by him or her in connection with the action, suit or proceeding, and any action, suit, or proceeding brought to enforce this mandatory indemnification.

The foregoing statements are subject to the detailed provisions of the MBCA, the Gentherm Charter and the Gentherm Bylaws.

Exhibits and Financial Statements Schedules

Exhibit	Description

2.1	Separation Agreement, dated as of January 29, 2026, by and among Modine Manufacturing Company, Gentherm Incorporated, and the other parties named therein (incorporated by reference to Exhibit 2.1 to Gentherm Incorporated’s Current Report on Form 8-K filed on January 29, 2026) (File No. 001-14010)).†

2.2	Agreement and Plan of Merger, dated as of January 29, 2026, by and among Gentherm Incorporated, Modine Manufacturing Company, and the other parties named therein (incorporated by reference to Exhibit 2.2 to Gentherm Incorporated’s Current Report on Form 8-K filed on January 29, 2026) (File No. 001-14010)).†

3.1	Second Amended and Restated Articles of Incorporation of Gentherm Incorporated, dated as of March 5, 2018 (Incorporated by reference to Gentherm Incorporated’s Current Report on Form 8-K dated March 5, 2018).

3.2	Amended and Restated Bylaws of Gentherm Incorporated, dated as of May 26, 2016 (Incorporated by reference to Gentherm Incorporated’s Current Report on Form 8-K dated May 26, 2016).

5.1	Opinion of Honigman LLP.*

8.1	Opinion of Latham & Watkins LLP as to certain tax matters.*

8.2	Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.*

10.1	Form of Transition Services Agreement.†*

10.2	Form of Tax Matters Agreement.†*

10.3	Form of Intellectual Property Matters Agreement.†*

10.4	Form of Employee Matters Agreement.†*

10.5	Form of Trademark Matters Agreement.†*

21.1	Subsidiaries of Gentherm Incorporated.*

23.1	Consent of Honigman LLP (included as Exhibit 5.1).*

23.2	Consent of Latham & Watkins LLP as to certain tax matters (included in Exhibit 8.1).*

23.3	Consent of Gibson, Dunn & Crutcher LLP as to certain tax matters (included in Exhibit 8.2).*

23.4	Consent of Ernst & Young LLP as to the historical financial statements of Gentherm Incorporated.*

23.5	Consent of KPMG LLP as to the audited financial statements of the Performance Technologies Business.*

24.1	Power of Attorney (included on signature page to the initial filing of this Registration Statement).*

99.1	Consent of Barclays Capital, Inc., as financial advisor to Gentherm Incorporated.*

99.2	Form of proxy card for the special meeting of shareholders of Gentherm Incorporated.*

107	Filing Fee Table.*

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

+	Filed herewith.
*	To be filed by amendment.
†

Schedules (or similar attachments) to this Exhibit have been omitted in accordance with Items 601(a)(5) and/or 601(b) (2) of Regulation S-K. Gentherm Incorporated agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission on a confidential basis upon request.

Undertakings

The undersigned registrant hereby undertakes:

(1)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3)

That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)

To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(5)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(6)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Novi, Michigan, on this day of    , 2026.

GENTHERM INCORPORATED

By:	/s/
Name: William Presley
Title: President and Chief Executive Officer

We, the undersigned officers and directors of Gentherm Incorporated, hereby severally constitute and appoint William Presley, Jonathan Douyard and Wayne Kauffman, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-4 filed herewith and any and all subsequent pre-effective and post-effective amendments to said registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Gentherm Incorporated to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the  day of     , 2026.

Signature	Title

/s/ William Presley	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Jonathan Douyard	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

/s/ Nicholas Breisacher	Chief Accounting Officer (Principal Accounting Officer)

/s/ Ronald Hundzinski	Director, Chair of the Board

/s/ Sophie Desormière	Director

/s/ David Heinzmann	Director

/s/ Laura Kowalchik	Director

/s/ Charles Kummeth	Director

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

/s/ Betsy Meter	Director

/s/ John Stacey	Director

/s/ Kenneth Washington	Director